Form 20-F
China Dredging Group Co., Ltd.
filed 2010-11-02
CIK 1447976

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 (Mark one)
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ________________.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report: October 29, 2010 for the transition period from __________ to ___________

Commission file number:  000-53465

China Dredging Group Co., Ltd.

(Exact name of the Registrant as specified in its charter)

British Virgin Islands

 (Jurisdiction of incorporation or organization)

Floor 18, Tower A, Zhongshan Building,
No. 154, Hudong Road, Gulou District,
Fuzhou City, Fujian Province, PRC

 (Address of principal executive offices)

+86 591 8727 1266
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of each exchange on which registered

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares, no par value per share

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Ordinary Shares, no par value per share

On October 29, 2010, the registrant had 52,677,323 ordinary shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes	☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes	☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒Yes	☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes  ☐ No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

☐ Large Accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ US GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17	☐ Item 18

 If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes	☐ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of the securities under a plan confirmed by a court.

☐ Yes	☐ No

TABLE OF CONTENTS

CERTAIN INFORMATION

In this Shell Company Report on Form 20-F (the “Report”), unless otherwise indicated, “we,” “us,” “our,” or “Company” refers to China Dredging Group Co., Ltd., a company incorporated under the laws of the British Virgin Islands (the “BVI”), and its subsidiaries subsequent to the Merger (as defined and described below).  All references to “China Dredging HK” in this Report refer to China Dredging (HK) Co., Ltd., a wholly owned subsidiary of China Dredging Group Co., Ltd. Unless the context indicates otherwise, all references to “Fujian WangGang” in this Report refer to Fujian WangGang Dredging Construction Co., Ltd., a wholly owned subsidiary of China Dredging HK, which holds 50% of the equity interest in Fujian Xing Gang Port Service Co., Ltd., (“Fujian Service”), our operating business in the PRC.  Fujian WangGang is also a party to certain variable interest entity agreements (“VIE Agreements”) with Fujian Service, Wonder Dredging LLC, a PRC entity which holds the remaining 50% equity interest in Fujian Service and the shareholders of the Wonder Dredging LLC, that transfer 100% of the economic benefit of Fujian Service and full voting and management control to Fujian WangGang. The “Merger” refers to the merger of Chardan Acquisition Corp., a BVI company (“CAC”) with and into China Dredging Group Co., Ltd., which was consummated on October 27, 2010.

References to the “PRC” refers to the People’s Republic of China. All references to “provincial-level regions” or “regions,” include provinces as well as autonomous regions and directly controlled municipalities in China, which have an administrative status equal to provinces, including Beijing.

All references to “Renminbi,” “RMB” or “yuan” are to the legal currency of the People’s Republic of the PRC and all references to “U.S. dollars,” “dollars,” “$” are to the legal currency of the United States. This Report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at $6.83. We make no representation that the Renminbi or U.S. dollar amounts referred to in this Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

FORWARD-LOOKING STATEMENTS

This Report contains ‘‘forward-looking statements’’ that represent our beliefs, projections and predictions about future events. All statements other than statements of historical fact are ‘‘forward-looking statements’’ including any projections of earnings, revenue or other financial items, any statements of the plans, strategies and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, and any statements of assumptions underlying any of the foregoing. Words such as “may,” “‘will,” “‘should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar expressions, as well as statements in the future tense, identify forward-looking statements.

These statements are necessarily subjective and involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievements described in or implied by such statements. Actual results may differ materially from expected results described in our forward-looking statements, including with respect to correct measurement and identification of factors affecting our business or the extent of their likely impact, the accuracy and completeness of the publicly available information with respect to the factors upon which our business strategy is based on the success of our business.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, those factors discussed under the headings “Risk Factors,” “Operating and Financial Review and Prospects,” “Information on our Company” and elsewhere in this Report.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

Our directors and executive officers are described as follows:

Name(1)	Age	Position in China Dredging
Mr. Xinrong Zhuo	46	Chairman of Board and Chief Executive Officer
Mr. Fangjie Gu	32	Chief Operating Officer and Director
Mr. Bin Lin	52	Senior Vice President
Mr. Kit Chan	63	Director

(1)	The business address of each such person is the address of the Company, which is Floor 18, Tower A, Zhongshan Building, No. 154, Hudong Road, Gulou District, Fuzhou City, Fujian Province, PRC.

Mr. Xinrong Zhuo, age 46, is a citizen of Hong Kong and has served as the chairman and CEO of China Dredging since August 2010, has served as director of Fujian Road & Bridge Construction Co., Ltd. since December 2008, has served as the sole director of Tian Yuan Co., Ltd., a real estate investment company since September 2007, has served as the chairman and legal representative of Fuzhou Dongxing Longju Real Estate Development Co., Ltd., a real estate development company since March 2007, has served as the vice general manager of Fujian Huashang Real Estate Development Co., Ltd. since December 2006, and has served as the supervisor of Fuzhou Haiyiyongyu Import & Export Co., Ltd. since June 1995, which is engaged in import and export trade. From November 2005 to December 2008, Mr. Zhuo served as the legal representative and the chairman of Fujian Road & Bridge Construction Co., Ltd. From June 2005 to September 2007, Mr. Zhuo served as vice general manager of Tian Yuan Co. Ltd. From February 2002 to September 2009, Mr. Zhuo served as the legal representative and executive director of Fuzhou Baojie Haiyi Ocean Fishing Co., Ltd., which operated aquatic products. From June 1995 to September 2006, Mr. Zhuo served as the supervisor at Fuzhou Hong Long Ocean Fishery Co., Ltd., which is engaged in marine fishery.

Mr. Fangjie Gu, age 32, is the chief operating officer and director of China Dredging since August 2010 and the general manager of Fujian Service since June 2010. Mr. Gu has served as legal representative and the chairman of Shenzhen West Coast Fisherman's Wharf Business Co., Ltd. since August 2010, which operates aquatic products, has served as the supervisor of Fujian Lutong Highway Engineering Construction Co. Ltd. since October 2006, which is specified in construction material sales, and has served as the vice general manager of Fujian Yihai Investment Co., Ltd., a company that invests in infrastructure-related projects since March 2005. From January 2004 to June 2007, Mr. Gu served as vice general manager in Fuzhou Honglong Ocean Fishery Co., Ltd.. From September 2001 to August 2004, he served as the project manager of China Overseas Engineering Group Co., Ltd., an architecture firm. Mr. Gu earned his BA degree in English from Beijing Language and Culture University in 2001.

Mr. Bin Lin, age 52, has served as senior vice president of China Dredging since August 26, 2010 and as vice general manager of Fujian Service since January 2008. At Fujian Service he is responsible for leading the Company’s dredging operations and directing the senior executive staff. From May 2003 to March 2007, he served as vice chairman of Fujian Tianxiang Group Co., Ltd (600225), listed on the China Shanghai Stock Exchange and from November 2003 to October 2006, he served as a member of the board of directors of Industrial Securities Co., Ltd.  Mr. Lin served as director of Huatong International Merchants Group Shareholding Co., Ltd. from October 1992 to May 1998. From April 1994 to February 1995 he served as vice general manager of Fujian Sanmu Group Co., Ltd. (000632), listed on the China Shenzhen Stock Exchange.  Mr. Lin received his BSc degree in Pharmacy from Shanghai Medical College of Fudan University (formerly named as Shanghai Number One School of Medicine) in 1982.

Mr. Kit Chan, age 63, joined us as a director on August 27, 2010. From April 2010 through the present he has served as a director of Haifeng Dafu Enterprise Company Limited, a company operates in the shipping business in Hong Kong. From May 2009 through the present he has served as a director of Hai Yi Shipping Ltd., a company in the shipping business in Hong Kong.  From October 2007 through the present he served as a manager at Hua Shang Resources Group Ltd. in Hong Kong, a real estate investment firm.  From February 1991 through the present Mr. Chan served as a director of Ee Hing Resources Company Ltd. in Hong Kong, a chemical import/export company. Mr. Chan received his BA degree from Huaqiao University in 1967.

There are no family relationships between the officers or directors of the Company.

B.	Advisers

China Dredging has engaged Loeb & Loeb LLP, 345 Park Ave., New York, NY 10154, to act as its counsel with respect to the securities laws of the United States. Maples and Calder is China Dredging’s counsel with respect to the laws of the British Virgin Islands. Dacheng Law Offices is China Dredging’s counsel with respect to the law of the People’s Republic of China.

C.	Auditors

UHY Vocation HK CPA Limited, an independent registered public accounting firm, located at 3F, Malaysia Building, 50 Gloucester Road, Wanchai, Hong Kong, People’s Republic of China, is our auditor and has audited the financial statements of Fujian Service from January 8, 2008 (inception) through December 31, 2008 and for the year ended December 31, 2009.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

The Company was formed on April 14, 2010.  We subsequently formed the subsidiaries described in Item 4A under the heading “Our Corporate Structure” and acquired a 100% economic interest in Fujian Service and another variable interest entity (“VIE”), of which one of the Company’s subsidiaries is the primary beneficiary (collectively referred to herein as the “Group”).  We deem Fujian Service to be a predecessor company.  The following selected financial data as of December 31, 2009 and 2008 and for the year ended December 31, 2009 and for the period from January 8, 2008 (inception of Fujian Service) have been derived from the audited consolidated financial statements of Fujian Service included in this Report beginning on page F-63.  The selected financial data as of and for the six-month period ended June 30, 2010 are for the Group and have been derived from our unaudited consolidated financial statements as of June 30, 2010.  This information is only a summary and should be read together with the financial statements, the related notes, the section entitled “Operating and Financial Review and Prospects” and other financial information included in this Report.

The consolidated financial statements of the Company and of Fujian Service are prepared and presented in accordance with U.S. GAAP.   The Fujian Service acquisition has been accounted for as a business combination under the purchase method of accounting in accordance with FASB Accounting Standards Codification Topic (“ASC”) 805.  Accordingly, the selected financial data from the Statement of Operations for the six months ended June 30, 2010 are derived from the pro forma consolidated income statement included in note 2 of the Company’s June 30, 2010 financial statements beginning on page F-63. The results of operations of the Group or the Company in any period may not necessarily be indicative of the results that may be expected for any future period. See “Risk Factors” included elsewhere in this Report.

	Fujian Service		Group
	Year Ended December 31,		Six Months
			Ended
	2008	2009	June 30, 2010
(In $)	(Audited)	(Audited)	(Unaudited)
Contract Revenue	54,480,271	80,333,891	45,981,433
Cost of contract revenue	25,424,227	38,715,490	20,389,446
Gross Profit	29,056,044	41,618,401	25,591,987
G&A	2,152, 575	2,531,132	2,367,968
Income from operations	26,903,469	39,087,269	23,224,019
Other income (expense)	(136,332)	(726,020)	(398,012)
Income before income taxes	26,767,137	38,361,249	22,826,007
Income tax expense	6,696,745	9,596,651	5,784,341
Net Income	20,070,392	28,764,598	17,041,666

	Fujian Service
	December 31,
			June 30,
	2008	2009	2010
(In $)	Audited	Audited	Unaudited
Assets
Total current assets	9,790,137	34,406,858	61,396,466
Total other assets	48,497,870	45,708,395	43,901,875
Total assets	58,288,007	80,115,253	105,298,341

Liabilities and owners' equity
Total current liabilities	22,068,848	9,282,633	11,251,233
Total non-current liabilities	6,962,257	3,295,738	7,962,957
Total liabilities	29,031,105	12,578,371	19,214,190
Owners' equity
Total owners' equity	29,256,902	67,536,882	86,084,151
Total liabilities and owners' equity	58,288,007	80,115,253	105,298,341

B.	Capitalization and Indebtedness

The following table shows our capitalization as of June 30, 2010 for the Group after giving effect to the Merger and Offering described under the headings “October 2010 Merger” and “October 2010 Private Placement,” respectively.  Additional pro forma information reflecting the effect of these transactions can be found on pages F-1 to F-9 of this Report.

	Actual (6/30/2010)	Pro Forma Merger & Offering
	(unaudited)	(Initial)	(Maximum)
Indebtedness-current
Unsecured	$6,827,368	$6,827,368	$6,827,368
Secured	4,423,865	4,423,865	4,423,865
Total current indebtedness	11,251,233	11,251,233	11,251,233

Indebtedness- non-current
Secured	7,962,957	7,962,957	7,962,957
Preferred Stock subject to redemption	-	21,855,000	75,000,000
Total non-current indebtedness	7,962,957	29,817,957	82,962,957
Total indebtedness	19,214,190	41,069,190	94,214,190

Shareholders’ Equity
Ordinary Shares	-	-	-
Additional paid-in capital	80,205,592	78,173,182	74,357,107
Retained earnings and other comprehensive income	990,541	990,541	990,541
Statutory reserves	4,888,018	4,888,018	4,888,018
Total equity	86,084,151	84,051,741	80,235,666

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk Factors

RISKS RELATING TO OUR BUSINESS AND THE INDUSTRIES IN WHICH WE OPERATE

Our performance depends upon public spending on marine infrastructure

Our ability to generate revenues significantly depends upon the PRC government’s public spending on port infrastructure. Our major customers include PRC government agencies at the national, provincial and local levels, and state-owned enterprises. We are therefore affected by changes in public works’ budgets. The future growth of the ports infrastructure industry in the PRC depends primarily upon the continued availability of major marine transportation infrastructure projects. The nature, extent and timing of these projects will, however, determined by the interplay of a variety of factors, including the PRC government’s spending in the marine transportation infrastructure industry in the PRC and the general conditions and prospects of the PRC economy. The PRC government’s spending in the marine transportation infrastructure industry has historically been, and will continue to be, vulnerable to the PRC’s economy and is cyclical in nature. Should there be a significant reduction in public spending on marine transportation infrastructure projects in the PRC and we fail to open up new markets in or outside the PRC, our operations and profits could be adversely affected.

Our profitability is subject to inherent risks because of the fixed-price nature of most of its contracts

Our revenues are derived from our role as a subcontractor for general contractors of dredging projects. Substantially all of the contracts between us and the general contractors are fixed-price contracts or fixed unit price in nature. Under a fixed-price contract, the customer agrees to pay a specified price for its performance of the entire contract. Fixed-price contracts carry inherent risks, including risks of losses from underestimating costs of materials, operational difficulties and other changes that may occur over the contract period. As a result, we will only realize profits on these contracts if we successfully estimate project costs and avoid cost overruns.

One of the most significant factors affecting the profitability of a dredging project is the weather at the project site. Inclement or hazardous weather conditions can result in substantial delays in dredging and additional contract expenses. Due to these factors, it is possible that we will not be able to perform obligations under fixed-price contracts without incurring additional expenses. Should we significantly underestimate the costs on one or more significant contracts, the resulting losses could have a material adverse effect on us.

In the past several years we have derived a significant portion of our revenues from a small group of customers and we expect this to continue to be the case. The loss of any one of these customers could negatively impact our business, operating results and financial condition.

Our customer base has been, and we expect it to remain, highly concentrated. For the years ended December 31, 2009 and 2008, the four major customers accounted for 100% and the three major customers accounted for 93% of our total sales, respectively, and the single largest customer accounted for 40%, and 48% of total sales, respectively. As our customer base may change from year-to-year, during such years that our customer base is highly concentrated, the loss of, or reduction of our sales to, any of such major customers could have a material adverse effect on our business, operating results and financial condition.

Our general contractor clients may continue to expand internal capacity and modernize their fleets which may reduce their reliance on subcontracting and limit our business growth.

Our largest general contractor clients have subcontracted a substantial amount of dredging work in the past, reflecting a large shortfall in internal capacity.  If these clients continue to invest in a modern fleet for larger capacity and better efficiency, they may be reducing reliance on subcontracting. Since our prospects for growth are primarily driven by increases in subcontracting by our major clients, a reduced subcontracting demand from those clients would adversely impact our growth prospects.

Our operations may cause substantial harm to persons, property and the environment, which could hurt our reputation and, to the extent they are not covered contractually or by insurance could cause us to incur substantial costs.

Our operations are subject to hazards inherent in providing dredging services, such as the risk of equipment failure, vessel collision, industrial accidents, fire and explosion. These hazards can cause personal injuries and losses of lives, business interruptions, property and equipment damage, pollution and environmental damage. We may be subject to claims as a result of incidents relating to these and other hazards.

We normally seek to limit our exposure to these claims and liabilities through contractual limitations of liability and insurance. These measures, however, may not always be effective because of various reasons outside of control, including, among other things:

•	In some of the jurisdictions in which we operate, environmental and workers’ compensation liabilities may be assigned to us as a matter of law and may not be limited through contracts;

•
Insurance coverage may not be sufficient because it may not be possible to obtain adequate insurance against some risks on commercially reasonable terms, or at all. Insurance products, in particular, have become increasingly expensive and sometimes very difficult to obtain. In this regard, consistent with what it’s believed to be the customary practice in the PRC, we do not carry any business interruption insurance.  While we do have Ship Pollution Liability coverage for certain environmental damage and third-party losses that arise from fuel or chemical leaks from the three vessels that we own, there may be circumstances in which we would not be fully covered or compensated for losses and liabilities arising from interruptions to our operations, construction accidents, defects in our work or other risks by insurance that we have maintained. Our Ship Pollution Liability coverage is for up to RMB 5,000,000 ($ 732,000) annually for Xinggangjun #66, RMB 2,500,000 ($366,000)  annually for Xinggangjun #3 and RMB 2,110,000 ($ 309,000) annually for Xinggangjun #6.

Failure to effectively cover these risks for any of the above reasons could expose us to substantial costs and potentially lead to material losses. Additionally, the occurrence of any of these risks may harm our reputation, which may materially inhibit our ability to win more projects.

Customers pay us by way of progress payments, and delay in progress payments may affect working capital and cash flow.

Most of our contracts provide for progress payments from our general contractor customers based upon the value of work completed upon reaching certain milestones. Generally a site engineer issues a progress certificate certifying the work progress in the preceding contract stage. The customers then effect payments with reference to these certificates. As a result, we are often required to commit resources to projects prior to receiving payment from customers in amounts sufficient to cover expenditures on the projects as they are incurred. We can make no assurance that the progress payments will be remitted by customers to us on a timely basis or that we will be able to efficiently manage the level of bad debt arising from such payment practice.

Delays in progress payments from customers would increase working capital needs. If a customer defaults in making its payments on a project to which we have devoted significant resources, it would also affect our liquidity and decrease the capital resources that are otherwise available for other uses. In such cases, we may file a claim for compensation of the loss of a payment default, but settlement of disputes of this nature generally takes substantial time in the PRC and financial and other resources, and the outcome is often uncertain.

We require substantial capital and any failure to obtain the capital needed on acceptable terms, or at all, may adversely affect our expansion plans and growth prospects.

The transportation infrastructure industry in which we operate is generally capital intensive. It requires significant capital to build, maintain and operate our production and operation facilities, resulting in high fixed costs. It also requires significant capital to purchase dredging equipment, develop new services and products and develop and implement new technologies. Our capital expenditures may increase as a result of the further upgrade of our dredging fleet and expansion of our scope of operations.

Under most of our contracts, we are required to finance dredging equipment, and performance of engineering, construction and other work on projects for periods averaging approximately one month before receiving progress payments from customers in amounts sufficient to cover expenditures. We may therefore have significant working capital requirements. Our working capital requirements would materially increase if our general contractor customers impose extended payment terms in line with their corporate averages, which approach three months.  To the extent that our working capital funding requirements exceed our financial resources, we will be required to seek additional debt or equity financing or to defer planned expenditures. In the past, we have financed our working capital and capital expenditures through a combination of sources, including cash flow from our operations and bank and other borrowings. If we are unable to obtain financing in a timely manner and at a reasonable cost, our expansion plans may be delayed, project progress may be constrained, and our growth, competitive position and future profitability may be adversely affected.

Our backlog is subject to unexpected adjustments and cancellations and is, therefore, an uncertain indicator of our future earnings.

Backlog represents our estimate of the contract value of work that remains to be completed as at a certain date. The contract value of a project represents the amount that is expected to be received under the terms of the contract if the contract is performed in accordance with its terms. As of June 30, 2010, we had a backlog of approximately US$135.5 million.  There is no assurance that the revenues anticipated by the backlog will be realized or, if realized, will result in profits. Projects may remain in backlog for an extended period of time. In addition, project cancellations or scope adjustments may occur from time to time, which could reduce the dollar amount of the backlog and the revenue and profits that are ultimately earned from the contracts. As a result, investors should not unduly rely on the backlog information presented in this filing as an indicator of our future earnings.

Failure to meet schedule requirements of contracts could require us to pay liquidated damages.

Substantially all of our contracts with general contractors are subject to specific completion schedule requirements with liquidated damages charged to us if we do not achieve the schedules. Liquidated damages are typically levied at an agreed rate for each day of delay that is deemed to be our responsibility. Any failure to meet the schedule requirements of the contracts could cause us to pay significant liquidated damages, which would reduce or eliminate profit on the relevant contracts and could adversely affect liquidity and cash flows and have a material adverse effect on our business, financial condition, results of operations and prospects.

We are subject to extensive environmental, safety and health regulations in the PRC, the compliance with which may be difficult or expensive.

The PRC government has published extensive environmental, safety and health regulations with which we need to comply. Failure to comply with these regulations may result in penalties, fines, suspension or revocation of our licenses or permits to conduct business, and litigation. Given the magnitude and complexity of these regulations, compliance with them may be difficult or involve the expenditure of significant financial and other resources to establish effective compliance and monitoring systems. In addition, these regulations are constantly evolving. There can be no assurance that the PRC government will not impose additional or stricter laws or regulations, compliance with which may cause us to incur significant costs that may not be able to be passed on to our customers. Furthermore, some of the new overseas markets that we are seeking to enter may have more onerous environmental, safety and health regulations than China, compliance with which may be very costly and could hinder its endeavors to enter these new overseas markets.

Our operations depend heavily on the timely availability of an adequate supply of supplies and component parts at acceptable prices and quality.

To operate successfully, we must obtain from our suppliers sufficient quantities of consumables, such as mud pipe and dredge pumps at acceptable prices and quality and in a timely manner. In 2008 and 2009, the cost of raw materials and consumables accounted for approximately 73.8% and 77.0% of the aggregate of total cost of sales respectively. During times of short supplies, we may have to pay significantly higher prices to obtain the consumable components required for our operations. Most of our dredging contracts specify a fixed unit price and we are responsible for procuring consumable supplies needed for the projects. As a result, when prices of such consumables increase, we are unlikely to be able to pass the price increases on to our customers. The profitable performance of our contracts also requires components and supplies of high quality. If quality components and supplies are not available, it could directly and adversely affect the quality, timeliness or efficiency of our work, undermine our reputation and increase the chances of potential disputes and liabilities; all or any of which may negatively affect future profits and projected growth.

We face significant competition in the markets in which we currently operate, which could adversely affect our financial results and business prospects.

We face significant competition in the PRC markets in which we operate. Our competition comes from various sources, including the internal operations of our general contractor customers and numerous private companies providing dredging services as general contractors or subcontractors.  Some of our competitors may have advantages over us in terms of capacity, access to capital pricing and management expertise. Our market position and growth prospects depend on our ability to anticipate and respond to various competitive factors, including pricing strategies adopted by competitors, changes in customer preferences or work priorities, availability of capital and financing resources and the introduction of new or improved equipment, technology and services.

We can offer no assurance that our current or potential competitors will not offer services or products comparable or superior to those that we offer at the same or lower prices or adapt more quickly than we do to evolving industry trends or changing market conditions.  We may lose our customers to our competitors if, among other things, we fail to keep our prices at competitive levels or to sustain and upgrade our capacity and technology. Increased competition may result in price reductions, reduced profit margins and loss of market share.

Our operations require permits or licenses and the loss of these permits or licenses could significantly hinder our business and reduce our expected turnover and profits.

We require operating permits and licenses to conduct our business in PRC waters and we must comply with the restrictions and conditions imposed by various levels of government to maintain our permits and licenses. Such restrictions include limitations on foreign ownership of vessels and the licensed entity performing dredging works, maintenance of sufficient number of qualified personnel, maintenance of sufficient project track record and compliance with safety regulations and environment protection regulations. If we fail to comply with any of the regulations required for the maintenance of our licenses, our licenses could be temporarily suspended or even revoked, or the renewal of our licenses upon expiration of their original terms may be delayed, which would directly impact our ability to undertake dredging work and reduce our revenue and profit.

We may encounter unexpected difficulties in expanding into new markets.

We plan to expand the geographical coverage of overseas operations, including Vietnam, Taiwan and other Asian countries. Expansion into overseas markets carries with it many associated risks, including risks related to being relatively new in such markets. Expansion may also stretch our capital, personnel and management resources that are otherwise available for our current business. In addition, there may be many established incumbent players in these markets, who already enjoy a significant presence, and it may be difficult for us to win market share from them. Some of the overseas markets that we are considering may have high barriers of entry to foreign competitors. There can be no assurance that our expansion plans outside of the PRC will be successful.

Our continued success requires hiring and retaining qualified personnel, including a Chief Financial Officer.

Our future success is dependent upon our ability to attract and retain personnel, including executive officers and key qualified personnel, who have the necessary and required experience and expertise. Particularly, our success is largely attributable to the highly qualified and experienced personnel that we have been able to attract and retain in the past such as captains and chief engineers for dredgers or construction-related geology analysts. Competition for qualified personnel is intense and it has periodically experienced difficulties in recruiting suitable personnel. We may lose these persons to those competitors who are able to offer more competitive packages, or we may have to significantly increase its related staff costs.

We are dependent on the principal members of our management staff, including  Xinrong Zhuo, our Chief Executive Officer.   While we have entered into a three-year employment agreement with Mr. Zhuo, there are circumstances under the agreement in which Mr. Zhuo may elect to terminate his employment pursuant to the agreement. Even if Mr. Zhuo were to terminate employment with us in breach of his agreement, we would have little or no practical recourse against Mr. Zhuo under PRC law, so there can be no assurance that Mr. Zhuo will continue to be employed by us for as long as we require his services.

In addition, we currently do not have a Chief Financial Officer.  Mr. Zhuo is currently the “acting” chief financial officer, but Mr. Zhuo has no experience as a chief financial officer or the equivalent thereof.  He has no educational or other background or experience in accounting, public accounting, financial and internal controls or financial procedures. As a result the financial statements that are prepared by the company, may not be accurate or reflect proper accounting procedures.  Furthermore, the review of the financial statements by our auditors may take longer time as a consequence of the lack of an experienced Chief Financial Officer which could also negatively impact the company's ability to timely file any required reports with the SEC. We are currently engaged in a search for a new chief financial officer, but can make no assurance that we will find a suitable chief financial officer in a timely manner.

RISKS RELATING TO DOING BUSINESS IN THE PRC

The political and economic policies of the PRC government could affect our businesses and results of operations

The economy of the PRC differs from the economies of most developed countries in a number of respects, including the degree of government involvement, control of capital investment, and the overall level of development. Before its adoption of reform and open up policies in 1978, China was primarily a planned economy. In recent years the PRC government has been reforming the PRC economic system and the government structure. These reforms have resulted in significant economic growth and social progress. Economic reform measures, however, may be adjusted, modified or applied inconsistently from industry to industry or across different regions of the country. As a result, we may not continue to benefit from all, or any, of these measures. In addition, it cannot be predicted whether changes in the PRC’s political, economic and social conditions, laws, regulations and policies will have any adverse effect on our current or future business, financial condition and results of operations.

Currency fluctuations and restrictions on currency exchange may adversely affect our business, including limiting our ability to convert Chinese Renminbi into foreign currencies and, if Chinese Renminbi were to decline in value, reducing our revenue in U.S dollar terms.

Our reporting currency is the U.S. dollar and our operations in the PRC use their local currency as their functional currencies. Substantially all of our revenue and expenses are in Chinese Renminbi. We are subject to the effects of exchange rate fluctuations with respect to any of these currencies. For example, the value of the Renminbi depends to a large extent on PRC government policies and the PRC’s domestic and international economic and political developments, as well as supply and demand in the local market. Since 1994, the official exchange rate for the conversion of Renminbi to the U.S. dollar had generally been stable and the Renminbi had appreciated slightly against the U.S. dollar. However, on July 21, 2005, the PRC government changed its policy of pegging the value of Chinese Renminbi to the U.S. dollar. Under the new policy, Chinese Renminbi may fluctuate within a narrow and managed band against a basket of certain foreign currencies. As a result of this policy change, Chinese Renminbi appreciated approximately 2.5% against the U.S. dollar in 2005 and 3.3% in 2006. It is possible that the Chinese government could adopt a more flexible currency policy, which could result in more significant fluctuation of Chinese Renminbi against the U.S. dollar. We can offer no assurance that Chinese Renminbi will be stable against the U.S. dollar or any other foreign currency.

The income statements of our operations are translated into U.S. dollars at the average exchange rates in each applicable period. To the extent the U.S. dollar strengthens against foreign currencies, the translation of these foreign currency denominated transactions results in reduced revenue, operating expenses and net income for our operations. Similarly, to the extent the U.S. dollar weakens against foreign currencies, the translation of these foreign currency denominated transactions results in increased revenue, operating expenses and net income for our operations. We are also exposed to foreign exchange rate fluctuations as we convert the financial statements of our foreign subsidiaries into U.S. dollars in consolidation. If there is a change in foreign currency exchange rates, the conversion of the foreign subsidiaries’ financial statements into U.S. dollars will lead to a translation gain or loss which is recorded as a component of other comprehensive income. In addition, we have certain assets and liabilities that are denominated in currencies other than the relevant entity’s functional currency. Changes in the functional currency value of these assets and liabilities create fluctuations that will lead to a transaction gain or loss. We have not entered into agreements or purchased instruments to hedge its exchange rate risks, although it may do so in the future. The availability and effectiveness of any hedging transaction may be limited and we may not be able to successfully hedge its exchange rate risks.

Although PRC governmental policies were introduced in 1996 to allow the convertibility of Chinese Renminbi into foreign currency for current account items, conversion of Chinese Renminbi into foreign exchange for capital items, such as foreign direct investment, loans or securities, requires the approval of the State Administration of Foreign Exchange (“SAFE”), which is under the authority of the People’s Bank of China. These approvals, however, do not guarantee the availability of foreign currency conversion. We cannot be sure that we will be able to obtain all required conversion approvals for our operations or that PRC regulatory authorities will not impose greater restrictions on the convertibility of Chinese Renminbi in the future. Because a significant amount of our future revenue may be in the form of Chinese Renminbi, our inability to obtain the requisite approvals or any future restrictions on currency exchanges could limit our ability to utilize revenue generated in Chinese Renminbi to fund our business activities outside of the PRC, or to repay foreign currency obligations, including our debt obligations, which would have a material adverse effect on our financial condition and results of operations.

The PRC legal system is evolving and has inherent uncertainties regarding interpretation and enforcement of PRC laws and regulations that could limit the legal protections available to you.

Fujian Service, our operating company, is organized under the laws of the PRC. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited weight as precedents. Since 1979, the PRC government has been developing a comprehensive system of commercial laws and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, and because of the limited number and non-binding nature of published cases, the interpretation and enforcement of these laws and regulations involve uncertainties.

Substantial amendments to the PRC Company Law and the PRC Securities Law came into effect on January 1, 2006. As a result, the State Council and the CSRC may revise the Special Regulations and the Mandatory Provisions and adopt new rules and regulations, to implement and to take into consideration the amendments to the PRC Company Law and the PRC Securities Law. There can be no assurance that the revision of the existing rules and regulations, and the adoption of new rules and regulations by the State Council and the CSRC will not have a material adverse impact on the rights of our shareholders.

Our operations and assets in the PRC are subject to significant political and economic uncertainties.

Changes in PRC laws and regulations, or their interpretation, or the imposition of confiscatory taxation, restrictions on currency conversion, imports and sources of supply, devaluations of currency or the nationalization or other expropriation of private enterprises could have a material adverse effect on our business, results of operations and financial condition. Under our current leadership, the PRC government has been pursuing economic reform policies that encourage private economic activity and greater economic decentralization. There is no assurance, however, that the PRC government will continue to pursue these policies, or that it will not significantly alter these policies from time to time without notice.

Because our principal assets are located outside of the United States and our directors and officers reside outside of the United States, it may be difficult for our investors to enforce their rights based on the United States Federal securities laws against us and our officers and directors in the United States or to enforce judgments of United States courts against us or them in the PRC.

All of our officers and directors reside outside of the United States. In addition, our operating subsidiaries are located in the PRC and all of their assets are located outside of the United States.  The PRC does not have a treaty with United States providing for the reciprocal recognition and enforcement of judgments of courts. It may therefore be difficult for investors in the United States to enforce their legal rights based on the civil liability provisions of the United States Federal securities laws against us in the courts of either the United States or the PRC and, even if civil judgments are obtained in courts of the United States, to enforce such judgments in PRC courts. Further, it is unclear if extradition treaties now in effect between the United States and the PRC would permit effective enforcement against us or our officers and directors of criminal penalties, under the United States Federal securities laws or otherwise.

Due to various restrictions under PRC laws on the distribution of dividends by our PRC operating companies, we may not be able to pay dividends to our shareholders.

The Wholly-Foreign Owned Enterprise Law (1986), as amended and The Wholly-Foreign Owned Enterprise Law Implementing Rules (1990), as amended and the Company Law of the PRC (2006) contain the principal regulations governing dividend distributions by wholly foreign owned enterprises. Under these regulations, wholly foreign owned enterprises may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Additionally, they are required to set aside a certain amount of their accumulated profits each year, if any, to fund certain reserve funds. These reserves are not distributable as cash dividends except in the event of liquidation and cannot be used for working capital purposes. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC.  We may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from the profits of Fujian WangGang.

Furthermore, if our subsidiaries in the PRC incur debt on their own in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenues from our operations through these contractual or dividend arrangements, we may be unable to pay dividends on our ordinary shares.

RISKS RELATED TO OUR SECURITIES

There is no public market for our securities and one may never develop.

There has been no public market for our ordinary shares or our Series A preferred shares. An active trading market may not develop in the future or, if developed, may not be sustained. The lack of an active market may impair the value of your securities and your ability to sell your securities at the time you wish to sell them. An inactive market may also impair our ability to raise capital by selling securities and may impair our ability to acquire other companies, products or technologies by using our securities as consideration.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our Corporate Structure

China Dredging Group Co., Ltd. is a BVI holding company, incorporated on April 14, 2010 pursuant to the BVI Business Companies Act, 2004, as amended.  China Dredging Group’s registered office is located at Kingston Chambers, PO Box 173, Road Town, Tortola, BVI.  China Dredging conducts its dredging operations through its PRC-based subsidiary Fujian Service, a company organized under the laws of the PRC on January 8, 2008 under the name Fujian Xing Gang Shipping Co., Ltd., which was officially changed in June 2009 to Fujian Xing Gang Port Service Co., Ltd.  China Dredging’s principal place of business is located in the PRC at Floor 18, Tower A, Zhongshan Building, No. 154, Hudong Road, Gulou District, Fuzhou City, Fujian Province.  Its telephone number is +86 591 8727 1266.

China Dredging Group Co., Ltd. was incorporated by three corporate affiliates of the founders of Fujian Service: Venus Seed Co. Ltd. (“Venus”), whose beneficial owner is Kit Chan, one of our directors; Saturn Glory Co. Ltd. (“Saturn”), whose beneficial owner is Bin Lin, our Senior Vice President; and Mars Harvest Co. Ltd. (“Mars”) whose beneficial owner is Xinrong Zhuo, our Chairman and Chief Executive Officer.

China Dredging’s wholly owned subsidiary, China Dredging HK, was organized under the laws of Hong Kong on April 26, 2010 to serve as a holding company for Fujian WangGang, a PRC company organized on June 12, 2010, and wholly-foreign-owned enterprise under PRC law.  On June 29, 2010, Fujian WangGang acquired a 50% direct equity interest in Fujian Service. The remaining 50% equity interest in Fujian Service is held by Wonder Dredging Construction LLC (“Wonder Dredging”), a PRC company owned by Qing Lin and Panxing Zhuo. Pursuant to its certificate of incorporation, Fujian Service’s corporate existence terminates on January 7, 2028.

Our current corporate structure is as follows:

October 2010 Merger

On October 27, 2010, we merged with Chardan Acquisition Corp. (“CAC”), a BVI company and a public reporting, non-trading shell company (the “Merger”).  The terms of the Merger are set forth in an agreement (the “Merger Agreement”), that provides that China Dredging continues as the surviving company following the Merger.  The circumstances dictate that the Merger be accounted for as a recapitalization, with the Company being treated as the accounting parent (acquirer).  Immediately prior to, and in contemplation of, the consummation of the Merger the Company effected a redesignation of its shares.  The only adjustment necessary was to retroactively adjust the Company’s legal capital for the share redesignation. All references to the number of ordinary shares issued in the accompanying financial statements and elsewhere in this Report have been restated accordingly. At the time of the Merger, all of the issued shares of CAC were exchanged for 500,000 ordinary shares of China Dredging, or 0.95% of China Dredging’s issued ordinary shares, while our shareholders immediately prior to the Merger retained 52,177,323 ordinary shares, or 99.05%.  As a result of the Merger, China Dredging became a public reporting company.  CAC, being the non-surviving company, ceased its corporate existence, and was removed from the Register of Companies in the BVI.

October 2010 Private Placement

Concurrently with the closing of the Merger, we entered into a securities purchase agreement (the “Purchase Agreement”) with certain investors, pursuant to which such investors purchased 4,371,000 of our Series A preferred shares (the “Preferred Shares”), at a purchase price of $5.00 per share for aggregate proceeds to us of $ 21,855,000 (the “Offering”).  Each Preferred Share is convertible into one of our ordinary shares.  Chardan Capital Markets, LLC (“Chardan”) acted as the lead placement agent in connection with the October 2010 Private Placement.  Net proceeds to the Company from the initial closing of the Offering, after deducting offering expenses of approximately $2.0 million, were $19.8 million. We paid Chardan a cash fee of $1,529,850 or 7% of the gross proceeds received by us, in addition to a $50,000 retainer fee.  We have until December 28, 2010 to hold additional closings for a maximum aggregate offering of up to 10 million Preferred Shares (or $50,000,000), and upon the mutual agreement by us and Chardan, we can increase the maximum aggregate offering to 15 million Preferred Shares (or $75,000,000).

The issuance of the Preferred Shares in the Offering was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended (“Securities Act”), Regulation D and/or Regulation S under the Securities Act. We have relied on the status of the investors as (i) “accredited investors” as such term is defined in Rule 501 of Regulation D, or (ii) non-US persons under Regulation S, as the case may be, in claiming the exemption from registration of the Preferred Shares.

Securities Escrow and Make-Good Provision

On October 29, 2010, our controlling shareholder, a company controlled by Mr. Xinrong Zhuo, placed into escrow 15,000,000 of our ordinary shares (the “Make-Good Escrow”) pursuant to a securities escrow agreement. If we miss the earnings targets set forth below, holders of the Preferred Share will receive additional shares from the Make-Good Escrow, up to the full number of shares held in the Make-Good Escrow.  The number of additional shares that may be issued to investors in the October 2010 Offering if we fail to meet the Adjusted Net Income targets set forth below is equal to: (Original Invested Shares * (Target EPS/Actual EPS)) – Original Invested Shares.  “Actual 2010 (2011) EPS” means the Adjusted Net Income for fiscal year 2010 (2011) divided by the number of our fully diluted outstanding shares. “Target EPS” means the performance threshold for the applicable year divided by the number of our fully diluted outstanding shares. Adjusted Net Income means after-tax net income based on U.S. GAAP, adjusted to exclude (i) non-cash charges associated with the merger, this Offering and planned subsequent IPO or other financing, (ii) expense related to the release of the Escrow Shares, and (iii) expenses related to implementation of any of the agreements related to the Offering. Adjusted Net Income for 2010 shall be calculated by adding the Adjusted Net Income of Fujian XingGang Port Service Co. Ltd. for the six months ended June 30, 2010 and the Adjusted Net Income of the Company on a consolidated basis for the six months ended December 31, 2010. The pro-rata right to receive shares issuable pursuant to this “Make-Good” provision will be based upon initial Preferred Shares issued to holders.  Shares not distributed from the share escrow will be returned to the shareholder that contributed them.

The Adjusted Net Income targets for the 2010 and 2011 fiscal years are as follows:

Year	Adjusted Net Income target
2010	$48,142,735
2011	$87,043,678

Registration Rights Agreement

Pursuant to a registration rights agreement dated October 29, 2010, we agreed to use our best efforts to file within 60 days of the final closing of the Offering, a registration statement with the Securities Exchange Commission to register for resale (i) the ordinary shares underlying the Preferred Shares issued in the Offering, (ii) the 15,000,000 shares held in the Make-Good Escrow, (iii) 37,177,323 ordinary shares held by certain of our founding shareholders which are not part of the Make-Good Escrow and (iv) the 500,000 shares issued to Chardan pursuant to the Merger Agreement (collectively, the “Registrable Securities”). If the registration statement covering the Registrable Securities is not declared effective by the SEC within 180 days of the initial filing date of such registration statement, subject to certain exceptions, liquidated damages of 0.3% of the purchase price per month will accrue and will be payable in cash on a monthly basis, provided, however, that in no event shall the amount of liquidated damages payable at any time to any holder of Preferred Shares exceed 10% of the amount of such holder’s initial investment in the Offering.

Variable Interest Entity Agreements

Under applicable PRC law, companies in certain industries are not allowed to lawfully operate if their foreign ownership exceeds a government specified level.  Wholly foreign-owned construction enterprises may only undertake certain types of construction projects, according to the PRC Regulations on Administration of Foreign-Invested Construction Enterprises, thus Fujian Service’s business operation will be adversely affected if its foreign-owned equity is increased to 75%.  Additionally, as a marine contractor working on restricted projects within the PRC, Fujian Service is required to register its vessels under the flag of the PRC, and foreign ownership of PRC-registered vessels (or their corporate parents) is limited to 50%.  Wonder Dredging qualifies as a PRC entity under PRC law and its ownership of 50% of Fujian Service allows Fujian Service to meet both the requirements for foreign ownership under its qualifications as a marine construction company and as an operator of dredging vessels within PRC waters.

On June 29, 2010, Fujian WangGang entered into an equity investment agreement with Fujian Service pursuant to which it committed to invest $23,602,460 in Fujian Service and for which it received a 50% equity interest in Fujian Service.  Accordingly, Wonder Dredging holds 50% of the equity interest of Fujian Service and Fujian WangGang holds the other 50%.   Fujian Service, Wonder Dredging and Fujian Wang Gang  have entered into a series of exclusive variable interest agreements (the “VIE Agreements”) with Fujian Service that allow Fujian Wang Gang to, , among other things,  fully control Fujian Service’s business operations, policies and management, approve all matters requiring shareholder approval, and receive 100% of the annual net income earned by Fujian Service Below is a summary of the VIE Agreements.

Exclusive Purchase Right of the Equity Interests.  Pursuant to an exclusive option agreement (the “Exclusive Option Agreement”) dated June 30, 2010 by and among Wonder Dredging, Fujian WangGang and Fujian Service, Wonder Dredging irrevocably granted to Fujian WangGang an exclusive right to purchase up to all of the equity interest in Fujian Service that is held by Wonder Dredging, to the extent allowed under the current PRC law.  Accordingly, if and when the current limitations on direct ownership of Fujian Service by Fujian WangGang are eased or cease, Fujian WangGang may exercise its option to purchase and directly own the equity interests of Fujian Service.  The purchase price for the equity interest in Fujian Service held by Wonder Dredging shall be equivalent to the net asset value reflected in Fujian Service’s then current quarterly report prepared according to generally accepted accounting principles in the U.S.  The term of the Exclusive Option Agreement is 20 years, which term continuously renews unless the option is exercised in full or the agreement is otherwise terminated by the parties. The agreement also provides that upon consummation of the exercise of the option, Wonder Dredging will contribute, without additional consideration, any funds actually received by it from Fujian WangGang for the transfer of its equity interest in Fujian Service to Fujian WangGang, together with its right to receive a RMB350,803,477 ($51,087,387) dividend declared by Fujian Service on May 27, 2010.

Contracted Management Agreement. On June 30, 2010, Wonder Dredging, Fujian WangGang and Fujian Service entered a management agreement (the “Management Agreement”), pursuant to which Fujian WangGang has the exclusive right to manage, operate and control the business operations of Fujian Service, including, but not limited to, establishing and implementing policies for management, using all of the assets of Fujian Service, appointing Fujian Service’s directors and senior management, directing Fujian Service to enter into loan agreement, making administrative decisions regarding employee wages or hiring and firing employees and other actions customarily associated with Fujian Service’s senior management.  As consideration for its business management services, Fujian WangGang will pay to Fujian Service an annual fee of RMB1 million ($146,413), and Fujian Service will pay to Fujian WangGang 100% of the net profits of Fujian Service.  The Management Agreement terminates upon the earlier of (i) Fujian WangGang’s exercise in full of the option to purchase the equity interests of Fujian Service, pursuant to the Exclusive Option Agreement, (ii) Fujian WangGang or its designees otherwise own all of the equity interests in Fujian Service or (iii) June 30, 2030, subject to the right of Fujian WangGang to renew the term of the Management Agreement for additional consecutive 20-year periods.

Equity Interest Pledge Agreement. On June 30, 2010, Qing Lin, Panxing Zhuo, Fujian WangGang and Wonder Dredging entered into an equity interest pledge agreement (the “Equity Interest Pledge Agreement”).  To ensure that Fujian Service and its shareholders perform their obligations under the Exclusive Option Agreement and the Management Agreement, Qing Lin and Panxing Zhuo, who collectively hold 100% of the equity interests in Wonder Dredging, pledged their entire interest in Wonder Dredging to Fujian WangGang.  The Equity Interest Pledge Agreement terminates upon the earlier of (i) the purchase of the entire equity interest in Wonder Dredging by Fujian WangGang or (ii) June 30, 2030, subject to the right of Fujian WangGang to renew the term of the Management Agreement for additional consecutive 20 year periods.

Powers of Attorney.  On June 30, 2010, (i) Qing Lin and Panxing Zhuo and (ii) Wonder Dredging, each executed irrevocable powers of attorney (the “Powers”) granting to Fujian WangGang or its designees the power to vote, pledge or dispose of all equity interests in Fujian Service that each holds.   Additionally, the Powers allow Fujian WangGang or its designees to sign and carry out the intentions of the Management Agreement, the Equity Pledge Agreement and the Exclusive Option Agreement.

B.	Business Overview

We believe that we are one of the leading privately-owned dredging companies in the PRC.  Since inception, we have functioned exclusively as a specialist subcontractor, performing dredging services for other companies licensed to function as general contractors.  Dredging involves the preservation or enhancement of navigability of waterways through the removal or replenishment of soil, sand or rock. Depending on its purposes, dredging can be largely classified into three main areas:

•	navigation,
•	reclamation, and
•	environmental protection.

Dredging for navigation purposes can be further classified into two areas: (i) capital dredging, i.e., the initial dredging necessary for the construction or deepening of ports and navigation channels and (ii) maintenance dredging, i.e., dredging which is later required of ports and navigation to ensure that the size of the port or channel is sufficient to allow for the passage of larger size ships.

Reclamation dredging involves pumping or otherwise transferring sand and gravel onto the sea shore or river bed nearby in order to raise the surface of sea shore or river bed above the high-water level and thereby increase the availability of land.

We engage in capital dredging, maintenance dredging and reclamation dredging projects.  Currently, we primarily source our projects by subcontracting projects from general contractors. Through our management skills, efficient operation and effective cost control, we have established a competitive edge and gained a credible reputation in our market. Moreover, by successfully executing on many projects, we have strengthened our relationship with our general contractors, an important factor in establishing a secure pipeline of future business.

In March 2010, we signed non-binding “Long Term Cooperation Agreements” with CCCC Shanghai Dredging Co., Ltd. and CCCC Guangzhou Dredging Co., Ltd, each a subsidiary of China Communications, and in February 2010 signed a similar agreement with Changjiang Wuhan Waterway Engineering Company, a subsidiary of Changjiang Waterway. According to the agreements, the China Communications subsidiaries have indicated their intention to subcontract no less than 100 million m3 of dredging volume and no less than $146.4 million of contract value to us in 2010. In subsequent years, available contract value would  increase by 30% annually through 2014. Terms with the Changjiang Waterway subsidiary are similar, except that contract value will grow by 20% annually in the four years after 2010. Collectively, these agreements represent $3.7 billion of potential contract value in total from 2010-2014.

Operating Process

Overview

Our operations principally involve identifying potential projects, signing subcontracts and carrying out the contract dredging work. We have developed a comprehensive project management system spanning the project execution process, including project planning, contract management, contract performance, project control and project completion.

Our Role and Participation Level

We participate in dredging activities solely as a subcontractor to qualified large general contractors such as China Communications and Changjiang Waterway, since our dredging projects are typically one portion of a much larger-scale construction project that could cover elements such as port construction, cofferdam, and other fields of work in which we do not engage. The terms of the main contracts with the underlying customers are generally reflected in the contracts we sign with the general contractors.

These general contractors with which we generally work have strict evaluation procedures based on a number of parameters including their evaluation of subcontractor performance on previous jobs.  We have observed that our general contractor customers prefer to maintain long and close relationships with reliable subcontractors like us and to establish with them training programs and technical cooperation arrangements that bolster consistency and quality of work.  We also perceive that the subcontracting levels of the PRC’s largest general contractors have increased in the past few years as the gap continues to widen between their capacity and the national backlog of dredging projects. In some cases, we believe that subcontracting is appealing to our customers because it allows the subcontractors to improve overall efficiency and make the total project more manageable by outsourcing some fraction of the work. Accordingly, we believe, based on the non-binding cooperation agreements that we have executed with our largest general-contractor customers that those customers intend to increase the amount of work that is subcontracted to specialist subcontractors such as us.

Identifying Projects

We identify potential projects from a variety of sources, including advertisements by governmental agencies, through the efforts of our business development personnel and through meetings with general contractors and other industry participants. After determining which projects are available, we make a decision on which projects to pursue based on factors including project size, duration, availability of personnel, current backlog, competitive advantages and disadvantages, prior experience, geographic location and type of contract.

Pre-Qualification

We are generally required to complete a prequalification process with the applicable general contractor for the project. General contractors generally require that we meet certain qualification requirements before negotiating or accepting our application for a project. The prequalification process may require the submission of information concerning financial condition, past experience and the availability of personnel and equipment. If a general contractor determines that a prospective subcontractor does not meet its criteria it will not award the proposed project to the subcontractor.

Project Pricing and Negotiation

Prior to agreeing on a subcontract, we perform a study of the proposed project, including an evaluation of the technical and commercial conditions and requirements of the project followed by a site visit. The information we collect is then analyzed to arrive at the cost of items included in a detailed project budget used in the negotiation of price terms with the general contractors. Most contracts are awarded and carried out on a fixed-price basis (subject to certain adjustment factors for certain unforeseen conditions) with a predetermined timetable for project completion. These types of contracts generally commit the contractor to provide specified resources and to complete the project for a fixed sum or at fixed unit prices on a specified schedule. As is typical for dredging subcontracts, our contracts to date were the result of negotiations with the general contractor customers and are not competitively bid.

Our contracts to date have not contained escalation clauses since they are of short duration and raw materials with volatile prices, such as fuel, are typically supplied by the prime contractor for use on the job at no cost to us. Correctly estimating the costs involved in a fixed-price contract is crucial to achieving profitability. We carefully estimate the costs of each project prior to signing a subcontract. Our estimates are based upon both the general contractors’ estimates of material quantities to be dredged and our own experience in estimating project costs. There are a number of factors that can influence the final project costs as compared to the original contract price. The most important factors include site and environmental conditions that differ from those assumed in the original bid, the geographic location of the project, the availability and pricing of raw materials, and inclement weather conditions.

Payment Terms

The specific payment terms on our subcontracts vary from project to project, however, they have generally provided for us to receive payments following completion of each stage of completed work.  This is customary in the industry.  Our typical short-duration subcontract provides for payment to us of 20% to 30% at the end of the second month of work, 20-30% at the end of the third month of work and the balance within ten days after completion.  Prior to payment, each stage of the project is certified as completed by a site engineer and accepted by the general contractor. All of our projects completed to date have been performed within the range of two to nine months. We carefully monitor our costs throughout the life of a project to protect us against or to minimize significant cost overruns.

Project Implementation

We appoint a project manager to be responsible for all project activities. The project manager divides work on a project into distinct components and assigns each component to a responsible crew based upon the nature of such work and the crew’s qualifications and experience.  Project managers typically prepare a detailed plan for the project that includes the following elements:

•	project schedule (consistent with the project conditions and payment schedule);
•	labor deployment (consistent with the skill level and the estimated number of workers for each type of work);
•	provision of temporary office and public utilities, for example, water, electricity and telephone; and
•	work plans/instructions detailed for each phase of the project.

The implementation process includes devising detailed dredging plans, procuring materials, assigning work to captains, coordinating with general contractors or their consultants, coordinating with suppliers, and taking charge in the overall management of the project.

Project History

As of June 30, 2010, the Company had successfully completed 27 projects since its formation in January 2008. It has continued or commenced work on an additional nine projects since July 1, 2010.

Customers

We have established a close cooperative relationship with the largest state-owned general contractors in the PRC that undertake dredging projects, including China Communications and Changjiang Waterway and their subsidiaries. The top five clients of the Company and the revenue contributed by each are shown in the chart below

Revenue breakdown by clients

	2008	2009
China Communications Guangzhou Dredging Co., Ltd (State-Owned)	48.28%	32.16%
Shenzhen Guoyuan Engineering Co., Ltd	21.18%	10.96%
Shenzhen Guangjun Engineering Co., Ltd	23.91%	-
Shenzhen Shekou Merchants Harbor Engineering Co., Ltd	6.63%	-
China Communications Shanghai Dredging Co., Ltd (State-Owned)	-	16.62%
Changjiang Wuhan Waterway Engineering Company (State-Owned)	-	40.26%

Note:

•	Construction Revenue is recognized under the percentage-of-completion method

Through its performance in a diverse range of dredging projects, we have developed a favorable reputation among local governments, suppliers and contractors, as well as a loyal customer base.

In March 2010, the Company signed “Long Term Cooperation Agreements” with CCCC Shanghai Dredging Co., Ltd. and CCCC Guangzhou Dredging Co., Ltd, each a subsidiary of China Communications, and in February 2010 signed the similar agreement with Changjiang Wuhan Waterway Engineering Company (“CWB-WWEC”), a subsidiary of Changjiang Waterway (“Changjiang Waterway”). According to these formal but non-binding cooperation agreements that are used by the Company and its general-contractor customers for job allocation and planning purposes, the China Communications subsidiaries have proffered subcontracts having no less than 100 million m3 of dredging volume and no less than $146.4 million of contract value to the Fujian Service in 2010. In subsequent years, the value of proffered contracts is proposed to increase by 30% annually through 2014. Terms with the Changjiang Waterway subsidiary are similar, except that contract value is proposed to grow by 20% annually in the four years after 2010. Collectively, these agreements represent an aggregate of $3.7 billion of available sub-contract value for the Company for the five years from 2010-2014.

China Communications

China Communications and its subsidiaries are principally engaged in the design and construction of transportation infrastructure, dredging and heavy machinery manufacturing businesses. Its business scope includes construction on ports, terminals, roads, bridges, railways, tunnels, civil work design and construction, capital dredging and reclamation dredging, container crane, heavy marine machinery, large steel structure and road machinery manufacturing, and international project contracting, import and export trading services. It is the largest port construction and design company in the PRC, a leading company in road and bridge construction and design, a leading railway construction company, the largest dredging company in the PRC and the second largest dredging company (in terms of dredging capacity) in the world. In 2009, revenue for its dredging business reached approximately $3.5 billion, representing a year-over-year increase of 29.1%.  It currently has 34 wholly-owned or controlled subsidiaries, three of which are involved in dredging operations: Guangzhou Dredging Co., Ltd. (“GDC”), Shanghai Dredging Co., Ltd. (“SDC”) and Tianjin Dredging Co., Ltd. (“TDC”).  The first two subsidiaries are two of our significant clients. (Source: China Communications 2009 annual report).

GuangZhou Dredging Co., Ltd. (“GDC”)

As a wholly-owned subsidiary of China Communications, GDC is a major dredging contractor in the PRC. Its core business includes maintenance dredging, capital dredging, reclamation, marine engineering, irrigation and environment works, cofferdam and harbor construction, soft soil improvement, aggregate reclaiming, underwater rock blasting and dredging for power plants. Shenzhen Guangjun Engineering Co., Ltd., another of our general contractors, is a wholly-owned subsidiary of GDC. (Source: http://www.ccgdc.com/index.asp).

Shanghai Dredging Co., Ltd. (“SDC”)

SDC enjoys a good reputation in dredging and reclamation fields in the PRC and abroad. Projects such as the COSCO Taicang International City Works in Jiangsu province, the first, second and third phase of Yangtze Estuary Deep Water Channel Dredging and Regulation Works in Shanghai, the reclamation and dredging works of Yangshan Deepwater Port Project, Shanghai Qingcaosha Reservoir Project, Caofeidian Access Road Bed and Land Reclamation Works of Industrial Base in Tangshan, as well as many other key national and provincial projects have contributed to the development of China’s harbor and the navigation industry. Since 1981, SDC has carried out projects in the Middle East, South America, Southeast Asia and Africa. (Source: http://www.cccc-sdc.com/)

Changjiang Waterway

Changjiang Waterway is a government-owned enterprise operates under the direct supervision and authority of MOTRAN.  They are primarily responsible for the planning, construction, management and maintenance of Yangtze River waterway that spans 4,159 kilometers. Changjiang Waterway operates its dredging business through four waterway engineering sub-bureaus in Wuhan, Chongqing, Yichang, and Nanjing. (Source: http://www.cjhdj.com.cn/) The Wuhan sub-bureau, CWB-WWEC, is an important primary-contractor customer of Fujian Service.

Changjiang Wuhan Waterway Engineering Company (“WCB-WWEC”)

WCB-WWEC has undertaken many construction projects in the PRC’s major seaports including Caofeidian industrial zone land reclamation project in Tangshan, Section E project of Huandao road in Xiamen, Fangcheng Gang land reclamation and revetment construction project, Section E works of Binzhou Sea Area, the Comprehensive Regulating Project in Xiamen, Changxing Island industrial zone cofferdam and dredging project, Wenzhou Oujiangkou Waterway regulation project, Dalian Dayaowan North Bank dredging project and Caofeidian Coal Dock Entryway Sub grade Project in Tangshan. WCB-WWEC also has significant presence in the dredging market abroad. (Source: http://www.cjwhweb.com/index.html)

Vessels

We operate the following vessels:

Trailer Suction Hopper Dredgers	Capacity	Ownership	Purchase/Lease Date	Year Built

Hengshengjun #88	3500 m³/h	Leased	January 2008	1983

Liya #10	6500 m³/h	Leased	June 2010	1990

Honglinjun #9	7000 m³/h	Leased	June 2010	2010

Non Self- Propelling Cutter Suction Dredgers	Capacity	Ownership	Purchase/Lease Date	Year Built
Xinggangjun #3	2000 m³/h	Self-owned	May 2008	2008

Xinggangjun #66	3500 m³/h	Self-owned	March 2008	2008

Xinggangjun #6	2500 m³/h	Self-owned	May 2008	2008

Xinggangjun #9	2500 m³/h	Leased	June 2008	2008

Xiechang #18	2500 m³/h	Leased	June 2010	2009

Honglinjun #18	3800 m³/h	Leased	June 2010	2009

In May 2009 we entered into a purchase agreement with Yiyang Zhonghai Vellel LLC for a new Non-Self Propelled Cutter Suction dredger with a capacity of 3,800 m3/h, at a purchase price of RMB200 million ($29.28 million), on which we made a down payment of RMB 15 million ($2.2 million).  The contract stipulates that payments toward the purchase price of the new dredger, after giving effect to the down payment, shall be made according to the following schedule: 30% within three months of delivery, 25% within 6 months of delivery, 25% within 9 months of delivery and 20% within 12 months of delivery.  Delivery of the vessel is expected in May 2012.

Trailer Suction Hopper Dredger

Trailer Suction Hopper Dredgers are typically self-propelled and have the general appearance of an ocean-going vessel. The dredger has hollow hulls, or ‘‘hoppers’’, into which material is suctioned hydraulically and deposited. Once the hoppers are filled, the dredger sails to the designated disposal site and either bottom-dumps the material or pumps the material from the hoppers through a pipeline to a designated location. Hopper dredgers can operate in rough waters, and are less likely to interfere with ship traffic than other types of dredgers. They can also move quickly from one project to another.

Cutter Suction Dredger

Cutter Suction Dredgers remove material using a revolving cutter head which cuts and churns the sediment on the ocean floor and hydraulically pumps the material by pipe to the disposal location. These dredgers are very powerful and can dredge some types of rock. Certain materials can be directly pumped as far as seven miles with the aid of booster pumps. Cutter suction dredgers work with an assortment of support equipment that assists with the positioning and movement of the dredger, handling of the pipelines, and the placement of the dredged material.

Component Suppliers

We purchase vessel components from recognized suppliers with price terms are renegotiated on a yearly basis..Three suppliers as of the end of 2009 are listed below, which together account for 100% of our component procurement.

Rank	Supplier	Vessel Component List	Purchase Amount in 2008 ($ in millions)	Purchase Amount in 2009 ($ in millions)
1	Dalian Locomotive and Rolling Stock Co., Ltd. CNR Group	mud tube, steel tube, floating body, anchors floating, rubber hose, etc.	11.7	19.5
2	Tianjin Puyou Mech. & Elec. Equipment MFG. Co., Ltd.	anchor, pump, solenoid valve, governor rotating components, pressure sensors, etc.	6.2	9.2
3	Taizhou Haiguang Mechanical Manufacturing Industrial Co., Ltd	steel plate, angle iron, one-piece compound plate, etc.	1.1	1.5

Purchasing of major components such as mud pipes are budgeted and ordered after thorough on-site investigation and a calculation of the demands of each project, and usually are exclusively used in one project. We usually buy an extra percentage of each component to use as replacement parts. All materials bought from these three suppliers are delivered to the construction site of each project after the suppliers received all the payment. After completion of each project, used and abandoned components are sent back to the suppliers.

Dredging Service Procedure

Dredging Methods

Three dredging methods are commonly used: stow the hold method, side discharge method and reclamation method.

Trailing Suction Hopper Dredgers use the stow and hold method, profiled described below:

Cutter Suction Dredgers use the reclamation method, described below:

Quality, Safety and Environmental Protection Control

We have established and implemented a unified quality, safety and environmental protection control and management system that govern all projects. The management system specifies the standards to be met in terms of quality, safety and environmental protection control, clarifies the responsibility of various departments and personnel, identifies procedures, materials and other factors that are subject to the control of management, and provides for measures to be undertaken to ensure that various standards are met. We are committed to achieving a high standard of quality in the management and performance of our contract work. We believe we have established a favorable reputation for quality and technical ability.

We have a Safety and Dispatching Department which is responsible for regulating labor, hygiene and safety conditions, and monitoring compliance with statutory environmental regulations relating to air, water, noise and solid waste pollution. Department managers focus on applying safety and anti-pollution measures, as well as regular internal safety and environmental inspections, at all stages of the operational process to minimize the possibility of work-related accidents and injuries, occupational illness and environmental contamination. Our general contractor customers also monitor the safety of workers and environmental impact of our work.  It is our policy and practice to provide safety education to employees and safety standards have been established in connection with matters such as purchasing, installing and operating new equipment, constructing new facilities and improving existing facilities.

We continuously seek to develop new technology and operational know-how to improve safety conditions and to protect the environment. Management believes that our safety control systems, environmental protection systems and facilities are adequate to comply with applicable PRC national and local regulations.

Intellectual Property

We have no intellectual property.

Research & Development

We continuously explore new and more efficient methods of performing dredging services.  However, from inception through June 30, 2010, we have not recorded any costs that are classified as research and development expenses.

Legal Proceedings

Currently there are no legal proceedings pending against us which could have a material adverse effect on us.  However, from time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business.  Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business.

Selected PRC Government Regulations

Principal regulatory authorities

The MOTRAN, Ministry of Transport of the PRC, is responsible for the administration and construction of ports and highways at the national level.

The Ministry of Construction implements centralized supervision and administration on construction works throughout the country.

The Development and Planning Commission, either at the state or local level, is responsible for the investment plan of transportation construction works.

The construction administration authorities and communication administration authorities, either at the state or local level, are responsible for the construction plan of transportation construction works.

The communication administration authorities, either at the state or local level, are responsible for the examination and approval of transportation construction works.

Administration of Qualifications

Responsible Regulatory Authorities

Under the provisions of the Port Law of the PRC (the ‘‘Port Law’’), which took effect on January 1, 2004, and Construction Law of the PRC (the ‘‘Construction Law’’), which took effect on March 1, 1998, and other relevant laws and regulations, an enterprise engaged in construction, reconnaissance, design and supervision activities for water transport and other construction engineering works may only enter into those contracts for which it is qualified. The Ministry of Construction and the provincial level administrative authorities responsible for construction works oversee issues relating to the issuance and application of contractor qualifications. The MOTRAN and the provincial-level administrative authorities are responsible for communications to coordinate with the Ministry of Construction and provincial-level administrative authorities are responsible for administration and enforcement of qualification requirements for construction performed in their respective jurisdictions.

Qualification Categories for Construction Enterprises

Qualification of construction enterprises can be divided into three categories: main contractors, professional services contractors and labor services sub-contractors.  We currently function as a qualified professional service contractor.

•
A main contractor is permitted to contract for the overall work entailed in a project. A main contractor can perform all works that are contracted for itself, or subcontract non-core construction works or labor services to qualified professional services contractors or qualified labor services sub-contractors.

•
A qualified professional service contractor may enter into a contract to provide professional services subcontracted out by a main contractor, or by the Ministry of Construction under relevant provisions. Under such contracts, a professional services contractor may undertake all of the contracted work by itself, or subcontract out the labor services to qualified labor services sub-contractors.

•	A qualified labor services sub-contractor may enter into a contract to provide labor services contracted out by a main contractor or a professional services contractor.

Supervision of Quality

Under the Regulations on the Quality Management of Construction Projects issued by the State Council which took effect on January 30, 2000, sponsoring enterprises, reconnaissance firms, design firms, construction enterprises and project supervisory enterprises will all be responsible for the quality of construction projects. For complex construction projects that are governed by a main contract, the general contractor is responsible for the quality of the whole construction project and, where it subcontracts part of the project work, the subcontractors will be jointly and severally responsible for the quality of the construction work. Contracting parties should present quality guarantees and maintenance certificates to the sponsoring enterprises when tendering the project completion report to the sponsoring enterprises.

Administration of Acceptance and Inspection for Completion

Pursuant to the Measures for Acceptance and Inspection for the Completion of Port Projects which took effect on June 1, 2005, and the Measures for Acceptance and Inspection for the Completion (Delivery) of Highway Projects which took effect on October 1, 2004, upon completion of a port or highway project, the project will be put into operation only after acceptance and inspection by the relevant communications authorities.

In accordance with the Provisional Measures for Administration of Acceptance, Inspection and Filing of Completion of Building Construction Projects and Municipal Infrastructure Projects promulgated by the Ministry of Construction on April 7, 2000, the records of inspection and acceptance for building construction projects and municipal infrastructure projects at completion must be filed with the administrative construction authorities by the sponsoring enterprises.

Environment protection rules and regulations

The Environmental Protection Law of the PRC (the ‘‘Environmental Protection Law’’), which took effect on December 26, 1989, and the Marine Environmental Protection Law (the ‘‘Marine Environmental Protection Law’’) of the PRC, which took effect on April 1, 2000, provide that the State Environmental Protection Administration and the State Oceanic Administration oversee land and ocean environmental protection.

Pursuant to the Environmental Protection Law, the State Environmental Protection Administration sets the national discharge standards for pollutants. The government of provinces, autonomous regions and directly administered municipalities may issue local standards that are stricter than the national standards on the pollutants which are covered by the State standards. As to the pollutants which are not covered by the State standards, the government of provinces, autonomous regions and directly administered municipalities may issue local standards.  An entity discharging pollutants in a region that has local standards must comply with the local standard for the discharge of pollutants. Entities discharging pollutants must report and register with the environmental protection authorities. Entities discharging pollutants in excess of the standards must pay a charge for the excessive discharge and assume responsibility for the remediation of the pollution.

The Marine Environmental Protection Law prohibits the discharge of certain pollutants into the sea under the jurisdiction of the PRC. All entities and individuals practicing direct discharge of pollutants into the sea shall, in accordance with the State regulations, pay pollutant discharging fees. Those who dump waste shall, in accordance with the State regulations, pay dumping fees.

Work safety rules and regulations

According to the Work Safety Law of the PRC that took effect on November 1, 2002 (the ‘‘Work Safety Law’’), the State Administration of Work Safety of the PRC is in charge of the overall administration of work safety nationwide. The Ministry of Construction and the MOTRAN are also responsible for the administration of work safety of the relevant industries.

The Work Safety Law provides that a production entity must meet the state’s legal standard or industrial standard on work safety and provide work conditions set out in relevant laws, administrative rules and State or industry standards. An entity that cannot provide required work conditions may not engage in production activities. The designers and the design firms for the safety facilities of a construction project are liable for their designs. A production entity must install prominent warning signs at relevant dangerous operation sites, facilities and equipment.

According to the Regulations on Licenses for Work Safety promulgated by the State Council that took effect on January 13, 2004, a construction entity with no License for Work Safety should not engage in construction activities.

According to the Regulations on Administration of Work Safety of Construction Projects promulgated by the State Council that took effect on February 1, 2004, an entity responsible for the work safety of a construction project will assume the liabilities of the work safety of the construction project. In the case of a project covered by a main contract, the main contractor will be liable for the general work safety of the construction site, and assume joint and several obligations for the sub-contracted portions of the project together with the sub-contractors. An entity in the construction industry must purchase accidental injury insurance for the workers engaged in dangerous works on the construction site for injuries suffered in work-related accidents, and the insurance premium will be paid by such entity. In the case of a construction work covered by a general contract, the insurance premium will be paid by the general contractor. The period covered by the insurance policies should commence on the starting date of the construction project and terminate on the date of the acceptance and inspection upon the completion of the project.

According to the Safety Administration Regulation on Above-water and Under-water Construction Works and Navigation promulgated by the MOTRAN that took effect on January 1, 2000, an entity engaged in above-water or under-water construction work must apply to the local maritime affairs authorities for inspection of safe navigation and construction, and may not commence any construction works until it has obtained the permit for above-water or under-water construction work upon inspection.

Our operations are subject to numerous laws, regulations, rules and specifications of the PRC relating to various aspects of the specialized work we perform.  According to the requirements of applicable PRC laws and regulations, companies engaged in navigation construction projects must meet certain criteria to obtain designated levels of professional qualification. Fujian Service obtained the Level-III qualification for navigation projects professional contractor (the “Level-III Qualification”) on August 23, 2010..This allows us to apply for a construction work safety certificate and we intend to do so as soon as practicable.

Business license

Fujian Service’s most recent business license was issued Oct 9, 2010 by the Fujian Province Industry and Commerce Administration, and it expires on January 7, 2028. It covers Fujian Service’s present business to undertake port dredging, navigation channel dredging and sell construction material, machinery and electrical equipment and parts.

Fujian Wanggang was established on June 12, 2010 as a registered wholly foreign-owned enterprise.  Fujian WangGang’s business license was issued on June 12, 2010 by the Fujian Province Industry and Commerce Administration, and it expires on June 6, 2060. The scope of Fujian WangGang’s business license includes port dredging and navigation channel dredging and permits it to own up to a 50% interest in Fujian Service without restricting the current scope of activities of Fujian Service.

Annual Inspection

In accordance with relevant PRC laws, all types of enterprises incorporated under the PRC laws are required to conduct annual inspections with the State Administration for Industry and Commerce of PRC or its local branches. In addition, foreign-invested enterprises are also subject to annual inspections conducted by PRC government authorities. In order to reduce enterprises’ burden of submitting inspection documentation to different government authorities, the Measures on Implementing Joint Annual Inspection issued by the PRC Ministry of Commerce together with other six ministries in 1998 stipulated that foreign-invested enterprises shall participate in a joint annual inspection jointly conducted by all relevant PRC government authorities. Fujian Service, as a foreign-invested enterprise, has participated and passed all such annual inspections since its establishment in January 2008.

Employment laws

We are subject to laws and regulations governing our relationship with our employees, including: wage and hour requirements, working and safety conditions, citizenship requirements, work permits and travel restrictions.  These include local labor laws and regulations, which may require substantial resources for compliance. Fujian Service has been issued, and Fujian Wanggang is currently in the process of application for, the statistic registration certificate and social insurance registration certificate.

China’s National Labor Law, which became effective on January 1, 1995, and China’s National Labor Contract Law, which became effective on January 1, 2008, permit workers in both state and private enterprises in the PRC to bargain collectively. The National Labor Law and the National Labor Contract Law provide for collective contracts to be developed through collaboration between the labor union (or worker representatives in the absence of a union) and management that specify such matters as working conditions, wage scales, and hours of work. The laws also permit workers and employers in all types of enterprises to sign individual contracts, which are to be drawn up in accordance with the collective contract.

Foreign Investment in PRC Operating Companies

The Foreign Investment Industrial Catalogue jointly issued by the Ministry of Commerce, or the MOFCOM, and the National Development and Reform Commission, or the NDRC, in 2007 classified various industries/businesses into three different categories: (i) encouraged for foreign investment; (ii) restricted to foreign investment; and (iii) prohibited from foreign investment. According to The Guiding the Direction of Foreign Investment Provisions, issued by the State Council, for any industry/business not covered by any of these three categories, they will be deemed industries/businesses permitted to have foreign investment. Except for those expressly provided restrictions, encouraged and permitted industries/businesses are usually 100% open to foreign investment and ownership While foreign ownership of Fujian Service’s business is permitted without limitation, having greater than 50% foreign ownership would prevent Fujian Service’s vessels from being registered as PRC vessels, as described further immediately below.

Regulations Related to the Ship Nationality Registration.

The PRC Ship Registration Regulation, effective as of January 1, 1995, provides that ships owned by enterprises with legal person status established under the PRC laws and whose principal places of business are located within the territory thereof shall not be registered as being of Chinese nationality if the proportion of registered capital contributed into such enterprise by Chinese investors is less than 50%. According to the requirements of the Rules of PRC Governing Vessels of Foreign Nationality, effective as of September 18, 1979 and other applicable rules and regulations, foreign vessels should obtain applicable permission by PRC administrative authorities for port entry, navigation and exit in PRC inland waterways and territorial seas.  Consequently, in the event that foreign investment in Fujian Service increased to more than 50%, the ships owned by Fujian Service could not be registered as Chinese vessels, which would make it more difficult for the vessels to navigate PRC ports and inland waterways, which would adversely affect the business of Fujian Service.

Regulations Related to Foreign–Invested Construction Enterprises

The PRC Regulations on Administration of Foreign–Invested Construction Enterprises (the “RAFCE”) provides that wholly foreign-owned construction enterprises may only undertake certain types of construction projects prescribed by the RAFCE within the scope of their qualifications. According to such stipulations Fujian Service’s business operation will be adversely affected if its foreign-owned equity is increased to seventy-five percent (75%), although Fujian Service is not adversely affected by these regulations based on its current ownership structure.

C.	Organizational Structure

We are registered in the BVI and have a 100% economic interest and exercises 100% voting control over the subsidiaries listed in the table below:

Subsidiary Name	Country of Registration	Economic and Voting Interest

China Dredging (HK) Co. Ltd.	Hong Kong	100% direct
Fujian WangGang Dredging Construction Co. Ltd.	P.R.C.	100% direct
Fujian Xing Gang Port Service Co. Ltd.	P.R.C.	100% (50% direct and 50% as VIE)
Wonder Dredging Engineering LLC	P.R.C.	100% (as VIE)

All business operations are conducted in the PRC by Fujian Service.  The corporate organization structure is also presented in diagram form in Item 4A under the heading “Our Corporate Structure” and a description of the agreements that convey to us economic interests in and control rights over Fujian Service and Wonder Dredging Engineering LLC are described in Item 4A under the heading “Variable Interest Entity Agreements”

D.	Property, Plant and Equipment

Property
Under the current PRC law, land is owned by the state, and parcels of land in rural areas, which is known as collective land, is owned by the rural collective economic organization. “Land use rights” are granted to an individual or entity after payment of a land use right fee is made to the applicable state or rural collective economic organization. Land use rights allow the holder the right to use the land for a specified long-term period.  On January 1, 2008, the Company entered into an office lease for approximately 1,086 square feet of space located at Floor 18, Tower A, Zhongshan Building, No. 154, Hudong Road, Gulou District, Fuzhou City, Fujian Province, PRC. This agreement was renewed and extended from January 1, 2010 to December 31, 2015. Annual lease payments were approximately $8,872 in 2009 and $8,738 in 2008.

The Company does not own or occupy any other property in the PRC or elsewhere in the world, other than temporary arrangements for project office or storage/staging space that may be contracted from time to time.  We believe that our existing facilities and equipment are well maintained and in good condition, and are sufficient to meet our needs for the foreseeable future.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our audited and unaudited financial statement of Fujian Xing Gang Port Service Co., Ltd. (“Fujian Service” or “the Company”) and the unaudited consolidated financial statement of China Dredging Group Co., Ltd (“China Dredging”), and the related notes included elsewhere in this report.  The following discussion and analysis contains forward-looking statements that involve risks and uncertainties. The words “anticipated,” “believe,” “expect,” “plan,” “intend,” “seek,” “estimate,” “project,” “could,” “may,” and similar expressions are intended to identify forward-looking statements. These statements that include information regarding future operations and future net cash flow reflect our management’s current views with respect to future events and financial performance and involve risks and uncertainties including, without limitation, general economic and business conditions, changes in political, social, and economic conditions, compliance with governmental regulations, access to the new customers and new markets, and other various factors, many of which are beyond our control. Our actual results and the timing of selected events could differ materially from those anticipated, believed, estimated or otherwise indicated. Consequently, all of the forward-looking statements made in this report are subject to these cautionary statements and therefore the actual results or developments cannot be assured.

Company Overview

China Dredging is a BVI holding company that conducts all of its operations through its PRC-based indirect subsidiary Fujian Service, a privately-owned dredging company that engages in capital dredging, maintenance dredging and reclamation dredging businesses in the PRC.  Fujian Service participates in dredging activities as a subcontractor to large general contractors, since dredging projects are typically presented as large scale combined projects that cover port construction, cofferdam, and other fields of work in which the Company does not engage. These general contractors have very strict evaluation procedures based on a number of parameters including the general contractors’ evaluation of its previous experience with that subcontractor, as well as the general contractors’ preference to maintain long and close relationships with reliable subcontractors. General contractors may prefer to subcontract aspects of dredging projects that require highly specialized knowledge and equipment, and therefore are not typically cost-effective for the general contractor to consolidate into its primary services. Accordingly, in light of increased demand for dredging services related to reclamation, maintenance and environmental protection, the Company believes that all of its general contractors intend to increase the amount of related subcontracted work.

Fujian Service was formed on January 8, 2008 as Fujian Xing Gang Shipping Co., Ltd. (“Fujian Shipping”). In June 2009Fujian Shipping was renamed Fujian Xing Gang Port Service Co., Ltd. (“Fujian Service”). On May 20, 2010 Fujian Service was acquired by Wonder Dredging Engineering Limited Liability Company (“Wonder Dredging”). On June 29, 2010, Fujian WangGang Dredging Construction Co., Ltd. (“Fujian WangGang”) entered into an equity investment agreement with Fujian Service pursuant to which it invested $23,602,460 in Fujian Service and for which it received a 50% equity interest in Fujian Service.   And on June 30, 2010, Fujian WangGang entered into a series of variable interest agreements (the “VIE Agreements”) with Fujian Service, Wonder Dredging and the shareholders of Wonder Dredging to ensure Fujian WangGang’s voting and operational control over Fujian Service and accrual of 100% economic benefit of Fujian Service in Fujian WangGang.  Fujian Service is considered a predecessor company.

In 2008, the Company’s first year of operations, the Company was mainly engaged in capital and maintenance dredging. In 2009, it expanded the scope of its dredging projects to reclamation dredging, and also expanded its activities beyond Guangdong Province to other coastal areas of China. The Company has developed a close cooperative relationship with China Communications and Changjiang Waterway, as well as other state-owned dredging companies. As of June 30, 2010, the Company had successfully completed 27 projects, including harbor dredging and reclamation of Tangshan Caofeidian Port and the public shoreline of Dalian Changxing Island Coastal Industrial Zone, reclamation and bank protection of the Fangchenggang Steel Terminal, capital dredging of Zhanjiang Baoman Container Port I, maintenance dredging of Guohua Taidian Coal Port and the Shenzhen Dachan Port and other projects.

Factors and Trends Affecting our Results of Operations

Two primary factors affect the level of our revenue:  availability of sub-contract opportunities and capacity of our dredging fleet to undertake contracts.  Since inception, we have had more dredging work contracted than we could immediately perform.  As of June 30, 2010, the Company operated a modern fleet comprised of nine dredgers.   From early 2008 through May 2010, the Company operated five dredgers, including one 3,500 m³/h trailing suction hopper dredger, four cutter suction dredgers with one of 3,500 m³/h, two of 2,500 m³/h and one of 2,000 m³/h.  In June 2010, the Company leased four more dredgers, including one 7,000 m³/h, one 6,500 m³/h trailing suction hopper dredger, one 2,500 m³/h cutter suction dredger and one 3,800 m³/h cutter suction dredger, expanding its fleet to nine dredgers, which management believes will strengthen the Company’s position as the leading privately-owned dredging subcontractor in the P.R.C. The Company completed 39.77 and 51.97 million m3 dredging volume, respectively, in 2008 and 2009, a 30.7% growth rate.

Other factors that affect our operating results are the consistency and efficiency with which we operate our dredging vessels (including the effect of downtime for maintenance or repositioning dredgers to perform contracted work), the cost of consumable and maintenance parts and components and the cost of dredging vessels and related equipment.  We strive to keep our vessels in operation 7-days per week, 24 hours per day (the theoretical maximum) but cannot attain that level because of maintenance requirements and other constraints.  We estimate that our utilization of dredging vessels approaches 70% of the theoretical maximum, and we believe that this represents full utilization of our fleet.   Based on this assessment, our dredging fleet has been fully utilized since the inception of Fujian Service and remains at full utilization.  Therefore, the addition of new vessels to the fleet will be required to grow our revenue and profitability, notwithstanding the contract backlog we have.

The procurement of dredging vessels requires considerable capital or the availability of vessels for lease.   We added four leased dredgers in June 2010 and are seeking additional vessels for lease but have not entered into any contracts for future leases as of the date hereof.  The availability of additional vessels for lease is limited and there is considerable lead time associated purchasing a dredging vessel, so the pace of our growth cannot be predicted with certainty.  If we lease vessels instead of purchasing them, the lease cost reflected in our operating income is typically higher than the cost of depreciation on purchased vessels and so the method we use to procure vessels can have a material affect on our operating results and profitability.

Because contracts begun in one fiscal year or reporting period, are typically completed in a subsequent reporting period or fiscal year, the revenue recognized in a particular year or period is not, by itself, the best indicator that the Group’s business is expanding. Normally the size of project backlog should also be considered. As historically reported by the Group, Project backlog represents the amount of unrealized revenue to be earned from the dredging sub-contracts that have been awarded. By considering the revenue realized during a fiscal year (or other reporting period) and the project backlog in existence as of the end of that period, the potential rate of growth in the Group’s business can be better understood, since backlog represents contractual amounts that are expected to be converted to realized revenue once committed  contracts are fully performed.  We only recently began to track this important metric and to formalize our contractual relationships in a manner that would permit backlog tracking, so the availability of trend information is limited.  Nevertheless, as shown in the table below, the backlog has been growing steadily since reporting became possible:

Backlog At	Amount ($ millions)

December 31, 2009	$8.1
June 30, 2010	$135.5

Segment Information/Business Cycle
Since the inception of Fujian Service, the Group has operated in only one line of business (sub-contract dredging) and has operated in only one jurisdiction (the P.R.C.). Accordingly no geographic or segment information is presented.

Based on the contracts performed over its history and in the backlog, the Group believes that its operations and business cycle are not seasonal or subject to major fluctuations over time.

Results of Operations

Six Months Ended June 30, 2010 Compared with the Six Months Ended June 30, 2009 for the Group

During the first six months of 2009 the Group operated 5 dredgers on a fully utilized basis.  The following table presents the Group’s operating results for the six months ended June 30, 2010 of the Company compared to the six months ended June 30, 2009 for Fujian Service

	Six Months Ended June 30,				Increase /	Percent
(In $)	2009 (Fujian Service)		2010 (Group)		Decrease	Change
Contract revenue	$40,825,253	100.00%	$45,981,433	100.00%	$5,156,180	12.63%
Cost of contract revenue	(18,830,015)	(46.12)%	(20,389,446)	(44.34)%	1,559,431	8.28%
Gross profit	21,995,238	53.88%	25,591,987	55.66%	3,596,749	16.35%
General and administrative expenses	(1,224,771)	(3.00)%	(2,367,968)	(5.15)%	1,143,197	93.34%
Income from operations	20,770,467	50.88%	23,224,019	50.51%	2,453,552	11.81%
Other income (expense):					-	-
Interest income	12,638	0.03%	44,727	0.10%	32,089	253.91%
Interest expenses	(395,337)	(0.97)%	(442,827)	(0.96)%	47,490	12.01%
Sundry income	-	-	88	-	-	-
Total other income (expense)	(382,699)	(0.94)%	(398,012)	(0.87)%	15,313	4.00%
Income before income taxes	20,387,768	49.94%	22,826,007	49.64%	2,438,239	11.96%
Income tax expense	(5,100,233)	(12.49)%	(5,784,341)	(12.58)%	684,108	13.41%
Net income	$15,287,535	37.45%	$17,041,666	37.06%	$1,754,131	11.47%

The following schedule summarizes changes in backlog on contracts during the six months ended June 30, 2010. Backlog represents the amount of revenue the Company expects to realize from work to be performed on uncompleted contracts in progress at year end and from contractual agreements on which work has not yet begun.

Backlog balance at December 31, 2009	$8,139,422
New contracts entered during the six months ended June 30, 2010	173,105,868
Add: Adjustment of contracts due to change orders during the period	231,945
Adjusted contract amount at June 30, 2010	181,477,235
Less: Contract revenue earned during the six months ended June 30, 2010	(45,981,433)
Backlog balance at June 30, 2010	$135,495,802

While the company’s business prospects are solid and growing, the 17-fold growth in backlog during the six months from December 31, 2010 through June 30, 2010 is primarily attributable to the formalization of contracts that permit reporting of firm backlog statistics.  To a lesser degree it reflects the Company’s efforts to increase the level of forward contract commitments in anticipation of adding to four vessels to its dredging fleet in the second half of 2010.

Revenue

Contract revenue increased by $5,156,180, or 12.63%, to $45,981,433 for the six months ended on June 30, 2010, compared to the same period in 2009. The primary reason for this increase was the full utilization of five dredgers during the entire period and the continuation into 2010 of four projects unfinished at the end of 2009.  The carryover of projects permitted the Group to operate with less downtime than it experienced during the six months ended June 30, 2009.

Total construction volume increased by 3,676,878 cubic meters, from 25,395,885 cubic meters for the first six months of 2009 to 29,072,763 cubic meters in the same period of 2010.

Gross Profit

Gross profit for the Group was $25,591,987 for the six months ended on June 30, 2010, a $3,596,749 increase compared to the same period of 2009 as a result of increased revenue.  The increased construction unit price increased the gross profit margin from 53.88% for six months ended on June 30 of 2009 to 55.66% for the same period of 2010.

General and administrative expenses

General and administrative expense includes business and other revenue-linked tax expense.  For the categories of service the Group provides, the business tax can range up to approximately 3%, depending on local project concessions.  The increase in general administrative expense of $1,143,197 from $1,224,771 for the six months ended on June 30, 2009 to $2,367,968 for the same period of 2010 reflected an increase in revenue-linked tax of $783,786 from $1,023,964 to $1,807,750 for the first six months of 2009 and 2010 respectively.  $318,584 of the remaining increase in general and administrative expense of $359,411 was attributable to one-time formation and restructuring costs of the Group during the first six months of 2010.  The balance, $40,827, reflected increased costs of Fujian Service associated with its growth and development.

Operating Income

The $2,453,552, or 11.81% increase in operating income to $23,224,019 for the six months ended June 30, 2010 from $20,770,467 for the six months ended June 30, 2009 was due primarily to a rise in total revenue and gross profit. The increase in operating income was partially offset by the increase in general and administrative expenses.

Other Income

Interest income increased $32,089 from $12,638 for the six months ended on June 30, 2009 to $44,727 for the same period of 2010. This increase was primarily due to higher average cash balance in 2010, which resulted in higher interest income from demand deposit.

Interest expense increased to $442,827 for the six months ended on June 30, 2010 compared to $395,337 for the same period ended on June 30, 2009. This increase was primarily due to the higher average bank loan balances used to finance equipment purchases.

Income Tax

Income tax expense increased by $684,108, or 13.41%, for the six months ended June 30, 2010, compared to the same period of 2009, primarily due to the increase in taxable income. The applicable income tax rate was 25%, which was effective on January 1, 2008 in the PRC.

Net Income

Due primarily to the increase in contract revenue and the stable operating income margin as a whole, net income for the six months ended June 30, 2010 increased by $1,754,131, or 11.47%, to $17,041,666, compared to $15,287,535 for the six months ended June 30, 2009.

Year Ended December 31, 2009 Compared with Year Ended December 31, 2008 for Fujian Service

The following table presents the operating results for the year ended December 31, 2009 compared to the year ended December 31, 2008 for Fujian Service.

	Years Ended December 31,
(In $)	2008		2009		Increase / Decrease	Percent Change
Contract revenue	$54,480,271	100.00%	$80,333,891	100.00%	$25,853,620	47.46%
Cost of Contract Revenue	(25,424,227)	(46.47)%	(38,715,490)	(45.19)%	13,291,263	52.28%
Gross profit	29,056,044	53.33%	41,618,401	51.81%	12,562,357	43.23%
General and administrative expenses	(2,152,575)	(3.95)%	(2,531,132)	(3.15)%	(378,557)	17.59%
Income from operations	26,903,469	49.38%	39,087,269	48.66%	12,183,800	45.29%
Other income (expense):
Interest income	43,172	0.08%	29,833	0.04%	(13,339)	(30.90)%
Interest expenses	(179,504)	(0.33)%	(755,853)	(0.94)%	(576,349)	321.08%
Total other income (expense)	(136,332)	(0.25)%	(726,020)	(0.90)%	(589,688)	432.54%
Income before income taxes	26,767,137	49.13%	38,361,249	47.75%	11,594,112	43.31%
Income tax expense	(6,696,745)	(12.29)%	(9,596,651)	(11.95)%	(2,899,906)	43.30%
Net income	$20,070,392	36.84%	$28,764,598	35.81%	$8,694,206	43.32%

Fujian Service did not have sufficiently formal contract arrangements during 2008 to permit an accurate calculation of a backlog at December 31, 2008.  Assuming a nil starting balance, the following schedule summarizes the growth in dredging contract backlog during the year ended December 31, 2009.

Backlog balance as of December 31, 2008	$-
Add: new contracts during the year	89,946,562
Less: Adjustment of contacts due to change orders during the year	(1,473,249)
Less: contract revenue earned during the year	(80,333,891)
Backlog balance as of December 31, 2009	$8,139,422

Notwithstanding the informality of the Company’s contracts prior to 2009, Fujian Service was able to fully utilize its dredger fleet during the year and to start 2009 with contracts in place.

Revenue

Fujian Service’s contract revenue increased 47.46% to $80,333,891 million for the year ended December 31, 2009 as compared with the period from January 8, 2008 (inception) to December 31, 2008. This was due primarily to an increase in average fleet size in 2009 as compared with 2008.  Fujian Service started 2008 operations with one dredger and did not add its 5th dredger until June 2008.

Gross Profit

Gross profit increased from $29,056,044 for the year ended December 31, 2008 to $41,618,401 for the same period of 2009, primarily as a result of an increase in total revenue. However, gross profit margin declined from 53.33% in 2008 to 51.81% in 2009 due to increase of variable cost. In particular, the costs of consumable and maintenance components increased more sharply than other costs, as shown below:

	2008		2009
	Amount ($)	Percent of Revenue	Amount ($)	Percent of Revenue
Direct Labor	1,110,149	2.04%	1,457,329	1.81%
Leasing Fees	1,273,713	2.34%	1,720,275	2.15%
Wages	596,694	1.09%	861,861	1.07%
Consumable Components	18,757,168	34.43%	29,724,508	37.00%
Depreciation	3,686,503	6.77%	4,951,517	6.16%
Cost of Contract Revenue	25,424,227	46.67%	38,715,490	48.19%
,,
General and administrative expenses

General and administrative expense is comprised of operating taxes and fees, salaries and benefits, business insurance and other daily expenses. Revenue-linked taxes and fees include primarily business tax, city maintenance and educational fees. Salaries and benefits include salaries and allowances, staff welfare for education, staff social welfare insurance and health insurance. Daily operation expenses include depreciation of office equipment, rent, travel and others. About 85% of general and administrative expense came from operating tax expenses. A breakdown of general and administrative expenses for 2008 and 2009 is as follows:

	2008			2009
	Amount in $	% of Total G&A	% of Total Revenue	Amount in $	% of Total G&A	% of Total Revenue
Revenue-linked Tax Expenses	1,833,873	85.20%	3.37%	2,112,416	83.46%	2.63%
Salary and Benefits	140,014	6.50%	0.25%	159,808	6.31%	0.20%
Operating Insurance	103,056	4.79%	0.19%	187,575	7.41%	0.23%
Daily Operation Expenses	75,632	3.51%	0.14%	71,333	2.82%	0.09%
Total G&A	2,152,575	100.00%	3.95%	2,531,132	100.00%	3.15%

General and administrative expense as a percentage of revenue decreased from 3.95% in 2008 to 3.15% in 2009. Approximately 74% of the $378,557 year-over-year increase in general and administrative expenses was related to increases in revenue-linked taxes and 22% was related to increased insurance costs associated with the larger average fleet size for the 2009 as compared with 2008.

Operating Income

Operating income increased from $26,903,469 in 2008 to $39,087,269, representing 45.29% year-on-year growth, which was due primarily to an increase in total revenue and gross profit associated with operating a larger average fleet during 2009  The increase in operating income was partially offset by the slight increase in the cost of revenue.

Other Income

For the year ended December 31, 2009, interest income was $29,833, a decrease of $13,339, compared to $43,172 for the year ended December 31, 2008. This decrease was due to the lower average cash balance in the 2009 period, which in turn resulted in lower interest income.

Interest expense increased from $179,504 for the year ended December 31, 2008 to $755,853 for the year ended December 31, 2009. The increase in interest expense was attributable to a loan of approximately $8.79 million that was funded in October 2008 and a second loan of approximately $3.37 million that was funded in February 2009 and that together were outstanding for much of 2009.

Income Tax

Income tax expense increased $2,899,906, or 43.30% for the year ended December 31, 2009, compared to the year ended December 31, 2008, primarily due to the increase of taxable income. The Company’s provision for income tax with respect to PRC operations is calculated at the applicable tax rates on the estimated assessable profits for the year based on existing legislation, interpretations and practices in respect thereof. The standard applicable tax rate is 25% which was effective on January 1, 2008.

Net income

Net income for the year ended December 31, 2009 was $28,764,598, an increase of $8,694,206, or 43.32%, compared to $20,070,392 for the same period in 2008. This increase was attributable to the significant growth in total revenue and operating income.

Cash Flow

The following table presents a comparison of the Fujian Service cash flow during the years ended December 31, 2009 and 2008, and a comparison of the cash flow of the Group for the six months ended June 30, 2010 with that of Fujian Service for the six months ended June 30 2009:

	Year Ended December 31,		Six Months Ended June 30,
	Fujian Service 2008	Fujian Service 2009	Fujian Service 2009	Group Pro Forma 2010
Operating cash flow	26,096,112	30,952,939	18,053,632	15,052,990
Investing cash flow	(42,059,354)	(2,196,096)	(20,029,229)	(17,716,478)
Financing cash flow	17,303,282	(6,785,017)	3,366,411	4,184,152
Net increase in cash	1,340,040	21,971,826	1,390,814	1,520,664
Cash at beginning of year	-	1,362,142	1,362,142	23,343,469
Cash at end of year	$1,362,142	$23,343,469	$2,751,593	$25,388,638

Six Months Ended June 30, 2010 Compared with the Six Months Ended June 30, 2009 for the Group

Cash Flow from Operating Activities
	Six Months Ended June 30,
	2009	Group Pro Forma 2010
Net income	$15,287,535	$17,041,666
Adjustments to reconcile net income to net
Add depreciation of property, plant and equipment	2,475,429	2,497,401
Changes in operating assets and liabilities:
Cost and estimated earnings in excess of billings on uncompleted contracts	(439,238)	(6,582,645)
Other receivables	(329)	(883)
Inventories	(92,464)	(756,912)
Accounts payable	-	784,746
Income taxes payable	422,462	1,355,304
Accrued liabilities and other payables	400,237	714,313
Net cash provided by operating activities	$18,053,632	$15,052,990

The $15,052,990 of cash provided by operating activities for the six months ended on June 30, 2010 consisted primarily of net income of $17,041,666 plus depreciation of $2,497,401, together with increases of income tax payable of $1,355,304 and accrued liabilities of $714,313. This favorable cash flow was more than offset by  the use of cash to fund reductions inaccounts payable $784,746, an increase in inventories of $756,912, and most, significantly, an increase in cost and estimated earnings in excess of billings of $6,582,645 for projects in progress.The Company had accumulated unbilled costs and estimated earnings from eight uncompleted projects as of June 30, 2010, compared to only two such projects as of June 30, 2009, which resulted in the significant increase of cost and estimated earnings in excess of billings in excess of billings for the first six months of 2009 compared with the same period of 2010.

Cash Flow from Investing Activities

Restricted cash represents amounts on deposit with the owners of dredgers leased by the Company. Such amounts will be returned to the Company when the corresponding leases end.  Investing activities outflow was $17,716,478 in the six months ended June 30, 2010,  consisted primarily of an increase of $17,392,834 in restricted cash, deposited as a rental guarantee for four newly rented dredgers intended to be put into service in the second quarter of 2010.

On May 20, 2009, the Company signed a contract to buy a dredger valued at $29.4 million and paid $2,211,932 on June 2, 2009 as a deposit.

Cash Flow from Financing Activities

Financing activities provided $4,184,152 for the first six months ended June 30, 2010, from secured bank loans.   This compares with a $3,368,976 from loans with banks in February 2009.

Year Ended December 31, 2009 Compared with Year Ended December 31, 2008 for Fujian Service

Cash Flow from Operations
	Twelve Months Ended on December 31
	2008	2009
Net income	$20,070,392	$28,764,598
Adjustments to reconcile net income to net
Add depreciation of property, plant and equipment	3,686,744	4,952,236
Changes in operating assets and liabilities:
cost and estimated earnings in excess of billings on uncompleted contracts	-	(2,210,343)
note receivables	-	-
other receivables	-	(311)
inventories	-	(429,018)
income tax payable	2,186,909	(179,402)
Accrued liabilities and other payables	152,067	55,179
Net cash provided by operating activities	26,096,112	30,952,939

The $30,952,939 of cash provided by operating activities for the year ended 2009 consisted primarily of net income of $28,764,598 plus depreciation of $4,952,236, plus increases in accrued liabilities of $55,179, These contributions to cash flow were partially offset by the increases in cost and estimated earnings in excess of billings of $2,210,343, inventories of $429,018 and income tax payable of $179,402.

The $26,096,112 of cash provided by operating activities for the year ended 2008 consisted primarily of net income of $20,070,392 plus depreciation of $3,686,744, increases in accrued liabilities of $152,067 and income tax payable of $2,186,909.

The primary drivers of the operating cash flows in the year ended 2009 compared to the year ended 2008 were the increase in net income, depreciation and cost and estimated earnings in excess of billings. As of December 31, 2009 and 2008, the balance of cost and estimated earnings in excess of billings on uncompleted contracts was $2,211,411 and zero respectively. As all the contracts of 2008 have been completed and all the money has been received at the end of the year, there were no receivables in 2008.

The increase in cost and estimated earnings in excess of billings was principally due to the increased number of contracts in progress, improved collection procedures, the nature and type of projects and the general market environment. As those customers are China state-owned companies and there are no credit terms, no provision or allowance for doubtful accounts was provided as of December 31, 2009 and 2008.

There was a $429,018 increase of the ending balance of inventory in 2009 compared to 2008. Inventories consist of consumable parts which are used for dredging projects. As the company was newly established in 2008 and all the projects had been completed in 2008, no inventory was retained at year-end 2008.

There was a $311 increase in other receivables which mainly represents social insurance prepaid for employees by the Fujian Service.  Such prepayments are recovered by direct deduction from salaries and wages and are provided free of interest. As the employee welfare program was only established in 2009, there were no such receivables in 2008.

Cash Flow From Investing

	Twelve months Ended on December 31
	2008	2009
Deposit paid for dredgers	-	(2,196,096)
Changes in restricted cash	(8,291,156)	-
Payment of purchases of property, plant and equipment	(33,768,198)	-
Investing Cash Flow	(42,059,354)	(2,196,096)

On May 20, 2009, Fujian Service signed a contract to buy a dredger valued at $29.4 million. $2,197,096 was paid on June 2, 2009 as a deposit. The balance of the payment on the dredger, amounting to $27,098,286, is due in the twelve months following delivery of the dredger, which is expected before May 31, 2012.

Restricted cash represents amounts on deposit with the owners of dredgers leased by the Company. Such amounts will be returned to the Fujian Service when the corresponding leases end.  In 2008, the Fujian Service entered into an office rental agreement from January 1, 2008 to December 31, 2009 and a dredger hiring agreement from June 1, 2008 and May 31, 2011, the restricted cash increased by $8,291,156, which represents an investing cash outflow. As there was no additional rental agreement signed in 2009, there is no change to this account.

In 2008, Fujian Service bought three dredgers and some other office equipment, such as computers and printers. The total value of the investments was $51,627,296, $17,859,098 of which remained unpaid on December 31, 2008.

Cash Flow From Financing

	Twelve Months Ended on December 31
(In $)	2008	2009
Proceeds from short-term loan	-	3,367,348
Repayment of short-term loan	-	-
Proceeds from long-term loan	8,651,641	-
Payment of dredger payable	-	(17,838,704)
Repayment of long-term loan	-	(1,830,080)
Capital contributions from owners	8,651,641	9,516,419
Investing cash flow	17,303,282	(6,785,017)

The company borrowed $8,651,641 in October 2008 and returned $1,830,080 in July 2009. Another $3,367,348 was borrowed in February 2009.

During 2009, the Company paid the balance due for its dredger purchased in 2008 $17,859,098.

Liquidity and Capital Resources

As of June 30, 2010 we had cash of $25,388,638, an increase of approximately $2,045,169 from December 31, 2009.  Our current assets totaled $61,396,466 as of June 30, 2010 while our current liabilities totaled $11,251,233.  As of June 30, 2010, our short-term loan balance was $4,423,865.

On October 29, 2010 we completed the Offering and received net proceeds of 19,821,075, substantially enhancing our cash balance and liquidity position.  Under the terms of the Stock Purchase Agreement for the Offering we have the latitude to accept up to $53.1 million of additional funding on the same terms prior to December 28, 2010 if there is interest from investors in participating.  There is no assurance that any such additional funding under the Offering will be received by the Company.  Nevertheless, we believe that our currently available working capital will be sufficient to maintain our operations at the current level and for at least the next 12 months.

Critical Accounting Policies and Estimates

General

The Company’s financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (the “U.S. GAAP”).

The preparation of the financial statements in conformity with U.S. GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the years. Significant items subject to such estimates and assumptions include the recoverability of the carrying amount and the estimated useful lives of long-lived assets; valuation allowances for receivables, realizable values for inventories. Accordingly, actual results could differ from those estimates.

Revenue recognition

The Company recognizes contract revenues under the percentage-of-completion method to determine the appropriate amount to be recognized in a given period. Depending on the nature of contracts, the stage of completion is measured by reference to (a) the proportion of contract costs incurred for work performed to date to estimated total contract costs; (b) the amount of work certified by site engineer; or (c) completion of physical proportion of the contract work. The difference between amounts billed and recognized as revenue is reflected in the balance sheet as either contract revenues in excess of billings or billings in excess of contract revenues. Provisions for estimated losses on contracts in progress are made in the period in which they are identified. In the event that contract revenue cannot be estimated reliably, contract revenue is recognized only to the extent of contract costs incurred that are likely to be recoverable.

Income taxes

The Company accounts for income taxes under ASC 740 “Income Taxes.” Deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be effective when the differences are expected to reverse.

Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of income in the period that includes the enactment date.
The Company adopted ASC 740, “Income Taxes,” which prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

Other comprehensive income

The Company adopts ASC 220 “Comprehensive Income.” This statement establishes rules for the reporting of comprehensive income and its components. Comprehensive income consists of net income and foreign currency translation adjustments.

Off Balance Sheet Transactions

As of June 30, 2010, we had pledged one of our dredgers, Xinggangjun #6, to secure a $7.9 million credit facility granted to a related party, Fujian Province Pingtan County Ocean Fishery Holdings Limited. Principal and interest on the loan is due in full by September 1, 2010. The related company is indirectly under control of Fuzhou Honglong Ocean Fishery Co., Ltd., which is controlled by Ping Lin, the daughter-in-law of Panxing Zhuo and sister of Qin Lin, the collective owners of Wonder Dredging Engineering LLC, a PRC company that holds a 50% interest in Fujian Service. The loan underlying the pledge was repaid in full on August 24, 2010 and the pledge was terminated on August 30, 2010.

The three dredgers owned by the Group were pledged as collateral its bank loans.

Contractual Obligations

The following table shows our contractual payment obligations broken down, as of June 30, 2010:

	Payments due by period
Contractual Obligations (1)	Total ($) (2)	< 1 year ($)	1-3 years ($)	3-5 years ($)	> 5 years ($)
Long-Term Debt Obligations	12,386,822	4,423,865	7,962,957
Capital (Finance) Lease Obligations
Operating Lease Obligations	53,095,734	22,589,149	22,846,040	5,612,050	2,048,495
Purchase Obligations	107,062,863	26,897,100	80,165,763
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under US GAAP
Total	172,545,419	53,910,114	110,974,760	5,612,050	2,048,495

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The information set forth in Item 1.A. of this Shell Company Report on Form 20-F is incorporated herein by reference.

B.	Compensation

Compensation of Directors and Executive officers of China Dredging

Summary Compensation Table for Fiscal year Ended December 31, 2009

Name and Principal Position (1)	Salary ($)	Bonus ($)	Total ($)

All Directors and Officers as a Group	0	0	0

As we do not have a compensation committee, all compensation decisions relating to our executive officers are made by the board of directors.

Since our formation we have not paid our employee directors for their service to the board or reimbursed them for their out-of-pocket expenses, however, our board of directors may, in the future, determine to pay directors fees and reimburse them for expenses related to their activities on the board of directors.

Since our incorporation, we have not granted any share options or share appreciation rights or any awards under long-term incentive plans.  No amounts have been set aside or accrued by us to provide pension, retirement or similar benefits, if any.

Compensation of Directors and Executive Officers of CAC

Prior to the Merger, CAC did not pay any compensation to Kerry Propper, the former President, Chief Executive Officer, CFO and sole director, who served from incorporation through July 29, 2010.  CAC did not pay any compensation to Congyan Xue or William Morro, CAC’s former sole director and Chief Executive Officer, respectively.  Mr. Xue served from July 29, 2010 through the date of the Merger, and Mr. Morro served from July 30, 2010 through the date of the Merger.  Following the Merger, Mr. Morro and Mr. Xue ceased to have a management role with any member of the Group.

Employment Agreements

In August 2010 three of our executive officers, Mr. Zhuo, Mr. Lin and Mr. Gu, entered into three-year employment agreements with us pursuant to which they receive aggregate annual compensation of HK$700,000 (approximately $90,245). Pursuant to the agreements, each executive will devote all of his working time to his respective duties at the Company and will not become employed in any competitive business while employed by us or for two years following the termination of his employment with us, and the executive will not solicit the services of any of our employees for two years after the executive terminates employment with us. We may terminate the executive for cause at any time without notice, or without cause upon one month prior written notice to the executive. In the event of termination without cause, we will pay to the executive a cash severance payment equal to three months of the executive’s then current base salary.  In the event of a material and substantial reduction in the executive’s existing authority and responsibilities, the executive may resign upon one-month prior written notice to us.

C.	Board Practices

Term of Service

Our directors are appointed for a one-year term to hold office until the next annual meeting of our shareholders or until removed from office in accordance with our Articles of Association. Our officers are appointed by our board of directors and hold office until removed by the board.

All officers and directors listed above will remain in office until the next annual meeting of our shareholders, and until their successors have been duly elected and qualified. There are no agreements with respect to the election of directors.

Corporate Governance

We currently do not have separate audit or nominating committees as we are not a listed issuer and are not required to do so. Our full board of directors currently serves as our audit committee.  However, we do intend to appoint independent directors to the board of directors and create an audit committee, a compensation committee and a nominating and corporate governance committee.

Our board of directors intends to adopt an audit committee charter, providing for the following responsibilities of the audit committee:
•	retaining and terminating our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
•	discussing the annual audited financial statements with management and the independent auditors;
•	annually reviewing and reassessing the adequacy of our audit committee charter;
•	such other matters that are specifically delegated to our audit committee by our board of directors after the business combination from time to time;
•	meeting separately, periodically, with management, the internal auditors and the independent auditors; and
•	reporting regularly to the board of directors.

Our board of directors intends to adopt a compensation committee charter, providing for the following responsibilities of the compensation committee:
•	reviewing and making recommendations to the board regarding our compensation policies and forms of compensation provided to our directors and officers;
•	reviewing and making recommendations to the board regarding bonuses for our officers and other employees;
•	reviewing and making recommendations to the board regarding share-based compensation for our directors and officers;
•	administering our share option plans in accordance with the terms thereof; and
•	such other matters that are specifically delegated to the compensation committee by our board of directors after the business combination from time to time.

Our board of directors intends to adopt a nominating and corporate governance committee charter, providing for the following responsibilities of the nominations committee:
•	overseeing the process by which individuals may be nominated to our board of directors after the business combination;
•	identifying potential directors and making recommendations as to the size, functions and composition of our board of directors after the business combination and its committees;
•	considering nominees proposed by our shareholders;
•	establishing and periodically assessing the criteria for the selection of potential directors; and

•	making recommendations to the board of directors on new candidates for board membership.

In making nominations, the nominating and corporate governance committee will be required to submit candidates who have the highest personal and professional integrity, who have demonstrated exceptional ability and judgment and who shall be most effective, in conjunction with the other nominees to the board, in collectively serving the long-term interests of the shareholders. In evaluating nominees, the nominating and corporate governance committee will be required to take into consideration the following attributes, which are desirable for a member of the board: leadership; independence; interpersonal skills; financial acumen; business experiences; industry knowledge; and diversity of viewpoints.

D.	Employees

As of June 30, 2010, the Company utilized 296 people in its day-to-day operations, of which 78 persons are directly employed by the Company, 175 persons are hired by owners of the six leased vessels and 43 persons were supplied by a labor service company.

Approximately 28 crew members are staffed on each dredger, with one captain, three vice captains, four engineers, nine machinists, ten sailors and one cook. The Company’s policy is to appoint employees (as opposed to outsourced staff) to important positions in its three Company-owned dredgers, such as captain and chief engineer. The Company believes that this enables it to build an effective personnel training system and establish a professional team.

We generally sign engagement contracts of five years with our employees working on our vessels.  These agreements are at competitive salaries and generally provide for social and medical insurance.  We believe that the use of long-term employment contracts helps to maintain a stable work force. In accordance with applicable regulations, the insurance encompasses pension contributions and medical, unemployment, maternity and personal injury insurance. The amount of contributions is based on the specified percentages of a particular employee’s aggregate salary as provided for by relevant PRC law.

The crew for our six leased dredgers are hired by the dredger owners and the labor costs are included in the vessel lease contracts. As of June 30, 2010, a total of 175 crew members worked on the leased dredgers.  Welfare and benefit payments for the staff are paid by the lessors. The labor supply contracts for the leased dredgers coincide with the termination of the respective boat leases. We pay a fixed quarterly payment to each  lessor, as shown in the table below.

Dredger	Quarterly Payment (US$)	Expiration Time
Hengshengjun #88	131,986	January 9, 2016
Xinggangjun #9	131,986	May 31, 2016
Honglinjun #9	149,584	June 19, 2013
Honglinjun #18	136,386	June 18, 2013
Xiechang #18	140,785	June 24, 2013
Liya #10	136,386	June 14, 2013
TOTAL	827,113

We also outsource labor from one labor supply company to meet our changing requirements for personnel. As of June 30, 2010, 43 crew members were outsourced under three agreements (one for each of dredgers #66, #3 and #6), for which the total monthly payments were approximately US$34,000 per month during 2010. Welfare and benefit payments for such personnel are covered by the company supplying the laborers.

We have not experienced any significant labor disputes and we maintain satisfactory relationships with our employees. We invest in continuing education and training programs for staff with a view to constantly upgrading their skills and knowledge. Individual employment contracts with employees to cover matters such as wages, employee benefits, training programs, safety and sanitary conditions in the workplace, confidentiality of Company information and grounds for termination.

E.	Share Ownership

The disclosure set forth in Item 7A of this Shell Company Report on Form 20-F is incorporated herein by reference.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth as of October 29, 2010, the number of our ordinary shares beneficially owned by (i) each person who is known by us to be the beneficial owner of more than five percent of the Company’s ordinary shares; (ii) each director; (iii) each of the named executive officers in the Summary Compensation Table; and (iv) all directors and executive officers as a group. As of October 29, 2010, we had 52,677,323 ordinary shares issued and outstanding.

Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. Unless otherwise indicated, the shareholders listed in the table have sole voting and investment power with respect to the ordinary shares indicated. Unless otherwise noted, the principal address of each of the shareholders, directors and officers listed below is c/o China Dredging Group Co., Ltd., 18th Floor, Tower A, Zhongshan Building, No. 154, Hudong Road, Fuzhou, Fujian Province, PRC.

All share ownership figures include securities convertible or exchangeable into our ordinary shares within sixty (60) days of October 29, 2010 which are deemed outstanding and beneficially owned by such person for purposes of computing his or her percentage ownership, but not for purposes of computing the percentage ownership of any other person.

Name and Address of Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percentage of Outstanding Ordinary Shares

Xinrong Zhuo (1)	46,055,880	87.43%

Kit Chan (2)	2,608,866	4.95%

Fangjie Gu	0	0

Bin Lin (3)	2,608,866	4.95%

Mars Harvest Co. Ltd. (1)	46,055,880	87.43%

All Directors and Executive Officers, as a group (4 persons)	51,273,612	97.34%

* Less than one percent

(1) Shares are held of record by Mars Harvest Co. Ltd, Building 26, Mingyang Tianxia, No. 1 Yuquan Road, Fuzhou, Fujian Province, PRC.  Mr. Zhuo is the sole director of Mars Harvest and has the power to vote and dispose of all of the Company’s ordinary shares that it holds.

(2) Shares are held of record by Venus Seed Co., Ltd, Flat B, 27/F, Ko On Mansion, Taikoo Shing, Quarry Bay, Hong Kong.  Mr. Chan is the sole director of Venus Seed and has the sole power to vote and dispose of all of the Company’s ordinary shares that it holds.

(3) Shares of are held of record by Saturn Glory Co., Ltd., Room 1402, Building 8, D District, Rongqiao Jinjiang, No. 66, Jiangbin West Road, Fuzhou, Fujian Province, PRC.  Mr. Lin is the sole director of Saturn Glory and has the sole power to vote and dispose of all of the Company’s ordinary shares that it holds.

B.	Related Party Transactions

On January 1, 2008, we entered into an office lease with Ping Lin, a relative of one of the owners, Qing Lin, which expired December 31, 2009. This agreement was renewed and extended from January 1, 2010 to December 31, 2015. Annual lease payments to Ping Lin were $8,872 in 2009 and $8,738 in 2008.

In May 2008 we entered into two three-year agreements with Fujian Lutong Highway Engineering Construction Co., Ltd., a related party, to lease a dredger and crew. In April 2010 the dredger leasing agreement was extended through May 31, 2016. In May 2010 the crew leasing agreement was extended to May 31, 2016. Fujian Lutong Highway Engineering Construction Co., Ltd., which owned 70% of Fujian Service from September 2009 to March 2010, is owned by Fangjie Gu, our Chief Operating Officer and Xiuzhen Lin, the wife of Qing Lin. Lease payments on the dredger for the years ended December 31, 2009 and 2008 were $1,024,845 and $588,792, respectively. Payments for the crew were for the years ended December 31, 2009 and 2008 $527,063 and $302,807, respectively.

In September 2008 and February 2010 we entered into loan agreements which aggregate approximately $6 million.  These loans are secured by one of the our dredgers, Xinggangjun 66.  One of these loans is guaranteed by Xinrong Zhuo, our Chairman and Chief Executive Officer and the son of Zhuo Panxing (an owner of Wonder Dredging). The other loan is guaranteed by Xinrong Zhuo and Qing Lin (the other owner of Wonder Dredging). There are no restrictive financial covenants associated with the long-term loans.  The loans are all non-recourse to us.

As of June 30, 2010, we had pledged one of our dredgers, Xinggangjun #6, to secure a RMB 54 million (approximately $7.9 million) credit facility granted to a related party, Fujian Province Pingtan County Ocean Fishery Holdings Limited. Principal and interest on the loan is due in full by September 1, 2010. The related company is indirectly under control of Fuzhou Honglong Ocean Fishery Co., Ltd., which is controlled by Ping Lin, the daughter-in-law of Panxing Zhuo and sister of Qing Lin, the collective owners of Wonder Dredging Engineering LLC, a PRC company that holds a 50% interest in Fujian Service. The loan underlying the pledge was repaid in full on August 24, 2010 and the pledge was terminated on August 30, 2010.

C.	Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information.

See Item 17.

B.	Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Status of Outstanding Ordinary Shares.  As of October 29, 2010, we had a total of 225,000,000 ordinary shares authorized, no par value per share, of which 52,677,323 ordinary shares were issued, fully paid and outstanding.

Following our formation April 14, 2010 (inception) we issued 100 ordinary shares to three shareholders.  On May 26, 2010 we issued an additional 49,900 ordinary shares to the three founding shareholders and four new shareholders.  On October 25, 2010 we effected a share redesignation pursuant to which our then-outstanding ordinary shares were changed from $1.00 par value to no par value and increased to 52,177,323 shares which were allocated ratably among the then-existing shareholders, except to the extent that such shareholders would have been entitled to receive fractional shares.  No fractional shares were issued.  On October 29 we issued 500,000 ordinary shares to Chardan Acquisition Corp. pursuant to the Merger Agreement.

Description of Preferred Shares

We are authorized to issue 25,000,000 Class A Preferred Shares, no par value per share (the “Preferred Shares”). The Preferred Shares have no right to vote on any Resolution of Members.  As of October 29, 2010 there were 4,371,000 Preferred Shares issued, fully paid, and outstanding. No Preferred Shares were issued or outstanding prior to the October 2010 Private Placement.

Upon (i) registration of the ordinary shares underlying the Preferred Shares for resale with the U.S. Securities and Exchange Commission (the “SEC”) being declared effective by the SEC (“Registration”) or such ordinary shares being freely tradable in the US pursuant to any available exemption, and (ii) listing of the ordinary shares underlying the Preferred Shares on a U.S. national securities exchange (or on any other recognized international exchange approved by a majority of the holders of the Preferred Shares, the Preferred Shares shall automatically covert to ordinary shares (the “Automatic Conversion”) at a ratio of one to one. Each Preferred Share is convertible by the holder into one ordinary share, subject to proportional adjustment for share splits, divisions, share dividends, recapitalizations and similar transactions, at any time prior to an Automatic Conversion.

Each Preferred Share has the right to a preference over the holders of ordinary shares in the distribution of any surplus of our assets in the event of any winding up, merger, acquisition or sale of substantially all of our assets in which our shareholders do not own a majority of the issued shares of the surviving entity.

If an Automatic Conversion does not occur by the second anniversary of the closing of the October 2010 Private Placement, holders of the Preferred Shares shall have the right to receive a payment equal to 20% of $5.00 per Preferred Share. If such payment is due and remains unpaid at the time of an Automatic Conversion, the holders may choose to receive this payment in ordinary shares, in lieu of cash, at a purchase price of $5.00 per share.

As long as more than 2,500,000 Preferred Shares remain issued and outstanding, holders of the Preferred Shares shall have the right to purchase, on a pro rata basis based upon their original respective subscription amounts, in any equity financing of the Company (a) ordinary shares or (b) equity securities convertible, exercisable or exchangeable into ordinary shares; except that this right shall not apply to any underwritten public offering of the Company.  Any such purchase by the holders of the Preferred Shares shall be on the same terms and conditions and at the same price such securities are offered to a third party in the financing.

In the event of a change in control of the Company, or if we file for bankruptcy, or are judged insolvent, initiate liquidation proceedings or other analogous proceedings (a “Fundamental Change”), holders of the Preferred Shares may elect, at their sole option, to request the redemption of some or all of their Preferred Shares at any time prior to Automatic Conversion.  Subject to applicable law, the holders of the Preferred Shares may request the redemption of some or all of their Preferred Shares at any time after the second and prior to the third anniversary of the initial issuance of Preferred Shares if Automatic Conversion has not occurred.  The Preferred Shares may be redeemed in whole or in part by the Company at its sole option in the event that the Company undergoes a Fundamental Change, provided that the holders of the Preferred Shares are first notified of the Fundamental Change and have not less than seven days to convert their Preferred Shares to ordinary shares.

B.	Memorandum and Articles of Association

We are a BVI company and we are governed by the laws of the BVI and by our Memorandum of Association and Articles of Association.  The objects for which the Company is established are unrestricted and it has full power and authority to carry out any object not prohibited by the BVI Business Companies Act, 2004, as amended, or any other law of the BVI.  The table below describes selected corporate actions governed by BVI law that are also subject to specific provisions of our Memorandum & Articles of Association and compares how such actions are affected by our Memorandum & Articles of Association.

Action	BVI Law	Our Memorandum & Articles of Association

Amendment to the Memorandum and Articles of Association
Under BVI law, the board of directors is permitted to have broad authority to amend the memorandum of association, however, the directors shall not have the power to amend the memorandum and articles of association (i) to restrict the rights or powers of the members to amend the memorandum and articles of association, (ii) to change the percentage of members required to pass a resolution to amend the memorandum and articles of association or (c) in circumstances where the memorandum or articles cannot be amended by the shareholders.
Our Memorandum of Association follows the BVI law.

Notice of the Annual Meeting	BVI law provides that subject to the requirement in the memorandum and articles of association to give longer notice, not less than seven days notice of a meeting should be given.	Our Articles of Association require notice not less than 10 days prior to a meeting of shareholders.

Alternate Directors	BVI law allows a director to appoint an alternate who has the authority to vote in place of the appointed director at a meeting of directors.	Our Memorandum and Articles are silent on this point. Consequently, the BVI law position applies.

Written Consent of Directors	In the BVI, directors’ consents need only a majority of directors signing to take effect, removing the need for a formal meeting.	Our Articles of Association provides for written consents of directors by a simple majority.

Sale of Assets	In the BVI, shareholder approval is required when more than 50% (by value) of a company’s assets are being sold outside of the company’s usual course of business.	Our Memorandum and Articles are silent on this point. Consequently, the BVI law position applies.

Removal of Directors
Under BVI law, a director may, subject to the memorandum and articles of association of a company, be removed by a resolution of shareholders. Where permitted by the memorandum and articles of association of the company, a director may be removed by a resolution of directors.

Our Memorandum and Articles do not permit shareholders to remove a sitting director upon a written resolution of a majority of the members, whereas our Memorandum and Articles do permit the removal of a sitting director by a resolution of directors.

Indemnification of Officers and Directors

The laws of the BVI do not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, provided such person acted honestly and in good faith and except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Memorandum and Articles do not relieve directors, officers or agents from personal liability arising from the management of the business of the company.  We may indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who (i) is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of the Company, or (ii) is or was, at the request of the Company, serving as a director of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise, provided, however, that such indemnification applies only to a person who has acted honestly and in good faith and in what he believed to be the best interests of the Company and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful. We are permitted to and intend to obtain director and officer insurance.

Defenses Against Hostile Takeovers

The law of the BVI does not prevent companies from adopting a wide range of corporate measures designed to defend a company against hostile takeovers.  While the following discussion summarizes the reasons for, and the operation and effects of, the principal provisions of our Memorandum and Articles of Association that management has identified as potentially having an anti-takeover effect, it is not intended to be a complete description of all potential anti-takeover effects, and it is qualified by reference to the full texts of our Memorandum and Articles of Association.

In general, our Memorandum and Articles of Association minimize our susceptibility to sudden acquisitions of control that have not been negotiated with and approved by our board of directors. As a result, it may be difficult to remove the incumbent members of the board of directors.  While our Memorandum and Articles of Association would not prohibit an acquisition of control of us or a tender offer for all of our shares they might discourage any tender offer or other attempt to gain control of us in a transaction that is not approved by the board of directors, by making it more difficult for a person or group to obtain control of us in a short time and then impose its will on the remaining shareholders. However, to the extent our Memorandum and Articles of Association successfully discourage the acquisition of control of us or tender offers for all or part of our shares without approval of the board of directors, they may have the effect of preventing an acquisition or tender offer which might be viewed by shareholders to be in their best interests.

Tender offers or other non-open market acquisitions of shares will generally be made at prices above the prevailing market price, if any, of our shares. In addition, acquisitions of shares by persons attempting to acquire control through market purchases may cause the market price of the shares to reach levels that are higher than would otherwise be the case. Anti-takeover provisions may discourage such purchases, particularly those of less than all of our shares, and may thereby deprive shareholders of an opportunity to sell their shares at a temporarily higher price. These provisions may therefore decrease the likelihood that a tender offer will be made, and, if made, will be successful. As a result, the provisions may adversely affect those shareholders who would desire to participate in a tender offer. These provisions may also serve to insulate incumbent management from change and to discourage not only sudden or hostile takeover attempts, but also any attempts to acquire control that are not approved by the board of directors, whether or not shareholders deem such transactions to be in their best interest.

Number of Directors and Filling Vacancies on the Board of Directors.  British Virgin Islands law requires that the board of directors of a company consist of one or more directors and that the number of directors shall be set by the company’s Articles of Association, with a minimum of one director. Our Articles of Association provide that the number of directors shall be not less than one and not more than seven, subject to any subsequent amendment to change the number of directors. The power to determine the number of directors is vested in the board of directors. The power to fill vacancies, whether occurring by reason of an increase in the number of directors or by resignation, is vested primarily in the shareholders. Directors may be removed by the shareholders only for cause or without cause on a vote of the members representing a majority of the shares entitled to vote.

Election of Directors.  Under British Virgin Islands law, there is no cumulative voting by shareholders for the election of the directors. The absence of cumulative voting rights effectively means that the holders of a majority of the shares voted at a shareholders meeting may, if they so choose, elect all directors of the Company who are up for election, thus precluding a small group of shareholders from controlling the election of one or more representatives to the board of directors.

Advance Notice Requirements for Nomination of Directors and Presentation of New Business at Meetings of Shareholders; Action by Written Consent.  Our Articles of Association provide for advance notice requirements for shareholder proposals and nominations for director. Generally, to be timely, notice must be given to the shareholders not less than 10 days prior to the date of the annual meeting. Special meetings may be called by our directors as the directors consider necessary or desirable or shall be convened upon the written request of the shareholders entitled to exercise at least 30 percent of the voting rights in respect of the matter of which the meeting is requested.

Rights of Minority Shareholders

Under the law of the BVI, the principal protection of minority shareholders is that shareholders may bring an action to enforce the constituent documents of the company, the Memorandum and Articles of Association. Shareholders are entitled to have the affairs of a company conducted in accordance with the general law and the Memorandum and Articles. Under our Memorandum and Articles of Association, we are obliged to hold an annual general meeting and provide for the election of directors. In addition, the BVI Business Companies Act provides that a shareholder may bring an action against us if he considers that our affairs are being, have been or are likely to be conducted in a manner which is unfairly prejudicial to him.

There are common law rights for the protection of shareholders that may be invoked that are largely dependent on English company law, since the common law of the BVI for BVI companies is limited. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to law and the constituent documents of the company. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s memorandum or articles of association, then the courts may grant relief. Generally, the areas in which the courts will intervene are the following: (i) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority, (ii) acts that constitute fraud on the minority where the wrongdoers control the company, (iii) acts that infringe on the personal rights of the shareholders, such as the right to vote, and (iv) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders.

Transfer of Our Securities Upon Death of Holder

Because we are a BVI company, the transfer of the shares of a deceased shareholder will be subject to the relevant provisions in our Memorandum and Articles of Association, which require the executor or administrator of a deceased shareholder to produce, among other things, any documentation which is reasonable evidence of the applicant being entitled to a grant of probate of the deceased's will or grant of letters of administration of the deceased's estate.

Director Conflicts of Interests

Any of our directors entering into a related party transaction with us must disclose such interest to the board of directors.  However, a director of the Company is not required to make such a disclosure if: (i) the transaction or proposed transaction is between the director and the Company; and (ii) the transaction or proposed transaction is or is to be entered into in the ordinary course of the Company's business and on usual terms and conditions;

A director of the Company who is interested in a transaction entered into or to be entered into by the Company may vote on a matter relating to the transaction, attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum and sign a document on behalf of the Company, or do any other thing in his capacity as a director, that relates to the transaction.

C.	Material Contracts

All material contracts entered into other than during the ordinary course of our business and for the two years preceding the date hereof are described elsewhere in this Shell Company Report on Form 20-F or in the information incorporated by reference herein.

D.	Exchange Controls

Regulations on Foreign Currency Exchange

Under BVI law, there is no exchange control legislation and accordingly there are no exchange control regulations imposed under BVI law, including foreign exchange controls or restrictions, that affect the remittance of dividends, interest or other payments to BVI nonresident holders of our shares.

Foreign currency exchange in the PRC is governed by a series of regulations, including the Foreign Currency Administrative Rules (1996), as amended, and the Administrative Regulations Regarding Settlement, Sale and Payment of Foreign Exchange (1996), as amended. Under these regulations, the Renminbi is freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loans or investments in securities outside the PRC without the prior registration with the State Administration of Foreign Exchange (the “SAFE”) and prior approval by other relevant Chinese government authorities required by the applicable laws and regulations. Pursuant to the Administrative Regulations Regarding Settlement, Sale and Payment of Foreign Exchange (1996), Foreign Invested Enterprises (“FIEs”) may purchase foreign exchange without the approval of the SAFE for trade and service-related foreign exchange transactions by providing commercial documents evidencing these transactions. FIEs may also retain foreign exchange, subject to a cap approved by SAFE, to satisfy foreign exchange liabilities or to pay dividends. In addition, foreign exchange transactions for direct investment, loans and investment in securities outside the PRC are still subject to limitations and required approvals from the SAFE.

Regulation of FIEs’ Dividend Distributions

The principal laws and regulations in the PRC governing distribution of dividends by foreign invested enterprises (“FIEs”) include:

(i)	The Sino-foreign Equity Joint Venture Law (1979), as amended, and the Regulations for the Implementation of the Sino-foreign Equity Joint Venture Law (1983), as amended;

(ii)	The Sino-foreign Cooperative Enterprise Law (1988), as amended, and the Detailed Rules for the Implementation of the Sino-foreign Cooperative Enterprise Law (1995), as amended;

(iii)	The Foreign Investment Enterprise Law (1986), as amended, and the Regulations of Implementation of the Foreign Investment Enterprise Law (1990), as amended.

Under these regulations, FIEs in the PRC may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, foreign-invested enterprises in the PRC are required to set aside at least 10% of their respective accumulated profits e(determined in accordance with PRC accounting standards and regulations) each year, if any, to fund certain reserve funds unless such reserve funds have reached 50% of their respective registered capital. These reserves are not distributable as cash dividends. The board of directors of a FIE has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation.

Regulation of a Foreign Currency’s Conversion into RMB and Investment by FIEs

On August 29, 2008, the State Administration on Foreign Exchange (the “SAFE”) issued a Notice of the General Affairs Department of the State Administration of Foreign Exchange on the Relevant Operating Issues concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises or Notice 142, to further regulate the foreign exchange of FIEs. According to the Notice 142, FIEs shall obtain a verification report from a local accounting firm before converting its registered capital of foreign currency into Renminbi, and the converted Renminbi shall be used for the business within its permitted business scope. The Notice 142 explicitly prohibits FIEs from using RMB converted from foreign capital to make equity investments in the PRC, unless the domestic equity investment is within the approved business scope of the FIE and has been approved by SAFE in advance.

Fujian WangGang has obtained a foreign exchange registration certificate.

E.	Taxation

Under BVI law as currently in effect, a holder of ordinary shares who is not a resident of the BVI is exempt from BVI income tax on dividends paid with respect to the ordinary shares and all holders of ordinary shares are not liable to the BVI for income tax on gains realized during that year on sale or disposal of such shares.  The BVI does not impose a withholding tax on dividends paid by a company incorporated in the BVI.

There is no tax treaty currently in effect between the US and the BVI or between the PRC and the BVI.  However, the BVI has entered into tax information exchange treaties with the PRC and the US, respectively.

Government Regulations Relating to Taxation

On March 16, 2007, the National Peoples’ Congress (the “NPC”), approved and promulgated the PRC Enterprise Income Tax Law (the “New EIT Law”). The New EIT Law took effect on January 1, 2008. Under the New EIT Law, FIEs and domestic companies are subject to a uniform tax rate of 25%. The New EIT Law provides a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the New EIT Law and which were entitled to a preferential lower tax rate under the then-effective tax laws or regulations.

On December 26, 2007, the State Council issued a Notice on Implementing Transitional Measures for Enterprise Income Tax, or the Notice, providing that the enterprises that have been approved to enjoy a low tax rate prior to the promulgation of the New EIT Law will be eligible for a five-year transition period since January 1, 2008, during which time the tax rate will be increased step by step to the 25% unified tax rate set out in the New EIT Law. From January 1, 2008, for the enterprises whose applicable tax rate was 15% before the promulgation of the New EIT Law , the tax rate will be increased to 18% for year 2008, 20% for year 2009, 22% for year 2010, 24% for year 2011, 25% for year 2012. For the enterprises whose applicable tax rate was 24%, the tax rate will be changed to 25% from January 1, 2008.

The New EIT Law provides that an income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises”. Non-resident enterprises refer to enterprises whose controlling departments are not in the PRC but have an institution or place of business in the PRC, or which have no institution or place of business in the PRC but have the gain derived from the PRC. The income tax for non-resident enterprises shall be subject to withholding at the income source, with the payor acting as the obligatory tax withholder under the New EIT Law, and therefore such income taxes generally called withholding tax in practice. The State Council of the PRC has reduced the withholding tax rate from 20% to 10% through the Implementation Rules of the New EIT Law. It is currently unclear in what circumstances a source will be considered as located within the PRC. After the proposed share exchange transaction, we will be a BVI holding company and substantially all of our income is derived from dividends we receive from our subsidiaries located in the PRC. Thus, if we are considered as a “non-resident enterprise” under the New EIT Law and the dividends paid to us by our subsidiary in the PRC are considered income sourced within the PRC, such dividends may be subject to a 10% withholding tax.

Such income tax may be exempted or reduced by the State Council of the PRC or pursuant to a tax treaty between the PRC and the jurisdictions in which our non-PRC shareholders reside. For example, the 10% withholding tax is reduced to 5% pursuant to the Double Tax Avoidance Agreement Between Hong Kong and Mainland China if the beneficial owner in Hong Kong owns more than 25% of the registered capital in a company in the PRC.

The new tax law provides only a framework of the enterprise tax provisions, leaving many details on the definitions of numerous terms as well as the interpretation and specific applications of various provisions unclear and unspecified. Any increase in the combined company’s tax rate in the future could have a material adverse effect on its financial conditions and results of operations.

Taxation registration certificates have been issued to both Fujian Service and Fujian WangGang.

F.	Dividends and Paying Agents

The Company has never paid any dividends.  Except for payment of dividends on Preferred Shares (as described elsewhere in this Form 20-F),  we do not plan on paying dividends on our ordinary shares and plan to retain earnings, if any, for use in the development of our business.  Payment of future dividends on ordinary shares, if any, will be at the discretion of our board of directors after taking into account various factors, including current financial condition, operating results and current and anticipated cash needs. The terms of our Preferred Shares also limit our ability to pay dividends.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

Documents concerning us that are referred to in this document may be inspected at our principal executive offices at 18th Floor, Tower A, Zhongshan Building, No. 154, Hudong Road, Fuzhou, Fujian Province, PRC.

In addition, we will file annual reports and other information with the Securities and Exchange Commission. We will file annual reports on Form 20-F and submit other information under cover of Form 6-K. As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders will be exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act. Annual reports and other information we file with the Commission may be inspected at the public reference facilities maintained by the Commission at Room 1024, 100 F. Street, N.E., Washington, D.C. 20549, and at its regional offices located at 233 Broadway, New York, New York 10279 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies of all or any part thereof may be obtained from such offices upon payment of the prescribed fees. You may call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms and you can request copies of the documents upon payment of a duplicating fee, by writing to the Commission. In addition, the Commission maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the Commission which can be accessed at http://www.sec.gov.

I.	Subsidiary Information

Not required.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Foreign Exchange Risk

Our reporting currency is the Renminbi. Transactions in other currencies are recorded in Renminbi at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in other currencies are remeasured into Renminbi at rates of exchange in effect at the balance sheet dates. Exchange gains and losses are recorded in our statements of operations as a component of current period earnings.

The State Administration on Foreign Exchange, or SAFE, of the PRC, under the authority of the People’s Bank of China, controls the conversion of Renminbi into foreign currencies. The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules (1996), as amended, or the “Rules”. Under the Rules, once various procedural requirements are met, Renminbi is convertible for current account transactions, including trade and service-related foreign exchange transactions and dividend payments, but not for capital account transactions, including direct investment, loans or investments in securities outside the PRC, without prior approval of the SAFE of the PRC, or its local counterparts.

Since July 2005, the Renminbi is no longer pegged to the U.S. dollar. Although currently the Renminbi exchange rate versus the U.S. dollar is restricted to a rise or fall of no more than 0.3% per day and the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future, the PRC authorities may lift restrictions on fluctuations in the Renminbi exchange rate and lessen intervention in the foreign exchange market.  As of June 30, 2010, the exchange rate of RMB to $1 was RMB6.7815. On June 19, 2010, the People’s Bank of China announced the removal of the de facto peg. Following this announcement, the Renminbi appreciated from 6.7968 Renminbi per U.S. dollar on June 21, 2010 to 6.7709 Renminbi per U.S. dollar on July 2, 2010.

We conduct substantially all of our operations through our PRC operating companies, and their financial performance and position are measured in terms of Renminbi. Our solutions are primarily procured, sold and delivered in the PRC for Renminbi. The majority of our net revenue is denominated in Renminbi. Any devaluation of the Renminbi against the U.S. dollar would consequently have an adverse effect on our financial performance and asset values when measured in terms of U.S. dollars. On the other hand, the appreciation of the Renminbi could make our customers’ products more expensive to purchase because many of our customers are involved in the export of goods, which may have an adverse impact on their sales. A decrease in sales by our customers could have an adverse effect on our operating results. In addition, as of June 30, 2010 and December 31, 2009, we have cash denominated in U.S. dollars amounting to RMB155,257,203 ($22,894,565) and RMB159,365,864 ($23,343,469). Also, from time to time we may have U.S. dollar denominated borrowings. Accordingly, a decoupling of the Renminbi many affect our financial performance in the future.

We recognized a foreign currency translation adjustment of approximately RMB8,845,286 ($1,297,172) for the six months ended June 30, 2010 approximately RMB 4,661,309 ($682,256) for the fiscal year ended December 31, 2009. We do not currently engage in hedging activities and as such, we may in the future experience economic loss as a result of any foreign currency exchange rate fluctuations.

Interest Rate Risk

We are exposed to interest rate risk arising from variable rate borrowings under the terms of which our future interest expense will fluctuate in line with any change in our borrowing rates. We do not have any derivative financial instruments and believe our exposure to interest rate risk and other relevant market risks is not material. Our bank borrowings amounted to approximately $12.4 million as of June 30, 2010. Based on the variable nature of the underlying interest rate, the bank borrowings approximated fair value at that date. Interest-bearing instruments carry a degree of interest rate risk. Our future interest income may also be lower than expected and is subject to variability due to changes in market interest rates.

If there was a hypothetical 1% change in interest rates, the net impact to earnings and cash flows would be approximately $ 123,987 over a one year period. The potential change in cash flows and earning is calculated based on the change in the net interest expense over a one year period due to an immediate 1% change in price.

Inflation

Inflation in the PRC has not materially impacted our results of operations since inception, although an unanticipated increase in inflation could adversely affect our costs and margins

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

(a)	Financial Statements of the Company
The consolidated financial statements of the Company and related notes required by this item are contained on pages FI-1 through FI-29.

(b)	Financial Statements of Predecessor Company
We consider Fujian Service to be a predecessor company.  The audited financial statements of Fujian Service as of December 31, 2009 and 2008 and for the year-ended 2009 and the period from January 8, 2008 (inception) through December 31, 2008 and the unaudited financial statements of Fujian Service as of June 30, 2010 and for the six months then ended and notes thereto are contained on pages F-38 through F-83.

(c)	Financial Statements of Business Acquired
We merged with Chardan Acquisition Corp. on October 27, 2010.  The audited financial statements for Chardan Acquisition Corp. as of December 31, 2009 and 2008 and for the year ended 2009 and the period from September 30, 2008 (inception) through September 30, 2008 and the unaudited financial statements as of June 30, 2010 and for the nine months then ended and the notes thereto are contained on pages F-84 through F-102.

(d)	Pro Forma Financial Information
Unaudited Pro forma condensed consolidated statements of the Group, after giving effect to the Merger and Offering as of June 30, 2010 and for the six months then ended and for the year ended December 31, 2010 are included in financial statement on Pages F-1 through F-9.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum of Association of China Dredging Group Co., Ltd.
1.2	Articles of Association of China Dredging Group Co., Ltd.
4.1	Employment Agreement of Xinrong Zhuo
4.2	Employment Agreement of Bin Lin
4.3	Employment Agreement of Fangjie Gu
4.4
Agreement and Plan of Merger by and among Chardan Acquisition Corp., Shareholders of Chardan Acquisition Corp., China Dredging Group Co., Ltd. and Shareholders Of China Dredging Group Co., Ltd. dated October 27, 2010

4.5	Securities Purchase Agreement by and among China Dredging Group Co., Ltd. and the Purchasers Listed on Exhibit A thereto, dated October 29, 2010
4.6	Registration Rights Agreement dated October 29, 2010
4.7	Securities Escrow Agreement dated October 29, 2010
4.8	Contracted Management Agreement by and among Fujian WangGang Dredging Construction Co., Ltd., Wonder Dredging LLC and Fujian Xing Gang Port Service Ltd., dated June 30, 2010.
4.9	Equity Interest Pledge Agreement by and among Qing Lin, Panxing Zhuo, Fujian WangGang Dredging Construction Co., Ltd. and Wonder Dredging LLC, dated June 30, 2010.
4.10
Contract Relating to the Exclusive Purchase Right of Equity Interest by and among Fujian WangGang Dredging Construction Co., Ltd., Wonder Dredging LLC and  Fujian Xing Gang Port Service Ltd., dated June 30, 2010.

4.11	Power of Attorney by and among Qing Lin, Panxing Zhuo and Fujian WangGang Dredging Construction Co., Ltd., dated June 30, 2010.
4.12	Power of Attorney by and between Wonder Dredging LLC and Fujian WangGang Dredging Construction Co., Ltd., dated June 30, 2010.
4.13
Engineering Boat Purchase and Sale Contract for Xinggangjun #3 by and between Yiyang Zhonghai Boats and Ships Limited Liability Company and Fujian Xing Gang Shipping Service Co., Ltd., January 13, 2008

4.14
"Hongtaihai" Engineering Boat Purchase and Sale Contract for Xinggangjun #66 by and between Taizhou Hongtaihai Port Engineering Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., March 23, 2008.

4.15
Engineering Boat Purchase and Sale Contract for Xinggangjun #6 by and between Yiyang Zhonghai Boats and Ships Limited Liability Company and Fujian Xing Gang Shipping Service Co., Ltd., dated January 18, 2008.

4.16	Engineering Boat Purchase and Sale Contract by and between Yiyang Zhonghai Boats and Ships Limited Liability Company and Fujian Xing Gang Shipping Service Co., Ltd., dated May 20, 2009.
4.17	Crewmen Dispatch Contract for Xinggangjun #3 by and between Fujian Haiyi International Shipping Service Agency Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., April 21, 2008.
4.18	Crewmen Dispatch Contract for Xinggangjun #66 by and between Fujian Haiyi International Shipping Service Agency Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., February 21, 2008.
4.19	Crewmen Dispatch Contract for Xinggangjun #6 by and between Fujian Haiyi International Shipping Service Agency Co., Ltd. and Fujian Xinggang Shipping Service Co., Ltd., dated April 21, 2008.
4.20	Ship Lease Contract for Hengshengjun #88 by and between Lianyungang Hengrong Shipping Service Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., dated January 8, 2008.
4.21	Crewmen Assignment Agreement for for Hengshengjun #88 by and between Lianyungang Hengrong Shipping Service Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., dated January 8, 2008.
4.22	Ship Lease Supplemental Agreement for Hengshengjun #88 by and between Lianyungang Hengrong Shipping Service Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., dated April 13, 2010.
4.23	Crewmen Assignment Supplemental Agreement for Hengshengjun #88 by and between Lianyungang Hengrong Shipping Service Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., dated May 21, 2010.
4.24	Ship Lease Contract for Xinggangjun #9 by and between Fujian Lutong Highway Engineering Construction Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., dated May 20, 2008.
4.25	Crewmen Assignment Agreement for Xinggangjun #9 by and between between Fujian Lutong Highway Engineering Construction Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., dated May 20, 2008.
4.26
Ship Lease Supplemental Agreement Contract for Xinggangjun #9 by and between Fujian Lutong Highway Engineering Construction Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., dated April 11, 2010.

4.27
Crewmen Assignment Supplemental Agreement for Xinggangjun #9 by and between Fujian Lutong Highway Engineering Construction Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., dated May 21, 2010.

4.28	Ship Lease Contract for Liya #10 by and between Beihai Shunda Liya Shipping Service Co., Ltd. and Fujian Xing Gang Port Service Co., Ltd., dated June 14, 2010.
4.29	Crewmen Assignment Agreement for Liya #10 by and between Beihai Shunda Liya Shipping Service Co., Ltd. and Fujian Xing Gang Port Service Co., Ltd., dated June 14, 2010.
4.30	Ship Leasing Contract for Honglinjun #9 by and between Zhejiang Honglin Ship Engineering Co., Ltd. and Fujian Xing Gang Port Service Co., Ltd., dated June 19, 2010.
4.31	Crewmen Assignment Agreement for Honglinjun #9 by and between Zhejiang Honglin Ship Engineering Co., Ltd. and Fujian Xing Gang Port Service Co., Ltd., dated June 19, 2010.
4.32	Ship Lease Contract for Honglinjun #18 by and between Zhejiang Honglin Ship Engineering Co., Ltd. and Fujian Xing Gang Port Service Co., Ltd., dated June 18, 2010.
4.33	Crewmen Assignment Agreement for Honglinjun #18 by and between Zhejiang Honglin Ship Engineering Co., Ltd. and Fujian Xing Gang Port Service Co., Ltd., dated June 18, 2010.
4.34
Ship Lease Contract for Xiechang #18 by and between Zhonghai Engineering Construction General Bureau Dalian Engineering Construction Bureau and Fujian Xing Gang Port Service Co., Ltd., dated June 24, 2010.

4.35
Crewmen Assignment Agreement for Xiechang #18 by and between Zhonghai Engineering Construction General Bureau Dalian Engineering Construction Bureau and Fujian Xing Gang Port Service Co., Ltd., dated June 24, 2010.

4.36	Office Lease Agreement by and between LIN Ping and Fujian Xing Gang Shipping Service Co., Ltd., dated January 1, 2008.
4.37	Office Lease Agreement by and between LIN Ping and Fujian Xing Gang Port Service Co., Ltd., dated January 1, 2010.
4.38	Office Lease Supplemental Agreement by and between LIN Ping and Fujian Xing Gang Port Service Co., Ltd., dated March 30, 2010.
8.1	List of Subsidiaries

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

CHINA DREDGING GROUP CO., LTD.

By:	/s/ Xinrong Zhuo

Name: Xinrong Zhuo
Title: Chief Executive Officer
Date: November 2, 2010

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum of Association of China Dredging Group Co., Ltd.
1.2	Articles of Association of China Dredging Group Co., Ltd.
4.1	Employment Agreement of Xinrong Zhuo
4.2	Employment Agreement of Bin Lin
4.3	Employment Agreement of Fangjie Gu
4.4
Agreement and Plan of Merger by and among Chardan Acquisition Corp., Shareholders of Chardan Acquisition Corp., China Dredging Group Co., Ltd. and Shareholders Of China Dredging Group Co., Ltd. dated October 27, 2010

4.5	Securities Purchase Agreement by and among China Dredging Group Co., Ltd. and the Purchasers Listed on Exhibit A thereto, dated October 29, 2010
4.6	Registration Rights Agreement dated October 29, 2010
4.7	Securities Escrow Agreement dated October 29, 2010
4.8	Contracted Management Agreement by and among Fujian WangGang Dredging Construction Co., Ltd., Wonder Dredging LLC and Fujian Xing Gang Port Service Ltd., dated June 30, 2010.
4.9	Equity Interest Pledge Agreement by and among Qing Lin, Panxing Zhuo, Fujian WangGang Dredging Construction Co., Ltd. and Wonder Dredging LLC, dated June 30, 2010.
4.10
Contract Relating to the Exclusive Purchase Right of Equity Interest by and among Fujian WangGang Dredging Construction Co., Ltd., Wonder Dredging LLC and  Fujian Xing Gang Port Service Ltd., dated June 30, 2010.

4.11	Power of Attorney by and among Qing Lin, Panxing Zhuo and Fujian WangGang Dredging Construction Co., Ltd., dated June 30, 2010.
4.12	Power of Attorney by and between Wonder Dredging LLC and Fujian WangGang Dredging Construction Co., Ltd., dated June 30, 2010.
4.13
Engineering Boat Purchase and Sale Contract for Xinggangjun #3 by and between Yiyang Zhonghai Boats and Ships Limited Liability Company and Fujian Xing Gang Shipping Service Co., Ltd., January 13, 2008

4.14
"Hongtaihai" Engineering Boat Purchase and Sale Contract for Xinggangjun #66 by and between Taizhou Hongtaihai Port Engineering Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., March 23, 2008.

4.15
Engineering Boat Purchase and Sale Contract for Xinggangjun #6 by and between Yiyang Zhonghai Boats and Ships Limited Liability Company and Fujian Xing Gang Shipping Service Co., Ltd., dated January 18, 2008.

4.16	Engineering Boat Purchase and Sale Contract by and between Yiyang Zhonghai Boats and Ships Limited Liability Company and Fujian Xing Gang Shipping Service Co., Ltd., dated May 20, 2009.
4.17	Crewmen Dispatch Contract for Xinggangjun #3 by and between Fujian Haiyi International Shipping Service Agency Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., April 21, 2008.
4.18	Crewmen Dispatch Contract for Xinggangjun #66 by and between Fujian Haiyi International Shipping Service Agency Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., February 21, 2008.
4.19	Crewmen Dispatch Contract for Xinggangjun #6 by and between Fujian Haiyi International Shipping Service Agency Co., Ltd. and Fujian Xinggang Shipping Service Co., Ltd., dated April 21, 2008.
4.20	Ship Lease Contract for Hengshengjun #88 by and between Lianyungang Hengrong Shipping Service Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., dated January 8, 2008.
4.21	Crewmen Assignment Agreement for for Hengshengjun #88 by and between Lianyungang Hengrong Shipping Service Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., dated January 8, 2008.
4.22	Ship Lease Supplemental Agreement for Hengshengjun #88 by and between Lianyungang Hengrong Shipping Service Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., dated April 13, 2010.
4.23	Crewmen Assignment Supplemental Agreement for Hengshengjun #88 by and between Lianyungang Hengrong Shipping Service Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., dated May 21, 2010.
4.24	Ship Lease Contract for Xinggangjun #9 by and between Fujian Lutong Highway Engineering Construction Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., dated May 20, 2008.
4.25	Crewmen Assignment Agreement for Xinggangjun #9 by and between between Fujian Lutong Highway Engineering Construction Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., dated May 20, 2008.
4.26
Ship Lease Supplemental Agreement Contract for Xinggangjun #9 by and between Fujian Lutong Highway Engineering Construction Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., dated April 11, 2010.

4.27
Crewmen Assignment Supplemental Agreement for Xinggangjun #9 by and between Fujian Lutong Highway Engineering Construction Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., dated May 21, 2010.

4.28	Ship Lease Contract for Liya #10 by and between Beihai Shunda Liya Shipping Service Co., Ltd. and Fujian Xing Gang Port Service Co., Ltd., dated June 14, 2010.
4.29	Crewmen Assignment Agreement for Liya #10 by and between Beihai Shunda Liya Shipping Service Co., Ltd. and Fujian Xing Gang Port Service Co., Ltd., dated June 14, 2010.
4.30	Ship Leasing Contract for Honglinjun #9 by and between Zhejiang Honglin Ship Engineering Co., Ltd. and Fujian Xing Gang Port Service Co., Ltd., dated June 19, 2010.
4.31	Crewmen Assignment Agreement for Honglinjun #9 by and between Zhejiang Honglin Ship Engineering Co., Ltd. and Fujian Xing Gang Port Service Co., Ltd., dated June 19, 2010.
4.32	Ship Lease Contract for Honglinjun #18 by and between Zhejiang Honglin Ship Engineering Co., Ltd. and Fujian Xing Gang Port Service Co., Ltd., dated June 18, 2010.
4.33	Crewmen Assignment Agreement for Honglinjun #18 by and between Zhejiang Honglin Ship Engineering Co., Ltd. and Fujian Xing Gang Port Service Co., Ltd., dated June 18, 2010.
4.34
Ship Lease Contract for Xiechang #18 by and between Zhonghai Engineering Construction General Bureau Dalian Engineering Construction Bureau and Fujian Xing Gang Port Service Co., Ltd., dated June 24, 2010.

4.35
Crewmen Assignment Agreement for Xiechang #18 by and between Zhonghai Engineering Construction General Bureau Dalian Engineering Construction Bureau and Fujian Xing Gang Port Service Co., Ltd., dated June 24, 2010.

4.36	Office Lease Agreement by and between LIN Ping and Fujian Xing Gang Shipping Service Co., Ltd., dated January 1, 2008.
4.37	Office Lease Agreement by and between LIN Ping and Fujian Xing Gang Port Service Co., Ltd., dated January 1, 2010.
4.38	Office Lease Supplemental Agreement by and between LIN Ping and Fujian Xing Gang Port Service Co., Ltd., dated March 30, 2010.
8.1	List of Subsidiaries

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES

Index to Financial Statements

Page
Pro Forma Consolidated Financial Statements of China Dredging Group Co., Ltd.	F-1
Introduction to Unaudited Pro Forma Financial Statements	F-1
Unaudited Pro Forma Consolidated Balance Sheet, June 30, 2010	F-4
Unaudited Pro Forma Consolidated Statement of Income, for the Six Months Ended June 30. 2010	F-6
Unaudited Pro Forma Consolidated Statement of Income, for the Year Ended December 31, 2009	F-8

Consolidated Financial Statements of China Dredging Group Co., Ltd and Subsidiaries (Unaudited)	F-10
Consolidated Balance Sheet at June 30, 2010 (Unaudited)	F-10
Consolidated Statement of Operations for the Period from April 14, 2010 (Date of Inception) to June 30, 2010 (Unaudited)	F-11
Consolidated Statement of Changes in Stockholders’ Equity for the Period from April 14, 2010 (Date of Inception) to June 30, 2010 (Unaudited)	F-12
Consolidated Statement of Cash Flows for the Period from April 14, 2010 (Date of Inception) to June 30, 2010 (Unaudited)	F-13
Notes to the Consolidated Financial Statements (Unaudited)	F-14

Consolidated Financial Statements of FuJian Xing Gang Port Service Co., Ltd. (Unaudited)	F-38
Balance Sheets at June 30, 2010 (Unaudited) and December 31, 2009	F-38
Statements of Income for the Three and Six Months Ended June 30, 2010 and 2009 (Unaudited)	F-39
Statement of Changes in Owners’ Equity for the Six Months Ended June 30, 2010 (Unaudited)	F-40
Statements of Cash Flows for the Six Months Ended June 30, 2010 and 2009 (Unaudited)	F-41
Notes to the Financial Statements (Unaudited)	F-42

Consolidated Financial Statements of FuJian Xing Gang Port Service Co., Ltd.	F-63
Report of Independent Registered Public Accounting Firm	F-63
Balance Sheets at December 31, 2009 and 2008	F-64
Statements of Income for the Years Ended December 31, 2009 and 2008	F-65
Statement of Changes in Owners’ Equity for the Years Ended December 31, 2009 and 2008	F-66
Statements of Cash Flows for the Years Ended December 31, 2009 and 2008	F-67
Notes to the Financial Statements	F-68

Condensed Financial Statements of Chardan Acquisition Corp. (A Development Stage Company) for the Nine Months Ended June 30, 2010 and for the Period from September 26, 2008 (Inception) to June 30, 2010 (Unaudited)
F-84
Condensed Balance Sheets as of June 30, 2010 (Unaudited) and as of September 30, 2009	F-84
Condensed Statements of Operations for the Nine Months Ended June 30, 2010 and June 30, 2009 and for the Period from September 26, 2008 (Inception) to June 30, 2010 (Unaudited)	F-85
Condensed Statements of Changes in Stockholders’ Deficiency for the Period from September 26, 2008 (Inception) to June 30, 2010 (Unaudited)	F-86
Condensed Statements of Cash Flows for the Nine Months Ended June 30, 2010 and for the Period from September 26, 2008 (Inception) to June 30, 2010 (Unaudited)	F-87
Notes to Condensed Financial Statements (Unaudited)	F-88

Consolidated Financial Statements of Chardan Acquisition Corp. (A Development Stage Company) for the Years Ended September 30, 2009 and 2008	F-93
Report of Independent Registered Public Accounting Firm	F-93
Balance Sheets as of September 30, 2009 and as of September 30, 2008	F-94
Statements of Operations for the Year Ended September 30, 2009, for the Period from September 26, 2008 (Inception) to September 30, 2008 and for the Period from September 26, 2008 (Inception) to September 30, 2009
F-95
Statements of Changes in Stockholders’ Deficiency for the Period from September 26, 2008 (Inception) to September 30, 2009	F-96
Statements of Cash Flows for the Year Ended September 30, 2009, for the Period from September 26, 2008 (Inception) to September 30, 2008 and for the Period from September 26, 2008 (Inception) to September 30, 2009
F-97
Notes to the Financial statements	F-98

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma consolidated financial statements give effect to (i) the October 27, 2010 merger between Chardan Acquisition Corp. (“CAC”) and China Dredging Group Co. Ltd. and or (the “Company”) (the “Merger”), (ii) the completion of the initial closing and the maximum offering of a private placement of the Class A Preferred shares of China Dredging Group Co. Ltd. consummated on October 29, 2010 (the “Offering”), and (iii) assumptions and adjustments set forth in the accompanying notes.

The following unaudited pro forma consolidated financial statements and accompanying notes should be read in conjunction with:

-	the unaudited consolidated historical financial statements and related notes of the Company at June 30, 2010 and for the period from April 14, 2010 (inception) through June 30, 2010

-
the audited financial statements of CAC at and for the year ended September 30, 2009, and at September 30, 2008 and for the period from September 26, 2008 (inception), together with the  unaudited financial statements of CAC at and for the nine months ended June 30, 2010;

-
the audited financial statements of Fujian Xing Gang Port Service Co. Ltd. (“Fujian Service”) at and for the year ended December 31, 2009 and at December 31, 2008 and for the period from January 8, 2008 (date of inception) through December 31, 2008 and the unaudited audited financial statements of Fujian Service at June 30, 2010 and for the six months then ended.

All of the above financial statements are included in this filing on form 20-F on pages F-10 through F-37 (for the Company), F-38 through F-83 for Fujian Service and F-84 through F-102 for CAC.

The Company acquired a 50% interest in Fujian Service on June 29, 2010 and acquired control of and consolidates Fujian Service as of June 30, 2010 in accordance with ASC 810.  The pro forma statements of operations set forth below for the six months ended June 30, 2010 and for year-ended December 31, 2009 incorporate information from the unaudited financial statements of Fujian Service for the six months ended June 30, 2010 and from its audited financial statements for the year ended December 31, 2009, as well as from the unaudited financial statements of the Company.  When we include financial statement results of Fujian Service in the unaudited pro forma combined financial statements below we refer to the “Group”.

The Company has adopted ASC 805 “Business Combinations”, and under ASC 805, a company consummating a merger needs to consider a number of factors to determine the acquirer for accounting purposes including which company’s stockholders retain the majority voting interest in a consolidated business, control the Board of Directors of consolidated business and whose senior management dominates the management of the consolidated business.   The Merger resulted in our shareholders of the retaining a majority voting interest in the consolidated business and Company management and its board of directors continuing in the same roles in the consolidated company.  Therefore, we have determined that the Company is the accounting acquirer.  Because CAC did not have any assets with operating substance, the Merger has been accounted for as a reorganization and recapitalization (reverse merger), rather than as a business combination under the purchase method of accounting.

In conjunction with the Merger, the Company conducted the Offering of Convertible Preferred Shares with an initial subscription amount of $21,855,000 million and a maximum subscription amount of $75.0 million.  The following unaudited pro forma combined financial statements have been prepared using two different levels for Offering proceeds received:

 Maximum Offering Assumption:

This presentation assumes that the maximum of $75 million of gross proceeds are received in the Offering; and

Initial Offering Assumption:

This presentation assumes that the gross proceeds actually received in the initial closing, amounting to $21,855,000 million, represents the total gross proceeds received in the Offering and that no further closings will occur.

The pro forma balance sheet assumes the Merger and Offering (together the “Transactions”) took place on June 30, 2010.  The pro forma statements of operations assume the Transactions took place on the first day of each of the periods presented.

We are providing this information to aid you in your analysis of the financial aspects of the Transactions. The unaudited pro forma information is not necessarily indicative of the financial position or results of operations that may have actually occurred had the Transactions taken place on the dates noted, or the future financial position or operating results of the combined company.

The unaudited pro forma combined financial information is not necessarily indicative of the operation results that would have actually been achieved if the Transactions had been consummated as of the beginning of the period indicated, nor is it necessarily indicative of the future operating results of the combined business.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS PRO FORMA ADJUSTMENTS

The following adjustments are used to derive the pro forma weighted average number of shares and pro forma financial statements presented below:

(a)	to contribute shareholders loans and advances into equity in connection with reverse merger.

(b)
to record the issuance of 500,000 shares of the Company common stock (no par value) to CAC shareholders upon consummation of the Merger, and to eliminate CAC’s equity in connection with the reverse merger;

(c)
to record the issuance of 15,000,000 (maximum offering) Class A Preferred shares and the receipt of gross proceeds and to record payment of contingent fees to the placement agent equal to 7% of the Offering amount;

(d)
to record the issuance of 4,371,000 (minimum offering) Class A Preferred shares and the receipt of gross proceeds and to record payment of contingent fees to the placement agent equal to 7% of the Offering amount;

(e)	to reclassify the retained earnings of CAC in connection with reverse acquisition as the Company will be the continuing entity for accounting purposes;

(f)	to record estimated expenses related in connection with transactions;

(g)	the pro forma consolidated net income per share was calculated by dividing pro forma combined net income by the pro forma weighted average number of shares outstanding as follows:

	Six months ended		Year ended
	June 30, 2010		December 31, 2009
	Assuming Maximum Proceeds from Offering	Assuming Initial Proceeds frm Offering	Assuming Maximum Proceeds from Offering	Assuming Initial Proceeds from Offering
	($75.0 million)	($21.9 million)	($75.0 million)	($21.9 million)
Company shares	43,829,748	43,829,748	43,829,748	43,829,748
Shares issued in the Merger to CAC shareholders	500,000	500,000	500,000	500,000
Weighted average shares outstanding - Basic: (+)	44,329,748	44,329,748	44,329,748	44,329,748
Incremental Company shares issuable upon conversion of Class A Preferred Shares issued in the Offering:	15,000,000	4,371,000	15,000,000	4,371,000
Weighted average shares - Fully Diluted	59,329,748	48,700,748	59,329,748	48,700,748

(+)  Company weighted average shares outstanding are calculated giving effect from the date shown of  the Company share redesignation (to 52,177,323 ordinary shares having no par value) and the  issuance to the CAC shareholders upon closing in exchange for their CAC common shares  (500,000 ordinary  shares).

The pro forma financial statements should be read giving consideration to the following facts and assumptions:

•
The pro forma statements of income from operations for the six months ending June 30, 2010 and for the year ending December 31, 2009 is for the Group (as defined above in the introduction to this section under the heading “Unaudited Pro Forma Combined Financial Statements”)), and thus they include the results of the statements of operations of Fujian Service for the six months ending June 30, 2010 and for the year ending December 31, 2009, respectively.  Refer to the unaudited financial statements of Fujian Service as of and for the six months ending June 30, 2010 and to the audited financial statements of Fujian Service for the year ending December 31, 2009 as well as to Note 2 of the unaudited financial statements of the Company for the source of the figures contained in the pro forma statements of income from operations for the Company.

•
The “income per share amounts – basic” in the pro forma statements of income from operations for the year ending December 31, 2009 and for the six months ending June30, 2010 assume that none of the Class A Preferred shares issued or issuable by the Company in the Offering are converted to ordinary shares.

•
The “income per share amounts – diluted” in the pro forma statements of income from operations for the year ending December 31, 2009 and for the six months ending June30, 2010 assume that all of the Class A Preferred shares issued or issuable by the Company in the Offering are converted to ordinary shares.

China Dredging Group Co. Ltd. and Subsidiaries
Pro Forma Consolidated Balance Sheet   (Maximum Offering Assumption)
June 30, 2010
Unaudited

	China Dredging Group Co., Ltd. and Subsidiaries (BVI)	Chardan Acquisition Corp. (BVI)	Pro Forma Adjustments		Pro Forma Consolidated

ASSETS
Current Assets:
Cash and cash equivalents	$25,388,638	$-	$75,000,000	(c)	$94,538,638
	-	-	(5,250,000)	(c)	-
	-	-	(600,000)	(f)	-
Restricted cash	25,968,089	-	-		25,968,089
Cost and estimated earnings in excess of billings on uncompleted projects	8,845,328	-	-		8,845,328
Acrrued Transaction Expenses	-	-	-		-
Prepaid Expense	-	1,515	-		1,515
Other receivables	1,201	-	-		1,201
Inventories	1,193,210	-	-		1,193,210
Total current assets	61,396,466	1,515	69,150,000		130,547,981
Non-current Assets:
Prepaid dredger deposit	2,211,932	-	-		2,211,932
Property and equipment, net	41,689,943	-	-		41,689,943
Total non-current assets	43,901,875	-	-		43,901,875
Total assets	$105,298,341	$1,515	$69,150,000		$174,449,856

LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIENCY)
Current Liabilities:
Accounts payable	$789,086	$750	$(750)	(a)	$789,086
Term loan	4,423,865	33,688	(33,688)	(a)	4,423,865
Income tax payable	3,418,577	-	-		3,418,577
Accrued liabilities and other payables	928,484	-	-		928,484
Due to a stockholder	1,691,221	-	-		1,691,221
Total current liabilities	11,251,233	34,438	(34,438)		11,251,233
Non-current Liabilities
Term loan, net of current portion	7,962,957	-	-		7,962,957
Convertible preferred stock subject to redemption	-	-	75,000,000		75,000,000
Total non-current liabilities	7,962,957	-	75,000,000		82,962,957
Total liabilities	19,214,190	34,438	74,965,562		94,214,190
Stockholders' equity/(deficiency):
Common stock, no par value	-	31,499	(31,499)	(b)	-

Additional paid-in capital	80,205,592	-	-		74,357,107
	-	-	31,499	(b)	-
	-	-	(64,422)	(e)	-
			34,438	(a)
	-	-	(5,250,000)	(c)	-
	-	-	(600,000)	(f)	-
Statutory reserves	4,888,018	-	-		4,888,018
Accumulated deficit	(318,442)	(64,422)	64,422	(e)	(318,442)
Accumulated and other comprehensive income	1,308,983	-	-		1,308,983
Total stockholders' equity/(deficiency)	86,084,151	(32,923)	(5,815,562)		80,235,666
Total liabilities and stockholders' equity/(deficiency)	$105,298,341	$1,515	$69,150,000		$174,449,856

China Dredging Group Co. Ltd. and Subsidiaries
Pro Forma Consolidated Balance Sheet  (Initial Offering Assumption)
June 30, 2010
Unaudited

	China Dredging Group Co., Ltd. and Subsidiaries (BVI)	Chardan Acquisition Corp. (BVI)	Pro Forma Adjustments		Pro Forma Consolidated

ASSETS
Current Assets:
Cash and cash equivalents	$25,388,638	$-	$21,855,000	(d)	$45,209,713
	-	-	(1,479,850)	(d)	-
	-	-	(554,075)	(f)	-
Restricted cash	25,968,089	-	-		25,968,089
Cost and estimated earnings in excess of billings on uncompleted projects	8,845,328	-	-		8,845,328
Acrrued Transaction Expenses	-	-	-		-
Prepaid Expense	-	1,515	-		1,515
Other receivables	1,201	-	-		1,201
Inventories	1,193,210	-	-		1,193,210
Total current assets	61,396,466	1,515	19,821,075		81,219,056
Non-current Assets:
Prepaid dredger deposit	2,211,932	-	-		2,211,932
Property and equipment, net	41,689,943	-	-		41,689,943
Total non-current assets	43,901,875	-	-		43,901,875
Total assets	$105,298,341	$1,515	$19,821,075		$125,120,931

LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIENCY)
Current Liabilities:
Accounts payable	$789,086	$750	$(750)	(a)	$789,086
Term loan	4,423,865	33,688	(33,688)	(a)	4,423,865
Income tax payable	3,418,577	-	-		3,418,577
Accrued liabilities and other payables	928,484	-	-		928,484
Due to a stockholder	1,691,221	-	-		1,691,221
Total current liabilities	11,251,233	34,438	(34,438)		11,251,233
Non-current Liabilities
Term loan, net of current portion	7,962,957	-	-		7,962,957
Convertible preferred stock subject to redemption	-	-	21,855,000		21,855,000
Total non-current liabilities	7,962,957	-	21,855,000		29,817,957
Total liabilities	19,214,190	34,438	21,820,562		41,069,190
Stockholders' equity/(deficiency):
Common stock, no par value	-	31,499	(31,499)	(b)	-
	-	-			-
Additional paid-in capital	80,205,592	-	31,499	(b)	78,173,182
	-	-	34,438	(a)	-
	-	-	(64,422)	(e)	-
	-	-	(1,479,850)	(d)	-
	-	-	(554,075)	(f)	-
Statutory reserves	4,888,018	-	-		4,888,018
Accumulated deficit	(318,442)	(64,422)	64,422	(e)	(318,442)
Accumulated and other comprehensive income	1,308,983	-	-		1,308,983
Total stockholders' equity/(deficiency)	86,084,151	(32,923)	(1,999,487)		84,051,741
Total liabilities and stockholders' equity/(deficiency)	$105,298,341	$1,515	$19,821,075		$125,120,931

 China Dredging Group Co. Ltd. and Subsidiaries
Pro Forma Consolidated Statement of Income (Maximum Offering Assumption)
Six Months Ended June 30, 2010
Unaudited

	Group	Chardan Acquisition Corp. (BVI)	Pro Forma Adjustment	Pro Forma Combined

Contract revenue	$45,981,433	$-	$-	$45,981,433
Cost of revenue	20,389,446	17,219	-	20,406,665
Gross Profit	25,591,987	(17,219)	-	25,574,768
Operating expenses
General and administrative	2,367,968	7,903	-	2,375,871
Total operating expenses	2,367,968	7,903	-	2,375,871

Income (loss) from operations	23,224,019	(25,122)	-	23,198,897

Other income (expense):

Other income
Interest income	44,727	-	-	44,727
Interest expense	(442,827)	(689)	-	(442,827)
Sundry income	88	-	-	88

Income (loss) before income taxes	22,826,007	(25,811)	-	22,800,196

Income taxes	5,784,341	-	-	5,784,341

Net income/(loss)	$17,041,666	$(25,811)	$-	$17,015,855

Net income (loss) per share - basic	$0.39	$(0.05)		$0.38
Net income (loss) per share - diluted	$0.39	$(0.05)		$0.28

Weighted average number of shares outstanding during the period - basic	43,829,748	500,000		44,329,748

Weighted average number of shares outstanding during the period - basic	59,329,748	500,000		59,829,748

 China Dredging Group Co. Ltd. (Group)
Pro Forma Combined Statement of Income (Initial Offering Assumption)
Six Months Ended June 30, 2010
Unaudited

	Group	Chardan Acquisition Corp. (BVI)	Pro Forma Adjustment	Pro Forma Combined

Contract revenue	$45,981,433	$-	$-	$45,981,433
Cost of revenue	20,389,446	17,219	-	20,406,665
Gross Profit	25,591,987	(17,219)	-	25,574,768
Operating expenses
General and administrative	2,367,968	7,903	-	2,375,871
Total operating expenses	2,367,968	7,903	-	2,375,871

Income (loss) from operations	23,224,019	(25,122)	-	23,198,897

Other income (expense):

Other income
Interest income	44,727	-	-	44,727
Interest expense	(442,827)	(689)	-	(442,827)
Sundry income	88	-	-	88

Income (loss) before income taxes	22,826,007	(25,811)	-	22,800,196

Income taxes	5,784,341	-	-	5,784,341

Net income/(loss)	$17,041,666	$(25,811)	$-	$17,015,855

Net income (loss) per share - basic	$0.39	$(0.05)		$0.38
Net income (loss) per share - diluted	$0.39	$(0.05)		$0.35

Weighted average number of shares outstanding during the period - basic	43,829,748	500,000		44,329,748

Weighted average number of shares outstanding during the period - basic	48,700,748	500,000		49,200,748

  China Dredging Group Co. Ltd. (Group)
Pro Forma Combined Statement of Income (Maximum Offering Assumption)
Year Ended December 31, 2009
Unaudited

	Group	Chardan Acquisition Corp. (BVI)	Pro Forma Adjustment	Pro Forma Combined

Contract revenue	$80,333,891	$-	$-	$80,333,891
Cost of revenue	38,715,490	9,335	-	38,724,825
Gross Profit	41,618,401	(9,335)	-	41,609,066
Operating expenses
General and administrative	2,531,132	11,579	-	2,542,711
Total operating expenses	2,531,132	11,579	-	2,542,711

Income (loss) from operations	39,087,269	(20,914)	-	39,066,355

Other income (expense):

Other income
Interest income	29,833	-	-	29,833
Interest expense	(755,853)	-	-	(755,853)
Sundry income	-	-	-	-

Income (loss) before income taxes	38,361,249	(20,914)	-	38,340,335

Income taxes	9,596,651	-	-	9,596,651

Net income/(loss)	$28,764,598	$(20,914)	$-	$28,743,684

Net income (loss) per share - basic	$0.66	$(0.04)		$0.65
Net income (loss) per share - diluted	$0.66	$(0.04)		$0.48

Weighted average number of shares outstanding during the period - basic	43,829,748	500,000		44,329,748

Weighted average number of shares outstanding during the period - basic	59,329,748	500,000		59,829,748

 China Dredging Group Co. Ltd. (Group)
Pro Forma Combined Statement of Income (Initial Offering Assumption)
Year Ended December 31, 2009
Unaudited

	Group	Chardan Acquisition Corp. (BVI)	Pro Forma Adjustment	Pro Forma Combined

Contract revenue	$80,333,891	$-	$-	$80,333,891
Cost of revenue	38,715,490	9,335	-	38,724,825
Gross Profit	41,618,401	(9,335)	-	41,609,066
Operating expenses
General and administrative	2,531,132	11,579	-	2,542,711
Total operating expenses	2,531,132	11,579	-	2,542,711

Income (loss) from operations	39,087,269	(20,914)	-	39,066,355

Other income (expense):

Other income
Interest income	29,833	-	-	29,833
Interest expense	(755,853)	-	-	(755,853)
Sundry income	-	-	-	-

Income (loss) before income taxes	38,361,249	(20,914)	-	38,340,335

Income taxes	9,596,651	-	-	9,596,651

Net income/(loss)	$28,764,598	$(20,914)	$-	$28,743,684

Net income (loss) per share - basic	$0.66	$(0.04)		$0.65
Net income (loss) per share - diluted	$0.66	$(0.04)		$0.58

Weighted average number of shares outstanding during the period - basic	43,829,748	500,000		44,329,748

Weighted average number of shares outstanding during the period - basic	48,700,748	500,000		49,200,748

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(IN US DOLLARS)
(Unaudited)
June 30,
2010
Assets
Current assets
Cash	$25,388,638
Restricted cash	25,968,089
Cost and estimated earnings in excess of billings on contracts in progress	8,845,328
Other receivables	1,201
Inventories	1,193,210
Total current assets	61,396,466

Other assets
Prepaid dredger deposit	2,211,932
Property, plant and equipment, net	41,689,943
Total other assets	43,901,875
Total assets	$105,298,341

Liabilities and stockholders' equity
Current liabilities
Term loan	$4,423,865
Accounts payable	789,086
Income tax payable	3,418,577
Accrued liabilities and other payables	928,484
Due to a shareholder	1,691,221
Total current liabilities	11,251,233
Non-current liabilities
Term loan, net of current portion	7,962,957
Total non-current liabilities	7,962,957
Total liabilities	19,214,190
Stockholders' equity
Common stock, 225,000,000 shares authorized with no par value;
52,177,323 shares issued and outstanding	-
Preferred stock, no par value: 25,000,000 shares authorized with no outstanding	-
Statutory reserves	4,888,018
Additional paid-in capital	80,205,592
Accumulated deficit	(318,442)
Accumulated other comprehensive income	1,308,983
Total stockholders' equity	86,084,151
Total liabilities and stockholders' equity	$105,298,341
See notes to the consolidated financial statements.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)
(IN US DOLLARS)

For the period from
April 14, 2010
(Date of Inception) to
June 30, 2010

Contract revenue	$-

Cost of contract revenue	-

Gross profit	-

General and administrative expenses	(318,584)

Loss from operations	(318,584)

Interest income	142

Loss before income taxes	(318,442)

Income tax expense	-

Net loss	$(318,442)

See notes to the consolidated financial statements.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (UNAUDITED)
(IN US DOLLARS)

	Common Stock, with no Par Value			Additional		Accumulated other
	Number of Shares	Amount	Statutory reserves	paid-in capital	Accumulated deficit	Comprehensive income	Total

Shares issued:
April 14, 2010 (inception)	104,355	-	$-	$-	$-	$-	$-

May 26, 2010 (recapitalization)	52,072,968	-	-	-	-	-	-

Contribution of dividends from Wonder Dredging's shareholders generated by Fujian Service through June 30, 2010	-	-	-	61,307,080	-	-	61,307,080

Contribution of shareholders' loans and net assets into statutory reserves and equity upon acquisition of interest in Wonder Dredging	-	-	4,888,018	18,898,512	-	-	23,786,530

Net loss	-	-	-	-	(318,442)	-	(318,442)

Foreign currency translation gain	-	-	-	-	-	1,308,983	1,308,983

Balances as of June 30, 2010	52,177,323	$-	$4,888,018	$80,205,592	$(318,442)	$1,308,983	$86,084,151

See notes to the consolidated financial statements

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

For the period from
April 14, 2010
(Date of Inception) to
June 30, 2010

Cash flows from operating activities:
Net loss	$(318,442)
Adjustments to reconcile net loss to net cash used for operating activities:

Changes in operating assets and liabilities:
Other receivables	(122)
Accrued liabilities and other payables	156,998
Net cash used for operating activities	(161,566)

Cash flows from investing activities:
Net assets acquired in Wonder Dredging	23,602,460
Net cash provided by investing activities	23,602,460

Cash flows from financing activities:
Amount due to a shareholder	1,691,221
Net cash provided by financing activities	1,691,221

Net increase in cash	25,132,115

Effect of exchange rate changes on cash	256,523
Cash at end of period	$25,388,638

Supplemental disclosures of non-cash transactions:

Contribution of dividends into equity from Wonder Dredging's shareholders from inception of Fujian Service through June 30, 2010	$61,307,080

Contribution of shareholders' loans and net assets into statutory reserves and equity upon acquisition of a 50% interest in Wonder Dredging	$23,786,530

See notes to the consolidated financial statements.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

1.	DESCRIPTION OF BUSINESS AND ORGANIZATION

On April 14, 2010, China Dredging Group Co., Ltd ("the Company") was incorporated  in the British Virgin Islands ("BVI") as a limited liability company by the three shareholders, Mars Harvest Co., Ltd. ("Mars"), Venus Seed Co., Ltd. ("Venus") and Saturn Glory Co., Ltd. ("Saturn")(the "Shareholders"), by subscribing to 104,355 ordinary shares. The proportionate ownership percentage of the Company was 90%, 5% and 5% held by Mars, Venus and Saturn, respectively. The principal activity of the Company is to hold its interests in its subsidiaries. The Company, together with its wholly subsidiaries and variable interest entities ("VIEs"), of which one of the Company's subsidiaries is the primary beneficiary, (collectively referred as the "Group") is engaged in performing dredging services, specifically capital dredging, maintenance dredging and reclamation dredging throughout mainland China. The Group provides its services directly to its customers in the People's Republic of China ("PRC").

On May 26, 2010, the Company was recapitalized by increasing its number of authorized shares, changing its par value and by issuing 52,072,968 shares of common stock to the three founding shareholders, Mars, Venus and Saturn, and four new shareholders (collectively “New Shareholders”), Regent Fill Investment Group Limited ("Regent Fill"), Poying Holdings Limited ("Poying"), Jianliang Yu and Nan Ding. At the time of the recapitalization, the Company had not commenced operations and had no assets.

Pursuant to a unanimous resolution of the Company’s board of directors, the Company’s Memorandum and Articles of Association (“M&A”) was amended as of October 25, 2010 to increase the maximum number of authorized shares from 50,000 ordinary shares of one class with a par value of $1.00 each to a maximum 250,000,000 shares of no par value divided into two classes of shares: (i) 225,000,000 ordinary shares and 25,000,000 class A preferred shares. The Company's recapitalization was consummated on October 25, 2010, however, retroactively applied to reflect the recapitalized shares.  Following the recapitalization, the number and percentage of issued shares was distributed among shareholders as follows:

Name	No. of ordinary shares	%

Venus Seed Co., Ltd.	2,608,866	5.00%
Mars Harvest Co., Ltd.	46,055,880	88.27%
Saturn Glory Co., Ltd.	2,608,866	5.00%
Regent Fill Investment Group Limited	271,322	0.52%
Poying Holdings Limited	271,322	0.52%
Jianliang Yu	135,661	0.26%
Nan Ding	225,406	0.43%
	52,177,323	100%

All references in the accompanying financial statements to the number of ordinary shares issued and loss per share have been retroactively restated to reflect the recapitalization.

The Company's holdings are comprised of China Dredging (HK) Co., Ltd ("China Dredging HK"), a wholly owned subsidiary of the Company (formed on April 26, 2010), Fujian WangGang Dredging Construction Co., Ltd ("Fujian WangGang ") (formed on June 12, 2010), a wholly foreign-owned enterprise of China Dredging HK, and  a 50% controlling interest on Fujian Xing Gang Port Service Co., Ltd ("Fujian Service"), an operating company incorporated and operating in PRC. Fujian WangGang acquired a 50% direct ownership interest in Fujian Service on June 29, 2010 whereas the remaining 50% interest in Fujian Service is owned by Wonder Dredging Engineering Limited Liability Company ("Wonder Dredging"). Wonder Dredging was formed on May 10, 2010 by the same shareholders of Fujian Service. Through various agreements (collectively the “VIE Agreements”), Fujian WangGang has obtained irrevocable management control over both Wonder Dredging and Fujian Service. Through these agreements Fujian WangGang 1) receives substantially all of the economic benefits of Fujian Service's ongoing operations through management fees, 2) has the right to purchase the other 50% interest in Fujian Service from Wonder Dredging for no additional consideration and 3) has the right to receive all other assets of Wonder Dredging for no additional consideration.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

1.	DESCRIPTION OF BUSINESS AND ORGANIZATION (…/Cont’d)

Below is the organization chart in existence as of June 30, 2010:

Both Wonder Dredging and Fujian Service, based on the structure discussed above, are considered to be "variable interest entities" for purposes of consolidating under accounting principles generally accepted in the United States of America. In addition, Fujian WangGang has the option to acquire, for no additional consideration, the remaining 50% of the equity of Fujian Service and 100% of the assets of Wonder Dredging. Accordingly, Fujian WangGang is considered to be the primary beneficiary of both.  The balance sheet of Wonder Dredging and Fujian Service are included in the Group’s consolidated balance sheet as of June 30, 2010, (the date on which the agreements were effective under which Fujian WangGang acquired management control of the entities and the right to acquire Fujian Service and the assets of Wonder Dredging for no additional consideration.)

Fujian Service, which is the operating entity, was incorporated on January 8, 2008 with Renminbi 200,000,000 ($29,002,371 at June 30, 2010). Fujian Service was originally owned by two individuals, Qing Lin and Panxing Zhuo , each with holding of 91% and 9% of the total ownership, respectively. Qing Lin and Panxing Zhuo are brother in-law and father of the shareholder of Mars.

On May 20, 2010, Qing Lin and Panxing Zhuo sold all of their ownership interests in Fujian Service to Wonder Dredging, which they also owned fully and in the same percentages as their ownership interests in Fujian Service..  Subsequent to this transaction Wonder Dredging owned 100% of Fujian Service and owed a total of $18,019,636 to Mr. Lin and Mr. Zhuo.  These former shareholders of Fujian Service agreed to contribute the full purchase amount receivable to the capital of Wonder Dredging.

On June 29, 2010, Fujian WangGang acquired a 50% ownership interest in Fujian Service from Wonder Dredging by committing to invest, as a capital contribution, $23,602,460 into Fujian Service (Renminbi 158,597,183). This reduced Wonder Dredging's ownership interest in Fujian Service to 50%.

In conjunction with the effectiveness of the VIE Agreements, Wonder Dredging and its shareholders became obligated to contribute to the capital of Fujian WangGang a dividend receivable from Fujian Service together with all retained earnings of Fujian Service of which Wonder Dredging is the beneficiary under the purchase agreement with Mr. Lin and Mr. Zhuo.  Accordingly, as of June 30, 2010, an additional amount of $61,307,080, comprising the purchase price for the remaining economic interest in Fujian Service in excess of Fujian WangGang’s capital commitment (after giving effect to exchange rate changes) has been recorded as contributed capital of the Group.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

1.	DESCRIPTION OF BUSINESS AND ORGANIZATION (…/Cont’d)

At the close of business on June 30, 2010, various agreements became effective under which Fujian WangGang irrevocably obtained; 1) management control over all of the business and activities of Fujian Service and Wonder Dredging, 2) a direct right to receive substantially all of the economic benefits of Fujian Service through management fees, and 3) the right to acquire 100% of the assets of Wonder Dredging.

The acquisition of Fujian Service on June 29, 2010, has been accounted for as a business combination under the purchase method of accounting in accordance with FASB Accounting Standards Codification Topic ("ASC") 805 since Fujian Service, although it can be deemed as a related party, was not under common control. Accordingly, the assets and liabilities of Fujian Service have been recorded at their estimated fair values on the acquisition date, June 29, 2010.  The Company has not recorded any income or expenses from June 29 to June 30, 2010 since it has been determined to be immaterial. Wonder Dredging’s balance sheet has been consolidated since it is deemed to be a VIE under the current standard and pursuant to the agreements which became effective on June 30, 2010.

The above structure is necessary in order to comply with the PRC law and regulations.  According to the "Ordinance of Ship Registration of People's Republic of China" and other relevant regulations, the maximum shareholding by foreign capital in an entity operating in the PRC cannot exceed 50%. Also the operating entity's vessels are not entitled to be registered as Chinese ships if foreign-owners hold more that 50% of the equity interest in the operating entity.

The consolidated financial statements of the Group include the accounts of the Company, its wholly subsidiaries and the two VIEs; namely Fujian Service and Wonder Dredging.  All intercompany transactions and balances have been eliminated.  (See note 2 below.)

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

2.	ACQUISITION OF FUJIAN SERVICE

As described in Note 1, the Company acquired a 50% interest in Fujian Service through Fujian WangGang on June 29, 2010 by committing to a capital contribution to Fujian Service in the amount of $23,602,460 (Renminbi 158,597,183).  Additionally, as of June 30, 2010, by virtue of the effectiveness of the structure and VIE Agreementsdescribed in note 1, the Company consolidates 100% of Fujian Service in accordance with ASC 810.  Pursuant to the Purchase Agreements, the shareholders of Wonder Dredging agreed to contribute their economic interests in Wonder Dredging as part of the transaction with Fujian WangGang. Accordingly, as of June 29, 2010, the amount of the purchase price in excess of the capital contribution commitment, amounting to $61,307,080 after giving effect to exchange rate changes, has been recorded as contributed capital.

The following table summarizes the amounts of the assets acquired and liabilities assumed of Fujian Service as of June 29, 2010:

Cash	$22,894,565
Restricted cash	25,968,089
Cost and estimated billings in excess of billings	8,845,328
Other receivable	1,079
Inventories	1,193,210
Prepaid dredger deposit	2,211,932
Property, plant and equipment	41,689,943
TOTAL ASSETS	102,804,146

Term loans	(12,386,822)
Accounts payable	(789,086)
Income tax payable	(3,418,577)
Accrued liabilities and other payables	(771,486)
TOTAL LIABILITIES	(17,365,971)

NET ASSETS ACQUIRED	$85,438,175
Less: Cash committed by Company	(23,602,460)
Less: Contributed capital by Wonder Dredging	(61,307,080)
Effect of exchange rate changes	(528,635)
$-

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

2.	ACQUISITION OF FUJIAN SERVICE (…/Cont’d)

No income or loss from the Fujian Service has been included in the Group's Statement of Operations for the period from June 29, 2010 to June 30, 2010 as the amount was determined to be immaterial.

Pro-forma statement of operations for the six months period ended June 30, 2010 (Assuming the Company was in existence at January 1, 2010 and the acquisition of Fujian Service was also effective on January 1, 2010)

	China	Hong Kong	Fujian	Wonder	Fujian	Consolidated
	Dredging	Dredging	Dredging	Dredging	Service	Balances

Contract revenue	$-	$-	$-	$-	$45,981,433	$45,981,433

Cost of revenue	-	-	-	-	(20,389,446)	(20,389,446)

Gross profit	-	-	-	-	25,591,987	25,591,987

General and administrative expense	(312,384)	(4,174)	(528)	(1,498)	(2,049,384)	(2,367,968)

Operating income	(312,384)	(4,174)	(528)	(1,498)	23,542,603	23,224,019

Other income (expense):
Interest income	-	1	-	141	44,585	44,727
Interest expense	-	-	-	-	(442,827)	(442,827)
Sundry income	-	-	-	-	88	88

(Loss)/income before income taxes	(312,384)	(4,173)	(528)	(1,357)	23,144,449	22,826,007

Income tax expense	-	-	-	-	(5,784,341)	(5,784,341)

Net (loss)/income	$(312,384)	$(4,173)	$(528)	$(1,357)	$17,360,108	$17,041,666

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The unaudited consolidated financial statements include the accounts of the Company, its wholly-owned and majority-owned subsidiaries and variable interest entities (“VIE”) in which the Company is the primary beneficiary. All significant intercompany balances and transactions have been eliminated. The operating results of the operating entity, Fujian Service have not been included in the Group’s financial statements effective from June 29, 2010 since it is deemed immaterial.

In June 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2009-01, “Generally Accepted Accounting Principles” (ASC Topic 105) which establishes the FASB Accounting Standards Codification (“the Codification” or “ASC”) as the official single source of authoritative U.S. generally accepted accounting principles (“GAAP”).  All existing accounting standards are superseded.  All other accounting guidance not included in the Codification will be considered non-authoritative.  The Codification also includes all relevant Securities and Exchange Commission (“SEC”) guidance organized using the same topical structure in separate sections within the Codification.  Following the Codification, the FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts.  Instead, it will issue Accounting Standards Updates (“ASU”) which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes to the Codification.

The Codification is not intended to change GAAP, but it will change the way GAAP is organized and presented. The adoption of ASC 105 does not have an impact on the Group's financial statements.

(b)	Use of estimates

The Company's consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (the “U.S. GAAP”) which requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the years. Significant items subject to such estimates and assumptions include the recoverability of the carrying amount and the estimated useful lives of long-lived assets; valuation allowances for receivables, realizable values for inventories. Accordingly, actual results could differ from those estimates.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(c)	Foreign currency translation

Assets and liabilities of foreign operation are translated at the rate of exchange in effect on the balance sheet date; income and expenses are translated at the average rate of exchange prevailing during the period. The period-end rate for June 30, 2010 of Renminbi to one US dollar was 6.7814; average rate for the period from April 14, 2010 (Date of Inception) to June 30, 2010 was 6.8115. The related translation adjustments are reflected in "Accumulated other comprehensive income" in the stockholder's equity section of the balance sheet. As of June 30, 2010, the accumulated foreign currency translation gain was $1,308,983. Foreign currency gains and losses resulting from transactions are included in earnings.

The period-end rate for June 30, 2010 of Hong Kong dollar to one US dollar was 7.7866; average rate for the period from April 14, 2010 (Date of Inception) to June 30, 2010 was 7.7808.

(d)	Cash

Cash consist of cash on hand and at banks. Substantially all of the Group's cash deposits are held with financial institutions located in the PRC where there is currently no rule or regulation mandated on obligatory insurance of bank accounts. Management believes these financial institutions are of high credit quality. The Group maintains some of its bank accounts in the PRC.

(e)	Cost and estimated earnings in excess of billings on uncompleted contracts

Cost and estimated earnings in excess of billings on uncompleted contracts represent amounts due or billable under the terms of contracts with customers. There is no amount related to retainage. The Group anticipates collection of all the outstanding balances within 10 days after completion reports of the contracts are issued. The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group's existing receivable. The Group provides an allowance for estimated uncollectible receivables when events or conditions indicate that amounts outstanding are not recoverable.

Outstanding account balances are reviewed individually for collectability. Based on the Group’s assessment of collectability, there has been no allowance for doubtful accounts recognized for any of the period from April 14, 2010 (Date of Inception) to June 30, 2010.

(f)	Inventories

Inventories mainly consist of consumable parts including pipe, spare parts, and supplies used in the Group's dredging operations. Inventories are stated at the lower of cost or market, using a weighted average cost method.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(g)	Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Expenditures for major additions and betterments are capitalized. Depreciation of property, plant and equipment is computed by the straight-line method over the assets estimated useful lives ranging from five to ten years. Building improvements, are amortized on a straight-line basis over the estimated useful life.

Upon sale or retirement of property, plant and equipment, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

The estimated useful lives of the assets are as follows:
Estimated lives
Dredgers	10
Machinery	5
Office equipment	5

Expenditures for repairs and maintenance, which do not extend the useful life of the assets, are expensed as incurred.

(h)	Impairment of long-lived assets

Long-lived assets are comprised of property, plant and equipment. Pursuant to the provisions of ASC360-10, “Property, plant and equipment”, long-lived assets to be held and used are reviewed for possible impairment whenever events indicate that the carrying amount of such assets may not be recoverable by comparing the undiscounted cash flows associated with the assets to their carrying amounts. If such a review indicates an impairment, the carrying amount would be reduced to fair value.

If long-lived assets are to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale are presented separately in the appropriate asset and liability sections of the balance sheet.

Based on the Group’s assessment, there were no events or changes in circumstances that would indicate any impairment of long-lived assets as of June 30, 2010.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(i)	Fair value measurements

In April 2009, the FASB issued ASC 820-10-65-4 (formerly FSP No. 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”). This standard emphasizes that even if there has been a significant decrease in the volume and level of activity, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants. This standard provides a number of factors to consider when evaluating whether there has been a significant decrease in the volume and level of activity for an asset or liability in relation to normal market activity. In addition, when transactions or quoted prices are not considered orderly, adjustments to those prices based on the weight of available information may be needed to determine the appropriate fair value. This standard is effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively. Early adoption is permitted for periods ending after March 15, 2009. The adoption of this standard did not have a material effect on the consolidated financial statements.

In August 2009, the FASB issued Accounting Standards Update “ASU” 2009-5 “Measuring Liabilities at Fair Value”. This ASU provides amendments to ASC 820-10 “Fair Value Measurements and Disclosures” to address concerns regarding the determination of the fair value of liabilities. Because liabilities are often not “traded”, due to restrictions placed on their transferability, there is typically a very limited amount of trades (if any) from which to draw market participant data. As such, many entities have had to determine the fair value of a liability through the use of a hypothetical transaction. This ASU clarifies the valuation techniques that must be used when the liability subject to the fair value determination is not traded as an asset in an active market. The management does not expect the adoption of this ASU to have a material effect on the consolidated financial statements.

(j)	Revenue recognition

The Group generates revenue primarily from dredging services .

The Group recognizes contract revenues under the percentage-of-completion method to determine the appropriate amount to be recognized in a given period. Depending on the nature of each contract, the stage of completion is measured by reference to (a) the proportion of contract costs incurred for work performed to date to estimated total contract costs; (b) the amount of work certified by site engineer; or (c) completion of physical proportion of the contract work. The difference between amounts billed and recognized as revenue is reflected in the balance sheet as either contract revenues in excess of billings or billings in excess of contract revenues. Provisions for estimated losses on contracts in-progress will be made in the period in which they are identified.  In the event that contract revenue cannot be estimated reliably, contract revenue is recognized only to the extent of contract costs incurred that are likely to be recoverable. The cost of contract revenue includes consumable stores, dredgers' hire charges, salaries and wages and depreciation of dredgers.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(k)	Income taxes

The Group accounts for income taxes under ASC 740 “Income Taxes”. Deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be effective when the differences are expected to reverse.

Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of income in the period that includes the enactment date.

The Group adopted ASC 740, “Income Taxes”, which prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

(l)	Other comprehensive income

The Group has adopted ASC 220 “Comprehensive Income”.  This statement establishes rules for the reporting of comprehensive income and its components. Comprehensive income consists of net income and foreign currency translation adjustments.

Other comprehensive income consists of the following for the period from April 14, 2010 (Date of Inception) to June 30, 2010:

Net loss	$(318,442)
Other comprehensive income
- Foreign currency translation adjustments	1,308,983
Total comprehensive income	$990,541

(m)	Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, including legal proceedings and environmental claims arising out of the normal course of businesses that relate to a wide range of matters, including among others, contracts breach liability. The Group records accruals for such contingencies based upon the assessment of the probability of occurrence and, where determinable, an estimate of the liability. Management may consider many factors in making these assessments including past history, scientific evidence and the specifics of each matter.

As of June 30, 2010, the Group's management has evaluated all such proceedings and claims. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Group's financial position, liquidity or results of operations.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(n)	Economic and political risks

The Group's operations are conducted in the PRC. Accordingly, the Group's business, financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC, and by the general state of the PRC economy.

The Group's operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Group's results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances aboard, and rates and methods of taxation, among other things.

(o)	Pension and employee benefits

Full time employees of the Group participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees' salaries. Cost for pension and employee benefits of the Group for the period from April 14, 2010 (Date of Inception) to June 30, 2010 was none.

(p)	Segment information

ASC 280 “Segment reporting” establishes standards for reporting information on operating segments in interim and annual financial statements. The Group has only one segment, all of the Group's operations and customers are in the PRC and all incomes are derived from the services of dredging. Accordingly, no geographic information is presented.

(q)	Recently issued accounting standards

We describe below recent pronouncements that have had or may have a significant effect on our consolidated financial statements. We do not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to our financial condition, results of operations, or disclosures.

In May 2009, the FASB issued guidance within Topic 855-10 (formerly SFAS 165, “Subsequent Events”) relating to subsequent events. This guidance establishes principles and requirements for subsequent events.  This guidance defines the period after the balance sheet date during which events or transactions that may occur would be required to be disclosed in a company’s financial statements. Public entities are required to evaluate subsequent events through the date that financial statements are issued. This guidance also provides guidelines in evaluating whether or not events or transactions occurring after the balance sheet date should be recognized in the financial statements. This guidance requires disclosure of the date through which subsequent events have been evaluated. This Statement is effective for interim and annual periods ending after June 15, 2009. The Group has adopted this standard as of June 30, 2010. The adoption of this standard does not have a material impact on the Group’s consolidated financial statements.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(q)	Recently issued accounting standards (…/Cont’d)

In June 2009, the FASB issued FASB ASC 105-10-05, 10, 15, 65, 70 (“FASB ASC 105-10-05, 10, 15, 65, 70”), (formerly FASB Statement No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles - a replacement of FASB Statement No. 162). FASB ASC 105-10-05, 10, 15, 65, 70 establishes the FASB ASC as the source of authoritative GAAP for nongovernmental entities. The ASC does not change GAAP, instead it takes individual pronouncements that currently comprise GAAP and reorganizes them into Topics. Contents in each Topic are further organized by Subtopic, then Section and finally Paragraph. The Paragraph level is the only level that contains substantive content. Citing particular content in the ASC involves specifying the unique numeric path to the content through the Topic, Subtopic, Section and Paragraph structure. FASB suggests that all citations begin with “FASB ASC.” FASB ASC 105-10-05, 10, 15, 65, 70 was effective for interim and annual periods ending after September 15, 2009 and does not have an impact on the Group's consolidated financial statements.

In June 2009, the FASB issued ASC 810.10, guidance to change financial reporting by enterprises involved with variable interest entities (“VIEs”) which modifies how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. This pronouncement clarifies that the determination of whether a company is required to consolidate an entity is based on, among other things, an entity's purpose and design and a company's ability to direct the activities of the entity that most significantly impact the entity's economic performance. The guidance requires an ongoing reassessment of whether a company is the primary beneficiary of a variable interest entity. This guidance also requires additional disclosures about a company's involvement in variable interest entities and any significant changes in risk exposure due to that involvement. This guidance is effective for fiscal years beginning after November 15, 2009. The Group does not anticipate that the adoption of this statement will have a material impact on its consolidated financial statement.

In August 2009, the FASB issued ASU No. 2009-05, Measuring Liabilities at Fair Value. ASU 2009-05 amended ASC 820, Fair Value Measurements.  Specifically, ASU 2009-05 provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following methods: 1) a valuation technique that uses a) the quoted price of the identical liability when traded as an asset or b) quoted prices for similar liabilities or similar liabilities when traded as assets and/or 2) a valuation technique that is consistent with the principles of ASC 820 (e.g. an income approach or market approach). ASU 2009-05 also clarifies that when estimating the fair value of a liability, a reporting entity is not required to adjust to include inputs relating to the existence of transfer restrictions on that liability. The Group does not anticipate that the adoption of this statement will have a material impact on its consolidated financial statement.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(q)	Recently issued accounting standards (…/Cont’d)

In December 2009, the FASB issued Consolidations - Improvements to Financial Reporting by Enterprises Involved with VIEs. The amendments in this Accounting Standards Update replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and has (1) the obligation to absorb losses of the entity or (2) the right to receive financial interest in a variable interest entity. The amendments in this Update also require additional disclosures about a reporting entity’s involvement in variable interest entities, which will enhance the information provided to users of financial statements. The Group does not anticipate that the adoption of this statement will have a material impact on its consolidated financial statement.

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying consolidated financial statements.

4.	CASH

Cash represents cash in bank and cash on hand. Cash as of June 30, 2010 was $25,388,638.  Renminbi is not a freely convertible currency and the remittance of funds out of the PRC is subject to the exchange restrictions imposed by the PRC government.

5.	RESTRICTED CASH

Restricted cash represents amounts on deposit with the owners of dredgers leased by the Company. Such amounts will be returned to the Company when the corresponding leases end.  Restricted cash as of June 30, 2010 was $25,968,089.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

6.	COST AND ESTIMATED EARNINGS IN EXCESS OF BILLINGS ON CONTRACTS IN-PROGRESS

Cost and estimated earnings in excess of billings represent amounts of revenue earned under contracts in progress but not billed at the balance sheet date. These amounts become billable according to the contract terms, which usually consider passage of time, and/or completion of the project. As of June 30, 2010, the balance of cost and estimated earnings in excess of billings on uncompleted contracts was $8,845,328. Cost and estimated earnings in excess of billings include the following:

June 30, 2010
				Cost and estimated	Status of
Name of contract	Estimated	Total revenue	Amount	earnings in excess	contract
(Contract period)	contract value	recognized	received/billed	of billings	(Completion %)

1. Tangshan Caofeidian Dredging
and Reclamation I	$9,236,094	$9,268,977	$9,268,977	$-	100%

2. Tangshan Caofeidian Dredging
and Reclamation II	11,028,172	11,014,980	11,014,980	-	100%

3. Tangshan Caofeidian Dredging
and Reclamation III	10,019,505	4,982,377	4,002,413	979,964	50%

4. Tangshan Caofeidian Dredging
and Reclamation IV	8,830,750	3,876,915	3,530,395	346,520	44%

5. Tangshan Caofeidian Dredging
and Reclamation V	7,896,728	3,520,228	3,156,692	363,536	45%

6. Oujiang Port Liantian Dredging I	7,127,249	7,131,619	7,131,619	-	100%

7. Oujiang Port Liantian Dredging II	4,197,158	4,245,908	4,245,908	-	100%

8. Zhuhai Gaolan Port Dredging I	1,671,824	1,701,669	1,701,669	-	100%

9. Zhuhai Gaolan Port Dredging II	2,089,780	2,104,910	2,104,910	-	100%

10. Zhuhai Gaolan Port Dredging III	2,867,031	2,524,234	1,907,965	616,269	88%

11. Zhanjiang Industrial Centre Dredging and Reclamation	13,588,702	13,648,547	9,955,834	3,692,713	100%

12. Qinzhou Port Channel Dredging	1,343,325	1,007,495	-	1,013,065	75%

13. Tianjin South Port Industrial Zone Dredging & Reclamation	6,371,937	884,991	-	889,885	14%

14. Jingtang Port Channel Dredging	4,730,382	656,997	-	660,631	14%

15. Panjin Vessels Industrial Base Project	10,628,987	281,190	-	282,745	3%

	$101,627,624	$66,851,037	$58,021,362	$8,845,328

The Group's customers are state-owned companies of China. There is no credit term, customers settle the balances according to percentage of completion of contracts and the date of settlement has been specified in the contracts. The Group believes all outstanding balances can be fully collected within 10 days after the completion of contracts and project completed reports issued, therefore, no provision on allowance for doubtful accounts was provided as of June 30, 2010.

No contract revenue or cost of contract revenue has been reflected in the Group's consolidated financial statements from the effective date of the acquisition, June 29, 2010 through June 30, 2010 since the amount is deemed immaterial.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

6.	COST AND ESTIMATED EARNINGS IN EXCESS OF BILLINGS ON CONTRACTS IN-PROGRESS (…/Cont'd)

The following schedule summarizes changes in backlog on contracts during the six months ended June 30, 2010. Backlog represents the amount of revenue Fujian Service expects to realize from work to be performed pursuant to contractual agreements on projects in progress and on projects for which work has not yet begun.

Backlog balance at December 31, 2009	$8,139,422
New contracts entered during the six months ended June 30, 2010	173,105,868
Add: Adjustment of contracts due to change orders during the period	231,945
Adjusted contract amount at June 30, 2010	181,477,235
Less: Contract revenue earned during the six months ended June 30, 2010	(45,981,433)

Backlog balance at June 30, 2010	$135,495,802

7.	INVENTORIES

The Group provides dredging services for its customers in the PRC. Inventories consist of consumable parts which are used for dredging projects. As of June 30, 2010, the balance of inventories was $1,193,210.

8.	OTHER RECEIVABLES

Other receivables as of June 30, 2010 consist of the following:

Social insurance prepaid for staff	$1,079
Others	122
$1,201

Other receivables mainly include social insurance prepaid for staff's portion by the Group, this amount will be directly deducted from staff's salaries and it is interest free.

9.	PREPAID DREDGER DEPOSIT

Prepaid dredger deposit as of June 30, 2010 consists of the following:

Prepaid dredger deposit	$2,211,932

Prepaid dredger represents a deposit of a new dredger before delivery. The Group paid deposit for the acquisition of dredger which will be used for the expansion of dredging operations.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

10.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of June 30, 2010 consist of the following:

Dredgers	$52,784,632
Machinery	37,883
Office equipment	3,808
52,826,323
Less: Accumulated depreciation	(11,136,380)
$41,689,943

Depreciation expense of Fujian Service for the six months ended June 30, 2010 totaled $2,497,401 in which depreciation expense of dredgers and machinery amounting $2,493,402 has been included in cost of revenue. No depreciation expense has been included in the Group's Statement of Operations for the period from June 29, 2010 and June 30, 2010 as the amount was deemed immaterial.  None of the depreciation expense of Fujian Service is reflected in the Group’s Statement of Operations for the period from June 29, 2010 through June 30, 2010.

There are three dredgers owned by the Group. Dredgers with net book value as of June 30, 2010 was $41,653,113, are pledged as collateral for the bank term loans (see Note 13) and for a related company, Fujian Province Pingtan County Ocean Fishery Holdings Limited (see Note 16).

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

11.	ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables as of June 30, 2010 consist of the following:
Accrued interest	$24,741
Accrued salaries and wages	74,372
Accrued staff benefits	129,853
Other payables	562,053
Other tax payables	137,465
$928,484

Other tax payables represent payables other than income tax which consist of individual salary tax, stamp duty and embankment tax.

12.	DUE TO SHAREHOLDER

Amount due to a shareholder at June 30, 2010 represents advances to the Company by Mr. Kit Chan, the shareholder of Venus Seed Co., Ltd. The advances are interest free, unsecured and payable on demand.

13.	TERM LOANS

Fujian Service entered into three loan agreements with two banks in the PRC to obtain fixed-rate term loans to meet its working capital needs. Two loan agreements were signed on September 28, 2008 and February 5, 2010 with Fujian Haixia Bank Co., Ltd. One loan in the amount of $8,847,731 is due on September 30, 2011, whereas the second loan in the amount of $5,898,487 is due on February 8, 2013.  A third loan agreement signed by Fujian Service on February 22, 2010 in the amount of $3,391,630 is due on February 24, 2012 with Fuzhou City Rural Credit Cooperative.

The current portion of the term loans is shown in the table below.

Fujian Haixia Bank Co., Ltd	$4,423,865

Range of monthly interest rate	5.974	‰
Weighted average monthly interest rate	5.358	‰

The loan agreements provide for principal payments of $1,843,277, $1,843,277 and $737,311 on July 20, 2010, January 20, 2011 and August 12, 2011 respectively.

The term loan amounts recorded as non-current as of June 30, 2010 consist of the following:

Term loan, net of current portion
Fujian Haixia Bank Co., Ltd	$6,635,798
Fuzhou City Rural Credit Cooperative	1,327,159
	$7,962,957

Maximum balance outstanding during the six-months ended June 30, 2010	$14,451,293
Range of monthly interest rate	5.40‰ - 7.8975	‰
Weighted average monthly interest rate	5.358	‰

A summary of the scheduled amortization for the non-current portions of the outstanding term loans during the following three fiscal years is as follows:

2011	$1,474,622
2012	3,539,092
2013	2,949,243
$7,962,957

Both term loans from Fujian Haixia Bank are secured by one of the Group's dredgers, Xinggangjun 66. One of these loans is guaranteed by Xinrong Zhuo, the Chairman and Chief Executive Officer of the Company and the son of Zhuo Panxing (an owner of Wonder Dredging). The other loan is guaranteed by Qing Lin and Xinrong Zhuo. The term loan from Fuzhou City Rural Credit Cooperative is secured by Xinggangjun 3, another of the Group’s dredgers. There are no restrictive financial covenants associated with the term loans and they are all non-recourse to the Company.

No interest expense has been included in the Group's Statement of Operations for the period from June 29, 2010 to June 30, 2010 as the amount was deemed immaterial.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

14.	STOCKHOLDERS' EQUITY AND RETAINED EARNINGS

(a)	Contributed capital

In connection with the purchase of the 50% interest of Fujian Service by Fujian WangGang, the shareholders of Wonder Dredging (being the same shareholders of Fujian Service) were entitled, pursuant to the agreement, to declare and be paid all of the retained earnings of Fujian Service from its inception through March 31, 2010, as a dividend, which amounted to $51,087,387.  In addition, such shareholders were also entitled to receive all the profits, of Fujian Service from April 1, 2010 to June 30, 2010, which amounted to $10,219,693.  As further outlined in the agreement and described in Notes 1 and 2, such shareholders also committed to contribute all such dividends back into the Company as a capital contribution along with an allocation to its statutory reserves.

On June 29, 2010, in connection with the acquisition of Fujian Service by Wonder Dredging, the shareholders of Fujian Service contributed into equity $18,898,512 representing shareholder's loans.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

14.	STOCKHOLDERS' EQUITY AND RETAINED EARNINGS (…/Cont’d)

(b)	Retained earnings and statutory reserves

Retained earnings and statutory reserves as of June 30, 2010 consist of the following:

Retained earnings	$(318,442)

Statutory reserves	$4,888,018

The Group is required to transfer 10% of its net profits after income tax, as determined in accordance with the PRC accounting rules and regulations. Appropriation to the statutory reserve by the Group is based on profit arrived at under PRC accounting standards for business enterprises for each year. The statutory reserves of the Group represent the statutory reserves of Fujian Service as required under the PRC law.

The profit arrived at must be set off against any accumulated losses sustained by the Group in prior years, before allocation is made to the statutory reserve. Appropriation to the statutory reserve must be made before distribution of dividends to stockholders. The appropriation is required until the statutory reserve reaches 50% of the stockholders' equity. This statutory reserve is not distributable in the form of cash dividends.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

15.	INCOME TAXES

The Company is incorporated in the British Virgin Islands, the laws of which do not require the Company to pay any income taxes or other taxes based on revenue, business activity or assets.  The Company has subsidiaries domiciled and operating in other countries and those entities file separate tax returns in the respective jurisdictions in which they are domiciled or operate.

The Company’s consolidated subsidiary China Dredging (HK) Company Limited is domiciled in Hong Kong and would be subject to statutory profit tax in that jurisdiction of 16.5% if it incurred revenue and profits there.  Two of the Company’s subsidiaries, Fujian Wang Gang and Fujian Service operate in the PRC, where they are subject to a 25% statutory profit tax.  Only Fujian Service had profit during the six months ended June 30, 2010 and its tax expense, calculated at the statutory rate, is provided below, together with a reconciliation of actual tax expense recognized by Fujian Service.  No income tax has been included in the Group's Statement of Income for the period from April 14, 2010 (Date of Inception) to June 30, 2010 as the amount was deemed immaterial.

A reconciliation of the expected Fujian Service's income tax expense to the actual income tax expense for the six months ended June 30, 2010 was as follows:

Fujian Service's Income before tax	$23,144,449

Expected PRC income tax expense at statutory tax rate of 25%	$5,786,112
Effect on exchange rate	(1,771)
Actual income tax expense	$5,784,341

The PRC tax system is subject to substantial uncertainties and has been subject to recently enacted changes, the interpretation and enforcement of which are also uncertain. There can be no assurance that changes in PRC tax laws or their interpretation or their application will not subject the Group to substantial PRC taxes in future.

No deferred tax liability has been provided as the amount involved is immaterial. Fujian Service has analyzed the tax positions taken or expected to be taken in its tax filings and has concluded it has no material liability related to uncertain tax positions.

For the period ended June 30, 2010, there is no unrecognized tax benefit. Management does not anticipate any potential future adjustments in the next twelve months which would result in a material change to its financial tax position. As of June 30, 2010, the Group did not accrue any interest and penalties.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

16.	RELATED PARTY TRANSACTIONS

(a)	Operating lease commitments

The Company's VIE, Fujian Service, entered into an office rental agreement in 2008 with Ping Lin, a relative of one of the former owners, Qing Lin, from January 1, 2008 to December 31, 2009. This agreement has been renewed and extended the period from January 1, 2010 to December 31, 2015. Fujian Service also entered into dredger and crew hire agreements from June 1, 2008 and May 31, 2016 with Fujian Lutong Highway Engineering Construction Co., Ltd., (a company owned by Xiu Zhen Lin), one of the former owners of the Fujian Service. Office and dredger rental and crew hire charge paid for the six months ended June 30, 2010 was as follows:

	Name of related party
Office rental	Ping Lin	$11,553
Hire charge of dredger	Fujian Lutong Highway Engineering
	Construction Co., Ltd	513,279
Hire charge of crew	Fujian Lutong Highway Engineering
	Construction Co., Ltd	263,972
		$788,804

Hire charges of dredger and crew are included as part of the cost of revenue. Office rental is included in the general and administrative expenses.

(b)	Financial Guarantee

The Company's subsidiary, Fujian Service, had the following financial guarantee for its related party as of June 30, 2010:

Guarantees given to the bank to secure the bank loan granted to related party	$7,850,960

Fujian Service pledged one of its dredgers, Xinggangjun 6, to bank for the related party, Fujian Province Pingtan County Ocean Fishery Holdings Limited which engages in fishery, to obtain a bank loan. There was no outstanding contingent payment obligation by Fujian Service in respect to the indebtedness of the related party.

The related company is indirectly under control of Fuzhou Hong Long Ocean Fishery Co., Ltd (“Hong Long”), which Ping Lin had 92.5% of the ownership holding of Hong Long. Ping Lin is the daughter-in-law of Panxing Zhuo, one of owners of Wonder Dredging which held 50% ownership of Fujian Service, and sister of Qing Lin, the principal owner of Wonder Dredging.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

17.	CERTAIN RISKS AND CONCENTRATIONS

(a)	Credit risk

As of June 30, 2010, substantially all of the Group’s cash included bank deposits in accounts maintained within the PRC where there is currently no rule or regulation in place for obligatory insurance to cover bank deposits in the event of bank failure. However, the Group has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts.

(b)	Major customers

Customers accounting for 10% or more of the Group's revenues as follows:

Customer A	42.0%
Customer B	29.7%
Customer C	11.2%
Customer D	11.0%
93.9%

(c)	Major suppliers

Suppliers accounting for 10% or more of the Company's total purchases as follows:

Supplier A	31.3%
Supplier B	29.8%
Supplier C	29.6%
90.7%

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

18.	OPERATING LEASE COMMITMENTS

The total future minimum lease payments under non-cancellable operating leases with respect to dredgers, crew and office as of June 30, 2010 are payable as follows:

	Hire charge	Hire charge	Consumable
	of dredgers	of crew	stores supply	Office rental	Total
For the period ended June 30,
2011	$18,936,396	$3,641,136	$26,897,100	$11,617	$49,486,249
2012	8,228,389	3,326,746	26,897,100	11,617	38,463,852
2013	8,017,703	3,249,968	25,988,160	11,617	37,267,448
2014	1,732,681	1,061,727	-	11,617	2,806,025
2015	1,732,681	1,061,727	-	11,617	2,806,025
Thereafter	1,296,438	752,057	-	-	2,048,495
	$39,944,288	$13,093,361	$79,782,360	$58,085	$132,878,094

Rental expenses under non-cancellable operating leases arrangements included in Fujian Service's book for the six months ended June 30, 2010 was $2,018,641. $788,804 was of the rental expenses paid to the related parties for the six months ended June 30, 2010 (see Note 16(a)). The commitments include both the related parties transaction and non-related parties transaction,  the total future lease payment to the related parties and third parties as of June 30, 2010 is summarized as follows:-

	Hire charge	Hire charge	Consumable
	of dredgers	of crew	stores supply	Office rental	Total

Related parties transactions	$6,107,391	$3,140,945	$-	$58,085	$9,306,421
Non-related parties transactions	33,836,893	9,952,419	79,782,361	-	123,571,673
	$39,944,284	$13,093,364	$79,782,361	$58,085	$132,878,094

19.	CAPITAL COMMITMENT

The Group had the following capital commitment as of June 30, 2010:

Contracted, but not provided for:-
Acquisition of dredger, net of deposit paid	$27,280,503

According to the dredger purchase contract, the Group paid 7.5% $2,211,932 (Renminbi 15,000,000) (see Note 9) on June 2, 2009 as a deposit pursuant to the purchase contract which was signed on May 20, 2009. The balance due on the dredger totals $27,280,503 (Renminbi 185,000,000) and is payable in 4 installments during the 12 months following delivery as follows:

Payment Due Date
(end of month following delivery)	Payment Amount

3rd month	$8,184,151
6th month	$6,820,126
9th month	$6,820,126
12th month	$5,456,100

The dredger is expected to be delivered to the Group on or before May 31, 2012.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

20.	SUBSEQUENT EVENT

Employment Agreements

In August 2010 three of our executive officers, entered into three-year employment agreements with the Company pursuant to which they receive aggregate annual compensation of HK$700,000 (approximately US$90,245). Pursuant to the agreements, each executive will devote all of his working time to his respective duties at the Company and will not become employed in any competitive business while employed by the Company or for two years following the termination of his employment with the Company, and the executive will not solicit the services of any of our employees for two years after the executive terminates employment with the Company. The Company may terminate the executive for cause at any time without notice, or without cause upon one month prior written notice to the executive. In the event of termination without cause, the Company will pay to the executive a cash severance payment equal to three months of the executive’s then current base salary. In the event of a material and substantial reduction in the executive’s existing authority and responsibilities, the executive may resign upon one-month prior written notice to the Company.

Merger and Private Placement

On October 27, 2010, the Company entered into a merger with Chardan Acquisition Corp. (“CAC”), a BVI company (the “Merger”).  The Company was the surviving entity in the Merger.  Pursuant to the Merger Agreement, the shareholders of CAC received 500,000 of the Company’s ordinary shares.

On October 29, the Company completed the initial closing of a private placement of 4,371,000 shares of its Series A Preferred stock (no par value) for gross proceeds of $21,855,000 million. Under the terms of the Securities Purchase Agreement, up to a total of 15,000,000 million Class A Preferred shares (including the shares sold upon the initial closing) may be sold by the Company during the 60 days following the initial closing (the “Offering”).  Net proceeds to the Company from the initial closing of the Offering, after deducting offering expenses of $2,033,925 were $19,821,075.

FUJIAN XING GANG PORT SERVICE CO., LTD.
BALANCE SHEETS
(IN US DOLLARS)

	(Unaudited)
	June 30,	December 31,
	2010	2009
Assets
Current assets
Cash	$22,894,565	$23,343,469
Restricted cash	25,968,089	8,422,440
Cost and estimated earnings in excess of billings on uncompleted contracts	8,845,328	2,211,411
Other receivables	1,079	312
Due from related companies	12,693,456	-
Inventories	1,193,210	429,226
Total current assets	71,595,727	34,406,858

Other assets
Prepaid dredger deposit	2,211,932	2,197,158
Property, plant and equipment, net	41,689,943	43,511,237
Total other assets	43,901,875	45,708,395
Total assets	$115,497,602	$80,115,253

Liabilities and owners' equity
Current liabilities
Term loans	$4,423,865	$7,030,906
Accounts payable	789,086	-
Income tax payable	3,418,577	2,042,047
Accrued liabilities and other payables	771,486	209,680
Dividend payable	51,087,387	-
Total current liabilities	60,490,401	9,282,633

Non-current liabilities
Long-term loans	7,962,957	3,295,738
Total non-current liabilities	7,962,957	3,295,738
Total liabilities	68,453,358	12,578,371

Owners' equity
Registered capital	29,002,371	29,002,371
Statutory reserves	4,888,018	4,888,018
Additional paid-in capital	12,619,725	-
Retained earnings	10,219,693	43,946,972
Accumulated other comprehensive income	1,297,172	682,256
Subscription receivable	(10,982,735)	(10,982,735)
Total owners' equity	47,044,244	67,536,882

Total liabilities and owners' equity	$115,497,602	$80,115,253

See notes to the financial statements.

FUJIAN XING GANG PORT SERVICE CO., LTD.
STATEMENTS OF INCOME  (UNAUDITED)
(IN US DOLLARS)

	For the Three Months		For the Six Months
	Ended June 30,		Ended June 30,
	2010	2009	2010	2009

Contract revenue	$25,955,955	$22,723,011	$45,981,433	$40,825,253

Cost of contract revenue, includes depreciation of $1,249,866 and $1,500,647 for the three months ended June 30, 2010 and 2009, respectively and $2,497,042 and $2,475,070 for the six months ended June 30, 2010 and 2009, respectively	(10,882,457)	(10,332,609)	(20,389,446)	(18,830,015)

Gross profit	15,073,498	12,390,402	25,591,987	21,995,238

General and administrative expenses	(1,237,460)	(849,048)	(2,049,384)	(1,224,771)

Income from operations	13,836,038	11,541,354	23,542,603	20,770,467

Other income (expense):
Interest income	27,258	7,202	44,585	12,638
Interest expenses	(241,275)	(216,368)	(442,827)	(395,337)
Sundry income	-	-	88	-
Total other expenses	(214,017)	(209,166)	(398,154)	(382,699)

Income before income taxes	13,622,021	11,332,188	23,144,449	20,387,768

Income tax expense	(3,402,328)	(2,834,991)	(5,784,341)	(5,100,233)

Net income	$10,219,693	$8,497,197	$17,360,108	$15,287,535

See notes to the financial statements.

FUJIAN XING GANG PORT SERVICE CO., LTD.
STATEMENT OF CHANGES IN OWNERS' EQUITY (UNAUDITED)
FOR THE SIX MONTHS ENDED JUNE 30, 2010
(IN US DOLLARS)

						Accumulated
						other
	Registered	Statutory	Additional	Subscription	Retained	comprehensive
	Capital	reserves	paid-in capital	receivable	earnings	income	Total
Balance as of December 31, 2009	$29,002,371	$4,888,018	-	$(10,982,735)	$43,946,972	$682,256	$67,536,882

Capital contributed by Fujian WangGang Dredging Construction Co., Ltd.	-	-	12,619,725	-	-	-	12,619,725
Net income	-	-	-	-	17,360,108	-	17,360,108
Dividend	-	-	-		(51,087,387)	-	(51,087,387)
Foreign currency translation gain	-	-	-	-	-	614,916	614,916

Balance as of June 30, 2010	$29,002,371	$4,888,018	$12,619,725	$(10,982,735)	$10,219,693	$1,297,172	$47,044,244

See notes to the financial statements

FUJIAN XING GANG PORT SERVICE CO., LTD.
STATEMENTS OF CASH FLOWS (UNAUDITED)

	For the Six Months Ended
	June 30,
	2010	2009
Cash flows from operating activities:
Net income	$17,360,108	$15,287,535
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	2,497,401	2,475,429
Changes in operating assets and liabilities:
Cost and estimated earnings in excess of billings on uncompleted contracts	(6,582,645)	(439,238)
Other receivables	(761)	(329)
Inventories	(756,912)	(92,464)
Accounts payable	784,746	-
Income tax payable	1,355,304	422,462
Due from related companies	-	-
- Accrued liabilities and other payables	557,315	400,237
Net cash provided by operating activities	15,214,556	18,053,632
Cash flows from investing activities:
Deposit paid for dredgers	-	(20,029,229)
Changes in restricted cash	(17,392,834)	-
Payment of purchases of property, plant and equipment	(323,644)	-
Net cash used in investing activities	(17,716,478)	(20,029,229)
Cash flows from financing activities:
Proceeds from short-term loans	-	3,366,411
Repayment of short-term loans	(3,372,978)	-
Proceeds from long-term loans	9,239,026	-
Repayment of long-term loans	(3,886,257)	-
Advance to related companies	(12,693,456)	-
Capital contributions from Fujian WangGang Dredging Construction Co., Ltd.	12,619,725	-
Net cash provided by financing activities	1,906,060	3,366,411

Net (decrease)/increase in cash	(595,862)	1,390,814
Effect of exchange rate changes on cash	146,958	(1,363)
Cash at beginning of period	23,343,469	1,362,142
Cash at end of period	$22,894,565	$2,751,593
Non-cash investing and financing transactions:
Purchases of property, plant and equipment with issuance of debt	$-	$11,048,959

Supplemental information:
Cash paid for income tax	$4,429,037	$4,677,770
Cash paid for interest	$445,781	$390,945

See notes to the financial statements

FUJIAN XING GANG PORT SERVICE CO., LTD.
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

1.	DESCRIPTION OF BUSINESS AND ORGANIZATION

Fujian Xing Gang Port Service Co., Ltd. (the “Company”or “Xing Gang”) formerly known as Fujian Xing Gang Shipping Co., Ltd., is a China-based company that performs dredging services specifically, capital dredging, maintenance dredging and reclamation dredging throughout mainland China.  The Company provides its services directly to its customers in the People's Republic of China (PRC).

The Company was incorporated on January 8, 2008 with total registered capital $8,501,266 (Renminbi 60,000,000). The Company was owned by two individuals, Lin Qing and Lin Ping. Lin Qing contributed cash of $5,950,886 (Renminbi 42,000,000) holding 70% of the total ownership, while Lin Ping contributed cash of $2,550,380 (Renminbi 18,000,000) holding 30% of the total ownership.

On April 14, 2008, Lin Ping sold all of her ownership to her father-in-law, Zhuo Panxing.

On September 21, 2009, the Company's registered capital was increased to $29,002,371 (Renminbi 200,000,000). $20,501,105 (Renminbi 140,000,000) was contributed by Fujian Lutong Highway Engineering Construction Co. Ltd (“Lutong Highway”). As a result, Lin Qing’s ownership was reduced to 21%, and Zhuo Panxing’s ownership was reduced to 9% and Lutong Highway held the remaining 70% as of December 31, 2009. Lutong Highway has only funded $9,518,370 (Renminbi 65,000,000) of the $20,501,105 (Renminbi 140,000,000) commitment thereby creating a subscription receivable which is classified as a reduction of equity. The subscription receivable of $10,982,735 (Renminbi 75,000,000) was originally payable by Lutong Highway, however, on March 3, 2010, Lutong Highway sold all its ownership to Lin Qing, who assumed the obligation to fulfill the unfunded subscription amount. Following the transfer of ownership interests to Lin Qing, his ownership percentage increased to 91% and Zhuo Panxing continued to hold 9% of the ownership.

On May 20, 2010, Lin Qing and Zhuo Panxing sold all of their ownerships interest in the Company to Wonder Dredging Engineering Limited Liability Company (“Wonder Dredging”) and Wonder Dredging assumed the unfunded subscription obligation of Lin Qing. Accordingly, as of May 20, 2010, Wonder Dredging held 100% of the ownership of the Company. The total registered capital contributed or committed remained unchanged at $29,002,371(Renminbi 200,000,000), of which $10,982,735 (Renminbi 75,000,000) was unfunded.

On June 29, 2010, Fujian WangGang Dredging Construction Co., Ltd. (“Fujian Dredging”) obtained 50% ownership of the Company from Wonder Dredging by virtue of a capital contribution of $23,602,460 (Renminbi 158,597,183) into the Company, which amount, includes the unfunded subscription amount of $10,982,735 (Renminbi 75,000,000). Fujian Dredging is obligated to fund the total capital commitment on or before September 21, 2011 and $12,619,725 (Renminbi 83,597,183 ) was funded as of June 30, 2010. As of June 29, 2010, Wonder Dredging held 50% of the ownership of the Company and Fujian Dredging held the remaining 50%.

FUJIAN XING GANG PORT SERVICE CO., LTD.
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The Company's financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (the “U.S. GAAP”).

(b)	Use of estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the years. Significant items subject to such estimates and assumptions include the recoverability of the carrying amount and the estimated useful lives of long-lived assets; valuation allowances for receivables, realizable values for inventories. Accordingly, actual results could differ from those estimates.

(c)	Foreign currency translation

Assets and liabilities of foreign operation are translated at the rate of exchange in effect on the balance sheet date; income and expenses are translated at the average rate of exchange prevailing during the period. The period-end rates for June 30, 2010 and December 31, 2009 of Renminbi to one US dollar were 6.7814 and 6.8270 respectively; average rates for the six months ended June 30, 2010 and 2009 were 6.8189 and 6.8322 respectively. The related translation adjustments are reflected in “Accumulated other comprehensive income” in the owners' equity section of the balance sheet. As of June 30, 2010 and December 31, 2009, the accumulated foreign currency translation gain was $1,297,172 and $682,256 respectively. Foreign currency gains and losses resulting from transactions are included in earnings.

(d)	Cash

Cash consist of cash on hand and at banks. Substantially all of the Company's cash deposits are held with financial institutions located in the PRC where there is currently no rule or regulation mandated on obligatory insurance of bank accounts. Management believes these financial institutions are of high credit quality.  The Company maintains bank accounts in the PRC.

FUJIAN XING GANG PORT SERVICE CO., LTD.
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont'd)

(e)	Cost and estimated earnings in excess of billings on uncompleted contracts

Cost and estimated earnings in excess of billings on uncompleted contracts represent amounts due or billable under the terms of contracts with customers. There is no amount related to retainage. The Company anticipates collection of all the outstanding balances within 10 days after completion reports of the contracts are issued. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company's existing receivable. The Company provides an allowance for estimated uncollectible receivables when events or conditions indicate that amounts outstanding are not recoverable.

Outstanding account balances are reviewed individually for collectability. Based on the Company’s assessment of collectibility, there has been no allowance for doubtful accounts recognized for any of the six months ended June 30, 2010 and the year ended December 31, 2009.

(f)	Inventories

Inventories mainly consist of consumable parts including pipe, spare parts, and supplies used in the Company's dredging operations. Inventories are stated at the lower of cost or market, using a weighted average cost method.

(g)	Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Expenditures for major additions and betterments are capitalized. Depreciation of property, plant and equipment is computed by the straight-line method over the assets estimated useful lives ranging from five to fifty years. Building improvements are amortized on a straight-line basis over the estimated useful life.

Upon sale or retirement of property, plant and equipment, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

The estimated useful lives of the assets are as follows:
Estimated lives
Dredgers	10
Machinery	5
Office equipment	5

Expenditures for repairs and maintenance, which do not extend the useful life of the assets, are expensed as incurred.

FUJIAN XING GANG PORT SERVICE CO., LTD.
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont'd)

(h)	Impairment of long-lived assets

Long-lived assets are comprised of property, plant and equipment. Pursuant to the provisions of ASC360-10, “Property, plant and equipment”, long-lived assets to be held and used are reviewed for possible impairment whenever events indicate that the carrying amount of such assets may not be recoverable by comparing the undiscounted cash flows associated with the assets to their carrying amounts. If such a review indicates an impairment, the carrying amount would be reduced to fair value.

If long-lived assets are to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale are presented separately in the appropriate asset and liability sections of the balance sheet.

Based on the Company’s assessment, there were no events or changes in circumstances that would indicate any impairment of long-lived assets as of June 30, 2010 and December 31, 2009.

(i)	Fair value measurements

In April 2009, the FASB issued ASC 820-10-65-4 (formerly FSP No. 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”). This standard emphasizes that even if there has been a significant decrease in the volume and level of activity, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants. This standard provides a number of factors to consider when evaluating whether there has been a significant decrease in the volume and level of activity for an asset or liability in relation to normal market activity. In addition, when transactions or quoted prices are not considered orderly, adjustments to those prices based on the weight of available information may be needed to determine the appropriate fair value. This standard is effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively. Early adoption is permitted for periods ending after March 15, 2009. The adoption of this standard did not have a material effect on the financial statements.

In August 2009, the FASB issued Accounting Standards Update “ASU” 2009-5 “Measuring Liabilities at Fair Value”. This ASU provides amendments to ASC 820-10 “Fair Value Measurements and Disclosures” to address concerns regarding the determination of the fair value of liabilities. Because liabilities are often not “traded”, due to restrictions placed on their transferability, there is typically a very limited amount of trades (if any) from which to draw market participant data. As such, many entities have had to determine the fair value of a liability through the use of a hypothetical transaction. This ASU clarifies the valuation techniques that must be used when the liability subject to the fair value determination is not traded as an asset in an active market. The management does not expect the adoption of this ASU to have a material effect on the financial statements.

FUJIAN XING GANG PORT SERVICE CO., LTD.
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (.../Cont'd)

(j)	Revenue recognition

The Company recognizes contract revenues under the percentage-of-completion method to determine the appropriate amount to be recognized in a given period. Depending on the nature of contracts, the stage of completion is measured by reference to (a) the proportion of contract costs incurred for work performed to date to estimated total contract costs; (b) the amount of work certified by site engineer; or (c) completion of physical proportion of the contract work. The difference between amounts billed and recognized as revenue is reflected in the balance sheet as either contract revenues in excess of billings or billings in excess of contract revenues. Provisions for estimated losses on contracts in progress will be made in the period in which they are identified.  In the event that contract revenue cannot be estimated reliably, contract revenue is recognized only to the extent of contract costs incurred that are likely to be recoverable. The cost of contract revenue includes consumable stores, dredgers' hire charges, salaries and wages and depreciation of dredgers.

(k)	Income taxes

The Company accounts for income taxes under ASC 740 “Income Taxes”. Deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be effective when the differences are expected to reverse.

Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of income in the period that includes the enactment date.

The Company adopted ASC 740, “Income Taxes”, which prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

FUJIAN XING GANG PORT SERVICE CO., LTD.
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (.../Cont'd)

(l)	Other comprehensive income

The Company has adopted ASC 220 “Comprehensive Income”.  This statement establishes rules for the reporting of comprehensive income and its components.  Comprehensive income consists of net income and foreign currency translation adjustments.

Other comprehensive income consists of the following for the six months ended June 30, 2010 and 2009:

	For the Three Months		For the Six Months
	Ended June 30,		Ended June 30,
	2010	2009	2010	2009

Net income	$10,219,693	$8,497,197	$17,360,108	$15,287,535
Other comprehensive income
- Foreign currency translation adjustments	602,366	15,366	614,916	(35,681)
Total comprehensive income	$10,822,059	$8,512,563	$17,975,024	$15,251,854

(m)	Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and environmental claims arising out of the normal course of businesses that relate to a wide range of matters, including among others, contracts breach liability. The Company records accruals for such contingencies based upon the assessment of the probability of occurrence and, where determinable, an estimate of the liability. Management may consider many factors in making these assessments including past history, scientific evidence and the specifics of each matter.

As of June 30, 2010 and December 31, 2009, the Company's management has evaluated all such proceedings and claims. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, liquidity or results of operations.

(n)	Economic and political risks

The Company's operations are conducted in the PRC.  Accordingly, the Company's business, financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC, and by the general state of the PRC economy.

The Company's operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company's results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances aboard, and rates and methods of taxation, among other things.

FUJIAN XING GANG PORT SERVICE CO., LTD.
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (.../Cont'd)

(o)	Pension and employee benefits

Full time employees of the Company participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Company to accrue for these benefits based on certain percentages of the employees' salaries. Costs for pension and employee benefits for the periods ended June 30, 2010 and 2009 were $19,494 and $17,212, respectively.

(p)	Segment information

ASC 280 “Segment reporting” establishes standards for reporting information on operating segments in interim and annual financial statements. The Company has only one segment, all of the Company's operations and customers are in the PRC and all incomes are derived from the services of dredging. Accordingly, no geographic information is presented.

(q)	Recently issued accounting standards

We describe below recent pronouncements that have had or may have a significant effect on our financial statements. We do not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to our financial condition, results of operations, or disclosures.

In May 2009, the FASB issued guidance within Topic 855-10 (formerly SFAS 165, “Subsequent Events”) relating to subsequent events. This guidance establishes principles and requirements for subsequent events.  This guidance defines the period after the balance sheet date during which events or transactions that may occur would be required to be disclosed in a company’s financial statements. Public entities are required to evaluate subsequent events through the date that financial statements are issued. This guidance also provides guidelines in evaluating whether or not events or transactions occurring after the balance sheet date should be recognized in the financial statements. This guidance requires disclosure of the date through which subsequent events have been evaluated. This Statement is effective for interim and annual periods ending after June 15, 2009. The Company has adopted this standard as of December 31, 2009. The adoption of this standard does not have a material impact on the Company’s financial statements.

FUJIAN XING GANG PORT SERVICE CO., LTD.
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (.../Cont'd)

(q)	Recently issued accounting standards (…/Cont'd)

In June 2009, the FASB issued FASB ASC 105-10-05, 10, 15, 65, 70 (“FASB ASC 105-10-05, 10, 15, 65, 70”), (formerly FASB Statement No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles - a replacement of FASB Statement No. 162). FASB ASC 105-10-05, 10, 15, 65, 70 establishes the FASB ASC as the source of authoritative GAAP for nongovernmental entities. The ASC does not change GAAP, instead it takes individual pronouncements that currently comprise GAAP and reorganizes them into Topics. Contents in each Topic are further organized by Subtopic, then Section and finally Paragraph. The Paragraph level is the only level that contains substantive content. Citing particular content in the ASC involves specifying the unique numeric path to the content through the Topic, Subtopic, Section and Paragraph structure. FASB suggests that all citations begin with “FASB ASC.” FASB ASC 105-10-05, 10, 15, 65, 70 was effective for interim and annual periods ending after September 15, 2009 and does not have an impact on the Company's financial statements.

In June 2009, the FASB issued ASC 810.10, guidance to change financial reporting by enterprises involved with variable interest entities (“VIEs”) which modifies how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. This pronouncement clarifies that the determination of whether a company is required to consolidate an entity is based on, among other things, an entity's purpose and design and a company's ability to direct the activities of the entity that most significantly impact the entity's economic performance. The guidance requires an ongoing reassessment of whether a company is the primary beneficiary of a variable interest entity. This guidance also requires additional disclosures about a company's involvement in variable interest entities and any significant changes in risk exposure due to that involvement. This guidance is effective for fiscal years beginning after November 15, 2009. The Company does not anticipate that the adoption of this statement will have a material impact on its financial statement.

In August 2009, the FASB issued ASU No. 2009-05, Measuring Liabilities at Fair Value. ASU 2009-05 amended ASC 820, Fair Value Measurements.  Specifically, ASU 2009-05 provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not avaliable, a reporting entity is required to measure fair value using one or more of the following methods: 1) a valuation technique that uses a) the quoted price of the identical liability when traded as an asset or b) quoted prices for similar liabilities or similar liabilities when traded as assets and/or 2) a valuation technique that is consistent with the principles of ASC 820 (e.g. an income approach or market approach). ASU 2009-05 also clarifies that when estimating the fair value of a liability, a reporting entity is not required to adjust to include inputs relating to the existence of transfer restrictions on that liability. The Company does not anticipate that the adoption of this statement will have a material impact on its financial statement.

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

FUJIAN XING GANG PORT SERVICE CO., LTD.
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

2.	CASH

Cash represents cash in bank and cash on hand. Cash as of June 30, 2010 and December 31, 2009 was $22,894,565 and $23,343,469 respectively. Renminbi is not a freely convertible currency and the remittance of funds out of the PRC is subject to the exchange restrictions imposed by the PRC government.

3.	RESTRICTED CASH

Restricted cash is safe deposit held by owners of leased dredgers being used by the Company. It will be returned to the Company when the corresponding leases end. Restricted cash as of June 30, 2010 and December 31, 2009 was $25,968,089 and $8,422,440 respectively.

FUJIAN XING GANG PORT SERVICE CO., LTD.
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

4.	COST AND ESTIMATED EARNINGS IN EXCESS OF BILLINGS ON UNCOMPLETED CONTRACTS

Cost and estimated earnings in excess of billings represent amounts of revenue earned under contracts in progress but not billed at the balance sheet date. These amounts become billable according to the contract terms, which usually consider passage of time, and/or completion of the project. As of June 30, 2010 and December 31, 2009, the balance of cost and estimated earnings in excess of billings on uncompleted contracts was $8,845,328 and $2,211,411 respectively. Cost and estimated earnings in excess of billings include the following:

June 30, 2010
				Cost and estimated
Name of contract	Estimated	Total revenue	Amount	earnings in excess	Status of contract
(Contract period)	contract value	recognized	received/billed	of billings	(Completion %)

1. Tangshan Caofeidian Dredging and Reclamation I	$9,236,094	$9,268,977	$9,268,977	$-	100%

2. Tangshan Caofeidian Dredging and Reclamation II	11,028,172	11,014,980	11,014,980	-	100%

3. Tangshan Caofeidian Dredging and Reclamation III	10,019,505	4,982,377	4,002,413	979,964	50%

4. Tangshan Caofeidian Dredging and Reclamation IV	8,830,750	3,876,915	3,530,395	346,520	44%

5. Tangshan Caofeidian Dredging and Reclamation V	7,896,728	3,520,228	3,156,692	363,536	45%

6. Oujiang Port Liantian Dredging I	7,127,249	7,131,619	7,131,619	-	100%

7. Oujiang Port Liantian Dredging II	4,197,158	4,245,908	4,245,908	-	100%

8. Zhuhai Gaolan Port Dredging I	1,671,824	1,701,669	1,701,669	-	100%

9. Zhuhai Gaolan Port Dredging II	2,089,780	2,104,910	2,104,910	-	100%

10. Zhuhai Gaolan Port Dredging III	2,867,031	2,524,234	1,907,965	616,269	88%

11. Zhanjiang Industrial Centre Dredging and Reclamation	13,588,702	13,648,547	9,955,834	3,692,713	100%

12. Qinzhou Port Channel Dredging	1,343,325	1,007,495	-	1,013,065	75%

13. Tianjin South Port Industrial Zone Dredging & Reclamation	6,371,937	884,991	-	889,885	14%

14. Jingtang Port Channel Dredging	4,730,382	656,997	-	660,631	14%

15. Panjin Vessels Industrial Base Project	10,628,987	281,190	-	282,745	3%

	$101,627,624	$66,851,037	$58,021,362	$8,845,328

FUJIAN XING GANG PORT SERVICE CO., LTD.
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

5.	COST AND ESTIMATED EARNINGS IN EXCESS OF BILLINGS ON UNCOMPLETED CONTRACTS

December 31, 2009
				Cost and estimated
Name of contract	Estimated	Total revenue	Amount	earnings in excess	Status of contract
(Contract period)	contract value	recognized	received/billed	of billings	(Completion %)

1. Tangshan Caofeidian Dredging and Reclamation I	$9,220,678	$6,028,905	$5,532,167	$496,738	65%

2. Tangshan Caofeidian Dredging and Reclamation II	11,009,765	7,325,728	6,605,511	720,217	67%

3. Oujiang Port Liantian Dredging II	7,115,354	6,336,300	5,691,971	644,329	89%

4. Zhuhai Gaolan Port Dredging III	1,669,034	1,184,474	834,347	350,127	71%

	$29,014,831	$20,875,407	$18,663,996	$2,211,411

The Company's customers are state-owned companies of China. There is no credit term, customers settle the balances according to percentage of completion of contracts and the date of settlement has been specified in the contracts. The Company believes all outstanding balances can be fully collected within 10 days after the completion of contracts and project completed reports issued, therefore, no provision on  allowance for doubtful accounts was provided as of June 30, 2010 and December 31, 2009.

The following schedule summarizes changes in backlog on contracts during the six months ended June 30, 2010. Backlog represents the amount of revenue the Company expects to realize from work to be performed on uncompleted contracts in progress at year end and from contractual agreements on which work has not yet begun.

Backlog balance at December 31, 2009	$8,139,422
New contracts entered during the six months ended June 30, 2010	173,105,868
Add: Adjustment of contracts due to change orders during the period	231,945
Adjusted contract amount at June 30, 2010	181,477,235
Less: Contract revenue earned during the six months ended June 30, 2010	(45,981,433)
Backlog balance at June 30, 2010	$135,495,802

FUJIAN XING GANG PORT SERVICE CO., LTD.
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

6.	INVENTORIES

The Company provides dredging services for its customers in the PRC of China. Inventories consist of consumable parts which are used for dredging projects. As of June 30, 2010 and December 31, 2009, the balance of inventories was $1,193,210 and $429,226 respectively.

7.	OTHER RECEIVABLES

Other receivables as of June 30, 2010 and December 31, 2009 consist of the following:

	June 30, 2010	December 31, 2009

Social insurance prepaid for staff	$1,079	$312

Other receivables mainly represent social insurance prepaid for staff's portion by the Company, this amount will be directly deducted from staff's salaries and it is interest free.

8.	DUE FROM RELATED COMPANIES

Due from related companies as of June 30, 2010 and December 31, 2009 consist of the following:

	June 30, 2010	December 31, 2009

China Dredging Group Co., Ltd.	$73,731	$-
Fujian WangGang Dredging Construction Co., Ltd.	12,619,725	-
	$12,693,456	$-

The amount due from China Dredging Group Co., Ltd. ("China Dredging") was the legal fee paid by the Company on behalf of China Dredging.

The amount due from Fujian WangGang Dredging Construction Co., Ltd. (“Fujian Dredging”) was the 50% ownership of the Company acquired from Wonder Dredging Engineering Limited Liability Company ("Wonder Dredging") in June with a consideration of $23,602,460 (Renminbi 158,597,183) which included the subscription receivable $10,982,735 (Renminbi 75,000,000), the subscription receivable is classified as a reduction of equity, therefore, the balance is classified as due from a related company.

Fujian Dredging is a subsidiary of China Dredging (HK) Company Limited which is wholly owned by China Dredging.

The amount due from related companies is unsecured, interest free and have no fixed terms of repayment.

FUJIAN XING GANG PORT SERVICE CO., LTD.
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

9.	PREPAID DREDGER DEPOSIT

Prepaid dredger deposit as of June 30, 2010 and December 31, 2009 consists of the following:

	June 30, 2010	December 31, 2009

Prepaid dredger deposit	$2,211,932	$2,197,158

Prepaid dredger represents a deposit of a new dredger before delivery. The Company paid deposit for the acquisition of dredger which will be used for the expansion of dredging operations.

10.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of June 30, 2010 and December 31, 2009 consist of the following:

	June 30, 2010	December 31, 2009

Dredgers	$52,784,632	$52,146,433
Machinery	37,883	-
Office equipment	3,808	3,783
	52,826,323	52,150,216
Less: Accumulated depreciation	(11,136,380)	(8,638,979)
	$41,689,943	$43,511,237

Total depreciation expense for the six months ended June 30, 2010 and 2009 was $2,497,401 and $2,475,429 respectively in which depreciation expense of dredgers and machinery (2010: $2,493,402 and 2009: $2,475,070) has been included in cost of revenue.

There are three dredgers owned by the Company. Dredgers with net book value as of  June 30, 2010 and December 31, 2009 was $41,653,113 and $43,508,412 respectively, are pledged as collateral for the bank short-term and long-term loans (see Notes 11 and 13) and for a related company, Fujian Province Pingtan County Ocean Fishery Holdings Limited (see Note 16).

FUJIAN XING GANG PORT SERVICE CO., LTD.
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

11.	TERM LOANS

Short term loan of $3,368,976 outstanding at December 31, 2009, represents borrowings from Fuzhou City Rural Credit Cooperative on February 23, 2009 which was fully paid on February 22, 2010.

	June 30, 2010	December 31, 2009

Fuzhou City Rural Credit Cooperative	$-	$3,368,976
Fujian Haixia Bank Co., Ltd (see Note 13)	4,423,865	3,661,930
	$4,423,865	$7,030,906

Interest expenses incurred during the period/year	$34,890	$209,212
Range of monthly interest rate	5.974%	5.974%
Weighted average monthly interest rate	5.358%	5.974%

The above short-term loan balance at June 30, 2010 was reclassified to current (see Note 13).

Interest expense on the short-term loan was $ 34,890 and $85,807 for the six months ended June 30, 2010 and 2009 respectively.

12.	ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables as of June 30, 2010 and December 31, 2009 consist of the following:

	June 30, 2010	December 31, 2009

Accrued interest	$24,741	$27,527
Accrued salaries and wages	74,372	69,405
Accrued staff benefits	129,853	103,671
Other payables	405,055	-
Other tax payables	137,465	9,077
	$771,486	$209,680

Other tax payables represent payables other than income tax which consist of individual salary tax, stamp duty and embankment tax.

FUJIAN XING GANG PORT SERVICE CO., LTD.
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

13.	LONG-TERM LOANS

The Company has entered into three loan agreements with two banks in the PRC to obtain fixed-rate term loans with maturities exceeding 12 months to meet its working capital needs. Two loan agreements were signed on September 28, 2008 and February 8, 2010 with Fujian Haixia Bank Co., Ltd, one loan agreement was signed on February 24, 2010 with Fuzhou City Rural Credit Cooperative. The long-term loans as of June 30, 2010 and December 31, 2009 consist of the following:

	June 30, 2010		December 31, 2009

Term loans, net of current portion
Fujian Haixia Bank Co., Ltd	$6,635,798		$3,295,738
Fuzhou City Rural Credit Cooperative	1,327,159		-
	$7,962,957		$3,295,738

Maximum balance outstanding during the period/year	$14,451,293		$8,788,633
Interest expenses incurred during the period/year	407,937		546,641
Range of monthly interest rate	5.40‰ - 7.8975	‰	5.400 - 5.850	‰
Weighted average monthly interest rate	5.358	‰	5.71	‰

Two long-term loans from Fujian Haixia Bank are secured by the Company's one of dredgers, Xinggangjun 66. One is guaranteed by Xinrong Zhuo, the Chairman and Chief Executive Officer of the Company and the son of Zhuo Panxing (an owner of Wonder Dredging). The other loan is guaranteed by Lin Qing and Xinrong Zhuo. Long term loan from Fuzhou City Rural Credit Cooperative is secured by Xingganjung 3, the dredger of the Company. There are no restrictive financial covenants associated with the long-term loans.

Interest expense on the long-term loans was $407,937 and $309,530 for the six months ended June 30, 2010 and 2009 respectively.

The scheduled principal payments through the maturity date of the Company's long-term loan at June 30, 2010 are as follows:

	Note
2011	11	$4,423,865
2012		5,013,714
2013		2,949,243
		$12,386,822

FUJIAN XING GANG PORT SERVICE CO., LTD.
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

14.	OWNERS' EQUITY AND RETAINED EARNINGS

(a)	Registered capital

The Company was incorporated on January 8, 2008 in the PRC. On September 21, 2009, the Company's registered capital was increased to $29,002,371 (Renminbi 200,000,000). $20,501,105 (Renminbi 140,000,000) was contributed by Fujian Lutong Highway Engineering Construction Co. Ltd (“Lutong Highway”). As a result, Lin Qing’s ownership was reduced to 21%, and Zhuo Panxing’s ownership was reduced to 9% and Lutong Highway held the remaining 70% as of December 31, 2009. Lutong Highway has only funded $9,518,370 (Renminbi 65,000,000) of the $20,501,105 (Renminbi 140,000,000) commitment thereby creating a subscription receivable which is classified as a reduction of equity. The subscription receivable of $10,982,735 (Renminbi 75,000,000) was originally payable by Lutong Highway, however, on March 3, 2010, Lutong Highway sold all its ownership to Lin Qing, who assumed the obligation to fulfill the unfunded subscription amount. Following the transfer of ownership interests to Lin Qing, his ownership percentage increased to 91% and Zhuo Panxing continued to hold 9% of the ownership.

On May 20, 2010, Lin Qing and Zhuo Panxing sold all of their ownerships to Wonder Dredging whereby Wonder Dredging assumed the unfunded subscription obligation of Lin Qing. Accordingly, as of May 20, 2010, Wonder Dredging held 100% of the ownership of the Company. The total registered capital contributed or committed remained unchanged at $29,002,371(Renminbi 200,000,000), of which $10,982,735 (Renminbi 75,000,000) was unfunded.

On June 29, 2010, Fujian WangGang Dredging Construction Co., Ltd. (“Fujian Dredging”) obtained 50% ownership of Xing Gang from Wonder Dredging by virtue of a capital contribution of $23,602,460 (Renminbi 158,597,183) into Xing Gang, the amount includes the unfunded subscription amount of $10,982,735 (Renminbi 75,000,000). Fujian Dredging is obligated to fund the total capital commitment on or before September 21, 2011 and $12,619,725 (Renminbi 83,597,183 ) was funded as of June 30, 2010. As of June 29, 2010, Wonder Dredging held 50% of the ownership of the Company and Fujian Dredging held 50% of the ownership.

(b)	Retained earnings and statutory reserves

Retained earnings and statutory reserves as of June 30, 2010 and December 31, 2009 consist of the following:

	June 30, 2010	December 31, 2009

Retained earnings	$10,219,693	$43,946,972

Statutory reserves	$4,888,018	$4,888,018

The Company is required to transfer 10% of its net profits after income tax, as determined in accordance with the PRC accounting rules and regulations. Appropriation to the statutory reserve by the Company is based on profit arrived at under PRC accounting standards for business enterprises for each year.

FUJIAN XING GANG PORT SERVICE CO., LTD.
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

14.	OWNERS' EQUITY AND RETAINED EARNINGS (…/Cont'd)

(b)	Retained earnings and statutory reserves (…/Cont'd)

The profit arrived at must be set off against any accumulated losses sustained by the Company in prior years, before allocation is made to the statutory reserve. Appropriation to the statutory reserve must be made before distribution of dividends to owners. The appropriation is required until the statutory reserve reaches 50% of the owners’ equity. This statutory reserve is not distributable in the form of cash dividends.

On May 27, 2010, the Company held a director’s resolution to declare dividend to its owner, Wonder Dredging, with an amount of $51,087,387 (Renminbi 350,803,477), which is the entire accumulated retained profits of the Company from inception through March 31, 2010.

15.	INCOME TAXES

All of the Company's income is generated in the PRC.
	For the Three Months Ended		For the Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009

Current income tax expense	$3,402,328	$2,834,991	$5,784,341	$5,100,233

The Company's income tax provision in respect of operations in PRC is calculated at the applicable tax rates on the estimated assessable profits for the year based on existing legislation, interpretations and practices in respect thereof. The standard tax rate applicable to the Company was 25% which was effective on January 1, 2008.

A reconciliation of the expected income tax expense to the actual income tax expense for the six months ended June 30, 2010 and 2009 was as follows:
	For the Three Months Ended		For the Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009
Income before tax	$13,622,021	$11,332,188	$23,144,449	$20,387,768

Expected PRC income tax expense
at statutory tax rate of 25%	$3,405,505	$2,833,047	$5,786,112	$5,096,942
Effect on exchange rate	(3,177)	1,944	(1,771)	3,291
Actual income tax expense	$3,402,328	$2,834,991	$5,784,341	$5,100,233

FUJIAN XING GANG PORT SERVICE CO., LTD.
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

15.	INCOME TAXES (…/Cont’d)

The PRC tax system is subject to substantial uncertainties and has been subject to recently enacted changes, the interpretation and enforcement of which are also uncertain. There can be no assurance that changes in PRC tax laws or their interpretation or their application will not subject the Company to substantial PRC taxes in future.

No deferred tax liability has been provided as the amount involved is immaterial. The Company has analyzed the tax positions taken or expected to be taken in its tax filings and has concluded it has no material liability related to uncertain tax positions.

For the six months ended June 30, 2010 and 2009, there is no unrecognized tax benefit. Management does not anticipate any potential future adjustments in the next twelve months which would result in a material change to its financial tax position. As of June 30, 2010 and 2009, the Company did not accrue any interest and penalties.

16.	RELATED PARTY TRANSACTIONS

(a)	Operating lease commitments

In 2008, the Company entered into an office rental agreement with Lin Ping, a relative of one of the former owners, Lin Qing, from January 1, 2008 to December 31, 2009. This agreement has been renewed and extended the period from January 1, 2010 to December 31, 2015. The Company also entered into dredger and crew hire agreements from June 1, 2008 and May 31, 2016 with Fujian Lutong Highway Engineering Construction Co., Ltd., (a company owned by Lin Xiu Zhen), one of the former owners of the Company. Office rental and dredger rental paid for the periods ended June 30, 2010 and 2009 was as follows:

		For the Six Months Ended
		June 30,
	Name of related party	2010	2009

Office rental	Lin Ping	$11,553	$8,870
Hire charge of dredger	Fujian Lutong Highway Engineering
	Construction Co., Ltd	513,279	512,280
Hire charge of crew	Fujian Lutong Highway Engineering
	Construction Co., Ltd	263,972	263,458
		$788,804	$784,608

Hire charges of dredger and crew are included as part of the cost of revenue. Office rental is included in the general and administrative expenses.

FUJIAN XING GANG PORT SERVICE CO., LTD.
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

16.	RELATED PARTY TRANSACTIONS (…/Cont’d)

(b)	Financial Guarantee

The Company had the following financial guarantee as of June 30, 2010:

Guarantees given to the bank to secure the bank loan granted to related party	$7,850,960

The Company pledged one of dredgers, Xinggangjun 6, to bank for the related party, Fujian Province Pingtan County Ocean Fishery Holdings Limited which engages in fishery, to obtain a bank loan. There was no outstanding contingent paymant obligation by the Company in respect to the indebtedness of the related party.

The related company is indirectly under control of Fujian Honglong Ocean Fishery Huanghe Company Limited (“Honglong”), which Lin Ping had 92.5% of the ownership holding of Honlong. Lin Ping is the daughter-in-law of Zhuo Panxing, one of owners of Wonder Dredging which held 50% ownership of Xing Gang, and sister of Lin Qing, the principal owner of Wonder Dredging.

(c)	Long-term loans

Two long-term loans from Fujian Haixia Bank are secured by one of the Company's dredgers, Xinggangjun 66. One loan is guaranteed by Xinrong Zhuo, the Company's Chairman and Chief Executive Officer and son of Zhuo Panxing, an owner of Wonder Dredging. The other loan is guaranteed by Xinrong Zhuo and Lin Qing (the other owner of Wonder Dredging).  The loans are non-recourse to the Company.

17.	CERTAIN RISKS AND CONCENTRATIONS

(a)	Credit risk

As of June 30, 2010 and 2009, substantially all of the Company’s cash included bank deposits in accounts maintained within the PRC where there is currently no rule or regulation in place for obligatory insurance to cover bank deposits in the event of bank failure. However, the Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts.

(b)	Major customers

Customers accounting for 10% or more of the Company's revenues as follows:

	For the Six Months Ended
	June 30,
	2010	2009

Customer A	42.0%	-
Customer B	29.7%	24.5%
Customer C	11.2%	18.6%
Customer D	11.0%	56.9%
	93.9%	100.0%

FUJIAN XING GANG PORT SERVICE CO., LTD.
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

17.	CERTAIN RISKS AND CONCENTRATIONS (…/Cont'd)

(c)	Major suppliers

Suppliers accounting for 10% or more of the Company's total purchases as follows:

	For the Six Months Ended
	June 30,
	2010	2009

Supplier A	31.3%	64.6%
Supplier B	29.8%	-
Supplier C	29.6%	-
Supplier D	-	30.1%
	90.7%	94.7%

18.	OPERATING LEASE COMMITMENTS

The total future minimum lease payments under non-cancellable operating leases with respect to dredgers, crew and office as of June 30, 2010 are payable as follows:

	Hire charge	Hire charge	Consumable
	of dredgers	of crew	stores supply	Office rental	Total
For the period ended June 30,
2011	$18,936,396	$3,641,136	$26,897,100	$11,617	$49,486,249
2012	8,228,389	3,326,746	26,897,100	11,617	38,463,852
2013	8,017,703	3,249,968	25,988,160	11,617	37,267,448
2014	1,732,681	1,061,727	-	11,617	2,806,025
2015	1,732,681	1,061,727	-	11,617	2,806,025
Thereafter	1,296,438	752,057	-	-	2,048,495
	$39,944,288	$13,093,361	$79,782,360	$58,085	$132,878,094

FUJIAN XING GANG PORT SERVICE CO., LTD.
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

18.	OPERATING LEASE COMMITMENTS (…/Cont’d)

Rental expenses under non-cancellable operating leases arrangements for the six months ended June 30, 2010 and 2009, was $2,018,641 and $1,597,229, respectively. $788,804 and $784,608 was of the rental expenses paid to the related parties for the six months ended June 30, 2010 and 2009 respectively (see Note 16(a)). The commitments include both the related parties transaction and non-related parties transaction, the total future lease payment to the related parties and third parties as of June 30, 2010 is summarized as follows:-

	Hire charge	Hire charge	Consumable	Office
	of dredgers	of crew	stores supply	rental	Total

Related parties transactions	$6,107,391	$3,140,945	$-	$58,085	$9,306,421
Non-related parties transactions	33,836,893	9,952,419	79,782,361	-	123,571,673
	$39,944,284	$13,093,364	$79,782,361	$58,085	$132,878,094

19.	CAPITAL COMMITMENT

The Company had the following capital commitment as of June 30, 2010:

Contracted, but not provided for:-
Acquisition of dredger, net of deposit paid	$27,280,503

According to the dredger purchase contract, the Company paid 7.5% $2,211,932 (Renminbi 15,000,000) (see Note 9) on June 2, 2009 as a deposit pursuant to the purchase contract which was signed on May 20, 2009. The balance due on the dredger amounting to $27,280,503 (Renminbi 185,000,000) is due on or before May 31, 2012 which is when the dredger is expected to be delivered to the Company.

FUJIAN XING GANG PORT SERVICE CO., LTD.
BALANCE SHEETS
(IN U.S. DOLLARS)

	December 31,
	2009	2008
Assets
Current assets
Cash	$23,343,469	$1,362,142
Restricted cash	8,422,440	8,427,995
Cost and estimated earnings in excess of billings on uncompleted contracts	2,211,411	-
Other receivables	312	-
Inventories	429,226	-
Total current assets	34,406,858	9,790,137

Other assets
Prepaid dredger deposit	2,197,158	-
Property, plant and equipment, net	43,511,237	48,497,870
Total other assets	45,708,395	48,497,870
Total assets	$80,115,253	$58,288,007

Liabilities and owners' equity
Current liabilities
Term loans	$7,030,906	$1,832,173
Dredgers payable	-	17,859,098
Income tax payable	2,042,047	2,223,002
Accrued liabilities and other payables	209,680	154,575
Total current liabilities	9,282,633	22,068,848

Non-current liabilities
Term loans, net of current portion	3,295,738	6,962,257
Total non-current liabilities	3,295,738	6,962,257
Total liabilities	12,578,371	29,031,105

Owners' equity
Registered capital	29,002,371	8,501,266
Statutory reserves	4,888,018	2,009,023
Retained earnings	43,946,972	18,061,369
Accumulated other comprehensive income	682,256	685,244
Subscription receivable	(10,982,735)	-
Total owners' equity	67,536,882	29,256,902

Total liabilities and owners' equity	$80,115,253	$58,288,007

See notes to the financial statements.

FUJIAN XING GANG PORT SERVICE CO., LTD.
STATEMENTS OF INCOME
(IN U.S. DOLLARS)

	For the year ended December 31,
	2009	2008

Contract revenue	$80,333,891	$54,480,271

Cost of contract revenue, includes depreciation expense of $4,951,518 and $3,686,503 for the year ended December 31, 2009 and 2008, respectively	(38,715,490)	(25,424,227)

Gross profit	41,618,401	29,056,044

General and administrative expenses	(2,531,132)	(2,152,575)

Income from operations	39,087,269	26,903,469

Other income (expense):
Interest income	29,833	43,172
Interest expenses	(755,853)	(179,504)
Total other income (expense)	(726,020)	(136,332)
Income before income taxes	38,361,249	26,767,137

Income tax expense	(9,596,651)	(6,696,745)

Net income	$28,764,598	$20,070,392

See notes to the financial statements.

FUJIAN XING GANG PORT SERVICE CO., LTD.
STATEMENT OF CHANGES IN OWNERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(IN U.S. DOLLARS)
				Accumulated
				other
	Registered	Statutory	Retained	comprehensive	Subscription
	Capital	reserves	earnings	income	receivable	Total

Balance as of January 8, 2008	$-	$-	$-	$-	$-	$-

Capital contributed by owners	8,501,266	-	-	-	-	8,501,266

Net income	-	-	20,070,392	-	-	20,070,392

Appropriation to statutory reserves	-	2,009,023	(2,009,023)	-	-	-
Foreign currency translation gain	-	-	-	685,244	-	685,244

Balance as of December 31, 2008	8,501,266	2,009,023	18,061,369	685,244	-	29,256,902

Capital contributed by owners	20,501,105	-	-	-	-	20,501,105
Subscription receivable	-	-	-	-	(10,982,735)	(10,982,735)

Net income	-	-	28,764,598	-	-	28,764,598

Appropriation to statutory reserves	-	2,878,995	(2,878,995)	-	-	-

Foreign currency translation loss	-	-	-	(2,988)	-	(2,988)

Balance as of December 31, 2009	$29,002,371	$4,888,018	$43,946,972	$682,256	$(10,982,735)	$67,536,882

See notes to the financial statements.

FUJIAN XING GANG PORT SERVICE CO., LTD
STATEMENTS OF CASH FLOWS
(IN U.S. DOLLARS)

	For the year ended December 31,
	2009	2008

Cash flows from operating activities:
Net income	$28,764,598	$20,070,392
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	4,952,236	3,686,744

Changes in operating assets and liabilities:
Cost and estimated earnings in excess of billings on uncompleted contracts	(2,210,343)	-
Other receivables	(311)	-
Inventories	(429,018)	-
Income tax payable	(179,402)	2,186,909
Accrued liabilities and other payables	55,179	152,067
Net cash provided by operating activities	30,952,939	26,096,112

Cash flows from investing activities:
Deposit paid for dredgers	(2,196,096)	-
Changes in restricted cash	-	(8,291,156)
Payment of purchases of property, plant and equipment	-	(33,768,198)
Net cash used in investing activities	(2,196,096)	(42,059,354)

Cash flows from financing activities:
Proceeds from short-term loans	3,367,348	-
Proceeds from long-term loan	-	8,651,641
Payment of dredger payable	(17,838,704)	-
Repayment of long-term loans	(1,830,080)	-
Capital contributions from owners	9,516,419	8,651,641
Net cash (used in)/provided by financing activities	(6,785,017)	17,303,282

Net increase in cash	21,971,826	1,340,040
Effect of exchange rate changes on cash	9,501	22,102
Cash at beginning of year	1,362,142	-
Cash at end of year	$23,343,469	$1,362,142

Non-cash investing and financing transactions:
Purchases of property, plant and equipment with issuance of debt	$-	$17,569,133

Supplemental information:
Cash paid for income tax	$9,596,651	$6,696,745
Cash paid for interest	$755,853	$179,504

See notes to the financial statements.

FUJIAN XING GANG PORT SERVICE CO., LTD.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

1.	DESCRIPTION OF BUSINESS AND ORGANIZATION

Fujian Xing Gang Port Service Co., Ltd. (the “Company”) formerly known as Fujian Xing Gang Shipping Co., Ltd., is a China-based company that provides subcontracting dredging services to government owned dredging general contractors throughout the People’s Republic of China (“(PRC”). The Company has focused its services on reclamation and maintenance dredging projects.

The Company was incorporated on January 8, 2008 with total registered capital $8,501,266 (Renminbi 60,000,000). The Company was owned by two individuals, Lin Qing and Lin Ping. Lin Qing contributed cash of $5,950,886 (Renminbi 42,000,000) holding 70% of the total ownership, while Lin Ping contributed cash of $2,550,380 (Renminbi 18,000,000) holding 30% of the total ownership.

On April 14, 2008, Lin Ping sold all of her ownership to her father-in-law, Zhuo Panxing.

On September 21, 2009, the Company’s registered capital was increased to $29,002,371 (Renminbi 200,000,000). $20,501,105 (Renminbi 140,000,000) was contributed by Fujian Lutong Highway Engineering Construction Co. Ltd (“Lutong Highway”). As a result, Lin Qing’s ownership was reduced to 21%, and Zhuo Panxing’s ownership was reduced to 9% and Lutong Highway held the remaining 70% as of December 31, 2009. Lutong Highway has only funded $9,518,370 (Renminbi 65,000,000) of the $20,501,105 (Renminbi 140,000,000) commitment thereby creating a subscription receivable of $10,982,735 (Renminbi 75,000,000) which is classified as a reduction of equity. The subscription receivable of $10,982,735 (Renminbi 75,000,000) was originally payable by Lutong Highway, however, on March 3, 2010, Lutong Highway sold all its ownership to Lin Qing, who assumed the obligation to fulfill the unfunded subscription amount. Following the transfer of ownership interests to Lin Qing, his ownership percentage increased to 91% and Zhuo Panxing continued to hold 9% of the ownership.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The Company’s financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (the “U.S. GAAP”).

(b)	Use of estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the years. Significant items subject to such estimates and assumptions include the recoverability of the carrying amount and the estimated useful lives of long-lived assets; valuation allowances for receivables, realizable values for inventories. Accordingly, actual results could differ from those estimates.

FUJIAN XING GANG PORT SERVICE CO., LTD.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (.../Cont’d)

(c)	Foreign currency translation
Assets and liabilities of foreign operation are translated at the rate of exchange in effect on the balance sheet date; income and expenses are translated at the average rate of exchange prevailing during the year. The year-end rates for December 31, 2009 and 2008 of Renminbi to one US dollar were 6.8270 and 6.8225 respectively; average rates for the year-end December 31, 2009 and 2008 were 6.8303 and 6.9351, respectively. The related translation adjustments are reflected in “Accumulated other comprehensive income” in the owners’ equity section of the balance sheet. As of December 31, 2009 and 2008, the accumulated foreign currency translation gain was $682,256 and $685,244 respectively. Foreign currency gains and losses resulting from transactions are included in earnings.

(d)	Cash
Cash consists of cash on hand and at banks. Substantially all of the Company’s cash deposits are held with financial institutions located in the PRC where there is currently no rule or regulation mandated on obligatory insurance of bank accounts. Management believes these financial institutions are of high credit quality.

(e)	Cost and estimated earnings in excess of billings on uncompleted contracts
Cost and estimated earnings in excess of billings on uncompleted contracts represent amounts due or billable under the terms of contracts with customers. The timing of when we bill our customers is generally based on advance billing terms or contingent upon completion of certain phases of the work, as stipulated in the contract. There is no amount related to retainage. The Company anticipates collection of all the outstanding balances within 10 days after completion reports of the contracts are issued. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing receivable. The Company provides an allowance for estimated uncollectible receivables when events or conditions indicate that amounts outstanding are not recoverable.

Outstanding account balances are reviewed individually for collectability. Based on the Company’s assessment of collectibility, there has been no allowance for doubtful accounts recognized for any of the two years ended December 31, 2009 and 2008.

(f)	Inventories
Inventories mainly consist of consumable parts including pipe, spare parts, and supplies used in the Company’s dredging operations. Inventories are stated at the lower of cost or market, using a weighted average cost method.

(g)	Property, plant and equipment
Property, plant and equipment are recorded at cost less accumulated depreciation. Expenditures for major additions and betterments are capitalized. Depreciation of property, plant and equipment is computed by the straight-line method over the assets estimated useful lives ranging from five to fifty years. Building improvements, are amortized on a straight-line basis over the estimated useful life.

Upon sale or retirement of property, plant and equipment, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

The estimated useful lives of the assets are as follows:

Estimated lives
Dredgers	10
Office equipment	5

FUJIAN XING GANG PORT SERVICE CO., LTD.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (.../Cont’d)

(h)	Impairment of long-lived assets
Long-lived assets are comprised of property, plant and equipment. Pursuant to the provisions of ASC360-10, “Property, plant and equipment’’, long-lived assets to be held and used are reviewed for possible impairment whenever events indicate that the carrying amount of such assets may not be recoverable by comparing the undiscounted cash flows associated with the assets to their carrying amounts. If such a review indicates an impairment, the carrying amount would be reduced to fair value.

If long-lived assets are to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale are presented separately in the appropriate asset and liability sections of the balance sheet.

Based on the Company’s assessment, there were no events or changes in circumstances that would indicate any impairment of long-lived assets as of December 31, 2009 and 2008.

(i)	Fair value measurements
In April 2009, the FASB issued ASC 820-10-65-4 (formerly FSP No. 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”). This standard emphasizes that even if there has been a significant decrease in the volume and level of activity, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants. This standard provides a number of factors to consider when evaluating whether there has been a significant decrease in the volume and level of activity for an asset or liability in relation to normal market activity. In addition, when transactions or quoted prices are not considered orderly, adjustments to those prices based on the weight of available information may be needed to determine the appropriate fair value. This standard is effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively. Early adoption is permitted for periods ending after March 15, 2009. The adoption of this standard did not have a material effect on the financial statements.

In August 2009, the FASB issued Accounting Standards Update “ASU” 2009-5 “Measuring Liabilities at Fair Value.” This ASU provides amendments to ASC 820-10 “Fair Value Measurements and Disclosures” to address concerns regarding the determination of the fair value of liabilities. Because liabilities are often not “traded”, due to restrictions placed on their transferability, there is typically a very limited amount of trades (if any) from which to draw market participant data. As such, many entities have had to determine the fair value of a liability through the use of a hypothetical transaction. This ASU clarifies the valuation techniques that must be used when the liability subject to the fair value determination is not traded as an asset in an active market. The management does not expect the adoption of this ASU to have a material effect on the financial statements.

(j)	Revenue recognition
The Company recognizes contract revenues under the percentage-of-completion method to determine the appropriate amount to be recognized in a given period. Depending on the nature of contracts, the stage of completion is measured by reference to (a) the proportion of contract costs incurred for work performed to date to estimated total contract costs; (b) the amount of work certified by site engineer; or (c) completion of physical proportion of the contract work. The difference between amounts billed and recognized as revenue is reflected in the balance sheet as either contract revenues in excess of billings or billings in excess of contract revenues. Provisions for estimated losses on contracts in progress will be made in the period in which they are identified. In the event that contract revenue cannot be estimated reliably, contract revenue is recognized only to the extent of contract costs incurred that are likely to be recoverable. The cost of contract revenue includes consumable stores, dredgers' hire charges, salaries and wages and depreciation of dredgers.

FUJIAN XING GANG PORT SERVICE CO., LTD.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (.../Cont’d)

(k)	Income taxes

The Company accounts for income taxes under ASC 740 “Income Taxes.” Deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be effective when the differences are expected to reverse.

Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of income in the period that includes the enactment date.

The Company adopted ASC 740, “Income Taxes,” which prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

(l)	Other comprehensive income

The Company has adopted ASC 220 “Comprehensive Income.” This statement establishes rules for the reporting of comprehensive income and its components.  Comprehensive income consists of net income and foreign currency translation adjustments.

Other comprehensive income consists of the following for the years ended December 31, 2009 and 2008:

	2009	2008

Net income	$28,764,598	$20,070,392
Other comprehensive income
- Foreign currency translation adjustments	(2,988)	685,244
Total comprehensive income	$28,761,610	$20,755,636

(m)	Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and environmental claims arising out of the normal course of businesses that relate to a wide range of matters, including among others, contracts breach liability. The Company records accruals for such contingencies based upon the assessment of the probability of occurrence and, where determinable, an estimate of the liability. Management may consider many factors in making these assessments including past history, scientific evidence and the specifics of each matter.

As of December 31, 2009 and 2008, the Company’s management has evaluated all such proceedings and claims. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s financial position, liquidity or results of operations.

FUJIAN XING GANG PORT SERVICE CO., LTD.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (.../Cont’d)

(n)	Economic and political risks

The Company’s operations are conducted in the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC, and by the general state of the PRC economy.

The Company’s operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange.  The Company’s results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances aboard, and rates and methods of taxation, among other things.

(o)	Pension and employee benefits

Full time employees of the Company participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Company to accrue for these benefits based on certain percentages of the employees’ salaries. Costs for pension and employee benefits for the years ended December 31, 2009 and 2008 were $34,618 and $19,856, respectively.

(p)	Segment information

ASC 280 “Segment reporting” establishes standards for reporting information on operating segments in interim and annual financial statements. The Company has only one segment, all of the Company’s operations and customers are in the PRC and all income are derived from the services of dredging. Accordingly, no geographic information is presented.

(q)	Recently issued accounting standards

We describe below recent pronouncements that have had or may have a significant effect on our financial statements. We do not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to our financial condition, results of operations, or disclosures.

In May 2009, the FASB issued guidance within Topic 855-10 (formerly SFAS 165, “Subsequent Events”) relating to subsequent events. This guidance establishes principles and requirements for subsequent events.  This guidance defines the period after the balance sheet date during which events or transactions that may occur would be required to be disclosed in a company’s financial statements. Public entities are required to evaluate subsequent events through the date that financial statements are issued. This guidance also provides guidelines in evaluating whether or not events or transactions occurring after the balance sheet date should be recognized in the financial statements.  This guidance requires disclosure of the date through which subsequent events have been evaluated. This Statement is effective for interim and annual periods ending after June 15, 2009. The Company has adopted this standard as of December 31, 2009. The adoption of this standard does not have a material impact on the Company’s financial statements.

In June 2009, the FASB issued FASB ASC 105-10-05, 10, 15, 65, 70 (“FASB ASC 105-10-05, 10, 15, 65, 70”), (formerly FASB Statement No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles - a replacement of FASB Statement No. 162). FASB ASC 105-10-05, 10, 15, 65, 70 establishes the FASB ASC as the source of authoritative GAAP for nongovernmental entities. The ASC does not change GAAP, instead it takes individual pronouncements that currently comprise GAAP and reorganizes them into Topics. Contents in each Topic are further organized by Subtopic, then Section and finally Paragraph. The Paragraph level is the only level that contains substantive content. Citing particular content in the ASC involves specifying the unique numeric path to the content through the Topic, Subtopic, Section and Paragraph structure. FASB suggests that all citations begin with “FASB ASC.” FASB ASC 105-10-05, 10, 15, 65, 70 was effective for interim and annual periods ending after September 15, 2009 and does not have an impact on the Company’s financial statements.

FUJIAN XING GANG PORT SERVICE CO., LTD.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (.../Cont’d)

(q)	Recently issued accounting standards (…/Cont’d)

In June 2009, the FASB issued ASC 810.10, guidance to change financial reporting by enterprises involved with variable interest entities (“VIEs”) which modifies how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. This pronouncement clarifies that the determination of whether a company is required to consolidate an entity is based on, among other things, an entity's purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity's economic performance. The guidance requires an ongoing reassessment of whether a company is the primary beneficiary of a variable interest entity. This guidance also requires additional disclosures about a company’s involvement in variable interest entities and any significant changes in risk exposure due to that involvement. This guidance is effective for fiscal years beginning after November 15, 2009. The Company does not anticipate that the adoption of this statement will have a material impact on its financial statement.

In August 2009, the FASB issued ASU No. 2009-05, Measuring Liabilities at Fair Value. ASU 2009-05 amended ASC 820, Fair Value Measurements. Specifically, ASU 2009-05 provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following methods: 1) a valuation technique that uses a) the quoted price of the identical liability when traded as an asset or b) quoted prices for similar liabilities or similar liabilities when traded as assets and/or 2) a valuation technique that is consistent with the principles of ASC 820 (e.g., an income approach or market approach). ASU 2009-05 also clarifies that when estimating the fair value of a liability, a reporting entity is not required to adjust to include inputs relating to the existence of transfer restrictions on that liability. The Company does not anticipate that the adoption of this statement will have a material impact on its financial statement.

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

3.	CASH

Cash represents cash in the bank and cash on hand. Cash as of December 31, 2009 and 2008 was $23,343,469 and $1,362,142 respectively. Renminbi is not a freely convertible currency and the remittance of funds out of the PRC is subject to the exchange restrictions imposed by the PRC government.

4.	RESTRICTED CASH

Restricted cash represents amounts on deposit with the owners of dredgers leased by the Company. Such amounts will be returned to the Company when the corresponding leases end. Restricted cash as of December 31, 2009 and 2008 was $8,422,440 and $8,427,995 respectively.

FUJIAN XING GANG PORT SERVICE CO., LTD.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

5.	COST AND ESTIMATED EARNINGS IN EXCESS OF BILLINGS ON UNCOMPLETED CONTRACTS

Cost and estimated earnings in excess of billings represent amounts of revenue earned under contracts in progress but not billed at the balance sheet date.  These amounts become billable according to the contract terms, which usually consider passage of time, and/or completion of the project. As of December 31, 2009 and 2008, the balance of cost and estimated earnings in excess of billings on uncompleted contracts was $2,211,411 and zero respectively. Cost and estimated earnings in excess of billings as of December 31, 2009 include the following:

				Cost and estimated
Name of contract	Estimated	Total revenue	Amount	earnings in excess	Status of contract
(Contract period)	contract value	recognized	received/billed	of billings	(Completion %)

1. Tangshan Caofeidian Dredging and Reclamation I	$9,220,678	$6,028,905	$5,532,167	$496,738	65%

2. Tangshan Caofeidian Dredging and Reclamation II	11,009,765	7,325,728	6,605,511	720,217	67%

3. Oujiang Port Liantian Dredging II	7,115,354	6,336,300	5,691,971	644,329	89%

4. Zhuhai Gaolan Port Dredging III	1,669,034	1,184,474	834,347	350,127	71%
	$29,014,831	$20,875,407	$18,663,996	$2,211,411

The Company’s customers are China state-owned companies. There are no credit terms and customers settle the balances according to percentage of completion of contracts and the date of settlement has been specified in the contracts. The Company believes all outstanding balances can be fully collected within 10 days after the completion of contracts and project completed reports issued. Therefore, no provision on allowance for doubtful accounts was provided as of December 31, 2009 and 2008.

The following schedule summarizes changes in backlog on contracts during the year ended December 31, 2009. Backlog represents the amount of revenue the Company expects to realize from work to be performed on uncompleted contracts in progress at year end and from contractual agreements on which work has not yet begun.

Backlog balance at December 31, 2008	$-
New contracts during the year	89,946,562
Less: Adjustment of contracts due to change orders during the year	(1,473,249)
Adjusted contract amount at December 31, 2009	88,473,313
Less: Contract revenue earned during the year	(80,333,891)
Backlog balance at December 31, 2009	$8,139,422

FUJIAN XING GANG PORT SERVICE CO., LTD.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

6.	INVENTORIES

The Company provides dredging services for its customers in the PRC. Inventories consist of consumable parts which are used for dredging projects. As of December 31, 2009 and 2008, the balance of inventories was $429,226 and zero, respectively.

7.	OTHER RECEIVABLES

Other receivables as of December 31, 2009 and 2008 consist of the following:

	2009	2008

Social insurance prepaid for staff	$312	$-

Other receivables mainly represent social insurance prepaid for staff’s portion by the Company, this amount will be directly deducted from staff's salaries and it is interest free.

8.	PREPAID DREDGER DEPOSIT

Prepaid dredger deposit as of December 31, 2009 and 2008 consists of the following:

	2009	2008

Prepaid dredger deposit	$2,197,158	$-

Prepaid dredger represents a deposit of a new dredger before delivery. The Company paid a deposit for the acquisition of one dredger which will be used for the expansion of dredging operations.

9.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of December 31, 2009 and 2008 consist of the following:

	2009	2008

Dredgers	$52,146,433	$52,180,828
Office equipment	3,784	3,786
	52,150,217	52,184,614
Less: Accumulated depreciation	(8,638,980)	(3,686,744)
	$43,511,237	$48,497,870

Total depreciation expense for the years ended December 31, 2009 and 2008 was $4,952,236 and $3,686,744, respectively, in which depreciation expense of dredgers (2009: $4,951,518 and 2008: $3,686,503) has been included in cost of revenue.

There are three dredgers owned by the Company. Dredgers with net book values as of December 31, 2009 and 2008 of $43,508,412 and $48,494,325 respectively, that were pledged as collateral for bank short-term and long-term loans (see Notes 10 and 13) and for loans to a related company, Fujian Province Pingtan County Ocean Fishery Holdings Limited (see Note 16).

FUJIAN XING GANG PORT SERVICE CO., LTD.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

10.	SHORT-TERM LOANS

In order to provide working capital for operations, on February 23, 2009 and September 28, 2008, the Company entered into following loan agreements respectively:
	2009	2008

Short-term loan
Fuzhou City Rural Credit Cooperative	$3,368,976	$-

Long-term loan, current portion
Fujian Haixia Bank Co., Ltd	3,661,930	1,832,173
	$7,030,906	$1,832,173

Short-term loan
Interest expenses incurred during the year	$209,212	$-
Range of monthly interest rate	5.974‰	N/A
Weighted average monthly interest rate	5.974‰	N/A

Short-term loan $3,368,976 borrowed from Fuzhou City Rural Credit Cooperative is fixed term loan with a period of 12 months and it was due on February 22, 2010.  The short-term loan is secured by one of the Company's dredgers with net book value of $11,951,900 at December 31, 2009. There are no financial covenants associated with the short-term loan.

As of December 31, 2009 and 2008, $3,661,930 and $1,832,173 of short-term loan in Fujian Haixia Bank Co., Ltd was reclassified from the current portion of long-term loan respectively (see Note 13).

Interest expense on the short-term loan was $209,212 and zero for the years ended December 31, 2009 and 2008, respectively.

11.	ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables as of December 31, 2009 and 2008 consist of the following:

	2009	2008

Accrued interest	$27,527	$25,466
Accrued salaries and wages	69,405	66,145
Accrued staff benefits	103,671	44,909
Other tax payables	9,077	18,055
	$209,680	$154,575

Other tax payables represent payables other than income tax which consist of individual salary tax, stamp duty and embankment tax.

12.	DREDGERS PAYABLE

Dredgers payable as at December 31, 2008 represented the amount due to dredger manufacturers for the acquisition of three dredgers. Such liability amounting to $17,859,098 at December 31, 2008 was fully paid in April 2009.

FUJIAN XING GANG PORT SERVICE CO., LTD.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

13.	LONG-TERM LOANS

The Company entered into a loan agreement with a bank in the PRC to obtain fixed-rate term loans with maturities exceeding 12 months to meet its working capital needs. The long-term loan as of December 31, 2009 and 2008 consists of the following:

	2009		2008

Long-term loan, net of current portion
Fujian Haixia Bank Co., Ltd.	$3,295,738		$6,962,257

Long-term loan,
Maximum balance outstanding during the year	$8,788,633		$8,794,430
Interest expenses incurred during the year	546,641		179,504
Range of monthly interest rate	5.400 - 5.850	‰	5.850 -7.6055	‰
Weighted average monthly interest rate	5.717	‰	6.7276	‰

The long-term loan which was entered into on September 28, 2008 is secured by the Company’s one of dredgers, Xinggangjun 66, and is guaranteed by Xinrong Zhuo, the Chairman and Chief Executive Officer of the Company and the son of Zhuo Panxing (an owner of Wonder Dredging). There are no restrictive financial covenants associated with the long-term loan. Such loan is payable on every six months with principal payments amounting to $6,957,668.

Interest expense on the long-term loan was $546,641 and $179,504 for the years ended December 31, 2009 and 2008 respectively.

The long-term loan was a fixed term loan. The scheduled principal payments through the maturity date of the Company's long-term loan at December 31, 2009 are as follows:

	Note
2010	10	$3,661,930
2011		3,295,738
		$6,957,668

FUJIAN XING GANG PORT SERVICE CO., LTD.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

14.	OWNERS' EQUITY AND RETAINED EARNINGS

(a)	Registered capital

The Company was incorporated on January 8, 2008 in the PRC with total registered capital of $8,501,266 (Renminbi 60,000,000) contributed by Lin Qing ($5,950,886, Renminbi 42,000,000) and Lin Ping ($2,550,380, Renminbi 18,000,000). On September 21, 2009, the Company’s registered capital was increased to $29,002,371 (Renminbi 200,000,000). $20,501,105 (Renminbi 140,000,000) through an additional capital contribution by Fujian Lutong Highway Engineering Construction Co. Ltd (“Lutong Highway”). As a result, Lin Qing’s ownership was reduced to 21%, and Zhuo Panxing’s ownership was reduced to 9% and Lutong Highway held the remaining 70% as of December 31, 2009. Lutong Highway has only funded $9,518,370 (Renminbi 65,000,000) of the $20,501,105 (Renminbi 140,000,000) commitment thereby creating a subscription receivable which is classified as a reduction of equity. The subscription receivable of $10,982,735 (Renminbi 75,000,000) was originally payable by Lutong Highway, however, on March 3, 2010, Lutong Highway sold all its ownership to Lin Qing, who assumed the obligation to fulfill the unfunded subscription amount. Following the transfer of ownership interests to Lin Qing, his ownership percentage increased to 91% and Zhuo Panxing continued to hold 9% of the ownership.

(b)	Retained earnings and statutory reserves

Retained earnings and statutory reserves as of December 31, 2009 and 2008 consist of the following:

	2009	2008

Retained earnings	$43,946,972	$18,061,369

Statutory reserves	$4,888,018	$2,009,023

The Company is required to make appropriations of retained earnings set at certain percentages of after-tax profits determined in accordance with the PRC accounting rules and regulations (“PRC GAAP”). The general reserve fund requires annual appropriations of 10% of after-tax profit as determined under PRC GAAP at each year-end and after setting off against any accumulated losses from prior years until such fund has reached 50% of the registered capital.

Appropriation to the statutory reserve must be made before distribution of dividends to owners. This statutory reserve is not distributable in the form of cash dividends.

FUJIAN XING GANG PORT SERVICE CO., LTD.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

15.	INCOME TAXES

All of the Company’s income is generated in the PRC.

	2009	2008

Current income tax expense	$9,596,651	$6,696,745

The Company’s income tax provision in respect of operations in PRC is calculated at the applicable tax rates on the estimated assessable profits for the year based on existing legislation, interpretations and practices in respect thereof. The standard tax rate applicable to the Company was 25% which was effective on January 1, 2008.

A reconciliation of the expected income tax expense to the actual income tax expense for the years ended December 31, 2009 and 2008 was as follows:

	2009	2008

Income before tax	$38,361,249	$26,767,137

Expected PRC income tax expense at statutory tax rate of 25%	$9,590,312	$6,691,784
Effect on exchange rate	6,339	4,961
Actual income tax expense	$9,596,651	$6,696,745

The PRC tax system is subject to substantial uncertainties and has been subject to recently enacted changes, the interpretation and enforcement of which are also uncertain. There can be no assurance that changes in PRC tax laws or their interpretation or their application will not subject the Company to substantial PRC taxes in future.

No deferred tax liability has been provided as the amount involved is immaterial. The Company has analyzed the tax positions taken or expected to be taken in its tax filings and has concluded it has no material liability related to uncertain tax positions.

For the years ended December 31, 2009 and 2008, there was no unrecognized tax benefit. Management does not anticipate any potential future adjustments in the next twelve months which would result in a material change to its financial tax position. As of December 31, 2009 and 2008, the Company did not accrue any interest and penalties.

FUJIAN XING GANG PORT SERVICE CO., LTD.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

16.	RELATED PARTY TRANSACTIONS

(a)	Operating lease commitments

In 2008, the Company entered into an office rental agreement with Lin Ping, a relative of one of the owners, Lin Qing, from January 1, 2008 to December 31, 2009. This agreement has been renewed and extended the period from January 1, 2010 to December 31, 2015. The Company also entered into a dredger and crew hire agreement from June 1, 2008 and May 31, 2016 with Fujian Lutong Highway Engineering Construction Co., Ltd., (a company owned by Lin Xiu Zhen), one of the former owners of the Company. Office rental and dredger rental paid for the years ended December 31, 2009 and 2008 was as follows:

	Name of related party	2009	2008

Office rental	Lin Ping	$8,872	$8,738
Hire charge of dredger	Fujian Lutong Highway Engineering
	Construction Co., Ltd	1,024,845	588,792
Hire charge of crew	Fujian Lutong Highway Engineering
	Construction Co., Ltd	527,063	302,807
		$1,560,780	$900,337

Hire charges of dredger and crew are included as part of the cost of revenue. Office rental is included in the general and administrative expenses.

(b)	Financial Guarantee

The Company had the following financial guarantees as of December 31, 2009:

Guarantees given to the bank to secure the bank loan granted to related party	$7,909,770

The Company pledged one of dredgers, Xinggangjun 6, to bank for the related party, Fujian Province Pingtan County Ocean Fishery Holdings Limited which engages in fishery, to obtain a bank loan. There was no outstanding contingent paymant obligation by the Company in respect to the indebtedness of the related party.

The related company is indirectly under control of Fujian Honglong Ocean Fishery Huanghe Company Limited ("Honglong"), which Lin Ping had 92.5% of the ownership holding of Honlong. Lin Ping is the daughter-in-law of Zhuo Panxing, the owner of the Company and sister of Lin Qing, the principal owner of the Company.

(c)	Long-term loans

Two long-term loans from Fujian Haixia Bank are secured by one of the Company's dredgers, Xinggangjun 66. One loan is guaranteed by Xinrong Zhuo, the Company's Chairman and Chief Executive Officer and son of Zhuo Panxing, an owner of Wonder Dredging. The other loan is guaranteed by Xinrong Zhuo and Lin Qing (the other owner of Wonder Dredging).  The loans are non-recourse to the Company.

17.	CERTAIN RISKS AND CONCENTRATIONS

(a)	Credit risk

As of December 31, 2009 and 2008, substantially all of the Company’s cash included bank deposits in accounts maintained within the PRC where there is currently no rule or regulation in place for obligatory insurance to cover bank deposits in the event of bank failure. However, the Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts.

FUJIAN XING GANG PORT SERVICE CO., LTD.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

17.	CERTAIN RISKS AND CONCENTRATIONS (…/Cont'd)

(b)	Major customers

Customers accounting for 10% or more of the Company’s revenues as follows:

	For the year ended December 31,
	2009	2008

Customer A	40%	0%
Customer B	32%	48%
Customer C	17%	0%
Customer D	11%	21%
Customer E	0%	24%
	100%	93%

(c)	Major suppliers

Suppliers accounting for 10% or more of the Company's cost of revenues as follows:

	For the year ended December 31,
	2009	2008

Supplier A	65%	62%
Supplier B	30%	32%
	95%	94%

FUJIAN XING GANG PORT SERVICE CO., LTD.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

18.	OPERATING LEASE COMMITMENTS

The total future minimum lease payments under non-cancellable operating leases with respect to office and dredgers as of December 31, 2009 are payable as follows:

	Hire charge	Hire charge
	of dredger	of crew	Office rental	Total
For the years ended December 31,
2010	$1,721,107	$1,458,034	$11,539	$3,190,680
2011	1,721,107	1,165,226	11,539	2,897,872
2012	1,721,107	1,054,636	11,539	2,787,282
2013	1,721,107	1,054,636	11,539	2,787,282
2014	1,721,107	1,054,636	11,539	2,787,282
Thereafter	2,148,333	1,274,352	11,539	3,434,224
	$10,753,868	$7,061,520	$69,234	$17,884,622

Rental expenses under non-cancellable operating leases arrangements for the years ended December 31, 2009 and 2008, were $3,186,476 and $2,392,600, respectively. $1,560,780 and $900,337 was of the rental expenses paid to the related parties for the years ended December 31, 2009 and 2008 respectively (see Note 16(a)). The commitments include both the related parties transactions and non-related parties transaction, the total future lease payment to the related parties and third parties is $10,032,122 and $7,852,500 respectively.

19.	CAPITAL COMMITMENT

The Company had the following capital commitment as of December 31, 2009:

Contracted, but not provided for:-
Acquisition of dredger, net of deposit paid	$27,098,286

According to the dredger purchase contract, the Company paid 7.5% $2,197,158 (Renminbi 15,000,000) (see Note 8) on June 2, 2009 as a deposit pursuant to the purchase contract which dated May 20, 2009. The balance due on the dredger amounting to $27,098,286 (Renminbi 185,000,000) is due on or before May 31, 2012 which is when the dredger is expected to be delivered to the Company.

FUJIAN XING GANG PORT SERVICE CO., LTD.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

20.	SUBSEQUENT EVENTS

(a)	Long-term Loans

In order to meet the Company’s working capital needs, the Company has entered into two loan agreements in February 2010 with banks in the PRC to obtain fixed-rate term loans with maturities exceeding 12 months. The Company pledged two dredgers in connection with these loans and the loans are further guaranteed by Lin Qing, an owner of Wonder Dredging and Xinrong Zhuo the Chairman and Chief Executive Officer of the Company and the son of Zhuo Panxing (the other owner of Wonder Dredging). Such loans amounted as follows:

Fujian Haixia Bank Co., Ltd	$5,859,088
Fuzhou City Rural Credit Cooperative	3,368,976
$9,228,064

The Company had made loan repayment of $1.8 million and raised new loans amounted to $9.2 million in the first quarter of 2010.

(b)	Dividend payable

On May 27, 2010, the Company declared a dividend to its owner in the amount of $51,087,387 (Renminbi 350,803,477), representing the entire retained profits of the Company as of March 31, 2010.

(c)	Capital Transactions

On May 20, 2010, Lin Qing and Zhuo Panxing sold all of their ownerships interest in the Company to Wonder Dredging Engineering Limited Liability Company (“Wonder Dredging”) and Wonder Dredging assumed the unfunded subscription obligation of Lin Qing. Accordingly, as of May 20, 2010, Wonder Dredging held 100% of the ownership of the Company. The total registered capital contributed or committed remained unchanged at $29,002,371(Renminbi 200,000,000), of which $10,982,735 (Renminbi 75,000,000) was unfunded.

On June 29, 2010, Fujian WangGang Dredging Construction Co., Ltd. (“Fujian Dredging”)(a wholly owned subsidiary of China Dredging Group Co., Ltd., an unrelated party), a wholly owned subsidiary of China Dredging Group Co., Ltd. (an unrelated entity) obtained 50% ownership of the Company from Wonder Dredging by virtue of a capital contribution of $23,602,460 (Renminbi 158,597,183) into the Company which includes the unfunded subscription amount of $10,982,735 (Renminbi 75,000,000). Fujian Dredging is obligated to fund the total capital commitment on or before September 21, 2011 of which $12,619,725 (Renminbi 83,597,183 ) was funded as of June 30, 2010. As of June 29, 2010, Wonder Dredging held 50% of the ownership of the Company and Fujian Dredging held the remaining 50%.

Chardan Acquisition Corp.
(A Development Stage Company)
Condensed Balance Sheets

	June 30, 2010	September 30, 2009
	(Unaudited)
ASSETS

Current Assets
Prepaid Expense	$1,515	$-
Total Assets	$1,515	$-

LIABILITIES AND STOCKHOLDERS' DEFICIENCY
Current Liabilities
Accounts payable	$750	$8,411
Note payable - related party	33,688	4,065
Total Liabilities	34,438	12,476

Commitments and Contingencies

Stockholders' Deficiency
Common stock, no par value; 50,000 shares authorized, 50,000 and 50,000 shares issued and outstanding, respectively	31,499	23,010
Deficit accumulated during the development stage	(64,422)	(35,486)
Total Stockholders' Deficiency	(32,923)	(12,476)

Total Liabilities and Stockholders' Deficiency	$1,515	$-

See accompanying notes to condensed unaudited financial statements

Chardan Acquisition Corp.
(A Development Stage Company)
Condensed Statements of Operations
(Unaudited)

	For the Nine Months Ended June 30,		For the Period From September 26, 2008 (Inception) to June 30, 2010
Operating Expenses	2010	2009
Professional fees	$17,669	$18,794	$41,073
General and administrative	10,578	9,472	22,660
Total Operating Expenses	28,247	28,266	63,733

Loss from Operations	(28,247)	(28,266)	(63,733)

Other Expenses
Interest Expense	(689)	-	(689)

LOSS FROM OPERATIONS BEFORE INCOME TAXES	(28,936)	(28,266)	(64,422)

Provision for Income Taxes	-	-	-

NET LOSS	$(28,936)	$(28,266)	$(64,422)

Net Loss Per Share - Basic and Diluted	$(0.58)	$(0.02)

Weighted average number of shares outstanding during the period - Basic and Diluted	50,000	1,202,500

See accompanying notes to condensed unaudited financial statements

Chardan Acquisition Corp.
(A Development Stage Company)
Condensed Statement of Stockholders' Deficiency
For the Period from September 26, 2008 (Inception) to June 30, 2010
(Unaudited)

			Deficit
			accumulated during	Total
	Common stock		development	Stockholders'
	Shares	Amount	stage	Deficiency

Balance, September 26, 2008 (Inception)	-	$-	$-	$-

Common stock issued for services to founder ($0.0027/Sh)	3,676	10	-	10

Net loss for the period September 26, 2008 (inception) to September 30, 2008	-	-	(1,510)	(1,510)

Balance, September 30, 2008	3,676	10	(1,510)	(1,500)

Common stock issued for cash ($0.27/Sh)	46,324	12,600	-	12,600

In-kind contribution of services	-	10,400	-	10,400

Net loss for the period ended September 30, 2009	-	-	(33,976)	(33,976)

Balance, September 30, 2009	50,000	23,010	(35,486)	(12,476)

In-kind contribution of services	-	7,800	-	7,800

In-kind contribution of interest	-	689	-	689

Net loss for the nine months ended June 30, 2010	-	-	(28,936)	(28,936)

Balance, June 30, 2010	50,000	$31,499	$(64,422)	$(32,923)

See accompanying notes to condensed unaudited financial statements

Chardan Acquisition Corp.
(A Development Stage Company)
Condensed Statements of Cash Flows
(Unaudited)

	For the Nine Months Ended June 30, 2010	For the Period From September 26, 2008 (Inception) to June 30, 2010

Cash Flows Used In Operating Activities:
Net Loss	$(28,936)	$(64,422)
Adjustments to reconcile net loss to net cash used in operations
Common stock issued for services	-	10
In-kind contribution of interest	689	689
In-kind contribution of services	7,800	18,200
Changes in operating assets and liabilities:
Increase in preapid expenses	(1,515)	(1,515)
Increase in accounts payable	(7,661)	750
Net Cash Used In Operating Activities	(29,623)	(46,288)

Cash Flows From Financing Activities:
Proceeds from loan payable- related party	29,623	33,688
Proceeds from issuance of common stock	-	12,600
Net Cash Provided by Financing Activities	29,623	46,288

Net Increase in Cash	-	-

Cash at Beginning of Period	-	-

Cash at End of Period	$-	$-

Supplemental disclosure of cash flow information:

Cash paid for interest	$-	$-
Cash paid for taxes	$-	$-

See accompanying notes to condensed unaudited financial statements

CHARDAN ACQUISITION CORP.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONDENSED FINANCIAL STATEMENTS
AS OF JUNE 30, 2010
(UNAUDITED)

NOTE 1     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ORGANIZATION

(A) Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in The United States of America and the rules and regulations of the Securities and Exchange Commission for interim financial information.  Accordingly, they do not include all the information necessary for a comprehensive presentation of financial position and results of operations.

It is management's opinion, however that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statements presentation.  The results for the interim period are not necessarily indicative of the results to be expected for the year.

Activities during the development stage include developing the business plan and raising capital.

Effective May 25, 2010, the Company’s domicile was changed from the State of Nevada to the Territory of the British Virgin Islands (“BVI”) through a re-registration and continuation process (the “Redomestication”).

(B) Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period.  Actual results could differ from those estimates.

(C) Cash and Cash Equivalents

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less to be cash equivalents. At June 30, 2010 and September 30, 2009, respectively, the Company had no cash equivalents.

(D) Loss Per Share

Basic and diluted net loss per common share is computed based upon the weighted average common shares outstanding as defined by FASB Accounting Standards Codification Topic 260, “Earnings Per Share.”  As of June 30, 2010 and 2009, respectively, there were no common share equivalents outstanding.

CHARDAN ACQUISITION CORP.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONDENSED FINANCIAL STATEMENTS
AS OF JUNE 30, 2010
(UNAUDITED)

(E) Income Taxes

In the BVI, there are no income or other business taxes applicable to the Company.  However, the facts and circumstances of the Redomestication are such that Company management believes the Company remains subject to the continuing tax jurisdiction of the United States and accruals of tax reflect that assumption. The Company accounts for income taxes under FASB Codification Topic 740-10-25 (“ASC 740-10-25”).  Under ASC 740-10-25, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  Under ASC 740-10-25, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(F) Business Segments

The Company operates in one segment and therefore segment information is not presented.

(G) Revenue Recognition

The Company will recognize revenue on arrangements in accordance with FASB ASC No. 605, “Revenue Recognition”.  In all cases, revenue is recognized only when the price is fixed and determinable, persuasive evidence of an arrangement exists, the service is performed and collectability of the resulting receivable is reasonably assured.

(H) Recent Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board (“FASB”) issued an Accounting Standard Update (“ASU”) No. 2009-13, which addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services separately rather than as a combined unit and modifies the manner in which the transaction consideration is allocated across the separately identified deliverables. The ASU significantly expands the disclosure requirements for multiple-deliverable revenue arrangements. The ASU will be effective for the first annual reporting period beginning on or after June 15, 2010, and may be applied retrospectively for all periods presented or prospectively to arrangements entered into or materially modified after the adoption date. Early adoption is permitted, provided that the guidance is retroactively applied to the beginning of the year of adoption. The Company does not expect the adoption of ASU No. 2009-13 to have any effect on its financial statements upon its required adoption on January 1, 2011.

(I) Fair Value of Financial Instruments

The carrying amounts on the Company’s financial instruments including accounts payable, approximate fair value due to the relatively short period to maturity for this instrument.

CHARDAN ACQUISITION CORP.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONDENSED FINANCIAL STATEMENTS
AS OF JUNE 30, 2010
(UNAUDITED)

NOTE  2    NOTE PAYABLE – RELATED PARTY

For the year ended September 30, 2009, Chardan Capital Markets, LLC,  our controlling shareholder and related party, loaned the Company $4,065.  The Company entered into a written promissory note concerning this obligation.  The loan is noninterest bearing and payable on demand.

For the nine months ended June 30, 2010, Chardan Capital Markets, LLC, a related party,  loaned the Company $29,623.  The Company entered into a written promissory note concerning this obligation.  The loan is non-interest bearing and payable on demand.

As of June 30, 2010, total loan payable – related party is $33,688 (See Note 4).

NOTE 3     STOCKHOLDERS’ DEFICIENCY

(A) Stock Issued for Services

On September 26, 2008, the Company issued 3,676 shares of common stock to its founder having a fair value of $10 ($0.0027/share) in exchange for services provided. (See Note 3(D) and 4).

(B)   Stock Issued for Cash

On November 4, 2008, the Company issued 46,324 shares of common stock for cash of $12,600 ($0.27/share) to a related party.  (See Note 3(D) and 4).

(C)  In Kind Contribution of Services

For the year ended September 30, 2009, the shareholders of the Company contributed services having a fair value of $10,400 (See Note 4).

For the nine months ended June 30, 2010, the shareholders of the Company contributed services having a fair value of $7,800 (See Note 4).

For the nine months ended June 30, 2010 the shareholder of the Company contributed $689 of in kind contribution of interest on behalf of the Company (See Note 4).

CHARDAN ACQUISITION CORP.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONDENSED FINANCIAL STATEMENTS
AS OF JUNE 30, 2010
(UNAUDITED)

(D) Amendment to Articles of Incorporation/Redomestication

Effective May 25, 2010, the Company effected a change in domicile from the State of Nevada to the Territory of the British Virgin Islands. Effective the same date, the Company's authorized capital was changed from 100,000,000 common shares $0.0001 par value to 50,000 common shares without a par value and from 10,000,000 preferred shares $0.0001 par value to no preferred shares authorized.  Common Stock is the only authorized capital of the Company.  All basic and diluted loss per share and average shares outstanding information has been adjusted to reflect the Redomestication from the date of inception.

NOTE  4    RELATED PARTY TRANSACTIONS

For the year ended September 30, 2009, Chardan Capital Markets, LLC, a related party, loaned the Company $4,065.  The Company entered into a written promissory note concerning this obligation.  The loan is noninterest bearing and payable on demand.

For the nine months ended June 30, 2010, Chardan Capital Markets, LLC, a related party, loaned the Company $29,623.  The Company entered into a written promissory note concerning this obligation.  The loan is  not interest-bearing and is payable on demand.

As of June 30, 2010, the total loan payable – related party is $33,688 (See Note 2).

For the nine months ended June 30, 2010, a shareholder of the Company contributed $689 of in kind contribution of interest on behalf of the Company (See Note 3(C)).

For the year ended September 30, 2009, the shareholders of the Company contributed services having a fair value of $10,400 (See Note 3(C)).

For the nine months ended June 30, 2010, the shareholders of the Company contributed services having a fair value of $7,800 (See Note 3(C)).

On November 4, 2008, the Company issued 46,324 shares of common stock for cash of $12,600 ($0.27/share) to CCM, a related party (See Note 3 (B)).

On September 26, 2008, the Company issued 3,676 shares of common stock to its founder having a fair value of $10 ($0.0027/share) in exchange for services provided (See Note 3(A)).

CHARDAN ACQUISITION CORP.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONDENSED FINANCIAL STATEMENTS
AS OF JUNE 30, 2010
(UNAUDITED)

NOTE 5     GOING CONCERN

As reflected in the accompanying condensed unaudited financial statements, the Company is in the development stage with no operations and has a net loss of $64,422 for the period from September 26, 2008 (inception) to June 30, 2010; and a working capital deficiency and stockholders’ deficiency of $32,923 at June 30, 2010.  This raises substantial doubt about its ability to continue as a going concern.  The ability of the Company to continue as a going concern is dependent on the Company’s ability to raise additional capital and implement its business plan.  The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Management believes that actions presently being taken to obtain additional funding and implement its strategic plans provide the opportunity for the Company to continue as a going concern.

NOTE 6     SUBSEQUENT EVENT

On July 28, 2010, the Company’s sole Director authorized a change in the Company’s fiscal year end to January 31 from September 30.

Webb & Company, P.A.
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of:
Chardan Acquisition Corp.

We have audited the accompanying balance sheets of Chardan Acquisition Corp. (a development stage company) as of  September 30, 2009 and 2008, and the related statements of operations, changes in stockholders' deficiency and cash flows for the year ended September 30, 2009 and the period September 26, 2008 (Inception) to September 30, 2008 and the period September 26, 2008 (Inception) to September 30, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform  the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Chardan Acquisition Corp. (a development stage company) as of September 30, 2009 and 2008 and the results of its operations and its cash flows for the year ended September 30, 2009 and the period September 26, 2008 (Inception) to September 30, 2008 and the period September 26. 2008 (Inception) to September 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has no operations and has a net loss of $35,486 from Inception, a working capital and stockholders' deficiency of $12,476 at September 30, 2009 and used cash in operations from $16,665 from Inception. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans concerning these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/  Webb & Company, P.A.

WEBB & COMPANY, P.A.
Certified Public Accountants

Boynton Beach, Florida
January 18, 2010

Chardan Acquisition Corp.
(A Development Stage Company)
Balance Sheets

	September 30, 2009	September 30, 2008
ASSETS

Total Assets	$-	$-

LIABILITIES AND STOCKHOLDERS' DEFICIENCY

Current Liabilities
Accounts payable	$8,411	$1,500
Loan payable - related party	4,065	-
Total Liabilities	12,476	1,500

Commitments and Contingencies

Stockholders' Deficiency
Preferred stock, $0.0001 par value; 10,000,000 shares authorized, none issued and outstanding	-	-
Common stock, $0.0001 par value; 100,000,000 shares authorized, 1,360,000 shares and 100,000 issued and outstanding, respectively	136	10
Additional paid-in capital	22,874	-
Deficit accumulated during the development stage	(35,486)	(1,510)

Total Stockholders' Deficiency	(12,476)	(1,500)

Total Liabilities and Stockholders' Deficiency	$-	$-

See accompanying notes to financial statements

Chardan Acquisition Corp.
(A Development Stage Company)
Statements of Operations

	For the	For the Period from September 26, 2008	For the Period from September 26, 2008
	Year Ended September 30, 2009	(Inception) to September 30, 2008	(Inception) to September 30, 2009

Operating Expenses
Professional fees	$21,904	$1,500	$23,404
General and administrative	12,072	10	12,082
Total Operating Expenses	33,976	1,510	35,486

Loss from Operations	(33,976)	(1,510)	(35,486)

LOSS FROM OPERATIONS BEFORE INCOME TAXES	(33,976)	(1,510)	(35,486)

Provision for Income Taxes	-	-	-

NET LOSS	$(33,976)	$(1,510)	$(35,486)

Net Loss Per Share - Basic and Diluted	$(0.03)	$(0.02)

Weighted average number of shares outstanding during the period - Basic and Diluted	1,242,308	100,000

See accompanying notes to financial statements

Chardan Acquisition Corp.
(A Development Stage Company)
Statement of Changes in Stockholders' Deficiency
For the Period from September 26, 2008 (Inception) to September 30, 2009

						Deficit
	Preferred stock		Common stock		Additional	accumulated during	Total
					paid-in	development	Stockholder's
	Shares	Amount	Shares	Amount	capital	stage	Deficiency

Balance, September 26, 2008 (inception)	-	$-	-	$-	$-	$-	$-

Common stock issued for services to founder ($0.0001/Sh)	-	-	100,000	10	-	-	10

Net loss for the period September 26, 2008 (inception) to September 30, 2008	-	-	-	-	-	(1,510)	(1,510)

Balance, September 30, 2008	-	-	100,000	10	-	(1,510)	(1,500)

Common stock issued for cash ($0.01/sh)	-	-	1,260,000	126	12,474	-	12,600

In kind contribution of services	-	-	-	-	10,400	-	10,400

Net loss for the year ended September 30, 2009	-	-	-	-	-	(33,976)	(33,976)

Balance, September 30, 2009	-	$-	1,360,000	$136	$22,874	$(35,486)	$(12,476)

See accompanying notes to financial statements

Chardan Acquisition Corp.
(A Development Stage Company)
Statements of Cash Flows

		For the Period from	For the Period from
		September 26, 2008	September 26, 2008
	For the Year Ended	(inception) to	(inception) to
	September 30, 2009	September 30, 2008	September 30, 2009
Cash Flows Used In Operating Activities:
Net Loss	$(33,976)	$(1,510)	$(35,486)
Adjustments to reconcile net loss to net cash used in operations
Common stock issued for services	-	10	10
In-kind contribution of services	10,400	-	10,400
Changes in operating assets and liabilities:
Increase in accounts payable	6,911	1,500	8,411
Net Cash Used In Operating Activities	(16,665)	-	(16,665)

Cash Flows From Financing Activities:
Proceeds from loan payable- related party	4,065		4,065
Proceeds from issuance of common stock	12,600	-	12,600
Net Cash Provided by Financing Activities	16,665	-	16,665

Net Increase in Cash	-	-	-

Cash at Beginning of Period	-	-	-

Cash at End of Period	$-	$-	$-

Supplemental disclosure of cash flow information:

Cash paid for interest	$-	$-	$-
Cash paid for taxes	$-	$-	$-

See accompanying notes to financial statements

CHARDAN ACQUISITION CORP.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2009 AND 2008

NOTE 1      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ORGANIZATION

(A) Organization

Chardan Acquisition Corp. (a development stage company) (the "Company") was incorporated under the laws of the State of Nevada on September 26, 2008.

The Company was formed to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. It has been in the developmental stage since inception and have no operations to date other than issuing shares to our original shareholder. It will attempt to locate and negotiate with a business entity for the combination of that target company with us. The combination will normally take the form of a merger, stock- for-stock exchange or stock-for-assets exchange. In most instances, the target company will wish to structure the business combination to be within the definition of a tax-free reorganization under Section 351 or Section 368 of the Internal Revenue Code of 1986, as amended. No assurances can be given that it will be successful in locating or negotiating with any target company.

Activities during the development stage include developing the business plan and raising capital.

(B) Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period.  Actual results could differ from those estimates.

(C) Cash and Cash Equivalents

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less to be cash equivalents. At September 30, 2009 and 2008, respectively, the Company had no cash equivalents.

(D) Loss Per Share

Basic and diluted net loss per common share is computed based upon the weighted average common shares outstanding as defined by FASB Accounting Standards Codification Topic 260, “Earnings Per Share.”  As of September 30, 2009 and 2008, respectively, there were no common share equivalents outstanding.

CHARDAN ACQUISITION CORP.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2009 AND 2008

(E) Income Taxes

The Company accounts for income taxes under FASB Codification Topic 740-10-25 (“ASC 740-10-25”).  Under ASC 740-10-25, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  Under ASC 740-10-25, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

As of September 30, 2009, the Company has a net operating loss carryforward of approximately $25,076 available to offset future taxable income through 2029 which results in a deferred tax asset of $8,526.  The valuation allowance at September 30, 2009 was $8,526.  The net change in the valuation allowance for the period ended September 30, 2009 was an increase of $8,016.

(F) Business Segments

The Company operates in one segment and therefore segment information is not presented.

(G) Revenue Recognition

The Company will recognize revenue on arrangements in accordance with FASB ASC No. 605, “Revenue Recognition”.  In all cases, revenue is recognized only when the price is fixed and determinable, persuasive evidence of an arrangement exists, the service is performed and collectability of the resulting receivable is reasonably assured.

(H) Recent Accounting Pronouncements

In June 2009, the FASB issued ASC 105 Accounting Standards Codification TM and the Hierarchy of Generally Accepted Accounting Principles. The FASB Accounting Standards Codification TM (the “Codification”) has become the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in accordance with Generally Accepted Accounting Principles (“GAAP”). All existing accounting standard documents are superseded by the Codification and any accounting literature not included in the Codification will not be authoritative. Rules and interpretive releases of the SEC issued under the authority of federal securities laws, however, will continue to be the source of authoritative generally accepted accounting principles for SEC registrants. Effective September 30, 2009, all references made to GAAP in our consolidated financial statements will include references to the new Codification. The Codification does not change or alter existing GAAP and, therefore, will not have an impact on our financial position, results of operations or cash flows.

CHARDAN ACQUISITION CORP.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2009 AND 2008

In June 2009, the FASB issued changes to the consolidation guidance applicable to a variable interest entity (VIE). FASB ASC Topic 810, "Consolidation," amends the guidance governing the determination of whether an enterprise is the primary beneficiary of a VIE, and is, therefore, required to consolidate an entity, by requiring a qualitative analysis rather than a quantitative analysis. The qualitative analysis will include, among other things, consideration of who has the power to direct the activities of the entity that most significantly impact the entity's economic performance and who has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. This standard also requires continuous reassessments of whether an enterprise is the primary beneficiary of a VIE. FASB ASC 810 also requires enhanced disclosures about an enterprise's involvement with a VIE. Topic 810 is effective as of the beginning of interim and annual reporting periods that begin after November 15, 2009. This will not have an impact on the Company’s financial position, results of operations or cash flows.

In June 2009, the FASB issued Financial Accounting Standards Codification No. 860 - Transfers and Servicing. FASB ASC No. 860 improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement, if any, in transferred financial assets. FASB ASC No. 860 is effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. The Company is evaluating the impact the adoption of FASB ASC No. 860 will have on its financial statements.

(I) Fair Value of Financial Instruments

The carrying amounts reported in the balance sheet for accounts payable and loan payable – related party approximate fair value based on the short-term maturity of these instruments.

CHARDAN ACQUISITION CORP.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2009 AND 2008

NOTE  2     NOTE PAYABLE – RELATED PARTY

For the year ended September 30, 2009, a related party loaned the Company $4,065.  The Company entered into a written promissory note concerning this obligation.  The loan is noninterest bearing and payable on demand.  As of September 30, 2009, the loan balance is $4,065 (See Note 4).

NOTE  3     STOCKHOLDERS’ DEFICIENCY

(A) Stock Issued for Services

On September 26, 2008, the Company issued 100,000 shares of common stock to its founder having a fair value of $10 ($0.0001/share) in exchange for services provided (See Note 4).

(B)  Stock Issued for Cash

On November 4, 2008, the Company issued 1,260,000 shares of common stock for cash of $12,600 ($0.01/share) to a related party (See Note 4).

(C)  In Kind Contribution of Services

For the year ended September 30, 2009, the shareholders of the Company contributed service having a fair value of $10,400 (See Note 4).

NOTE  4     RELATED PARTY TRANSACTIONS

For the year ended September 30, 2009, a related party loaned the Company $4,065.  The Company entered into a written promissory note concerning this obligation.  The loan is noninterest bearing and payable on demand.  As of September 30, 2009, the loan balance is $4,065 (See Note 2).

For the year ended September 30, 2009 the shareholders of the Company contributed service having a fair value of $10,400 (See Note 3(C)).

On November 4, 2008, the Company issued 1,260,000 shares of common stock for cash of $12,600 ($0.01/share) to a related party (See Note 3 (B)).

On September 26, 2008, the Company issued 100,000 shares of common stock to its founder having a fair value of $10 ($0.0001/share) in exchange for services provided (See Note 3(A)).

CHARDAN ACQUISITION CORP.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2009 AND 2008

NOTE 5      GOING CONCERN

As reflected in the accompanying financial statements, the Company is in the development stage with no operations and has a net loss of $35,486 for the period from September 26, 2008 (inception) to September 30, 2009; and a working capital deficiency and stockholders’ deficiency of $12,476 at September 30, 2009 and used cash in operations of $16,665 from inception.  This raises substantial doubt about its ability to continue as a going concern.  The ability of the Company to continue as a going concern is dependent on the Company’s ability to raise additional capital and implement its business plan.  The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Management believes that actions presently being taken to obtain additional funding and implement its strategic plans provide the opportunity for the Company to continue as a going concern.

NOTE 6      SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through January 13, 2010, the date the financial statements were issued and there were no items to disclose.

During November 2009, a related party loaned the Company $2,115. The Company entered into a written promissory note concerning this obligation. The loan is noninterest bearing and payable on demand.