Form 20-F
period 2010-12-31
China Dredging Group Co., Ltd.
filed 2011-04-27
CIK 1447976

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 (Mark one)
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ________________.

OR

☒	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report:
for the transition period from __________ to ___________

Commission file number:  000-53465

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

On December 31, 2010, the registrant had 52,677,323 ordinary shares outstanding.

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

☒ Yes	☐ No

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

☐ Item 17	☐ Item 18

 If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes	☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of the securities under a plan confirmed by a court.

☐ Yes	☐ No

CERTAIN INFORMATION

In this Transition Report on Form 20-F (the “Report”), unless otherwise indicated, “we,” “us,” “our,” or “Company” refers to China Dredging Group Co., Ltd., a company incorporated under the laws of the British Virgin Islands (the “BVI”), and its subsidiaries subsequent to the Merger (as defined and described below).  All references to “China Dredging HK” in this Report refer to China Dredging (HK) Company Limited, a wholly owned subsidiary of China Dredging Group Co., Ltd. Unless the context indicates otherwise, all references to “Fujian WangGang” in this Report refer to Fujian WangGang Dredging Construction Co., Ltd., a wholly owned subsidiary of China Dredging HK, which holds 50% of the equity interest in Fujian Xing Gang Port Service Co., Ltd., (“Fujian Service”), our operating business in the PRC.  Fujian WangGang is also a party to certain variable interest entity agreements (“VIE Agreements”) with Fujian Service, Wonder Dredging Engineering LLC ("Wonder Dredging"), a PRC entity which holds the remaining 50% equity interest in Fujian Service and the shareholders of the Wonder Dredging, that transfer 100% of the economic benefit of Fujian Service and full voting and management control to Fujian WangGang.   The “Merger” refers to the merger of Chardan Acquisition Corp., a BVI company (“CAC”) with and into China Dredging Group Co., Ltd., which was consummated on October 27, 2010.

References to the “PRC” refers to the People’s Republic of China. All references to “provincial-level regions” or “regions,” include provinces as well as autonomous regions and directly controlled municipalities in China, which have an administrative status equal to provinces, including Beijing.

All references to “Renminbi,” “RMB” or “yuan” are to the legal currency of the People’s Republic of China and all references to “U.S. dollars,” “dollars,” “$” are to the legal currency of the United States. This Report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at $6.83. We make no representation that the Renminbi or U.S. dollar amounts referred to in this Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

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

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, those factors discussed under the headings “Risk Factors,” “Operating and Financial Review and Prospects,” “Information On The Company” and elsewhere in this Report.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

Our directors and executive officers are described as follows:

Name (1)	Age	Position in China Dredging
Mr. Xinrong Zhuo	46	Chairman of the Board of Directors and Chief Executive Officer
Mr. Alfred Ho	53	Chief Financial Officer
Mr. Fangjie Gu	32	Chief Operating Officer and Director
Mr. Bin Lin	52	Senior Vice President
Mr. Kit Chan	63	Independent director
Mr. Yeliang Zhou	61	Independent director
Mr. Zengbiao Zhu	61	Independent director

(1)	The business address of each such person is the address of the Company, which is Floor 18, Tower A, Zhongshan Building, No. 154, Hudong Road, Gulou District, Fuzhou City, Fujian Province, PRC.

Mr. Xinrong Zhuo has served as chairman of our board and chief executive officer since August 2010, has served as director of Fujian Road & Bridge Construction Co., Ltd., an infrastructure construction company, since December 2008, has served as the sole director of Tian Yuan Co., Ltd., a real estate investment company, since September 2007, has served as the chairman and legal representative of Fuzhou Dongxing Longju Real Estate Development Co., Ltd., a real estate development company, since March 2007, has served as the vice general manager of Fujian Huashang Real Estate Development Co., Ltd., a real estate development company, since December 2006, and has served as the supervisor of Fuzhou Haiyiyongyu Import & Export Co., Ltd., a trading company, since June 1995. From November 2005 to December 2008, Mr. Zhuo served as the legal representative and the chairman of Fujian Road & Bridge Construction Co., Ltd. From June 2005 to September 2007, Mr. Zhuo served as vice general manager of Tian Yuan Co. Ltd. From February 2002 to September 2009, Mr. Zhuo served as the legal representative and executive director of Fuzhou Baojie Haiyi Ocean Fishing Co., Ltd., an aquatic products company. From June 1995 to September 2006, Mr. Zhuo served as the supervisor at Fuzhou Hong Long Ocean Fishery Co., Ltd., a marine fishery.

Mr. Alfred Ho has served as our chief financial officer since November 2010. Mr. Ho has been the sole proprietor of Alfred Ho & Co., a certified public accounting firm in Hong Kong, since January 2001 and has served as an independent non-executive director of New Universe International Group Limited, an environmental company listed in Hong Kong, since October 2004. From October 2007 to April 2009, he served as the finance director of Sinosoft Technology plc, a software company listed in the United Kingdom, from 1997 to 1999 he served as tax manager at PricewaterhouseCoopers in Hong Kong, and from 1993 to 1995 he served as a senior appeals officer with Revenue Canada, Taxation. Mr. Ho received his bachelor’s degree in Science from the University of Toronto in 1980. Currently, he is a member of the Canadian Institute of Chartered Accountants, the Hong Kong Institute of Certified Public Accountants, and the Taxation Institute of Hong Kong, and he serves on the Examination & Accreditation Committee of Hong Kong Institute of Accredited Accounting Technicians and as an External Examiner of Hong Kong Institute of Vocational Education.

Mr. Fangjie Gu has served as our chief operating officer and one of our directors since August 2010 and as the general manager of Fujian Service since June 2010. Mr. Gu has served as the legal representative and chairman of Shenzhen West Coast Fisherman’s Wharf Business Co., Ltd., an aquatic products company, since August 2010, has served as the supervisor of Fujian Lutong Highway Engineering Construction Co. Ltd., a construction materials company, since October 2006, and has served as the vice general manager of Fujian Yihai Investment Co., Ltd., an infrastructure projects investment company, since March 2005. From January 2004 to June 2007, Mr. Gu served as vice general manager in Fuzhou Honglong Ocean Fishery Co., Ltd., a marine fishery. From September 2001 to August 2004, he served as the project manager of China Overseas Engineering Group Co., Ltd., an architecture firm. Mr. Gu earned his BA degree in English from Beijing Language and Culture University in 2001.

Mr. Bin Lin has served as our senior vice president since August 2010. From January 2007 to August 2010, Mr. Lin served as vice general manager of Tianyuan Co., Ltd., an investment company. From May 2003 to March 2007, he served as vice chairman of Fujian Tianxiang Group Co., Ltd, an agricultural company listed on the China Shanghai Stock Exchange. From November 2003 to October 2006, he served as a member of the board of directors of Industrial Securities Co., Ltd., a financial services company. Mr. Lin received his BS degree in Pharmacy from Shanghai Medical College of Fudan University (formerly Shanghai Number One School of Medicine) in 1982.

Mr. Kit Chan has served as a director since August 2010, and has been appointed as an independent director since April 2011. Mr. Chan has served as a director of Haifeng Dafu Enterprise Company Limited, a Hong Kong shipping company, since April 2010, as a director of Hai Yi Shipping Ltd., a shipping company in Hong Kong, since May 2009, as a manager at Hua Shang Resources Group Ltd., a Hong Kong real estate investment firm, since October 2007, and as a director of Ee Hing Resources Company Ltd., a Hong Kong chemical trading company, since February 1991. Mr. Chan received his BA degree in Chinese Language and Literature from Huaqiao University in 1967.

Mr. Yeliang Zhou has served as an independent director, since April 2011. Mr. Zhou has served as an advisor to the People’s Bank of China, or PBOC and as the deputy director of Zhejiang Province People’s Political Consultative Conference, economic committee, since January 2009, and has served as the president of Zhejiang Province Venture Capital and Private Equity Association, since May 2010. Mr. Zhou has served as a supervisor of Industrial Bank, a commercial bank listed in the Shanghai stock exchange in China, since November 2010, and has served as an independent director of Union Trust Limited in China, since November 2009. From 2004 to September 2009, he served as the president of the PBOC, Zhejiang sub-branch and the director of the State Administration of Exchange, or SAFE, Zhejiang sub-branch, and from 1993 to 2004, he first served as the vice-president and then president of PBOC Fujian sub-branch and the director of SAFE Fujian sub-branch. Mr. Zhou received his bachelor’s degree in Finance from Xiamen University in 1974.

Mr. Zengbiao Zhu has served as an independent director since April 2011. Mr. Zhu has been a member of the National People’s Congress, or NPC, Standing Committee of Fujian Province and a member of the NPC Financial and Economic Committee of Fujian Province, since January 2008. From 2004 to December 2009, he served as the director of the China Insurance Regulatory Commission Fujian Bureau, from 2000 to 2004, he first served as the deputy director and then the director of the China Insurance Regulatory Commission Fujian Bureau Fuzhou Office, and from 1995 to 2000, he served as the president of PBOC Fuzhou sub-branch.  Mr. Zhu received his bachelor’s degree in Finance from Xiamen University in 1974.

B.	Advisers

We have engaged DLA Piper LLP (US), 1251 Avenue of the Americas New York , NY 10020-1104, to act as its counsel with respect to the securities laws of the United States. Maples and Calder is our counsel with respect to the laws of the BVI. Dacheng Law Offices LLP (Fuzhou) is our counsel with respect to the laws of the PRC.

C.	Auditors

UHY Vocation HK CPA Limited, an independent registered public accounting firm, located at 3F, Malaysia Building, 50 Gloucester Road, Wanchai, Hong Kong, PRC, is our auditor and has audited the financial statements of Fujian Service from January 8, 2008 (inception) through December 31, 2008 and for the year ended December 31, 2009 and 2010.

The consolidated financial statements of the Company and of Fujian Service are prepared and presented in accordance with U.S. GAAP.   The Fujian Service acquisition has been accounted for as a combination of entities under common control.  The results of operations of the Group or the Company in any period may not necessarily be indicative of the results that may be expected for any future period. See “ Risk Factors ” included elsewhere in this Report.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

The summary consolidated financial and operating data as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and for the period from January 8, 2008 (inception) to December 31, 2008 have been derived from our audited financial statements included on page F-1 to F-39 of this Report and reflect our financial results and position. This information is only a summary and should be read together with the financial statements, the related notes, the section entitled “Operating and Financial Review and Prospects” and other financial information included in this Report.

Our audited financial statements are prepared and presented in accordance with generally accepted accounting principles in the U.S., or U.S. GAAP. Our results of operations in any period may not necessarily be indicative of the results that may be expected for any future period. See “ Risk Factors ” included elsewhere in this Report.

	For the period from January 8, 2008 (Inception) to December 31, 2008	2009	2010
(In $)	(Audited)	(Audited)	(Audited)
Contract Revenue	54,480,271	80,333,891	131,405,665
Cost of contract revenue	(25,424,227)	(38,715,490)	(58,723,528)
Gross Profit	29,056,044	41,618,401	72,682,137
G&A	(2,152, 575)	(2,531,132)	(7,159,793)
Income from operations	26,903,469	39,087,269	65,522,344
Other income (expense)	(136,332)	(726,020)	(720,370)
Income before income taxes	26,767,137	38,361,249	64,801,974
Income tax expense	(6,696,745)	(9,596,651)	(16,556,396)
Net Income	20,070,392	28,764,598	48,245,578
Earnings per common share from operations and from continuing operations
- Basic	0.38	0.55	0.92
- Diluted	0.38	0.55	0.91
Weighted average number of common shares outstanding
- Basic	52,177,323	52,177,323	52,264,994
- Diluted	52,177,323	52,177,323	53,176,397

	December 31,
	2009	2010
(In $ )	Audited	Audited
Assets
Total current assets	25,984,418	102,411,948
Total other assets	54,130,835	76,823,403
Total assets	80,115,253	179,235,351

Liabilities and owners' stockholder's equity
Total current liabilities	9,282,633	11,910,076
Total non-current liabilities	3,295,738	-
Total liabilities	12,578,371	11,910,076
Owners'/stockholders’ equity
Capital Stock	18,019,636	116,429,185
Other owners'/stockholders' equity	49,517,246	50,896,090
Total owners'/stockholders’ equity	67,536,882	167,325,275
Total liabilities and owners'/stockholders’ equity	80,115,253	179,235,351

B.	Capitalization and Indebtedness

Not applicable

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk Factors

RISKS RELATING TO OUR BUSINESS AND INDUSTRY

Our performance depends upon public spending on marine infrastructure, which may significantly decline.

Our ability to generate revenues significantly depends upon the PRC government’s public spending on port infrastructure. Our major customers include PRC government agencies at the national, provincial and local levels, and state-owned enterprises. We are therefore affected by changes in public works’ budgets. The future growth of the ports infrastructure industry in the PRC depends primarily upon the continued availability of major marine transportation infrastructure projects. The nature, extent and timing of these projects will, however, be determined by the interplay of a variety of factors, including the PRC government’s spending in the marine transportation infrastructure industry in the PRC and the general conditions and prospects of the PRC economy. The PRC government’s spending in the marine transportation infrastructure industry has historically been, and will continue to be, vulnerable to the PRC economy and is cyclical in nature. Should there be a significant reduction in public spending on marine transportation infrastructure projects in the PRC and we fail to open up new markets in or outside the PRC, our operations and profits could be adversely affected.

Our profitability is subject to inherent risks because of the fixed-price nature of most of our contracts.

Our revenues are derived from our role as a subcontractor for general contractors of dredging projects. Substantially all of the contracts between us and the general contractors are fixed-price contracts or fixed unit price in nature. Under a fixed-price contract, the customer agrees to pay a specified price for its performance of the entire contract. Fixed-price contracts carry inherent risks, including risks of losses from underestimating costs of materials, operational difficulties and other changes that may occur during the contract period. As a result, we will only realize profits on these contracts if we successfully estimate project costs and avoid cost overruns.

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

In the past several years we have derived a significant portion of our revenues from a small group of customers and we expect this to continue to be the case. The loss of any one of these customers could have a material adverse effect on our business, operating results and financial condition.

Our customer base has been, and we expect it to remain, highly concentrated each of the years. For the years ended December 31, 2010 and 2009, four customers accounted for 78.1% and 100%, respectively, of our total sales. For the years ended December 31, 2010 and 2009, two subsidiaries of our largest customer, China Communications Construction Company Limited, or China Communications, accounted for 57.1% and 48.8%, respectively, of our total revenues. We may lose customers from time to time, and if our customer base remains highly concentrated, the loss of, or reduction of our sales to, any of such major customers could have a material adverse effect on our business, operating results and financial condition.

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

Our operations are subject to hazards inherent in providing dredging services and related support services, such as the risk of equipment failure, vessel collision or other transit related accidents, industrial accidents, fire and explosion. These hazards can cause personal injuries and losses of lives, business interruptions, property and equipment damage, pollution and environmental damage. We may be subject to claims as a result of incidents relating to these and other hazards. For example, Fujian Service is a co-defendant in four related lawsuits brought by several individuals in Wenzhou, China, in May 2010. The lawsuits relate to a traffic accident that allegedly caused the deaths of two people and injuries to two other people by a truck. The plaintiffs alleged that the truck was hired for the Wenzhou Lingkun working area multiple function port construction project, or the Lingkun Construction Project, and that the owner, the general contractor and Fujian Service as the subcontractor of the Lingkun Construction Project, all of whom are co-defendants in these lawsuits, were responsible for the damages. The plaintiffs have claimed total damages of approximately $0.6 million. These four lawsuits are pending the first instance judgment of the local court, which is expected in the short term. While we have been vigorously defending ourselves in this matter, we may face a judgment entered against us for money damages and possibly ongoing appellate proceedings, which could have an adverse effect on our business and results of operations. In addition, similar unpredictable events could occur in the future and adversely affect our operations.

We normally seek to limit our exposure to these claims and liabilities through contractual limitations of liability and insurance. These measures, however, may not always be effective because of various reasons outside of our control, including, among other things:

•	In some of the jurisdictions in which we operate, environmental and workers’ compensation liabilities may be assigned to us as a matter of law and may not be limited through contracts;

•
Insurance coverage may not be sufficient because it may not be possible to obtain adequate insurance against some risks on commercially reasonable terms, or at all. Insurance products, in particular, have become increasingly expensive and sometimes very difficult to obtain. In this regard, consistent with what we believe is customary practice in the PRC, we do not carry any business interruption insurance.  While we do have Ship Pollution Liability coverage for certain environmental damage and third-party losses that arise from fuel or chemical leaks from the three vessels that we own, there may be circumstances in which we would not be fully covered or compensated for losses and liabilities arising from interruptions to our operations, construction accidents, defects in our work or other risks by insurance that we have maintained. Our Ship Pollution Liability coverage is for up to approximately $732,000 annually for Xinggangjun #66, $366,000  annually for Xinggangjun #3 and $309,000 annually for Xinggangjun #6.

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

Most of our contracts provide for progress payments from our general contractor customers based upon the value of work completed upon reaching certain milestones. Generally a site engineer issues a progress certificate certifying the work progress in the preceding contract stage. The customers then effect payments with reference to these certificates. As a result, we are often required to commit resources to projects prior to receiving payment from customers in amounts sufficient to cover expenditures on the projects as they are incurred. These progress payments may not be remitted by customers to us on a timely basis or that we will be able to efficiently manage the level of bad debt arising from such payment practice.

Delays in progress payments from customers would increase our working capital needs. If a customer defaults in making its payments on a project to which we have devoted significant resources, it would also affect our liquidity and decrease the capital resources that are otherwise available for other uses. In such cases, we may file a claim for compensation of the loss of a payment default, but settlement of disputes of this nature generally takes substantial time in the PRC and expenditure of financial and other resources, and the outcome is often uncertain.

We require substantial capital and any failure to obtain the capital needed on acceptable terms, or at all, may adversely affect our expansion plans and growth prospects.

The transportation infrastructure industry in which we operate is generally capital intensive. It requires significant capital to acquire, maintain and operate our vessels and facilities, resulting in high fixed costs. It also requires significant capital to purchase dredging equipment, develop new services and products and develop and implement new technologies. Our capital expenditures may increase as a result of the further upgrade of our dredging fleet and expansion of our scope of operations.

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

Backlog represents our estimate of the contract value of work that remains to be completed on firm contracts that have not yet commenced and on contracts in progress as at a certain date. The contract value of a project represents the revenue that is expected to be received under the terms of the contract if the contract is performed in accordance with its terms. As of December 31, 2010, we had a backlog of approximately US$62.3 million.  The revenues anticipated by our backlog may not be realized and, if realized, may not result in profits. Projects may remain in backlog for an extended period of time. In addition, project cancellations or scope adjustments may occur from time to time, which could reduce the dollar amount of the backlog and the revenue and profits that are ultimately earned from the contracts. For instance, in October 2010 we formally deferred three contracts totaling approximately $44.3 million which were reported in our backlog as of June 30, 2010. We believe these deferral agreements created enough uncertainty about when the contracts would be performed that they should no longer be included in our backlog. Accordingly, investors should not unduly rely on the backlog information presented in this filing as an indicator of our future earnings. In addition, since our backlog only represents approximately six months of potential revenue, our longer term results depend significantly on our ability to convert our bid and negotiation stage project pipeline into backlog, which we may be unable to do.

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

The PRC government has published extensive environmental, safety and health regulations with which we need to comply. Failure to comply with these regulations may result in penalties, fines, suspension or revocation of our licenses or permits to conduct business, and litigation. Given the magnitude and complexity of these regulations, compliance with them may be difficult or involve the expenditure of significant financial and other resources to establish effective compliance and monitoring systems. In addition, these regulations are constantly evolving. The PRC government may impose additional or stricter laws or regulations, compliance with which may cause us to incur significant costs that we may not be able to pass on to our customers. Furthermore, some of the new overseas markets that we are seeking to enter may have more onerous environmental, safety and health regulations than China, compliance with which may be very costly and could hinder our endeavors to enter these new overseas markets. In addition, we face numerous PRC regulatory risks associated with our operations in China. Please see “Risk Factors — Risks Relating to Doing Business in the PRC” and “Selected PRC Government Regulations” under Item 4B. “Business Overview.”

Our operations depend heavily on the timely availability of an adequate supply of supplies and consumable parts at acceptable prices and quality.

To operate successfully, we must obtain from our suppliers sufficient quantities of supplies and consumable parts, such as mud pipe and dredge pumps at acceptable prices and quality and in a timely manner. In 2009 and 2010, the cost of supplies and consumables parts accounted for approximately 76.8% and 73.1%, respectively, of our total cost of contract revenue. During times of short supply, we may have to pay significantly higher prices to obtain the supplies and consumable parts required for our operations. Most of our dredging contracts specify a fixed unit price and we are responsible for procuring the supplies and consumable parts needed for the projects. As a result, when prices of such supplies and consumables increase, we are unlikely to be able to pass the price increases on to our customers. In addition, we have entered into fixed price supply contracts with some of our suppliers, under which we are obligated to procure a fixed amount of supplies and consumable parts annually. Although we negotiate these agreements on an annual basis, in the event when prices of such supplies and consumable parts drop, we are unlikely to be able to procure the supplies and consumable parts of similar quality from a cheaper source. The profitable performance of our contracts also requires components and supplies of high quality. If quality supplies and consumable parts are not available, it could directly and adversely affect the quality, timeliness or efficiency of our work, undermine our reputation and increase the chances of potential disputes and liabilities; all or any of which may negatively affect future profits and projected growth.

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

Our current or potential competitors may offer services or products comparable or superior to those that we offer at the same or lower prices or adapt more quickly than we do to evolving industry trends or changing market conditions.  We may lose our customers to our competitors if, among other things, we fail to keep our prices at competitive levels or to sustain and upgrade our capacity and technology. Increased competition may result in price reductions, reduced profit margins and loss of market share.

Our operations require permits or licenses and the loss of these permits or licenses could significantly hinder our business and reduce our expected revenue and profits.

We require operating permits and licenses to conduct our business in PRC waters and we must comply with the restrictions and conditions imposed by various levels of government to maintain our permits and licenses. Such restrictions include limitations on foreign ownership of vessels and the licensed entity performing dredging works, maintenance of sufficient number of qualified personnel, maintenance of sufficient project track records and compliance with safety regulations and environment protection regulations and maintenance of various licenses of the dredging vessels. If we fail to comply with any of the regulations required for the maintenance of our licenses, our licenses could be temporarily suspended or even revoked, or the renewal of our licenses upon expiration of their original terms may be delayed, which would directly impact our ability to undertake dredging work and reduce our revenue and profit. For a detailed discussion of the effects of restrictions on foreign ownership of vessels, the licensed entity performing dredging works and other conditions, please see “Risk Factors — Risks Relating to Doing Business in the PRC” and “Selected PRC Government Regulations” under Item 4B. “Business Overview.”

We may encounter unexpected difficulties in expanding into new markets.

As we broaden the scope of our geographical operations within the PRC it places additional demands on our management resources. Such expansion also increases the requirements for spare parts and consumable inventories because our business model contemplates maintaining minimum quantities of key items close enough to each vessel to be delivered quickly. Further, it requires us to become familiar with and manage our operations in keeping with local requirements with which we may not be familiar. Any of these factors could adversely effect the cost and efficiency of our dredging operations and our financial performance.

Although we have no current plans to do so, we may expand the geographical coverage of our operations outside the PRC to meet the evolving needs of our key customers who are expanding internationally to places such as Vietnam, Taiwan and other Asian countries. Expansion into overseas markets carries with it many associated risks, including risks related to being relatively new in such markets and unfamiliar with and unable to manage the requirements of operating there. Expansion into overseas markets could also stretch our capital, personnel and management resources to a greater extent than further geographical expansion within the PRC. In addition, there may be many established incumbent players in these markets, who already enjoy a significant presence, and it may be difficult for us to win market share from them. Some of the overseas markets that we could potentially enter may have high barriers of entry to foreign competitors and any such expansion outside of the PRC may not be successful.

Our continued success requires hiring and retaining qualified personnel.

Our future success is dependent upon our ability to attract and retain personnel, including executive officers and key qualified personnel, who have the necessary and required experience and expertise. Particularly, our success is largely attributable to the highly qualified and experienced personnel that we have been able to attract and retain in the past such as captains and chief engineers for dredgers or construction-related geology analysts. Competition for qualified personnel is intense and we have periodically experienced difficulties in recruiting suitable personnel. We may lose these persons to those competitors who are able to offer more competitive packages, or we may have to significantly increase our related staff costs.

 We significantly depend on our Chief Executive Officer.

We are dependent on the principal members of our management staff, and in particular Xinrong Zhuo, our Chief Executive Officer. While we have entered into a three-year employment agreement with Mr. Zhuo, there are circumstances under the agreement in which Mr. Zhuo may elect to terminate his employment pursuant to the agreement. Even if Mr. Zhuo were to terminate employment with us in breach of his agreement, we would have little or no practical recourse against Mr. Zhuo under PRC law. Mr. Zhuo may not continue to be employed by us for as long as we require his services. In addition, we rely on members of our senior management team with dredging industry experience for important aspects of our operations, and we believe that losing the services of these executive officers could be detrimental to our operations because they would be difficult to replace. We do not have key-man life insurance for any of our executive officers or other employees.

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

Changes in PRC laws and regulations, or their interpretation, or the imposition of confiscatory taxation, restrictions on currency conversion, imports and sources of supply, devaluations of currency or the nationalization or other expropriation of private enterprises could have a material adverse effect on our business, results of operations and financial condition. Under our current leadership, the PRC government has been pursuing economic reform policies that encourage private economic activity and greater economic decentralization. The PRC government may continue to pursue these policies, and it may significantly alter these policies from time to time without notice.

We may be required to obtain prior approval from Ministry of Commerce and the China Securities Regulatory Commission for the Merger.

On August 8, 2006, six PRC regulatory authorities, including the Ministry of Commerce, or MOFCOM, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the China Securities Regulatory Commission, or the CSRC, and the SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which became effective on September 8, 2006 and was amended on June 22, 2009 by the MOFCOM, or the M&A Regulations. The M&A Regulations, among other things, require that the approval from MOFCOM be obtained for acquisitions of affiliated domestic entities by foreign entities established or controlled by domestic natural persons or enterprises, and also require that an offshore special purpose vehicle, or SPV, formed for purposes of overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals, obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by SPVs. The CSRC approval procedures require the filing of a number of documents with the CSRC.

Currently the application of the M&A Regulations remains unclear, with no consensus currently existing among leading PRC law firms regarding the scope and applicability of the CSRC approval requirement. Our PRC legal counsel, Dacheng Law Offices LLP (Fuzhou), based on its understanding of current PRC laws, regulations and rules, has advised that the M&A Regulations are not applicable to us or the Merger we already consummated. However, the relevant PRC government authorities, including MOFCOM and the CSRC, may reach a different conclusion than our PRC counsel. If prior approval from MOFCOM or the CSRC is required but not obtained, we may face sanctions by MOFCOM, the CSRC or other PRC regulatory agencies. Consequently, MOFCOM, the CSRC or other PRC regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operations in the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects.

Due to various restrictions under PRC laws on the distribution of dividends by our PRC operating companies, we may not be able to pay dividends to our shareholders.

The Wholly-Foreign Owned Enterprise Law (1986), as amended, The Wholly-Foreign Owned Enterprise Law Implementing Rules (1990), as amended, and the Company Law of the PRC (2006) contain the principal regulations governing dividend distributions by WFOEs. Under these regulations, WFOEs may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Additionally, they are required to set aside a certain amount of their accumulated profits each year, if any, to fund certain reserve funds. These reserves are not distributable as cash dividends except in the event of liquidation and cannot be used for working capital purposes. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. We may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from the profits of Fujian WangGang.

Furthermore, if our subsidiaries in the PRC incur debt on their own in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenues from our operations through these contractual or dividend arrangements, we may be unable to pay dividends on our ordinary shares.

Because our principal assets are located outside of the United States and our directors and officers reside outside of the United States, it may be difficult for our investors to enforce their rights based on the United States federal securities laws against us and our officers and directors in the United States or to enforce foreign judgments or bring original actions in the PRC against us or our management named in this Report.

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

In addition, since we are incorporated under the laws of the BVI and our corporation affairs are governed by the laws of the BVI, it may not be possible for our investors to originate actions against us or against our directors or officers based upon PRC laws, and it may be difficult, if possible at all, to bring actions based upon BVI laws in the PRC in the event that you believe that your rights as a shareholder have been infringed.

If the PRC government determines that our contractual arrangements that establish the structure for our business operations do not comply with applicable PRC laws, rules and regulations, we could be subject to severe penalties or be forced to restructure our ownership structure.

Foreign ownership in ships which are authorized to operate within the waters in the PRC is subject to significant restrictions under current PRC laws, rules and regulations. According to the Regulation of Ship Registration of the PRC and other related regulations, a ship with more than 50% foreign ownership may not be registered with China nationality. In addition, a ship without a China nationality is not allowed to operate within the waters in the PRC. According to the requirements of the Rules of PRC Governing Vessels of Foreign Nationality, effective as of September 18, 1979, and other applicable rules and regulations, foreign vessels are required to obtain applicable permissions from the PRC administrative authorities for port entries into, navigations in, and exits from the PRC inland waterways and territorial seas. Furthermore, the RAFCE, provides that wholly foreign-owned construction enterprises may only undertake certain types of construction projects prescribed by the RAFCE within the scope of their qualifications. According to such stipulations, the business operations of our operating company, Fujian Service, will be adversely affected if its foreign-owned equity is increased to more than 50%.

To comply with applicable PRC laws, rules and regulations, we directly own 50% equity interests of Fujian Service, our operating company, and entered into the VIE Agreements with Wonder Dredging, which is a PRC domestic company and legal owner of the other 50% equity interests of Fujian Service, and the shareholders of Wonder Dredging. We believe these contractual arrangement give us total control and 100% beneficial interest in the 50% of Fujian Service and 100% of Wonder Dredging that we do not directly own. Our PRC legal counsel, Dacheng Law Offices LLP (Fuzhou), is of the opinion that (a) our contractual arrangements are in compliance with the requirements of applicable PRC laws and regulations and are in full force and effect; (b) the execution, delivery, effectiveness, enforceability and performance of the such contractual arrangements by any of the our subsidiaries do not (i) result in any violation of the provisions of the Memorandum and Articles of Association, business licenses or other constitutive documents of such party, (ii) conflict with or constitute a breach of any contracts, agreements, or other instruments to which any of such party or by which any of them may be bound, or to which any of the property or assets of such party is subject, or (iii) result in any violation of any judgment, award, order, writ or decree of any government body, court, arbitration panel, domestic or foreign, having jurisdiction over any of such party. However, the relevant PRC regulatory authorities have broad discretion in determining whether a particular corporate structure or contractual arrangement violates applicable PRC laws, rules and regulations, and may take a different view from that of our PRC legal counsel. If the current ownership structure or contractual arrangements is found to be in violation of any existing or future PRC laws, rules or regulations, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including imposition of fines, revocation of the business and operating licenses of Fujian Service, whose business and operating licenses are essential to the operation of our business, confiscation of our income or the income of Fujian Service, or requiring us, our PRC subsidiary and Fujian Service to restructure the relevant ownership structure, operations or contractual arrangements and taking other regulatory or enforcement actions that could be harmful to our business.

In addition, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. The imposition of any of these penalties and the effect of any new PRC laws, rules and regulations applicable to our corporate structure and contractual arrangements could have a material adverse effect on our financial condition and results of operations.

Contractual or other arrangements among our affiliates may be subject to scrutiny by PRC tax authorities, and a finding that we or our affiliates owe additional taxes could substantially reduce our profitability and the value of your investment.

As a result of our contractual arrangements, we are entitled to substantially all of the economic benefits of ownership of Fujian Service and Wonder Dredging and also bear substantially all of their economic risks. If the PRC tax authorities determine that the economic terms, including pricing, of our arrangements in respect of Fujian Service were not determined on an arm’s length basis, we could be subject to significant additional tax liabilities and other penalties, which may materially adversely affect our operation results.

Contractual arrangements, including voting proxies, with our affiliated entities for our dredging businesses may not be as effective in providing operational control as direct or indirect ownership.

Since applicable PRC laws, rules and regulations restrict foreign ownership in ships allowed to operate within PRC waters, we only directly own 50% equity interests of Fujian Service, our operating company, and entered into a series of contractual arrangements with Wonder Dredging, which is a PRC domestic company and legal owner of the other 50% equity interests of Fujian Service, and all the shareholders of Wonder Dredging. Fujian Service holds the licenses and approvals pertaining to the operation of our dredging business. We conduct our dredging business and derive related revenues through the direct ownership and contractual arrangements. As we do not have a controlling ownership interest in Fujian Service, these contractual arrangements, including the voting proxies granted to us, may not be as effective in providing us with control over these companies as 100% direct or indirect ownership. If we were the controlling shareholder of Fujian Service with direct or indirect ownership, we would be able to exercise our rights as shareholder to effect changes in the board of directors more effectively, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level.

However, pursuant to our contractual arrangements, if Fujian Service, Wonder Dredging or the shareholders of Wonder Dredging fail to perform their obligations under these contractual arrangements, we may be forced to (i) incur substantial costs and resources to enforce such arrangements, including the voting proxies, and (ii) rely on legal remedies available under PRC law, including exercising our call option right over the equity interests in Fujian Service, seeking specific performance or injunctive relief, and claiming monetary damages. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, our business, financial condition and results of operations could be materially and adversely affected.

If SAFE determines that its foreign exchange regulations concerning “round-trip” investment apply to us and our shareholding structure, a failure by our shareholders to comply with these regulations may restrict our ability to distribute profits, restrict our overseas and cross-border investment activities or subject us to liability under PRC laws, which may materially and adversely affect our business and prospects.

In October 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fundraising and Roundtrip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, which became effective as of November 1, 2005 and which was supplemented by an implementing notice issued on May 29, 2007. We refer to them collectively as SAFE Circular No. 75. Under SAFE Circular No. 75, PRC citizens and residents without PRC citizenship must register with the relevant local SAFE branch prior to their establishment or control of an offshore entity established for the purpose of an overseas equity financing involving onshore assets or equity interests held by them, and must also make filings with SAFE thereafter upon the occurrence of certain material capital changes. The registration and filing procedures under SAFE Circular No. 75 are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investments or shareholders’ loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquidating distributions, equity sale proceeds or the return of funds upon a capital reduction.

Because our founder and controlling shareholder, Mr. Xinrong Zhuo, obtained his Hong Kong identity card in 2005 and surrendered his PRC identity subsequent thereto but still resides in mainland China, he may be determined as the PRC resident defined in SAFE Circular No. 75. Due to the uncertainty over how SAFE Circular No. 75 will be interpreted and implemented, we cannot predict how it will affect our business operations or future strategies. In addition, if SAFE determines that SAFE Circular No. 75 does apply to us, our present and prospective PRC subsidiaries’ ability to conduct foreign exchange activities, such as any remittance of dividends, or foreign currency-denominated borrowings, or other capital inflow from the offshore entity, may be subject to compliance with SAFE Circular No. 75 requirements of our PRC resident shareholders. If SAFE Circular No. 75 were determined to apply to us or any of our PRC resident shareholders, a failure by any of our shareholders or beneficial owners to comply with SAFE Circular No. 75 may subject the relevant shareholders or beneficiaries to penalties under PRC foreign exchange administrative regulations, and may subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure or other capital inflow from the offshore entity, which would have a material adverse effect on our business, financial condition, results of operations and liquidity as well as our ability to pay dividends or make other distributions to our shareholders.

The dividends we receive from our Chinese subsidiaries and our global income may be subject to Chinese tax under the Enterprise Income Tax Law, or the EIT Law, which would have a material adverse effect on our results of operations; our foreign Shareholders will be subject to a Chinese withholding tax upon the dividends payable by us and subject to the income tax on the gains on the sale of our shares, if we are classified as a Chinese “resident enterprise.”

Under the EIT Law, dividends, interests, rent, royalties and gains on transfers of property payable by a foreign-invested enterprise in China to its foreign investor who is a non-resident enterprise will be subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax. Under the arrangement for avoidance of double taxation between mainland China and Hong Kong, the effective withholding tax applicable to a Hong Kong non-resident company is currently 5% if it directly owns no less than 25% stake in the Chinese foreign-invested enterprise.

Under the EIT Law, an enterprise established outside China with its “de facto management body” within China is considered a “resident enterprise” in China and is subject to the Chinese enterprise income tax at the rate of 25% on its worldwide income. China Dredging, our BVI holding company, may be deemed to be a PRC resident enterprise under the EIT Law and be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income. It is also unclear whether the dividends we receive from Fujian WangGang will constitute dividends between resident enterprises and therefore will be exempted from income tax, even if we are deemed to be a “resident enterprise” for PRC enterprise income tax purposes. If the Chinese tax authorities subsequently determine that we should be classified as a resident enterprise, foreign Shareholders will be subject to a 10% withholding tax upon dividends payable by us and subject to the income tax upon the gains on the sale of our shares under the EIT Law. Any such tax may reduce the returns on investment in our shares.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

As an offshore holding company of our PRC operating subsidiaries, we may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries. Any loans to our PRC subsidiaries are subject to PRC regulations and approvals. For example, loans by us to our wholly owned subsidiaries in China, each of which is a foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local counterpart.

In addition, any capital contributions to our PRC wholly owned subsidiary must be approved by MOFCOM or its local counterpart and registered with SAFE or its local counterpart. We may not be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our subsidiaries. If we fail to receive such registrations or approvals, our ability to capitalize our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

Currently Fujian Service has not obtained the License for Work Safety and may be impossed penalties.

The Regulations on Licenses for Work Safety promulgated by the PRC State Council that took effect on January 13, 2004 includes the provisions that a construction entity with no license for work safety may not engage in construction activities. Fujian Service has been in the process of applying for the License for Work Safety. Although we have not been subject to any fines or other penalties in relation to any non-compliance in the past, if we fail to obtain the License for Work Safety in a timely manner, Fujian Service may be subject to fines, confiscation of the gains derived from the business activities or the suspension of operations of Fujian Service, which could adversely affect our business and results of operations.

Fujian Service has operated its construction business without the appropriate qualification certificate and therefore may be subject to various penalties.

PRC laws and regulations concerning construction or construction enterprises require that a construction enterprise must hold a qualification certificate for the purpose of undertaking construction projects. Furthermore, there are three levels of qualifications for enterprises undertaking waterway engineering projects and a license holder may only carry out projects permitted by its level of qualification. A construction enterprise is prohibited from undertaking projects without the requisite qualification certificate or exceeding the scope permitted by its level of qualification, otherwise it may be subject to penalties, fines, confiscation of the gains derived from the business activities or the suspension of operations. In addition, if a construction enterprise without the requisite qualification certificate is involved in any dispute in relation with the construction, the relevant court may rule the construction contract to be void. However, despite the void construction contract, if the construction has been completed and accepted after inspection, the construction enterprise is entitled to claim for the project payment.

Where a construction enterprise, which has acquired the construction qualification, applies for a higher level of qualification or to add new items to its qualification, the approval authorities may not approve its application if the construction enterprise, within a year before the day of application, has undertaken a project beyond the scope permitted by its level of qualification.

Our operating company, Fujian Service, commenced its business operation since January 2008 but obtained Level-III qualification only in August 2010. In addition, all major business contracts executed and performed by Fujian Service exceed the permitted scope for Level-III qualification. Although Fujian Service has received all project payments in accordance with the related construction contracts so far, and has not received any notice from the PRC authority for its previous and existing non-compliance, PRC authorities may impose any of the above penalties upon Fujian Service.

To be eligible for the Level-II qualification, a construction company is required to meet certain criteria as set forth in the PRC Criterion for Qualifications of Construction Enterprises, or Qualification Regulations. Currently Fujian Service meets all of the criteria for the Level-II qualification except the following: (i) it does not have a dredger with 2 m3 volume; (ii) it does not have 150 or more engineers and financial managers; and (iii) the current project manager does not have 10 years or more experience in construction management with a minimum of mid-level class qualification. Fujian Service plans to recruit the personnel with the requisite experiences and qualifications and to purchase a dredger with 2 m3 volume so as to be eligible for the Level- II qualification. However, it may take significant time for Fujian Service to meet such criteria. As Fujian Service has not complied with the relevant laws and regulations, such application may not be approved. If Fujian Service fails to upgrade its qualification in a timely manner and meanwhile continues to undertake projects exceeding the scope of Level-III qualification, it may be subject to fines, confiscation of the gains derived from the business activities or the suspension of operations, and the contracts may be ruled unenforceable or void if any dispute arises, which could materially and adversely affect our business and results of operations.

Fujian Service has not obtained the consents from construction project owners for a substantial number of contracts currently in-progress and which therefore may be held invalid and subject it to confiscation of the associated income.

According to the 1997 PRC Construction Law and other related regulations, if a general contractor subcontracts part of the projects to subcontractors with appropriate qualifications, except for the subcontracting as permitted in the general contracting agreement, prior approval from project owners shall be required. According to the Interpretation by the PRC Supreme Court Concerning the Application of Law in Trial of Dispute Cases Involving Construction Project Contracts, if a contractor illegally assigns or subcontracts the construction project, such act shall be invalid. The people’s court may confiscate the illegal income already obtained by the party according to Article 134 of the Civil Law General Principles. Among the current and effective subcontracts to which Fujian Service is a party, only a few of them have obtained the approval from the project owner. We have not been involved in disputes with general contractors or project owners so far, but we may encounter such disputes in the future. In the event a general contractor is decided by a court to subcontract the construction project illegally, the revenues of Fujian Service may be confiscated, which could materially and adversely affect our business and results of operations.

Fujian Service has not obtained permits for Above-water and Under-water Construction Works and, therefore, may be subject to fines or ordered to rebuild, move or remove the works.

Under the Safety Administration Regulation on Above-water and Under-water Construction Works and Navigation promulgated by the Ministry of Transportation, or the Above-water and Under-water Regulation, the project owner or the contractor of a construction project is required to obtain the permit for above-water and under-water construction works and navigation. However, it is not explicitly specified whether the project owner, the general contractor or each of the various subcontractors are ultimately responsible for obtaining the permit. If the permit is not obtained upon the commencement of an above-water or under-water construction project, the relevant government authorities may impose penalties upon any of the enterprises involved in the project for violation of such regulations. The penalties may include fines, and orders to rebuild, move or remove the works. Fujian Service has not obtained such permit for its construction works. Although Fujian Service has not received any notice regarding penalties, there is risk that it may be subject to penalties due to non-compliance.

Fujian Service is responsible for the quality of the construction works undertaken by it, and any non-compliance with the related regulations may subject Fujian Service to penalties that may adversely affect our operations.

Under the Regulation on the Quality Management of Construction Projects issued by the State Council which took effect in January 2000, or the Supervision of Quality Regulations, the subcontractors will be jointly and severally responsible for the quality of the construction work in the case that the general contractor subcontracts part of the project work to the subcontractors. If Fujian Service does not comply with Supervision of Quality Regulations, it will be subject to fines, suspension of operations, degradation of the construction qualification, rework, repair and compensation, which may adversely affect our operations. Although the projects in which Fujian Service participated have all passed the inspection and acceptance upon its completion, there is risk that it may be subject to penalties due to the future non-compliance.

Our current employment practices may be adversely impacted under the labor contract law of the PRC.

The PRC National People’s Congress promulgated the Labor Contract Law, which became effective on January 1, 2008. Compared to previous labor laws, the Labor Contract Law provides stronger protection for employees and imposes more obligations on employers. According to the Labor Contract Law, employers have the obligation to enter into written labor contracts with employees to specify the key terms of the employment relationship. The law also stipulates, among other things, (i) that all written labor contracts shall contain certain requisite terms; (ii) that the length of trial employment periods must be in proportion to the terms of the relevant labor contracts, which in any event shall be no longer than six months; (iii) that in certain circumstances, a labor contract shall be deemed to be without a fixed term and thus an employee can only be terminated with cause; and (iv) that there shall be certain restrictions on the circumstances under which employers may terminate labor contracts as well as the economic compensations to employees upon termination of the employee’s employment. A significant number of our employees are contracted through Fujian Haiyi International Ship Service Agency Co., Ltd., a third-party agency company, in the case of the dredgers owned by Fujian Service, and through the lessors, in the case of the dredgers leased by Fujian Service. Fujian Haiyi International Ship Service Agency Co., Ltd. and the lessors are responsible for managing, among others, payrolls and social insurance contributions of these employees.

We may be held jointly liable if Fujian Haiyi International Ship Service Agency Co., Ltd. or the lessors fails to pay such employees their wages and other benefits or otherwise become liable to these employees for labor law violations. In addition, in the event we decide to significantly change or downsize our workforce, the Labor Contract Law could restrict our ability to terminate employee contracts and adversely affect our ability to make such changes to our work force in a manner that is most favorable to our business or in a timely and cost effective manner, which in turn may materially and adversely affect our financial condition and results of operations. Our employment practices may be deemed to violate the Labor Contract Law. If we are subject to severe penalties or incur significant legal fees in connection with labor law disputes or investigations, our business, financial condition and results of operations may be adversely affected.

Fujian Service has not paid the housing fund for and on behalf of its employees and may be subject to the imposition of fines or penalties.

As required by PRC regulations concerning the housing fund, an employer shall make the housing fund payment and deposit registration and pay the housing fund for and on behalf of its employees according to a certain percentage of the respective employees’ salary, usually between 5% and 12%. Fujian Service has not made the housing fund payment and deposit registration due to inconsistent implementation and interpretation by local authorities in the PRC and different levels of acceptance of the social security system by employees. Fujian Service may be required to make such past housing fund payments in the future. Any judgment or decision against Fujian Service in respect of outstanding housing fund could have an adverse effect on our results of operations.

Currency fluctuations and restrictions on currency exchange may adversely affect our business, including limiting our ability to convert Chinese Renminbi into foreign currencies and, if Chinese Renminbi were to decline in value, reducing our revenue in U.S dollar terms.

Our reporting currency is the U.S. dollar and our operations in the PRC use their local currency as their functional currencies. Substantially all of our revenue and expenses are in Chinese Renminbi. We are subject to the effects of exchange rate fluctuations with respect to any of these currencies. For example, the value of the Renminbi depends to a large extent on PRC government policies and the PRC’s domestic and international economic and political developments, as well as supply and demand in the local market. Since 1994, the official exchange for the conversion of Renminbi to the U.S. dollar had generally been stable and the Renminbi had appreciated slightly against the U.S. dollar. However, in July 2005, the PRC government changed its policy of pegging the value of Chinese Renminbi to the U.S. dollar. Under the new policy, Chinese Renminbi may fluctuate within a narrow and managed band against a basket of certain foreign currencies. As a result of this policy change, Chinese Renminbi appreciated approximately 2.5% against the U.S. dollar in 2005 and 3.3% in 2006. It is possible that the Chinese government could adopt a more flexible currency policy, which could result in more significant fluctuation of Chinese Renminbi against the U.S. dollar. The Renminbi may not be stable against the U.S. dollar or any other foreign currency.

The income statements of our operations are translated into U.S. dollars at the average exchange rates in each applicable period. To the extent the U.S. dollar strengthens against foreign currencies, the translation of these foreign currency denominated transactions results in reduced revenue, operating expenses and net income for our operations. Similarly, to the extent the U.S. dollar weakens against foreign currencies, the translation of these foreign currency denominated transactions results in increased revenue, operating expenses and net income for our operations. We are also exposed to foreign exchange rate fluctuations as we convert the financial statements of our foreign subsidiaries into U.S. dollars in consolidation. For example, our net income as measured in Renminbi was 325.6 million for the year ended December 31, 2010 compared to RMB196.5 million for the year ended December 31, 2009, an increase of 65.7%. However, our net income as measured in U.S. dollars was $48.2 million for the year ended December 31, 2010 compared to $28.8 million for the period ended December 31, 2009, an increase of 67.7%. If there is a change in foreign currency exchange rates, the conversion of the foreign subsidiaries’ financial statements into U.S. dollars will lead to a translation gain or loss which is recorded as a component of other comprehensive income. In addition, if we have certain assets and liabilities that are denominated in currencies other than the relevant entity’s functional currency, changes in the functional currency value of these assets and liabilities would create fluctuations that will lead to a transaction gain or loss. We have not entered into agreements or purchased instruments to hedge its exchange rate risks, although it may do so in the future. The availability and effectiveness of any hedging transaction may be limited and we may not be able to successfully hedge its exchange rate risks.

Although PRC governmental policies were introduced in 1996 to allow the convertibility of Chinese Renminbi into foreign currency for current account items, conversion of Chinese Renminbi into foreign exchange for capital items, such as foreign direct investment, loans or securities, requires the approval of SAFE, which is under the authority of PBOC. These approvals, however, do not guarantee the availability of foreign currency conversion. We may not be able to obtain all required conversion approvals for our operations or that PRC regulatory authorities may impose greater restrictions on the convertibility of Renminbi in the future. Because a significant amount of our future revenue may be in the form of Renminbi, our inability to obtain the requisite approvals or any future restrictions on currency exchanges could limit our ability to utilize revenue generated in Renminbi to fund our business activities outside of the PRC, or to repay foreign currency obligations, including our debt obligations, which would have a material adverse effect on our financial condition and results of operations.

RISKS RELATED TO OUR SECURITIES

There has been no public market for our shares.

There has been no public market for our shares. The shares are not listed on any other exchange or quoted for trading on any other automated quotation system.

Our corporate actions are substantially controlled by our officers, directors and principal shareholders and their affiliated entities.

Our executive officers, directors and principal shareholders and their affiliated entities beneficially own approximately 80.3% of our outstanding shares. These shareholders, if they acted together, would control matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions, and they may not act in the best interests of our minority shareholders. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company. These actions maybe taken even if they are opposed by our other shareholders.

We may need additional capital, and the sale of additional equity securities could result in additional dilution to our shareholders.

We believe that our current cash and cash equivalents, and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

We do not expect to pay dividends in the foreseeable future.

We intend to retain most, if not all, of our available funds and earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Our board of directors has significant discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial position, contractual restrictions and other factors deemed relevant by our board of directors.

Our Shareholders may face difficulties in protecting their interests, and their ability to protect their rights through the United States federal courts may be limited because we are incorporated under BVI law, we conduct substantially all of our operations in China and all of our directors and officers reside outside the United States.

We are incorporated in the BVI and conduct substantially all of our operations in China through our PRC subsidiaries. All of our directors and officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the BVI or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the BVI and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the BVI of judgments obtained in the United States, although the courts of the BVI will recognize as a valid judgment, a final and conclusive judgment in personam obtained in a federal or state court of the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon; provided that (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the BVI; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the BVI; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the BVI; and (f) there is due compliance with the correct procedures under the laws of the BVI. The PRC does not have a treaty with United States providing for the reciprocal recognition and enforcement of judgments of courts.

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, or our Articles of Association, and by the statutory and common law of the BVI. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the BVI. The common law of the BVI is derived in part from comparatively limited judicial precedent in the BVI as well as from English common law, which provides persuasive, but not binding, authority on a court in the BVI. The rights of our shareholders and the fiduciary responsibilities of our directors under BVI law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the BVI has a less developed body of securities laws than the United States and provides significantly less protection. In addition, BVI companies may not have standing to initiate a shareholder derivative action in United States federal courts.

As a result, our shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

We identified what believe would constitute a material weakness in our internal control over financial reporting in 2009 and may identify future material weaknesses which, if uncorrected, may adversely effect our ability to accurately and timely report our financial results or prevent fraud, decrease investor confidence in us and negatively impact the market price of our securities.

We are a company with limited accounting personnel and other resources to address our internal control over financial reporting. In connection with the audit of our financial statements included in this Report, we identified what we believe would constitute a “material weakness” in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis by the company’s internal controls. The material weakness we identified was that none of our employees had any formal training in U.S. GAAP and the U.S. Securities and Exchange Commission or the SEC rules and regulations. Our newly recruited Chief Financial Officer also does not have such training, and we may not be able to remediate this material weakness without significant expense, if at all. We also may face additional material weaknesses in the future. Therefore, there is a risk that our current or future financial statements may not be properly prepared in accordance with the U.S. GAAP or that our current or future disclosures are not in compliance with SEC rules and regulations. If we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal control over financial reporting. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business.

Compliance with rules and requirements applicable to public companies will cause us to incur additional costs, and any failure by us to comply with such rules and requirements could negatively affect investor confidence in us and cause the market price of our securities to decline.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, many of which are not reflected in our historical financial statements. In addition, the Sarbanes-Oxley Act, as well as rules adopted by the SEC, has required changes in the corporate governance practices of public companies. We expect these rules and regulations to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. Complying with these rules and requirements may be especially difficult and costly for us because we may have difficulty locating sufficient personnel in China with experience and expertise relating to U.S. GAAP and United States public company reporting requirements, and such personnel may command high salaries. If we cannot employ sufficient personnel to ensure compliance with these rules and regulations, we may need to rely more on outside legal, accounting and financial experts, which may be very costly. In addition, we will incur additional costs associated with our public company reporting requirements. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our Corporate Structure

We are a BVI holding company incorporated on April 14, 2010. We conduct our dredging operations through our PRC subsidiary, Fujian Service. Our principal place of operation is at Floor 18, Tower A, Zhongshan Building, No. 154, Hudong Road, Gulou District, Fuzhou City, Fujian Province, PRC. Our telephone number at this address is +86 591 8727 1266. Before the reorganization in May 2010, Fujian Service was owned by Mr. Qing Lin and Mr. Panxing Zhuo, who are, respectively, the brother-in-law and the father of Mr. Xinrong Zhuo, our Chairman and Chief Executive Officer. Mr. Qing Lin and Mr. Panxing Zhuo, pursuant to an agreement, held their interests as the representatives of the family. The agreement also gave Mr. Xinrong Zhuo the exclusive right to make executive decisions and manage Fujian Service. China Dredging is incorporated by three entities, namely, Venus Seed Co. Ltd., or Venus, whose beneficial owner is Kit Chan, Saturn Glory Co. Ltd., or Saturn, whose beneficial owner is Bin Lin, our Senior Vice President, and Mars Harvest Co. Ltd., or Mars, whose beneficial owner is Xinrong Zhuo, our Chairman and Chief Executive Officer.

Our wholly owned subsidiary, China Dredging HK, was organized under the laws of Hong Kong on April 26, 2010 to serve as a holding company for Fujian WangGang, a PRC company organized on June 12, 2010 and a WFOE under PRC law. On June 29, 2010, Fujian WangGang acquired a 50% direct equity interest in Fujian Service. The remaining 50% equity interest in Fujian Service is held by Wonder Dredging, a PRC company owned by Qing Lin and Panxing Zhuo who, pursuant to an agreement hold their interests in Fujian Service indirectly as the representatives of the family. The agreement also gave Xinrong Zhuo the exclusive rights to make executive decisions and manage Fujian Service. Pursuant to its certificate of incorporation, Fujian Service’s corporate existence terminates on January 7, 2028.

Fujian Service, which is our operating entity with Renminbi 200,000,000 ($29,002,371 at December 31, 2010) registered capital, was incorporated in January 2008. Before the reorganization in May 2010, Fujian Service was originally owned by two individuals, Qing Lin and Panxing Zhuo, who respectively held 91% and 9% ownership interests. Pursuant to an agreement they held their interests as representatives of the family and accepted Xinrong Zhuo’s right to make all executive decisions and manage the business. Qing Lin and Panxing Zhuo are the brother-in-law and the father of Mars’ sole shareholder, Xinrong Zhuo.

In May 2010, Qing Lin and Panxing Zhuo sold all of their ownership interests of Fujian Service to Wonder Dredging, which they also owned fully and in the same percentages as their ownership interests in Fujian Service. Subsequent to this transaction, Wonder Dredging owned 100% of Fujian Service. In June 2010, Fujian WangGang acquired a 50% ownership interest in Fujian Service from Wonder Dredging by committing to invest, as a capital contribution, approximately $23.6 million into Fujian Service. This reduced Wonder Dredging’s ownership interest in Fujian Service to 50%. Fujian WangGang has met by related investment commitmtents to Fujian Service by January 2011.

In June 2010, Fujian WangGang entered into the VIE Agreements with Fujian Service, Wonder Dredging, Qing Lin and Panxing Zhuo to obtain irrevocable management control over both Wonder Dredging and Fujian Service. Through these agreements, Fujian WangGang (1) receives substantially all of the economic benefits of Fujian Service’s ongoing operations, (2) has the right to purchase the other 50% interest in Fujian Service from Wonder Dredging for consideration which is equivalent to the net asset value of the latest quarterly report of Fujian Service under U.S. GAAP preceding the purchase date, (3) has the right to receive all the payment by Fujian Service payable to Wonder Dredging.

In October 2010, we merged with CAC, a public reporting, non-trading shell company domiciled in the BVI. CAC had become a public company in the U.S. in December 2008 by filing a Form 10 registration statement pursuant to Section 12(g) of the Exchange Act. The former executive officer and director of CAC currently owns less than 1% of our outstanding ordinary shares and serves as the president of Chardan Capital Markets LLC, or Chardan, the lead placement agent in connection with our private placement, between October 2010 to December 21, 2010, in multiple closings, of an aggregate of 10,012,987 preferred shares, at a purchase price of $5.00 per share with gross proceeds to us of approximately $50.1 million, or 2010 private placement. We chose to merge with CAC because we believed becoming a public company would facilitate the consummation of a private placement on more favorable terms than would otherwise be available to us as a private company. We believe that investors are more likely to give lower valuations, require warrant coverage or other economic rights, and attempt to obtain special voting and information rights or to otherwise gain influence on corporate decisions in a private company, particularly one having substantial operations in China, as compared to a public company that is subject to audit, internal control and public disclosure obligations. In addition, we believed that the merger with CAC was in our best interest because, we may be regarded as more creditworthy, have greater access to the capital markets, and enjoy other advantages associated with being a public company.

The terms of the Merger were set forth in the Merger Agreement, which provided that China Dredging would continue as the surviving company following the Merger. We have accounted for the Merger as a recapitalization, with China Dredging being treated as the accounting acquirer. Immediately prior to, and in contemplation of, the consummation of the Merger, we redesignated our shares to retroactively adjust our legal capital. At the time of the Merger, all of the issued shares of CAC were exchanged for 500,000 of our ordinary shares, or 0.95% of our outstanding ordinary shares, while our shareholders immediately prior to the Merger retained 52,177,323 of our ordinary shares, or 99.05% of our outstanding ordinary share. As a result of the Merger, we became a public reporting company. CAC, being the non-surviving company, ceased its corporate existence, and was removed from the Register of Companies in the BVI.

The following diagram illustrates our current corporate structure:

(1)	Assumes the conversion of all of our preferred shares into ordinary shares.
(2)	Panxing Zhuo is the father of Xinrong Zhuo, our Chief Executive Officer and holds 9% interest as the reperesentative of the family.
(3)	Qing Lin is the brother-in-law of Xinrong Zhuo, our Chief Executive Officer and holds 91% interest as the representative of the family.
(4)	Xinrong Zhuo is our Chairman of the Board of Directors and Chief Executive Officer, Bin Lin is our Senior Vice President, and Kit Chan is our independent director.

2010 Private Placement

Concurrently with the closing of the Merger, we entered into a securities purchase agreement, or the Purchase Agreement, with certain investors. Pursuant to the Purchase Agreement, through multiple closings between October and December 2010, such investors purchased 10,012,987 of our preferred shares, at a purchase price of $5.00 per share, for aggregate proceeds of approximately $50.1 million. Each preferred share is convertible into one of our ordinary shares. Chardan acted as the lead placement agent in connection with the private placement. Net proceeds to us, after deducting offering expenses of approximately $3.6 million, were approximately $46.5 million. We paid Chardan a cash fee of approximately $3.1 million in addition to a $50,000 retainer fee.

Securities Escrow and Make-Good Provision

On October 29, 2010, our controlling shareholder, a company controlled by Mr. Xinrong Zhuo, placed into escrow 15,000,000 of our ordinary shares, or the Make-Good Escrow, pursuant to a securities escrow agreement, for the purpose of providing protection to the investors in the 2010 Private Placement if we do not achieve certain net income thresholds for the years ended 2010 and 2011. If we miss the earnings targets set forth below, holders of the preferred share will receive additional shares from the Make-Good Escrow, up to the full number of shares held in the Make-Good Escrow. The number of additional shares that may be released to investors in the private placement if we fail to meet the Adjusted Net Income targets set forth below is equal to: (Original Invested Shares * (Target EPS/Actual EPS)) — Original Invested Shares. ‘‘Actual 2010 (2011) EPS’’ means the Adjusted Net Income for fiscal year 2010 (2011) divided by the number of our fully diluted outstanding shares. ‘‘Target EPS’’ means the performance threshold for the applicable year divided by the number of our fully diluted outstanding shares. Adjusted Net Income means after-tax net income based on U.S. GAAP, adjusted to exclude (i) non-cash charges associated with the merger, the private placement and this IPO or other financing, (ii) expense related to the release of the Escrow Shares, and (iii) expenses related to implementation of any of the agreements related to the private placement. Adjusted Net Income for 2010 shall be calculated by adding the Adjusted Net Income of Fujian Service for the six months ended June 30, 2010 and the Adjusted Net Income of the Company on a consolidated basis for the six months ended December 31, 2010. The pro-rata right to receive shares issuable pursuant to this ‘‘Make-Good’’ provision will be based upon initial preferred shares issued to holders. Shares not distributed from the share escrow will be returned to the shareholder that contributed them.

The Adjusted Net Income targets for the 2010 and 2011 fiscal years are $48.1 million and $87.0 million, respectively.

Registration Rights Agreement

In connection with our 2010 Private Placement, we entered into a registration rights agreement pursuant to which we agreed to use our best efforts to file within 60 days of the final closing of the private placement a registration statement with the SEC to register the sale by us of our ordinary shares by means of a firm commitment underwritten offering and to register for resale (i) the ordinary shares underlying the preferred shares issued in our 2010 Private Placement, (ii) the 15,000,000 shares held in the Make-Good Escrow, (iii) 37,177,323 ordinary shares held by certain of our founding shareholders which are not part of the Make-Good Escrow and (iv) the 500,000 shares issued to Chardan pursuant to the Merger Agreement. If the registration statement covering these securities is not filed by such date or not declared effective by the SEC within 180 days of the initial filing date, subject to certain exceptions, liquidated damages of 0.3% of the purchase price per month will accrue and will be payable in cash on a monthly basis, provided that in no event shall the amount of liquidated damages payable at any time to any holder of preferred shares exceed 10% of the amount of such holder’s initial investment in our 2010 Private Placement.

Variable Interest Entity Agreements

Under applicable PRC law, foreign ownership in certain industries is restricted and may not exceed a government specified level. WFOEs may only undertake certain types of construction projects, and foreign ownership in a Chinese-foreign joint venture construction enterprise shall be no more than 75% according to the RAFCE. Additionally, as a marine contractor working on restricted projects within the PRC, Fujian Service is required to register its vessels under the flag of the PRC, and foreign ownership of PRC-registered vessels (or their corporate parents) is limited to no more than 50%. While Wonder Dredging qualifies as a PRC entity under PRC law and owns 50% equity of Fujian Service, Fujian WangGang’s direct ownership of 50% of Fujian Service allows Fujian Service to meet both the requirements for foreign ownership under its qualifications as a marine construction company and as an operator of dredging vessels within PRC waters.

In June 2010, Fujian WangGang entered into an equity investment agreement with Wonder Dredging pursuant to which Fujian WangGang invested approximately $23.6 million in Fujian Service in exchange for a 50% equity interest in Fujian Service. Accordingly, Wonder Dredging holds 50% of the equity interest of Fujian Service and Fujian WangGang holds the other 50%. Fujian Service, Wonder Dredging, Fujian WangGang, Mr. Qing Lin and Mr. Panxing Zhuo have entered into the VIE Agreements that allow Fujian WangGang to, among other things, fully control Fujian Service’s business operations, policies and management, approve all matters requiring shareholder approval, and receive 100% of the annual net income earned by Fujian Service. Below is a summary of the VIE Agreements.

Exclusive Purchase Right of Equity Interest

In June 2010, Wonder Dredging, Fujian WangGang and Fujian Service entered into an exclusive option agreement, or the Exclusive Option Agreement, pursuant to which Wonder Dredging irrevocably granted to Fujian WangGang an exclusive right to purchase up to all of the equity interest in Fujian Service that is held by Wonder Dredging, to the extent allowed under the current PRC law. Accordingly, if and when the current limitations on direct ownership of Fujian Service by Fujian WangGang are eased or cease, Fujian WangGang may exercise its option to purchase and directly own the equity interests of Fujian Service. The purchase price for the equity interest in Fujian Service held by Wonder Dredging shall be equivalent to the net asset value reflected in Fujian Service’s then current quarterly report prepared according to U.S. GAAP. The term of the Exclusive Option Agreement is 20 years, which term continuously renews unless the option is exercised in full or the agreement is otherwise terminated by the parties. The agreement also provides that upon consummation of the exercise of the option, Wonder Dredging will contribute, without additional consideration, any funds actually received by it from Fujian WangGang for the transfer of its equity interest in Fujian Service to Fujian WangGang. The agreement further provides that, as of the date of the agreement, Fujian WangGang is entitled to all the future payments by Fujian Service to Wonder Dredging, together with all the profits of Fujian Service.

Contracted Management Agreement

In June 2010, Wonder Dredging, Fujian WangGang and Fujian Service entered into a management agreement, or the Management Agreement, pursuant to which Fujian WangGang has the exclusive right to manage, operate and control the business operations of Fujian Service, including, but not limited to, establishing and implementing policies for management, using all of the assets of Fujian Service, appointing Fujian Service’s directors and senior management, directing Fujian Service to enter into loan agreement, making administrative decisions regarding employee wages or hiring and firing employees and other actions customarily associated with Fujian Service’s senior management. As consideration for its business management services, Fujian WangGang has agreed to pay to Fujian Service an annual fee of approximately $149,000, and Fujian Service will pay to Fujian WangGang 100% of the net profits of Fujian Service. The Management Agreement terminates upon the earlier of (i) Fujian WangGang’s exercise in full of the option to purchase the equity interests of Fujian Service, pursuant to the Exclusive Option Agreement, (ii) Fujian WangGang or its designees otherwise own all of the equity interests in Fujian Service or (iii) June 30, 2030, subject to the right of Fujian WangGang to renew the term of the Management Agreement for additional consecutive 20-year periods.

Equity Interest Pledge Agreement

In June 2010, Qing Lin, Panxing Zhuo, Fujian WangGang and Wonder Dredging entered into an equity interest pledge agreement, or the Equity Interest Pledge Agreement. To ensure that Fujian Service and its shareholders perform their obligations under the Exclusive Option Agreement, the Management Agreement, and a letter of undertaking whereby Wonder Dredging waived its right to receive a dividend of approximately $51.1 million declared by Fujian Service in May 2010, Qing Lin and Panxing Zhuo, who collectively hold 100% of the equity interests in Fujian Service, pledged their entire interest in Wonder Dredging to Fujian WangGang. The Equity Interest Pledge Agreement terminates upon the earlier of (i) the purchase of the entire equity interest in Fujian Service by Fujian WangGang or (ii) June 30, 2030, subject to the right of Fujian WangGang to renew the term of the Equity Interest Pledge Agreement for additional consecutive 20 year periods.

Powers of Attorney

In June 2010, Wonder Dredging executed irrevocable power of attorney granting to Fujian WangGang or its designees the power to vote, pledge or dispose of all equity interests in Fujian Service that Wonder Dredging holds. Additionally, the powers of attorney allow Fujian WangGang or its designees to sign and carry out the intentions of the Management Agreement, the Equity Pledge Agreement and the Exclusive Option Agreement. At the same time, Qing Lin and Panxing Zhuo executed irrevocable power of attorney granting to Fujiang WangGang or its designees the power to vote, pledge, or dispose of all equity interests in Wonder Dredging, and to appoint directors and senior management of Wonder Dredging.

B.	Business Overview

We provide specialized dredging services exclusively to the Chinese Marine infrastructure market and, based on the number and capacity of the dredging vessels we operate, we believe that we are one of the leading independent (not state-owned) providers of such services in the PRC.  Since inception, we have functioned exclusively as a specialist subcontractor, performing dredging services for other companies licensed to function as general contractors.

We engage in capital dredging, maintenance dredging and reclamation dredging projects.  Currently, we primarily source our projects by subcontracting projects from general contractors. Through our management skills, efficient operation and effective cost control, we have believe that we have established a competitive edge and gained a credible reputation in our market. Moreover, by successfully executing many projects, we have strengthened our relationship with our general contractors, an important factor in establishing a secure pipeline of future business.

Two of our largest customers have indicated to us through non-binding long-term cooperation agreements their intent to increase the level of project activity subcontracted to us over the five year period from 2010 through 2014. Collectively, these non-binding agreements represent approximately $3.4 billion of estimated aggregate revenue over the remaining four years that we believe is potentially available to us and that could sustain the anticipated growth of our fleet and ongoing high utilization levels. However, as these agreements are non-binding, they may not actually result in any potential contract value and we may realize considerably less value under each of these agreements.

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

Project Pricing and Negotiation

Prior to agreeing on a subcontract, we perform a study of the proposed project, including an evaluation of the technical and commercial conditions and requirements of the project followed by a site visit. The information we collect is then analyzed to arrive at the cost of items included in a detailed project budget used in the negotiation of price terms with the general contractors. Most contracts are awarded and carried out on a fixed-price basis “subject to certain adjustment factors for certain unforeseen conditions” with a predetermined timetable for project completion. These types of contracts generally commit the contractor to provide specified resources and to complete the project for a fixed sum or at fixed unit prices on a specified schedule. As is typical for dredging subcontracts, our contracts to date were the result of negotiations with the general contractor customers and are not competitively bid.

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

Payment Terms

The specific payment terms on our subcontracts vary from project to project, however, they have generally provided for us to receive payments following completion of each stage of completed work, which is customary in the industry.  Our typical short-duration subcontract provides for payment to us of 20% to 30% at the end of the second month of work, 20-30% at the end of the third month of work and the balance within ten to fifteen days after completion.  Prior to payment, each stage of the project is certified as completed by a site engineer and accepted by the general contractor. All of our projects completed to date have been performed within the range of two to nine months. We carefully monitor our costs throughout the life of a project to protect us against or to minimize significant cost overruns.

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

Project History

As of December 31, 2010, we had successfully completed 53 projects since its formation in January 2008. We have continued or commenced work on an additional fourteen projects since January 1, 2011.

Customers

We have established close, cooperative relationships with China Communications, the largest state-owned general contractor in the PRC that undertakes dredging projects, and with and Changjiang Waterway. The following table sets forth all our customers, the revenues derived from such customers, and the percent of total revenue for the periods indicated:

	Period/Year ended December 31,
	2010		2009		2008
Customer	Revenue	Percent of Total Revenue	Revenue	Percent of Total Revenue	Revenue	Percent of Total Revenue
China Communications Guangzhou Dredging Co., Ltd (State-Owned)	$27,171,213	20.7%	$25,832,823	32.2%	$26,300,469	48.3%
Shenzhen Guoyuan Engineering Co., Ltd	7,682,169	5.8%	8,804,504	10.9%	11,537,796	21.2%
Shenzhen Guangjun Engineering Co., Ltd	-	-	-	-	13,028,044	23.9%
Shenzhen Shekou Merchants Harbor Engineering Co., Ltd	-	-	-	-	3,613,962	6.6%
China Communications Shanghai Dredging Co., Ltd (State-Owned)	47,876,031	36.4%	13,354,633	16.6%	-	-
Changjiang Wuhan Waterway Engineering Company (State-Owned)	5,086,628	3.9%	32,341,931	40.3%	-	-
Guangdong Jindonghai Holding Co., LTD	4,297,557	3.3%	-	-	-	-
Tianjin Hongdeshengyu Port Engineering Co., LTD	13,920,732	10.6%	-	-	-	-
CCCC Tianjin Dredging Co., LTD	13,694,917	10.4%	-	-	-	-
COECG Dalian Bureau	10,739,407	8.2%	-	-	-	-
ShenZhen Hangfeng Dredging Engineering Co., LTD	936,951	0.7%
Total	$131,405,665	100%	$80,333,891	100.0%	$54,480,271	100.0%

Note:

•	Construction Revenue is recognized under the percentage-of-completion method

Through our performance in a diverse range of dredging projects, we have developed a favorable reputation among local governments, suppliers and contractors, as well as a loyal customer base.

Two of our largest customers, China Communications and Changjiang Wuhan Waterway Engineering Company, a subsidiary of Changjiang Waterway Bureau, or Changjiang Waterway, have indicated to us through non-binding long-term cooperation agreements their intent to increase the level of project activity subcontracted to us over the five year period from 2010 through 2014. Collectively, these non-binding agreements represent approximately $3.4 billion of estimated aggregate revenue over the remaining four years that we believe is potentially available to us and that could sustain the anticipated growth of our fleet and ongoing high utilization levels. However, as these agreements are non-binding, they may not actually result in any potential contract value and we may realize considerably less value under each of these agreements.

Vessels

We operate trailer suction hopper dredgers and non-self-propelling cutter suction dredgers. Trailer suction hopper dredgers are typically self-propelled and have the general appearance of an ocean-going vessel. The dredger has hollow hulls, or ‘‘hoppers,’’ into which material is suctioned hydraulically and deposited. Once the hoppers are filled, the dredger sails to the designated disposal site and either bottom-dumps the material or pumps the material from the hoppers through a pipeline to a designated location. Hopper dredgers can operate in rough waters, and are less likely to interfere with ship traffic than other types of dredgers. They can also move quickly from one project to another.

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

The following table sets forth information regarding the vessels we operate currently:

Trailer Suction Hopper Dredgers	Capacity	Ownership	Purchase/Lease Date	Year Built

Hengshengjun #88	3500 m³/h	Leased	January 2008	1983

Liya #10	6500 m³/h	Leased	June 2010	1990

Honglinjun #9	7000 m³/h	Leased	June 2010	2010

Non-Self- Propelling Cutter Suction Dredgers	Capacity	Ownership	Purchase/Lease Date	Year Built
Xinggangjun #3	2000 m³/h	Owned	May 2008	2008

Xinggangjun #66	3500 m³/h	Owned	March 2008	2008

Xinggangjun #6	2500 m³/h	Owned	May 2008	2008

Xinggangjun #9	2500 m³/h	Owned	June 2008*	2008

Xiechang #18	2500 m³/h	Leased	June 2010	2009

Honglinjun #18	3800 m³/h	Leased	June 2010	2009

* We commenced leasing Xinggangjun #9 in June 2008 and acquired it in January 2011.

In May 2009, we entered into a purchase agreement with Yiyang Zhonghai Vellel LLC for a new non-self propelled cutter suction dredger at a purchase price of approximately $30.3 million, on which we made a down payment of approximately $2.3 million.  The contract stipulates that payments toward the purchase price of the new dredger, after giving effect to the down payment, shall be made according to the following schedule: 30% within three months after delivery, 25% within 6 months after delivery, 25% within 9 months after delivery and 20% within 12 months after delivery.  Delivery of the vessel is expected in or before May 2012.

Component Suppliers

We purchase supplies and consumable parts from recognized suppliers with pricing terms renegotiated on a yearly basis. These contracts are generally fixed price supply contracts, under which we are obligated to procure a fixed amount of supplies and consumable parts annually. The following table sets forth information regarding the suppliers that as of December 31, 2010, 2009 and 2008 are listed below.

Supplier	Vessel Component List	Purchase Amount in 2008 ($ in millions)	Purchase Amount in 2009 ($ in millions)	Purchase Amount in 2010 ($ in millions)
Dalian Locomotive and Rolling Stock Co., Ltd. CNR Group	mud tube, steel tube, floating body, anchors floating, rubber hose, etc.	11.6	19.5	9.6
Tianjin Puyou Mech. & Elec. Equipment MFG. Co., Ltd.	anchor, pump, solenoid valve, governor rotating components, pressure sensors, etc.	6.1	9.2	-
Taizhou Haiguang Mechanical Manufacturing Industrial Co., Ltd	steel plate, angle iron, one-piece compound plate, etc.	1.1	1.5	1.4
Shijiazhuang Shengshi Pump Co., Ltd	rake head, lacquer, seal ring, steel tube, etc.	-	-	9.1
Sinohydro Bureau 13 Co., Ltd Rubber & Plastic Factory	floating pipe, rubber hose, rubber mat, etc.	-	-	9.1

Purchasing of major components such as mud pipes are budgeted and ordered after thorough on-site investigation and a calculation of the demands of each project, and usually are exclusively used in one project. We usually buy an extra percentage of each component to use as replacement parts. All materials bought from these suppliers are delivered to the construction site of each project after the suppliers received all the payment. After completion of each project, used and abandoned components are sent back to the suppliers.

Dredging Service Procedure

Dredging Methods

Three dredging methods are commonly used: stow-and-hold method, side discharge method and reclamation method.  Our trailing suction hopper dredgers use the stow-and- hold method, which is illustrated in the following chart:

Our Cutter Suction Dredgers use the reclamation method, described below, which is illustrated in the following chart:

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

Competition

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

Our current or potential competitors may offer services or products comparable or superior to those that we offer at the same or lower prices or adapt more quickly than we do to evolving industry trends or changing market conditions. We may lose our customers to our competitors if, among other things, we fail to keep our prices at competitive levels or to sustain and upgrade our capacity and technology. Increased competition may result in price reductions, reduced profit margins and loss of market share.

Intellectual Property

We have no intellectual property.

Research & Development

We continuously explore new and more efficient methods of performing dredging services.  However, from inception through December 31, 2010, we have not recorded any costs that are classified as research and development expenses.

Legal Proceedings

As of the date of this report, Fujian Service is a co-defendant in four related lawsuits brought by several individuals in Wenzhou, China, in May 2010. The lawsuits relate to a traffic accident that allegedly caused the deaths of two people and injuries to two other people by a truck. The plaintiffs alleged that the truck was hired for the Lingkun Construction Project, and that the owner, the general contractor and Fujian Service as the subcontractor of the Lingkun Construction Project, all of whom are co-defendants in these lawsuits, were responsible for the damages. The plaintiffs have claimed total damages of approximately $0.6 million. Currently these four lawsuits are handled by the court in the first instance. The first trial was held in January, 2011. The second trial was held in March, 2011 after which the trial proceedings of these four lawsuits have been completed. According to the PRC Civil Procedure Law the judgments of the court in the first instance for these four law suits are expected in a short term. If no party in the first instance institutes an appeal the judgments of the first instance shall be final. If the appeal is instituted, the judgments, if any, of the court of second instance shall be final. According to the applicable PRC laws and regulations, the expected chance for Fujian Service to pay the damages is remote. However, the court may take different point of view and make corresponding judgments. From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business.

Selected PRC Government Regulations

Principal regulatory authorities

We are regulated by several governmental authorities in China. The Ministry of Transport of the PRC, or MOTRAN, is responsible for the administration and construction of ports and highways at the national level. The Ministry of Construction implements centralized supervision and administration on construction works throughout China. The Development and Reform Commission, either at the provincial or local level, is responsible for the investment plan of transportation construction works. The transportation administration authorities, either at the provincial or local level, are responsible for the construction plan of transportation construction works. The construction administration authorities, either at the provincial or local level, are responsible for the examination and approval of transportation construction works.

Administration of Qualifications

Responsible Regulatory Authorities

Under the provisions of the Port Law of the PRC, or the Port Law, which took effect in January 2004, and the Construction Law of the PRC, or the Construction Law, which took effect in March 1998, and other relevant laws and regulations, an enterprise engaged in construction, reconnaissance, design and supervision activities for water transport and other construction engineering works may only enter into those contracts for which it is qualified. The Ministry of Construction and the provincial level administrative authorities responsible for construction works oversee issues relating to the issuance and application of contractor qualifications. MOTRAN and its provincial-level administrative authorities are responsible for communications to coordinate with the Ministry of Construction and provincial-level administrative authorities are responsible for administration and enforcement of qualification requirements for construction performed in their respective jurisdictions.

Qualification Categories for Construction Enterprises

Qualification of construction enterprises can be divided into three categories: general contractors, professional services contractors and labor services sub-contractors.  We currently function as a qualified professional service contractor.

•
A general contractor is permitted to contract for the overall work entailed in a project. A general contractor can perform all works that are contracted for itself, or subcontract non-core construction works or labor services to qualified professional services contractors or qualified labor services sub-contractors.

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

Supervision of Quality

Under the Regulations on the Quality Management of Construction Projects issued by the State Council which took effect in January 2000, or the Supervision of Quality Regulations, sponsoring enterprises, reconnaissance firms, design firms, construction enterprises and project supervisory enterprises will all be responsible for the quality of construction projects. For complex construction projects that are governed by a main contract, the general contractor is responsible for the quality of the whole construction project and, where it subcontracts part of the project work, the subcontractors will be jointly and severally responsible for the quality of the construction work. If Fujian Service does not comply with the Supervision of Quality Regulations, it may be subject to fines, suspension of operations, degradation of the construction qualification, rework, repair and compensation. Currently, Fujian Service has not been imposed any of the above penalties. Construction enterprises should present quality guarantees and maintenance certificates to the sponsoring enterprises when tendering the project completion report to the sponsoring enterprises.

Administration of Acceptance and Inspection for Completion

Pursuant to the Measures for Acceptance and Inspection for the Completion of Waterway Projects which took effect on March 1, 2008, upon completion of a port or waterway project, the project will be put into operation only after acceptance and inspection by the relevant construction authorities. It is the project owner’s obligation to apply to the administrative construction authorities for the acceptance and inspection of the project.

Environmental Protection Rules and Regulations

The Environmental Protection Law of the PRC, which took effect in December 1989, and the Marine Environmental Protection Law of the PRC, or the MEP Law, which took effect in March 1983 and amended in December 1999, provide that the State Environmental Protection Administration and the State Oceanic Administration oversee land and ocean environmental protection. Pursuant to the Environmental Protection Law, the State Environmental Protection Administration sets the national discharge standards for pollutants. The government of provinces, autonomous regions and directly administered municipalities may issue local standards that are stricter than the national standards on the pollutants which are covered by the State standards. As to the pollutants which are not covered by the State standards, the government of provinces, autonomous regions and directly administered municipalities may issue local standards. An entity discharging pollutants in a region that has local standards must comply with the local standard for the discharge of pollutants. Entities discharging pollutants must report to and register with the environmental protection authorities. Entities discharging pollutants in excess of the standards must pay a charge for the excessive discharge and assume responsibility for the remediation of the pollution. The MEP Law prohibits the discharge of certain pollutants into the sea under the jurisdiction of the PRC. All entities and individuals practicing direct discharge of pollutants into the sea shall, in accordance with the State regulations, pay pollutant discharging fees. Those who dump waste shall, in accordance with the State regulations, pay dumping fees. According to the MEP Law, the relevant government authorities may impose different penalties against persons or enterprises in violation of the MEP Law depending on the individual circumstances and extent of contamination. Such penalties include warnings, fines, imposition of deadlines for cure, orders to pay a pollutant discharge fee, payment of the cost for eliminating the pollution and compensation for the losses incurred by the state. According to the Regulations of the PRC on the Control over Prevention of Pollution by Vessels in Marine Environment promulgated by the State Council, vessels should also be equipped with all marine environment pollution prevention documents as required by the applicable laws, regulations and international treaties, and, the owner and the operator of the vessels of Chinese registry should establish the management system for safety operation and pollution prevention. Furthermore, all the owners of the vessels navigating in Chinese water must purchase the Ship Pollution Liability insurance, or obtain the relevant financial guarantee, and such insurance coverage should be no less than the oil pollution compensation limitation required by applicable laws and international treaties. Currently we have Ship Pollution Liability insurance for the dredgers we own. All the dredgers owned or leased by us are equipped with the oil pollution prevention certificates. Compliance with these regulations requires significant financial and other resources to establish effective compliance and monitoring systems.

Construction Work Safety Regulations

The regulations governing work safety for Fujian Service’s business are the Work Safety Law, the Regulations on License for Work Safety and the Regulations on Administration of Work Safety of Construction Projects.

According to the Work Safety Law of the PRC that took effect in November 2002, the State Administration of Work Safety of the PRC is in charge of the overall administration of work safety nationwide. The Ministry of Construction and the MOTRAN are also responsible for the administration of work safety of the relevant industries.

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

Pursuant to the Regulations on Licenses for Work Safety promulgated by the State Council, which took effect in January 2004, a construction entity should not engage in construction activities unless it has a license for work safety.

Pursuant to the Regulations on Administration of Work Safety of Construction Projects promulgated by the State Council, which took effect in February 2004, the sponsoring enterprise, reconnaissance enterprise, design enterprise, construction enterprise, supervisory enterprise and other related entities shall bear their respective responsibility for work safety. In the case of a project covered by a main contract, the general contractor will be liable for the general work safety of the construction site, and assume joint and several obligations for the sub-contracted portions of the project together with the sub-contractors. An entity in the construction industry must purchase accidental injury insurance for the workers engaged in dangerous works on the construction site for injuries suffered in work-related accidents, and the insurance premium will be paid by such entity. In the case of a construction work covered by a general contract, the insurance premium will be paid by the general contractor. The period covered by the insurance policies should commence on the commencement date of the construction project and terminate on the date of the acceptance and inspection upon the completion of the project.

Currently, Fujian Service has not obtained the License for Work Safety and has been in the process of applying for such license. The general process of such application are as follows: (i) certain staffs of the applicant in charge of the work safety matters should be enrolled in the work safety training course; then (ii) such staffs of the applicant should pass the training examination and obtain the training certificate; then (iii) the applicant will apply to the Fujian Provincial Construction Bureau for the first step review, and (iv) the applicant will apply to the Fujian Provincial Communication Bureau for the final review and obtain the Work Safety License. Currently the staffs of Fujian Service in charge of work safety matters have been enrolled in the Fujian Provincial Construction Officers Training Centre and Fujian Service is expected to obtain the License for Work Safety in the near future. Although we have not been subject to any fines or other penalties in relation to any non-compliance of construction work safety regulations in the past, if we fail to obtain the License for Work Safety in a timely manner, Fujian Service may be subject to fines, confiscation of the gains derived from the business activities or the suspension of operations of Fujian Service. See ‘‘Risk Factors — Currently Fujian Service has not obtained the License for Work Safety and may be assessed penalties.’’ under Item 3D. “Risk Factors”.

Business License

Fujian Service’s most recent business license was issued in November 2010 by the Fujian Provincial Industry and Commerce Administration with term of operation from January 2008 to January 2028. The scope of Fujian Service’s business license covers Fujian Service’s present business to undertake port dredging and navigation channel dredging and to sell construction material, machinery and electrical equipment and parts.

Fujian WangGang was established as a WFOE and issued a business license in June 2010 by the Fujian Provincial Industry and Commerce Administration, with term of operation from June 2010 to June 2060.

According to the articles of association and business license of Fujian WangGang, the scope of Fujian WangGang’s business covers port dredging, navigation channel dredging and investment in other enterprises within the same industry.

Annual Inspections

In accordance with relevant PRC laws, all types of enterprises incorporated under the PRC laws are required to conduct annual inspections with the State Administration for Industry and Commerce of PRC or its local branches. In addition, foreign-invested enterprises are also subject to annual inspections conducted by other applicable PRC government authorities. In order to reduce enterprises’ burden of submitting inspection documentation to different government authorities, the Measures on Implementing Joint Annual Inspection issued by the PRC Ministry of Commerce together with other six ministries in 1998 stipulated that foreign invested enterprises shall participate in a joint annual inspection jointly conducted by all relevant PRC government authorities. According to such stipulations, Fujian WangGang, which was incorporated in May 2010 as a wholly foreign-invested enterprise, will need to participate in and pass the annual inspection by June 30, 2011. Fujian Service has passed all the annual inspections since its establishment.

Employment Laws

We are subject to laws and regulations governing our relationship with our employees, including: wage and hour requirements, working and safety conditions, citizenship requirements, work permits and travel restrictions. These include local labor laws and regulations, which may require substantial resources for compliance. Fujian Service has been issued, and Fujian WangGang is currently in the process of application for, the statistic registration certificate and social insurance registration certificate. China’s Labor Law, which became effective in January 1995, and China’s Labor Contract Law, which became effective in January 2008, provide for strong protection for the employees. According to the Labor Contract Law, employers have the obligation to enter into written labor contracts with employees to specify the key terms of the employment relationship. The law also stipulates, among other things, (i) that all written labor contracts shall contain certain requisite terms; (ii) that the length of trial employment periods must be in proportion to the terms of the relevant labor contracts, which in any event shall be no longer than six months; (iii) that in certain circumstances, a labor contract shall be deemed to be without a fixed term and thus an employee can only be terminated with cause; and (iv) that there shall be certain restrictions on the circumstances under which employers may terminate labor contracts as well as the economic compensations to employees upon termination of the employee’s employment.

Foreign Investment in PRC Dredging Industry

The Foreign Investment Industrial Catalogue, or the Catalogue Regulation, jointly issued by the MOFCOM and the National Development and Reform Commission, or the NDRC, in 2007 classifies industries/businesses into three different categories: (i) encouraged for foreign investment; (ii) restricted for foreign investment; and (iii) prohibited from foreign investment. According to Guiding the Direction of Foreign Investment Provisions, issued by the State Council, for any industry/business not covered by any of these three categories, they will be deemed industries/businesses permitted for foreign investment. Except for those expressly provided restrictions, encouraged and permitted industries/businesses are usually 100% open to foreign investment and ownership. Fujian Service’s business is not restricted or prohibited from foreign investment by the Catalogue Regulation.

While foreign ownership of Fujian Service’s business is permitted without limitation under the Catalogue Regulation, having more than 50% foreign ownership in the company would prevent Fujian Service’s vessels from being registered as PRC vessels under the Regulation of Ship Registration of the PRC. To comply with applicable PRC laws, rules and regulations, we directly own 50% equity interests of Fujian Service, our operating company, and entered into VIE Agreements with Wonder Dredging, which is a PRC domestic company and legal owner of the other 50% equity interests of Fujian Service, and the shareholders of Wonder Dredging. We believe these contractual arrangements give us total control and 100% beneficial interest in the 50% of Fujian Service and 100% of Wonder Dredging that we do not directly own. If the PRC government determines that our contractual arrangements that support the structure for our business operations do not comply with applicable PRC laws, rules and regulations, we could be subject to severe penalties or be forced to restructure our ownership structure.

Regulations Related to the Ship Nationality Registration

According to the Regulation of Ship Registration of the PRC and other related regulations, a ship with more than 50% foreign ownership may not be registered with China nationality. In addition, a ship without a China nationality is not allowed to operate within the waters in the PRC. According to the requirements of the Rules of PRC Governing Vessels of Foreign Nationality, effective as of September 18, 1979, and other applicable rules and regulations, foreign vessels are required to obtain applicable permissions from the PRC administrative authorities for port entries into, navigations in, and exits from the PRC inland waterways and territorial seas. Consequently, the business operations of our operating company, Fujian Service, will be adversely affected if its foreign-owned equity is increased to more than 50%.

Regulations Related to Foreign-Invested Construction Enterprises

The RAFCE provides that wholly foreign-owned construction enterprises may only undertake certain types of construction projects prescribed by the RAFCE within the scope of their qualifications. In the case of a Chinese-foreign construction joint venture enterprise, the foreign ownership should be no more than 75%. The 50% equity interest of Fujian Service is held by Wonder Dredging, a domestic PRC enterprise, and the remaining equity interest of Fujian Service is held by Fujian WangGang, a WFOE. Accordingly, the foreign ownership of Fujian Service is no more than 50%.

C.	Organizational Structure

We are registered in the BVI and have a 100% economic interest and exercises 100% voting control over the subsidiaries listed in the table below:

Subsidiary Name	Country of Registration	Economic and Voting Interest

China Dredging (HK) Company Limited	Hong Kong	100% direct
Fujian WangGang Dredging Construction Co. Ltd.	P.R.C.	100% direct
Fujian Xing Gang Port Service Co. Ltd.	P.R.C.	100% (50% direct and 50% as VIE)
Wonder Dredging Engineering LLC	P.R.C.	100% (as VIE)

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

Property

Under the current PRC law, land is owned by the state, and parcels of land in rural areas, which is known as collective land, is owned by the rural collective economic organization. “Land use rights” are granted to an individual or entity after payment of a land use right fee is made to the applicable state or rural collective economic organization. Land use rights allow the holder the right to use the land for a specified long-term period.  On January 1, 2008, the Company entered into an office lease with Ping Lin, the wife of Xinrong Zhuo, our Chairman and Chief Executive Officer, for approximately 1,086 square feet of space located at Floor 18, Tower A, Zhongshan Building, No. 154, Hudong Road, Gulou District, Fuzhou City, Fujian Province, PRC. This agreement was renewed and extended from January 1, 2010 to December 31, 2015. Annual lease payments were approximately$11,653 in 2010, $8,872 in 2009 and $8,738 in 2008.

On May 1, 2010, Wonder Dredging entered into an office lease with Ping Lin, the wife of Xinrong Zhuo, our Chairman and Chief Executive Officer, for approximately 538 square feet of space located in the same building. Pursuant to the lease agreement, Wonder Dredging is obligated to annual lease payments of approximately $5,769.

On June 10, 2010, Fujian WangGang entered into an office lease with Ping Lin, the wife of Xinrong Zhuo, our Chairman and Chief Executive Officer, for approximately 645 square feet of space located in the same building. Pursuant to the lease agreement, Fujian WangGang is obligated to annual lease payments of approximately $6,923.

We do not own or occupy any other property in the PRC or elsewhere in the world, other than temporary arrangements for project office or storage/staging space that may be contracted from time to time. We believe that our existing facilities and equipment are well maintained and in good condition, and are sufficient to meet our needs for the foreseeable future.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our financial statements and the related notes included elsewhere in this report. The following discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated, believed, estimated or otherwise indicated. See “Forward-Looking Statements.” Factors that could cause or contribute to these differences include those discussed below and elsewhere in this report, particularly in “Risk Factors.” Unless otherwise indicated, all results are in US$, are derived from our consolidated financial statements included in this report, and reflect rounding for clarity of presentation. Our financial results include those of Fujian Service for all periods presented and the other members of the Group from the various dates of incorporation in 2010.

Company Overview

We are a BVI company that provides dredging contract services to general contractors serving the marine infrastructure market in the PRC. We currently perform these services solely through our PRC subsidiary, Fujian Service, that began operating dredging vessels following its inception in January 2008. We acquired total control and a 100% ownership interest in Fujian Service in June 2010 through subsidiary holding companies formed in Hong Kong, China Dredging HK, and the PRC, Fujian WangGang. As further described below under the heading “Business Combination and Recapitalization'' and in the following section under the heading “Our Corporate History and Structure,'' the acquisition of Fujian Service was effected 50% through a direct investment commitment and 50% through certain contracts, the VIE Agreements. The VIE Agreements:

•	transferred to Fujian WangGang voting and operational control of the 50% of Fujian Service that it does not directly own;

•	conveyed to Fujian WangGang all profits and cash flows derived from the operations of Fujian Service; and

•
granted Fujian WangGang the right to acquire all of the interests in Fujian Service that it does not directly own for no additional consideration, after giving effect to capital contribution agreements by certain of the parties.

In the short period since the acquisition of Fujian Service, we have not experienced or become aware of any issues related to the VIE Agreements or their implementation. However, the control of Fujian Service through such contractual arrangements, rather than direct ownership, does pose certain risks that could, among other things, adversely affect our operations and profitability, limit or preclude Fujian WangGang or its parent companies from deriving cash flow from operations or paying dividends, increase our taxes and trigger regulatory or legal action that could cause us to modify our corporate structure. Please see “Risk Factors'' — “Risks Relating to Doing Business in the PRC.”

The acquisition of Wonder Dredging and Fujian Service as VIE subsidiaries on June 29, 2010 was deemed to be a combination of entities under common control. Consequently, these financial statements have been prepared as if the entities in the group had always been consolidated. The financial statements are principally those of Fujian Service with the other group members included from their various dates of incorporation in 2010. The financial statements reflect the capital structure adopted by us.

Management determined that the VIE transaction constitutes a combination of entities under common control, because our CEO, Mr. Xinrong Zhuo controlled, China Dredging and its subsidiary Fujian WangGang, as the 90% owner of the Company, and also had the right to make all executive and management decisions for Wonder Dredging and its subsidiary Fujian Service through an agreement with the legal owners, his brother-in-law and father, that predated the formation of Fujian Service. Under the agreement, Mr Qing Lin and Mr Panxing Zhuo, who hold 100% equity interests in Wonder Dredging collectively and own 50% equity interests in Fujian Service indirectly, hold those interests as representatives of the family.

Although our services entail dredging site surveys, project planning, engineering, and project management, these activities are all performed in support of the operations of our dredging vessels. The number, type and capacity of those vessels determines the maximum level and scope of our operations. Fujian Service began operations with a single dredger and acquired four more dredgers during 2008 by purchase or lease. In June 2010, we leased and deployed four additional dredgers, sometimes referred to herein as the 2010 leases, bringing our total fleet to nine. In January 2011, we acquired one of the dredging vessels originally leased in 2008. The increases in dredging capacity have permitted us to commensurately increase the volume of dredging that we have performed. Contract value in our industry is generally directly related to the quantity of material dredged, typically expressed in terms of cubic meters. Pricing for each cubic meter, or unit, dredged can vary with project conditions and complexity, the distance that dredged material must be moved after it is excavated, and other factors.

We operate four dredgers which are non-self-propelling cutter-suction dredgers with capacity in the 2,500 – 3,500 cubic meter per hour range. We also operate two other cutter-suction dredgers, one of which has less capacity and one of which has more capacity. In addition, our fleet includes three trailer suction-hopper dredgers with capacities ranging from 3,500 cubic meters per hour to 7,000 cubic meters per hour. This range of vessel types and sizes gives us flexibility to bid on different types of projects and we believe it also gives us increased opportunity to maximize our profit margins. Notwithstanding our diversified capability to handle various project types, our business has tended to focus increasingly on reclamation projects, which have increased up to 72.8% of our total revenues for the year ended December 31, 2010 compared to the period ended December 31, 2008, which was the year that our company did not perform any reclamation dredging projects. We believe that our concentration of projects in the reclamation category will continue because our fleet is well suited to handle work of this type and we perceive that reclamation dredging has experienced and will continue to enjoy higher growth in the PRC than capital or maintenance dredging. Nevertheless, our experience has been that we have achieved similar gross margins in all dredging project categories and so shifts in our service mix have not been and are not likely to become important to our ability to maintain profits in the foreseeable future.

Given that our fleet has been utilized at what we believe to be full capacity since early in 2008, and because we perceive that we have opportunities to be awarded future business in excess of the capacity of our current vessels and dredger in-construction, we are seeking to further expand our fleet. To this end, we are exploring options for acquiring and leasing at least two additional dredgers that can be integrated into our operations during each of 2011 and 2012. However, we have found that the market in the PRC for dredgers that we deem suitable availability is low and, therefore, there is considerable uncertainty about when or whether we will be able to obtain the additional dredgers that we are seeking and whether doing so will be cost effective. If we are unable to expand our capacity through the addition of new dredgers, our revenue growth will be constrained. If we are able to obtain the additional dredgers we are seeking, we will likely be required to expend capital in excess of the cash we have on hand or can generate from operations. However, we are presently unable to quantify such amounts.

Dredging projects awarded in the PRC are highly concentrated among a small number of general contractors, some of whom share a common parent company. Accordingly, as a sub-contractor, our customer concentration is high and we have little ability to negotiate differentiated terms for contracts comprising the substantial majority of our revenue. To balance this, we are striving to diversify our customer base to the extent practicable, but the opportunities to do so are limited. In 2008, all of our business was contracted with four customers who did not share a common parent company, the largest of which accounted for 48.3% of our revenue based on aggregating contracts signed with that customer’s different divisions. In 2009, all of our revenues were also derived from four customers, however, we were able to reduce the concentration of our largest customer to 40.3% based on aggregating contracts signed with that customer’s different divisions. In 2010, we were able to expand our customer base to include nine customers, so our concentration of revenue with our largest customer decreased to 36.4% based on aggregating contracts signed with such customer’s different divisions.

Factors and Trends Affecting our Results of Operations

We believe that the following primary factors affect our revenues and operating margins:

•
Governmental policies and availability of sub-contract opportunities.    Our opportunities to bid on dredging subcontracts depends significantly upon the PRC government’s public spending on port and navigable waterway projects and for land reclamation. The nature, extent and timing of these projects, however, is affected by the interplay of a variety of factors, including the PRC government’s spending commitments to improve and maintain marine transportation infrastructure industry and the general conditions and prospects of the PRC economy. The pattern of PRC government spending and economic activity has been robust and growing since the inception of Fujian Service and we expect this trend to continue for the foreseeable future, with the result that we believe the demand for dredging exceeds the immediate industry capacity and will continue to do so for the foreseeable future. These constrained conditions permit dredging contractors, and sub-contractors such as ourselves, to keep their fleet utilization at high levels and give them a limited degree of positive pricing power. We expect this favorable dynamic to continue, and it is the basis of and is evidenced by the positive trend of unit prices that we have experienced since 2008. The intent expressed in the long-term cooperation agreements executed by China Communications and Changjiang Waterway to grow their business with us at rates of 20% per annum or more through 2014 is a further indication of the favorable nature of current market conditions.

•
Our dredging fleet capacity to undertake contracts.   Since inception, we have had more dredging work contracted than we could immediately perform. We own or lease three trailer suction hopper dredgers and six non-self-propelling cutter suction dredgers, and we have entered into an agreement to purchase a new non-self-propelling cutter suction dredger. Therefore, the addition of new vessels to the fleet will be required to grow our revenue and profitability, notwithstanding the contract backlog we have.

•
Our ability to manage our costs under fixed-price contracts.   Substantially all of our revenue-generating contracts are fixed-price contracts under which we are paid a specified price for our performance of the entire contract. Fixed-price contracts carry inherent risks, including risks of losses from underestimating costs of materials, operational difficulties and other changes that may occur during the contract period. As a result, we can only realize profits on these contracts if we successfully estimate project costs and avoid cost overruns. To limit our exposures to fixed contract prices, we strive to keep contract durations short (less than one year) and we endeavor to rigorously manage each individual project. Short contract periods also limit our exposure to uncertainties in determining final contract values.

•
Provision of key supplies and operational support by customers.   To date, our customers have generally provided key operating supplies (most notably fuel) and support services (such as supply ships and tug services for repositioning non-self-propelling dredgers) for our operations at no charge to us under our contracts. We believe this arrangement is typical for dredging subcontracts in the PRC, but may not be the norm for other companies operating outside of the PRC. Consequently, it may be difficult to compare our results of operations with dredging service companies operating elsewhere or which do not enjoy similar arrangements. The availability of customer-supplied supplies and services has had the effect of lowering our revenue and our capital and working capital requirements and reported costs relative to what they would have been if we were required to provide such items ourselves and charged our customers for them. We believe it also materially lowers our exposures under our fixed-price contracts because there is no risk to us from changes in the prices, or errors in estimating the cost, of such items. There is no assurance that the historical pattern of customer-furnished supplies and support will continue, although the contracts included in our backlog all provide for this.

•
Our ability to operate our dredgers at or above nameplate rates and at high levels of utilization.   We strive to keep our dredgers in operation 24 hours per day, 7 days per week, the theoretical maximum, and to minimize downtime for maintenance, redeployment to new dredging sites and between projects as needed to coordinate project completion and start dates with third parties. However, as a practical matter, we believe that sustaining dredger operations in the range of 50 – 60% of the theoretical maximum constitutes full utilization of our dredger capacity and we estimate that we have achieved this since the inception of Fujian Service in 2008. In general, we accomplish this objective by concentrating our business so that we deploy multiple dredgers on a single major project or on projects clustered in a single region or geographic area. As a result, we are working in fewer locations and on fewer individual projects than the number of dredgers in our fleet, thereby ensuring prompt provisioning of spare parts and reduced downtime for vessel repositioning. In addition, we strive to properly operate and maintain our dredgers and related capital equipment so that they achieve or exceed the nominal performance specifications of the manufacturers. Our success in implementing such operating strategies directly influences our effective capacity, dredging volumes and revenues and can vary significantly when measured over short periods of time, such as quarter-to quarter. It also allows us to minimize unit costs and maximize margins by spreading fixed costs over the largest possible revenue base.

•
The increased significance of lease expense in our operating costs.  Three dredgers are owned and two are leased in 2008 and 2009, and the leased dredgers increased to six after June 2010.This pattern of purchases and leases has resulted in the percentage of leased vessels increasing from 40% in 2008 and 2009 to more than 60% after June 2010, although the percentage decreased to 56% after we acquired one dredgers that we previously leased. The inclusion of a higher percentage of lease expense in our operating costs has the effect of lowering our reported margins because lease costs tend to be higher than depreciation we report on vessels we own. This change in the mix of our vessel ownership should be considered in making direct comparisons of expenses and margins for current and historical periods.

•
Backlog and business development pipeline.   Because contracts begin in one fiscal year or reporting period and are typically completed in a subsequent fiscal year or reporting period, we believe that the revenue recognized in a particular year or period is not, by itself, the best indicator that our business is expanding. We believe that the prospects for future project work should normally also be considered. We measure this important metric and related trends by calculating our project backlog, which comprises only unrealized revenue on executed contracts with specific schedules for commencement and firm pricing and includes as-yet-uncompleted work on in-progress dredging projects. We only recently began to track this important metric, so the availability of trend information is limited. Our backlog as of December 31, 2010 was $62.3 million, an amount consistent with our objective of maintaining firm contract levels that will keep our dredging fleet fully utilized for at least three to four months, taking into account recent increases in our fleet size.

The following schedule summarizes changes in backlog on contracts during the year ended December 31, 2010.

Backlog balance at December 31, 2009	$8,139,422
New contracts entered into during the year ended December 31, 2010	184,386,368
Add: Adjustment of contracts due to change orders during the year	1,190,626
Adjusted contract amount at December 31, 2010	193,716,416
Less: Contract revenue earned during the year ended December 31, 2010	(131,405,665)
Backlog balance at December 31, 2010*	$62,310,751

*
We have not included from the backlog three one-year contracts with two of our largest customers totaling approximately $44.6 million (at closing rate of December 31, 2010), which were previously reported in our backlog as of June 30, 2010. These three contracts were formally deferred in October 2010 by mutual written agreement between us and our customers, but discussions were underway prior to reaching agreement on the deferral. We believe these deferral agreements created enough uncertainty about when the contracts would be performed that they should no longer be included in our backlog. Accordingly, we adjusted our backlog as of December 31, 2010. In light of the deferral agreements, we have committed our fleet to other projects and it is actively negotiating revisions to the deferred contracts pursuant to which they could commence, although it may not reach agreement or perform them.

In addition to our backlog, as of December 31, 2010, we had additional preliminary agreements and notices of bid awards with customers regarding additional work on three projects with an aggregate contract value of approximately $44.6 million for which we are currently negotiating start dates and other material terms which, until finalized, preclude inclusion of these projects in our backlog. We also maintain an active dialog with our two largest customers about the allocation of upcoming projects under the cooperation agreements. The contract proposal or bidding process is ongoing for us and results in regular additions to our contract backlog, the balance of which is also continuously reduced by work performed and further adjusted for contract change orders. We believe our backlog, pipeline of contracts in bid or negotiation stage and communications with customers with whom we have signed long-term cooperation agreements provide us with significant revenue visibility through 2011 and into 2012 and gives us a basis for confidence that our dredging fleet can remain substantially fully utilized through at least the end of 2011 and that our targeted objectives to add to our fleet and capacity are prudent.

Segment and Business Cycle Information

Since the inception of Fujian Service, the only line of business we have operated is sub-contract dredging and we have operated only in the PRC. Accordingly, no geographic or segment information is presented. Based on the contracts we have performed and in our backlog, we believe that our operations and business cycle are not strongly seasonal or subject to major fluctuations over time. However, our ability to operate is influenced by weather. We tend to achieve lower fleet utilization in the winter for our vessels working in areas subject to freezing conditions and we generally lose several days of operations in southern regions during monsoon season because we cannot operate during severe storms or when wave or wind conditions are extreme.

Our largest customers are state-owned enterprises and they often, but do not always, structure sub-contracts to conclude at or shortly prior to the end of their own fiscal years, which coincide with our own fiscal year ending December 31. As a result, we tend to have a lower amount of carryover project work at fiscal-year end than at other times and because our final project settlement period is short, our costs and estimated earnings in excess of billings, or our project receivables, and our inventories tend to be lower at our fiscal year end than at the end of other periods.

Primary Components of Revenue and Expense

Contract Revenue

We generate revenue primarily from dredging services. Substantially all of our revenue-generating contracts are fixed-price contracts under which we are paid a specified price for our performance of the entire contract. We recognize contract revenues under the percentage-of-completion method to determine the appropriate amount to be recognized in a given period. Our customers are PRC state-owned enterprises. There are no credit terms and customers settle balances according to the percentage of completion of contracts, and the date of settlement is specified in our contracts. We believe we have developed a favorable reputation among local governments, suppliers and contractors that position us to continue to obtain quality dredging projects.

Cost of Revenue

	Fujian Service 2008		Fujian Service 2009		China Dredging 2010
	Amount	Percentage of Cost	Amount	Percentage of Cost	Amount	Percentage of Cost
Wages	$596,694	2.3%	$861,861	2.2%	$885,561	1.5%
Leasing fees	1,273,713	5.0%	1,720,275	4.4%	7,150,238	12.2%
Crew hire charge	1,110,149	4.4%	1,457,329	3.8%	2,685,442	4.6%
Consumable parts	18,757,168	73.8%	29,724,508	76.8%	42,964,969	73.1%
Depreciation	3,686,503	14.5%	4,951,517	12.8%	5,037,318	8.6%
Cost of contract revenue	$25,424,227	100.0%	$38,715,490	100.0%	$58,723,528	100.0%

Our cost of revenue includes consumable parts ($18.8 million for period ended December 31, 2008, $29.7 million for year ended December 31, 2009 and $43.0 million for year ended December 31, 2010), depreciation ($3.7 million for period ended December 31, 2008, $5.0 million for year ended December 31, 2009 and $5.0 million for year ended December 31, 2010), leasing fees ($1.3 million for period ended December 31, 2008, $1.7 million for year ended December 31, 2009 and $7.2 million for year ended December 31, 2010), crew hire charges ($1.1 million for period ended December 31, 2008, $1.5 million for year ended December 31, 2009 and $2.7 million for year ended December 31, 2010), and wages ($0.6 million for period ended December 31, 2008, $0.9 million for year ended December 31, 2009 and $0.9 million for year ended December 31, 2010). We expect our cost of revenue to increase in connection with our expansion plans, including our acquisition of additional dredgers.

Operating Expenses

Our operating expenses include professional fees and general and administrative expenses. We expect our operating expenses to increase in connection with our expansion plans.

Critical Accounting Policies and Estimates

General

Our financial statements have been prepared in accordance with U.S. GAAP. The preparation of the financial statements in conformity with U.S. GAAP requires our management to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods. Significant items subject to such estimates and assumptions include the recoverability of the carrying amount and the estimated useful lives of long-lived assets; valuation allowances for receivables; percentage of completion of contracts; and realizable values for inventories. Actual results could differ from those estimates.

Consolidation

Fujian WangGang entered into contractual arrangements with Wonder Dredging, Fujian Service, and shareholders of Wonder Dredging, the VIE Agreements. Based on the VIE Agreements, Fujian WangGang provides management services to Fujian Service and is entitled to (1) receive all of the economic benefits from Fujian Service, (2) exercise effective control over Fujian Service and Wonder Dredging, and (3) has an exclusive option to purchase all or part of the equity interests in Fujian Service. Accordingly, by virtue of the VIE Agreements, Fujian WangGang is the primary beneficiary of Fujian Service as defined by ASC 810 “Consolidation of Variable Interest Entities.” Therefore, we consolidate Fujian Service and Wonder Dredging as VIEs.

Revenue Recognition

We recognize contract revenues under the percentage-of-completion method to determine the appropriate amount to be recognized in a given period. Depending on the nature of contracts, the stage of completion is measured by reference to (a) the proportion of contract costs incurred for work performed to date to estimated total contract costs; (b) the amount of work certified by site engineer; or (c) completion of physical proportion of the contract work. The difference between amounts billed and recognized as revenue is reflected in the balance sheet as either contract revenues in excess of billings or billings in excess of contract revenues. Provisions for estimated losses on contracts in progress are made in the period in which they are identified. In the event that contract revenue cannot be estimated reliably, contract revenue is recognized only to the extent of contract costs incurred that are likely to be recoverable.

Because we are sub-contractors, almost all pre-contract costs such as site investigation and preparation are incurred by our customers. Our pre-contract costs are mainly site visit expenses, such as travel and accommodation, and the total amount of such travel and accommodation expense has been insignificant. As of the dates of the balance sheets included herein, no expenditures related to anticipated contracts had been incurred and therefore no deferred expenses are recorded. Approved and unapproved change orders are considered a change in the scope of the original contracts to which they relate. Upon approval by the customer and the contractor of both scope and price, contract revenue and costs are adjusted for the change order. Claims for additional revenue due to us are not recognized in contract revenues until such claims are settled. An amount equal to contract costs attributable to claims is included in revenue when realization is probable and the amount can be reliably estimated.

Accounts Receivable, Net

Accounts receivable represent amounts billed under the terms of contracts with our customers. The timing of when we bill our customers is generally based on advance billing terms or contingent upon completion of certain phases of the work, as stipulated in the contract. No amount constitutes a retainer. We anticipate collection of all outstanding balances within 10 to 15 days after completion reports of the contracts are issued. Allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our existing receivables. We provide an allowance for estimated uncollectible receivables when events or conditions indicate that amounts outstanding are not recoverable. Outstanding account balances are reviewed individually for collectability. Based on our assessment of collectability, there was no allowance for doubtful accounts recognized as of December 31, 2010, 2009 and 2008.

Cost and Estimated Earnings in Excess of Billings on Contracts in Progress

Cost and estimated earnings in excess of billings represent amounts of cost and revenue earned under contracts in progress but not billed at the balance sheet date. These amounts become billable according to the contract terms, which usually consider passage of time, and/or completion of the project.

Impairment of Long-Lived Assets

We test long-lived assets or asset groups for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. Circumstances which could trigger a review include, but are not limited to: significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; and current expectation that the asset will more likely than not be sold or disposed significantly before the end of its estimated useful life. Recoverability is assessed based on the carrying amount of the asset and its fair value which is generally determined based on the sum of the undiscounted cash flows expected to result from the use and the eventual disposal of the asset, as well as specific appraisal in certain instances. An impairment loss is recognized when the carrying amount is not recoverable and exceeds fair value. As individual dredgers generate their own cash flow, each individual dredger is separately reviewed for impairment. If long-lived assets are to be disposed, depreciation is discontinued, if applicable, and the assets are reclassified as held for sale at the lower of their carrying amounts or fair values less costs to sell. Based on our assessment, no triggering events were identified in 2010, 2009, or 2008.

Income Taxes

We are incorporated in the BVI, the laws of which do not require us to pay any income taxes or other taxes based on revenue, business activity or assets. Our subsidiaries domiciled and operating in other countries file separate tax returns in the respective jurisdictions in which they are domiciled or operate. Pursuant to authoritative accounting guidance regarding income taxes, deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be effective when the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of income in the period that includes the enactment date. Authoritative accounting guidance prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the tax return. This guidance also addresses de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

The PRC tax system is subject to substantial uncertainties and has been subject to recently enacted changes, the interpretation and enforcement of which are also uncertain. Changes in PRC tax laws or their interpretation or application may subject us to substantial PRC taxes in future. No deferred tax liability has been provided as the amount involved is immaterial. Fujian Service has analyzed the tax positions taken or expected to be taken in its tax filings and has concluded it has no material liability related to uncertain tax positions. For the years ended December 31, 2010, 2009 and the period ended 2008, we had no unrecognized tax benefit. We do not anticipate any potential future adjustments in the next twelve months that would result in a material change to our financial tax position.

Other Comprehensive Income

Pursuant to authoritative accounting guidance regarding comprehensive income, our comprehensive income consists of net income and foreign currency translation adjustments. We translate our assets and liabilities of foreign operation at the rate of exchange in effect on the balance sheet date. We translate income and expenses at the average rate of exchange prevailing during the period. The year-end rates for December 31, 2010 and 2009 of RMB into one U.S. dollar were 6.6000 and 6.8270 respectively, the period-end rate for December 31, 2008 was 6.8225. Average rates for the year ended December 31, 2010 and 2009 were 6.7604 and 6.8303, respectively, for the period ended December 31, 2008 was 6.9351. The related translation adjustments are reflected in “Accumulated other comprehensive income” in the equity section of our consolidated balance sheets. Foreign currency gains and losses resulting from transactions are included in earnings. As of December 31, 2010, 2009 and 2008, the accumulated foreign currency translation gain was approximately $4.9 million, $0.7 million and $0.7 million, respectively.

Business Combination and Recapitalization

Mr. Qing Lin holds a 91% equity interest of Wonder Dredging and Mr. Panxing Zhuo holds the other 9% equity interest of Wonder Dredging. They are the brother-in-law and father, respectively, of Mr. Xinrong Zhuo, our Chairman and Chief Executive Officer and sole shareholder of Mars Harvest Co., Ltd. which effectively holds approximately 64.3% of the Fujian WangGang (or 54.0% of Fujian WangGang if all preferred shares are converted). Mr. Qing Lin and Mr. Panxing Zhuo, pursuant to an agreement, hold their interests in Fujian Service indirectly as the representatives of the family. Through the agreement, Mr. Xinrong Zhuo has had the exclusive right to make executive decisions and manage Fujian Service since its inception. Half of the equity interest of Fujian Service is held by Fujian WangGang whereas another half is held by Wonder Dredging. Mr. Qing Lin, Mr. Panxing Zhuo, and Mr. Xinrong Zhuo would form as a common control group holding more than 50% of the equity interest of Fujian Service. Our consolidated financial statements have been prepared as if the existing corporate structure had been in existence throughout the periods presented and as if the reorganization had occurred as of the beginning of the earliest period presented. Specifically, the presentation of our financial results and position for Fujian Service is from January 1, 2008 its inception, through December 31, 2008 and for years 2009 and 2010.

In October 2010, we merged with CAC, a public reporting, non-trading shell company domiciled in the BVI. The terms of the Merger were set forth in the Merger Agreement, which provided that China Dredging would continue as the surviving company following the Merger. We have accounted for the Merger as a recapitalization, with China Dredging being treated as the accounting acquirer. Immediately prior to, and in contemplation of, the consummation of the Merger, we redesignated our shares to retroactively adjust our legal capital. At the time of the Merger, all of the issued shares of CAC were exchanged for 500,000, or 0.95%, of our issued and then outstanding ordinary shares, while our shareholders immediately prior to the Merger retained 52,177,323, or 99.05%, of our issued and then outstanding ordinary shares. As a result of the Merger, we became a public reporting company. CAC, being the non-surviving company, ceased its corporate existence.

Internal Control over Financial Reporting

We are a company with limited accounting personnel and other resources to address our internal control over financial reporting. In connection with the audit of our financial statements included in this report, we identified what we believe would constitute a “material weakness” in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis by the company’s internal controls. The material weakness we identified was that none of our employees had any formal training in U.S. GAAP and SEC rules and regulations. Our newly recruited Chief Financial Officer also does not have such training, and we may not be able to remediate this material weakness without significant expense, if at all. We also may face additional material weaknesses in the future. Therefore, there is a risk that our current or future financial statements may not be properly prepared in accordance with the U.S. GAAP or that our current or future disclosures are not in compliance with SEC rules and regulations.

We have begun to undertake steps to improve our internal control over financial reporting, including, among others things, to enhance our corporate governance. We have appointed three independent directors to our board of directors, who serve on our audit committee, compensation committee and nomination committee. We plan to engage an external financial consultant who has experience in U.S. GAAP financial statements and SEC rules and regulations, and we also plan to have other independent directors who have the foresaid experience to join in the audit committee. We plan to devote significant resources to remediating the material weakness identified above and to improving our internal controls, including training our accounting, internal audit and finance staff, engaging consultants to assist with these functions, and implementing additional financial and management controls, reporting systems and procedures. We have begun to implement these measures, expect to continue to implement them through the course of 2011, and plan to continue monitoring our internal controls with a view toward whether additional financial and management controls, reporting systems and procedures are appropriate. We do not expect that our plan will fully remediate the material weakness identified above until at least December 31, 2011, and it may not ensure the adequacy of our internal controls over our financial reporting and processes in the future.

However, if we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal control over financial reporting. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of our securities.

Results of Operations

Year Ended December 31, 2010 Compared to year Ended December 31, 2009

The following table presents our operating results of China Dredging in 2010 compared to 2009. The 2009 amounts include only Fujian Service as the other companies in the group did not exist until 2010.

	Year Ended December 31,				Increase (Decrease)	Percent Change	Percent Change in RMB
	2009 (Fujian Service)		2010 (China Dredging)
Contract revenue	$80,333,891	100.0%	$131,405,665	100.0%	$51,071,774	63.6%	61.9%
Cost of contract revenue	(38,715,490)	(48.2)%	(58,723,528)	(44.7)%	20,008,038	51.7%	50.2%
Gross profit	41,618,401	51.8%	72,682,137	55.3%	31,063,736	74.6%	72.8%
General and administrative expenses	(2,531,132)	(3.2)%	(7,159,793)	(5.4)%	4,628,661	182.9%	182.9%
Income from operations	39,087,269	48.7%	65,522,344	49.9%	26,435,075	67.6%	65.7%
Income before income taxes	38,361,249	47.8%	64,801,974	49.3%	26,440,725	68.9%	67.0%
Income tax expense	(9,596,651)	(12.0)%	(16,556,396)	(12.6)%	6,959,745	72.5%	70.8%
Net income	$28,764,598	35.8%	$48,245,578	36.7%	$19,480,980	67.7%	65.7%

The following table summarizes changes in backlog on contracts during the year ended December 31, 2010. Backlog represents the amount of revenue we expect to realize from work to be performed on contracts in progress at year end and from contractual agreements on which work has not yet begun.

Backlog balance at December 31, 2009	$8,139,422
New contracts entered into and started during the 2010	184,386,368
Add: Adjustment of contracts due to change orders during the year	1,190,626
Adjusted contract amount at December 31, 2010	193,716,416
Less: Contract revenue earned during the year ended December 31,2010	(131,405,665)
Backlog balance at December 31, 2010	$62,310,751

While our business prospects are solid and growing, the 7-fold growth in backlog during 2010 is primarily attributable to the formalization of contracts that permit reporting of firm backlog statistics. To a lesser degree it reflects our increased availability to enter into larger contract commitments as a result of adding four vessels to our dredging fleet in the second half of 2010.

Dredger Downtime for Redeployment/Repositioning

	Q-1	Q-2	Q-3	Q-4	Year Average
2010	2.9%	4.4%	10.9%	17.8%	10.5%
2009	18.0%	2.4%	10.0%	3.5%	8.4%

The impact of redeployments and repositioning on our overall fleet utilization was similar from year-to-year on average, but showed great volatility quarter-to-quarter in 2010 and 2009 which is common industry practice in dredging business.

Effect of exchange rates

The company operates entirely in the PRC. All of its operations are conducted in RMB which is its functional currency. The average exchange rate used in translating the results of operations and cash flows for 2010 is 6.7604 and for 2009 is 6.8303, represented a 1.0% increase in the value of the RMB against the USD.

Revenue

Contract revenue increased by $51.1 million, or 63.6% (61.9% without foreign exchange effect), to $131.4 million in 2010, compared to $80.3 million in 2009. The increase primarily reflects the increase of our dredging volume and unit construction price. The projects we performed varied in sizes and span of timing. As such, we measure our business volume by cubic meters we dredged rather than by numbers of projects we perform in a specific period. In addition, to easier measure our performance, all our revenue is derived directly from dredging services we provide, which are practically priced at “Unit construction price” for per cubic meter to be dredged. The unit construction price is a negotiated price with the contractor for each specific project, depending on the nature of sediments in the river bed, difficulties in the dredging, and other factors specific to the project. With four newly leased dredgers joining the fleet from June 2010, we were able to deliver larger business volume and execute more projects with various field conditions. We completed 78.6 million cubic meters of dredging volume in 2010 as compared to 52 million cubic meters in 2009, a 51.2% increase in dredging volume. In addition, the unit construction price per cubic meter increased by $0.12, or 7.7% (7.1% without foreign exchange effect), to $1.67 in 2010 from $1.55 in 2009 due to increase of demand for our dredging services and general market conditions providing us with stronger negotiation power.

Cost of Revenue

Cost of revenue increased by $20.0 million, or 51.7% (50.2% without foreign exchange effect), from $38.7 million in 2009 to $58.7 million in 2010, primarily due to our increased revenue. Unit construction cost per cubic meter is $0.74 and $0.75 in 2010 and 2009, respectively. Unit construction cost is the metric for us to measure our direct cost per cubic meter dredged. The unit construction cost is dependent on the combination of prices of consumable parts, wages, leasing fees and depreciation.

	Fujian Service 2009			China Dredging 2010
	Amount	Average unit cost (per cubic meter)	Percentage of Revenue	Amount	Average unit cost (per cubic meter)	Percentage of Revenue
Wages	$861,861	$0.02	1.1%	$885,561	$0.01	0.7%
Leasing fees	1,720,275	0.03	2.1%	7,150,238	0.09	5.4%
Crew hire charge	1,457,329	0.03	1.8%	2,685,442	0.03	2.1%
Consumable parts	29,724,508	0.57	37.0%	42,964,969	0.55	32.7%
Depreciation	4,951,517	0.10	6.2%	5,037,318	0.06	3.8%
Cost of contract revenue	$38,715,490	$0.75	48.2%	$58,723,528	$0.74	44.7%

The cost of consumable parts increased from $29.7 million in 2009 to $43.0 million in 2010, while the percentage to revenue declined from 37.0% to 32.7%, primarily due to improved cost control and operation management. This decrease resulted in the decrease of average unit construction cost of $0.02. Leasing fees increased by $5.4 million, primarily due to our four newly leased vessels being put into operation in June 2010, accounting for 5.4% of our revenue in 2010 as compared to 2.1% in 2009. This increase resulted in the increase of average unit construction cost of $0.06. The crew hire charge associated with leased vessels increased by $1.2 million in 2010 compared to 2009, also due to the addition to our four newly leased vessels. The crew hire charge change had insignificant impact on our unit construction cost. The amount of wages and depreciation remained relatively flat in 2010 compared to 2009, primarily reflecting our ownership and operation of the same three dredgers in our fleet. Wages accounted for 1.1% and 0.7% of our revenue in 2009 and 2010, respectively, which decrease resulted in the decrease of average unit construction cost of $0.01. Depreciation accounted for 6.2% and 3.8% of our revenue in 2009 and 2010, respectively, which decrease resulted in the decrease of average unit construction cost of $0.04. The decrease of wages and depreciation in percentage of revenue was due to increase in leased vessels.

Gross Profit

Gross profit increased by $31.1 million, or 74.6% (72.8% without foreign exchange effect), to $72.7 million in 2010, compared to $41.6 million in 2009, primarily due to our increased revenue. Since our average unit construction price in 2010 increased by 7.7% (7.1% without foreign exchange effect) compared to 2009 while our average unit construction cost remained substantially the same in these two years, our gross profit margin increased from 51.8% to 55.3%, or a 6.8% percentage increase, primarily reflecting the increase of our average unit construction price.

General and Administrative Expenses

General and administrative expenses are comprised of revenue taxes and fees, salaries and benefits, business insurance and other daily expenses. Revenue taxes and fees include primarily business tax, city maintenance and educational fees. Salaries and benefits include salaries and allowances, staff welfare for education, staff social welfare insurance and health insurance. Other expenses include depreciation of office equipment, rent, travel and others. The following table sets forth certain information regarding the main components of our general and administrative expenses for the years indicated:

	Fujian Service 2009			China Dredging 2010
	Amount	% of Total G&A	% of Total Revenue	Amount	% of Total G&A	% of Total Revenue
Revenue tax expenses*	$2,112,416	83.5%	2.6%	$5,284,246	73.8%	4.0%
Salary and benefits	159,808	6.3%	0.2%	239,916	3.4%	0.2%
Operating insurance	187,575	7.4%	0.3%	191,153	2.7%	0.1%
Other expenses	71,333	2.8%	0.1%	125,453	1.7%	0.1%
Financing and restructuring expenses	—	—	—	1,319,025	18.4%	1.0%
Total G&A	$2,531,132	100.0%	3.2%	$7,159,793	100.0%	5.4%

*	In the PRC, the government levies taxes on revenue and we record this tax expense as a general and administrative expense.

General and administrative expense increased from $2.5 million, or 3.2% of revenues in 2009 to $7.2 million, or 5.4% of revenues in 2010. The increase in general and administrative expense was primarily attributable to an increase in revenue taxes of $3.2 million. For the services we provide, business tax can range from 2% up to approximately 5%, depending on local project concessions and does not fluctuate in a consistent manner with contract revenue. The applicable business tax rates are set in negotiations between our customers and local governments. As a subcontractor we pay an amount calculated by multiplying the negotiated business tax rates applicable to each project by our revenue for the project. Our contracts do no permit us to rebill or customers for the business tax we incur. The increases in salary and benefits expense and other expenses in 2010 as compared with 2009 ($80,108 and $54,120 respectively) were primarily attributable to maintenance of our Company and our subsidiaries other than Fujian Services following their formation. We had an aggregate of $1.3 million of non-recurring restructuring expenses in 2010, which mainly reflect auditor and legal fees relating to the Merger.

Operating Income

As a result of the foregoing, our operating income increased by $26.4 million, or 67.6% (65.7% without foreign exchange effect), to $65.5 million in 2010, from $39.1 million in 2009.

Income Tax

Income tax expense increased by $7.0 million, or 72.5% (70.8% without foreign exchange effect), from $9.6 million in 2009 to $16.6 million in 2010, primarily due to the increase in our taxable income. The applicable income tax rate was 25%, which was effective on January 1, 2008 in the PRC. Income tax expense increased by a greater percentage than did operating income because of approximately $ 1.4 million of non-tax deductible expenses incurred in 2010. These non-deductible expenses consisted primarily of organizational and administrative expenses of our BVI Company.

Net Income

As a result of the foregoing, our net income increased by $19.5 million, or 67.7% (65.7% without foreign exchange effect), to $48.2 million, compared to $28.8 million in 2009.

Year Ended December 31, 2009 Compared with Period Ended December 31, 2008

The following table presents our operating results for 2009 compared to 2008.

	Fujian Service Period/Year Ended December 31,				Increase (Decrease)	Percent Change	Percent Change in RMB
	2008		2009
Contract revenue	$54,480,271	100.0%	$80,333,891	100.0%	$25,853,620	47.5%	45.2%
Cost of contract revenue	(25,424,227)	(46.7)%	(38,715,490)	(48.2)%	13,291,263	52.3%	50.0%
Gross profit	29,056,044	53.3%	41,618,401	51.8%	12,562,357	43.2%	41.1%
General and administrative expenses	(2,152,575)	(4.0)%	(2,531,132)	(3.2)%	378,557	17.6%	15.8%
Income from operations	26,903,469	49.4%	39,087,269	48.7%	12,183,800	45.3%	43.1%
Income before income taxes	26,767,137	49.1%	38,361,249	47.8%	11,594,112	43.3%	41.1%
Income tax expense	(6,696,745)	(12.3)%	(9,596,651)	(12.0)%	2,899,906	43.3%	41.1%
Net income	$20,070,392	36.8%	$28,764,598	35.8%	$8,694,206	43.3%	41.1%

Dredger Downtime for Redeployment/Repositioning

The dredger downtime for redeployment and repositioning was around 2% for 2008 and around 8% for 2009. The main reason for the increase in 2009 is that, we started our business in 2008 in one province in China, however, the Company explored dredging business to other provinces in China from 2009.  Expansion to other provinces caused higher downtime percentage due to redeployment and repositioning among provinces took longer time than within one province.

Effect of exchange rates

We operate entirely in the PRC. All of its operations are conducted in RMB which is its functional currency. The average exchange rate used in translating the results of operations and cash flows for the year ended December 31, 2009 is 6.8303 and for the period ended December 31, 2008 is 6.9351, represented a 1.5% increase in the value of the RMB against the USD.

Revenue

Our contract revenue increased by 47.5% (45.2% without foreign exchange effect) to $80.3 million in 2009 as compared to 2008. The increase primarily reflects the increase of our dredging volume and unit construction price. We started 2008 operations with one dredger and added our fifth dredger in June 2008. We completed 39.8 million and 52.0 million cubic meters of dredging volume, respectively, in 2008 and 2009, a 30.7% growth rate. In addition, the unit construction price per cubic meter increased by $0.18, or 13.1% (11.0% without foreign exchange effect), from $1.37 to $1.55 in 2009 compared to 2008 due to an increase in demand for our dredging services resulting from the recovery of the dredging market.

Cost of Revenue

Our cost of revenue increased by $13.3 million, or 52.3% (50.0% without foreign exchange effect), from $25.4 million in 2008 to $38.7 million in 2009, primarily reflecting increased revenues. Unit construction cost per cubic meter increased from $0.63 to $0.75. The following table sets forth the main components of our cost of revenue and we further explain the changes of cost below.

	Fujian Service 2008			Fujian Service 2009
	Amount	Average unit cost (per cubic meter)	Percentage of Revenue	Amount	Average unit cost (per cubic meter)	Percentage of Revenue
Wages	$596,694	$0.01	1.1%	$861,861	$0.02	1.1%
Leasing fees	1,273,713	0.03	2.3%	1,720,275	0.03	2.1%
Crew hire charge	1,110,149	0.03	2.1%	1,457,329	0.03	1.8%
Consumable parts	18,757,168	0.47	34.4%	29,724,508	0.57	37.0%
Depreciation	3,686,503	0.09	6.8%	4,951,517	0.10	6.2%
Cost of contract revenue	$25,424,227	$0.63	46.7%	$38,715,490	$0.75	48.2%

The cost of consumable parts increased from $18.8 million in 2008 to $29.7 million in 2009, accounting for 34.4% and 37.0% of our revenue in 2008 and 2009 respectively, primarily due to higher prices for procuring the consumable parts which demand recovered from a 2008 low. The increased cost of consumable parts resulted in the increase of average unit construction cost of $0.1. Leasing fees increased by $0.4 million from 2008 to 2009, since we fully operated with two leased dredgers in 2009 but we did not lease our second dredger until June 2008. Leasing fees accounted for 2.3% and 2.1% of our revenue in 2008 and 2009, respectively. The crew hire charge associated with leased vessels increased by $0.3 million from 2008 to 2009, due to the increase of our average leased dredgers size, accounting for 2.1% and 1.8% of our revenue in 2008 and 2009, respectively. Both the leasing fees and crew hire charge changes had an insignificant impact on our unit construction cost. Wages increased from $0.6 million in 2008 to $0.9 million in 2009, since we fully operated with three owned dredgers in 2009 but we did not own the third of our dredgers until May 2008. The increase in wages resulted in the increase of average unit construction cost of $0.01. Depreciation costs increased from $3.7 million to $5.0 million, due to increase of our average owned dredgers size, accounting for 6.8% and 6.2% of our revenue in 2008 and 2009. The increase of average cost of depreciation per cubic meter resulted in the increase of average unit construction cost of $0.01.

While some of our costs of contract revenue, such as wages, leasing fees, crew hire charge and depreciation, primarily depend on the number vessels in our fleet, the cost of consumable parts primarily depends on our dredging workload. Accordingly, changes in our costs for consumable parts may be disproportionate to changes in other costs of contract revenue. In addition, the increase in the cost of consumable parts may not vary consistently with our contract revenues, since dredging projects can require varying levels of consumable parts, particularly in more difficult dredging conditions.

Gross Profit

Our gross profit increased from $29.1 million in 2008 to $41.6 million in 2009, primarily due to our increased revenue. Since our average unit construction price in 2009 increased by 13.1% (11.0% without foreign exchange effect) compared to 2008 while our average unit construction cost increased by 19.0% (14.9% without foreign exchange effect), our gross profit margin decreased from 53.3% to 51.8%, or a 2.9% percentage decrease.

General and Administrative Expenses

The following table set forth certain information regarding the main components of our general and administrative expenses for the periods indicated:

	Fujian Service 2008			Fujian Service 2009
	Amount	% of Total G&A	% of Total Revenue	Amount	% of Total G&A	% of Total Revenue
Revenue tax expenses*	$1,833,873	85.2%	3.4%	$2,112,416	83.5%	2.6%
Salary and benefits	140,014	6.5%	0.3%	159,808	6.3%	0.2%
Operating insurance	103,056	4.8%	0.2%	187,575	7.4%	0.3%
Other expenses	75,632	3.5%	0.1%	71,333	2.8%	0.1%
Total G&A	$2,152,575	100.0%	4.0%	$2,531,132	100.0%	3.2%

*	In the PRC, the government levies taxes on revenue and we record this tax expense as a general and administrative expense.

Operating Income

As a result of the foregoing, our operating income increased by $12.2 million, or 45.3% (43.1% without foreign exchange effect), from $26.9 million in 2008 to $39.1 million in 2009.

Income Tax

Our income tax expense increased by $2.9 million, or 43.3% (41.1% without foreign exchange effect), to $9.6 million in 2009, compared to $6.7 million for 2008, primarily due to the increase in our taxable income. The applicable tax rate was 25%, which was effective on January 1, 2008 in the PRC.

Net Income

As a result of the foregoing, our net income increased by $8.7 million, or 43.3% (41.1% without foreign exchange effect), to $28.8 million in 2009, compared to $20.1 million in 2008.

Liquidity and Capital Resources

As of December 31, 2010 we had cash of $88.5 million, an increase of $65.2 million from December 31, 2009. Our current assets totaled $102.4 million as of December 31, 2010 while our current liabilities totaled $11.9 million. We have financed our activities to date primarily through cash generated from operating activities and private placements of our securities. Between October 2010 to December 2010, we completed multiple closings of a private placement of our preferred shares and received net proceeds of approximately $46.5 million, or our 2010 Private Placement, which substantially increasing our cash balance and strengthening our liquidity position. We believe that our currently available working capital will be sufficient to maintain our operations at the current level for at least the next 12 months.

As part of our efforts to expand our dredging capacity, we explore opportunities to expand our fleet size. As of December 31,2008,we had payable for dredgers purchasing of $17.9 million ,and we had repaid the amount by April, 2009. As of December 31, 2009, we had capital commitments of $28 million payable until May 2013 for the acquisition of one new dredger. We had no additional material capital expenditures from December 31, 2009 to December 31, 2010. We anticipate that our cash provided by operations will be sufficient to pay off the balance of $28 million. In January 2011, we acquired a non-self-propelling cutter suction dredger that we had previously leased for a purchase price of $13.6 million. The aggregate rental deposit of $5.2 million we had previously paid was deducted from the vessel purchase price when we acquired the vessel, and we paid the balance of $8.4 million with a portion of the proceeds from our 2010 Private Placement.

We intend to use proceeds from our 2010 Private Placement and any future securities offering to finance our plan to further expand our fleet. In the event that we are unable to fund our planned fleet expansion in a timely manner, we intend to use cash generated from operating activities and to pursue alternative sources of financing, such as loan facilities from financial institutions, to meet our cash needs in relation to the expansion plan. As of the date of this report, we have no current arrangements in place for such alternative sources of financing, which may not be available to us on reasonable terms, if at all.

The following table presents a comparison of our cash flows and beginning and ending cash balances during the year ended December 31, 2010 and 2009 and period ended December 31, 2008.  The amounts in the three categories of cash flows do not equal to the total changes for the years or period because of the effect of exchange rate:

	Period/Year Ended December 31,
	Fujian Service 2008	Fujian Service 2009	China Dredging 2010
Cash flows provided by operating activities	$26,096,112	$30,952,939	$$51,758,576
Cash flows used in investing activities	(42,059,354)	(2,196,096)	(24,965,015)
Cash flows provided by/(used in) financing activities	17,303,282	(6,785,017)	36,893,785
Net increase in cash	1,340,040	21,971,826	63,687,346
Cash at beginning of period/year	—	1,362,142	23,343,469
Cash at end of period/year	$1,362,142	$23,343,469	$88,532,472

Under our current corporate structure, Fujian WangGang is obligated to pay Fujian Service a management fee of RMB1 million and in return entitled to 100% of the net profits (i.e., after all taxes and expenses) of Fujian Service determined under PRC accounting rules.

We or our subsidiaries will be providing capital to Fujian Service with proceeds from our equity transactions. We may decide to provide some or all of this capital in the form of intercompany loans.

In the future, cash generated by Fujian Service will be moved to the other companies by a combination of the repayment of intercompany loans owed to us or other subsidiaries, or by payment to Fujian WangGang of all or part of the 100% of net profits (i.e., after all taxes and other expenses) of Fujian Service determined under PRC accounting rules to which Fujian WangGang is entitled under the Contracted Management Agreement. Under PRC laws and regulations, Fujian Service is also required to set aside 10% of its net profits based on PRC accounting standards each year to fund a statutory surplus reserve, until the accumulated amount of such reserve has exceeded 50% of its registered capital. This reserve is not distributable as dividends except in the event of liquidation of Fujian Service. Consequently, the net profits to which Fujian WangGang is entitled are subject to the 10% PRC statutory surplus reserve requirements each year, which will have to remain invested in Fujian Service indefinitely unless Fujian Service is liquidated.

When Fujian WangGang receives profit distributions and proceeds from the repayment of loans to Fujian Service, Fujian WangGang can make intercompany loans to other group members within the PRC or declare and pay dividends to China Dredging HK. Similarly, China Dredging HK can make loans to other group members or declare and pay dividends to us.

We have never declared or paid any cash dividends on our ordinary shares or preferred shares. We do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future and plan to retain earnings, if any, for use in the development of our business. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend upon our financial condition, operating results, capital requirements, BVI and PRC laws, and other factors that our board of directors deems relevant.

Cash Flow Provided by Operating Activities

The following table sets forth information regarding our cash provided by operating activities for the periods indicated:

	Period/Year Ended December 31,
	Fujian Service 2008	Fujian Service 2009	China Dredging 2010
Net income	$20,070,392	$28,764,598	$48,245,578
Adjustments to reconcile net income to net cash
Add: depreciation expense	3,686,744	4,952,236	5,038,074
Changes in operating assets and liabilities:
Accounts receivable, net	—	—	(12,536,435)
Cost and estimated earnings in excess of billings on contracts in progress	—	(2,210,343)	1,418,098
Other receivables	—	(311)	(905)
Inventories	—	(429,018)	236,039
Accounts payable	—	—	4,380,904
Income taxes payable	2,186,909	(179,402)	2,656,355
Accrued liabilities and other payables	152,067	55,179	2,320,868
Net cash provided by operating activities	$26,096,112	$30,952,939	$51,758,576

Our net cash provided by operating activities was $51.8 million in 2010, compared to $31 million in 2009. The net cash provided from operating activities in 2010 was provided primarily by net income of $48.2 million as compared with net income in 2009 of $28.8 million. Adjustments in both periods for non-cash charges from depreciation expense were $5.0 million, reflecting the fact that the number of our owned dredgers was unchanged. We record depreciation on a straight-line basis and there were no material changes arising from asset purchases or dispositions.

Additional major factors that affected operating cash flow in 2010 include the following:

•
an increase in accounts receivable, net of $12.5 million in 2010 compared to 2009. This change was due to the completion and final settlement of several projects immediately prior to December 31, 2010.

•
a decrease in cost and estimated earnings in excess of billings on contracts in progress of $1.4 million during 2010, a reduction of $3.6 million or 164.2% from the $2.2 million used by Fujian Service during 2009. This reduction occurred in spite of the fact that our revenue run rate was higher during 2010 than 2009 and was due solely to variations in the timing of progress payments for contracts in-progress and the completion and final settlement of several projects immediately prior to December 31, 2010.

•
growth in our accounts payable of $4.4 million in 2010 compared to 2009. This change was attributable primarily to accruals for the use of consumable parts by the four additional dredgers acquired in June 2010 and payable in accordance with the leases. According to the agreements with regards to the four new dredgers, the dredger lessors would purchase components needed for dredging projects and we would pay back the agreed purchases to the lessors.

•
a decrease in our inventories of $0.2 million in 2010 as compared with an increase of $0.4 million in 2009. This change occurred in spite of the fact that our revenue continuously grew more during 2010 than 2009, primarily due to our increased need of inventories was passed largely on to the dredger lessors and were accounted as accounts payable.

•
an increase in income taxes payable, which rose to $2.7 million due to an increase in the provision of income tax in 2010 as compared with $0.2 million due to a decrease in the provision of income taxes in 2009. This change was attributable to the significant increase of our taxable net income in 2010 as compared with 2009 and the fact that accrued tax was not settled as of December 31, 2010.

•
an increase in accrued liabilities and other payables of $2.3 million in 2010 as compared with approximately $0.06 million in 2009 for Fujian Service. This increase was attributable primarily to the accrual of leasing fees and crew hire charges on the 2010 lease. The payment terms of three of the four dredgers leased during June 2010 permit payment of lease fees and crew hire charges in arrears. This differs from the terms of our other dredger leases which require that we pay lease fees and crew hire charges prior to the end of each month of operation.

Net cash provided by operating activities was $31.0 million in 2009 compared to $26.1 million in 2008. The net cash provided from operating activities in 2009 was provided primarily by net income of $28.8 million as compared with net income of $20.1 million in 2008. Adjustments in 2009 and 2008 for non-cash charges from depreciation expense were $5.0 million and $3.7 million, respectively, reflecting the fact that we added the third of our self-owned dredgers in May 2008 but operated our three self-owned dredgers throughout 2009. We record depreciation on a straight-line basis and there were no material changes arising from asset purchases or dispositions.

Additional major factors that affected operating cash flow in 2009 included major changes in operating assets and liabilities during 2009, as a result of cash used by:

•
an increase in cost and estimated earnings in excess of billings on contracts in progress of $2.2 million in 2009 as compared to none in 2008. The nil balance in 2008 was due to our intention to complete all projects in 2008 to make a clearer conclusion on the performance of our first year operation. The increase in 2009 was due solely to variations in the timing of progress payments for contracts in-progress and the completion and final settlement immediately prior to December 31, 2009 of several projects.

•
an increase in inventories of $0.4 million in 2009 as compared to that of nil balance in 2008. The nil balance in 2008 was due to the fact as foregoing and that we did not start to procure inventories for new contracts in 2009. The increase in 2009 reflected the increase of upfront purchase relating to our backlog as of December 31, 2009.

•
a decrease in income tax payable of $0.2 million in 2009 as compared to an increase of $2.2 million in 2008. The small decrease in income tax payable in 2009 reflected that our taxable net income in the fourth quarter of 2009 remained substantially the same as that of the fourth quarter of 2008. Since we only started to operate from January 8, 2008, the $2.2 million increase in income tax payable reflected the taxable net income from our operations in the fourth quarter of 2008.

Net cash provided from operating activities in 2008 primarily included net income of $20.1 million, adjusted by non-cash charges from depreciation expense of $3.7 million. An additional major factor that affected operating cash flow in 2008 was our income taxes payable increase of $2.2 million. Since we incorporated on January 8, 2008, the increase actually reflects our income tax level for the taxable net income in the fourth quarter operations of 2008.

Cash Flow Used in Investing Activities

	Period/Year Ended December 31,
	Fujian Service 2008	Fujian Service 2009	China Dredging 2010
Deposits paid for dredgers	$—	$(2,196,096)	$(12,194,972)
Changes in security deposits	(8,291,156)	—	(12,440,092)
Payment of purchases of property, plant and equipment	(33,768,198)	—	(329,951)
Net cash used in investing activities	$(42,059,354)	$(2,196,096)	$(24,965,015)

Net cash used in investing activities increased by $22.8 million to $25.0 million in 2010, from $2.2 million in 2009. The increase was primarily attributable to increase in deposit paid for dredgers of $10.0 million changes in security deposits of $12.4 million and payment of purchases of property, plant and equipment of $0.3 million.

Net cash used in investing activities decreased by $39.9 million to $2.2 million in 2009, from $42.1 million in 2008. The decrease was primarily attributable to decrease in changes in security deposits of $8.3 million and payment of purchases of property, plant and equipment of $33.8 million and offset by the increase in deposits paid for dredgers of $2.2 million.

Cash Flow Provided by/(Used in) Financing Activities

	Period/Year Ended December 31,
	Fujian Service 2008	Fujian Service 2009	China Dredging 2010
Proceeds from short-term loan	$—	$3,367,348	$—
Repayment of short-term loan	—	—	(3,402,164)
Proceeds from long-term loan	8,651,641	—	11,389,859
Repayment of long-term loan	—	(1,830,080)	(18,416,070)
Repayment of dredger payable	—	(17,838,704)	—
Proceeds from capital issue	—	—	878,876
Proceeds from share issue	—	—	46,443,286
Capital contributions from owners	8,651,641	9,516,419	—
Net cash provided by /(used in) financing activities	$17,303,282	$(6,785,017)	$36,893,785

Net cash generated from financing activities increased by $43.7 million to $36.9 million in 2010, from negative $6.8 million in 2009. The increase was primarily attributable to an increase in proceeds from share issue in 2010, private placement of $46.4 million, capital issue of $0.9 million and proceed from long-term loan of $11.4 million; offset in part by an increase in repayment of short-term loan of $3.4 million and repayment of a long-term loan of $16.6 million.

Net cash generated from financing activities decreased by $24.1 million to negative $6.8 million in 2009, from $17.3 million in 2008. The decrease was primarily attributable to increases in repayment of dredger payable of $17.8 million and a decrease in proceeds from a long-term loan of $8.7 million and a decrease in repayment of a long-term loan of $1.8 million; offset in part by the increases in proceeds from a short-term loan of $3.4 million and capital contributions from owners of $0.9 million.

Net cash generated from financing in 2008 consisted of proceeds from a long-term loan of $8.7 million and capital contributions from owners of $8.7 million.

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements with the exception of our major shareholder, Mr. Xinrong Zhuo providing to our private placement investors, the contingent right to receive escrow shares. This was done to enable the Company to seel the preferred shares at the price obtained and is accounted for as a contribution of the contingent right to the Company and as a sale of those rights to the private placement investors for a portion of the proceeds received. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us. We have pledged two dredgers we own as collateral for our bank loans.

Contractual Obligations

The following table sets forth information regarding our contractual payment obligations as of December 31, 2010:

	Payments due by period
Contractual Obligations	Total	< 1 year	1 – 3 years	3 – 5 years	> 5 years
Operating lease obligations
- related parties transactions	$72,680	$24,936	$35,808	$11,936	—
- non-related parties transactions	37,794,829	14,093,182	22,436,495	1,265,152	—
Purchase obligations (1)
- non-related parties transactions	68,156,985	27,636,363	40,520,622	—	—
Capital Commitments (2)
- non-related parties transactions	28,030,303	—	28,030,303	—	—
Total	$134,054,797	$41,754,481	$91,023,228	$1,277,088	$—

(1)	Purchase obligations reflect our obligations to purchase consumable parts.
(2)	Capital commitments reflect the commitment to purchase a new non-self propelling cutter suction dredger for $30.3 million.

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

The State Administration on Foreign Exchange, or SAFE, of the PRC, under the authority of the People’s Bank of China, controls the conversion of Renminbi into foreign currencies. The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules (1996), as amended, or the Rules. Under the Rules, once various procedural requirements are met, Renminbi is convertible for current account transactions, including trade and service-related foreign exchange transactions and dividend payments, but not for capital account transactions, including direct investment, loans or investments in securities outside the PRC, without prior approval of the SAFE of the PRC, or its local counterparts.

Since July 2005, the Renminbi is no longer pegged to the U.S. dollar. Although currently the Renminbi exchange rate versus the U.S. dollar is restricted to a rise or fall of no more than 0.3% per day and the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future, the PRC authorities may lift restrictions on fluctuations in the Renminbi exchange rate and lessen intervention in the foreign exchange market. As of December 31, 2010, the exchange rate of RMB to $1 was RMB6.6000.

We conduct all of our operations through our PRC operating companies only in the PRC, and we earn all of our revenues and incur all of our cost of sales in Renminbi. Therefore, there was no impact on revenue and cost of sales regarding exchange rate fluctuation. In addition, we do not have any derivative financial instruments on foreign exchange.

Any devaluation of the Renminbi against the U.S. dollar would consequently have an adverse effect on our financial performance and asset values when measured in terms of U.S. dollars. On the other hand, any appreciation of the Renminbi against the U.S. dollar would have a favorable effect on our financial performance and asset values when measured in U.S. dollars. In addition, as of December 31, 2010 and December 31, 2009, we had cash and security deposits denominated in U.S. dollars amounting to approximately $88.5 million and approximately $23.3 million, respectively. Also, from time to time we may have U.S. dollar denominated borrowings. Accordingly, a decoupling of the Renminbi may affect our financial performance in the future.

We recognized a gain on foreign currency translation adjustment of approximately $4.2 million and $0.003 million loss, respectively, in 2010 and 2009. We do not currently engage in hedging activities and as such, we may in the future experience economic loss as a result of any foreign currency exchange rate fluctuations.

Interest Rate Risk

We do not have any derivative financial instruments and believe our exposure to interest rate risk and other relevant market risks is not material. There is no bank borrowing as of December 31, 2010.

Inflation

Inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China rose 4.8% and 5.9% in 2007 and 2008, respectively, and decreased by 0.7% in 2009, and rose 3.3% in 2010. Although we have not in the past been materially affected by inflation, we may be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as personnel expenses, vessel leasing expenses, travel expenses and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposures to higher inflation in China.

Recent Accounting Pronouncements

In May 2009, the Financial Accounting Standards Board, or FASB, issued guidance within Topic 855-10, formerly SFAS 165, “Subsequent Events,” relating to subsequent events. This guidance establishes principles and requirements for subsequent events. This guidance defines the period after the balance sheet date during which events or transactions that may occur would be required to be disclosed in a company’s financial statements. Public entities are required to evaluate subsequent events through the date that financial statements are issued. This guidance also provides guidelines in evaluating whether or not events or transactions occurring after the balance sheet date should be recognized in the financial statements. This guidance requires disclosure of the date through which subsequent events have been evaluated. This Statement is effective for interim and annual periods ending after June 15, 2009. We adopted this standard as of December 31, 2009. The adoption of this standard does not have a material impact on the our consolidated financial statements.

In June 2009, the FASB issued FASB ASC 105-10-05, 10, 15, 65, 70, or FASB ASC 105-10-05, 10, 15, 65, 70, formerly FASB Statement No. 168. FASB ASC 105-10-05, 10, 15, 65, 70 was effective for interim and annual periods ending after September 15, 2009 and does not have an impact on the our consolidated financial statements.

In December 2009, the FASB issued an amendment to the accounting and disclosure requirements for the consolidation of VIEs, ASU No. 2009-17, Consolidations, Improvements to Financial Reporting by Enterprises involved with Variable Interest Entities, or ASU No. 2009-17, to codify in ASC 810-10 the amendments to Interpretation 46R contained in Statement 167. The amendment requires an entity to qualitatively, rather than quantitatively, assess the determination of the primary beneficiary of a VIE. This determination should be based on whether the entity has the power to direct the activities that most significantly impact the economic performance of the VIE and the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. Other key changes include: the requirement for an ongoing reconsideration of the primary beneficiary, the criteria for determining whether service provider or decision maker contracts are variable interests, the consideration of kick-out and removal rights in determining whether an entity is a VIE, the types of events that trigger the reassessment of whether an entity is a VIE and the expansion of the disclosures previously required. The impact of ASU No. 2009-17 will require the Company to consolidate the assets, liabilities and operating results of certain VIEs, including certain entities currently accounted for under the equity method of accounting that the Company does not currently consolidate; see further discussion below. It may also require the Company to deconsolidate certain VIEs that are currently consolidated. The impact of the adoption may be applied retrospectively with a cumulative-effect adjustment to retained earnings as of the beginning of the first year restated, or through a cumulative-effect adjustment on the date of adoption. The new accounting guidance for VIEs is effective for fiscal years beginning after November 15, 2009, or January 1, 2010 for us. Early adoption is prohibited. We do not anticipate that the adoption of this statement will have a material impact on our consolidated financial statements.

In January 2010, the FASB issued Accounting Standards Update “ASU 2010-06” “Fair Value Measurements and Disclosures”. The new guidance clarifies two existing disclosure requirements and requires two new disclosures as follows: (1) a “gross”presentation of activities (purchases, sales, and settlements) within the Level 3 rollforward reconciliation, which will replace the “net” presentation format; and (2) detailed disclosures about the transfers in and out of Level 1 and 2 measurements. This guidance is effective for the first interim or annual reporting period beginning after December 15, 2009, except for the gross presentation of the Level 3 rollforward information, which is required for annual reporting periods beginning after December 15, 2010, and for interim reporting periods thereafter. The Company adopted the amended fair value disclosures guidance on January 1, 2010, except for the gross presentation of the Level 3 rollforward information, which the Company is not required to adopt until January 1, 2011.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The information set forth in Item 1.A. of this Report is incorporated herein by reference.

B.	Compensation

Compensation of Directors and Executive Officers

Prior to the Merger, CAC did not pay any compensation to Kerry Propper, the former President, Chief Executive Officer, CFO and sole director, who served from incorporation through July 29, 2010.  CAC did not pay any compensation to Congyan Xue or William Morro, CAC’s former sole director and Chief Executive Officer, respectively.  Mr. Xue served from July 29, 2010 through the date of the Merger, and Mr. Morro served from July 30, 2010 through the date of the Merger.  Following the Merger, Mr. Morro and Mr. Xue ceased to have a management role with us. We did not pay any compensation to any of our executive officers in 2008 and 2009, and the following table shows the compensation to our executive officers in 2010.

Summary Compensation Table for Fiscal year Ended December 31, 2010

	Name and Principal Position (1)	Salary ($)	Bonus ($)	Total ($)
Mr. Xinrong Zhuo	Chairman of Board of Director and Chief Executive Officer	13,384	0	13,384
Mr. Fangjie Gu	Chief Operating Officer and Director	4,120	0	4,120
Mr. Alfred Ho	Chief Financial Officer	9,653	0	9,653
Mr. Bin Lin	Senior Vice President	11,840	0	11,840

As we do not have a compensation committee during 2008, 2009 and 2010, all compensation decisions relating to our executive officers are made by the board of directors.

We have not paid our employee directors for their service to the board or reimbursed them for their out-of-pocket expenses, however, in April 2011, our board historically approved independent director’s annual compensation of approximately $15,300 for service as an independent director as well as reimbursement for expenses related to such services.

Since our incorporation, we have not granted any share options or share appreciation rights or any awards under long-term incentive plans.  No amounts have been set aside or accrued by us to provide pension, retirement or similar benefits, if any.

Employment Agreements

In August 2010, we entered into three-year employment agreements with three of our executive officers, Mr. Zhuo, Mr. Lin and Mr. Gu, pursuant to which they each receive aggregate annual compensation of approximately $116,000. In November 2010, we entered into a three-year employment agreement with Alfred Ho, pursuant to which he receives aggregate annual compensation of approximately $77,000. In January 2011, Fujian Service entered into a three-year employment agreement with Mr. Gu, which collectively amended and restated our prior employment agreement with him. Pursuant to the agreements, in addition to serving as our executive officer, Mr. Gu also serves as Fujian Service’s general manager, Fujian Service agreed to pay his salary payable from China Dredging, including bonuses, and Mr. Gu receives aggregate annual compensation from Fujian Service aggregating approximately $14,000. Pursuant to the agreements, each executive is eligible to receive our standard employee benefits and has agreed to devote all of his working time to his respective duties to us, not to become employed in any competitive business while employed by us or for two years following the termination of his employment with us, and not to solicit the services of any of our employees for two years following the termination of his employment with us. We may terminate the executive for cause at any time without notice, or without cause upon one month prior written notice to the executive. In the event of termination without cause, we have agreed to pay to the executive a cash severance payment equal to three months of the executive’s then current base salary. In the event of a material and substantial reduction in the executive’s existing authority and responsibilities, the executive may resign upon one-month prior written notice to us.

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

Corporate Governance

We appointed independent directors to the board of directors and create an audit committee, a compensation committee and a nominating committee in April 2011.

Our board of directors adopts an audit committee charter, providing for the following responsibilities of the audit committee:
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

Our board of directors adopts a compensation committee charter, providing for the following responsibilities of the compensation committee:
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

Our board of directors adopts a nominating committee charter, providing for the following responsibilities of the nominations committee:
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

In making nominations, the nominating committee will be required to submit candidates who have the highest personal and professional integrity, who have demonstrated exceptional ability and judgment and who shall be most effective, in conjunction with the other nominees to the board, in collectively serving the long-term interests of the shareholders. In evaluating nominees, the nominating committee will be required to take into consideration the following attributes, which are desirable for a member of the board: leadership; independence; interpersonal skills; financial acumen; business experiences; industry knowledge; and diversity of viewpoints.

D.	Employees

We had 58, 70, and 81 full-time employees as of December 31, 2008, 2009 and 2010, respectively. As of December 31, 2010, we utilized 299 people in its day-to-day operations, of which 81 persons are directly employed by the Company, 175 persons are hired by owners of the six leased vessels and 43 persons were supplied by a labor service company.

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

The crew for our six leased dredgers are hired by the dredger owners and the labor costs are included in the vessel lease contracts. As of December 31, 2010, a total of 175 crew members worked on the leased dredgers.  Welfare and benefit payments for the staff are paid by the lessors. The labor supply contracts for the leased dredgers coincide with the termination of the respective boat leases. We pay a fixed quarterly payment to each lessor, as shown in the table below.

Dredger	Quarterly Payment (US$)	Expiration Time
Hengshengjun #88	133,128	January 9, 2016
Xinggangjun #9*	133,128	May 31, 2016
Honglinjun #9	150,879	June 19, 2013
Honglinjun #18	137,566	June 18, 2013
Xiechang #18	142,003	June 24, 2013
Liya #10	137,566	June 14, 2013
TOTAL	834,270

 * We acquired Xinggangjun #9 in January 2011, and the payments pursuant to the crew leasing agreement were suspended at the acquisition date. We employ the crew of Xinggangjun #9.

We also outsource labor from one labor supply company to meet our changing requirements for personnel. As of December 31, 2010, 43 crew members were outsourced under three agreements (one for each of dredgers #66, #3 and #6), for which the total monthly payments were approximately US$34,000 during 2010. Welfare and benefit payments for such personnel are covered by the company supplying the laborers.

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

The disclosure set forth in Item 7A of this Report is incorporated herein by reference.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Except as specifically noted in the table, the following table sets forth information with respect to the beneficial ownership of our ordinary shares and our preferred shares as of the date of this Report by:

• each of our directors and named executive officers;
• our directors and executive officers as a group; and
• each person known to us to own beneficially more than 5% of our ordinary shares.

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

All share ownership figures include securities convertible or exchangeable into our ordinary shares within sixty (60) days of March 31, 2011 which are deemed outstanding and beneficially owned by such person for purposes of computing his or her percentage ownership, but not for purposes of computing the percentage ownership of any other person.  As of March 31, 2011, 52,677,323 ordinary shares were issued and outstanding.

	Shares Beneficially Owned
	Ordinary Shares		Preferred Shares
	Number	Percent of Class	Number	Percent of Class
Directors and Executive Officers:
Mr. Xinrong Zhuo (2)	33,852,703	64.3%
Mr. Kit Chan (3)	2,608,866	4.9%
Mr. Fangjie Gu	0	*
Mr. Bin Lin (4)	2,608,866	4.9%
Mr. Alfred Ho	0	*
Mr. Yeliang Zhou	0	*
Mr. Zengbiao Zhu	0	*
All directors and executive officers as a group (7 persons)	39,070,435	74.2%
Principal Shareholders:
SCGC Capital Holding Company Limited (5)			3,440,000	6.1%

* Less than 1% of total outstanding ordinary shares or preferred shares, as applicable.

(1) Each preferred share is automatically convertible into one share of our ordinary shares, which we call the Conversion Ratio, upon occurrence of both of the following: (a) the registration of the underlying ordinary shares is declared effective by the SEC or other applicable regulatory authority designed by the holders of a majority of the preferred shares pursuant to the terms of the registration rights agreement with such holders, or the underlying ordinary shares become freely tradable in the United States or pursuant to any available exemption; and (b) the commencement of the trading of our ordinary shares on a national U.S. stock exchange or such other recognized international exchange as the holders of a majority of preferred shares may approve. The Conversion Ratio is subject to proportional adjustment for share splits, divisions, share dividends, recapitalization and similar transactions. Holders of the preferred shares have no right to vote on any matters that requires shareholder approval; provided, however, we may not issue any shares that have a liquidation preference that is senior to that of the preferred shares without the consent of the holders of at least two-thirds of the preferred shares then issued and outstanding.

(2) Shares are held of record by Mars Harvest Co. Ltd, Building 26, Mingyang Tianxia, No. 1 Yuquan Road, Fuzhou, Fujian Province, PRC. Mr. Zhuo is the sole director of Mars Harvest and has the power to vote and dispose of all of our ordinary shares that it holds.

(3) Shares are held of record by Venus Seed Co., Ltd, Flat B, 27/F, Ko On Mansion, Taikoo Shing, Quarry Bay, Hong Kong. Mr. Chan is the sole director of Venus Seed and has the sole power to vote and dispose of all of our ordinary shares that it holds.

(4) Shares are held of record by Saturn Glory Co., Ltd., Room 1402, Building 8, D District, Rongqiao Jinjiang, No. 66, Jiangbin West Road, Fuzhou, Fujian Province, PRC. Mr. Lin is the sole director of Saturn Glory and has the sole power to vote and dispose of all of our ordinary shares that it holds.

(5) SCGC Capital Holding Company Limited acquired 3,440,000 preferred shares through the 2010 Private Placement. Pursuant to our Memorandum and Articles of Association, holders of preferred shares do not have the right to vote on any resolutions of shareholders.

B.	Related Party Transactions

In January 2008, we entered into an office lease with Ping Lin, a relative of Qing Lin, one of the shareholders of Wonder Dredging, which holds a 50% interest in Fujian Service. This agreement expired in December 2009 and was renewed and extended from January 1, 2010 to December 31, 2015. Annual lease payments to Ping Lin were approximately $9,000 in each of 2008 and 2009.

In May 2008, we entered into two three-year agreements with Fujian Lutong, a related party, to lease a dredger and crew. In April 2010, the dredger leasing agreement was extended through May 31, 2016. In May 2010, the crew leasing agreement was extended to May 31, 2016. Fujian Lutong, which owned 70% of Fujian Service from September 2009 to March 2010, is owned by Fangjie Gu, our Chief Operating Officer, and Xiuzhen Lin, the wife of Qing Lin. Lease payments on the dredger for the years ended December 31, 2009 and 2008 were approximately $1.0 million and $0.6 million, respectively. Lease payments for the crew for the years ended December 31, 2009 and 2008 were $0.5 million and $0.3 million, respectively. In January 2011, we acquired this dredger for a purchase price of $13.6 million, all of which has been paid, and payments pursuant to the dredging lease agreement and crew leasing agreement were suspended at the acquisition date.

In September 2008 and February 2010, we entered into loan agreements which aggregate approximately $9.0 million. These loans are secured by two of our dredgers, Xinggangjun #66 and Xinggangjun #3. One of these loans is guaranteed by Xinrong Zhuo, our Chairman and Chief Executive Officer, and the son of Panxing Zhuo, one of the shareholders of Wonder Dredging. The other loan is guaranteed by Xinrong Zhuo and Qing Lin, one of the shareholders of Wonder Dredging. There are no restrictive financial covenants associated with the loans, which are all non-recourse to us.

In March 2009, we pledged one of our dredgers, Xinggangjun #6, to secure an approximately $7.9 million credit facility granted to a related party, Fujian Province Pingtan County Ocean Fishery Holdings Limited. Principal and interest on the loan was due in full by September 1, 2010. The related company was indirectly under control of Fuzhou Honglong Ocean Fishery Co., Ltd., which is controlled by Ping Lin, a relative of Panxing Zhuo and Qing Lin, the collective owners of Wonder Dredging, a PRC company that holds a 50% interest in Fujian Service. The loan underlying the pledge was repaid in full and the pledge terminated in August 2010.

In May 2010, each of Wonder Dredging and Fujian WangGang entered into one-year office leases with Ping Lin. Pursuant to the lease agreements. Wonder Dredging is obligated to annual lease payments of approximately $5,769 and Fujian WangGang is obligated to annual lease payments of approximately $6,923.

In June 2010, Fujian WangGang entered into an equity investment agreement with Wonder Dredging pursuant to which it invested approximately $23.6 million in Fujian Service in exchange for a 50% equity interest in Fujian Service. In connection therewith, Fujian Service, Wonder Dredging, Fujian WangGang, Mr. Qing Lin and Mr. Panxing Zhuo have entered into a series of contractual arrangements that allow Fujian WangGang to, among other things, fully control Fujian Service’s business operations, policies and management, approve all matters requiring shareholder approval, and receive 100% of the annual net income earned by Fujian Service. These contractual arrangements include the Exclusive Option Agreement, Management Agreement, Equity Interest Pledge Agreement and irrevocable power of attorney described in detail under ‘‘History and Development of the Company — Variable Interest Entity Agreements.’’

C.	Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information.

See Item 17.

B.	Significant Changes

On February 18, 2011, we submitted an application for admission to The NASDAQ Capital Market, which is currently under review.

ITEM 9. THE OFFER AND LISTING

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Status of Outstanding Ordinary Shares.   As of December 31, 2010, we had a total of 225,000,000 ordinary shares authorized, no par value per share, of which 52,677,323 ordinary shares were issued, fully paid and outstanding.

Following our formation April 14, 2010 (inception) we issued 100 ordinary shares to three shareholders.  On May 26, 2010 we issued an additional 49,900 ordinary shares to the three founding shareholders and four new shareholders.  On October 25, 2010 we effected a share redesignation pursuant to which our then-outstanding ordinary shares were changed from $1.00 par value to no par value and increased to 52,177,323 shares which were allocated ratably among the then-existing shareholders, except to the extent that such shareholders would have been entitled to receive fractional shares.  No fractional shares were issued.  On October 29 we issued 500,000 ordinary shares to CAC pursuant to the Merger Agreement.

Description of Preferred Shares

We are authorized to issue 25,000,000 Class A Preferred Shares, no par value per share on the Preferred Shares. The Preferred Shares have no right to vote on any Resolution of Members.  As of December 31, 2010 there were 10,012,987 Preferred Shares issued, fully paid, and outstanding. No Preferred Shares were issued or outstanding prior to the 2010 Private Placement.

Upon (i) registration of the ordinary shares underlying the Preferred Shares for resale with the SEC, being declared effective by the SEC, on Registration or such ordinary shares being freely tradable in the US pursuant to any available exemption, and (ii) listing of the ordinary shares underlying the Preferred Shares on a U.S. national securities exchange (or on any other recognized international exchange approved by a majority of the holders of the Preferred Shares, the Preferred Shares shall automatically covert to ordinary shares, on the Automatic Conversion, at a ratio of one to one. Each Preferred Share is convertible by the holder into one ordinary share, subject to proportional adjustment for share splits, divisions, share dividends, recapitalizations and similar transactions, at any time prior to an Automatic Conversion.

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

In the event of a change in control of the Company, or if we file for bankruptcy, or are judged insolvent, initiate liquidation proceedings or other analogous proceedings, on a Fundamental Change, holders of the Preferred Shares may elect, at their sole option, to request the redemption of some or all of their Preferred Shares at any time prior to Automatic Conversion.  Subject to applicable law, the holders of the Preferred Shares may request the redemption of some or all of their Preferred Shares at any time after the second and prior to the third anniversary of the initial issuance of Preferred Shares if Automatic Conversion has not occurred.  The Preferred Shares may be redeemed in whole or in part by the Company at its sole option in the event that the Company undergoes a Fundamental Change, provided that the holders of the Preferred Shares are first notified of the Fundamental Change and have not less than seven days to convert their Preferred Shares to ordinary shares.

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

Indemnification of Officers and Directors

The laws of the BVI do not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, provided such person acted honestly and in good faith and except to the extent any such provision may be held by the BVI courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Memorandum and Articles do not relieve directors, officers or agents from personal liability arising from the management of the business of the company.  We may indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who (i) is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of the Company, or (ii) is or was, at the request of the Company, serving as a director of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise, provided, however, that such indemnification applies only to a person who has acted honestly and in good faith and in what he believed to be the best interests of the Company and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful. We are permitted to and intend to obtain director and officer insurance.

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

Number of Directors and Filling Vacancies on the Board of Directors .  BVI law requires that the board of directors of a company consist of one or more directors and that the number of directors shall be set by the company’s Articles of Association, with a minimum of one director. Our Articles of Association provide that the number of directors shall be not less than one and not more than seven, subject to any subsequent amendment to change the number of directors. The power to determine the number of directors is vested in the board of directors. The power to fill vacancies, whether occurring by reason of an increase in the number of directors or by resignation, is vested primarily in the shareholders. Directors may be removed by the shareholders only for cause or without cause on a vote of the members representing a majority of the shares entitled to vote.

Election of Directors.   Under BVI law, there is no cumulative voting by shareholders for the election of the directors. The absence of cumulative voting rights effectively means that the holders of a majority of the shares voted at a shareholders meeting may, if they so choose, elect all directors of the Company who are up for election, thus precluding a small group of shareholders from controlling the election of one or more representatives to the board of directors.

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

There are common law rights for the protection of shareholders that may be invoked that are largely dependent on English company law, since the common law of the BVI for BVI companies is limited. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle , a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to law and the constituent documents of the company. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s memorandum or articles of association, then the courts may grant relief. Generally, the areas in which the courts will intervene are the following: (i) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority, (ii) acts that constitute fraud on the minority where the wrongdoers control the company, (iii) acts that infringe on the personal rights of the shareholders, such as the right to vote, and (iv) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders.

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

All material contracts entered into other than during the ordinary course of our business and for the three years preceding the date hereof are described elsewhere in this Report or in the information incorporated by reference herein.

D.	Exchange Controls

Regulations on Foreign Currency Exchange

Under BVI law, there is no exchange control legislation and accordingly there are no exchange control regulations imposed under BVI law, including foreign exchange controls or restrictions, that affect the remittance of dividends, interest or other payments to BVI nonresident holders of our shares.

Foreign currency exchange in the PRC is governed by a series of regulations, one of the key regulations governing foreign currency exchange in China is the Foreign Exchange Administration Regulation, most recently amended on August 5, 2008. Under this regulation, Renminbi is freely convertible only to the extent of current account items, such as trade-related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, require the prior approval from SAFE or its local branch for conversion of Renminbi into a foreign currency, such as U.S. dollars. Payments for transactions that take place within the PRC must be made in Renminbi. Domestic companies or individuals can repatriate foreign currency payments received from abroad, or deposit these payments abroad subject to the requirement that such payments by repatriated within a certain period of time. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks. Foreign currencies received for current account items can be either retained or sold to financial institutions that have foreign exchange settlement or sales business without prior approval from SAFE, subject to certain regulations. Foreign exchange income under capital account can be retained or sold to financial institutions that have foreign exchange settlement and sales business, with prior approval from SAFE, unless otherwise provided.

On March 3, 2003, SAFE issued the Notice on the Relevant Issues concerning the Improvement of Foreign Exchange Administration of Direct Investments by Foreign Investors which provides that the capital contributions by foreign investors in a foreign-invested enterprise should be reviewed and approved by SAFE or its local counterpart.

On August 29, 2008, SAFE issued another circular, or Circular 142, which regulates the conversion by foreign-invested enterprises of foreign currency into Renminbi by restricting how the converted Renminbi may be used. Circular 142 requires that Renminbi converted from the foreign currency-dominated capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the relevant government authority and may not be used to make equity investments in PRC, unless specifically provided otherwise. SAFE further strengthened its oversight over the flow and use of Renminbi funds converted from the foreign currency-dominated capital of a foreign-invested enterprise. The use of such Renminbi may not be changed without approval from SAFE, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used. Any violation of Circular 142 may result in severe penalties, including substantial fines.

In addition, under the Regulations of Settlement, Sale and Payment of Foreign Exchange issued by the People’s Bank of China, foreign invested enterprises are required to comply with certain procedural requirements to settle foreign currencies, such as providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from SAFE or its local counterpart. Furthermore, the PRC entity cannot settle foreign currencies, including loans or direct investments, from offshore entity or natural persons without the prior approval by SAFE or its local counterpart.

We have historically received all of our revenues in Chinese Renminbi and we expect that to continue to be the case in the foreseeable future. Our inability to obtain the requisite approvals or any future restrictions on currency exchanges could limit our liability to utilize revenue generated in Chinese Renminbi to fund our business activities outside the PRC, or to repay foreign currency obligations. See ‘‘Risk Factors — Risk Relating to Doing Business in the PRC — Currency fluctuations and restrictions on currency exchange may adversely affect our business, including limiting our ability to convert Chinese Renminbi into foreign currencies and, if Renminbi were to decline in value, reducing our revenue in U.S dollar terms.’’ under Item 3D. “Risk Factors”.

Furthermore, any loans or direct investments by us in our PRC entities are subject to the applicable regulations on Foreign Currency Exchange. We may not be able to obtain the required registration on a timely basis. See ‘‘Risk Factors — PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.’’ under Item 3D. “Risk Factors”.

Regulation of Dividend Distributions

The principal regulation governing distribution of dividends paid by wholly foreign-owned enterprises is the Company Law of the PRC (2006), the Wholly-Foreign Owned Enterprise Law (1986), as amended, and the Wholly-Foreign Owned Enterprise Law Implementing Rules (1990), as amended. Under these regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign-invested enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50% of its registered capital. These reserves are not distributable as cash dividends except upon liquidation. The board of directors, in the case of a foreign-invested enterprise, or the shareholders at a meeting, in the case of WFOEs, has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation.

E.	Taxation

BVI Taxation

Under the law of the BVI as currently in effect, a holder of our ordinary shares who is not a resident of the BVI is not liable for BVI income tax on dividends paid with respect to the ordinary shares, and all holders of ordinary shares are not liable to the BVI for income tax on gains realized on the sale or disposal of such ordinary shares. The BVI does not impose a withholding tax on dividends paid by a company incorporated or re-registered under the BVI Act.

There are no capital gains, gift or inheritance taxes levied by the BVI on companies incorporated or re-registered under the BVI Act. In addition, ordinary shares of companies incorporated or re-registered under the BVI Act are not subject to transfer taxes, stamp duties or similar charges.

There is no income tax treaty or convention currently in effect between the United States and the BVI, although a Tax Information Exchange Agreement is in force.

PRC Taxation

 Resident Enterprise Treatment

In March 2007, the Fifth Session of the Tenth National People’s Congress passed the Enterprise Income Tax Law of the PRC, or the EIT Law, which became effective on January 1, 2008. Under the EIT Law, enterprises are classified as “resident enterprises” and “non-resident enterprises.” Pursuant to the EIT Law and its implementing rules, enterprises established outside the PRC whose “de facto management bodies” are located in the PRC are considered “resident enterprises” and subject to the uniform 25% enterprise income tax rate on their worldwide taxable income. In addition, dividends from a PRC subsidiary to its foreign parent company would be subject to a withholding tax at the rate of 10%, unless such foreign parent company’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax, or the tax is otherwise exempted or reduced pursuant to the PRC tax laws. According to the implementing rules of the EIT Law, “de facto management body” refers to a managing body that in practice exercises overall management control over the production and business, personnel, accounting and assets of an enterprise.

In April 2009, the State Administration of Taxation, or SAT, issued the Notice on the Issues Regarding Recognition of Overseas Incorporated Enterprises that are Domestically Controlled as PRC Resident Enterprises Based on the De Facto Management Body Criteria, or Circular 82, which was retroactively effective as of January 2008. Circular 82 provides that an overseas incorporated enterprise that is controlled by a PRC company or a PRC company group will be recognized as a “tax-resident enterprise” if it satisfies all of the following conditions: (i) the senior management responsible for daily production/business operations are primarily located in the PRC, and the location(s) where such senior management execute their responsibilities are primarily in the PRC; (ii) strategic financial and personnel decisions are made or approved by organizations or personnel located in the PRC; (iii) major properties, accounting ledgers, company seals and minutes of board meetings and stockholder meetings are maintained in the PRC; and (iv) 50% or more of the board members with voting rights or senior management habitually reside in the PRC. Our PRC counsel, Dacheng Law Offices LLP (Fuzhou), is of the view that the criteria set forth in Circular 82 do not apply to us directly because our BVI holding company was incorporated and has been controlled by Mr. Xinrong Zhuo, an individual, and therefore is not a “foreign enterprise controlled by a PRC company or a PRC company group.”

Given the short history of the EIT Law and lack of applicable legal precedent, it remains unclear how the PRC tax authorities will determine the resident enterprise status of a company organized under the laws of a foreign, or non-PRC, jurisdiction and controlled by individuals. If the PRC tax authorities determine that we are a “resident enterprise” under the EIT Law, a number of tax consequences should follow. First, we should be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, our shareholders who are not Chinese residents will be subject to 10% witholding tax upon dividends payable by us. Third, the EIT Law provides that dividend income between resident enterprises is exempted from enterprise income tax. As a result, if we are treated as a “resident enterprise,” all dividends paid from Fujian WangGang to us (through China Dredging (HK)) should be exempted from the PRC enterprise income tax. See “Risk Factors — Risks Relating to Doing Business in the PRC — The dividends we receive from our Chinese subsidiaries and our global income may be subject to Chinese tax under the Enterprise Income Tax Law, or the EIT Law, which would have a material adverse effect on our results of operations; our foreign shareholders will be subject to a Chinese withholding tax upon the dividends payable by us and subject to the income tax on the gains on the sale of our shares, if we are classified as a Chinese “resident enterprise.”

As of the date of this report, there has not been a definitive determination as to the “resident enterprise” or “non-resident enterprise” status of us. However, because it is not anticipated that we would receive dividends or generate other income in the near future, we are not expected to have any income that would be subject to the 25% enterprise income tax on worldwide taxable income in the near future. We will make any necessary tax payment if we (based on future clarifying guidance issued by the PRC) or the PRC tax authorities determine that we are a resident enterprise under the EIT Law, and if we were to have income in the future.

Dividends From Fujian WangGang

If China Dredging HK is not treated as a resident enterprise under the EIT Law, then dividends that China Dredging HK receives from Fujian WangGang may be subject to PRC withholding tax. The EIT Law and the implementing rules of the EIT Law provide that (A) an income tax rate of 25% normally will be applicable to “non-resident enterprises” that (i) have an establishment or place of business inside the PRC, and (ii) have income in connection with their establishment or place of business that is sourced from the PRC or is earned outside the PRC but has an actual connection with their establishment or place of business inside the PRC, and (B) a PRC withholding tax at a rate of 10% will normally be applicable to dividends payable to non-resident enterprises that (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC.

As described above, the PRC tax authorities may determine the resident enterprise status of entities organized under the laws of foreign jurisdictions on a case-by-case basis. China Dredging HK is a holding company and substantially all of its income may be derived from dividends. Thus, if China Dredging HK is considered a “non-resident enterprise” under the EIT Law and the dividends paid to China Dredging HK are considered income sourced within the PRC, such dividends received may be subject to PRC withholding tax as described in the foregoing paragraph.

The State Council of the PRC or a tax treaty between China and the jurisdiction in which the non-resident enterprise resides may reduce such income or withholding tax, with respect to such non-resident enterprise. Pursuant to the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion With Respect to Taxes on Income, or the PRC-Hong Kong Tax Treaty, and relevant circulars issued by the SAT, if the Hong Kong resident enterprise that is not deemed to be a conduit by the PRC tax authorities owns more than 25% of the equity interests in a PRC resident enterprise, the 10% PRC withholding tax on the dividends the Hong Kong resident enterprise receives from the PRC resident enterprise is reduced to 5%.

China Dredging is a BVI holding company, has a subsidiary in Hong Kong, China Dredging HK, which in turns owns a 100% equity interest in Fujian WangGang, a 50% indirect ownership of Fujian Service, and variable interest entity arrangements with Wonder Dredging, which are PRC companies. As a result, if China Dredging HK were treated as a “non-resident enterprise” under the EIT Law, then dividends that it receives from Fujian WangGang and Fujian Service (assuming such dividends were considered sourced within the PRC) (i) may be subject to a 5% PRC withholding tax, if the PRC-Hong Kong Tax Treaty were applicable, or (ii) if such treaty does not apply (i.e., because the PRC tax authorities may deem China Dredging HK to be a conduit not entitled to treaty benefits), may be subject to a 10% PRC withholding tax. Similarly, if we were treated as a “non-resident enterprise” under the EIT Law, and China Dredging HK were treated as a “resident enterprise” under the EIT Law, then dividends that we receive from China Dredging HK (assuming such dividends were considered sourced within the PRC) may be subject to a 10% PRC withholding tax. Any such taxes on dividends could materially reduce the amount of dividends, if any, we could pay to our shareholders.

As of the date of this report, there has not been a definitive determination as to the “resident enterprise” or “non-resident enterprise” status of us or China Dredging HK. As indicated above, however, none of Fujian WangGang, Fujian Service and China Dredging HK are expected to pay any dividends in the near future. Fujian WangGang, Fujian Service and China Dredging HK will make any necessary tax withholding if, in the future, they were to pay any dividends and, based on future clarifying guidance issued by the PRC determine that China Dredging HK is or we are a non-resident enterprise under the EIT Law.

Dividends that Non-PRC Resident Investors Receive From Us; Gain on the Sale or Transfer of Our Ordinary Shares

If we are determined to be a resident enterprise under the EIT Law and dividends payable to (or gains realized by) our investors that are not tax residents of the PRC, or non-resident investors, are treated as income derived from sources within the PRC, then the dividends that the non-resident investors receive from us and any such gain derived by such investors on the sale or transfer of our ordinary shares may be subject to income tax under the PRC tax laws. As indicated below, under the PRC tax laws, we would not have an obligation to withhold PRC income tax in respect of gains that non-resident investors may realize from the sale or transfer of our ordinary shares (regardless of whether such gains would be regarded as income from sources within the PRC), but we would have an obligation to withhold PRC income tax at the applicable rate described below (subject to reduction by applicable tax treaties) on dividends that non-resident investors receive from us if such dividends are regarded as income derived from sources within the PRC.

Under the EIT Law and its implementing rules, PRC withholding tax at the rate of 10% is applicable to dividends payable to non-resident investors that are enterprises (but not individuals) and that (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC but the relevant income is not effectively connected with the establishment or place of business, to the extent that such dividends are deemed to be sourced within the PRC. Similarly, any gain realized on the transfer of our ordinary shares by such investors also is subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC.

Under the PRC Individual Income Tax Law and its implementing rules, a potential 20% PRC withholding tax may be applicable to dividends payable to non-resident investors who are individuals and who (i) are not domiciled in the PRC and do not reside in the PRC or (ii) are not domiciled in the PRC and have resided in the PRC for less than one year, to the extent that such dividends are deemed to be sourced within the PRC. Similarly, any gain realized on the transfer of our ordinary shares by such investors may be subject to a 20% PRC income tax if such gain is regarded as income derived from sources within the PRC.

The dividends paid by us to non-resident investors in respect to our ordinary shares, or the gain non-resident investors may realize from the sale or transfer of our ordinary shares, may be treated as PRC-sourced income and, as a result, may be subject to PRC income tax. In such event, we may be required to withhold the applicable PRC income tax on any dividends paid to non-resident investors. In addition, non-resident investors in our ordinary shares may be responsible for paying the applicable PRC income tax on any gain realized from the sale or transfer of our ordinary shares if such non-resident investors and the gain satisfy the requirements under the PRC tax laws. However, under the PRC tax laws, we would not have an obligation to withhold PRC income tax in respect of the gains that non-resident investors (including U.S. investors) may realize from the sale or transfer of our ordinary shares.

If we were to pay any dividends in the future, and if we (based on future clarifying guidance issued by the PRC), or the PRC tax authorities, determine that we must withhold PRC tax on any dividends payable by us under the PRC tax laws, we will make any necessary tax withholding on dividends payable to our non-resident investors. If non-resident investors as described under the PRC tax laws (including U.S. investors) realize any gain from the sale or transfer of our ordinary shares, and if such gain were considered as PRC-sourced income, such non-resident investors would be responsible for paying the applicable PRC income tax on the gain from the sale or transfer of our ordinary shares. As indicated above, under the PRC tax laws, we would not have an obligation to withhold PRC income tax in respect of the gains that non-resident investors (including U.S. investors) may realize from the sale or transfer of our ordinary shares.

Penalties for Failure to Pay Applicable PRC Income Tax

A non-resident investor in us may be responsible for paying PRC income tax on any gain realized from the sale or transfer of our ordinary shares, if such non-resident investor and the gain satisfy the requirements under the PRC tax laws, as described above. In addition, the penalties for failure to pay applicable PRC income taxes will not be affected by the Agreement between the Government of the United States of America and the Government of the PRC for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income.

According to the EIT Law and its implementing rules, the PRC Tax Administration Law, or Tax Administration Law, and its implementing rules, the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-Resident Enterprises, or Administration Measures, and other applicable PRC laws or regulations, collectively, the Tax Related Laws, where any gain derived by a non-resident investor from the sale or transfer of our ordinary shares, is subject to any income tax in the PRC, and such non-resident investor fails to file any tax return or pay tax in this regard pursuant to the Tax Related Laws, such investor may be subject to certain fines, penalties or punishments, including without limitation: (1) if the non-resident investor fails to file a tax return and present the relevant information in connection with tax payments, the competent PRC tax authorities may order it to do so within the prescribed time limit and may impose a fine up to RMB 2,000, and in egregious cases, may impose a fine ranging from RMB 2,000 to RMB 10,000; (2) if the non-resident investor fails to pay all or part of the amount of tax payable, the non-resident investor may be required to pay the unpaid tax amount payable, a surcharge on overdue tax payments (the daily surcharge is 0.05% of the overdue amount, beginning from the day the deferral begins) and a fine ranging from 50% to 500% of the unpaid amount of the tax payable; (3) if the non-resident investor fails to file a tax return and to pay the tax within the prescribed time limit according to the order by the PRC tax authorities, the PRC tax authorities may collect and check information about the income receivable by the non-resident investor in the PRC from other payers, or Other Payers, who will pay amounts to such non-resident investor, and send a “Notice of Tax Issues” to the Other Payers to collect and recover the tax payable and overdue fines imposed on such non-resident investor from the amounts otherwise payable to such non-resident investor by the Other Payers;

(4) if the non-resident investor fails to pay the tax payable within the prescribed time limit as ordered by the PRC tax authorities, a fine may be imposed on the non-resident investor ranging from 50% to 500% of the unpaid tax payable, and the PRC tax authorities may, upon approval by the director of the tax bureau (or sub-bureau) of, or higher than, the county level, take the following compulsory measures: (i) notify in writing the non-resident investor’s bank or other financial institution to withhold from the account thereof for payment of the amount of tax payable, and (ii) detain, seal off, or sell by auction or on the market the non-resident investor’s commodities, goods or other property in a value equivalent to the amount of tax payable; or (5) if the non-resident investor fails to pay all or part of the amount of tax payable or the surcharge for the overdue tax payment, and cannot provide a guarantee to the PRC tax authorities, the tax authorities may notify the frontier authorities to prevent the non-resident investor or its legal representative from leaving the PRC.

United States Federal Income Taxation

General

The following are the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares covered by this report. The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our ordinary shares:

(a) who is, for U.S. federal income tax purposes, one of the following:

•	an individual citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia; or

•	an estate or trust whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

(b) who holds the shares as capital assets for U.S. federal income tax purposes; and

(c) who owns, directly, indirectly or by attribution, less than 10% of the total combined voting power of our voting share.

This discussion does not address all of the tax considerations that may apply to holders that are subject to special tax rules, such as U.S. expatriates, insurance companies, tax-exempt organizations, certain financial institutions, persons subject to the alternative minimum tax, dealers and certain traders in securities, persons holding shares as part of a straddle, hedging, conversion or other integrated transaction, persons who acquired their shares pursuant to the exercise of employee stock options or otherwise as compensation, partnerships or other entities classified as partnerships for U.S. federal income tax purposes or persons whose functional currency is not the U.S. dollar. Such holders may be subject to U.S. federal income tax consequences different from those set forth below.

If a partnership holds shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership that holds shares is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of the shares.

This discussion is based on the Code, its legislative history, regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

The U.S. Treasury Department has expressed concerns that parties to whom shares are pre-released may be taking actions that are inconsistent with the claiming, by U.S. Holders of our shares, of foreign tax credits for U.S. federal income tax purposes. Such actions also would be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders, as described below. Accordingly, the availability of foreign tax credits or the reduced tax rate for dividends received by certain non-corporate U.S. Holders could be affected by actions that may be taken by parties to whom shares are pre-released, or by future actions of the U.S. Treasury Department.

If a beneficial owner of our ordinary shares is not described as a U.S. Holder, such owner will be considered a “Non-U.S. Holder.” The material U.S. federal income tax consequences applicable specifically to Non-U.S. Holders are described below under the heading “Non-U.S. Holders.”

We have not sought, and do not intend to seek, a ruling from the Internal Revenue Service, or the IRS, or an opinion of counsel as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court. Moreover, future legislation, regulations, administrative rulings or court decisions may adversely affect the accuracy of the statements in this discussion.

U.S. Holders

Taxation of Dividends

Subject to the PFIC rules discussed below, distributions received by a U.S. Holder on our ordinary shares, other than certain pro rata distributions of shares to all shareholders, will constitute foreign source dividend income to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Because we do not intend to maintain calculations of our earnings and profits under U.S. federal income tax principles it is expected that distributions generally will be reported to U.S. Holders as dividends. Corporate U.S. Holders will not be entitled to claim the dividends-received deduction with respect to dividends paid by on our ordinary shares. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury Department, dividends received by certain non-corporate U.S. Holders in taxable years beginning before January 1, 2013, will be taxable at a maximum rate of 15%, provided that (a) as currently anticipated, our ordinary shares become listed and readily tradable on Nasdaq or other established securities market in the United States or, in the event we are deemed to be a PRC “resident enterprise” under the EIT Law, we are eligible for the benefits of the Agreement between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the U.S.-PRC Tax Treaty, and (b) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year. Under published IRS authority, shares are considered for purposes of clause (a) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include the Nasdaq.

Certain pro rata distributions of shares to all shareholders are not generally subject to tax.

If PRC income taxes are withheld from dividends on ordinary shares, such taxes will be creditable against a U.S. Holder’s U.S. federal income tax liability, subject to applicable restrictions and limitations that may vary depending upon the U.S. Holder’s circumstances and the discussion above regarding concerns expressed by the U.S. Treasury Department. Instead of claiming a credit, a U.S. Holder may elect to deduct foreign taxes (including the PRC taxes) in computing its taxable income, subject to generally applicable limitations. An election to deduct foreign taxes (instead of claiming foreign tax credits) applies to all taxes paid or accrued in the taxable year to foreign countries and possessions o the United States. The limitations on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules governing foreign tax credits are complex. Therefore, U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits in their particular circumstances.

Taxation on the Sale or Other Disposition of Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. Holder will generally recognize U.S. source capital gain or loss on the sale or other disposition of shares, which will be long-term capital gain or loss if the U.S. Holder has held such shares for more than one year. The amount of the U.S. Holder’s gain or loss will be equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the ordinary shares.

The regular U.S. federal income tax rate on capital gains recognized by U.S. Holders generally is the same as the regular U.S. federal income tax rate on ordinary income, except that long term capital gains recognized by non-corporate U.S. Holders generally are subject to U.S. federal income tax at a maximum regular rate of 15% for taxable years beginning before January 1, 2013. The deductibility of capital losses is subject to various limitations. Any such gain or loss generally will be U.S. source income or loss for U.S. foreign tax credit limitation purposes.

If a PRC income tax applies to any gain from the disposition of our ordinary shares by a U.S. Holder, such tax should be treated as a foreign tax eligible for a deduction from such holder’s U.S. federal taxable income or a foreign tax credit against such holder’s U.S. federal income tax liability (subject to applicable conditions and limitations). In addition, if such PRC tax applies to any gain, such U.S. Holder may be entitled to treat such gain as PRC source for foreign tax credit purposes under the U.S.-PRC Tax Treaty if such holder is considered a resident of the United States for purposes of the U.S.-PRC Tax Treaty. If such gain is not treated as PRC source gain, however, a U.S. Holder will not be able to obtain a United States foreign tax credit for any PRC tax withheld or imposed unless such U.S. Holder has other foreign source income in the appropriate category for the applicable tax year. U.S. Holders should consult their own tax advisors regarding the deduction or credit for any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

Passive Foreign Investment Company Rules

A foreign (i.e., non-U.S.) corporation will be a PFIC if either (a) at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income, or (b) at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

Based on the composition of our assets and income and (and the assets and income of our subsidiaries) and our current plans of operation, we do not expect to be treated as a PFIC for the current taxable year or in the near future. Our expectation is based on our direct ownership of 50% of the equity interests of Fujian Service and, through the VIE Agreements with Wonder Dredging and the shareholders of Wonder Dredging, our total control and 100% beneficial ownership of the 50% of Fujian Service that we do not directly own. For U.S. federal income tax purposes, we treat Fujisan Service as wholly-owned by us. Fujian Service operates an active dredging contracting services business in the PRC. Accordingly, we believe that we primarily operate an active dredging contracting services business in the PRC. Our expectation is also based on assumptions as to our projections for the use of cash that we will hold and generate in the ordinary course of our business throughout the current taxable year. Despite our expectation, there can be no assurance that we will not be a PFIC for the current taxable year and/or later taxable years, as PFIC status is retested each year and depends on the actual facts in such year. We could be a PFIC, for example, if our business and assets evolve in ways that are different from what we currently anticipate, or if we are required to restructure our VIE Agreements with Wonder Dredging and the shareholders of Wonder Dredging in a manner that causes us to be classified as a PFIC. In addition, though we believe that a majority of our assets (by value) and the income derived from such assets do not constitute passive assets and income under the PFIC rules, there is no assurance that the United States Internal Revenue Service will agree with us. As they are inherently factual matters, our U.S. counsel expresses no opinion with respect to our expectations contained in this paragraph.

If we are treated as a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our ordinary shares, gain recognized by a U.S. Holder on a sale or other disposition of a share would be allocated ratably over the U.S. Holder’s holding period for the share. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the resulting tax liability. The same treatment would apply to any distribution in respect of shares to the extent it exceeds 125% of the average of the annual distributions on shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter. In addition, if we were treated as a PFIC in a taxable year in which we pays a dividend or in the prior taxable year, the favorable dividend rate discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares and any of our non-United States subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be subject to the rules described above on certain distributions by a lower-tier PFIC and a disposition of shares of a lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

Under the Code, if it were available, a qualified electing fund election, or a “QEF election,” could also ameliorate certain of the tax consequences referred to above. Pursuant to a QEF election with respect to ordinary shares and any subsidiary of the company that is treated as PFIC, an electing U.S. Holder would report for U.S. federal income tax purposes the U.S. Holder’s pro rata share of each PFIC’s ordinary earnings and net capital gain, if any, for each taxable year for which it is a PFIC that ends with or within his or her taxable year, regardless of whether or not the U.S. Holder’s received any distributions on their ordinary shares. However, because we do not expect to make available the information necessary for U.S. Holders to report income and gain in a manner consistent with the requirements for the QEF election, U.S. Holders will not be able to make a valid QEF election with respect to us or our subsidiaries.

Under newly enacted legislation, unless otherwise provided by the U.S. Treasury, each U.S. Holder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. Prior to such legislation, a U.S. Holder of a PFIC was required to file U.S. Internal Revenue Service Form 8621 only for each taxable year in which such shareholder received distributions from the PFIC, recognized gain on a disposition of the PFIC stock, or made a “reportable election.” If we are or become a PFIC, U.S. Holders are urged to consult their tax advisors regarding any reporting requirements that may apply to them.

The rules dealing with PFICs are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our ordinary shares should consult their own tax advisors concerning the application of the PFIC rules to our ordinary shares under their particular circumstances.

Additional Taxes After 2012

For taxable years beginning after December 31, 2012, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, cash dividends on, and capital gains from the sale or other taxable disposition of, our ordinary shares, subject to certain limitations and exceptions. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our ordinary shares.

Non-U.S. Holders

Dividends paid to a Non-U.S. Holder in respect to our ordinary shares generally will not be subject to U.S. federal income tax unless such dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (or, if an income tax treaty is applicable, are attributable to a permanent establishment or fixed base that such holder maintains in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other taxable disposition of our ordinary shares unless such gain is effectively connected with its conduct of a trade or business in the United States (or, if an income tax treaty is applicable, is attributable to a permanent establishment or fixed base that such holder maintains in the United States), or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other taxable disposition and certain other conditions are met (in which case, such gain from United States sources generally is subject to U.S. federal income tax at a 30% rate or a lower applicable tax treaty rate).

Dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (or if an income tax treaty is applicable, are attributable to a permanent establishment or fixed base in the United States) generally will be subject to U.S. federal income tax (but not the Medicare contribution tax) at the same regular U.S. federal income tax rates as applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes should apply to distributions made on our ordinary shares within the United States to a U.S. Holder (other than an exempt recipient) and to the proceeds from sales and other dispositions of our ordinary shares by a U.S. Holder (other than an exempt recipient) to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances.

In addition, backup withholding of U.S. federal income tax, at a rate of 28% for taxable years beginning before January 1, 2011 (but currently scheduled to increase to 31% for taxable years beginning on or after January 1, 2011), generally will apply to dividends paid on our ordinary shares to a U.S. Holder (other than an exempt recipient) and the proceeds from sales and other dispositions of our ordinary shares by a U.S. Holder (other than an exempt recipient), in each case who:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that backup withholding is required; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders generally are not subject to information reporting or backup withholding with respect to dividends paid on shares, or the proceeds from the sale, exchange or other disposition of shares or warrants, unless the payments are made by or through a a U.S. person or a U.S. office of a non-U.S. person (as defined in Regulation S under the Securities Act). If the payments are made by or through a U.S. person or a U.S. office of a non-U.S. person (as defined in Regulation S under the Securities Act), information reporting and backup withholding will apply, unless each such Non-U.S. Holder certifies as to its foreign status on the applicable duly executed IRS Form W-8 or otherwise establishes an exemption.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedures for obtaining an exemption from backup withholding in their particular circumstances

F.	Dividends and Paying Agents

The Company has never paid any dividends.  Except for payment of dividends on Preferred Shares (as described elsewhere in this Report),  we do not plan on paying dividends on our ordinary shares and plan to retain earnings, if any, for use in the development of our business.  Payment of future dividends on ordinary shares, if any, will be at the discretion of our board of directors after taking into account various factors, including current financial condition, operating results, capital requirements, BVI and PRC laws, and other factors that our board of directors deems relevant. The terms of our Preferred Shares also limit our ability to pay dividends.

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

Since July 2005, the Renminbi is no longer pegged to the U.S. dollar. Although currently the Renminbi exchange rate versus the U.S. dollar is restricted to a rise or fall of no more than 0.3% per day and the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future, the PRC authorities may lift restrictions on fluctuations in the Renminbi exchange rate and lessen intervention in the foreign exchange market.  As of December 31, 2010, the exchange rate of RMB to $1 was RMB6.6000.

We conduct substantially all of our operations through our PRC operating companies, and their financial performance and position are measured in terms of Renminbi. Our solutions are primarily procured, sold and delivered in the PRC for Renminbi. The majority of our net revenue is denominated in Renminbi. Any devaluation of the Renminbi against the U.S. dollar would consequently have an adverse effect on our financial performance and asset values when measured in terms of U.S. dollars. On the other hand, the appreciation of the Renminbi could make our customers’ products more expensive to purchase because many of our customers are involved in the export of goods, which may have an adverse impact on their sales. A decrease in sales by our customers could have an adverse effect on our operating results. In addition, as of Demcember 31, 2010 and December 31, 2009, we have cash denominated in U.S. dollars amounting to approximately $88.5 million and approximately $23.3 million. Also, from time to time we may have U.S. dollar denominated borrowings. Accordingly, a decoupling of the Renminbi many affect our financial performance in the future.

We recognized a foreign currency translation adjustment of approximately $0.9 million in 2010 and approximately $0.003 loss in 2009. We do not currently engage in hedging activities and as such, we may in the future experience economic loss as a result of any foreign currency exchange rate fluctuations.

Interest Rate Risk

There is no bank borrowing as of December 31, 2010.

Inflation

Inflation in the PRC has not materially impacted our results of operations since inception, although an unanticipated increase in inflation could adversely affect our costs and margins

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See Item 10A: “Description of Preferred Shares”.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

(a)
Financial Statements of the Company
The audited financial statements of the Company as of December 31, 2010 and 2009, and for the year-ended December 31, 2010, 2009 and for the period from January 8, 2008 (inception) to December 31, 2008 are contained on pages F-1 through F-39.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1 (1)	Amended and Restated Memorandum of Association of China Dredging Group Co., Ltd.
1.2 (1)	Articles of Association of China Dredging Group Co., Ltd.
4.1 (1)	Employment Agreement of Xinrong Zhuo.
4.2 (1)	Employment Agreement of Bin Lin.
4.3 (1)	Employment Agreement of Fangjie Gu.
4.4 (1)
Agreement and Plan of Merger by and among Chardan Acquisition Corp., Shareholders of Chardan Acquisition Corp., China Dredging Group Co., Ltd. and Shareholders Of China Dredging Group Co., Ltd. dated October 27, 2010.

4.5 (1)	Securities Purchase Agreement by and among China Dredging Group Co., Ltd. and the Purchasers Listed on Exhibit A thereto, dated October 29, 2010.
4.6 (1)	Registration Rights Agreement dated October 29, 2010.
4.7 (1)	Securities Escrow Agreement dated October 29, 2010.
4.8 (1)	Contracted Management Agreement by and among Fujian WangGang Dredging Construction Co., Ltd., Wonder Dredging LLC and Fujian Xing Gang Port Service Ltd., dated June 30, 2010.
4.9 (1)	Equity Interest Pledge Agreement by and among Qing Lin, Panxing Zhuo, Fujian WangGang Dredging Construction Co., Ltd. and Wonder Dredging LLC, dated June 30, 2010.
4.10 (1)
Contract Relating to the Exclusive Purchase Right of Equity Interest by and among Fujian WangGang Dredging Construction Co., Ltd., Wonder Dredging LLC and  Fujian Xing Gang Port Service Ltd., dated June 30, 2010.

4.11 (1)	Power of Attorney by and among Qing Lin, Panxing Zhuo and Fujian WangGang Dredging Construction Co., Ltd., dated June 30, 2010.
4.12 (1)	Power of Attorney by and between Wonder Dredging LLC and Fujian WangGang Dredging Construction Co., Ltd., dated June 30, 2010.
4.13 (1)
Engineering Boat Purchase and Sale Contract for Xinggangjun #3 by and between Yiyang Zhonghai Boats and Ships Limited Liability Company and Fujian Xing Gang Shipping Service Co., Ltd., January 13, 2008

4.14 (1)
"Hongtaihai" Engineering Boat Purchase and Sale Contract for Xinggangjun #66 by and between Taizhou Hongtaihai Port Engineering Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., March 23, 2008.

4.15 (1)
Engineering Boat Purchase and Sale Contract for Xinggangjun #6 by and between Yiyang Zhonghai Boats and Ships Limited Liability Company and Fujian Xing Gang Shipping Service Co., Ltd., dated January 18, 2008.

4.16 (1)	Engineering Boat Purchase and Sale Contract by and between Yiyang Zhonghai Boats and Ships Limited Liability Company and Fujian Xing Gang Shipping Service Co., Ltd., dated May 20, 2009.
4.17 (1)	Crewmen Dispatch Contract for Xinggangjun #3 by and between Fujian Haiyi International Shipping Service Agency Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., April 21, 2008.
4.18 (1)	Crewmen Dispatch Contract for Xinggangjun #66 by and between Fujian Haiyi International Shipping Service Agency Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., February 21, 2008.
4.19 (1)	Crewmen Dispatch Contract for Xinggangjun #6 by and between Fujian Haiyi International Shipping Service Agency Co., Ltd. and Fujian Xinggang Shipping Service Co., Ltd., dated April 21, 2008.
4.20 (1)	Ship Lease Contract for Hengshengjun #88 by and between Lianyungang Hengrong Shipping Service Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., dated January 8, 2008.
4.21 (1)	Crewmen Assignment Agreement for for Hengshengjun #88 by and between Lianyungang Hengrong Shipping Service Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., dated January 8, 2008.
4.22 (1)	Ship Lease Supplemental Agreement for Hengshengjun #88 by and between Lianyungang Hengrong Shipping Service Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., dated April 13, 2010.
4.23 (1)	Crewmen Assignment Supplemental Agreement for Hengshengjun #88 by and between Lianyungang Hengrong Shipping Service Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., dated May 21, 2010.
4.24 (1)	Ship Lease Contract for Xinggangjun #9 by and between Fujian Lutong Highway Engineering Construction Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., dated May 20, 2008.
4.25 (1)	Crewmen Assignment Agreement for Xinggangjun #9 by and between between Fujian Lutong Highway Engineering Construction Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., dated May 20, 2008.
4.26 (1)
Ship Lease Supplemental Agreement Contract for Xinggangjun #9 by and between Fujian Lutong Highway Engineering Construction Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., dated April 11, 2010.

4.27 (1)
Crewmen Assignment Supplemental Agreement for Xinggangjun #9 by and between Fujian Lutong Highway Engineering Construction Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., dated May 21, 2010.

4.28 (1)	Ship Lease Contract for Liya #10 by and between Beihai Shunda Liya Shipping Service Co., Ltd. and Fujian Xing Gang Port Service Co., Ltd., dated June 14, 2010.
4.29 (1)	Crewmen Assignment Agreement for Liya #10 by and between Beihai Shunda Liya Shipping Service Co., Ltd. and Fujian Xing Gang Port Service Co., Ltd., dated June 14, 2010.
4.30 (1)	Ship Leasing Contract for Honglinjun #9 by and between Zhejiang Honglin Ship Engineering Co., Ltd. and Fujian Xing Gang Port Service Co., Ltd., dated June 19, 2010.
4.31 (1)	Crewmen Assignment Agreement for Honglinjun #9 by and between Zhejiang Honglin Ship Engineering Co., Ltd. and Fujian Xing Gang Port Service Co., Ltd., dated June 19, 2010.
4.32 (1)	Ship Lease Contract for Honglinjun #18 by and between Zhejiang Honglin Ship Engineering Co., Ltd. and Fujian Xing Gang Port Service Co., Ltd., dated June 18, 2010.
4.33 (1)	Crewmen Assignment Agreement for Honglinjun #18 by and between Zhejiang Honglin Ship Engineering Co., Ltd. and Fujian Xing Gang Port Service Co., Ltd., dated June 18, 2010.
4.34 (1)
Ship Lease Contract for Xiechang #18 by and between Zhonghai Engineering Construction General Bureau Dalian Engineering Construction Bureau and Fujian Xing Gang Port Service Co., Ltd., dated June 24, 2010.

4.35 (1)
Crewmen Assignment Agreement for Xiechang #18 by and between Zhonghai Engineering Construction General Bureau Dalian Engineering Construction Bureau and Fujian Xing Gang Port Service Co., Ltd., dated June 24, 2010.

4.36 (1)	Office Lease Agreement by and between LIN Ping and Fujian Xing Gang Shipping Service Co., Ltd., dated January 1, 2008.
4.37 (1)	Office Lease Agreement by and between LIN Ping and Fujian Xing Gang Port Service Co., Ltd., dated January 1, 2010.
4.38 (1)	Office Lease Supplemental Agreement by and between LIN Ping and Fujian Xing Gang Port Service Co., Ltd., dated March 30, 2010.
4.39 (2)	Employment Agreement by and between GU Fangjie and Fujian Xing Gang Port Service Co., Ltd. dated January 24, 2011.

4.40 (2)	Supplemental Employment Agreement by and between GU Fangjie and China Dredging Group Co., Ltd., undated.
4.41 (3)	Contracted Management Agreement by and among Fujian WangGang Dredging Construction Co., Ltd., Wonder Dredging Engineering LLC., and Fujian Xing Gang Port Service Limited dated July 5, 2010.
4.42 (3)	Equity Interest Pledge Agreement by and among LIN Qin, ZHUO Panxing, Wonder Dredging Engineering LLC., and Fujian WangGang Dredging Construction Co. dated July 5, 2010.
4.43 (3)
Contract Relating to the Exclusive Purchase Right of the Equity Interest by and among Fujian WangGang Dredging Construction Co., Ltd., Wonder Dredging Engineering LLC., and Fujian Xing Gang Port Service Limited dated July 5, 2010.

8.1 (1)	List of Subsidiaries

(1)  Previously filed as an Exhibit to Form 20-F filed on November 2, 2010 (File # 000-53465).
(2)  Previously filed as an Exhibit to Amendment No. 1 to Form F-1 filed on February 15, 2011 (File # 333-171484).
(3)  Previously filed as an Exhibit to Amendment No. 2 to Form F-1 filed on March 29, 2011 (File # 333-171484).

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

CHINA DREDGING GROUP CO., LTD.

By:	/s/ Xinrong Zhuo

Name: Xinrong Zhuo
Title: Chief Executive Officer
Date: April 26, 2011

EXHIBIT INDEX

Exhibit No.	Description
1.1 (1)	Amended and Restated Memorandum of Association of China Dredging Group Co., Ltd.
1.2 (1)	Articles of Association of China Dredging Group Co., Ltd.
4.1 (1)	Employment Agreement of Xinrong Zhuo.
4.2 (1)	Employment Agreement of Bin Lin.
4.3 (1)	Employment Agreement of Fangjie Gu.
4.4 (1)
Agreement and Plan of Merger by and among Chardan Acquisition Corp., Shareholders of Chardan Acquisition Corp., China Dredging Group Co., Ltd. and Shareholders Of China Dredging Group Co., Ltd. dated October 27, 2010.

4.5 (1)	Securities Purchase Agreement by and among China Dredging Group Co., Ltd. and the Purchasers Listed on Exhibit A thereto, dated October 29, 2010.
4.6 (1)	Registration Rights Agreement dated October 29, 2010.
4.7 (1)	Securities Escrow Agreement dated October 29, 2010.
4.8 (1)	Contracted Management Agreement by and among Fujian WangGang Dredging Construction Co., Ltd., Wonder Dredging LLC and Fujian Xing Gang Port Service Ltd., dated June 30, 2010.
4.9 (1)	Equity Interest Pledge Agreement by and among Qing Lin, Panxing Zhuo, Fujian WangGang Dredging Construction Co., Ltd. and Wonder Dredging LLC, dated June 30, 2010.
4.10 (1)
Contract Relating to the Exclusive Purchase Right of Equity Interest by and among Fujian WangGang Dredging Construction Co., Ltd., Wonder Dredging LLC and  Fujian Xing Gang Port Service Ltd., dated June 30, 2010.

4.11 (1)	Power of Attorney by and among Qing Lin, Panxing Zhuo and Fujian WangGang Dredging Construction Co., Ltd., dated June 30, 2010.
4.12 (1)	Power of Attorney by and between Wonder Dredging LLC and Fujian WangGang Dredging Construction Co., Ltd., dated June 30, 2010.
4.13 (1)
Engineering Boat Purchase and Sale Contract for Xinggangjun #3 by and between Yiyang Zhonghai Boats and Ships Limited Liability Company and Fujian Xing Gang Shipping Service Co., Ltd., January 13, 2008

4.14 (1)
"Hongtaihai" Engineering Boat Purchase and Sale Contract for Xinggangjun #66 by and between Taizhou Hongtaihai Port Engineering Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., March 23, 2008.

4.15 (1)
Engineering Boat Purchase and Sale Contract for Xinggangjun #6 by and between Yiyang Zhonghai Boats and Ships Limited Liability Company and Fujian Xing Gang Shipping Service Co., Ltd., dated January 18, 2008.

4.16 (1)	Engineering Boat Purchase and Sale Contract by and between Yiyang Zhonghai Boats and Ships Limited Liability Company and Fujian Xing Gang Shipping Service Co., Ltd., dated May 20, 2009.
4.17 (1)	Crewmen Dispatch Contract for Xinggangjun #3 by and between Fujian Haiyi International Shipping Service Agency Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., April 21, 2008.
4.18 (1)	Crewmen Dispatch Contract for Xinggangjun #66 by and between Fujian Haiyi International Shipping Service Agency Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., February 21, 2008.
4.19 (1)	Crewmen Dispatch Contract for Xinggangjun #6 by and between Fujian Haiyi International Shipping Service Agency Co., Ltd. and Fujian Xinggang Shipping Service Co., Ltd., dated April 21, 2008.
4.20 (1)	Ship Lease Contract for Hengshengjun #88 by and between Lianyungang Hengrong Shipping Service Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., dated January 8, 2008.
4.21 (1)	Crewmen Assignment Agreement for for Hengshengjun #88 by and between Lianyungang Hengrong Shipping Service Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., dated January 8, 2008.
4.22 (1)	Ship Lease Supplemental Agreement for Hengshengjun #88 by and between Lianyungang Hengrong Shipping Service Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., dated April 13, 2010.
4.23 (1)	Crewmen Assignment Supplemental Agreement for Hengshengjun #88 by and between Lianyungang Hengrong Shipping Service Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., dated May 21, 2010.
4.24 (1)	Ship Lease Contract for Xinggangjun #9 by and between Fujian Lutong Highway Engineering Construction Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., dated May 20, 2008.
4.25 (1)	Crewmen Assignment Agreement for Xinggangjun #9 by and between between Fujian Lutong Highway Engineering Construction Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., dated May 20, 2008.
4.26 (1)
Ship Lease Supplemental Agreement Contract for Xinggangjun #9 by and between Fujian Lutong Highway Engineering Construction Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., dated April 11, 2010.

4.27 (1)
Crewmen Assignment Supplemental Agreement for Xinggangjun #9 by and between Fujian Lutong Highway Engineering Construction Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., dated May 21, 2010.

4.28 (1)	Ship Lease Contract for Liya #10 by and between Beihai Shunda Liya Shipping Service Co., Ltd. and Fujian Xing Gang Port Service Co., Ltd., dated June 14, 2010.
4.29 (1)	Crewmen Assignment Agreement for Liya #10 by and between Beihai Shunda Liya Shipping Service Co., Ltd. and Fujian Xing Gang Port Service Co., Ltd., dated June 14, 2010.
4.30 (1)	Ship Leasing Contract for Honglinjun #9 by and between Zhejiang Honglin Ship Engineering Co., Ltd. and Fujian Xing Gang Port Service Co., Ltd., dated June 19, 2010.
4.31 (1)	Crewmen Assignment Agreement for Honglinjun #9 by and between Zhejiang Honglin Ship Engineering Co., Ltd. and Fujian Xing Gang Port Service Co., Ltd., dated June 19, 2010.
4.32 (1)	Ship Lease Contract for Honglinjun #18 by and between Zhejiang Honglin Ship Engineering Co., Ltd. and Fujian Xing Gang Port Service Co., Ltd., dated June 18, 2010.
4.33 (1)	Crewmen Assignment Agreement for Honglinjun #18 by and between Zhejiang Honglin Ship Engineering Co., Ltd. and Fujian Xing Gang Port Service Co., Ltd., dated June 18, 2010.
4.34 (1)
Ship Lease Contract for Xiechang #18 by and between Zhonghai Engineering Construction General Bureau Dalian Engineering Construction Bureau and Fujian Xing Gang Port Service Co., Ltd., dated June 24, 2010.

4.35 (1)
Crewmen Assignment Agreement for Xiechang #18 by and between Zhonghai Engineering Construction General Bureau Dalian Engineering Construction Bureau and Fujian Xing Gang Port Service Co., Ltd., dated June 24, 2010.

4.36 (1)	Office Lease Agreement by and between LIN Ping and Fujian Xing Gang Shipping Service Co., Ltd., dated January 1, 2008.
4.37 (1)	Office Lease Agreement by and between LIN Ping and Fujian Xing Gang Port Service Co., Ltd., dated January 1, 2010.
4.38 (1)	Office Lease Supplemental Agreement by and between LIN Ping and Fujian Xing Gang Port Service Co., Ltd., dated March 30, 2010.
4.39 (2)	Employment Agreement by and between GU Fangjie and Fujian Xing Gang Port Service Co., Ltd. dated January 24, 2011.

4.40 (2)	Supplemental Employment Agreement by and between GU Fangjie and China Dredging Group Co., Ltd., undated.
4.41 (3)	Contracted Management Agreement by and among Fujian WangGang Dredging Construction Co., Ltd., Wonder Dredging Engineering LLC., and Fujian Xing Gang Port Service Limited dated July 5, 2010.
4.42 (3)	Equity Interest Pledge Agreement by and among LIN Qin, ZHUO Panxing, Wonder Dredging Engineering LLC., and Fujian WangGang Dredging Construction Co. dated July 5, 2010.
4.43 (3)
Contract Relating to the Exclusive Purchase Right of the Equity Interest by and among Fujian WangGang Dredging Construction Co., Ltd., Wonder Dredging Engineering LLC., and Fujian Xing Gang Port Service Limited dated July 5, 2010.

8.1 (1)	List of Subsidiaries

(1)  Previously filed as an Exhibit to Form 20-F filed on November 2, 2010 (File # 000-53465).
(2)  Previously filed as an Exhibit to Amendment No. 1 to Form F-1 filed on February 15, 2011 (File # 333-171484).
(3)  Previously filed as an Exhibit to Amendment No. 2 to Form F-1 filed on March 29, 2011 (File # 333-171484).

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES

Index to Financial Statements

Page

Consolidated Financial Statements of China Dredging Group Co., Ltd and Subsidiaries (Audited)
Report of Independent Registered Accounting Firm	F-1
Consolidated Balance Sheets at December 31, 2010 and December 31,2009	F-2
Consolidated Statement of Income for the Period from January 8, 2008 (Date of Inception) to December 31, 2010	F-3
Consolidated Statement of Changes in Stockholders’ Equity and Comprehensive Income for the Period from January 8, 2008 (Date of Inception) to December 31, 2010	F-4
Consolidated Statement of Cash Flows for the Period from January 8, 2008 (Date of Inception) to December 31, 2010	F-5
Notes to the Consolidated Financial Statements	F-6 - F-39

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES

We have audited the accompanying consolidated balance sheets of China Dredging Group Co., Ltd. and its subsidiaries (collectively the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in stockholders’ equity and comprehensive income and cash flows for each of the two years ended December 31, 2010 and for the period from January 8, 2008 (Inception) to December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of China Dredging Group Co., Ltd. and Subsidiaries as of December 31, 2010 and 2009, the consolidated results of its operations and its consolidated cash flows for each of the two years ended December 31, 2010 and for the period from January 8, 2008 (Inception) to December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

UHY VOCATION HK CPA LIMITED

Hong Kong, the People’s Republic of China,
April 26, 2011

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(IN US DOLLARS)

	December 31,
	2010	2009
Assets
Current assets
Cash	$88,532,472	$23,343,469
Accounts receivable, net	12,841,108	-
Cost and estimated earnings in excess of billings on contracts in progress	834,909	2,211,411
Inventories	202,213	429,226
Other receivables	1,246	312
Total current assets	102,411,948	25,984,418

Other assets
Prepaid dredger deposits	14,764,074	2,197,158
Security deposits	21,454,545	8,422,440
Property, plant and equipment, net	40,604,784	43,511,237
Total other assets	76,823,403	54,130,835

Total assets	$179,235,351	$80,115,253

Liabilities and stockholders' equity
Current liabilities
Term loans	$-	$7,030,906
Accounts payable	4,487,373	-
Income tax payable	4,833,193	2,042,047
Accrued liabilities and other payables	2,589,510	209,680
Total current liabilities	11,910,076	9,282,633

Non-current liabilities
Term loan, net of current portion	-	3,295,738
Total non-current liabilities	-	3,295,738
Total liabilities	11,910,076	12,578,371

Stockholders' equity
Preferred stock, no par value; 25,000,000 shares authorized; 10,012,987 shares issued and outstanding (liquidation preference $50,064,935) as of December 31, 2010 and 0 shares issued and outstanding as of December 31, 2009	18,591,783	-
Common stock, 225,000,000 shares authorized with no par value; 52,677,323 shares issued and outstanding as of December 31, 2010 and 52,177,323 issued and outstanding as of December 31, 2009	-	-
Statutory reserves	14,964,028	4,888,018
Additional paid-in capital	97,837,402	29,002,371
Retained earnings	31,029,153	43,946,972
Accumulated other comprehensive income	4,902,909	682,256
Subscription receivable	-	(10,982,735)
Total stockholders' equity	167,325,275	67,536,882

Total liabilities and stockholders' equity	$179,235,351	$80,115,253

See accompanying notes to the consolidated financial statements.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(IN US DOLLARS)

	For the Years Ended December 31,		For the period from January 8, 2008 (Inception) to December 31,
	2010	2009	2008

Contract revenue	$131,405,665	$80,333,891	$54,480,271

Cost of contract revenue, includes depreciation of $5,037,318, $4,951,518 and $3,686,503 for the years ended December 31, 2010, 2009 and for the period from January 8, 2008 (Inception) to December 31, 2008, respectively	(58,723,528)	(38,715,490)	(25,424,227)

Gross profit	72,682,137	41,618,401	29,056,044

General and administrative expenses	(7,159,793)	(2,531,132)	(2,152,575)

Income from operations	65,522,344	39,087,269	26,903,469

Other income (expense):
Interest income	123,536	29,833	43,172
Interest expenses	(843,995)	(755,853)	(179,504)
Sundry income	89	-	-
Total other income (expense)	(720,370)	(726,020)	(136,332)

Income before income taxes	64,801,974	38,361,249	26,767,137

Income tax expense	(16,556,396)	(9,596,651)	(6,696,745)

Net income	$48,245,578	$28,764,598	$20,070,392

Earnings per common share
- Basic	$0.92	$0.55	$0.38

- Diluted	$0.91	$0.55	$0.38

Weighted average number of common shares outstanding
- Basic	52,264,994	52,177,323	52,177,323

- Diluted	53,174,397	52,177,323	52,177,323

See accompanying notes to the consolidated financial statements.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMEBR 31, 2010, 2009 AND
FOR THE PERIOD FROM JANUARY 8, 2008 (INCEPTION) TO DECEMBER 31, 2008
(IN US DOLLARS)

	Common Stock, with no Par Value		Preferred Stock, with no Par Value						Accumulated other	Total	Total
	Number of		Number of		Statutory	Additional	Retained	Subscription	comprehensive	stockholders'	comprehensive
	Shares	Amount	Shares	Amount	reserves	paid-in capital	earnings	receivable	income	equity	income

Balance as of January 8, 2008	-	$-	-	$-	$-	$-	$-	$-	$-	$-	$-

Capital contributed by owners	-	-	-	-	-	8,501,266	-	-	-	8,501,266	-

Recapitalization	52,177,323	-	-	-	-	-	-	-	-	-	-

Net income	-	-	-	-	-	-	20,070,392	-	-	20,070,392	20,070,392

Transfer to statutory reserves	-	-	-	-	2,009,023	-	(2,009,023)	-	-	-	-

Foreign currency translation gain	-	-	-	-	-	-	-	-	685,244	685,244	685,244
Balance as of December 31, 2008	52,177,323	$-	-	$-	$2,009,023	$8,501,266	$18,061,369	$-	$685,244	$29,256,902	$20,755,636

Capital contributed by owners	-	-	-	-	-	20,501,105	-	-	-	20,501,105	-

Subscription receivable	-	-	-	-	-	-	-	(10,982,735)	-	(10,982,735)	-

Net income	-	-	-	-	-	-	28,764,598	-	-	28,764,598	28,764,598

Transfer to statutory reserves	-	-	-	-	2,878,995	-	(2,878,995)	-	-	-	-

Foreign currency translation gain	-	-	-	-	-	-	-	-	(2,988)	(2,988)	(2,988)

Balance as of December 31, 2009	52,177,323	$-	-	$-	$4,888,018	$29,002,371	$43,946,972	$(10,982,735)	$682,256	$67,536,882	$28,761,610

Shares issued:
October 27 , 2010 (reverse merger)	500,000	-	-	-	-	-	-	-	-	-	-

October - December, 2010 preferred shares and contingent rights to escrow shares of Mr. Zhuo (private placement), allocated between the preferred shares and escrow shares	-	-	10,012,987	18,591,783	-	27,851,503	-	-	-	46,443,286	-

Contribution of dividends from Wonder Dredging's shareholders generated by Fujian Service through March 31, 2010. Applied first as payment of subscription receivable, netted of the registered capital of Fujian Service of $29,002,371	-	-	-	-	-	22,085,016	-	-	-	22,085,016	-

Contribution of shareholders' loans and net assets into statutory reserves and equity upon acquisition of interest in Wonder Dredging	-	-	-	-	-	18,019,636	-	-	-	18,019,636	-

Capital contributed in Wonder Dredging	-	-	-	-	-	878,876	-	-	-	878,876	-

Subscription receivable	-	-	-	-	-	-	-	10,982,735	-	10,982,735	-

Net income	-	-	-	-	-	-	48,245,578	-	-	48,245,578	48,245,578

Transfer to statutory reserves	-	-	-	-	10,076,010	-	(10,076,010)	-	-	-	-

Dividend - contributed back in a non-cash transaction (see above)	-	-	-	-	-	-	(51,087,387)	-	-	(51,087,387)	-

Foreign currency translation gain	-	-	-	-	-	-	-	-	4,220,653	4,220,653	4,220,653
Balances as of December 31, 2010	52,677,323	$-	10,012,987	$18,591,783	$14,964,028	$97,837,402	$31,029,153	$-	$4,902,909	$167,325,275	$52,466,231

See accompanying notes to the consolidated financial statements.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
(IN US DOLLARS)

	For the Years Ended December 31,		For the period from January 8, 2008 (Inception) to December 31,
	2010	2009	2008

Cash flows from operating activities:
Net income	$48,245,578	$28,764,598	$20,070,392
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	5,038,074	4,952,236	3,686,744

Changes in operating assets and liabilities:
Accounts receivable, net	(12,536,435)	-	-
Cost and estimated earnings in excess of billings on contracts in progress	1,418,098	(2,210,343)	-
Other receivables	(905)	(311)	-
Inventories	236,039	(429,018)	-
Accounts payable	4,380,904	-	-
Income tax payable	2,656,355	(179,402)	2,186,909
Accrued liabilities and other payables	2,320,868	55,179	152,067

Net cash provided by operating activities	51,758,576	30,952,939	26,096,112

Cash flows from investing activities:
Deposit paid for dredgers	(12,194,972)	(2,196,096)	-
Changes in security deposits	(12,440,092)	-	(33,768,198)
Purchase of property, plant and equipment	(329,951)	-	(8,291,156)

Net cash used in investing activities	(24,965,015)	(2,196,096)	(42,059,354)

Cash flows from financing activities:
Repayment of term loans	(21,818,236)	(1,830,080)	-
Proceeds from term loans	11,389,859	3,367,348	8,651,641
Payment of dredger payable	-	(17,838,704)	-
Proceeds from share issue	46,443,286	-	-
Capital contributions from capital issue to Wonder Dredging/Fujian Service	878,876	9,516,419	8,651,641

Net cash provided by/(used in) financing activities	36,893,785	(6,785,017)	17,303,282

Net increase in cash	63,687,346	21,971,826	1,340,040

Effect of exchange rate changes on cash	1,501,657	9,501	22,102

Cash at beginning of year/period	23,343,469	1,362,142	-

Cash at end of year/period	$88,532,472	$23,343,469	$1,362,142

Supplemental disclosures of cash flow information

Cash paid:
Interest paid	$843,995	$755,853	$179,504
Income tax paid	$13,900,042	$9,596,651	$6,696,745
Supplemental disclosures of non-cash transactions:
Purchases of property, plant and equipment
with issuance of debt	$-	$-	$17,569,133

See accompanying notes to the consolidated financial statements

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

1.	DESCRIPTION OF BUSINESS AND ORGANIZATION

On April 14, 2010, China Dredging Group Co., Ltd (“the Company”) was incorporated in the British Virgin Islands (“BVI”) as a limited liability company by the three shareholders, Mars Harvest Co., Ltd. (“Mars”), Venus Seed Co., Ltd. (“Venus”) and Saturn Glory Co., Ltd. (“Saturn”)(together, the “Shareholders”), by subscribing to 104,355 ordinary shares (after giving effect of the recapitalization as described below). The proportionate ownership percentage of the Company was 90%, 5% and 5% held by Mars, Venus and Saturn, respectively. The principal activity of the Company is to hold its interests in its subsidiaries. The Company, together with its wholly owned subsidiaries and variable interest entities (“VIEs”), of which one of the Company’s subsidiaries is the primary beneficiary, (collectively referred as the “Group”) is engaged in performing dredging services, specifically capital dredging, maintenance dredging and reclamation dredging throughout mainland China. The Group provides its services directly to its customers in the People’s Republic of China (“PRC”).

On May 26, 2010, the Company was recapitalized by increasing its number of authorized shares, changing its par value and by issuing 52,072,968 shares of common stock (after giving effect of the recapitalization as described below) to the three founding shareholders, Mars, Venus and Saturn, and four new shareholders (collectively “New Shareholders”), Regent Fill Investment Group Limited (“Regent Fill”), Poying Holdings Limited (“Poying”), Jianliang Yu and Nan Ding. At the time of recapitalization, the Company had not commenced operations and had no assets.

Pursuant to a unanimous resolution of the Company’s board of directors, the Company’s Memorandum and Articles of Association (“M&A”) was amended as of October 25, 2010 to increase its maximum number of authorised shares from 50,000 ordinary shares of one class with a par value of $1.00 each to a maximum 250,000,000 shares of no par value divided into two classes of shares: (i) 225,000,000 ordinary shares and 25,000,000 class A preferred shares. The Company's recapitalization was consummated on October 25, 2010, however, retroactively applied to reflect the recapitalized shares.  On October 27, 2010, the Company entered into a merger with Chardan Acquisition Corp. (‘‘CAC’’), a BVI company (the ‘‘Merger’’). The Company was the surviving entity in the Merger. Pursuant to the Merger Agreement, the shareholders of CAC received 500,000 of the Company’s ordinary shares. Following the recapitalization and reverse merger, the number and percentage of issued shares was distributed among shareholders as follows:
	No. of
Name	ordinary shares	%

Mars Harvest Co., Ltd.	33,852,703	64.26%
Venus Seed Co., Ltd.	2,608,866	4.95%
Saturn Glory Co., Ltd.	2,608,866	4.95%
Country Vitality Enterprises Limited	2,600,000	4.94%
Windham Investments Limited	2,580,000	4.90%
Partner One Holdings Limited	2,550,000	4.84%
NewMargin Growth Fund, L.P.	1,600,000	3.04%
Cadman Investments Ltd.	1,593,555	3.03%
Linkstate Global Investment Limited	600,000	1.14%
Newmargin Partners Ltd.	400,000	0.76%
Regent Fill Investment Group Limited	325,000	0.62%
Poying Holdings Limited	325,000	0.62%
Nan Ding	270,833	0.51%
Jianliang Yu	162,500	0.31%
Gala Fortune Limited	135,000	0.25%
Steven A. Urbach	128,515	0.24%
Fresh Reward Development Limited	100,000	0.19%
Delaware Charter FBO Kerry Propper IRA	91,755	0.17%
Chardan Capital Markets, LLC	74,620	0.14%
Kerry Propper	36,760	0.07%

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

1.	DESCRIPTION OF BUSINESS AND ORGANIZATION (…/Cont’d)

	No. of
Name	ordinary shares	%

George B. Kaufman	15,000	0.03%
WHI, Inc. Retirement Savings Plan	15,000	0.03%
Todd A. Gold	3,350	0.01%
	52,677,323	100%

All references in the accompanying financial statements to the number of ordinary shares issued and earnings per share have been retroactively restated to reflect the recapitalization.

During October through December, 2010, the Company completed multiple closings of a private placement of 10,012,987 shares of its Class A preferred shares (no par value) for gross proceeds of $50.06 million. Under the terms of the Securities Purchase Agreement, up to a total of 15,000,000 Class A Preferred shares may be sold by the Company (the ‘‘Offering’’). Net proceeds to the Company of the Offering, after deducting offering expenses of $3.61 million were $46.45 million. For these proceeds, the investors also received the right to up to 15,000,000 additional shares from our principal shareholder if the Company fails to meet certain net income thresholds. Each preferred share is automatically convertible into one share of our ordinary shares, which we call the Conversion Ratio, upon occurrence of both of the following: (a) the registration of the underlying ordinary shares is declared effective by the SEC or other applicable regulatory authority designed by the holders of a majority of the preferred shares pursuant to the terms of the registration rights agreement with such holders, or the underlying ordinary shares become freely tradable in the United States or pursuant to any available exemption; and (b) the commencement of the trading of our ordinary shares on a national U.S. stock exchange or such other recognized international exchange as the holders of a majority of preferred shares may approve. The Conversion Rate is subject to proportional adjustment for share splits, divisions, share dividends, recapitalization and similar transactions. Holders of the preferred shares have no right to vote on any matters that requires shareholder approval; provided, however, we may not issue any shares that have a liquidation preference that is senior to that of the preferred shares without their consent. If an Automatic Conversion does not occur by the second anniversary of the closing of the October 2010 Private Placement, holders of the Preferred Shares shall have the right to receive a payment equal to 20% of $5.00 per Preferred Share. If such payment is due and remains unpaid at the time of an Automatic Conversion, the holders may choose to receive this payment in ordinary shares, in lieu of cash, at a purchase price of $5.00 per share.

The Company’s holdings are comprised of China Dredging (HK) Company Limited (“China Dredging HK”), a wholly owned subsidiary of the Company (formed on April 26, 2010), Fujian WangGang Dredging Construction Co., Ltd (“Fujian WangGang”) (formed on June 12, 2010), a wholly foreign-owned enterprise of China Dredging HK, and a 50% controlling interest on Fujian Xing Gang Port Service Co., Ltd (“Fujian Service”), an operating company incorporated and operating in PRC. Fujian WangGang acquired a 50% direct ownership interest in Fujian Service on June 29, 2010 whereas the remaining 50% interest in Fujian Service is owned by Wonder Dredging Engineering Limited Liability Company (“Wonder Dredging”). Wonder Dredging was formed on May 10, 2010 by the same owners of Fujian Service. Through various agreements (collectively the “VIE Agreements”), Fujian WangGang has obtained irrevocable management control over both Wonder Dredging and Fujian Service. Through these agreements Fujian WangGang 1) receives substantially all of the economic benefits of Fujian Service’s ongoing operations, 2) has the right to purchase the other 50% interest in Fujian Service from Wonder Dredging for  consideration which is equivalent to the net asset value of the latest quarterly report of Fujian Service with the consideration then contributed back to Fujian Service and 3) has the right to receive all other assets of Wonder Dredging with consideration which is equivalent to the net asset value of the latest quarterly report of Fujian Service.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

1.	DESCRIPTION OF BUSINESS AND ORGANIZATION (…/Cont’d)

The VIE Agreements include:

1)
Management Agreement - Fujian WangGang has the exclusive right to manage, operate and control the business operations of Fujian Service, including, but not limited to, establishing and implementing policies for management, using all of the assets of Fujian Service, appointing Fujian Service’s directors and senior management, directing Fujian Service to enter into loan agreement, making administrative decisions regarding employee wages or hiring and firing employees and other actions customarily associated with Fujian Service’s senior management. As consideration for its business management services, Fujian WangGang has agreed to pay to Fujian Service an annual fee of approximately $149,000, and Fujian Service will pay to Fujian WangGang 100% of the net profits of Fujian Service. The Management Agreement terminates upon the earlier of (i) Fujian WangGang’s exercise in full of the option to purchase the equity interests of Fujian Service, pursuant to the Exclusive Option Agreement, (ii) Fujian WangGang or its designees otherwise own all of the equity interests in Fujian Service or (iii) June 30, 2030, subject to the right of Fujian WangGang to renew the term of the Management Agreement for additional consecutive 20-year periods.

2)
Exclusive Option Agreement - Fujian WangGang has the exclusive right to purchase up to all of the equity interest in Fujian Service that is held by Wonder Dredging, to the extent allowed under the current PRC law. Accordingly, if and when the current limitations on direct ownership of Fujian Service by Fujian WangGang are eased or ceased, Fujian WangGang may exercise its option to purchase and directly own the equity interests of Fujian Service. The purchase price for the equity interest in Fujian Service held by Wonder Dredging shall be equivalent to the net asset value reflected in Fujian Service’s then current quarterly report prepared according to U.S. GAAP. The term of the Exclusive Option Agreement is 20 years, which term continuously renews unless the option is exercised in full or the agreement is otherwise terminated by the parties. The agreement also provides that upon consummation of the exercise of the option, Wonder Dredging will contribute, without additional consideration, any funds actually received by it from Fujian WangGang for the transfer of its equity interest in Fujian Service to Fujian WangGang. The agreement further provides that, as of the date of the agreement, Fujian WangGang is entitled to all the future payments by Fujian Service to Wonder Dredging, together with all the profits of Fujian Service.

3)
Equity Interest Pledge Agreement - To ensure that Fujian Service and its shareholders perform their obligations under the Exclusive Option Agreement, the Management Agreement, and a letter of undertaking whereby Wonder Dredging waived its right to receive a dividend of approximately $51.1 million declared by Fujian Service in May 2010, the owners of 100% of the equity interests in Fujian Service, pledged their entire interest in Wonder Dredging to Fujian WangGang. The Equity Interest Pledge Agreement terminates upon the earlier of (i) the purchase of the entire equity interest in Fujian Service by Fujian WangGang or (ii) June 30, 2030, subject to the right of Fujian WangGang to renew the term of the Equity Interest Pledge Agreement for additional consecutive 20 year periods.

4)
Powers of Attorney - Wonder Dredging executed irrevocable power of attorney granting to Fujian WangGang or its designees the power to vote, pledge or dispose of all equity interests in Fujian Service that Wonder Dredging holds. Additionally, the powers of attorney allow Fujian WangGang or its designees to sign and carry out the intentions of the Management Agreement, the Equity Pledge Agreement and the Exclusive Option Agreement. At the same time, the owners of the equity interests in Wonder Dredging executed powers of attorney granting to Fujiang WangGang or its designees the power to vote, pledge, or dispose of all equity interests in Wonder Dredging, and to appoint directors and senior management of Wonder Dredging.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

1.	DESCRIPTION OF BUSINESS AND ORGANIZATION (…/Cont’d)

Below is the organization chart in existence as of December 31, 2010:

In management’s judgment Fujian Service was and is a VIE and Fujian WangGang was and is its primary beneficiary. This judgment is based on the following:

Fujian Service is a VIE

1)
There is no “equity investment at risk” as defined in ASC 810-10-15-14a.1 because no equity holders participate in profits as holders of the legal and accounting equity.  Fujian WangGang, in its capacity as holder of the Management Agreement has the right to a fee equal to 100% of profits.  With no equity investment at risk it cannot be said that the equity investment at risk is sufficient to finance the activities of Fujian Service. Consequently, Fujian Service is defined as a VIE under ASC 810-10-15-14a.

2)
Even if management’s judgment concerning the lack of equity investment at risk were to be determined inappropriate and the legal equity interests did represent equity investment at risk, the equity investors as a group do not have the power to direct the activities of  Fujian Service that most significantly affect its economic performance. All such control rights rest with Fujian WangGang in its capacity as holder of the Management Agreement.  Consequently, Fujian Service would be defined as a VIE under ASC 810-10-15-14b.1.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

1.	DESCRIPTION OF BUSINESS AND ORGANIZATION (…/Cont’d)

Fujian Service is a VIE (…/Cont’d)

3)
Additionally, even if management’s judgment concerning the lack of equity investment at risk were to be determined inappropriate and the legal equity interests did represent equity investment at risk, the equity investors as a group do not have the right to receive the expected residual returns of Fujian Service.  Fujian WangGang in its capacity as holder of the Management Agreement has the right to a fee equal to 100% of profits leaving no residual returns of Fujian Service for the equity investors. Consequently, Fujian Service would be defined as a VIE under ASC 810-10-15-14b.3.

Fujian WangGang is the primary beneficiary of Fujian Service

Fujian WangGang has the controlling financial interest, as defined in ASC 810-10-25-38, in Fujian Service because it 1) has the power to direct the activities of Fujian Service that most significantly impact Fujian Service’s economic performance and 2) the obligation to absorb losses of Fujian Service that could potentially be significant to Fujian Service or the right to receive benefits from Fujian Service that could potentially be significant to the Fujian Service. Management’s judgment is based on the following:

1)	Power to direct the activities of Fujian Service:

a)
Fujian WangGang has the power to direct the activities of Fujian Service that most significantly impact Fujian Service’s economic performance because the Management Agreement gives Fujian WangGang all power to control the activities of Fujian Service.

b)
Even if management’s judgment that the Management Agreement gives Fujian WangGang that power were determined to be incorrect, Fujian WangGang would still have that power through i) its 50% legal voting interest and ii) its sole right under the Powers of Attorney, to use the voting power of Wonder Dredging’s 50% voting interest.

2)	Obligation to absorb losses of Fujian Service or the right to receive benefits from Fujian Service. Each of the following would by itself suffice to meet this criterion:

a)	Fujian WangGang has a direct 50% ownership interest in Fujian Service which has an obligation to absorb losses.

b)	Fujian WangGang, in its capacity as holder of the Management Agreement has the right to 100% of the profits of Fujian Service.

c)
Fujian WangGang through the Exclusive Option Agreement is the beneficial owner of Wonder Dredging’s 50% ownership interest in Fujian Service, which is an additional source of both the obligation to absorb losses and the right to receive benefits that could potentially be significant to Fujian Service.

Also, in management’s judgment Wonder Dredging was and is a VIE and Fujian WangGang was and is its primary beneficiary. This judgment was based on the following:

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

1.	DESCRIPTION OF BUSINESS AND ORGANIZATION (…/Cont’d)

Wonder Dredging is a VIE

1)
There is no “equity investment at risk” as defined in ASC 810-10-15-14a.1 because no equity holders participate in profits or losses as holders of the legal equity interests.  Wonder Dredging’s only material asset is its 50% ownership interest in Fujian Service. Fujian WangGang, in its capacity as holder of the Exclusive Option Agreement receives all benefits and absorbs all losses of that asset, and therefore of Wonder Dredging.  With no equity investment at risk it cannot be said that the equity investment at risk is sufficient to finance the activities of Wonder Dredging. Consequently, Wonder Dredging is defined as a VIE under ASC 810-10-15-14a.

2)
Even if management’s judgment concerning the lack of equity investment at risk were to be determined inappropriate and the legal equity interests did represent equity investment at risk, the equity investors as a group do not have the power to direct the activities of Wonder Dredging that most significantly affect its economic performance.  All such control rights rest with Fujian WangGang, under the Powers of Attorney. Consequently, Wonder Dredging would be defined as a VIE under ASC 810-10-15-14b.1.

3)
Additionally, even if management’s judgment concerning the lack of equity investment at risk were to be determined inappropriate and the legal equity interests did represent equity investment at risk, the equity investors as a group do not have the right to receive the expected residual returns of Fujian Service.  Fujian WangGang in its capacity as holder of the Exclusive Option Agreement has the right to all profits and gains on the Wonder Dredging’s only material asset, the ownership interest in Fujian Service, leaving no residual returns of Wonder Dredging for the equity investors. Consequently, Wonder Dredging would be defined as a VIE under ASC 810-10-15-14b.3.

Fujian WangGang is the primary beneficiary of Wonder Dredging

Fujian WangGang has the controlling financial interest, as defined in ASC 810-10-25-38, in Wonder Dredging because it 1) has the power to direct the activities of Wonder Dredging that most significantly impact Wonder Dredging’s economic performance and 2) the obligation to absorb losses of Wonder Dredging that could potentially be significant to Wonder Dredging or the right to receive benefits from Wonder Dredging that could potentially be significant to the Wonder Dredging. Management’s judgment is based on the following:

1)	Power to direct the activities of Wonder Dredging:

a)
Fujian WangGang has the power to direct the activities of Wonder Dredging that most significantly impact Wonder Dredging’s economic performance because the Powers of Attorney give Fujian WangGang all power to control the activities of Wonder Dredging.

b)
Even if management’s judgment that the Powers of Attorney give Fujian WangGang that power were determined to be incorrect, Fujian WangGang would still have that power through its control of Wonder Dredging’s only significant activity, its ownership of a 50% interest in Fujian Service. Such control is held by Fujian WangGang even without consideration of the Powers of Attorney through i) Wonder Dredging’s inability to transfer the ownership interest in Fujian Service because of the Exclusive Option Agreement and ii) Wonder Dredging’s inability to exercise control over Fujian Service because of Fujian WangGang’s right under the Management Agreement to appoint all Directors of Fujian Service.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

1.	DESCRIPTION OF BUSINESS AND ORGANIZATION (…/Cont’d)

Fujian WangGang is the primary beneficiary of Wonder Dredging (…/Cont’d)

2)
Obligation to absorb losses of Wonder Dredging or the right to receive benefits from Wonder Dredging. In its capacity as holder of the Exclusive Option Agreement, Fujian WangGang receives all value of Wonder Dredging’s only material asset, its ownership interest in Fujian Service. Consequently, Fujian WangGang absorbs all losses and receives all benefits of this sole material asset.

Accordingly, the balance sheets of Wonder Dredging and Fujian Service are included in the Group’s consolidated financial statements. Since the Company has determined that the acquisition of Wonder Dredging and Fujian Service as VIE subsidiaries on June 29, 2010 was a combination of entities under common control and only Fujian Service had substantive operations Fujian Service is considered to be the continuing reporting entity that was reorganized into the current structure. The financial statements include the balance sheets, results of operations and cash flows of Fujian Service for all periods presented and the other members in the Group from their respective incorporation dates.

Fujian Service, which is the operating entity with Renminbi 200,000,000 ($29,002,371 at December 31, 2010) registered capital, was incorporated on January 8, 2008. Fujian Service was originally owned by two individuals, Qing Lin and Panxing Zhuo, with holdings of 91% and 9%, respectively, of the total ownership. Qing Lin and Panxing Zhuo held their ownership interests in Fujian Service as the representatives of the family under an agreement that gave Xinrong Zhuo the exclusive right to make executive decisions and manage Fujian Service.

On May 20, 2010, Qing Lin and Panxing Zhuo sold all of their ownership interests of Fujian Service to Wonder Dredging, which they also owned fully and in the same percentages as their ownership interests in Fujian Service.  Subsequent to this transaction Wonder Dredging owned 100% of Fujian Service and owed a total of $18,019,636 to Mr. Lin and Mr. Zhuo.  These former owners of Fujian Service agreed to contribute the full purchase amount receivable to the capital of Wonder Dredging.

On June 29, 2010, Fujian WangGang acquired a 50% ownership interest in Fujian Service from Wonder Dredging by committing to invest, as a capital contribution, $23,602,460 (Renminbi 158,597,183) into Fujian Service. This reduced Wonder Dredging's ownership interest in Fujian Service to 50%.

In conjunction with the effectiveness of the VIE Agreements, Wonder Dredging and its shareholders became obligated to contribute to the capital of Fujian WangGang a dividend receivable from Fujian Service together with all retained earnings of Fujian Service of which Wonder Dredging is the beneficiary under the purchase agreement with Mr. Lin and Mr. Zhuo.

At the close of business on June 30, 2010, various agreements became effective under which Fujian WangGang irrevocably obtained; 1) management control over all of the business and activities of Fujian Service and Wonder Dredging, 2) a direct right to receive substantially all of the economic benefits of Fujian Service, and 3) the right to acquire 50% equity interest in Fujian Service owned by Wonder Dredging.

According to the “Ordinance of Ship Registration of People’s Republic of China’’ and other relevant regulations, the maximum shareholding by foreign sources of capital in an entity operating in the PRC cannot exceed 50%.  Also no operating entity’s vessels are entitled to be registered as Chinese ships if foreign-owners hold more that 50% of the equity interest in the operating entity. The Company’s management believes the corporate structure now in effect and set forth above permits Fujian Service to operate in the PRC and conduct its dredging contracts operations in compliance with PRC law.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

1.	DESCRIPTION OF BUSINESS AND ORGANIZATION (…/Cont’d)

The acquisition of Wonder Dredging and Fujian Service as VIE subsidiaries on June 29, 2010 was deemed to be a combination of entities under common control. Consequently, these financial statements have been prepared as if the entities in the Group had always been consolidated. The financial statements are principally those of Fujian Service with the other Group members included from their various dates of incorporation in 2010. The financial statements reflect the capital structure adopted the Company.

Management determined that the VIE transaction constitutes a combination of entities under common control, because our CEO, Mr. Xinrong Zhuo controlled, China Dredging and its subsidiary Fujian WangGang, as the 90% owner of the Company, and also had the right to make all executive and management decisions for Wonder Dredging and its subsidiary Fujian Service through an agreement with the legal owners, his brother-in-law and father, that predated the formation of Fujian Service. Under the agreement, Mr Qing Lin and Mr Panxing Zhuo, who hold 100% equity interests in Wonder Dredging collectively and own 50% equity interests in Fujian Service indirectly, hold those interests as representatives of the family.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries and variable interest entities (“VIE”) in which the Company is the primary beneficiary. All significant intercompany balances and transactions have been eliminated.

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

The Codification is not intended to change GAAP, but it will change the way GAAP is organized and presented. The adoption of ASC 105 does not have an impact on the Group’s financial statements.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(b)	Variable interest entity

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries and variable interest entities (“VIE”) in which the Company is the primary beneficiary. All significant intercompany balances and transactions have been eliminated. The consolidated financial statements of the Company have been prepared as if the existing corporate structure had been in existence throughout the periods presented and as if the reorganization had occurred as of the beginning of the earliest period presented.

The following table shows the assets and liabilities of Wonder Dredging and Fujian Service after eliminating the intercompany balances as of December 31, 2010:

	Wonder Dredging	Fujian Service
ASSETS
Cash and cash equivalents	$909,353	$60,555,411
Accounts receivable, net	-	12,841,108
Cost and estimated earnings in excess of billings on contracts in progress	-	834,909
Other current assets	-	203,337
Property, plant and equipment, net	-	40,604,784
Prepaid dredger deposits	-	14,764,074
Security deposits	-	21,454,545
	$909,353	$151,258,168

LIABILITIES
Accounts payable	$-	$4,487,373
Income tax payable	-	4,833,193
Accrued liabilities and other payables	5,911	2,398,015
	$5,911	$11,718,581

The creditors of Wonder Dredging and Fujian Service do not have recourse against the general creditors of its primary beneficiary or other Group members.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(b)	Variable interest entity (…/Cont’d)

The following table shows the contract revenue, cost of contract revenue, and net income/(loss) of Wonder Dredging and Fujian Service after eliminating the intercompany balances for the year ended December 31, 2010. This was the only period during the year ended December 31, 2010 for which the results of Wonder Dredging and Fujian Service were included in the consolidated Group.

	Year Ended
	December 31, 2010
	Wonder Dredging	Fujian Service

Contract revenue	$-	$131,405,665

Cost of contract revenue	$-	$(58,723,528)

Net (loss)/income attributable to the Company	$(5,515)	$49,678,234

The following table shows the condensed cash flow activities of Wonder Dredging and Fujian Service for the year ended December 31, 2010:

	Wonder Dredging	Fujian Service

Net cash provided by operating activities	$396	$52,999,859
Net cash provided by/(used in) investing activities	878,876	(30,305,428)
Net cash provided by financing activities	-	13,174,083
Net increase in cash	879,272	35,868,514
Effect on change of exchange rates	30,081	1,343,428
Cash at the beginning of the year	-	23,343,469
Cash at the end of the year	$909,353	$60,555,411

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(c)	Use of estimates

The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (the “U.S. GAAP”) which requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the years. Significant items subject to such estimates and assumptions include the recoverability of the carrying amount and the estimated useful lives of long-lived assets; valuation allowances for receivables, percentage of completion of contracts and realizable values for inventories. Accordingly, actual results could differ from those estimates.

(d)	Foreign currency translation

Assets and liabilities of foreign subsidiaries are translated at the rate of exchange in effect on the balance sheet date; income and expenses are translated at the average rate of exchange prevailing during the period. The related transaction adjustments are reflected in “Accumulated other comprehensive income / (loss)’’ in the equity section of our consolidated balance sheet. A summary of exchange rate is as follows:

Renminbi to one US dollar

Rate as of December 31, 2010	6.6000

Average rate for the year ended December 31, 2010	6.7604

Rate as of December 31, 2009	6.8270

Average rate for the year ended December 31, 2009	6.8303

Rate as of December 31, 2008	6.8225

Average rate for the period from January 8, 2008 (Inception) to December 31, 2008	6.9351

Hong Kong dollar to one US dollar

Rate as of December 31, 2010	7.7810

Average rate for the twelve months ended December 31, 2010	7.7700

(e)	Cash

Cash consists of cash on hand and at banks. Substantially part of the Group’s cash deposits are held with financial institutions located in the PRC where there is currently no rule or regulation mandated on obligatory insurance of bank accounts. Management believes these financial institutions are of high credit quality.

(f)	Accounts receivable, net

Accounts receivable represent billed under the terms of contracts with customers. There is no amount related to retainage. The Group anticipates collection of all the outstanding balances within 10 to 15 days after completion reports of the contracts are issued. The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing receivable. The Group provides an allowance for estimated uncollectible receivables when events or conditions indicate that amounts outstanding are not recoverable. Outstanding account balances are reviewed individually for collectability. Based on the Group’s assessment of collectability, there has been no allowance for doubtful accounts recognized for the years ended December 31, 2010, 2009 and for the period from January 8, 2008 (Inception) to December 31, 2008.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(g)	Cost and estimated earnings in excess of billings on contracts in progress

Cost and estimated earnings in excess of billings represent amounts of revenue earned under contracts in progress but not billed at the balance sheet date. These amounts become billable according to the contract terms, which usually consider passage of time, and/or completion of the project. As of December 31, 2010 and 2009, cost and estimated earnings in excess of billings on contracts in progress were $834,909 and $2,211,411 respectively.

(h)	Inventories

Inventories mainly consist of consumable parts including pipe, spare parts, and supplies used in the Group’s dredging operations. Inventories are stated at the lower of cost or market, using a weighted average cost method.

(i)	Property, plant and equipment

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

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(j)	Impairment of long-lived assets

In accordance with ASC 360, Property Plant and Equipment, the Company tests long-lived assets or asset groups for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. Circumstances which could trigger a review include, but are not limited to: significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; and current expectation that the asset will more likely than not be sold or disposed significantly before the end of its estimated useful life. Recoverability is assessed based on the carrying amount of the asset and its fair value which is generally determined based on the sum of the undiscounted cash flows expected to result from the use and the eventual disposal of the asset, as well as specific appraisal in certain instances. An impairment loss is recognized when the carrying amount is not recoverable and exceeds fair value. As individual dredger generates its own cash flow, each individual dredger is separately reviewed for impairment. If long-lived assets are to be disposed, depreciation is discontinued, if applicable, and the assets are reclassified as held for sale at the lower of their carrying amounts or fair values less costs to sell.

Based on the Group’s assessment, no triggering events were identified as of December 31, 2010 and 2009.

(k)	Fair value measurements

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

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update “ASU 2010-06” “Fair Value Measurements and Disclosures.” The new guidance clarifies two existing disclosure requirements and requires two new disclosures as follows: (1) a “gross” presentation of activities (purchases, sales, and settlements) within the Level 3 rollforward reconciliation, which will replace the “net” presentation format; and (2) detailed disclosures about the transfers in and out of Level 1 and 2 measurements. This guidance is effective for the first interim or annual reporting period beginning after December 15, 2009, except for the gross presentation of the Level 3 rollforward information, which is required for annual reporting periods beginning after December 15, 2010, and for interim reporting periods thereafter. The Company adopted the amended fair value disclosures guidance on January 1, 2010, except for the gross presentation of the Level 3 rollforward information, which the Company is not required to adopt until January 1, 2011.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(l)	Revenue recognition

The Group generates revenue primarily from dredging services.

The Group recognizes contract revenues under the percentage-of-completion method to determine the appropriate amount to be recognized in a given period. Depending on the nature of each contract, the stage of completion is measured by reference to (a) the proportion of contract costs incurred for work performed to date to estimated total contract costs; (b) the amount of work certified by site engineer; or (c) completion of physical proportion of the contract work. The difference between amounts billed and recognized as revenue is reflected in the balance sheet as either contract revenues in excess of billings or billings in excess of contract revenues. Provisions for estimated losses on contracts in-progress will be made in the period in which they are identified.  In the event that contract revenue cannot be estimated reliably, contract revenue is recognized only to the extent of contract costs incurred that are likely to be recoverable. Costs that are incurred for a specific anticipated contract are deferred and recognized as prepaid expenses until the contracts are successfully bid, unless the costs are insignificant and in such case they are treated as expenses. Approved and unapproved change orders are considered a change in the scope of the original contracts to which they relate. Claims for additional compensation due to the Company are not recognized in contract revenues until such claims are settled.

(m)	Costs and expenses

The components of costs of contract revenues include consumable parts, dredgers’ hire charges, salaries and wages and depreciation of dredgers. Costs of contract revenues vary significantly depending on the type, project size and location of work performed and assets utilized.

(n)	Income taxes

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

The Group recognizes interest and penalty related to income tax matters as income tax expense. As of December 31, 2010 and 2009, there was no penalty or interest recognized as income tax expenses.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(o)	Commitments and contingencies

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

As of December 31, 2010 and 2009, the Group’s management has evaluated all such proceedings and claims. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Group's financial position, liquidity or results of operations.

(p)	Economic and political risks

The Group’s operations are conducted in the PRC. Accordingly, the Group’s business, financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC, and by the general state of the PRC economy.

The Group’s operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Group's results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances aboard, and rates and methods of taxation, among other things.

(q)	Pension and employee benefits

Full time employees of the Group participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. Cost for pension and employee benefits of the Group was $39,888, $34,618 and $19,856 for the years ended December 31, 2010, 2009 and for the period from January 8, 2008 (Inception) to December 31, 2008, respectively.

(r)	Segment information

ASC 280 “Segment reporting” establishes standards for reporting information on operating segments in interim and annual financial statements. The Group has only one segment, all of the Group’s operations and customers are in the PRC and all incomes are derived from the services of dredging. Accordingly, no line of business or geographic information is presented.

(s)	Escrow shares

On October 29, 2010, our controlling shareholder, a company controlled by Mr. Xinrong Zhuo, placed into escrow 15,000,000 of our ordinary shares, or the Make-Good Escrow, pursuant to a securities escrow agreement, for the purpose of providing protection to the investors in the 2010 Private Placement if we do not achieve certain net income thresholds for the years ended 2010 and 2011. If we miss the earnings targets set forth below, holders of the preferred share will receive additional shares from the Make-Good Escrow, up to the full number of shares held in the Make-Good Escrow. The number of additional shares that may be released to investors in the private placement if we fail to meet the Adjusted Net Income targets set forth below is equal to: (Original Invested Shares * (Target EPS/Actual EPS)) — Original Invested Shares. ‘‘Actual 2010 (2011) EPS’’ means the Adjusted Net Income for fiscal year 2010 (2011) divided by the number of our fully diluted outstanding shares. ‘‘Target EPS’’ means the performance threshold for the applicable year divided by the number of our fully diluted outstanding shares. Adjusted Net Income means after-tax net income based on U.S. GAAP, adjusted to exclude (i) non-cash charges associated with the merger, the private placement and this IPO or other financing, (ii) expense related to the release of the Escrow Shares, and (iii) expenses related to implementation of any of the agreements related to the private placement. Adjusted Net Income for 2010 shall be calculated by adding the Adjusted Net Income of Fujian Service for the six months ended June 30, 2010 and the Adjusted Net Income of the Company on a consolidated basis for the six months ended December 31, 2010. The pro-rata right to receive shares issuable pursuant to this ‘‘Make-Good’’ provision will be based upon initial Preferred Shares issued to holders. Shares not distributed from the share escrow will be returned to the shareholder that contributed them.

Currently, the Company has already achieved the Target EPS for 2010 and believes that it is likely to achieve the Target EPS for 2011. In the case where the Company does achieve the Target EPS and releases the escrowed shares back to the shareholder, the Company does not believe the fair value of the escrowed shares should be recognized as compensation or an expense. According to SEC Staff Announcement Topic No. D-110, (ASC 718-10-S99-2) to overcome the presumption that the release of shares are compensatory, the Company is required to “consider the substance of the arrangement, including whether the arrangement was entered into for purposes unrelated to, and not contingent upon, continued employment. For example, as a condition of a financing transaction, investors may request that specific significant shareholders, who also may be officers or directors, participate in an escrowed share arrangement. If the escrowed shares will be released or canceled without regard to continued employment, specific facts and circumstances may indicate that the arrangement is in substance an inducement made to facilitate the transaction on behalf of the company, rather than as compensatory. In such cases, the SEC staff generally believes that the arrangement should be recognized and measured according to its nature and reflected as a reduction of the proceeds allocated to the newly-issued securities.”

The Shares Escrow Agreement is clearly not entered into for purposes related to, or contingent upon, continued employment of the key executive.  The sole reason for the Company and Mr. Zhuo’s company to enter into the escrow arrangement is to induce the private placement investors to close the financing transaction.  The escrow share arrangement must still comply with ASC 225-10-S99-3 through S99-4 and reflect the placing of the shares in the escrow arrangement as an action of the Company rather than its major shareholders personally.  Therefore, the Company believes the proceeds of the private placement should be treated as being received for a combination of the preferred shares issued to the investors and the placing of the common shares in escrow. The Company further believes that this requires that the private placement proceeds be allocated between the preferred shares and the escrow shares based on their relative fair values.

There were no readily ascertainable market prices for either 1) the preferred shares without the added inducement of the escrow shares, or 2) the common shares. There is, however reasonable basis for approximating the relative values of each preferred and common share as equal. Each preferred share is convertible into one share at the option of the holder. Each preferred share automatically converts into one common share if certain conditions relating to free tradability in the United States of America are met. The preferred shares have two features that give each share value in excess of the value of a common share - 1) if conversion has not occurred, each holder will receive, on the second anniversary of closing, either $1 or, in certain circumstances, 0.2 shares of common stock at the holder’s option and 2) a $5 liquidation preference.

Based on the plans and financial condition of the Company, the value of the liquidation preference is believed to be de minimus and not objectively determinable. Also, based on the Company’s plans and the length of time until the contingent payment of $1 or additional shares, the Company believes that any overstatement of the preferred stock discount that might result from ignoring that feature in determining relative value would not be material.

Based on the approximation that that each preferred share is equal in value to one common share, the $46,443,286 in net proceeds was allocated $18,591,783 to the 10,012,987 preferred shares ($1.86 per share) and $27,851,503 to additional paid-in capital for the 15,000,000 escrow shares.

This allocation has no effect on net equity or on net income. Because there is neither mandatory nor optional redemption of the preferred shares there is no amortization of the resulting preferred stock discount so there is no inherent affect on the amount of net income allocable to common shareholders. If the Company were ever to negotiate a voluntary redemption of preferred stock, the likelihood of which management believes to be remote, any redemption price in excess of the $1.86 per share allocated proceeds would reduce net income allocable to common shareholders in the period of redemption.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(t)	Stock and Additional Paid-in Capital

The Company’s stock has no par value. The British Virgin Islands permits the Board of Directors to pay dividends if 1) in its judgment doing so is in the best interest of the Company and 2) if the Company would remain solvent as defined under BVI law. The Company records the net amounts received for the issuance of preferred stock, to the extent allocable to the preferred stock under US GAAP, in the preferred stock account so that it properly reflects the discount from stock’s liquidation preference. In the case of the preferred stock issued in the private placement, this required $18,591,783 to be recorded as preferred stock. Other capital contributions, irrespective of whether they are for the issuance of stock, are recorded in the additional paid-in capital account. The balance sheet account for no par common stock is kept at zero.

Pursuant to this policy, capital contributions of $8,501,266, received in 2008 for registered capital in Fujian Service has been reclassified from common stock to Additional Paid-in Capital for all periods presented. As a result common stock at December 31, 2009, previously reported as $8,501,266 is now reported as zero and additional paid-in capital at December 31, 2009, previously reported as $20,501,105 is now reported as $29,002,371.

(u)	Recently issued accounting standards

We describe below recent pronouncements that have had or may have a significant effect on our consolidated financial statements. We do not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to our financial condition, results of operations, or disclosures.

In May 2009, the FASB issued guidance within Topic 855-10 (formerly SFAS 165, “Subsequent Events”) relating to subsequent events. This guidance establishes principles and requirements for subsequent events.  This guidance defines the period after the balance sheet date during which events or transactions that may occur would be required to be disclosed in a company’s financial statements. Public entities are required to evaluate subsequent events through the date that financial statements are issued. This guidance also provides guidelines in evaluating whether or not events or transactions occurring after the balance sheet date should be recognized in the financial statements. This guidance requires disclosure of the date through which subsequent events have been evaluated. This Statement is effective for interim and annual periods ending after June 15, 2009. The Group has adopted this standard as of December 31, 2009. The adoption of this standard does not have a material impact on the Group’s consolidated financial statements.

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

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(u)	Recently issued accounting standards (…/Cont’d)

In December 2009, the Financial Accounting Standards Board (“FASB”) issued an amendment to the accounting and disclosure requirements for the consolidation of VIEs, ASU No. 2009-17, Consolidations, Improvements to Financial Reporting by Enterprises involved with Variable Interest Entities (“ASU No. 2009-17”), to codify in ASC 810-10 the amendments to Interpretation 46R contained in Statement 167. The amendment requires an entity to qualitatively, rather than quantitatively, assess the determination of the primary beneficiary of a VIE. This determination should be based on whether the entity has the power to direct the activities that most significantly impact the economic performance of the VIE and the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. Other key changes include: the requirement for an ongoing reconsideration of the primary beneficiary, the criteria for determining whether service provider or decision maker contracts are variable interests, the consideration of kick-out and removal rights in determining whether an entity is a VIE, the types of events that trigger the reassessment of whether an entity is a VIE and the expansion of the disclosures previously required. The impact of ASU No. 2009-17 will require the Company to consolidate the assets, liabilities and operating results of certain VIEs, including certain entities currently accounted for under the equity method of accounting that the Group does not currently consolidate; see further discussion below. It may also require the Company to deconsolidate certain VIEs that are currently consolidated. The impact of the adoption may be applied retrospectively with a cumulative-effect adjustment to retained earnings as of the beginning of the first year restated, or through a cumulative-effect adjustment on the date of adoption. The new accounting guidance for VIEs is effective for fiscal years beginning after November 15, 2009, or January 1, 2010 for the Group. Early adoption is prohibited. The Group does not anticipate that the adoption of this statement will have a material impact on its consolidated financial statements.

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying consolidated financial statements.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

3.	CASH

Cash represents cash in bank and cash on hand. Cash as of December 31, 2010 and 2009 were $88,532,472 and $23,343,469 respectively. As of December 31, 2010, cash of which $66,966,278 was held, in Renminbi on deposit with banks located in the PRC.  Renminbi is not a freely convertible currency and the remittance of funds out of the PRC is subject to the exchange restrictions imposed by the PRC government.

Cash is classified by geographical areas is set out as follows:

	2010	2009

Hong Kong	$21,566,194	$-
The PRC	66,966,278	23,343,469
	$88,532,472	$23,343,469

Maximum exposure to credit risk	$88,532,472	$23,343,469

Cash is denominated in the following currencies:
	2010	2009

USD	$27,041,216	$-
RMB	61,465,283	23,343,469
HKD	25,973	-
	$88,532,472	$23,343,469

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

4.	ACCOUNTS RECEIVABLE, NET

As of December 31, 2010 and 2009, the balance of accounts receivable was $12,841,108 and zero, respectively, is set out as follows:

December 31, 2010

Name of contract	Estimated contract value	Total revenue recognized in 2010	Amount received/billed	Accounts receivable	Status of contract (Completion %)

1. Zhuhai Gaolan Port Dredging III*	$1,686,291	$522,002	$522,002	$-	100%

2. Zhuhai Gaolan Port Dredging IV	2,107,863	2,123,125	2,123,125	-	100%

3. Zhuhai Gaolan Port Dredging V	2,891,841	3,022,060	3,022,060	-	100%

4. Zhuhai Gaolan Port Dredging VI	1,182,474	1,199,883	1,199,883	-	100%

5. Oujiang Port Lantian Dredging II*	7,188,924	803,979	803,979	-	100%

6. Oujiang Port Lantian Dredging III	4,233,477	4,282,649	4,282,649	-	100%

7. Tangshan Caofeidian Dredging and Reclamation I*	9,316,017	3,269,800	3,269,800	-	100%

8. Tangshan Caofeidian Dredging and Reclamation II*	11,123,602	3,723,230	3,723,230	-	100%

9. Tangshan Caofeidian Dredging and Reclamation III	10,106,207	10,138,730	10,138,730	-	100%

10. Tangshan Caofeidian Dredging and Reclamation IV	8,907,165	8,921,169	8,921,169	-	100%

11. Tangshan Caofeidian Dredging and Reclamation V	7,965,061	8,000,862	8,000,862	-	100%

12. Tangshan Caofeidian Dredging and Reclamation VI	1,199,041	1,265,383	1,265,383	-	100%

13. Tangshan Caofeidian Dredging and Reclamation VII	1,370,333	1,406,454	1,406,454	-	100%

14. Tangshan Caofeidian Dredging and Reclamation VIII	1,370,333	1,385,751	1,385,751	-	100%

15. Tangshan Caofeidian Dredging and Reclamation IX	1,884,208	1,961,333	1,370,836	590,497	100%

16. Tangshan Caofeidian Dredging and Reclamation X	2,226,791	2,255,933	1,619,452	636,481	100%

17. Tangshan Caofeidian Dredging and Reclamation XI	2,226,791	2,269,310	1,619,588	649,722	100%

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

4.	ACCOUNTS RECEIVABLE, NET (…/Cont’d)

December 31, 2010

	Estimated	Total revenue	Amount	Accounts	Status of contract
Name of contract	contract value	recognized in 2010	received/billed	receivable	(Completion %)

18. Qinzhou Port Channel Dredging I	1,354,949	1,367,145	1,367,145	-	100%

19. Qinzhou Port Channel Dredging II	3,240,489	3,278,074	2,356,958	921,116	100%

20. Qinzhou Port Channel Dredging III	2,864,180	2,930,412	1,203,453	1,726,959	100%

21. Zhanjiang Steel Base Dredging and Reclamation I	13,706,290	13,766,653	13,766,653	-	100%

22. Zhanjiang Steel Base Dredging and Reclamation II	7,521,744	7,562,211	7,562,211	-	100%

23. Guohua Taidian Coal Port Dredging I	1,389,859	1,400,272	1,400,272	-	100%

24. Hainan Yangpu Port Dredging I	4,422,815	4,442,077	2,307,346	2,134,731	100%

25. Tianjin South Port Industrial Zone Dredging and Reclamation I	6,427,075	6,439,226	6,439,226	-	100%

26. Tianjin South Port Industrial Zone Dredging and Reclamation II	2,591,563	2,594,554	2,594,554	-	100%

27. Tianjin South Port Industrial Zone Dredging and Reclamation III	4,804,449	4,886,953	1,770,347	3,116,606	100%

28. Jingtang Port Channel Dredging I	4,771,315	4,825,986	4,825,986	-	100%

29. Jingtang Port Channel Dredging II	1,363,233	1,375,678	1,375,678	-	100%

30. Jingtang Port Channel Dredging III	1,704,041	1,718,233	1,718,233	-	100%

31. Qingdao Port Channel Dredging I	5,773,623	5,775,020	5,775,020	-	100%

32. Panjin Vessels Industrial Base Project I	10,720,963	10,739,467	7,674,471	3,064,996	100%

33. Tonggu Channel, Shenzhen West Port Public Dredging and Reclamation	932,341	936,951	936,951	-	100%

	$150,575,348	$130,590,565	$117,749,457	$12,841,108

Note:  * The contract was commenced in 2009 and completed in 2010.

Most of the Group’s customers are state-owned companies of China. There is no credit term, customers settle the balances according to percentage of completion of contracts and the date of settlement has been specified in the contracts. The Group believes all outstanding balances can be fully collected within 10 to 15 days after the completion of contracts and project completed reports issued, therefore, no provision on allowance for doubtful accounts was provided as of December 31, 2010 and 2009.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

5.	COST AND ESTIMATED EARNINGS IN EXCESS OF BILLINGS ON CONTRACTS ON CONTRACTS IN PROGRESS

Cost and estimated earnings in excess of billings represent amounts of revenue earned under contracts in progress but not billed at the balance sheet date. These amounts become billable according to the contract terms, which usually consider passage of time, and/or completion of the project. As of December 31, 2010 and 2009, the balance of cost and estimated earnings in excess of billings on contracts in progress was $834,909 and $2,211,411, respectively. Cost and estimated earnings in excess of billings on contracts in progress include the following:

December 31, 2010
				Cost and estimated
	Estimated	Total revenue	Amount	earnings in excess	Status of contract
Name of contract	contract value	recognized	received/billed	of billings	(Completion %)

Yantian Port Channel Dredging and Reclamation I	$1,867,937	$815,100	$-	$834,909	44%

December 31, 2009

				Cost and estimated
	Estimated	Total revenue	Amount	earnings in excess	Status of contract
Name of contract	contract value	recognized	received/billed	of billings	(Completion %)

1. Zhuhai Gaolan Port Dredging I	$3,593,400	$3,562,573	$3,562,573	$-	100%

2. Zhuhai Gaolan Port Dredging II	4,160,871	4,057,455	4,057,455	-	100%

3. Zhuhai Gaolan Port Dredging III	1,669,034	1,184,474	834,347	350,127	71%

4. Zhanjiang Industrial Centre Dredging and Reclamation I	2,912,024	2,839,336	2,839,336	-	100%

5. Dalin Chandao Hulushan Dredging I	7,378,885	7,332,395	7,332,395	-	100%

6. Dalin Chandao Hulushan Dredging II	8,608,699	8,623,406	8,623,406	-	100%

7. Oujiang Port Lantian Dredging I	7,589,711	7,210,493	7,210,493	-	100%

8. Oujiang Port Lantian Dredging II	7,115,354	6,336,300	5,691,971	644,329	89%

9. Taishan Tongguhai Zone Guohuatai Dianmei Port Dredging I	674,641	674,469	674,469	-	100%

10. Taishan Tongguhai Zone Guohuatai Dianmei Port Dredging II	3,513,755	3,383,060	3,383,060	-	100%

11. Fangchengguang Steel Project I	19,025,519	18,357,311	18,357,311	-	100%

12. Fangchengguang Steel Steel Project II	3,474,225	3,417,983	3,417,983	-	100%

13. Tangshan Caofeidian Dredging and Reclamation I	9,220,678	6,028,905	5,532,167	496,738	65%

14. Tangshan Caofeidian Dredging and Reclamation II	11,009,765	7,325,728	6,605,511	720,217	67%
	$89,946,561	$80,333,888	$78,122,477	$2,211,411

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

5.	COST AND ESTIMATED EARNINGS IN EXCESS OF BILLINGS ON CONTRACTS ON CONTRACTS IN PROGRESS (…/Cont’d)

The following schedule summarizes changes in backlog on contracts during the year ended December 31, 2010. Backlog represents the amount of revenue Fujian Service expects to realize from work to be performed pursuant to contractual agreements on projects in progress and on projects for which work has not yet begun.

Backlog balance at December 31, 2009	$8,139,422
New contracts entered during the year ended December 31, 2010	184,386,368
Add: Adjustment of contracts due to change orders during the year	1,190,626
Adjusted contract amount at December 31, 2010	193,716,416
Less: Contract revenue earned during the year ended December 31, 2010	(131,405,665)
Backlog balance at December 31, 2010	$62,310,751

The Group has not included from the backlog three one-year contracts with two of its largest customers totaling $44.6 million (at closing rate of December 31, 2010) which was previously reported in its backlog as of June 30, 2010. These three contracts were formally deferred in October 2010 by mutual written agreement between the Group and its customers, but discussions were underway prior to reaching agreement on the deferral. The Group believes these deferral agreements created enough uncertainty about when the contracts would be performed that they should no longer be included in its backlog. Accordingly, the Group adjusted its backlog as of December 31, 2010. In light of the deferral agreements the Group has committed its fleet to other projects and it is actively negotiating revisions to the deferred contracts pursuant to which they could commence, although it may not reach agreement or perform them.

6.	INVENTORIES

The Group provides dredging services for its customers in the PRC. Inventories consist of consumable parts which are used for dredging projects. As of December 31, 2010 and 2009, the balance of inventories were $202,213 and $429,226 respectively.

7.	OTHER RECEIVABLES

Other receivables as of December 31, 2010 and 2009 consist of the following:

	2010	2009

Social insurance prepaid for staff	$1,124	$312
Others	122	-
	$1,246	$312

Other receivables include social insurance prepaid for staff's portion by the Group, this amount will be directly deducted from staff's salaries and it is interest free.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

8.	PREPAID DREDGER DEPOSITS AND CAPITAL COMMITMENT

(a)	Prepaid dredger deposits

Prepaid dredger deposits as of December 31, 2010 and 2009 consist of the following:

	2010	2009

Non-related party	$2,272,727	$2,197,158
Related party	12,491,347	-
	$14,764,074	$2,197,158

Prepaid dredger represents a deposit of a new dredger before delivery. The Group paid deposits for the acquisition of two dredgers which will be used for the expansion of dredging operations.

The total expected cost of the dredger which purchased from a non-related party is $30,303,030 and it will be delivered on or before May 31, 2012 (see Note 8(b)).

On January 4, 2011, Fujian Service entered into a sale and purchase agreement with Fujian Lutong Highway Engineering Construction Co., Ltd (“Lutong Highway”), a related party of Fujian Service, for the purchase of dredger Xinggangjun 9. The total consideration was approximately $13.61 million (equivalent to RMB89,830,000). As of December 31, 2010, Fujian Service has paid $12,491,347 to Lutong Highway as a deposit for the purchase of the dredger. On January 21, 2011, Fujian Service fully paid the balance of total consideration. Since the dredger has been hired by Fujian Service, the delivery of the dredger was effective on the date of the agreement signed.

(b)	Capital commitment

The Group had the following capital commitment as of December 31, 2010:

Contracted, but not provided for:-
Acquisition of dredger, net of deposit paid	$28,030,303

According to the dredger purchase contract, the Group paid a deposit amounting to 7.5% or $2,272,727 (Renminbi 15,000,000) on June 2, 2009 as a deposit pursuant to the purchase contract which was signed on May 20, 2009. The balance due on the dredger amounting to $28,030,303 (Renminbi 185,000,000) is payable in 4 installments:

Payment Due Date
(end of month after delivery)	Payment Amount
August 31, 2012	$8,409,091
November 30, 2012	7,007,576
February 28, 2013	7,007,576
May 31, 2013	5,606,060
$28,030,303

The dredger is expected to be delivered to the Group on or before May 31, 2012.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

9.	SERCURITY DEPOSITS

The Group’s security deposits represent amounts on deposit with the owners of dredgers leased by the Group’s subsidiary, Fujian Service. Such amounts will be returned to Fujian Service when the corresponding leases end.  Security deposits were $21,454,545 and $8,422,440 as of December 31, 2010 and 2009 respectively.

10.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of December 31, 2010 and 2009 consist of the following:

	2010	2009

Dredgers	$54,235,409	$52,146,433
Machinery	38,924	-
Office equipment	7,504	3,783
	54,281,837	52,150,216
Less: Accumulated depreciation	(13,677,053)	(8,638,979)
	$40,604,784	$43,511,237

Total depreciation expenses of the Group for the years ended December 31, 2010, 2009 and for the period from January 8, 2008 (Inception) to December 31, 2008 were $5,038,074, $4,952,236 and $3,686,744 respectively, of which $5,037,318, $4,951,518 and $3,686,503) has been included in cost of revenue respectively.

There are three dredgers owned by the Group. As of December 31, 2010 and 2009, total net book value of the three dredgers was $40,567,273 and $43,508,412 respectively. Two dredgers, Xinggangjun 66 and Xinggangjun 3, with net book value as of December 31, 2010 was $29,474,614 were pledged as collateral for the bank term loans and their titles had not been released even though all loans had been repaid before December 31, 2010 (see Note 12).

11.	ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables as of December 31, 2010 and 2009 consist of the following:

	2010	2009

Accrued interest	$-	$27,527
Accrued salaries and wages	90,380	69,405
Accrued staff benefits	154,279	103,671
Other tax payables	42,758	9,077
Accrued outsourced dredger services and labor	2,082,954	-
Other payables	219,139	-
	$2,589,510	$209,680

Other tax payables represent payables other than income tax which consist of business tax, individual salary tax, stamp duty, embankment tax and other small local taxes. Business tax is 3% - 5% revenue recognized, as of December 31, 2010 and 2009, other tax payables include $28,835 and zero of business tax payable respectively.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

12.	TERM LOANS

Fujian Service entered into three loan agreements with two banks in the PRC to obtain fixed-rate term loans to meet its working capital needs. Two loan agreements were signed on September 28, 2008 and February 5, 2010 with Fujian Haixia Bank Co., Ltd. One loan in the amount of $3,409,091 is due on September 28, 2011, whereas the second loan in the amount of $6,060,606 is due on February 8, 2013.  A third loan agreement was signed by Fujian Service on February 22, 2010 in the amount of $3,484,848 is due on February 24, 2012 with Fuzhou City Rural Credit Cooperative. As of December 31, 2010, Fujian Service had repaid all three loans.

The current portion of the term loans is shown in the table below.

	2010	2009

Fujian Haixia Bank Co., Ltd	$-	$3,661,930
Fuzhou City Rural Credit Cooperative	-	3,368,976
	$-	$7,030,906

Range of monthly interest rate	5.400-5.786‰	5.974‰
Weighted average monthly interest rate	5.085‰	5.974‰

The term loan amounts recorded as non-current as of December 31, 2010 and 2009 consist of the following:

	2010	2009

Fujian Haixia Bank Co., Ltd	$-	$3,295,738

Interest expense amounted to $843,995, $755,853 and $179,504 for the years ended December 31, 2010, 2009 and for the period from January 8, 2008 (Inception) to December 31, 2008 respectively.

Two of the term loans were secured by the Group's two dredgers, Xinggangjun 66 and Xinggangjun 3. Although Fujian Service had fully paid all loans, the title of the two dredgers were not released by banks as of December 31, 2010. As of December 31, 2010, the net book value of Xinggangjun 66 and Xinggangjun 3 was $21,384,502 and $8,090,112 respectively.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

13.	STOCKHOLDERS' EQUITY

(a)	Contributed capital

In connection with the purchase of the 50% interest of Fujian Service by Fujian WangGang, the shareholders of Wonder Dredging (being the same shareholders of Fujian Service at the time) were entitled, pursuant to the purchase agreement, to declare and be paid all of the retained earnings of Fujian Service from its inception through March 31, 2010, as a dividend, which amounted to $51,087,387. As described elsewhere in these financial statements the shareholders, pursuant to an agreement, held their interests as the representatives of a family includes our CEO Mr. Xinrong Zhuo. As further outlined in the agreement and described in Note 1, such shareholders also committed to contribute all such dividends back into the Company as a capital contribution along with an allocation to its statutory reserves. Such contribution of dividends has been recorded first as a payment of a $10,982,735 subscription receivable and the $40,104,652 balance as additional paid-in capital.

Wonder Dredging was incorporated on May 10, 2010 with capital of $878,876 (Renminbi 6 million) having been paid by the Wonder Dredging shareholders. Upon Wonder Dredging becoming a consolidated subsidiary of the Group on June 29, 2010, this amount was recorded as a capital contribution in the consolidated financial statements. In connection with the acquisition of the Company’s 50% ownership of Fujian Service, Fujian WangGang has met all of its related investment commitments to Fujian Service, having invested approximately $1.5 million in August 2010, approximately $17.1 million in November 2010 and approximately $5.0 million in January 2011.

The Company’s stock has no par value. The BVI permits the Board of Directors to pay dividends if 1) in its judgment doing so is in the best interest of the Company and 2) if the Company would remain solvent as defined under BVI law. The Company records the net amounts received for the issuance of preferred stock, to the extent allocable to the preferred stock under U.S. GAAP, in the preferred stock account. Other capital contributions, irrespective of whether they are for the issuance of stock, are recorded in the additional paid-in capital account. The balance sheet account for no par common stock is kept at zero.

(b)	Retained earnings and statutory reserves

Retained earnings and statutory reserves as of December 31, 2010 and 2009 consist of the following:

	2010	2009

Retained earnings	$31,029,153	$43,946,972

Statutory reserves	$14,964,028	$4,888,018

The Group's subsidiary, Fujian Service, and Wonder Dredging which is located and operates in the PRC, is required to transfer 10% of its net profits after income tax, as determined in accordance with the PRC accounting rules and regulations. Appropriation to the statutory reserve by the Group is based on profit arrived at under PRC accounting standards for business enterprises for each year. The statutory reserves of the Group represent the statutory reserves of Fujian Service as required under the PRC law.

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

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

14.	INCOME TAXES

The Company is incorporated in the BVI, the laws of which do not require the Company to pay any income taxes or other taxes based on revenue, business activity or assets.  The Company has subsidiaries domiciled and operating in other countries and those entities file separate tax returns in the respective jurisdictions in which they are domiciled or operate.

The Company’s consolidated subsidiary China Dredging HK Company Limited is domiciled in Hong Kong and would be subject to statutory profit tax in that jurisdiction of 16.5%. Two of the Company’s subsidiaries, Fujian WangGang and Fujian Service and Wonder Dredging operate in the PRC, where they are subject to a 25% statutory profit tax. All of the Company's income is generated in the PRC.

A reconciliation of the expected income tax expense to the actual income tax expense for the years ended December 31, 2010, 2009 and for the period from January 8, 2008 (Inception) to December 31, 2008 was as follows:

	For the Years Ended December 31,		For the period from January 8, 2008 (Inception) to December 31,
	2010	2009	2008

Income before tax	$64,801,974	$38,361,249	$26,767,137

Expected PRC income tax expense at statutory tax rate of 25%	$16,200,494	$9,590,312	$6,691,784
Add: Non tax deductible expenses	358,407	-	-
Effect of exchange rate	(2,505)	6,339	4,961
Actual income tax expense	$16,556,396	$9,596,651	$6,696,745

The PRC tax system is subject to substantial uncertainties and has been subject to recently enacted changes, the interpretation and enforcement of which are also uncertain. There can be no assurance that changes in PRC tax laws or their interpretation or their application will not subject the Group to substantial PRC taxes in future.

No deferred tax liability has been provided as the amount involved is estimated to be immaterial. Fujian Service has analyzed the tax positions taken or expected to be taken in its tax filings and has concluded it has no material liability related to uncertain tax positions.

For the years ended December 31, 2010, 2009 and for the period from January 8, 2008 (Inception) to December 31, 2008, there was no unrecognized tax benefit. Management does not anticipate any potential future adjustments in the next twelve months which would result in a material change to its financial tax position. As of December 31, 2010 and 2009, the Group did not accrue any interest and penalties.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

15.	RELATED PARTY TRANSACTIONS

(a)	Operating lease commitments

The Company’s VIE, Fujian Service, entered into an office rental agreement in 2008 with Ping Lin, a relative of one of the former owners, Qing Lin, from January 1, 2008 to December 31, 2009. This agreement has been renewed and extended the period from January 1, 2010 to December 31, 2015. Fujian WangGang and Wonder Dredging also entered into office rental agreements in 2010 with Ping Lin from June 10, 2010 to June 9, 2011 and May 1, 2010 to April 30, 2011, respectively. In addition, Fujian Service entered into dredger (Xinggangjun 9) and crew hire agreements from June 1, 2008 and May 31, 2016 with Fujian Lutong Highway Engineering Construction Co., Ltd. (“Lutong Highway’’), a company owned by Xiu Zhen Lin, one of the former owners of the Fujian Service. Office and dredger rental and crew hire charge paid for the years ended December 31, 2010, 2009 and for the period from January 8, 2008 (Inception) to December 31, 2008 were as follows:

		For the Years Ended December 31,		For the period from January 8, 2008 (Inception) to December 31,
		2010	2009	2008
Type	Name of related party
Office rental	Ping Lin	$11,653	$8,872	$8,738
Hire charge of dredger	Fujian Lutong Highway Engineering
	Construction Co., Ltd	1,035,442	1,024,845	588,792
Hire charge of crew	Fujian Lutong Highway Engineering
	Construction Co., Ltd	532,513	527,063	302,807
		$1,579,608	$1,560,780	$900,337

Hire charges of dredger and crew are included as part of the cost of revenue. Office rental is included in the general and administrative expenses.

The total future minimum lease payments under non-cancellable operating leases with respect to office as of December 31, 2010 are payable to the related party as follows:

Office rental
For the year ended December 31,
2011	$24,936
2012	11,936
2013	11,936
2014	11,936
2015	11,936
$72,680

Operating lease commitments for both related parties commitments and non-related parties commitments is summarized in Note 17.

On January 4, 2011, Fujian Service entered into a sale and purchase agreement with Lutong Highway for the purchase of dredger Xinggangjun 9. The total consideration was approximately $13.61 million (equivalent to RMB89,830,000). Since Xinggangjun 9 had been hired by Fujian Service, the hire of the dredger was terminated effective on the date of agreement signed (see Note 20).

Fujian Service also terminated the crew hire agreement with Lutong Highway with the effective date of termination of dredger hire.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

15.	RELATED PARTY TRANSACTIONS (…/Cont’d)

(b)	Employment agreements

In August 2010, three of our executive officers, entered each into three-year employment agreements with the Company pursuant to which they receive aggregate annual compensation of approximately $116,000 (HK$900,000) each. Pursuant to the agreements, each executive will devote all of his working time to his respective duties at the Company and will not become employed in any competitive business while employed by the Company or for two years following the termination of his employment with the Company, and the executive will not solicit the services of any of our employees for two years after the executive terminates employment with the Company. The Company may terminate the executive for cause at any time without notice, or without cause upon one month prior written notice to the executive. In the event of termination without cause, the Company will pay to the executive a cash severance payment equal to three months of the executive’s then current base salary. In the event of a material and substantial reduction in the executive’s existing authority and responsibilities, the executive may resign upon one-month prior written notice to the Company.

16.	CERTAIN RISKS AND CONCENTRATIONS

(a)	Credit risk

As of December 31, 2010, substantially part of the Group’s cash included bank deposits in accounts maintained within the PRC where there is currently no rule or regulation in place for obligatory insurance to cover bank deposits in the event of bank failure. However, the Group has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts.

(b)	Major customers

Customers accounting for 10% or more of the Group’s revenues as follows:

	For the Years Ended December 31,		For the period from January 8, 2008 (Inception) to December 31,
	2010	2009	2008

Customer A	-	40.3%	-
Customer B	20.7%	32.2%	48.3%
Customer C	36.4%	16.6%	-
Customer D	-	10.9%	21.2%
Customer E	-	-	23.9%
Customer F	10.6%	-	-
Customer G	10.4%	-	-
	78.1%	100.0%	93.4%

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

16.	CERTAIN RISKS AND CONCENTRATIONS (…/Cont’d)

(c)	Major suppliers

Suppliers accounting for 10% or more of the Group’s total purchases as follows:

	For the Years Ended December 31,		For the period from January 8, 2008 (Inception) to December 31,
	2010	2009	2008

Supplier A	22.4%	64.5%	61.7%
Supplier B	-	30.4%	32.4%
Supplier C	21.3%	-	-
Supplier D	21.3%	-	-
Supplier E	18.0%	-	-
	83.0%	94.9%	94.1%

The Company is dependent on third-party consumable parts manufacturers for all of its supply of dredging consumable parts. For the years ended December 31, 2010, 2009 and for the period from January 8, 2008 (Inception) to December 31, 2008, products purchased from the Company’s three largest suppliers accounted for 65%, 100% and 100% of product purchases, respectively. The Company is dependent on the ability of its suppliers to provide products on a timely basis and on favorable pricing terms. The loss of certain principal suppliers or a significant reduction in product availability from principal suppliers could have a material adverse effect on the Company. The Company believes that its relationships with its suppliers are satisfactory, and the Company has never experienced inadequate supply from suppliers.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

17.	OPERATING LEASE COMMITMENTS

The total future minimum lease payments under non-cancellable operating leases with respect to dredgers, crew, consumable parts and office as of December 31, 2010 are payable as follows:

	Hire charge	Hire charge	Consumable
	of dredgers	of crew	parts supply	Office rental	Total
For the year ended December 31,
2011	$11,106,061	$2,987,121	$27,636,363	$24,936	$41,754,481
2012	11,106,061	2,872,727	27,636,363	11,936	41,627,087
2013	5,562,352	1,630,203	12,884,259	11,936	20,088,750
2014	719,697	545,455	-	11,936	1,277,088
2015	719,697	545,455	-	11,936	1,277,088
	$29,213,868	$8,580,961	$68,156,985	$72,680	$106,024,494

Rental expenses under non-cancellable operating leases arrangements for the years ended December 31, 2010, 2009 and for the period from January 8, 2008  (Inception) to December 31, 2008 was $9,847,333, $3,186,476 and $2,392,600, respectively. $1,579,608, $1,560,780 and $900,337 was of the rental expenses paid to the related parties for the years ended December 31, 2010, 2009 and for the period from January 8, 2008 (Inception) to December 31, 2008, respectively (see Note 15(a)).

The operating lease commitments below include both the related parties commitments and non-related parties commitments. The total future lease payments as of December 31, 2010 is summarized as follows:-

		Hire charge	Hire charge	Consumable
	Note	of dredgers	of crew	parts supply	Office rental	Total

Related parties commitments	15(a)	$-	$-	$-	$72,680	$72,680
Non-related parties commitments		29,213,868	8,580,961	68,156,985	-	105,951,814
		$29,213,868	$8,580,961	$68,156,985	$72,680	$106,024,494

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

18.	CONDENSED PARENT COMPANY FINANCIAL INFORMATION

For the purpose of preparing these supplemental condensed parent company (unconsolidated) financial statements, the Company records its investment in subsidiaries under the equity method of accounting as prescribed in ASC Topic 323, “Investments - Equity Method and Joint Ventures”. Such investment and long-term loans to subsidiaries are presented on the balance sheet as “Investments in subsidiaries” and the income of the subsidiaries is presented as “Equity in income of subsidiaries” on the statement of income.

These supplemental condensed parent company (unconsolidated) financial statements should be read in conjunction with the notes to the Company’s Consolidated Financial Statements. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

As of December 31, 2010, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except as separately disclosed in the Company’s Consolidated Financial Statements, if any.

CONDENSED BALANCE SHEETS
As of December 31,
2010
Assets
Cash	$21,509,633
Other receivables	122
Investments in subsidiaries	145,992,195
Total assets	$167,501,950

Liabilities and Shareholders' Equity
Current liabilities
Accrued liabilities and other payables	$176,675
Total liabilities	176,675

Shareholders' equity

Preferred stock, no par value; 25,000,000 shares authorized;
10,012,987 shares issued and outstanding (liquidation preference $50,064,935)	18,591,783
Common stock, 225,000,000 shares authorized with no par value;
52,677,323 shares issued and outstanding	-
Statutory reserves	14,964,028
Additional paid-in capital	97,837,402
Retained earnings	31,029,153
Accumulated other comprehensive income	4,902,909
Total stockholders' equity	167,325,275

Total liabilities and stockholders' equity	$167,501,950

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

18.	CONDENSED PARENT COMPANY FINANCIAL INFORMATION (…/Cont’d)

CONDENSED STATEMENT OF INCOME

For the Year Ended December 31, 2010

General and administrative expenses	$(1,198,877)
Equity income of subsidiaries	49,444,455
Net income	$48,245,578

CONDENSED STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2010

Net cash used in operating activities	$(1,022,324)

Net cash used in investing activities	(23,908,485)

Net cash provided by financing activities	46,443,286

Effect of exchange rate changes on cash	(2,844)

Cash, end of year	$21,509,633

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

19.	CONTINGENCIES

Legal proceeding

Fujian Service is a co-defendant in four related lawsuits brought by several individuals in Wenzhou, China, in May 2010. The lawsuits relate to a traffic accident that allegedly caused the deaths of two people and injuries to two other people by a truck. The plaintiffs alleged that the truck was hired for the Lingkun Construction Project, and that the owner, the general contractor and Fujian Service as the subcontractor of the Lingkun Construction Project, all of whom are co-defendants in these lawsuits, were responsible for the damages. The plaintiffs have claimed total damages of approximately $0.6 million. Currently these four lawsuits are handled by the court in the first instance. The first trial was held in January, 2011. The second trial was held in March, 2011 after which the trial proceedings of these four lawsuits have been completed. According to the PRC Civil Procedure Law the judgments of the court in the first instance for these four law suits are expected in a short term. If no party in the first instance institutes an appeal the judgments of the first instance shall be final. If the appeal is instituted, the judgments, if any, of the court of second instance shall be final. According to the applicable PRC laws and regulations, the expected chance for Fujian Service to pay the damages is remote. However, the court may take different point of view and make corresponding judgments. From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business.

20.	SUBSEQUENT EVENT

Purchase of a dredger

On January 4, 2011, Fujian Service entered into a sale and purchase agreement with Fujian Lutong Highway Engineering Construction Co., Ltd, a related party of Fujian Service, for the purchase of dredger Xinggangjun 9. The total consideration was approximately $13.61 million (equivalent to RMB89,830,000). The consideration was determined by reference to the valuation report value of $14.63 million (RMB96,590,000) with 7% discount. Pursuant to the supplemental sale and purchase agreement which dated on January 10, 2011, the consideration shall be paid off before January 31, 2011. On January 21, 2011, Fujian Service fully paid the total consideration. Since the dredger had been hired by Fujian Service, the delivery of the dredger was effective on the date of the agreement signed.