Form 20-F/A
period 2010-12-30
China Dredging Group Co., Ltd.
filed 2011-12-15
CIK 1447976

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 (Mark one)
FORM 20-F/A
(Amendment No. 1)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 30, 2010.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report:
for the transition period from __________ to ___________

Commission file number:  000-53465

China Dredging Group Co., Ltd.
(Exact name of the Registrant as specified in its charter)

British Virgin Islands
 (Jurisdiction of incorporation or organization)

Floor 18, Tower A, Zhongshan Building
No. 154, Hudong Road, Gulou District
Fuzhou City, Fujian Province, PRC
  (Address of principal executive offices)

Xinrong Zhuo
Floor 18, Tower A, Zhongshan Building
No. 154, Hudong Road, Gulou District
Fuzhou City, Fujian Province, PRC
Tel.: +86 591 8727 1266
Fax: +86 591 8727 5290
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: Ordinary Shares, no par value per share

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.         ☐ Item 17       ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes          ☒ No

EXPLANATORY NOTE

We are filing this Amendment No. 1 on Form 20-F (this “Amendment”) to our Form 20-F originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 27, 2011 (the “Original Filing”), for the purpose of making the following amendments:

•
To restate our consolidated financial statements for the year ended December 31, 2010 with respect to the accounting for our preferred shares and certain related features of our 2010 Private Placement.

•	To include exchange rate information.
•	To move disclosures relating to our directors and senior management from Item 1 to Item 6.
•	To include a risk factor regarding contractual obligations that may create potential conflicts of interest for our controlling shareholder.
•	To revise disclosures regarding PRC regulatory matters.
•	To include disclosure regarding our audit, compensation, and nomination committees.
•	To replace the description of our Memorandum and Articles of Association.
•	To include disclosures required by Items 15 and 16.A-16.G relating to various audit and corporate governance items.
•	To include certifications pursuant to the Sarbanes-Oxley Act of 2002.

We have also made certain minor grammatical or typographical revisions throughout this Amendment and conforming changes to the cover page and the Exhibit Index to this Amendment.

For convenience, we have repeated the Original Filing in its entirety.  Except for the changes contained in this Amendment that are noted above, this Amendment continues to speak as of the date of the Original Filing, does not reflect any subsequent information or events, and does not modify, amend or update in any way any other item or disclosure in the Original Filing.  All references in this Amendment to this “Report” on Form 20-F refer to the text of the Original Filing which has been included in this Amendment.

CERTAIN INFORMATION

Unless we indicate otherwise or the context otherwise requires, and for purposes of this Report only:

•	All share and per share data have been presented to give retrospective effect to our reorganization as described in the section entitled “Our Corporate Structure.”

•	“We,” “us,” “our company,” “our” and “China Dredging” refer to China Dredging Group Co., Ltd., a BVI company, and its subsidiaries and variable interest entities.

•	“China Dredging HK” refers to China Dredging (HK) Company Limited, a company organized under the laws of Hong Kong, a wholly owned subsidiary of China Dredging.

•	“Fujian Service” refers to Fujian Xing Gang Port Service Co., Ltd., our operating business in the PRC.

•
“Fujian WangGang” refers to Fujian WangGang Dredging Construction Co., Ltd., a PRC company, a wholly owned subsidiary of China Dredging HK and a wholly foreign-owned enterprise under PRC law.  Fujian WangGang holds 50% of the equity interest in Fujian Service.

•
“Wonder Dredging” refers to Wonder Dredging Engineering LLC, a PRC company, which holds a 50% equity interest in Fujian Service.  The shareholders of Wonder Dredging have transferred 100% of the economic benefit of Fujian Service and full voting and management control to Fujian WangGang.

•	“CAC” refers to Chardan Acquisition Corp., a BVI company.

•	The “Merger” refers to the merger of CAC with and into China Dredging, which was consummated on October 27, 2010.

•
“2010 Private Placement” refers to our private placement, between October 2010 to December 21, 2010, in multiple closings, of an aggregate of 10,012,987 preferred shares, at a purchase price of $5.00 per share with gross proceeds of approximately $50.1 million.

•	“Shares” or “ordinary shares” refers to our ordinary shares, no par value per share, and “preferred shares” refers to our Class A preferred shares, no par value per share.

•	“BVI” refers to the British Virgin Islands.

•	“China” or the “PRC” refers to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan.

•	The “U.S.” and the “United States” refers to the United States of America.

•	“RMB” or “Renminbi” refers to the legal currency of China and “$,” “dollar,” “US$” or “U.S. dollar” refers to the legal currency of the United States.

This Report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader.  Unless otherwise noted, including in the notes to our financial statements, all translations from Renminbi to U.S. dollars were made at the rate of US$1 = RMB6.83.  We make no representation that the Renminbi or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

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

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.           Selected Financial Data

The summary consolidated financial and operating data as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and for the 2008 period have been derived from our audited financial statements included elsewhere in this Report and reflect our financial results and position. This information is only a summary and should be read together with the financial statements, the related notes, the section entitled “Operating and Financial Review and Prospects” and other financial information included in this Report.

Our audited financial statements are prepared and presented in accordance with U.S. GAAP. Our results of operations in any period may not necessarily be indicative of the results that may be expected for any future period. See “Risk Factors” included elsewhere in this Report.

	For the Period
	from January 8,
	2008 (Inception)
	to December 31,	For the Years Ended December 31,
Statement of Operations Data	2008	2009	2010
	(Audited)	(Audited)	(Restated)

Contract revenue	$54,480,271	$80,333,891	$131,405,665
Cost of contract revenue	(25,424,227)	(38,715,490)	(58,723,528)
Gross profit	29,056,044	41,618,401	72,682,137
General and administrative expenses	(2,152,575)	(2,531,132)	(7,159,793)
Income from operations	26,903,469	39,087,269	65,522,344
Other (expense) income	(136,332)	(726,020)	(731,668)
Income before income taxes	26,767,137	38,361,249	64,790,676
Income tax expense	(6,696,745)	(9,596,651)	(16,556,396)
Net income	$20,070,392	$28,764,598	$48,234,280
Accretion of discount on Class A Preferred Shares	-	-	(22,293,720)
Net income attributable to ordinary shareholders	$20,070,392	$28,764,598	$25,940,560

Earnings per share
Earnings per ordinary share
– Basic	$0.38 (1)	0.55 (1)	0.50
– Diluted	$0.38 (1)	0.55 (1)	0.50
Weighted average number of ordinary shares outstanding
– Basic	52,177,323	52,177,323	52,264,994
– Diluted	52,177,323	52,177,323	52,264,994

(1)
The earnings per share for 2008 and 2009 were calculated as if the existing corporate structure had been in existence throughout the periods presented and as if the reorganization had occurred as of the beginning of the earliest period presented.

	December 31,
Balance Sheet Data	2008	2009	2010
	(Audited)	(Audited)	(Restated)
Assets
Total current assets	$1,362,142	$25,984,418	$102,411,948
Total other assets	56,925,865	54,130,835	76,823,403
Total assets	$58,288,007	$80,115,253	$179,235,351
Liabilities and equity
Liabilities
Total current liabilities	$22,068,848	$9,282,633	$11,910,076
Total non-current liabilities	6,962,257	3,295,738	15,618,995
Total liabilities	29,031,105	12,578,371	27,529,071
Class A Preferred Shares	—	—	43,929,923
Owners’/Shareholders’ equity	29,256,902	67,536,882	107,776,357
Total liabilities and equity	$58,288,007	$80,115,253	$179,235,351

Exchange Rate Information

We conduct substantially all of our operations in China.  A substantial portion of our sales and our costs and expenses are denominated in Renminbi.  We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rates stated below, or at all.  The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated.  These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this Report or will use in the preparation of other reports or any other information to be provided to you.  For all dates and periods through December 31, 2008, exchange rates of Renminbi into the U.S. dollar are based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.  For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board.

	Noon Buying Rate
Period	Period End	Average (1)	Low	High
		(RMB per $1.00)
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7696	6.8330	6.6000
2011
January	6.6017	6.5964	6.6364	6.5809
February	6.5713	6.5761	6.5965	6.5520
March	6.5483	6.5645	6.5743	6.5483
April	6.4900	6.5267	6.5477	6.4900
May	6.4786	6.4957	6.5073	6.4786
June	6.4365	6.4746	6.4830	6.4628
July	6.4360	6.4575	6.4720	6.4360
August	6.3778	6.4036	6.4401	6.3778
September	6.3780	6.3885	6.3975	6.3780
October	6.3547	6.3710	6.3825	6.3534
November (through November 25)	6.3802	6.3512	6.3802	6.3400

(1)	Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.           Capitalization and Indebtedness

Not applicable.

C.           Reasons for the Offer and Use of Proceeds

Not applicable.

D.           Risk Factors

RISKS RELATING TO OUR BUSINESS AND INDUSTRY

Our performance depends upon public spending on marine transportation infrastructure, which may significantly decline.

Our ability to generate revenues significantly depends upon the PRC government’s public spending on marine transportation infrastructure, primarily for the construction and improvement of ports and waterways.  Our major customers include PRC government agencies at the national, provincial and local levels, and state-owned enterprises.  We are therefore affected by changes in public works’ budgets.  The future growth of the dredging industry in the PRC depends significantly upon the continued availability of major marine transportation infrastructure projects.  The nature, extent and timing of these projects will, however, be determined by the interplay of a variety of factors, including the PRC government’s spending in the marine transportation infrastructure industry in the PRC and the general conditions and prospects of the PRC economy.  The PRC government’s spending in the marine transportation infrastructure industry has historically been, and we expect to continue to be, affected by general PRC economic trends and subject to fluctuation.  Should there be a significant reduction in public spending on marine transportation infrastructure projects in the PRC and we fail to open up new markets in or outside the PRC, our operations and profits could be materially and adversely affected.

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

Our customer base has been, and we expect it to remain, highly concentrated.  For each of the years ended December 31, 2010 and 2009, four customers accounted for 78.1% and 100%, respectively, of our total revenues.  We expect our total revenues to remain heavily concentrated with a small group of customers.  We may lose customers from time to time, and if our customer base remains highly concentrated, the loss of, or reduction of our sales to, any such major customers could have a material adverse effect on our business, operating results and financial condition.

Our general contractor customers may continue to expand internal capacity and modernize their fleets which may reduce their reliance on subcontracting and limit our business growth.

Our largest general contractor customers have subcontracted a substantial amount of dredging work in the past, reflecting a large shortfall in internal capacity.  If these customers continue to invest in a modern fleet for larger capacity and better efficiency, they may reduce reliance on subcontracting.  Since our prospects for growth are primarily driven by increases in subcontracting by our major customers, a reduced subcontracting demand from those customers would adversely impact our growth prospects.

Our operations may cause substantial harm to persons, property and the environment, which could hurt our reputation and, to the extent they are not covered contractually or by insurance could cause us to incur substantial costs.

Our operations are subject to hazards inherent in providing dredging and related support services, such as the risk of equipment failure, vessel collision or other transit related accidents, industrial accidents, fire and explosion.  These hazards can cause personal injuries and losses of lives, business interruptions, property and equipment damage, pollution and environmental damage.  We may be subject to claims as a result of incidents relating to these and other hazards.  For example, Fujian Service was sued in four related lawsuits brought by several individuals in Wenzhou, China, in May 2010.  The lawsuits related to a traffic accident that allegedly caused the deaths of two people and injuries to two other people.  The plaintiffs alleged that a truck was hired for the Wenzhou Lingkun working area multiple function port construction project, or the Lingkun Construction Project, and that the owner, the general contractor and Fujian Service as the subcontractor of the Lingkun Construction Project, all of whom were named as co-defendants in these lawsuits, were responsible for the damages.  The plaintiffs claimed total damages of approximately $0.6 million.  Although Fujian Service was held not responsible for any of the plaintiffs’ claims, similar unpredictable events could occur in the future and adversely affect our operations.

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

•
Insurance coverage may not be sufficient because it may not be possible to obtain adequate insurance against some risks on commercially reasonable terms, or at all.  Insurance products, in particular, have become increasingly expensive and sometimes very difficult to obtain.  In this regard, consistent with what we believe is customary practice in the PRC, we do not carry any business interruption insurance.  While we do have Ship Pollution Liability coverage for certain environmental damage and third-party losses that arise from fuel or chemical leaks from the three vessels that we own, there may be circumstances in which we would not be fully covered or compensated for losses and liabilities arising from interruptions to our operations, construction accidents, defects in our work or other risks by insurance that we have maintained.  Our Ship Pollution Liability coverage is for up to approximately $732,000 annually for Xinggangjun #66, $366,000 annually for Xinggangjun #3, $309,000 annually for Xinggangjun #6 and $309,000 annually for Xinggangjun #9.

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

Most of our contracts provide for progress payments from our general contractor customers based upon the value of work completed upon reaching certain milestones.  Generally a site engineer issues a progress certificate certifying the work progress in the preceding contract stage.  The customers then effect payments with reference to these certificates.  As a result, we are often required to commit resources to projects prior to receiving payment from customers in amounts sufficient to cover expenditures on the projects as they are incurred.  These progress payments may not be remitted by customers to us on a timely basis and we may not be able to efficiently manage the level of bad debt arising from such payment practice.

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

The transportation infrastructure industry in which we operate is generally capital intensive.  It requires significant capital to acquire, maintain and operate our vessels and facilities, resulting in high fixed costs.  It also requires significant capital to purchase dredging equipment, develop new services and implement new technologies.  Our capital expenditures may increase as a result of the further upgrade of our dredging fleet and expansion of our scope of operations.

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

Backlog represents our estimate of the contract value of work that remains to be completed on firm contracts that have not yet commenced and on contracts in progress as at a certain date.  The contract value of a project represents the revenue that is expected to be received under the terms of the contract if the contract is performed in accordance with its terms.  As of December 31, 2010, we had a backlog of approximately $62.3 million.  The revenues anticipated by our backlog may not be realized and, if realized, may not result in profits.  Projects may remain in backlog for an extended period of time.  In addition, project cancellations or scope adjustments may occur from time to time, which could reduce the dollar amount of the backlog and the revenue and profits that are ultimately earned from the contracts.  For instance, in October 2010 we formally deferred three contracts totaling approximately $44.6 million which were reported in our backlog as of June 30, 2010.  We believe these deferral agreements created enough uncertainty about when the contracts would be performed that they should no longer be included in our backlog.  By mutual agreement, these three contracts were, subsequent to December 31, 2010, replaced by three other one-year contracts for which work has commenced with an aggregate contract value of approximately $61.0 million.  Accordingly, investors should not unduly rely on the backlog information presented in this Report as an indicator of our future earnings.  In addition, since our backlog represents less than six months of potential revenue, our longer-term results depend significantly on our ability to convert our bid- and negotiation-stage project pipeline into backlog, which we may be unable to do.

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

The PRC government has published extensive environmental, safety and health regulations with which we need to comply.  Failure to comply with these regulations may result in penalties, fines, suspension or revocation of our licenses or permits to conduct business, and litigation.  Given the magnitude and complexity of these regulations, compliance with them may be difficult or involve the expenditure of significant financial and other resources to establish effective compliance and monitoring systems.  In addition, these regulations are constantly evolving.  The PRC government may impose additional or stricter laws or regulations, compliance with which may cause us to incur significant costs that we may not be able to pass on to our customers.  Furthermore, some of the new overseas markets that we are seeking to enter may have more onerous environmental, safety and health regulations than China, compliance with which may be very costly and could hinder our endeavors to enter these new overseas markets.  In addition, we face numerous PRC regulatory risks associated with our operations in China.  Please see “— Risks Relating to Doing Business in the PRC” and “PRC Government Regulations.”

Our operations depend heavily on the timely availability of an adequate supply of supplies and consumable parts at acceptable prices and quality.

To operate successfully, we must obtain from our suppliers sufficient quantities of supplies and consumable parts, such as mud pipe and dredge pumps at acceptable prices and quality and in a timely manner. In 2009 and 2010, the cost of supplies and consumable parts accounted for approximately 76.8% and 73.1%, respectively, of our total cost of contract revenue. During times of short supply, we may have to pay significantly higher prices to obtain the supplies and consumable parts required for our operations. Most of our dredging contracts specify a fixed unit price and we are responsible for procuring supplies and consumable parts needed for the projects. As a result, when prices of such supplies and consumable parts increase, we are unlikely to be able to pass the price increases on to our customers. In addition, we have entered into fixed price supply contracts with some of our suppliers, under which we are obligated to procure a fixed amount of supplies and consumable parts annually. Although we negotiate these agreements on an annual basis, in the event when prices of such supplies and consumable parts drop, we are unlikely to be able to procure the supplies and consumable parts of similar quality from a cheaper source. The profitable performance of our contracts also requires components and supplies of high quality. If quality supplies and consumable parts are not available, it could directly and adversely affect the quality, timeliness or efficiency of our work, undermine our reputation and increase the chances of potential disputes and liabilities, all or any of which may negatively affect future profits and projected growth.

We face significant competition in the markets in which we operate, which could adversely affect our financial results and business prospects.

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

We require operating permits and licenses to conduct our business in PRC waters and we must comply with the restrictions and conditions imposed by various levels of government to maintain our permits and licenses.  Such restrictions include limitations on foreign ownership of the enterprises which own the PRC-registered vessels and the licensed entity performing dredging works, maintenance of sufficient number of qualified personnel, maintenance of sufficient project track records and compliance with safety regulations and environment protection regulations and maintenance of various licenses of the dredging vessels.  If we fail to comply with any of the regulations required for the maintenance of our licenses, our licenses could be temporarily suspended or even revoked, or the renewal of our licenses upon expiration of their original terms may be delayed, which would directly impact our ability to undertake dredging work and reduce our revenue and profit.  For a detailed discussion of the effects of restrictions on foreign ownership of the enterprise which owns the PRC-registered vessels, the licensed entity performing dredging works and other conditions, please see “— Risks Relating to Doing Business in the PRC” and “PRC Government Regulations.”

Our controlling shareholder has contractual obligations that may create potential conflicts of interest.

In October 2010, our controlling shareholder, a company controlled by Mr. Xinrong Zhuo, our Chairman of the Board of Directors and Chief Executive Officer, placed into escrow 15,000,000 of our ordinary shares, or the Make-Good Escrow, pursuant to a securities escrow agreement, for the purpose of providing protection to the investors participating in our 2010 Private Placement in the event we do not achieve certain net income thresholds for the years ended 2010 and 2011.  If we were not to achieve the thresholds set forth below, holders of our preferred shares will receive additional shares from the Make-Good Escrow, up to the full number of shares held in the Make-Good Escrow.  Although we already achieved the applicable threshold for 2010 and believe we are likely to achieve the applicable threshold for 2011, our belief may be mistaken.  If we do not achieve the applicable threshold for 2011, Mr. Zhou would face a loss of significant value associated with the escrow shares, which represent approximately 28.5% of our outstanding ordinary shares and could cause him to cease to be our controlling shareholder.  A conflict of interest could develop between us and Fujian Service if Mr. Zhuo loses his interest in the escrow shares but, through his membership in the common control group that controls Fujian Service, retains ownership of Fujian Service.  Any such conflict of interest may materially and adversely affect our financial condition or results or operation.

We may encounter unexpected difficulties in expanding into new markets.

As we broaden the scope of our geographical operations within the PRC it places additional demands on our management resources.  Such expansion also increases the requirements for spare parts and consumable inventories because our business model contemplates maintaining minimum quantities of key items close enough to each vessel to be delivered quickly.  Further, it requires us to become familiar with and manage our operations in keeping with local requirements with which we may not be familiar.  Any of these factors could adversely affect the cost and efficiency of our dredging operations and our financial performance.

Although we have no plans to do so, we may expand the geographical coverage of our operations outside the PRC to meet the evolving needs of our key customers who are expanding internationally to places such as Vietnam, Taiwan and other Asian countries.  Expansion into overseas markets carries with it many associated risks, including risks relating to being relatively new in such markets and unfamiliar with and unable to manage the requirements of operating there.  Expansion into overseas markets could also stretch our capital, personnel and management resources to a greater extent than further geographical expansion within the PRC.  In addition, there may be many established incumbent players in these markets, who already enjoy a significant presence, and it may be difficult for us to win market share from them.  Some of the overseas markets that we could potentially enter may have high barriers of entry to foreign competitors and any such expansion outside of the PRC may not be successful.

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

RISKS RELATING TO DOING BUSINESS IN THE PRC

The political and economic policies of the PRC government could affect our businesses and results of operations.

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

We may be required to obtain prior approval from Ministry of Commerce and the China Securities Regulatory Commission for the Merger and the listing and trading of our securities on any U.S. stock exchange.

On August 8, 2006, six PRC regulatory authorities, including the Ministry of Commerce, or MOFCOM, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the China Securities Regulatory Commission, or the CSRC, and SAFE jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which became effective on September 8, 2006 and was amended on June 22, 2009 by the MOFCOM, or the M&A Regulations.  The M&A Regulations, among other things, require that the approval from MOFCOM be obtained for acquisitions of affiliated domestic entities by foreign entities established or controlled by domestic natural persons or enterprises, and also require that an offshore special purpose vehicle, or SPV, formed for purposes of overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals, obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange.  On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by SPVs.  The CSRC approval procedures require the filing of a number of documents with the CSRC.

As of the date of this Report, the application of the M&A Regulations remains unclear, with no consensus among leading PRC law firms regarding the scope and applicability of the CSRC approval requirement.  Our PRC legal counsel, based on its understanding of current PRC laws, regulations and rules, has advised us that the M&A Regulations are not applicable to us or the Merger we already consummated and that any potential quotation of our securities on the OTCBB or any listing and trading of our securities on a U.S. stock exchange would not require CSRC’s approval because our founder and controlling shareholder, Mr. Xinrong Zhuo, is not a mainland PRC natural person.  However, the relevant PRC government authorities, including MOFCOM and the CSRC, may reach a different conclusion than our PRC counsel.  If prior approval from MOFCOM or the CSRC is required but not obtained, we may face sanctions by MOFCOM, the CSRC or other PRC regulatory agencies.  Consequently, MOFCOM, the CSRC or other PRC regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operations in the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our securities.  MOFCOM, the CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, not to commence a public offering.

The Circular of the General Office of the State Council on the Establishment of Security Review System Regarding the Merger and Acquisition of Domestic Enterprises by Foreign Investors promulgated on February 3, 2011, or the Circular of Security Review, and the Regulations of Implementing the Security Review System Regarding Merger and Acquisition of Domestic Enterprises by Foreign Investors promulgated by MOFCOM on August 25, 2011, or the Regulations of Security Review collectively, provide that as of March 5, 2011, any foreign investor should file an application with MOFCOM for the merger and acquisition of domestic enterprises in sensitive sectors or industries. Furthermore, the aforementioned security review shall not be substantially evaded by VIE control or any other methods. The Circular of Security Review was put into effect on March 5 2011. As our current ownership structure or contractual arrangements were established before 2011, our PRC counsel has advised us that the Regulations of Security Review do not apply to us. However, the relevant PRC regulatory authorities may have a different view or interpretation in this regard when implementing the Regulations of Security Review. As a result, our future mergers and acquisitions of PRC domestic enterprises may be subject to PRC security review, which could be time-consuming and complex, and in turn affect our ability to expand our business or maintain our market share.

Due to various restrictions under PRC laws on the distribution of dividends by our PRC operating companies, we may not be able to pay dividends to our shareholders.

The Wholly-Foreign Owned Enterprise Law (1986), as amended, The Wholly-Foreign Owned Enterprise Law Implementing Rules (1990), as amended, and the Company Law of the PRC (2006) contain the principal regulations governing dividend distributions by Wholly-Foreign Owned Enterprises, or WFOEs.  Under these regulations, WFOEs may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations.  Additionally, they are required to set aside each year 10% of its net profits (if any), based on PRC accounting standards, to fund a statutory surplus reserve until the accumulated amount of such reserve reaches 50% of their respective registered capital.  These reserves are not distributable as cash dividends except in the event of liquidation and cannot be used for working capital purposes.  The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC.  We may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from the profits of Fujian WangGang.

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

To comply with applicable PRC laws, rules and regulations, we directly own 50% equity interests of Fujian Service, our operating company, and entered into the VIE Agreements with Wonder Dredging, which is a PRC domestic company and legal owner of the other 50% equity interests of Fujian Service, and the shareholders of Wonder Dredging.  We believe these contractual arrangements give us total control and 100% beneficial interest in the 50% of Fujian Service and 100% of Wonder Dredging that we do not directly own.  We have been advised by our PRC legal counsel that (a) our contractual arrangements are in compliance with the requirements of applicable PRC laws and regulations and are in full force and effect; (b) the execution, delivery, effectiveness, enforceability and performance of the such contractual arrangements by any of the our subsidiaries do not (i) result in any violation of the provisions of the articles of association, business licenses or other constitutive documents of such parties, (ii) conflict with or constitute a breach of any contracts, agreements, or other instruments to which any such parties is a party or by which any of them may be bound, or to which any of the property or assets of such parties is subject, or (iii) result in any violation of any judgment, award, order, writ or decree of any government body, court, arbitration panel, domestic or foreign, having jurisdiction over any such party.  However, the relevant PRC regulatory authorities have broad discretion in determining whether a particular corporate structure or contractual arrangement violates applicable PRC laws, rules and regulations, and may take a different view from that of our PRC legal counsel.  If the current ownership structure or contractual arrangements is found to be in violation of any existing or future PRC laws, rules or regulations, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including imposition of fines, revocation of the business and operating licenses of Fujian Service, whose business and operating licenses are essential to the operation of our business, confiscation of our income or the income of Fujian Service, or requiring us, our PRC subsidiary and Fujian Service to restructure the relevant ownership structure, operations or contractual arrangements and taking other regulatory or enforcement actions that could be harmful to our business.

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

Since applicable PRC laws, rules and regulations restrict foreign ownership in the enterprises which own the ships allowed to operate within PRC waters, we only directly own 50% equity interests of Fujian Service, our operating company, and entered into a series of contractual arrangements with Wonder Dredging, which is a PRC domestic company and legal owner of the other 50% equity interests of Fujian Service, and all the shareholders of Wonder Dredging.  Fujian Service holds the licenses and approvals pertaining to the operation of our dredging business.  We conduct our dredging business and derive related revenues through the direct ownership and contractual arrangements.  As we do not have a controlling ownership interest in Fujian Service, these contractual arrangements, including the voting proxies granted to us, may not be as effective in providing us with control over these companies as 100% direct or indirect ownership.  If we were the controlling shareholder of Fujian Service with direct or indirect ownership, we would be able to exercise our rights as shareholder to effect changes in the board of directors more effectively, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level.

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

If SAFE determines that its foreign exchange regulations concerning “round-trip” investment apply to us and our shareholding structure, a failure by our shareholders or beneficial owners to comply with these regulations may restrict our ability to distribute profits, restrict our overseas and cross-border investment activities or subject us to liability under PRC laws, which may materially and adversely affect our business and prospects.

In October 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fundraising and Roundtrip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, which became effective as of November 1, 2005 and which was supplemented by several notices and regulations thereafter.  We refer to them collectively as SAFE Circular No. 75.  Under SAFE Circular No. 75, PRC citizens, residents and entities who make, or have previously made prior to the implementation of SAFE Circular No. 75, direct or indirect investments in offshore SPVs will be required to register those investments with the local branch of SAFE.  In addition, any PRC citizen, resident, or entity which is a direct or indirect shareholder of an SPV is required to update the previously filed registration with the local branch of SAFE, with respect to that SPV, to reflect any material change. Moreover, the PRC subsidiary of the SPV is required to urge its shareholders who are PRC citizens, residents, or entities to update their registration with the local branch of SAFE.  The registration and filing procedures under SAFE Circular No. 75 are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investments or shareholders’ loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquidating distributions, equity sale proceeds or the return of funds upon a capital reduction.

Because our founder and controlling shareholder, Mr. Xinrong Zhuo, obtained his Hong Kong identity card in 2005 and surrendered his PRC identity subsequently thereto but still resides in mainland China, there is a risk that he may be determined as the PRC resident defined in SAFE Circular No. 75.  Due to the uncertainty over how SAFE Circular No. 75 will be interpreted and implemented, we cannot predict how it will affect our business operations or future strategies.  If SAFE Circular No. 75 were determined to apply to us or any of our PRC resident shareholders, none of whom has made registrations or filings according to SAFE Circular No. 75, a failure by any of our shareholders or beneficial owners to comply with SAFE Circular No. 75 may subject the relevant shareholders or beneficiaries to penalties under PRC foreign exchange administrative regulations, and may subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure and capital inflow from the offshore entity, which would have a material adverse effect on our business, financial condition, results of operations and liquidity as well as our ability to pay dividends or make other distributions to our shareholders.  In addition, we may not be informed of the identities of the beneficial owners of our company and our Chinese resident beneficial owners, if any, may not comply with SAFE Circular No. 75.  The failure or inability of our beneficial owners who are PRC citizens, residents or entities to make or amend any required registrations may subject these PRC residents or our PRC subsidiary to fines and legal sanctions, and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to make distributions or pay dividends to us, as a result of which our business operations and our ability to distribute profits to you may be materially and adversely affected.

The dividends we receive from our Chinese subsidiaries and our global income may be subject to Chinese enterprise income tax, which would have a material adverse effect on our results of operations; our foreign securities holders will be subject to a Chinese withholding tax upon the dividends payable by us and subject to the income tax on the gains on the sale of securities, if we are classified as a Chinese “resident enterprise.”

Under the PRC’s Enterprise Income Tax Law, or the EIT Law, dividends, interests, rent, royalties and gains on transfers of property payable by a foreign-invested enterprise in China to its foreign investor who is a non-resident enterprise will be subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax.  Under the arrangement for avoidance of double taxation between mainland China and Hong Kong, the effective withholding tax applicable to a Hong Kong non-resident company is 5% if it directly owns no less than a 25% stake in the Chinese foreign-invested enterprise.

Under the EIT Law, an enterprise established outside China with its “de facto management body” within China is considered a “resident enterprise” in China and is subject to the Chinese enterprise income tax at the rate of 25% on its worldwide income.  China Dredging, our BVI holding company, may be deemed to be a PRC resident enterprise under the EIT Law and be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income.  It is also unclear whether the dividends we receive from Fujian WangGang will constitute dividends between resident enterprises and therefore will be exempted from income tax, even if we are deemed to be a “resident enterprise” for PRC enterprise income tax purposes.  If the Chinese tax authorities subsequently determine that we should be classified as a resident enterprise, foreign securities holders will be subject to a 10% withholding tax upon dividends payable by us and subject to income tax upon gains on the sale of securities under the EIT Law.  Any such tax may reduce the returns on your investment in our securities.

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

To be eligible for the Level-II qualification, a construction company is required to meet certain criteria as set forth in the PRC Criterion for Qualifications of Construction Enterprises, or Qualification Regulations.  Fujian Service meets all of the criteria for the Level-II qualification except the following:  (i) it does not have a dredger with 2 cubic meter volume; (ii) it does not have 150 or more engineers and financial managers; and (iii) the project manager does not have 10 years or more experience in construction management with a minimum of mid-level class qualification.  Fujian Service plans to recruit the personnel with the requisite experiences and qualifications and to purchase a dredger with 2 cubic meter volume so as to be eligible for the Level- II qualification.  However, it may take significant time for Fujian Service to meet such criteria.  As Fujian Service has not complied with the relevant laws and regulations, such application may not be approved.  If Fujian Service fails to upgrade its qualification in a timely manner and meanwhile continues to undertake projects exceeding the scope of Level-III qualification, it may be subject to fines, confiscation of the gains derived from the business activities or the suspension of operations, and the contracts may be ruled unenforceable or void if any dispute arises, which could materially and adversely affect our business and results of operations.

Fujian Service has not obtained the consents from construction project owners for a substantial number of contracts in-progress and which therefore may be held invalid and subject it to confiscation of the associated income.

According to the 1997 PRC Construction Law and other related regulations, if a general contractor subcontracts part of the projects to subcontractors with appropriate qualifications, except for the subcontracting as permitted in the general contracting agreement, prior approval from project owners is required.  According to the Interpretation by the PRC Supreme Court Concerning the Application of Law in Trial of Dispute Cases Involving Construction Project Contracts, if a contractor illegally assigns or subcontracts the construction project, such act is invalid.  The people’s court may confiscate the illegal income already obtained by the party according to Article 134 of the Civil Law General Principles.  Among Fujian Service’s historical subcontracts, only a few general contractors have obtained the consent from the project owner, and of our construction projects in progress no such consents have been obtained.  We have not been involved in disputes with general contractors or project owners so far, but we may encounter such disputes in the future.  In the event a general contractor is decided by a court to subcontract the construction project illegally, the revenues of Fujian Service may be confiscated, which could materially and adversely affect our business and results of operations.

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

Our employment practices may be adversely impacted under the labor contract law of the PRC.

The PRC National People’s Congress promulgated the Labor Contract Law, which became effective on January 1, 2008.  Compared to previous labor laws, the Labor Contract Law provides stronger protection for employees and imposes more obligations on employers.  According to the Labor Contract Law, employers have the obligation to enter into written labor contracts with employees to specify the key terms of the employment relationship.  The law also stipulates, among other things, (i) that all written labor contracts shall contain certain requisite terms; (ii) that the length of trial employment periods must be in proportion to the terms of the relevant labor contracts, which in any event may not be longer than six months; (iii) that in certain circumstances, a labor contract is deemed to be without a fixed term and thus an employee can only be terminated with cause; and (iv) that there are certain restrictions on the circumstances under which employers may terminate labor contracts as well as the economic compensations to employees upon termination of the employee’s employment.  A significant number of our employees are contracted through Fujian Haiyi International Ship Service Agency Co., Ltd., a third-party agency company, in the case of the dredgers owned by Fujian Service, and through the lessors, in the case of the dredgers leased by Fujian Service.  Fujian Haiyi International Ship Service Agency Co., Ltd. and the lessors are responsible for managing, among others, payrolls and social insurance contributions of these employees.

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

Fujian Service has not made past housing fund payments for and on behalf of its employees and may be required to make such payments and may be subject to fines or penalties.

Under the Administrative Regulation on Housing Fund, an employer must make a housing fund payment and deposit registration upon its establishment and pay the housing fund for and on behalf of its employees at a percentage between 5% and 12% of the respective employee’s monthly average wage of the preceding year.  Where an employer fails to make the housing fund payment and deposit registration, the housing fund administration authority may order it to complete the registration within a time limit or be assessed a fine of RMB10,000 to RMB50,000.  Where an employer fails to make the housing fund payment for and on behalf of its employees within the time limit or under the requisite percentage, it may be ordered by the housing fund administration authority to deposit the fund within a time limit, together with late fees of 0.03% of such amount.  Fujian Service has not made the housing fund payment and deposit registration or paid the housing fund for and on behalf of its employees due to inconsistent implementation and interpretation by local authorities in the PRC and different levels of acceptance of the social security system by employees.  In the future, Fujian Service may be required to make such past housing fund payments, pay late fees, and pay fines for non-compliance.  Any judgment or decision against Fujian Service in respect of outstanding housing fund matters could have an adverse effect on our results of operations.

Currency fluctuations and restrictions on currency exchange may adversely affect our business, including limiting our ability to convert Renminbi into foreign currencies and, if Renminbi were to decline in value, reducing our revenue in U.S. dollar terms.

Our reporting currency is the U.S. dollar and our operations in the PRC use their local currency as their functional currencies.  Substantially all of our revenue and expenses are in Renminbi.  We are subject to the effects of exchange rate fluctuations with respect to any of these currencies.  For example, the value of the Renminbi depends to a large extent on PRC government policies and the PRC’s domestic and international economic and political developments, as well as supply and demand in the local market.  Since 1994, the official exchange rate for the conversion of Renminbi to the U.S. dollar had generally been stable and the Renminbi had appreciated slightly against the U.S. dollar.  However, in July 2005, the PRC government changed its policy of pegging the value of Renminbi to the U.S. dollar.  Under the new policy, Renminbi may fluctuate within a narrow and managed band against a basket of certain foreign currencies.  As a result of this policy change, Renminbi appreciated more than 20% again the U.S. dollar in the following three years.  Since July 2008, however, the Renminbi has traded within a narrow range against the U.S. dollar.  As a consequence, the Renminbi has fluctuated significantly since July 2008 against other freely traded currencies, in tandem with the U.S. dollar.  On June 19, 2010, the PBOC announced that the PRC government would further reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate.  It is difficult to predict how this new policy may impact the Renminbi exchange and the Renminbi may not be stable against the U.S. dollar or any other foreign currency.

The statements of our operations are translated into U.S. dollars at the average exchange rates in each applicable period.  To the extent the U.S. dollar strengthens against foreign currencies, the translation of these foreign currency denominated transactions results in reduced revenue, operating expenses and net income for our operations.  Similarly, to the extent the U.S. dollar weakens against foreign currencies, the translation of these foreign currency denominated transactions results in increased revenue, operating expenses and net income for our operations.  We are also exposed to foreign exchange rate fluctuations as we convert the financial statements of our foreign subsidiaries into U.S. dollars in consolidation.  For example, our net income as measured in Renminbi was RMB325.6 million for the year ended December 31, 2010 compared to RMB196.5 million for the year ended December 31, 2009, an increase of 65.7%.  However, our net income as measured in U.S. dollars was $48.2 million for the year ended December 31, 2010 compared to $28.8 million for the year ended December 31, 2009, an increase of 67.4%.  If there is a change in foreign currency exchange rates, the conversion of the foreign subsidiaries’ financial statements into U.S. dollars will lead to a translation gain or loss which is recorded as a component of other comprehensive income.  In addition, if we have assets or liabilities that are denominated in currencies other than the relevant entity’s functional currency, changes in the functional currency value of these assets and liabilities would create fluctuations that lead to a transaction gain or loss.  We have not entered into agreements or purchased instruments to hedge exchange rate risks, although we may do so in the future.  The availability and effectiveness of any hedging transaction may be limited and we may not be able to successfully hedge its exchange rate risks.

Although PRC governmental policies were introduced in 1996 to allow the convertibility of Renminbi into foreign currency for current account items, conversion of Renminbi into foreign exchange for capital items, such as foreign direct investment, loans or securities, requires the approval of SAFE, which is under the authority of the PBOC.  These approvals, however, do not guarantee the availability of foreign currency conversion.  We may not be able to obtain all required conversion approvals for our operations and PRC regulatory authorities may impose greater restrictions on the convertibility of Renminbi in the future.  Because a significant amount of our future revenue may be in the form of Renminbi, our inability to obtain the requisite approvals or any future restrictions on currency exchanges could limit our ability to utilize revenue generated in Renminbi to fund our business activities outside of the PRC, or to repay foreign currency obligations, including our debt obligations, which would have a material adverse effect on our financial condition and results of operations.

RISKS RELATING TO OUR SECURITIES

There is no public market for our shares and you may not be able to resell our shares at or above the price you paid, or at all.

No public market currently exists for our shares.  We may in the future pursue a trading market for our shares (or American depository shares, or ADSs, representing our shares).  However, we may not do so, and we may be unable to maintain any such a trading market.  In addition, because we became a public reporting company as a result of a merger with public reporting, non-trading shell company, we may be unable to list on certain U.S. stock exchanges that impose “seasoning” requirements on reverse merger companies.  Such requirements would prohibit listing of our shares (or ADSs) unless they have traded in another market for an adequate period of time, at fixed bid price levels, and with an adequate number of round lot shareholders.  We may be unable to meet these requirements, which could adversely impact our ability to access U.S. stock exchanges.  If an active trading market for our shares (or ADSs) does not develop, the market price and liquidity of our shares (or ADSs) will be materially and adversely affected.  You may need to hold your shares (or ADSs) for an indefinite period of time and may face a complete loss on your investment.

Our corporate actions are substantially controlled by our officers, directors and principal shareholders and their affiliated entities.

Our executive officers, directors and principal shareholders and their affiliated entities beneficially own approximately 74.2% of our outstanding shares. These shareholders, if they acted together, would control matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions, and they may not act in the best interests of our minority shareholders. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company. These actions maybe taken even if they are opposed by our other shareholders.

We may need additional capital, and the sale of additional equity securities could result in additional dilution to our shareholders.

We believe that our cash and cash equivalents, and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

Because we do not expect to pay dividends in the foreseeable future you must rely on price appreciation of our shares for return on your investment.

We have never declared or paid any cash dividends on our ordinary shares or preferred shares.  We do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future and plan to retain earnings, if any, for use in the development of our business.  Therefore, you should not rely on an investment in our shares (or ADSs) as a source for any future dividend income.  Our board of directors has significant discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial position, contractual restrictions, BVI and PRC laws, and other factors deemed relevant by our board of directors.  Accordingly, the return on your investment in our shares (or ADSs) will likely depend entirely upon any future price appreciation of our shares (or ADSs).  Our shares (or ADSs) may not appreciate in value or even maintain the price at which you purchased our shares (or ADSs).  You may not realize a return on your investment in our shares (or ADSs) and you may even lose your entire investment.

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

We are a company with limited accounting personnel and other resources to address our internal control over financial reporting. In connection with the audit of our financial statements included in this Report, we identified what we believe would constitute a “material weakness” in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis by the company’s internal controls. The material weakness we identified was that none of our employees had any formal training in U.S. GAAP and the rules and regulations of the U.S. Securities and Exchange Commission, or the SEC. Our Chief Financial Officer also does not have such training, and we may not be able to remediate this material weakness without significant expense, if at all. We also may face additional material weaknesses in the future. Therefore, there is a risk that our current or future financial statements may not be properly prepared in accordance with the U.S. GAAP or that our current or future disclosures are not in compliance with SEC rules and regulations. If we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal control over financial reporting. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business.

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

ITEM 4. INFORMATION ON THE COMPANY

A.           History and Development of the Company

Our Corporate Structure

We are a BVI holding company incorporated on April 14, 2010.  We conduct our dredging operations through our PRC subsidiary, Fujian Service.  Before the reorganization in May 2010, Fujian Service was owned by Mr. Qing Lin and Mr. Panxing Zhuo, who are, respectively, the brother-in-law and the father of Mr. Xinrong Zhuo, our Chairman and Chief Executive Officer.  Mr. Qing Lin and Mr. Panxing Zhuo, pursuant to an agreement, held their interests as the representatives of the family.  The agreement also gave Mr. Xinrong Zhuo the exclusive right to make executive decisions and manage Fujian Service.  China Dredging is incorporated by three entities, namely, Venus Seed Co. Ltd., or Venus, whose beneficial owner is Kit Chan, one of our independent directors, Saturn Glory Co. Ltd., or Saturn, whose beneficial owner is Bin Lin, our Senior Vice President, and Mars Harvest Co. Ltd., or Mars, whose beneficial owner is Xinrong Zhuo, our Chairman and Chief Executive Officer.

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

Fujian Service, which is our operating entity with Renminbi 200,000,000 ($29,002,371 at December 31, 2010) registered capital, was incorporated in January 2008.  Before the reorganization in May 2010, Fujian Service was originally owned by two individuals, Qing Lin and Panxing Zhuo, who respectively held 91% and 9% ownership interests.  Pursuant to an agreement, they held their interests as representatives of the family and accepted Xinrong Zhuo’s right to make all executive decisions and manage the business.  Qing Lin and Panxing Zhuo are the brother-in-law and the father of Mars’ sole shareholder, Xinrong Zhuo.

In May 2010, Qing Lin and Panxing Zhuo sold all of their ownership interests of Fujian Service to Wonder Dredging, which they also owned fully and in the same percentages as their ownership interests in Fujian Service.  Subsequent to this transaction, Wonder Dredging owned 100% of Fujian Service.

In June 2010, Fujian WangGang acquired a 50% ownership interest in Fujian Service from Wonder Dredging by committing to invest, as a capital contribution, approximately $23.6 million into Fujian Service, which commitment was fully satisfied in January 2011.  This reduced Wonder Dredging’s ownership interest in Fujian Service to 50%.

In June 2010, Fujian WangGang entered into the VIE Agreements with Fujian Service, Wonder Dredging, Mr. Qing Lin and Mr. Panxing Zhuo to obtain irrevocable management control over both Wonder Dredging and Fujian Service.  Through these agreements, Fujian WangGang (1) receives substantially all of the economic benefits of Fujian Service’s ongoing operations, (2) has the right to purchase the other 50% interest in Fujian Service from Wonder Dredging for consideration which is equivalent to the net asset value of the latest quarterly report of Fujian Service under U.S. GAAP preceding the purchase date, (3) has the right to receive all the payment by Fujian Service payable to Wonder Dredging.

In October 2010, we merged with and into CAC, a public reporting, non-trading shell company domiciled in the BVI, or the Merger.  CAC had become a public company in the U.S. in December 2008 by filing a Form 10 registration statement pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended, or the Exchange Act.  The former executive officer and director of CAC owns less than 1% of our outstanding ordinary shares and serves as the president of Chardan Capital Markets LLC, or Chardan, the lead placement agent in our 2010 Private Placement.  We chose to merge with CAC because we believed becoming a public company would facilitate the consummation of a private placement on more favorable terms than would otherwise be available to us as a private company.  We believe that investors are more likely to give lower valuations, require warrant coverage or other economic rights, and attempt to obtain special voting and information rights or to otherwise gain influence on corporate decisions in a private company, particularly one having substantial operations in China, as compared to a public company that is subject to audit, internal control and public disclosure obligations.  In addition, we believed that the Merger with CAC was in our best interest because, we may be regarded as more creditworthy, have greater access to the capital markets, and enjoy other advantages associated with being a public company.

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

The following diagram illustrates our current corporate structure:

(1)	Xinrong Zhuo is our Chairman of the Board of Directors and Chief Executive Officer, Bin Lin is our Senior Vice President, and Kit Chan is one of our independent directors.

(2)	Assumes the conversion of all of our preferred shares into ordinary shares.

(3)	Qing Lin is the brother-in-law of Xinrong Zhuo, our Chairman of the Board of Directors and Chief Executive Officer, and holds 91% interest as the representative of the family.

(4)	Panxing Zhuo is the father of Xinrong Zhuo, our Chairman of the Board of Directors and Chief Executive Officer, and holds 9% interest as the representative of the family.

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

Make-Good Escrow

On October 29, 2010, our controlling shareholder, a company controlled by Mr. Xinrong Zhuo, our Chairman of the Board of Directors and Chief Executive Officer, placed 15,000,000 of our ordinary shares into the Make-Good Escrow for the purpose of providing protection to the investors in our 2010 Private Placement in the event we do not achieve certain net income thresholds for the years ended 2010 and 2011.  If we were not to achieve the thresholds set forth below, holders of our preferred shares would receive additional shares from the Make-Good Escrow, up to the full number of shares held in the Make-Good Escrow.  The number of additional shares that may be released to investors in our 2010 Private Placement if we fail to meet the Adjusted Net Income targets set forth below is equal to:  (Original Invested Shares * (Target EPS/Actual EPS)) — Original Invested Shares.  ”Actual EPS” means the Adjusted Net Income for fiscal year 2010 or 2011, as applicable, divided by the number of our fully diluted outstanding shares.  ”Target EPS” means the performance threshold for the applicable year divided by the number of our fully diluted outstanding shares.  Adjusted Net Income means after-tax net income based on U.S. GAAP, adjusted to exclude (i) non-cash charges associated with the Merger, our 2010 Private Placement and any public offering or other financing by us, (ii) expenses related to the release of the escrow shares, and (iii) expenses related to implementation of any of the agreements related to our 2010 Private Placement.  Adjusted Net Income for 2010 is calculated by adding the Adjusted Net Income of Fujian Service for the six months ended June 30, 2010 and our Adjusted Net Income on a consolidated basis for the six months ended December 31, 2010.  The pro-rata right to receive shares issuable pursuant to the Make-Good Escrow is based upon our preferred shares issued to investors.  Shares not distributed from the Make-Good Escrow will be returned to the shareholder that contributed them.  The Adjusted Net Income targets for the 2010 and 2011 fiscal years are $48.1 million and $87.0 million, respectively.

Registration Rights Agreement

In connection with our 2010 Private Placement, we entered into a registration rights agreement pursuant to which we agreed to use our best efforts to file within 60 days of the date we would no longer accept funds for the purchase of our preferred shares in the private placement a registration statement with the SEC to register the sale by us of our ordinary shares by means of a firm commitment underwritten offering and to register for resale (i) the ordinary shares underlying our preferred shares issued in our 2010 Private Placement, (ii) the 15,000,000 shares held in the Make-Good Escrow, (iii) 37,177,323 ordinary shares held by certain of our founding shareholders which are not part of the Make-Good Escrow and (iv) the 500,000 shares issued to Chardan pursuant to the Merger Agreement.  If the registration statement covering these securities is not filed by such date or not declared effective by the SEC within 180 days of such date, subject to certain exceptions, liquidated damages of 0.3% of the purchase price per month will accrue and will be payable in cash on a monthly basis, provided that in no event shall the amount of liquidated damages payable at any time to any holder of preferred shares exceed 10% of the amount of such holder’s initial investment in our 2010 Private Placement. The effectiveness deadline has been extended to January 31, 2012.

Variable Interest Entity Agreements

Under applicable PRC law, foreign ownership in certain industries is restricted and may not exceed a government specified level.  WFOEs may only undertake certain types of construction projects, and foreign ownership in a Chinese-foreign joint venture construction enterprise is restricted to no more than 75% according to the RAFCE.  Additionally, as a marine contractor working on restricted projects within the PRC, Fujian Service is required to register its vessels under the flag of the PRC, and foreign ownership of the enterprises which own the PRC-registered vessels is limited to no more than 50%.  While Wonder Dredging qualifies as a PRC entity under PRC law and owns 50% equity of Fujian Service, Fujian WangGang’s direct ownership of 50% of Fujian Service allows Fujian Service to meet both the requirements for foreign ownership under its qualifications as a marine construction company and as an operator of dredging vessels within PRC waters.

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

Exclusive Purchase Right of Equity Interest

In June 2010, Wonder Dredging, Fujian WangGang and Fujian Service entered into an exclusive option agreement, or the Exclusive Option Agreement, pursuant to which Wonder Dredging irrevocably granted to Fujian WangGang an exclusive right to purchase up to all of the equity interest in Fujian Service that is held by Wonder Dredging, to the extent allowed under the current PRC law.  Accordingly, if and when the current limitations on direct ownership of Fujian Service by Fujian WangGang are eased or cease, Fujian WangGang may exercise its option to purchase and directly own the equity interests of Fujian Service.  The purchase price for the equity interest in Fujian Service held by Wonder Dredging would be equivalent to the net asset value reflected in Fujian Service’s then current quarterly report prepared according to U.S. GAAP.  The term of the Exclusive Option Agreement is 20 years, which term continuously renews unless the option is exercised in full or the agreement is otherwise terminated by the parties.  The agreement also provides that upon consummation of the exercise of the option, Wonder Dredging will contribute, without additional consideration, any funds actually received by it from Fujian WangGang for the transfer of its equity interest in Fujian Service to Fujian WangGang.  The agreement further provides that, as of the date of the agreement, Fujian WangGang is entitled to all the future payments by Fujian Service to Wonder Dredging, together with all the profits of Fujian Service.

Contracted Management Agreement

In June 2010, Wonder Dredging, Fujian WangGang and Fujian Service entered into a management agreement, or the Management Agreement, pursuant to which Fujian WangGang has the exclusive right to manage, operate and control the business operations of Fujian Service, including, but not limited to, establishing and implementing policies for management, using all of the assets of Fujian Service, appointing Fujian Service’s directors and senior management, directing Fujian Service to enter into loan agreement, making administrative decisions regarding employee wages or hiring and firing employees and other actions customarily associated with Fujian Service’s senior management.  As consideration for its business management services, Fujian WangGang has agreed to pay to Fujian Service an annual fee of approximately $149,000 (RMB1 million), and Fujian Service will pay to Fujian WangGang 100% of the net profits of Fujian Service.  The Management Agreement terminates upon the earlier of (i) Fujian WangGang’s exercise in full of the option to purchase the equity interests of Fujian Service, pursuant to the Exclusive Option Agreement, and Fujian WangGang and/or its designees individually or jointly own all of the equity interests in Fujian Service, or (ii) June 30, 2030, subject to the right of Fujian WangGang to renew the term of the Management Agreement for additional consecutive 20-year periods.

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

Our Corporate Information

We are a BVI holding company and we conduct our dredging operations through our PRC subsidiary and variable interest entities.  China Dredging Group Co. Ltd. was incorporated under the BVI Business Companies Act, 2004, or the Companies Act.  China Dredging HK was organized under the Hong Kong Companies Ordinance.  Fujian WangGang was organized under the Company Law of the PRC (2006), the Wholly-Foreign Owned Enterprise Law (1986), as amended, and the Wholly-Foreign Owned Enterprise Law Implementing Rules (1990), as amended.  Fujian Service was organized under the Company Law of the PRC (2006).  Wonder Dredging was organized under the Company Law of the PRC (2006).  For further information regarding the legislation under which we operate, please see “— Our Corporate Structure.” Our principal executive offices are located at Floor 18, Tower A, Zhongshan Building No. 154, Hudong Road, Gulou District, Fuzhou City, Fujian Province 350001, PRC.  Our telephone number at this address is +86-591-8727-1266.  Our registered office in the BVI is located at Kingston Chambers, PO Box 173, Road Town, Tortola, BVI.  For a description of our principal capital expenditures and divestitures in the past three fiscal years and in progress, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

Investors should submit any inquiries to the address and telephone number of our principal executive offices.  Our main website is www.chinadredgingco.com.  The information contained on our website is not a part of this Report.  Our agent for service of process in the United States is C T Corporation System.

B.           Business Overview

We provide specialized dredging services exclusively to the Chinese marine infrastructure market and, based on the number and capacity of the dredging vessels we operate, we believe that we are one of the leading independent (not state-owned) providers of such services in the PRC.  Since inception, we have functioned exclusively as a specialist subcontractor, performing dredging services for other companies licensed to function as general contractors.  We engage in capital dredging, maintenance dredging and reclamation dredging projects.  We primarily source our projects by subcontracting projects from general contractors.  Through our management skills, efficient operation and effective cost control, we believe that we have established a competitive edge and gained a credible reputation in our market.  Moreover, by successfully executing numerous projects, we have strengthened our relationship with our general contractors, an important factor in establishing a secure pipeline of future business.

Two of our largest customers have indicated to us through non-binding long-term cooperation agreements their intent to increase the level of project activity subcontracted to us over the five year period from 2010 through 2014.  Collectively, these non-binding agreements represent approximately $3.4 billion of estimated aggregate revenue over the remaining four years and approximately $537 million during 2011 that we believe is potentially available to us and that could sustain the anticipated growth of our fleet and ongoing high utilization levels.  However, as these agreements are non-binding, they may not actually result in any potential contract value and we may realize considerably less value under each of these agreements.

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

Project Pricing and Negotiation

Prior to agreeing on a subcontract, we perform a study of the proposed project, including an evaluation of the technical and commercial conditions and requirements of the project followed by a site visit.  The information we collect is then analyzed to arrive at the cost of items included in a detailed project budget used in the negotiation of price terms with the general contractors.  Most of our dredging contracts are awarded and carried out on a fixed-price basis, subject to adjustment factors for unforeseen conditions, with a predetermined timetable for project completion.  These types of contracts generally commit the contractor to provide specified resources and to complete the project for a fixed sum or at fixed unit prices on a specified schedule.  As is typical for dredging subcontracts, our contracts to date were the result of negotiations with the general contractor customers and are not competitively bid.

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

Payment Terms

The specific payment terms on our subcontracts vary from project to project.  However, they have generally provided for us to receive payments following completion of each stage of completed work, which is customary in the industry.  Our typical short-duration subcontract provides for payment to us of 20% to 30% at the end of the second month of work, 20% to 30% at the end of the third month of work and the balance within ten to fifteen days after completion.  Prior to payment, each stage of the project is certified as completed by a site engineer and accepted by the general contractor.  All of our projects completed to date have been performed within the range of two to nine months.  We carefully monitor our costs throughout the life of a project to protect us against or to minimize significant cost overruns.

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

Project History

As of December 31, 2010, we had successfully completed 53 projects since our formation in January 2008.  From January 1, 2011 through the date of this Report, we commenced work on an additional 14 projects.

Vessels

As of the date of this Report, we operate trailer suction hopper dredgers, non-self-propelling cutter suction dredgers and grab dredgers.  Trailer suction hopper dredgers are typically self-propelled and have the general appearance of an ocean-going vessel.  The dredger has hollow hulls, or “hoppers,” into which material is suctioned hydraulically and deposited.  Once the hoppers are filled, the dredger sails to the designated disposal site and either bottom-dumps the material or pumps the material from the hoppers through a pipeline to a designated location.  Hopper dredgers can operate in rough waters, and are less likely to interfere with ship traffic than other types of dredgers.  They can also move quickly from one project to another.

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

Grab dredgers are a type of mechanical dredger that remove hard-packed sediments and debris and can work in tight areas, such as areas along docks or terminals.  Grab dredgers with specialized buckets are more suitable for handling material requiring controlled disposal.  The dredged material is placed onto material barges for transport to the designated relocation site.  The barges are emptied by bottom-dumping, direct pump-out or removal by crane.

The following table sets forth information regarding the vessels we operate as of the date of this Report:

Trailer Suction Hopper Dredgers	Capacity (cubic meters per hour)	Leased/Owned	Purchase/Lease Date	Year Built
Hengshengjun #88	3,500	Leased	January 2008	1983
Liya #10	6,500	Leased	June 2010	1990
Fuyuan #7	7,000	Leased	July 2011	2009

Non-Self-Propelling Cutter Suction Dredgers	Capacity (cubic meters per hour)	Leased/Owned	Purchase/Lease Date	Year Built
Xinggangjun #3	2,000	Owned	May 2008	2008
Xinggangjun #66	3,500	Owned	March 2008	2008
Xinggangjun #6	2,500	Owned	May 2008	2008
Xinggangjun #9	2,500	Owned	June 2008 (1)	2008
Xiechang #18	2,500	Leased	June 2010	2009
Honglinjun #19	3,800	Leased	April 2011	2009
Fuyuan #5	3,000	Leased	July 2011	2009
Minningdejun #0099	2,500	Leased	September 2011	1986

Grab Dredgers	Capacity (cubic meters per hour)	Leased/Owned	Purchase/Lease Date	Year Built
Hengshunda #1	350	Leased	June 2011	2007
Liya #2	350	Leased	June 2011	2007
(1)	We commenced leasing Xinggangjun #9 in June 2008 and acquired it in January 2011.

In May 2009 we entered into a purchase agreement with Yiyang Zhonghai Vellel LLC, or Yiyang, an unrelated company, for a new non-self-propelling cutter suction dredger, at a purchase price of approximately $30.3 million, on which we made a down payment of approximately $2.3 million. The contract stipulates that payments toward the purchase price of the new dredger, after giving effect to the down payment, are payable according to the following schedule: 30% within three months after delivery, 25% within six months after delivery, 25% within nine months after delivery and 20% within twelve months after delivery. Delivery of the vessel is expected in or before May 2012.

In May 2011, we entered into a construction agreement with Yiyang to build a new non-self-propelling 3,800 cubic meter per hour cutter suction dredger, for approximately $39.4 million (RMB260 million). Construction is expected to take approximately 18 months. Payments toward the construction price of the new dredger are to be made by us as follows: 20% within seven days after signing the agreement, 30% within one month after signing the agreement, 20% within seven days after the completion of the main dredger hull, 20% within seven days after the dredger is launched, and 10% after completion of mooring trial of the dredger but before delivery. Delivery of the vessel is expected in or before December 2012. We will withhold approximately $0.1 million as quality earnest money, to be paid after a one-year warranty period.

Component Suppliers

We purchase supplies and component parts from recognized suppliers with pricing terms negotiated on a yearly basis. These contracts are generally fixed price supply contracts, under which we are obligated to procure a fixed amount of supplies and consumable parts annually. The following table sets forth information regarding the suppliers that, as of December 31, 2010, 2009 and 2008 are listed below.

Supplier	Vessel Component List	Purchase Amount in 2008 ($ in millions)	Purchase Amount in 2009 ($ in millions)	Purchase Amount in 2010 ($ in millions)
Dalian Locomotive and Rolling Stock Co., Ltd. CNR Group	Mud tube, steel tube, floating body, anchors floating, rubber hose, etc.	11.6	19.5	9.6
Tianjin Puyou Mech. & Elec. Equipment MFG. Co., Ltd.	Anchor, pump, solenoid valve, governor rotating components, pressure sensors, etc.	6.1	9.2	—
Taizhou Haiguang Mechanical Manufacturing Industrial Co., Ltd	Steel plate, angle iron, one-piece compound plate, etc.	1.1	1.5	1.4
Shijiazhuang Shengshi Pump Co., Ltd	Rake head, lacquer, seal ring, steel tube, etc.	—	—	9.1
Sinohydro Bureau 13 Co., Ltd Rubber & Plastic Factory	Floating pipe, rubber hose, rubber mat, etc.	—	—	9.1

Purchasing of major components such as mud pipes are budgeted and ordered after thorough on-site investigation and a calculation of the demands of each project, and usually are exclusively used in one project. We usually buy an extra percentage of each component to use as replacement parts. All materials bought from these three suppliers are delivered to the construction site of each project after the suppliers have received payments. After completion of each project, used and abandoned components are sent back to the suppliers.

Dredging Service Procedure

Dredging Methods

Three dredging methods are commonly used: the stow-and-hold method, the side discharge method and the reclamation method. Our trailing suction hopper dredgers use the stow-and-hold method, which is illustrated in the following chart:

Our cutter suction dredgers use the reclamation method, which is illustrated in the following chart:

Our grab dredgers use the side discharge method, which is illustrated in the following chart:

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

We have a Safety and Dispatching Department which is responsible for regulating labor, hygiene and safety conditions, and monitoring compliance with statutory environmental regulations relating to air, water, noise and solid waste pollution. Department managers focus on applying safety and anti-pollution measures, as well as regular internal safety and environmental inspections, at all stages of the operational process to reduce the possibility of work-related accidents and injuries, occupational illness and environmental contamination. Our general contractor customers also monitor the safety of workers and environmental impact of our work. It is our policy and practice to provide safety education to employees and safety standards have been established in connection with matters such as purchasing, installing and operating new equipment, constructing new facilities and improving existing facilities.

We seek to develop new technology and operational know-how to improve safety conditions and to protect the environment. Management believes that our safety control systems, environmental protection systems and facilities are adequate to comply with applicable PRC national and local regulations.

Customers

We have established close, cooperative relationships with China Communications, the largest state-owned general contractor in the PRC that undertakes dredging projects, and with and Changjiang Waterway. The following table sets forth all our customers, the revenues derived from such customers, and the percent of total revenue for the periods indicated:

	For the Period from January 8, 2008 (Inception) to		For the Years Ended December 31,
	December 31, 2008		2009		2010
Customer	Revenue	Percent of Total Revenue	Revenue	Percent of Total Revenue	Revenue	Percent of Total Revenue
China Communications Guangzhou Dredging Co., Ltd (State-Owned)	$26,300,469	48.3%	$25,832,823	32.2%	$27,171,214	20.7%
Shenzhen Guoyuan Engineering Co., Ltd	11,537,796	21.2%	8,804,504	10.9%	7,682,169	5.8%
Shenzhen Guangjun Engineering Co., Ltd	13,028,044	23.9%	—	—	—	—
Shenzhen Shekou Merchants Harbor Engineering Co., Ltd	3,613,962	6.6%	—	—	—	—
China Communications Shanghai Dredging Co., Ltd (State-Owned)	—	—	13,354,633	16.6%	47,876,031	36.4%
Changjiang Wuhan Waterway Engineering Company (State-Owned)	—	—	32,341,931	40.3%	5,086,628	3.9%
Guangdong Jindonghai Holding Co., LTD	—	—	—	—	4,297,557	3.3%
Tianjin Hongdeshengyu Port Engineering Co., LTD	—	—	—	—	13,920,732	10.6%
CCCC Tianjin Dredging Co., LTD	—	—	—	—	13,694,917	10.4%
COECG Dalian Bureau	—	—	—	—	10,739,467	8.2%
ShenZhen Hangfeng Dredging Engineering Co., Ltd.	—	—	—	—	936,950	0.7%
Total	$54,480,271	100.0%	$80,333,891	100.0%	$131,405,665	100.0%

Through our performance in a diverse range of dredging projects, we believe we have developed a favorable reputation among local governments, suppliers and contractors, as well as a loyal customer base.

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

Intellectual Property

We have no material intellectual property.

Research and Development

As part of our ordinary business operations, we explore new and more efficient methods of performing dredging services. However, from inception through December 31, 2010, we have not recorded any costs that are classified as research and development expenses.

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

•
A qualified professional service contractor may enter into a contract to provide professional services subcontracted out by a main contractor. Under such contracts, a professional services contractor may undertake all of the contracted work by itself, or subcontract out the labor services to qualified labor services sub-contractors.

•	A qualified labor services sub-contractor may enter into a contract to provide labor services contracted out by a general contractor or a professional services contractor.

As of the date of this Report, we function as a qualified professional service contractor.

Criterion for Qualifications of Construction Enterprises

Criterion for Qualifications of Construction Enterprise, or the Qualification Regulations, jointly issued by MOFCOM, the PRC Ministry of Railways and other related government authorities, set forth the criteria for three different levels of construction work qualifications.  Fujian Service has obtained the Level-III qualification for enterprises undertaking waterway engineering projects and plans to apply for the Level-II qualification, which is superior to the Level-III qualification. According to the Qualification Regulations, the criteria for Level-II qualification are as follows: (i) the applicant should have completed at least 3 out of 5 types of projects listed below in recent 5 years: 20,000 tons of coastal or 300 tons of inland navigation channel, 2,000,000 cubic meters of dredging projects, 1,500,000 cubic meters of reclamation projects, 10,000 cubic meters of reef removing projects, a single port contract valued at $5,860,000 or a river navigation project contract valued at $2,930,000; (ii) the project manager of the applicant should have no less than 10 years of experience in construction management with a minimum of mid-level class qualification; the chief engineer of the applicant should have no less than 10 years of experience in engineering construction technical management with senior professional qualification; the chief accountant of the applicant should have a minimum of mid-level accountant qualification; the applicant should have no less than 150 engineers and financial managers, of which at least 80 engineers (at least 10 with senior professional qualification and 20 with mid-level qualification); (iii) the registered capital of the applicant should be no less than $2,930,000 and the net assets should be no less than $3,660,000; (iv) the highest annual project revenue in recent 3 years should be more than $5,860,000; (v) the applicant should have at least one 500 cubic meter per hour trailing suction hopper dredger or one 1,000 cubic meter per hour sucking vessel, or one mud-blowing vessel, one 400 cubic meter per hour cutter suction dredger, and one dredger with 2 cubic meter volume; and (vi) the applicant should have GPS and depth finder.  Fujian Service has met all of the criteria for Level-II qualification, except the following: (i) it does not have a dredger with 2 cubic meter volume; (ii) it does not have 150 or more engineers and financial managers; (iii) the project manager does not have 10 years or more experience in construction management with a minimum of mid-level class qualification. Fujian Service has planned to recruit the personnel with the requisite experiences and qualifications and to purchase a dredger with 2 cubic meter volume in order to be eligible for the Level-II qualification. However, it may take significant time for Fujian Service to meet such criteria.

Supervision of Quality

Under the Regulations on the Quality Management of Construction Projects issued by the State Council which took effect in January 2000, or the Supervision of Quality Regulations, sponsoring enterprises, reconnaissance firms, design firms, construction enterprises and project supervisory enterprises will all be responsible for the quality of construction projects. For complex construction projects that are governed by a main contract, the general contractor is responsible for the quality of the whole construction project and, where it subcontracts part of the project work, the subcontractors will be jointly and severally responsible for the quality of the construction work. If Fujian Service does not comply with the Supervision of Quality Regulations, it may be subject to fines, suspension of operations, degradation of the construction qualification, rework, repair and compensation. As of the date of this Report, Fujian Service has not been imposed any of the above penalties. Construction enterprises should present quality guarantees and maintenance certificates to the sponsoring enterprises when tendering the project completion report to the sponsoring enterprises.

Construction Law

According to the 1997 PRC Construction Law and other related regulations, if a general contractor subcontracts part of the projects to subcontractors with appropriate qualifications, except for the subcontracting as permitted in the general contracting agreement, prior approval from project owners is required. According to the Interpretation by the PRC Supreme Court Concerning the Application of Law in Trial of Dispute Cases Involving Construction Project Contracts, if a contractor illegally assigns or subcontracts the construction project, such act is invalid. The people’s court may confiscate the illegal income already obtained by the party.

Among the current and effective subcontracts to which Fujian Service is a party, only a few of them have obtained the approval from the project owner. Fujian Service has not been involved in disputes with general contractors or project owners so far, but it may encounter such disputes in the future. In the event a general contractor is decided by a court to subcontract the construction project illegally, the illegal income of Fujian Service may be confiscated, which could materially and adversely affect China Dredging’s business and results of operations. See “Risk Factors — Risks Relating to Doing Business in the PRC — Fujian Service has not obtained the consents from construction project owners for a substantial number of contracts in-progress and which therefore may be held invalid and subject it to confiscation of the associated income.”

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

Pursuant to the Regulations on Licenses for Work Safety promulgated by the State Council, which took effect in January 2004, a construction entity should not engage in construction activities unless it has a license for work safety.  Fujian Service obtained the license for work safety on August 10, 2011.

Pursuant to the Regulations on Administration of Work Safety of Construction Projects promulgated by the State Council, which took effect in February 2004, the sponsoring enterprise, reconnaissance enterprise, design enterprise, construction enterprise, supervisory enterprise and other related entities bear their respective responsibility for work safety. In the case of a project covered by a main contract, the general contractor will be liable for the general work safety of the construction site, and assume joint and several obligations for the sub-contracted portions of the project together with the sub-contractors. An entity in the construction industry must purchase accidental injury insurance for the workers engaged in dangerous works on the construction site for injuries suffered in work-related accidents, and the insurance premium will be paid by such entity. In the case of a construction work covered by a general contract, the insurance premium will be paid by the general contractor. The period covered by the insurance policies should commence on the commencement date of the construction project and terminate on the date of the acceptance and inspection upon the completion of the project.

Above-water and Under-water Construction Work Permission Regulation

The PRC Ministry of Transportation has promulgated the Safety Administration Regulation on Above-water and Under-water Construction Works and Navigation, or the Above-water and Under-water Regulation, which took effect in January 2000. The Above-water and Under-water Regulation provides that the project owner or the constructing enterprise in above-water or under-water construction work must apply to the local maritime affairs authorities for inspection of safe navigation and construction, and may not commence any construction works until it has obtained the permit for above-water or under-water construction work upon inspection. Under the Above-water and Under-water Regulation, the project owner or the contractor of a construction project is required to obtain the permit for above-water and under-water construction works and navigation. However, it is not explicitly specified whether the project owner, the general contractor or the various subcontractors are ultimately responsible for obtaining the permit. If the permit is not obtained upon the commencement of an above-water or under-water construction project, the relevant government authorities may impose penalties upon any of the enterprises involved in the project for violation of such regulations. The penalties may include fines and orders to rebuild, move or remove the works. Although Fujian Service has not received any notice regarding penalties, it may be subject to penalties due to non-compliance.

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

Regulations Related to the Ship Nationality Registration

According to the Regulation of Ship Registration of the PRC and other related regulations, a ship owned by the enterprise with more than 50% foreign ownership may not be registered with China nationality. In addition, a ship without a China nationality is not allowed to operate within the waters in the PRC. According to the requirements of the Rules of PRC Governing Vessels of Foreign Nationality, effective as of September 18, 1979, and other applicable rules and regulations, foreign vessels are required to obtain applicable permissions from the PRC administrative authorities for port entries into, navigations in, and exits from the PRC inland waterways and territorial seas. Consequently, the business operations of our operating company, Fujian Service, will be adversely affected if its foreign-owned equity is increased to more than 50%.

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

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

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

A notice issued by SAFE in May 2007, or Circular 106, provides more detailed provisions and requirements regarding the foreign exchange registration under SAFE Circular No. 75. Under Circular 106, the PRC subsidiary of an offshore SPV is required to coordinate and supervise the filing of foreign exchange registrations by the offshore holding company’s shareholders who are PRC residents in a timely manner. Furthermore, individuals who do not have domestic legal status in the PRC but reside in the PRC habitually for the purpose of economic interests are also subject to the foreign exchange registration procedure regardless whether he or she has a PRC statutory identification certificate. Such procedure includes (i) individuals who have domestic permanent residence and leave their domestic permanent residence temporarily for reasons such as overseas travel, study, medical treatment, work, or the requirements of overseas residence; (ii) individuals who hold domestic-funded rights and interests in domestic enterprises; or (iii) individuals who hold domestic-funded rights and interests in domestic enterprises which were converted into foreign-funded rights and interests with the same individual holding the aforementioned rights and interests.

A notice issued by SAFE on May 20, 2011, or Circular 19, further provides detailed provisions and requirements regarding the foreign exchange registration under SAFE Circular No. 75. Under Circular No. 19, any PRC citizen, resident, or entity which is a direct or indirect shareholder of an SPV is required to update the previously filed registration with the local branch of SAFE, with respect to that SPV, to reflect any material change. Moreover, any SPV which fails to comply with Circular No. 75 may rectify to make the registration with the local branch of SAFE after fulfillment of the administrative penalties imposed by the related SAFE branch.

We conduct business in China primarily through contractual arrangements with Wonder Dredging and its respective shareholders. The shareholders of Wonder Dredging are Qing Lin and Panxing Zhuo. Because our founder and controlling shareholder, Mr. Xinrong Zhuo, obtained his Hong Kong identity card in 2005 and surrendered his PRC identity subsequently thereto but still resides in mainland China, there is a risk that he may be determined as the PRC resident defined in SAFE Circular No. 75. Due to the uncertainty over how SAFE Circular No. 75 will be interpreted and implemented, we cannot predict how it will affect our business operations or future strategies. If SAFE Circular No. 75 were determined to apply to us or any of our PRC resident shareholders, none of whom has made registrations or filings according to SAFE Circular No. 75, a failure by any of our shareholders or beneficial owners to comply with SAFE Circular No. 75 may subject the relevant shareholders or beneficiaries to penalties under PRC foreign exchange administrative regulations, and may subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure and capital inflow from the offshore entity, which would have a material adverse effect on our business, financial condition, results of operations and liquidity as well as our ability to pay dividends or make other distributions to our shareholders. In addition, we may not be informed of the identities of the beneficial owners of our company and our Chinese resident beneficial owners, if any, may not comply with SAFE Circular No. 75. The failure or inability of our beneficial owners who are PRC citizens, residents or entities to make or amend any required registrations may subject these PRC residents or our PRC subsidiary to fines and legal sanctions, and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to make distributions or pay dividends to us, as a result of which our business operations and our ability to distribute profits to you may be materially and adversely affected.

M&A Regulations and Overseas Listings

In 2006, six PRC regulatory agencies, including the CSRC, promulgated a regulation entitled Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Regulations, which took effect in September 2006. The M&A Regulations purports to require an offshore SPV to obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange, and under the M&A Regulations, an SPV is defined as an offshore company directly or indirectly controlled by PRC domestic companies or individuals for the purposes of listing the equity interests in PRC companies on overseas stock exchanges. In September 2006, the CSRC published on its official website the procedures regarding its approval of overseas listings by SPVs. The approval procedures require the filing of a number of documents and would take several months. However, it remains unclear whether the M&A Regulations and the requirement of the CSRC approval apply to an offering by us. As of the date of this Report, the CSRC has not issued any rules or written interpretation clarifying whether offerings such as those we have conducted or may in the future may conduct are subject to this new procedure.

Our PRC legal counsel, based on its understanding of current PRC laws, regulations and rules, has advised us that the M&A Regulations are not applicable to us or the Merger we already consummated and that any potential quotation our securities on the OTCBB or any listing and trading of our securities on a U.S. stock exchange would not require CSRC’s approval because our founder and controlling shareholder, Mr. Xinrong Zhuo, is not a mainland PRC natural person. However, the relevant PRC government authorities, including MOFCOM and the CSRC may reach a different conclusion than our PRC counsel. If prior approval from MOFCOM or the CSRC is required but not obtained, we may face sanctions by MOFCOM, the CSRC or other PRC regulatory agencies. Consequently, MOFCOM, the CSRC or other PRC regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operations in the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our securities. MOFCOM, the CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, not to commence a public offering. We would have to file the documents as required and comply with any sanctions imposed by the relevant regulatory agencies if such approval is required.

Regulations of Security Review

The Circular of the General Office of the State Council on the Establishment of Security Review System Regarding the Merger and Acquisition of Domestic Enterprises by Foreign Investors promulgated on February 3, 2011, or the Circular of Security Review, and the Regulations of Implementing the Security Review System Regarding Merger and Acquisition of Domestic Enterprises by Foreign Investors promulgated by MOFCOM on August 25, 2011, or the Regulations of Security Review collectively, provide that as of March 5, 2011, any foreign investor should file the application to the MOFCOM for the merger and acquisition of domestic enterprises in sensitive sectors or industries. Furthermore, the aforementioned security review shall not be substantially evaded by VIE control or any other methods. The Circular of Security Review was put into effect on March 5 2011. As our current ownership structure or contractual arrangements were established before 2011, our PRC counsel has advised us that the Regulations of Security Review do not apply to us. However, the relevant PRC regulatory authorities may have a different view or interpretation in this regard when implementing the Regulations of Security Review. As a result, our future mergers and acquisitions of PRC domestic enterprises may be subject to PRC security review, which could be time-consuming and complex, and in turn affect our ability to expand our business or maintain our market share.

Employment Laws

We are subject to laws and regulations governing our relationship with our employees, including: wage and hour requirements, working and safety conditions, citizenship requirements, work permits and travel restrictions. These include local labor laws and regulations, which may require substantial resources for compliance. Fujian Service has been issued, and Fujian WangGang is in the process of application for the statistic registration certificate and social insurance registration certificate.

China’s Labor Law, which became effective in January 1995, and China’s Labor Contract Law, which became effective in January 2008, provide for strong protection for the employees. According to the Labor Contract Law, employers have the obligation to enter into written labor contracts with employees to specify the key terms of the employment relationship. The law also stipulates, among other things, (i) that all written labor contracts shall contain certain requisite terms; (ii) that the length of trial employment periods must be in proportion to the terms of the relevant labor contracts, which in any event may not be longer than six months; (iii) that in certain circumstances, a labor contract is deemed to be without a fixed term and thus an employee may only be terminated with cause; and (iv) that there are certain restrictions on the circumstances under which employers may terminate labor contracts as well as the economic compensations to employees upon termination of the employee’s employment.

Housing Fund Law

Under the Administrative Regulation on Housing Fund, an employer must make a housing fund payment and deposit registration upon its establishment and pay the housing fund for and on behalf of its employees at a percentage between 5% and 12% of the respective employee’s monthly average wage of the preceding year. Where an employer fails to make the housing fund payment and deposit registration, the housing fund administration authority may order it to complete the registration within a time limit or be assessed a fine of RMB10,000 to RMB50,000. Where an employer fails to make the housing fund payment for and on behalf of its employees within the time limit or under the requisite percentage, it may be ordered by the housing fund administration authority to deposit the fund within a time limit, together with late fees of 0.03% of such amount; otherwise, the authority may apply to the local court for enforcement.

Fujian Service has not made the housing fund payment and deposit registration or paid the housing fund for and on behalf of its employees due to inconsistent implementation and interpretation by local authorities in the PRC and different levels of acceptance of the social security system by employees. In the future, Fujian Service may be required to make such past housing fund payments, pay late fees, and pay fines for non-compliance. Any judgment or decision against Fujian Service in respect of outstanding housing fund matters could have an adverse effect on our results of operations. See “Risk Factors — Risks Relating to Doing Business in the PRC — Fujian Service has not made past housing fund payments for and on behalf of its employees and may be required to make such payments and may be subject to fines or penalties.”

Regulations on Foreign Currency Exchange

Under BVI law, there is no exchange control legislation and accordingly there are no exchange control regulations imposed under BVI law, including foreign exchange controls or restrictions, that affect the remittance of dividends, interest or other payments to BVI nonresident holders of our shares.

Foreign currency exchange in the PRC is governed by a series of regulations. One of the key regulations governing foreign currency exchange in China is the Foreign Exchange Administration Regulation, most recently amended on August 5, 2008. Under this regulation, Renminbi is freely convertible only to the extent of current account items, such as trade-related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, require the prior approval from SAFE or its local branch for conversion of Renminbi into a foreign currency, such as U.S. dollars. Payments for transactions that take place within the PRC must be made in Renminbi. Domestic companies or individuals can repatriate foreign currency payments received from abroad, or deposit these payments abroad subject to the requirement that such payments by repatriated within a certain period of time. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks. Foreign currencies received for current account items can be either retained or sold to financial institutions that have foreign exchange settlement or sales business without prior approval from SAFE, subject to certain regulations. Foreign exchange income under capital account can be retained or sold to financial institutions that have foreign exchange settlement and sales business, with prior approval from SAFE, unless otherwise provided.

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

In addition, under the Regulations of Settlement, Sale and Payment of Foreign Exchange issued by the PBOC, foreign invested enterprises are required to comply with certain procedural requirements to settle foreign currencies, such as providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from SAFE or its local counterpart. Furthermore, the PRC entity cannot settle foreign currencies, including loans or direct investments, from offshore entity or natural persons without the prior approval by SAFE or its local counterpart.

We have historically received substantially all of our revenues in Renminbi and we expect that to continue to be the case in the foreseeable future. Our inability to obtain the requisite approvals or any future restrictions on currency exchanges could limit our liability to utilize revenue generated in Renminbi to fund our business activities outside the PRC, or to repay foreign currency obligations. See “Risk Factors — Risk Relating to Doing Business in the PRC — Currency fluctuations and restrictions on currency exchange may adversely affect our business, including limiting our ability to convert Renminbi into foreign currencies and, if Renminbi were to decline in value, reducing our revenue in U.S. dollar terms.”

Furthermore, any loans or direct investments by us in our PRC entities are subject to the applicable regulations on foreign currency exchange. We may not be able to obtain the required registration on a timely basis.

Administration of Foreign Debts

According to the Interim Provisions on the Administration of Foreign Debts jointly issued by the National Development and Planning Commission of the PRC, the Ministry of Finance of the PRC and SAFE, or Rule 28, the aggregate of the accumulated medium-term and long-term debts and the balance of short-term debts incurred by a foreign invested enterprise shall not exceed the difference between the total investment amount in projects and the registered capital of the foreign invested enterprise approved by the related authorities. Within the range of such difference, a foreign invested enterprise may borrow foreign loans at its discretion. If the loans exceed such difference, a foreign invested enterprise should apply to the related approval authority to increase the total investment amount in projects before the loans are made. The approved total investment of Fujian WangGang is equal to its registered capital. In the event that Fujian WangGang intends to borrow any foreign loan, Fujian WangGang should apply to the related approval authority to increase its total investment amount in advance.

Regulations on Dividend Distribution

The principal regulation governing distribution of dividends paid by WFOEs is the Company Law of the PRC (2006), the Wholly-Foreign Owned Enterprise Law (1986), as amended, and the Wholly-Foreign Owned Enterprise Law Implementing Rules (1990), as amended. Under these regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign-invested enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50% of its registered capital. These reserves are not distributable as cash dividends except upon liquidation. The board of directors, in the case of a foreign-invested enterprise, or the shareholders at a meeting, in the case of WFOEs, has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation.

Annual Inspections

In accordance with relevant PRC laws, all types of enterprises incorporated under the PRC laws are required to conduct annual inspections with the State Administration for Industry and Commerce of PRC or its local branches. In addition, foreign-invested enterprises are also subject to annual inspections conducted by other applicable PRC government authorities. In order to reduce enterprises’ burden of submitting inspection documentation to different government authorities, the Measures on Implementing Joint Annual Inspection issued by the MOFCOM together with other six ministries in 1998 stipulated that foreign-invested enterprises shall participate in a joint annual inspection jointly conducted by all relevant PRC government authorities. Fujian Service and Fujian WangGang have passed all annual inspections since their establishment.

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

While foreign ownership of Fujian Service’s business is permitted without limitation under the Catalogue Regulation, having more than 50% foreign ownership in Fujian Service would prevent Fujian Service’s vessels from being registered as PRC vessels under the Regulation of Ship Registration of the PRC. To comply with applicable PRC laws, rules and regulations, we directly own 50% equity interests of Fujian Service, our operating company, and entered into VIE Agreements with Wonder Dredging, which is a PRC domestic company and legal owner of the other 50% equity interests of Fujian Service, and the shareholders of Wonder Dredging. We believe these contractual arrangements give us total control and 100% beneficial interest in the 50% of Fujian Service and 100% of Wonder Dredging that we do not directly own. If the PRC government determines that our contractual arrangements that support the structure for our business operations do not comply with applicable PRC laws, rules and regulations, we could be subject to severe penalties or be forced to restructure our ownership structure.

C.           Organizational Structure

We are registered in the BVI and have a 100% economic interest and exercise 100% voting control over the subsidiaries listed in the table below:

Subsidiary Name	Country of Registration	Economic and Voting Interest

China Dredging (HK) Company Limited	Hong Kong	100% direct
Fujian WangGang Dredging Construction Co. Ltd.	PRC	100% direct
Fujian Xing Gang Port Service Co. Ltd.	PRC	100% (50% direct and 50% as VIE)
Wonder Dredging Engineering LLC	PRC	100% (as VIE)

All business operations are conducted in the PRC by Fujian Service.  The corporate organization structure is also presented in diagram form in Item 4 under the heading “Our Corporate Structure” and a description of the agreements that convey to us economic interests in and control rights over Fujian Service and Wonder Dredging are described in Item 4 under the heading “Variable Interest Entity Agreements.”

D.           Property, Plants and Equipment

Under current PRC law, land is owned by the state, and parcels of land in rural areas, which is known as collective land, is owned by the rural collective economic organization. “Land use rights” are granted to an individual or entity after payment of a land use right fee is made to the applicable state or rural collective economic organization. Land use rights allow the holder the right to use the land for a specified long-term period. On January 1, 2008, we entered into an office lease with Ping Lin, the wife of Xinrong Zhuo, our Chairman and Chief Executive Officer, for approximately 1,086 square feet of space located at Floor 18, Tower A, Zhongshan Building, No. 154, Hudong Road, Gulou District, Fuzhou City, Fujian Province, PRC. This agreement was renewed and extended from January 1, 2010 to December 31, 2015. Annual lease payments were approximately $11,653 in 2010, $8,872 in 2009 and $8,738 in 2008.

On April 29, 2011, Wonder Dredging entered into an office lease with Ping Lin, the wife of Xinrong Zhuo, our Chairman and Chief Executive Officer, for approximately 538 square feet of space located in the same building. Pursuant to the lease agreement, Wonder Dredging is obligated to make annual lease payments of approximately $5,769.

On June 8, 2011, Fujian WangGang entered into an office lease with Ping Lin, the wife of Xinrong Zhuo, our Chairman and Chief Executive Officer, for approximately 645 square feet of space located in the same building. Pursuant to the lease agreement, Fujian WangGang is obligated to make annual lease payments of approximately $6,923.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our financial statements and the related notes included elsewhere in this Report.  The following discussion and analysis contains forward-looking statements that involve risks and uncertainties.  Our actual results and the timing of selected events could differ materially from those anticipated, believed, estimated or otherwise indicated.  See “Forward-Looking Statements.” Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Report, particularly in “Risk Factors.” Unless otherwise indicated, all results are in US$, are derived from our consolidated financial statements included in this Report, and reflect rounding for clarity of presentation.  Our financial results include those of Fujian Service for all periods presented and our other subsidiaries and variable interest entities from the various dates of their incorporation in 2010.

Company Overview

We provide specialized dredging services exclusively to the Chinese marine infrastructure market.  We conduct our operations through our PRC subsidiary, Fujian Service, which began operating dredging vessels following its inception in January 2008.  We acquired total control and a 100% ownership interest in Fujian Service in June 2010 through subsidiary holding companies formed in Hong Kong, China Dredging HK, and the PRC, Fujian WangGang.  As further described below under the heading “Business Combination and Recapitalization” and under the heading “Our Corporate Structure,” the acquisition of Fujian Service was effected 50% through a direct investment commitment and 50% through a series of contractual arrangement we refer to as the VIE Agreements.  The VIE Agreements:

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

In the short period since the acquisition of Fujian Service, we have not experienced or become aware of any issues related to the VIE Agreements or their implementation.  However, the control of Fujian Service through such contractual arrangements, rather than direct ownership, does pose certain risks that could, among other things, adversely affect our operations and profitability, limit or preclude Fujian WangGang or its parent companies from deriving cash flow from operations or paying dividends, increase our taxes and trigger regulatory or legal action that could cause us to modify our corporate structure.  Please see “Risk Factors — Risks Relating to Doing Business in the PRC.”

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

Management determined that the VIE Agreements constituted a combination of entities under common control.  Our Chief Executive Officer, Mr. Xinrong Zhuo, controlled us and our subsidiary Fujian WangGang as the 90% owner when we were formed, and he was then diluted to 88.27% after new shareholders acquired our ordinary shares in May 2010.  Mr. Zhuo also had the right to make all executive and management decisions for Wonder Dredging and its subsidiary Fujian Service through an agreement with the legal owners, his brother-in-law and father, that predated the formation of Fujian Service.  Under the agreement, Mr. Qing Lin and Mr. Panxing Zhuo, who hold 100% equity interests in Wonder Dredging collectively and own 50% equity interests in Fujian Service indirectly, hold those interests as representatives of the family.

Although our services entail dredging site surveys, project planning, engineering, and project management, these activities are all performed in support of the operations of our dredging vessels.  The number, type and capacity of those vessels determine the maximum level and scope of our operations.  Fujian Service began operations with a single dredger and acquired four more dredgers during 2008 by purchase or lease.  In June 2010, we leased and deployed four additional dredgers, sometimes referred to herein as the 2010 leases, bringing our total fleet to nine.  In January 2011, we acquired one of the dredging vessels originally leased in 2008.  From April to November 2011, we leased three non-self-propelling cutter suction dredgers, one trailing suction hopper dredger and two grab dredgers, and terminated two lease agreements for one non-self-propelling cutter suction dredger and one trailing suction hopper dredger, respectively, bringing our total fleet to thirteen. The increases in dredging capacity have permitted us to commensurately increase the volume of dredging that we have performed.  Contract value in our industry is generally directly related to the quantity of material dredged, typically expressed in terms of cubic meters.  Pricing for each cubic meter, or unit, dredged can vary with project conditions and complexity, the distance that dredged material must be moved after it is excavated, and other factors.

We own and operate four non-self-propelling cutter-suction dredgers with capacity ranging from 2,000 to 3,500 cubic meters per hour.  We also lease and operate four cutter-suction dredgers with capacity ranging from 2,500 to 3,800 cubic meters per hour, three trailer suction-hopper dredgers with capacities ranging from 3,500 to 7,000 cubic meters per hour, and two grab dredgers with capacities of 350 cubic meters per hour.  This range of vessel types and sizes gives us flexibility to bid on different types of projects and we believe it also gives us increased opportunity to increase our profit margins.  Notwithstanding our diversified capability to handle various project types, our business has tended to focus increasingly on reclamation projects, which have ranged from approximately 73% of our total revenues for the year ending December 31, 2010, compared to the 2008 period in which we did not perform any reclamation dredging projects.  We believe that our concentration of projects in the reclamation category will continue because our fleet is well suited to handle work of this type and we perceive that reclamation dredging has experienced and will continue to enjoy higher growth in the PRC than capital or maintenance dredging.  Nevertheless, our experience has been that we have achieved similar gross margins in all dredging project categories and so shifts in our service mix have not been and are not likely to become important to our ability to maintain profits in the foreseeable future.

Given that our fleet has been utilized at what we believe to be full capacity since early in 2008, and because we perceive that we have opportunities to be awarded future business in excess of the capacity of our current vessels and dredger in-construction, we are seeking to further expand our fleet.  To this end, we are exploring options for acquiring and leasing at least two additional dredgers that can be integrated into our operations during each of 2012 and 2013.  However, we have found that, in the PRC, the availability is low for dredgers that we deem suitable and, therefore, there is considerable uncertainty about when or whether we will be able to obtain the additional dredgers that we are seeking and whether doing so will be cost effective.  If we are unable to expand our capacity through the addition of new dredgers, our revenue growth will be constrained.  If we are able to obtain the additional dredgers we are seeking, we will likely be required to expend capital in excess of the cash we have on hand or can generate from operations.  However, we are presently unable to quantify such amounts.

Dredging projects awarded in the PRC are highly concentrated among a small number of general contractors, some of whom share a common parent company.  Accordingly, as a sub-contractor, our customer concentration is high and we have little ability to negotiate differentiated terms for contracts comprising the substantial majority of our revenue.  To balance this, we are striving to diversify our customer base to the extent practicable, but the opportunities to do so are limited.  In 2008, all of our business was contracted with four customers who did not share a common parent company, the largest of which accounted for 48.3% of our revenue.  In 2009, all of our revenues were also derived from four customers.  However, two such customers shared a common parent company and represented, in the aggregate, 48.8% of our revenue.  In 2010, three customers shared a common control parent and represented, in the aggregate, 67.5% of our revenue.  However, four such customers shared a common control parent and represented, in the aggregate, 59.8% of our revenue.  Our concentration of revenue with our largest customer, without aggregating revenues from customers sharing a common control parent, ranged from 48.3% in the 2008 period to 40.3% in 2009, 36.4% in 2010.  We expect our total revenues to remain heavily concentrated with a small group of customers.

Factors and Trends Affecting our Results of Operations

We believe that the following primary factors affect our revenues and operating margins:

•
Governmental policies and availability of sub-contract opportunities.  Our opportunities to bid on dredging subcontracts depends significantly upon the PRC government’s public spending on port and navigable waterway projects and for land reclamation.  The nature, extent and timing of these projects, however, is affected by the interplay of a variety of factors, including the PRC government’s spending commitments to improve and maintain marine transportation infrastructure industry and the general conditions and prospects of the PRC economy.  The pattern of PRC government spending and economic activity has been robust and growing since the inception of Fujian Service and we expect this trend to continue for the foreseeable future, with the result that we believe the demand for dredging exceeds the immediate industry capacity and will continue to do so for the foreseeable future.  These constrained conditions permit dredging contractors, and sub-contractors such as us, to keep their fleet utilization at high levels and give them a limited degree of positive pricing power.  We expect this favorable dynamic to continue, and it is the basis of and is evidenced by the positive trend of unit prices that we have experienced since 2008.  The intent expressed in the long-term cooperation agreements executed by China Communications, and Changjiang Waterway to grow their business with us at rates of 20% per annum or more through 2014 is a further indication of the favorable nature of current market conditions.

•
Our dredging fleet capacity to undertake contracts.  Since inception, we have had more dredging work contracted than we could immediately perform.  We own or lease three trailer suction hopper dredgers, eight non-self-propelling cutter suction dredgers, and two grab dredgers, and we have entered into two agreements to purchase two new non-self-propelling cutter suction dredgers.  Therefore, the continued addition of new vessels to the fleet will be required to grow our revenue and profitability, notwithstanding the contract backlog we have.

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

•
Provision of key supplies and operational support by customers.  To date, our customers have generally provided key operating supplies (most notably fuel) and support services (such as supply ships and tug services for repositioning non-self-propelling dredgers) for our operations at no charge to us under our contracts.  We believe this arrangement is typical for dredging subcontracts in the PRC, but may not be the norm for other companies operating outside of the PRC.  Consequently, it may be difficult to compare our results of operations with dredging service companies operating elsewhere or which do not enjoy similar arrangements.  The availability of customer-supplied supplies and services has had the effect of lowering our revenue and our capital and working capital requirements and reported costs relative to what they would have been if we were required to provide such items ourselves and charged our customers for them.  We believe it also materially lowers our exposures under our fixed-price contracts because there is no risk to us from changes in the prices, or errors in estimating the cost, of such items.  The historical pattern of customer-furnished supplies and support may not continue, although the contracts included in our backlog all provide for this.

•
Our ability to operate our dredgers at or above nameplate rates and at high levels of utilization.  We strive to keep our dredgers in operation 24 hours per day, 7 days per week, the theoretical maximum, and to reduce downtime for maintenance, redeployment to new dredging sites and between projects as needed to coordinate project completion and start dates with third parties.  However, as a practical matter, we believe that sustaining dredger operations in the range of 50 – 60% of the theoretical maximum constitutes full utilization of our dredger capacity and we estimate that we have achieved this since the inception of Fujian Service in 2008.  In general, we accomplish this objective by concentrating our business so that we deploy multiple dredgers on a single major project or on projects clustered in a single region or geographic area.  As a result, we are working in fewer locations and on fewer individual projects than the number of dredgers in our fleet, thereby ensuring prompt provisioning of spare parts and reduced downtime for vessel repositioning.  In addition, we strive to properly operate and maintain our dredgers and related capital equipment so that they achieve or exceed the nominal performance specifications of the manufacturers.  Our success in implementing such operating strategies directly influences our effective capacity, dredging volumes and revenues and can vary significantly when measured over short periods of time, such as quarter-to quarter.  It also allows us to reduce unit costs and increase margins by spreading fixed costs over the largest possible revenue base.

•
The increased significance of lease expense in our operating costs.  In 2008 and 2009, we owned three dredgers and leased two dredgers, and our leased dredgers increased to six after June 2010.  This pattern of purchases and leases has resulted in the percentage of leased vessels increasing from 40% in 2008 and 2009 to more than 60% after June 2010, although the percentage decreased to 56% after we acquired one dredger in January 2011 that we previously leased.  Subsequent leases of four dredgers (net of two lease terminations) have increased our percentage of leased vessels to approximately 69%.  The inclusion of a higher percentage of lease expense in our operating costs has the effect of lowering our reported margins because lease costs tend to be higher than depreciation we report on vessels we own.  This change in the mix of our vessel ownership should be considered in making direct comparisons of expenses and margins for current and historical periods.

•
Backlog and business development pipeline.  Because contracts begin in one fiscal year or reporting period and are typically completed in a subsequent fiscal year or reporting period, we believe that the revenue recognized in a particular year or period is not, by itself, the best indicator that our business is expanding.  We believe that the prospects for future project work should normally also be considered.  We measure this important metric and related trends by calculating our project backlog, which comprises only unrealized revenue on executed contracts with specific schedules for commencement and firm pricing and includes as-yet-uncompleted work on in-progress dredging projects.  We only began to track this important metric in 2009, so the availability of trend information is limited.  Our backlog as of December 31, 2010 was $62.3 million, an amount consistent with our objective of maintaining firm contract levels that will keep our dredging fleet fully utilized for at least three to four months, taking into account prospective increases in our fleet size.

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

*
We have excluded from the backlog three one-year contracts with two of our largest customers totaling approximately $44.6 million (at the closing date of December 31, 2010), which were previously reported in our backlog as of June 30, 2010.  These three contracts were formally deferred in October 2010 by mutual written agreement between us and our customers, but discussions were underway prior to reaching agreement on the deferral.  By mutual agreement, these three contracts were, subsequent to December 31, 2010, replaced by three other one-year contracts for which work has commenced with an aggregate contract value of approximately $61.0 million.

We maintain an active dialogue with our two largest customers about the allocation of upcoming projects under our cooperation agreements.  The contract proposal or bidding process is ongoing for us and results in regular additions to our contract backlog, the balance of which is also continuously reduced by work performed and further adjusted for contract change orders.  We believe our backlog, pipeline of contracts in the bid- or negotiation-stages and communications with customers with whom we have signed long-term cooperation agreements provide us with significant revenue visibility through 2011 and into 2012 and gives us a basis for confidence that our dredging fleet can remain substantially fully utilized through at least the first quarter of 2012 and that our targeted objectives to add to our fleet and capacity are prudent.

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

Cost of Revenue

	For the Period from
	January 8, 2008
	(Inception) to		For the Years Ended December 31,
	December 31, 2008 (Fujian Service)		2009 (Fujian Service)		2010 (China Dredging)
	Amount	% of Cost	Amount	% of Cost	Amount	% of Cost
Wages	$596,694	2.3%	$861,861	2.2%	$885,561	1.5%
Leasing fees	1,273,713	5%	1,720,275	4.4%	7,150,238	12.2%
Crew hire charge	1,110,149	4.4%	1,457,329	3.8%	2,685,442	4.6%
Consumable parts	18,757,168	73.8%	29,724,508	76.8%	42,964,969	73.1%
Depreciation	3,686,503	14.5%	4,951,517	12.8%	5,037,318	8.6%
Cost of contract revenue	$25,424,227	100%	$38,715,490	100%	$58,723,528	100%

Operating Expenses

Our operating expenses include professional fees and general and administrative expenses.  We expect our operating expenses to increase in connection with our expansion plans.  We also anticipate incurring higher expenses in connection with our financing strategies and as a public company, primarily including additional legal and corporate governance expenses, including salary and payroll-related costs for additional accounting staff.

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

Impairment of Long-Lived Assets

We test long-lived assets or asset groups for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable.  Circumstances which could trigger a review include, but are not limited to:  significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; and current expectation that the asset will more likely than not be sold or disposed significantly before the end of its estimated useful life.  Recoverability is assessed based on the carrying amount of the asset and its fair value which is generally determined based on the sum of the undiscounted cash flows expected to result from the use and the eventual disposal of the asset, as well as specific appraisal in certain instances.  An impairment loss is recognized when the carrying amount is not recoverable and exceeds fair value.  As individual dredgers generate their own cash flow, each individual dredger is separately reviewed for impairment.  If long-lived assets are to be disposed, depreciation is discontinued, if applicable, and the assets are reclassified as held for sale at the lower of their carrying amounts or fair values less costs to sell.  Based on our assessment, no triggering events were identified as of December 31, 2010, 2009, or 2008.

Income Taxes

We are incorporated in the BVI, the laws of which do not require us to pay any income taxes or other taxes based on revenue, business activity or assets.  Our subsidiaries domiciled and operating in other countries file separate tax returns in the respective jurisdictions in which they are domiciled or operate.  Pursuant to authoritative accounting guidance regarding income taxes, deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be effective when the differences are expected to reverse.  Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of income in the period that includes the enactment date.  Authoritative accounting guidance prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the tax return.  This guidance also addresses de-recognition of income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

The PRC tax system is subject to substantial uncertainties and has been subject to recently enacted changes, the interpretation and enforcement of which are also uncertain.  Changes in PRC tax laws or their interpretation or application may subject us to substantial PRC taxes in future.  No deferred tax liability has been provided as the amount involved is immaterial.  Fujian Service has analyzed the tax positions taken or expected to be taken in its tax filings and has concluded it has no material liability related to uncertain tax positions.  For the years ended December 31, 2010 and 2009 and the 2008 period, we had no unrecognized tax benefit.  We do not anticipate any potential future adjustments in the next twelve months that would result in a material change to our financial tax position.

Other Comprehensive Income

Pursuant to authoritative accounting guidance regarding comprehensive income, our comprehensive income consists of net income and foreign currency translation adjustments.  We translate our assets and liabilities of foreign operation at the rate of exchange in effect on the balance sheet date.  We translate income and expenses at the average rate of exchange prevailing during the period.  The year-end rates for December 31, 2010 and 2009 of RMB into one U.S. dollar were 6.6000 and 6.8270, respectively, and the period-end rate for December 31, 2008 was 6.8225.  Average rates for the years ended December 31, 2010 and 2009 were 6.7604 and 6.8303, respectively, and for the 2008 period was 6.9351.  The related translation adjustments are reflected in “Accumulated other comprehensive income” in the equity section of our consolidated balance sheets.  Foreign currency gains and losses resulting from transactions are included in earnings.  As of December 31, 2010, 2009 and 2008, the accumulated foreign currency translation gain was approximately $9.0 million, $4.9 million, $0.7 million and $0.7 million, respectively.

Business Combination and Recapitalization

Mr. Qing Lin holds a 91% equity interest of Wonder Dredging and Mr. Panxing Zhuo holds the other 9% equity interest of Wonder Dredging.  They are the brother-in-law and father, respectively, of Mr. Xinrong Zhuo, our Chairman and Chief Executive Officer and sole shareholder of Mars Harvest Co., Ltd. which effectively holds approximately 64.3% of our shares (or 54.0% if all preferred shares are converted).  Mr. Qing Lin and Mr. Panxing Zhuo, pursuant to an agreement, hold their interests in Fujian Service indirectly as the representatives of the family.  Through the agreement, Mr. Xinrong Zhuo has had the exclusive right to make executive decisions and manage Fujian Service since its inception.  Half of the equity interest of Fujian Service is held by Fujian WangGang and the other half is held by Wonder Dredging.  Mr. Qing Lin, Mr. Panxing Zhuo, and Mr. Xinrong Zhuo constitute a common control group holding more than 50% of the equity interest of Fujian Service.  Our consolidated financial statements have been prepared as if the existing corporate structure had been in existence throughout the periods presented and as if the reorganization had occurred as of the beginning of the earliest period presented.  Specifically, the presentation of our financial results and position for Fujian Service is from January 1, 2008 its inception, through December 31, 2008 and for years 2009 and 2010.

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

Escrow Shares, Embedded Derivative and Preferred Share Discount

On October 29, 2010, our controlling shareholder, a company controlled by Mr. Xinrong Zhuo, our Chairman of the Board of Directors and Chief Executive Officer, placed 15,000,000 of our ordinary shares into the Make-Good Escrow, pursuant to a securities escrow agreement, for the purpose of providing protection to the investors in our 2010 Private Placement in the event we do not achieve certain net income thresholds for the years ended 2010 and 2011.  If we were not to achieve the thresholds set forth below, holders of our preferred shares will receive additional shares from the Make-Good Escrow, up to the full number of shares held in the Make-Good Escrow.  The number of additional shares that may be released to investors in our 2010 Private Placement if we fail to meet the Adjusted Net Income targets set forth below is equal to:  (Original Invested Shares * (Target EPS/Actual EPS)) — Original Invested Shares.  ”Actual EPS” means the Adjusted Net Income for fiscal year 2010 or 2011, as applicable, divided by the number of our fully diluted outstanding shares.  ”Target EPS” means the performance threshold for the applicable year divided by the number of our fully diluted outstanding shares.  Adjusted Net Income means after-tax net income based on U.S. GAAP, adjusted to exclude (i) non-cash charges associated with the Merger, our 2010 Private Placement and any public offering or other financing by us, (ii) expenses related to the release of the escrow shares, and (iii) expenses related to implementation of any of the agreements related to our 2010 Private Placement.  Adjusted Net Income for 2010 is calculated by adding the Adjusted Net Income of Fujian Service for the six months ended June 30, 2010 and our Adjusted Net Income on a consolidated basis for the six months ended December 31, 2010.  The pro-rata right to receive shares issuable pursuant to the Make-Good Escrow is based upon preferred shares issued to investors.  Shares not distributed from the Make-Good Escrow will be returned to the shareholder that contributed them.  The Adjusted Net Income targets for the 2010 and 2011 fiscal years are $48.1 million and $87.0 million, respectively.

We have already achieved the Target EPS for 2010 and believe we will have sufficient Actual EPS in 2011 such that most, if not all, of the escrow shares will be released back to the shareholder.  If we do achieve sufficient Actual EPS for 2011 and release the escrow shares back to the shareholder, we do not believe the fair value of the escrow shares should be recognized as compensation or an expense.  According to relevant guidance, to overcome the presumption that the release of shares are compensatory, we have considered the substance of the arrangement, including whether the arrangement was entered into for purposes unrelated to, and not contingent upon, continued employment.

The Make-Good Escrow was not entered into for purposes related to, or contingent upon, continued employment of the key executive.  The sole reason for us and Mr. Zhuo’s company to enter into the escrow arrangement was to induce investors to close our 2010 Private Placement.  In accordance with authoritative accounting guidance, we believe the proceeds of our 2010 Private Placement should be treated as being received for a combination of our preferred shares issued to the investors and the contingent right to a variable number of ordinary shares under the Make-Good Escrow.  We further believe this requires that our 2010 Private Placement proceeds be allocated first to the contingent right to a variable number of shares based on the estimated fair value of that right, with the remaining proceeds allocated to our preferred shares.  In effect, Mr. Zhuo’s company would be treated as having contributed to us a contingent right to a variable number of shares while we are treated as having sold an identical right to our 2010 Private Placement investors.  In accordance with authoritative accounting guidance, our contingent obligation to deliver a variable number of shares to investors is recorded as a liability.  It was initially recorded at its $14,101,247 estimated fair value as of December 31, 2010.   The effective right to receive an equal number of shares from Mr. Zhuo is not an asset but instead represents a potential future capital contribution.

Prospectively, we adjust the liability for the contingent obligation to deliver a variable number of shares to its estimated fair value at each balance sheet date. Changes to the liability are recorded as gains or losses in the determination of net income.  Upon settlement (or cancellation if we meet the Target EPS for 2011) the liability will first be adjusted to the fair value of the shares actually delivered. Any difference between that amount, and the amount previously recorded, will be reflected as a gain or loss in the determination of net income. The liability will then be eliminated with a corresponding increase in additional paid-in capital reflecting the fact that Mr. Zhuo will be providing the shares to the investors for settlement.

The holders of our preferred shares have the right to receive 20% of the $5.00 purchase price on the second anniversary of issuance if not yet converted. Substantially, this is the right to $1.00 per share if we fail to have the ordinary shares underlying our preferred shares both successfully registered with the SEC and listed on a suitable exchange by October 2012. We have determined that this contingent right of the holders of our preferred shares is an embedded derivative financial instrument which must, for financial reporting purposes, be separated from the host instrument (i.e., from our preferred shares) and treated as a separate instrument. Proceeds of our 2010 Private Placement were allocated to the derivative liability in an amount equal to its estimated fair value at each balance sheet date following our 2010 Private Placement. Prospectively, the derivative liability is adjusted to its estimated fair value at each balance sheet date with changes in its fair value recorded in our statements of operations.

There were no readily ascertainable market prices for the ordinary shares or the rights that investors hold under the Make-Good Escrow. We estimated the fair value of obligation under the Make-Good Escrow by using a Monte Carlo valuation model, using variables as of time of our 2010 Private Placement:  1) gross margin on dredgers within the range of historical experience, 2) the addition of new dredgers within a range bounded by new lease opportunities known at the time and our resources available at such times to secure additional leased vessels in future periods, 3) revenue for both existing dredgers and potential new dredgers within a range bounded by historical experience and existing backlog, 4) RMB/USD exchange rates within a range consistent with PRC government guidance available at the time, and 5) sales, general and administrative expenses as a percentage of revenue within parameters known at the time of our 2010 Private Placement. The result was an expected escrow share issuance of 3,234,231 shares at December 31, 2010. As of each such balance sheet date, that number of expected shares was then multiplied by the estimated fair value of each share determined as discussed below ($4.36 at December 31, 2010), to produce the estimated fair value of Make-Good Escrow obligation of $14,101,247 at December 31, 2010. There was only a short period of time from the final closing of our 2010 Private Placement (December 21, 2010) until December 31, 2010, and our 2010 Private Placement closed on various dates in the fourth quarter of 2010 all at the same price. We believe that no material information was available at December 31, 2010 that was not available throughout our 2010 Private Placement. Accordingly, we do not believe the value of the Make-Good Escrow obligation changed materially during the period from closing to December 31, 2010. The estimation of the fair value of the Make-Good Escrow obligation is based on level 3 inputs.

As of December 31, 2010, we estimated the value of the embedded derivative based on the $10,012,987 proceeds that would be paid, discounted at an interest rate of 9.0% and multiplied by 18%, representing the probability, viewed from the time of our 2010 Private Placement, that the underlying ordinary shares would not be registered and listed.  We believe the 9.0% interest rate, which is consistent with then-effective high-yield rates in U.S. markets, is appropriate for debt in such amount at the parent-company level that is unsecured, illiquid and structurally subordinated to creditor claims at the operating companies (the locus of substantially all of our assets).  As of December 31, 2010, we estimated the probability of our not being registered and listed by October 2012 to be the same as the actual percentage of all Form F-1 filers in 2009 and 2010 failing to achieve effectiveness of their registration statements.  However, our actual probability of success could differ from that of companies who filed registration statements during the reference period, or an actual market participant could take a different view. We believed that, in our case, as viewed from conditions as they existed at December 31, 2010, once our registration statement becomes effective, all other requirements to achieve a national exchange listing would be satisfied or within our control, which would is sufficient to extinguish the embedded derivative.  While listing requirements relating to market capitalization are not directly in our control, we expected to have sufficient market capitalization based on our cash alone to meet requisite listing standards.  Even under the lowest 1% tail scenario of the Monte Carlo valuation model discussed above, we would have positive net income which should not detract from the value of the cash in determining market capitalization.  For reverse merger companies, the listing standards of The Nasdaq Stock Market LLC, the NYSE, and NYSE Amex changed subsequent to December 31, 2010, now including a “seasoning” requirement that such companies trade on the over-the-counter markets or another national or foreign exchange for one year and complete SEC filings during this time, with a limited exception for listings in connection with firmly underwritten public offering of at least $40 million.  We concluded, at a point subsequent to December 31, 2010, that there was not adequate time for us to comply with seasoning requirements for listing prior to the listing deadline, substantially increasing the possibility that we will need to pay to settle the embedded derivative.

The embedded derivative is part of our preferred shares and was entered into as an inducement to our 2010 Private Placement investors to purchase our preferred shares. It is not used for hedging purposes. The estimate of the embedded derivative’s fair value is based on “level 3” inputs, meaning unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The embedded derivative and the obligation under the Make-Good Escrow are the only instruments held by us that are carried at fair value estimated using level 3 inputs. The changes in the carrying value of the level 3 instruments during the year ended December 31, 2010 was as follows:

December 31, 2010
Liability balance b/f	$-
Additional liabilities entered into the period/year	15,607,697
Increase in liability fair value	11,298
Liability balance c/f	$15,618,995

Reducing the gross proceeds of our 2010 Private Placement by the $14,101,247 allocated to the contingent right to shares pursuant to the Make-Good Escrow and $1,506,450 to the embedded derivative resulted in $34,457,238 being initially allocated to the 10,012,987 preferred shares. This amount was reduced by the $3,621,649 of offering costs relating to our 2010 Private Placement resulting in $30,835,589 initially allocated to our preferred shares.  At December 31, 2010, the derivative liability was increased by an additional $11,298 to our estimated fair value of $1,517,748. This resulted in a total derivative loss of $11,298 for the year ended December 31, 2010 as shown on our statements of operations. The 10,012,987 preferred shares are convertible into an equal number of ordinary shares which for which a fair value was estimated to determine if our preferred shares contained a beneficial conversion feature.

We calculated an estimated fair value of our ordinary shares by applying to our trailing earnings the price-earnings ratio equal to the average price-earnings ratio of the only two other public companies (as of fourth quarter 2010) in the dredging industry, or the peer companies, after making the adjustments described below. The peer companies, whose trailing price-earnings ratios averaged 10.5 at December 31, 2010, are domiciled in developed countries, specifically the Netherlands and the United States, no single shareholder or group controls the peer companies and their shares are liquid and actively traded.  To adjust the price-earnings ratio for the peer companies for differences in our circumstances, we applied two discount factors at December 31, 2010.  The first was a discount of 24.5% at December 31, 2010 to reflect the market discount applicable to Chinese companies of a scale consistent with ours. We determined this discount by calculating the average price-earnings ratio of the 34 U.S.-listed Chinese companies with market capitalizations between $100 million and $400 million and positive 1-year trailing earnings and comparing it with the average price earnings ratio of the S&P 500 over the time period when our 2010 Private Placement occurred to obtain the discount applicable at December 31, 2010.  We then applied an additional 40% discount at December 31, 2010 to reflect the lack of marketability and control of us as compared with public companies generally. The lack of marketability was based on the fact that none of our shares were registered and there was no ready market for the shares.  The size of the discount needed for lack of marketability was limited by the fact that we were a public company through our reverse merger with Chardan Acquisition Corp. and had plans and a clear intention to register our shares and list on an exchange. The control element of the discount was necessary because a majority of our voting shares are controlled by Mr. Zhuo and would continue to be controlled by him based on the Monte Carlo simulation of the shares to be transferred from the Make-Good Escrow.

The result of applying these two discounts in sequence to the average price-earnings ratios for the peer companies was to lower the price-earnings ratio used to compute our per share value to 4.8 for December 31, 2010.  We multiplied the 4.8 price-earnings ratio to our projected 2010 net income of $48.4 million disclosed to investors in our 2010 Private Placement.  Noting that prior to our 2010 Private Placement we had no excess cash after taking into account our debt levels, the result at December 31, 2010 was a calculated equity value of $229.8 million, or $4.36 per outstanding ordinary shares (before giving effect to our 2010 Private Placement).  The estimate of value per common share at December 31, 2010 are subject to considerable uncertainty and it is likely that if ordinary shares had been sold separately they would have sold for amounts different than $4.36 at December 31, 2010, and such differences could have been material. There were only two peer companies, and our determination to use a 40% discount for lack of marketability and control is subjective and potentially at the higher end of ranges that may be regarded as typical for such discounts.

The $43,929,923 estimated fair value of the ordinary shares into which our preferred shares would convert exceeded the $34,457,238 gross proceeds allocated to our preferred shares, as described above.  We consequently concluded that this was a “beneficial conversion feature” under authoritative accounting guidance. This beneficial conversion feature resulted in the allocation of $9,199,385 additional proceeds of our 2010 Private Placement to the beneficial conversion feature (recorded in additional paid-in capital) leaving $21,636,203 as the allocation of proceeds to our preferred shares ($25,257,852 gross less $3,621,649 offering costs), representing a discount of $28,428,732 compared to the liquidation preference of $50,064,935. Because the holders of our preferred shares had the immediate right to convert the shares to ordinary shares, the $22,020,420 portion of the discount representing the excess of the estimated fair value of the underlying shares over the net proceeds allocated to our preferred shares was immediately recorded as accretion of preferred share discount in accordance with authoritative accounting guidance. This accretion did not affect net income, but resulted in a reduction of net income attributable to ordinary shareholders, which ultimately reduced earnings per share. The accretion reduced retained earnings and increased our preferred share account.

The $43,656,623 balance of our preferred shares, after being increased by the immediate accretion, represented a discount of $6,408,312 from our  preferred shares’ $50,064,935 liquidation preference/contingent redemption price. This discount is accreted over the two year period until redemption can potentially occur. In accordance with ASC 470-25-35-7b, the accretion for each quarter is the amount necessary such that the cumulative accretion of the discount reflect the greater of the amount accreted under the interest (“effective yield”) method and the amount that would be realized by the holders of our preferred shares were they to convert on the balance sheet date at the estimated fair value of the ordinary shares into which they would convert. The accretion has no effect on net income but is recorded as a reduction of net income attributable to ordinary shareholders, which reduces earnings per share.

The additional reduction of net income attributable to ordinary shareholders for 2010 due to accretion of our preferred share discount was $273,300 occurring entirely in the fourth quarter of 2010.  This was based on interest method accretion.

Earnings per Ordinary Share

Earnings per ordinary share (basic and diluted) is based on the net income attributable to ordinary shareholders divided by the weighted average number of ordinary shares outstanding during each period.  Ordinary share equivalents are not included in the calculation of diluted earnings per ordinary share if their effect would be anti-dilutive.  For the year ended December 31, 2010, the weighted average outstanding ordinary share equivalents outstanding totaled 909,403, consisting of our preferred shares, all of which were anti-dilutive and, therefore, excluded in the calculation of diluted earnings per ordinary share. There were 10,012,987 outstanding ordinary share equivalents as of December 31, 2010.

We plan to pursue the registration of the ordinary shares underlying our preferred shares and a listing on a qualifying exchange so as to cause our preferred shares to automatically convert into ordinary shares.  There is no assurance that we will be able to accomplish this.  On a pro forma basis, had we been able to cause such a conversion upon issuance of our preferred shares, the basic and diluted earnings per ordinary share, both reported as $0.50 per share, would have instead both been $0.91.  This is with the additional 909,403 weighted average shares outstanding and eliminating the non-cash allocation of $22,293,720 of net income to our preferred shares.

We believe that this pro forma earnings per share information is useful to understand our earning ability if we are able to realize our goal of registering our shares with the SEC and list the shares on a qualifying exchange.

Internal Control over Financial Reporting

Historically, we have been a company with limited accounting personnel and other resources to address our internal control over financial reporting.  In connection with the audit of our financial statements included in this Report, we identified what we believe would constitute a “material weakness” in our internal control over financial reporting.  As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis by the company’s internal controls.  The material weakness we identified was that none of our employees had any formal training in U.S. GAAP and SEC rules and regulations.  Our Chief Financial Officer also does not have such training, and we may not be able to remediate this material weakness without significant expense, if at all.  We also may face additional material weaknesses in the future.  Therefore, there is a risk that our current or future financial statements may not be properly prepared in accordance with U.S. GAAP or that our current or future disclosures are not in compliance with SEC rules and regulations.

We have begun to undertake steps to remediate the material weakness described above and to improve our internal control over financial reporting.  We have engaged a PCAOB registered and inspected public accounting firm in the United States to provide consulting services to us in matters involving U.S. GAAP and SEC rules and regulations.  We also plan to take other important steps, including training our accounting, internal audit and finance staff, engaging consultants to assist with these functions, and implementing additional financial and management controls, reporting systems and procedures.  Although we do not expect the costs of our remediation efforts to be material, we expect these efforts to take time.  We have begun to implement these measures, expect to continue to implement them through the course of 2011, and plan to continue monitoring our internal controls with a view toward whether additional financial and management controls, reporting systems and procedures are appropriate.  We do not expect that our plan will fully remediate the material weakness described above until at least December 31, 2011, and it may not ensure the adequacy of our internal controls over our financial reporting and processes in the future.

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

Results of Operations

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

The following table presents our operating results for the year ended December 31, 2010 compared to the year ended December 31, 2009.  The 2009 amounts include only Fujian Service as the other companies in our consolidated group did not exist until 2010.

	For the Years Ended December 31,				Increase	Percent	Percent Change
	2009 (Fujian Service)		2010 (China Dredging)		(Decrease)	Change	in RMB
Contract revenue	$80,333,891	100.0%	$131,405,665	100.0%	$51,071,774	63.6%	61.9%
Cost of contract revenue	(38,715,490)	(48.2)%	(58,723,528)	(44.7)%	20,008,038	51.7%	50.2%
Gross profit	41,618,401	51.8%	72,682,137	55.3%	31,063,736	74.6%	72.8%
General and administrative expenses	(2,531,132)	(3.2)%	(7,159,793)	(5.4)%	4,628,661	182.9%	182.9%
Income from operations	39,087,269	48.7%	65,522,344	49.9%	26,435,075	67.6%	65.7%
Other income (expense)	(726,020)	(0.9)%	(731,668)	(0.6)%	5,648	0.8%	(0.3)%
Income before income taxes	38,361,249	47.8%	64,790,676	49.3%	26,429,427	68.9%	67.0%
Income tax expense	(9,596,651)	(11.9)%	(16,556,396)	(12.6)%	6,959,745	72.5%	70.8%
Net income	$28,764,598	35.8%	$48,234,280	36.7%	$19,469,682	67.7%	65.7%

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

While our business prospects are solid and growing, the significant growth in backlog during 2010 is primarily attributable to the formalization of contracts that permit reporting of firm backlog statistics.  To a lesser degree it reflects our increased availability to enter into larger contract commitments as a result of adding four vessels to our dredging fleet in the second half of 2010.

Dredger Downtime for Redeployment/Repositioning

	Q1	Q2	Q3	Q4	Year Average
2010	2.9%	4.4%	10.9%	17.8%	10.5%
2009	18.0%	2.4%	10.0%	3.5%	8.4%

The impact of redeployments and repositioning on our overall fleet utilization was slightly higher in 2010 than in 2009, reflecting an increase in average downtime of 2.1%.  However, while the year average was similar from 2009 to 2010, dredger downtime showed great volatility quarter-to-quarter, both when comparing sequential periods and when comparing the first and fourth fiscal quarters of 2010 to 2009.  We believe this volatility is common in the dredging business and reflects changes in contract arrangements from time to time.

Effect of Exchange Rates

Substantially all of our operations are conducted in the PRC and RMB which is our functional currency.  The average exchange rate used in translating the results of operations and cash flows for the years ended December 31, 2010 and 2009 was 6.7604 and 6.8303, respectively, which represented a 1.0% increase from 2009 to 2010 in the value of the RMB against the U.S. dollar.

Revenue

Contract revenue increased by $51.1 million, or 63.6% (61.9% without foreign exchange effect), to $131.4 million in 2010, compared to $80.3 million in 2009.  The increase primarily reflects the increase of our dredging volume and unit construction price.  The projects we performed varied in size and span of time.  Accordingly, we measure our business volume by cubic meters we dredged rather than by numbers of projects we performed in a specific period.  Applying the metric to our contract revenue allows us to track trends in unit construction price per cubic meter dredged.  The unit construction price for each contract varies and reflects the negotiated price with the contractor for each specific project, depending on the nature of sediments in the river bed, difficulties in the dredging, and other factors specific to the project.  With four leased dredgers joining the fleet from June 2010, we were able to deliver larger business volume and execute more projects with various field conditions.  We completed 78.6 million cubic meters of dredging volume in 2010 as compared to 52 million cubic meters in 2009, a 51.2% increase in dredging volume.  In addition, the unit construction price per cubic meter increased by $0.12, or 7.7% (7.1% without foreign exchange effect), to $1.67 in 2010 from $1.55 in 2009 due to increase of demand for our dredging services and general market conditions providing us with stronger negotiation power.

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

	For the Years Ended December 31,
	2009 (Fujian Service)			2010 (China Dredging)
	Amount	Average unit cost (per cubic meter)	Percentage of Revenue	Amount	Average unit cost (per cubic meter)	Percentage of Revenue
Wages	$861,861	$0.02	1.1%	$885,561	$0.01	0.7%
Leasing fees	1,720,275	0.03	2.1%	7,150,238	0.09	5.4%
Crew hire charge	1,457,329	0.03	1.8%	2,685,442	0.03	2.1%
Consumable parts	29,724,508	0.57	37.0%	42,964,969	0.55	32.7%
Depreciation	4,951,517	0.10	6.2%	5,037,318	0.06	3.8%
Cost of contract revenue	$38,715,490	$0.75	48.2%	$58,723,528	$0.74	44.7%

The cost of consumable parts increased from $29.7 million in 2009 to $43.0 million in 2010, while the percentage to revenue declined from 37.0% to 32.7%, primarily due to improved cost control and operation management.  This decrease resulted in the decrease of average unit construction cost of $0.02.  Leasing fees increased by $5.4 million, primarily due to our four leased vessels being put into operation in June 2010, accounting for 5.4% of our revenue in 2010 as compared to 2.1% in 2009.  This increase resulted in the increase of average unit construction cost of $0.06.  The crew hire charge associated with leased vessels increased by $1.2 million in 2010 compared to 2009, also due to the addition to our four leased vessels.  The crew hire charge change had insignificant impact on our unit construction cost.  The amount of wages and depreciation remained relatively flat in 2010 compared to 2009, primarily reflecting our ownership and operation of the same three dredgers in our fleet.  Wages accounted for 1.1% and 0.7% of our revenue in 2009 and 2010, respectively, which decrease resulted in the decrease of average unit construction cost of $0.01.  Depreciation accounted for 6.2% and 3.8% of our revenue in 2009 and 2010, respectively, which decrease resulted in the decrease of average unit construction cost of $0.04.  The decrease of wages and depreciation in percentage of revenue was due to increase in leased vessels.

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

	For the Years Ended December 31,
	2009 (Fujian Service)			2010 (China Dredging)
	Amount	% of Total G&A	% of Total Revenue	Amount	% of Total G&A	% of Total Revenue
Revenue tax expenses*	$1,991,493	78.7%	2.5%	$5,111,870	71.4%	3.9%
Salary and benefits	159,808	6.3%	0.2%	239,916	3.3%	0.2%
Operating insurance	187,575	7.4%	0.3%	191,153	2.7%	0.1%
Other expenses	192,256	7.6%	0.2%	312,633	4.4%	0.2%
Financing and restructuring expenses	—	—	—	1,304,221	18.2%	1.0%
Total G&A	$2,531,132	100.0%	3.2%	$7,159,793	100.0%	5.4%

*	In the PRC, provincial and local governments levy certain taxes based on revenue and we record this tax expense as a general and administrative expense.

General and administrative expense increased from $2.5 million, or 3.2% of revenues in 2009 to $7.2 million, or 5.4% of revenues in 2010.  The increase in general and administrative expense was primarily attributable to an increase in revenue taxes of $3.1 million.  For the services we provide, business tax can range from 2% up to approximately 5%, depending on local project concessions, and does not fluctuate in a consistent manner with contract revenue.  The applicable business tax rates are set in negotiations between our customers and local governments.  As a subcontractor, we pay an amount calculated by multiplying the negotiated business tax rates applicable to each project by our revenue for the project.  Our contracts do not permit us to rebill our customers for the business tax we incur.  The increases in salary and benefits expense and other expenses in 2010 as compared with 2009 ($80,108 and $120,377, respectively) were primarily attributable to maintenance of our company and our subsidiaries other than Fujian Services following their formation.  We had an aggregate of $1.3 million of non-recurring restructuring expenses in 2010, which mainly reflect auditor and legal fees relating to the Merger.

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

Year Ended December 31, 2009 Compared to the Period from January 8, 2008 (Inception) to December 31, 2008

The following table presents our operating results for 2009 compared to 2008.

	Fujian Service Period/Year Ended December 31,				Increase	Percent	Percent Change in
	2008		2009		(Decrease)	Change	RMB
Contract revenue	$54,480,271	100.0%	$80,333,891	100.0%	$25,853,620	47.5%	45.2%
Cost of contract revenue	(25,424,227)	(46.7)%	(38,715,490)	(48.2)%	13,291,263	52.3%	50.0%
Gross profit	29,056,044	53.3%	41,618,401	51.8%	12,562,357	43.2%	41.1%
General and administrative expenses	(2,152,575)	(4.0)%	(2,531,132)	(3.2)%	378,557	17.6%	15.8%
Income from operations	26,903,469	49.4%	39,087,269	48.7%	12,183,800	45.3%	43.1%
Other Income (expense)	(136,332)	(0.3)%	(726,020)	(0.9)%	589,688	432.5%	424.5%
Income before income taxes	26,767,137	49.1%	38,361,249	47.8%	11,594,112	43.3%	41.1%
Income tax expense	(6,696,745)	(12.3)%	(9,596,651)	(12.0)%	2,899,906	43.3%	41.1%
Net income	$20,070,392	36.8%	$28,764,598	35.8%	$8,694,206	43.3%	41.1%

Dredger Downtime for Redeployment/Repositioning

The dredger downtime for redeployment and repositioning was around 2% for 2008 and around 8% for 2009.  The main reason for the increase in 2009 was that we started our business in 2008 in only one province in China, but we commenced dredging business in other provinces in China in 2009.  Expansion to other provinces caused a higher downtime percentage due to redeployment and repositioning over greater distances.

Effect of Exchange Rates

Substantially all of our operations are conducted in the PRC and RMB which is our functional currency. The average exchange rate used in translating the results of operations and cash flows for the year ended December 31, 2009 and for the 2008 period was 6.8303 and 6.9351, respectively, which represented a 1.5% increase from 2008 and 2009 in the value of the RMB against the U.S. dollar.

Revenue

Our contract revenue increased 47.5% (45.2% without foreign exchange effect) to $80.3 million in 2009 as compared to 2008.  The increase primarily reflects the increase of our dredging volume and unit construction price.  We started 2008 operations with one dredger and added our fifth dredger in June 2008.  We completed 39.8 million and 52.0 million cubic meters of dredging volume, respectively, in 2008 and 2009, a 30.7% growth rate.  In addition, the unit construction price per cubic meter increased by $0.18, or 13.1% (11.0% without foreign exchange effect), from $1.37 to $1.55 in 2009 compared to 2008 due to an increase in demand for our dredging services resulting from high demand for and limited supply of dredging capacity.

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

	Fujian Service
	For the Period from January 8, 2008 (Inception) to December 31, 2008			For the Year Ended December 31, 2009
	Amount	Average Unit Cost (per Cubic Meter)	Percentage of Revenue	Amount	Average Unit Cost (per Cubic Meter)	Percentage of Revenue
Wages	$596,694	$0.01	1.1%	$861,861	$0.02	1.1%
Leasing fees	1,273,713	0.03	2.3%	1,720,275	0.03	2.1%
Crew hire charge	1,110,149	0.03	2.1%	1,457,329	0.03	1.8%
Consumable parts	18,757,168	0.47	34.4%	29,724,508	0.57	37.0%
Depreciation	3,686,503	0.09	6.8%	4,951,517	0.10	6.2%
Cost of contract revenue	$25,424,227	$0.63	46.7%	$38,715,490	$0.75	48.2%

The cost of consumable parts increased from $18.8 million in 2008 to $29.7 million in 2009, accounting for 34.4% and 37.0% of our revenue in 2008 and 2009, respectively, primarily due to higher prices for procuring the consumable parts which demand recovered from a 2008 low.  The increased cost of consumable parts resulted in the increase of average unit construction cost of $0.10.  Leasing fees increased by $0.4 million from 2008 to 2009, since we fully operated with two leased dredgers in 2009 but we did not lease our second dredger until June 2008.  Leasing fees accounted for 2.3% and 2.1% of our revenue in 2008 and 2009, respectively.  The crew hire charge associated with leased vessels increased by $0.3 million from 2008 to 2009, due to the increase of our average leased dredgers size, accounting for 2.1% and 1.8% of our revenue in 2008 and 2009, respectively.  Both the leasing fees and crew hire charge changes had an insignificant impact on our unit construction cost.  Wages increased from $0.6 million in 2008 to $0.9 million in 2009, since we fully operated with three owned dredgers in 2009 but we did not own the third of our dredgers until May 2008.  The increase in wages resulted in the increase of average unit construction cost of $0.01.  Depreciation costs increased from $3.7 million to $5.0 million, due to increase of our average owned dredgers size, accounting for 6.8% and 6.2% of our revenue in 2008 and 2009.  The increase of average cost of depreciation per cubic meter resulted in the increase of average unit construction cost of $0.01.

While some of our costs of contract revenue, such as wages, leasing fees, crew hire charge and depreciation, primarily depend on the number vessels in our fleet, the cost of consumable parts primarily depends on our dredging workload.  Accordingly, changes in our costs for consumable parts may be disproportionate to changes in other costs of contract revenue.  In addition, the increase in the cost of consumable parts, which we experienced in 2009 compared to 2008, may not vary consistently with our contract revenues.  Dredging projects can require varying levels of consumable parts, particularly in more difficult dredging conditions, and high demand for consumable parts affords suppliers the ability to increase prices to customers such as us.

Gross Profit

Our gross profit increased from $29.1 million in 2008 to $41.6 million in 2009, primarily due to our increased revenue.  Since our average unit construction price in 2009 increased by 13.1% (11.0% without foreign exchange effect) compared to 2008 while our average unit construction cost increased by 19.0% (14.9% without foreign exchange effect), our gross profit margin decreased from 53.3% to 51.8%, or a 2.8% percentage decrease.

General and Administrative Expenses

The following table set forth certain information regarding the main components of our general and administrative expenses for the periods indicated:

	Fujian Service
	For the Period from January 8, 2008 (Inception) to December 31, 2008			For the Year Ended December 31, 2009
	Amount	% of Total G&A	% of Total Revenue	Amount	% of Total G&A	% of Total Revenue
Revenue tax expenses*	$1,794,860	83.4%	3.3%	$1,991,493	78.7%	2.5%
Salary and benefits	140,014	6.5%	0.3%	159,808	6.3%	0.2%
Operating insurance	103,056	4.8%	0.2%	187,575	7.4%	0.3%
Other expenses	75,632	5.3%	0.2%	192,256	7.6%	0.2%
Total G&A	$2,152,575	100.0%	4.0%	$2,531,132	100.0%	3.2%
*	In the PRC, provincial and local governments levy certain taxes based on revenue and we record this tax expense as a general and administrative expense.

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

Net Income

As a result of the foregoing, our net income increased $8.7 million, or 43.3% (41.1% without foreign exchange effect), to $28.8 million in 2009, compared to $20.1 million in 2008.

Liquidity and Capital Resources

As of December 31, 2010 we had cash of $88.5 million, an increase of $65.2 million from December 31, 2009. Our current assets totaled $102.4 million as of December 31, 2010 while our current liabilities totaled $11.9 million. We have financed our activities to date primarily through cash generated from operating activities and private placements of our securities.  Between October 2010 to December 2010, we completed multiple closings of our 2010 Private Placement and received net proceeds of approximately $46.5 million, which substantially increased our cash balance and strengthened our liquidity position.  We believe that our available working capital will be sufficient to maintain our operations at the current level for at least the next 12 months.

As part of our efforts to expand our dredging capacity, we are continuing to actively explore opportunities to expand our fleet.  Our capital expenditures have historically related to the acquisition of dredgers.  As of December 31, 2008 and 2009, we had acquired dredgers for $52.1 million and $43.5 million, respectively.  As of December 31, 2008, we had payables for dredger purchases of $17.9 million, which we repaid by April 2009.  As of December 31, 2010 and 2009, we had capital commitments of $29.1 million and $27.1 million, respectively, payable until May 2013 for the acquisition of one new dredger.  We had no additional material capital expenditures from December 31, 2009 to December 31, 2010.  In January 2011, we acquired a non-self-propelling cutter suction dredger that we had previously leased for a purchase price of $13.6 million.  The aggregate rental deposit of $5.2 million we had previously paid was deducted from the vessel purchase price when we acquired the vessel, and we paid the balance of $8.4 million with a portion of the proceeds from our 2010 Private Placement.  $7.3 million of this balance had been paid as a deposit prior to December 31, 2010 and had already been removed from cash and current assets.  Only the remaining $1.1 million had to be paid from existing balances.  In May 2011, we entered into an agreement to have a new non-self-propelling 3,800 cubic meters per hour cutter suction dredger built for us for approximately $39.4 million (RMB260 million).  We paid approximately $19.7 million of this construction price with proceeds from our 2010 Private Placement and cash generated from operations.  The remaining $19.7 million is payable in three months upon construction milestones, which we expect will be achieved by December 2012, with approximately $0.1 million withheld as quality earnest money to be paid after a one-year warranty period.

We intend to use the remaining proceeds from our 2010 Private Placement to finance our plan to further expand our fleet.  In the event that we are unable to fund our planned fleet expansion in a timely manner, we intend to use cash generated from operating activities and to pursue alternative sources of financing, such as loan facilities from financial institutions, to meet our cash needs in relation to the expansion plan.  As of the date of this Report, we have no arrangements in place for such alternative sources of financing, which may not be available to us on reasonable terms, if at all.

The following table presents a comparison of our cash flows and beginning and ending cash balances during the year ended December 31, 2010 and 2009 and period ended December 31, 2008.  The amounts in the three categories of cash flows do not equal to the total changes for the years or period because of the effect of exchange rate:

	For the Period from
	January 8, 2008	For the Years Ended
	(Inception) to	December 31,
	December 31, 2008	2009	2010
	(Fujian Service)	(Fujian Service)	(China Dredging)
Cash flows provided by operating activities	$26,096,112	$30,952,939	$51,758,576
Cash flows used in investing activities	(42,059,354)	(2,196,096)	(24,965,015)
Cash flows provided by/(used in) financing activities	17,303,282	(6,785,017)	36,893,785
Net increase in cash	1,340,040	21,971,826	63,687,346
Cash at beginning of year/period	—	1,362,142	23,343,469
Cash at end of year/period	$1,362,142	$23,343,469	$88,532,472

Under our current corporate structure, Fujian WangGang is obligated to pay Fujian Service a management fee of RMB1 million and in return is entitled to 100% of the net profits (i.e., after all taxes and expenses) of Fujian Service determined under PRC accounting rules.

We or our subsidiaries will be providing capital to Fujian Service with proceeds from our equity transactions.  We may decide to provide some or all of this capital in the form of intercompany loans.

In the future, cash generated by Fujian Service will be moved to the other companies by a combination of the repayment of intercompany loans owed to us or other subsidiaries, or by payment to Fujian WangGang of all or part of the 100% of net profits (i.e., after all taxes and other expenses) of Fujian Service determined under PRC accounting rules to which Fujian WangGang is entitled under the Contracted Management Agreement.  Under PRC laws and regulations, Fujian Service is also required to set aside each year 10% of its net profits, based on PRC accounting standards, in order to fund a statutory surplus reserve until the accumulated amount of such reserve reaches 50% of its registered capital.  This reserve is not distributable as dividends except in the event of liquidation of Fujian Service. Consequently, distribution of the net profits to which Fujian WangGang is entitled are subject to the 10% PRC statutory surplus reserve requirements each year, which must remain invested in Fujian Service indefinitely unless Fujian Service is liquidated.

When Fujian WangGang receives profit distributions and proceeds from the repayment of loans to Fujian Service, Fujian WangGang can make intercompany loans to other group members within the PRC or declare and pay dividends to China Dredging HK.  Similarly, China Dredging HK can make loans to other group members or declare and pay dividends to us.

We intend to retain most, if not all, of our available funds and earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. We have never declared or paid any cash dividends on our ordinary shares or preferred shares. Our board of directors has significant discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial position, contractual restrictions, BVI and PRC laws, and other factors deemed relevant by our board of directors.

Cash Flow Provided by Operating Activities

The following table sets forth information regarding our cash provided by operating activities for the periods indicated:

	For the Period from January 8, 2008 (Inception) to	For the Years Ended December 31,
	December 31, 2008 (Fujian Service)	2009 (Fujian Service)	2010 (China Dredging)
Net income	$20,070,392	$28,764,598	$48,234,280
Adjustments to reconcile net income to net cash
Add: depreciation expense	3,686,744	4,952,236	5,038,074
Loss on derivative	—	—	11,298
Changes in operating assets and liabilities:
Accounts receivable, net	—	—	(12,536,435)
Cost and estimated earnings in excess of billings on contracts in progress	—	(2,210,343)	1,418,098
Other receivables	—	(311)	(905)
Inventories	—	(429,018)	236,039
Accounts payable	—	—	4,380,904
Income taxes payable	2,186,909	(179,402)	2,656,355
Accrued liabilities and other payables	152,067	55,179	2,320,868
Net cash provided by operating activities	$26,096,112	$30,952,939	$51,758,576

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

Net income plus depreciation equaled $53.3 million in 2010, an increase from $33.7 million in 2009.  In both years, cash from operations increased because, as would usually be the case with increasing revenue, the amount of uncollected revenue increased faster than the balance of unpaid expenses.

  In 2010, we collected $120.3 million from customers even though revenue was $131.4 million.  This primarily reflected an increase in accounts receivable, net of $12.5 million in 2010 compared to 2009, primarily due to the completion and final settlement of several projects immediately prior to December 31, 2010.  This also reflected a decrease in cost and estimated earnings in excess of billings on contracts in progress of $1.4 million during 2010, a reduction of $3.6 million, or 164.2%, from the $2.2 million increase by Fujian Service during 2009.  This reduction occurred despite that our revenue run rate was higher during 2010 compared to 2009 and was due to variations in the timing of progress payments for contracts in progress and the completion and final settlement of several projects immediately prior to December 31, 2010.

In 2010, we paid $54.7 million for expenses (net of interest income) other than income taxes even though those expenses totaled $66.6 million.  This primarily reflected the following factors:

•	depreciation of $5 million.

•
growth in our accounts payable of $4.4 million in 2010 compared to 2009.  This change was attributable primarily to accruals for the use of consumable parts by the four additional dredgers acquired in June 2010 and payables in accordance with the leases.  According to the agreements regarding our four new dredgers, the lessors would purchase components needed for dredging projects and we would reimburse them.

•
a decrease in our inventories of $0.2 million in 2010 compared to an increase of $0.4 million in 2009.  This decrease occurred even though our revenues grew more during 2010 than 2009, primarily due to our increased need of inventory largely passed on to dredger lessors and accounted for as accounts payable.

•
an increase in accrued liabilities and other payables of $2.3 million in 2010 compared to approximately $0.1 million in 2009.  This increase was attributable primarily to the accrual of leasing fees and crew hire charges in 2010.  The payment terms of three of the four dredgers leased during June 2010 permit payment of lease fees and crew hire charges in arrears.  This differs from the terms of our other dredger leases, which require us to pay lease fees and crew hire charges prior to the end of each month of operation.

We paid $13.9 million in income tax in 2010 while our income tax expense was $16.6 million.  This primarily reflected a $2.7 million increase in income taxes payable.  Because our income tax expense increased in 2010 compared to 2009, we did not have to settle a portion of the increase until after year end.

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

Net income plus depreciation equaled $33.7 million in 2009, an increase from $23.8 million in 2008.  In 2009, cash from operations decreased because, as would usually be the case with increasing revenue, the amount of uncollected revenue increased faster than the balance of unpaid expenses.  In 2008, we had collected all of our revenue by the end of the year but had not paid all of our expenses, including a significant portion of our income tax expense, which we did not have to pay until after year end.

In 2009, we collected $78.1 million from customers even though revenue was $80.3 million.  This primarily reflected an increase in cost and estimated earnings in excess of billings on contracts in progress of $2.2 million in 2009, compared to none in the 2008 period.  The nil balance in 2008 was due to our intention to complete all projects in 2008 to make a clearer conclusion on the performance of our first year operation.

The increase in 2009 was due to variations in the timing of progress payments for contracts in progress and the completion and final settlement of several projects immediately prior to December 31, 2009.

In 2009, we paid $37.4 million for expenses (net of interest income) other than income taxes even though those expenses totaled $42.0 million.  This primarily reflected depreciation of $5.0 million, although we did spend $0.4 million to build inventory.  We had no inventory as of December 31, 2008 because we had not started to procure inventories for new contracts for 2009.  The higher balance as of December 31, 2009 reflected the increase of upfront purchases relating to our backlog as of December 31, 2009.

We paid $9.8 million income tax in 2009 while our income tax expense was $9.6 million.  This primarily reflected a $0.2 million decrease in income taxes payable.  The small change in income taxes payable at December 31, 2009 compared to December 31, 2008 remained substantially the same as that for the fourth quarter of 2008.

We will incur non-cash depreciation expense for the dredger at the end of future periods as we get closer to the time when it will need to be replaced.

Cash Flow Used in Investing Activities

	For the Period from January 8, 2008 (Inception) to	For the Years Ended December 31,
	December 31, 2008 (Fujian Service)	2009 (Fujian Service)	2010 (China Dredging)
Deposits paid for dredgers	$—	$(2,196,096)	$(12,194,972)
Changes in security deposits	(8,291,156)	—	(12,440,092)
Payment of purchases of property, plant and equipment	(33,768,198)	—	(329,951)
Net cash used in investing activities	$(42,059,354)	$(2,196,096)	$(24,965,015)

Net cash used in investing activities increased by $22.8 million to $25.0 million in 2010, from $2.2 million in 2009.  The $25.0 million paid in 2010 included a $12.2 million deposit for the dredger purchased in January 2011, as discussed above.  An additional $12.4 million was paid for new security deposits on leased dredgers as we leased more dredgers to expand our business.  Another $0.3 million was spent for property plant and equipment.

We used $2.2 million for investing activities in 2009, all of which reflected our deposit on the purchase of a new dredger to be delivered in May 2012.  This was a $39.9 million decrease in cash used for investing activities from the $42.1 million used in 2008.  In 2008 we started our business with the purchase of property, plant and equipment, almost all of which was dredgers for $33.8 million, and we spent $8.3 million on security deposits for leased dredgers.  The $33.8 million spent on dredgers was part of total dredger acquisition costs of $51.4 million.  The other $17.6 million in acquisitions was financed by a debt to the seller.

We anticipate significant future uses of cash for the acquisition of additional dredgers, as we replace leased dredgers with our own dredgers and we expand our operations.  We plan meet these cash needs using our cash on hand and cash generated by operations.

  Cash Flow Provided by/(Used in) Financing Activities

	For the Period from January 8, 2008 (Inception) to	For the Years Ended December 31,
	December 31, 2008 (Fujian Service)	2009 (Fujian Service)	2010 (China Dredging)
Proceeds from short-term loan	$—	$3,367,348	$—
Repayment of short-term loan	—	—	(3,402,166)
Proceeds from long-term loan	8,651,641	—	11,389,859
Repayment of long-term loan	—	(1,830,080)	(18,416,070)
Repayment of dredger payable	—	(17,838,704)	—
Proceeds from capital issue	—	—	878,876
Proceeds from share issue	—	—	46,443,286
Capital contributions from owners	8,651,641	9,516,419	—
Net cash provided by/(used in) financing activities	$17,303,282	$(6,785,017)	$36,893,785

Net cash provided by financing activities increased by $43.7 million to $36.9 million in 2010, from net cash used in financing activities $6.8 million in 2009.  The increase was primarily attributable to an increase in proceeds from the sale of our securities in our 2010 Private Placement of $46.4 million.  We effectively used $10.4 million of the proceeds, plus amounts to offset new borrowings during the year in anticipation of our 2010 Private Placement, to retire all of our outstanding loans and debt.  We also received an additional $0.9 million in capital contributions during the year.

During 2009, the $6.8 million in cash used in financing activities consisted of the payment of the $17.8 million debt incurred in the 2008 purchase of a dredger, offset by $9.5 million in capital contributions and $1.5 million in net new borrowings.

Net cash generated from financing in 2008 consisted of proceeds from a long-term loan of $8.7 million and capital contributions from owners of $8.7 million.

With the retirement of the debt in 2010, we have no plans to incur new debt.  We may do so in the future if we conclude it is necessary or appropriate in executing our business plan.

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements with the exception of our major shareholder, Mr. Xinrong Zhuo providing to our private placement investors the contingent right to receive escrow shares. This was done to enable us to sell our preferred shares at the price obtained and is accounted for as a contribution of the contingent right to us and as a sale of those rights to the private placement investors for a portion of the proceeds received. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us. We have pledged two dredgers we own as collateral for our bank loans.

Contractual Obligations

The following table sets forth information regarding our contractual payment obligations as of December 31, 2010:

	Payments due by period
Contractual Obligations	Total	< 1 year	1 – 3 years	3 – 5 years	> 5 years
Operating lease obligations
- related party transactions	$72,680	$24,936	$35,808	$11,936	$—
- non-related party transactions	23,327,683	10,680,825	11,381,706	1,265,152	—
Purchase obligations (1)
- non-related party transactions	36,755,878	20,071,114	16,684,764	—	—
Capital commitments
- related party transactions (2)	1,119,259	1,119,259	—	—	—
- non-related party transactions (3)	28,030,303	—	28,030,303	—	—
Total	$89,305,803	$31,896,134	$56,132,581	$1,277,088	$—

(1)	Purchase obligations reflect our obligations to purchase consumable parts.

(2)
Capital commitments to related party transactions reflect the commitment to purchase dredger Xingangjun 9 from Fujian Lutong for $13.6 million.  We paid $12.5 million (including a reclassification of $5.2 million of a lease deposit) to Fujian Lutong as a deposit for the purchase of the dredger in 2010.

(3)
Capital commitments to non-related party transactions reflect the commitment to purchase a new non-self propelling cutter suction dredger for $30.3 million.  We previously paid $2.3 million as a deposit for the purchase of the dredger.

Quantitative and Qualitative Disclosure about Market Risk

Foreign Exchange Risk

Our reporting currency is the US dollar and our operations in the PRC use their local currency as their functional currencies. Transactions in other currencies are recorded in Renminbi at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in other currencies are remeasured into Renminbi at rates of exchange in effect at the balance sheet dates. Exchange gains and losses are recorded in our statements of operations as a component of current period earnings.

SAFE, under the authority of the PBOC, controls the conversion of Renminbi into foreign currencies.  The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules (1996), as amended, or the Rules.  Under the Rules, once various procedural requirements are met, Renminbi is convertible for current account transactions, including trade and service-related foreign exchange transactions and dividend payments, but not for capital account transactions, including direct investment, loans or investments in securities outside the PRC, without prior approval of the SAFE of the PRC, or its local counterparts.

Since July 2005, the Renminbi is no longer pegged to the U.S. dollar.  Although the Renminbi exchange rate versus the U.S. dollar is restricted to a rise or fall of no more than 0.3% per day and the PBOC regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term.  Moreover, it is possible that in the future, the PRC authorities may lift restrictions on fluctuations in the Renminbi exchange rate and lessen intervention in the foreign exchange market.  As of December 31, 2010, the exchange rate of RMB to $1 was RMB6.6000.

We conduct substantially all of our operations through our PRC operating companies in the PRC, and we earn substantially all of our revenues and incur substantially all of our cost of sales in Renminbi. Therefore, there was no impact on revenue and cost of sales regarding exchange rate fluctuation.  In addition, we do not have any derivative financial instruments on foreign exchange.

Any devaluation of the Renminbi against the U.S. dollar would consequently have an adverse effect on our financial performance and asset values when measured in terms of U.S. dollars.  On the other hand, any appreciation of the Renminbi against the U.S. dollar would have a favorable effect on our financial performance and asset values when measured in U.S. dollars.  In addition, as of December 31, 2010 and December 31, 2009, we had cash denominated in Renminbi amounting to approximately $67.0 million and approximately $23.3 million, respectively, and cash denominated in Hong Kong dollars amounting to approximately $21.6 million as of December 31, 2010.  Also, from time to time we may have U.S. dollar denominated borrowings.  Accordingly, a decoupling of the Renminbi may affect our financial performance in the future.

We recognized a gain on foreign currency translation adjustment of approximately $4.2 million and $0.003 million loss, respectively, in the years ended 2010 and 2009.  We do not engage in hedging activities and as such, we may in the future experience economic loss as a result of any foreign currency exchange rate fluctuations.

Interest Rate Risk

We do not have any derivative financial instruments and believe our exposure to interest rate risk and other relevant market risks is not material.  We had no bank borrowing as of December 31, 2010.

Inflation

Inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China rose 4.8% and 5.9% in 2007 and 2008, respectively, decreased by 0.7% in 2009, and rose 3.3% in 2010. Although we have not in the past been materially affected by inflation, we may be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as personnel expenses, vessel leasing expenses, travel expenses and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposures to higher inflation in China.

Recent Accounting Pronouncements

In May 2009, the Financial Accounting Standards Board, or FASB, issued guidance relating to subsequent events.  This guidance establishes principles and requirements for subsequent events.  This guidance defines the period after the balance sheet date during which events or transactions that may occur would be required to be disclosed in a company’s financial statements.  Public entities are required to evaluate subsequent events through the date that financial statements are issued.  This guidance also provides guidelines in evaluating whether or not events or transactions occurring after the balance sheet date should be recognized in the financial statements.  This guidance requires disclosure of the date through which subsequent events have been evaluated.  This guidance is effective for interim and annual periods ending after June 15, 2009.  We adopted this guidance as of December 31, 2009.  The adoption of this guidance did not have a material impact on our consolidated financial statements.

In June 2009, the FASB issued the Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, or the ASC.  The ASC codifies and establishes the source of authoritative U.S. GAAP but does not change U.S. GAAP.  The ASC was effective for interim and annual periods ending after September 15, 2009 and did not have an impact on our consolidated financial statements.

In December 2009, the FASB issued an amendment to the accounting and disclosure requirements for the consolidation of VIEs.  The amendment requires an entity to qualitatively, rather than quantitatively, assess the determination of the primary beneficiary of a VIE.  This determination should be based on whether the entity has the power to direct the activities that most significantly impact the economic performance of the VIE and the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE.  Other key changes include:  the requirement for an ongoing reconsideration of the primary beneficiary, the criteria for determining whether service provider or decision maker contracts are variable interests, the consideration of kick-out and removal rights in determining whether an entity is a VIE, the types of events that trigger the reassessment of whether an entity is a VIE and the expansion of the disclosures previously required.  We assessed the terms contained in the contractual agreements among Fujian WangGang, Wonder Dredging and Fujian Service and determined that Wonder Dredging and Fujian Service are VIEs and, accordingly, consolidated them in our financial statements.  The impact of the adoption of this guidance may be applied retrospectively with a cumulative-effect adjustment to retained earnings as of the beginning of the first year restated, or through a cumulative-effect adjustment on the date of adoption.  The guidance is effective for fiscal years beginning after November 15, 2009, or January 1, 2010 for us.  Early adoption is prohibited.  The adoption of this guidance did not have a material impact on our consolidated financial statements.

In January 2010, the FASB issued guidance regarding fair value measurements and disclosures.  The guidance clarifies two prior disclosure requirements and requires two new disclosures as follows:  (1) a “gross” presentation of activities (purchases, sales, and settlements) within the Level 3 roll forward reconciliation, which will replace the “net” presentation format; and (2) detailed disclosures about the transfers in and out of Level 1 and 2 measurements.  This guidance is effective for the first interim or annual reporting period beginning after December 15, 2009, except for the gross presentation of the Level 3 roll forward information, which is required for annual reporting periods beginning after December 15, 2010, and for interim reporting periods thereafter.  We adopted the guidance on January 1, 2010, except for the gross presentation of the Level 3 roll forward information, which we are not required to adopt until January 1, 2011.  The partial adoption of the guidance did not, and we do not anticipate that the adoption of the remaining parts of the guidance will, have a material impact on our consolidated financial statements.

In June 2011, the FASB issued guidance regarding comprehensive income. The guidance (1) eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity, (2) requires the consecutive presentation of statement of net income and other comprehensive income, and (3) requires an entity to present reclassification adjustment on the face of the financial statements from other comprehensive income to net income. The guidance does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively and, for public entities, is effective for fiscal years and interim periods within those years beginning after December 15, 2011, or January 1, 2012 for us. Early adoption is permitted. We do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Our directors and executive officers are described as follows:

Name	Age	Position in China Dredging
Mr. Xinrong Zhuo	47	Chairman of the Board of Directors and Chief Executive Officer
Mr. Alfred Ho	54	Chief Financial Officer
Mr. Fangjie Gu	33	Chief Operating Officer and Director
Mr. Bin Lin	53	Senior Vice President
Mr. Kit Chan	64	Independent director
Mr. Yeliang Zhou	62	Independent director
Mr. Zengbiao Zhu	62	Independent director

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

Mr. Fangjie Gu has served as our chief operating officer and one of our directors since August 2010 and as the general manager of Fujian Service since June 2010. Mr. Gu has served as the legal representative and chairman of Shenzhen West Coast Fisherman’s Wharf Business Co., Ltd., an aquatic products company, since August 2010, has served as the supervisor of Fujian Lutong Highway Engineering Construction Co. Ltd., or Fujian Lutong, a construction materials company, since October 2006, and has served as the vice general manager of Fujian Yihai Investment Co., Ltd., an infrastructure projects investment company, since March 2005. From January 2004 to June 2007, Mr. Gu served as vice general manager in Fuzhou Honglong Ocean Fishery Co., Ltd., a marine fishery. From September 2001 to August 2004, he served as the project manager of China Overseas Engineering Group Co., Ltd., an architecture firm. Mr. Gu earned his BA degree in English from Beijing Language and Culture University in 2001.

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

Mr. Yeliang Zhou has served as an independent director since April 2011. Mr. Zhou has served as an advisor to the People’s Bank of China, or the PBOC, and as the deputy director of Zhejiang Province People’s Political Consultative Conference, economic committee, since January 2009, and has served as the president of Zhejiang Province Venture Capital and Private Equity Association since May 2010. Mr. Zhou has served as a supervisor of Industrial Bank, a commercial bank listed in the Shanghai stock exchange in China, since November 2010, and has served as an independent director of Union Trust Limited in China, since November 2009. From 2004 to September 2009, he served as the president of PBOC, Zhejiang sub-branch and the director of the State Administration of Exchange, or SAFE, Zhejiang sub-branch, and from 1993 to 2004, he first served as the vice-president and then president of PBOC Fujian sub-branch and the director of SAFE Fujian sub-branch. Mr. Zhou received his bachelor’s degree in Finance from Xiamen University in 1974.

Mr. Zengbiao Zhu has served as an independent director since April 2011. Mr. Zhu has been a member of the National People’s Congress, or NPC, Standing Committee of Fujian Province and a member of the NPC Financial and Economic Committee of Fujian Province since January 2008. From 2004 to December 2009 he served as the director of the China Insurance Regulatory Commission Fujian Bureau, from 2000 to 2004 he first served as the deputy director and then the director of the China Insurance Regulatory Commission Fujian Bureau Fuzhou Office, and from 1995 to 2000 he served as the president of PBOC Fuzhou sub-branch. Mr. Zhu received his bachelor’s degree in Finance from Xiamen University in 1974.

B.	Compensation

Compensation of Directors and Executive Officers

Prior to the Merger, CAC did not pay any compensation to Kerry Propper, the former President, Chief Executive Officer, Chief Financial Officer and sole director, who served from incorporation through July 29, 2010. CAC did not pay any compensation to Congyan Xue or William Morro, CAC’s former sole director and Chief Executive Officer, respectively. Mr. Xue served from July 29, 2010 through the date of the Merger, and Mr. Morro served from July 30, 2010 through the date of the Merger. Following the Merger, Mr. Morro and Mr. Xue ceased to have a management role with us. We did not pay any compensation to any of our directors or executive officers in 2009.

The following table sets forth compensation information for our executive officers for the fiscal year ended December 31, 2010:

Summary Compensation Table for Fiscal Year Ended December 31, 2010

Name and Principal Position	Salary ($)	Bonus ($)	Total ($)
Mr. Xinrong Zhuo, Chairman of the Board of Directors and Chief Executive Officer	13,384	0	13,384
Mr. Fangjie Gu, Chief Operating Officer and Director	4,120	0	4,120
Mr. Alfred Ho, Chief Financial Officer	9,653	0	9,653
Mr. Bin Lin, Senior Vice President	11,840	0	11,840

We have not granted any options or other equity compensation to directors or executive officers. Other than statutory severance payments to executive officers who are employees, which are required under PRC law, we do not provide benefits for directors or executive officers upon termination of service.

In April 2011, our board of directors determined that our independent directors would receive annual compensation of HK$100,000 (or the equivalent currency) for service as independent directors, which is paid on the first month of each year during the term in which they are serving as independent directors.

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

Term of Service

Our board of directors consists of five directors. Our directors are elected for a one-year term to hold office until the next annual meeting of our shareholders and until their successors have been duly elected and qualified, or until their earlier resignation or removal. Our officers are appointed by our board of directors and hold office until removed by the board. We are not aware of any agreements with respect to the election of directors.

Corporate Governance

Our board of directors has an audit committee, a compensation committee, and a nomination committee, each of which is composed entirely of independent directors. Each committee conducts its business pursuant to a written charter approved by our board of directors. The following table sets forth the membership of each of these committees:

Audit Committee	Compensation Committee	Nomination Committee
Yeliang Zhou*	Zengbiao Zhu*	Kit Chan*
Kit Chan	Kit Chan	Yeliang Zhou
Zengbiao Zhu	Yeliang Zhou	Zengbiao Zhu

*	Chairman of the committee

Audit Committee

Our audit committee consists of Yeliang Zhou (Chair), Kit Chan and Zengbiao Zhu, each of whom is an independent director as defined in Nasdaq listing rules and SEC rules. Based upon past employment experience in finance and other business experience requiring accounting knowledge and financial sophistication, our board of directors has determined that Mr. Zhou is an “audit committee financial expert,” as defined in Item 407(d)(5) of Regulation S-K, and that each member of our audit committee is able to read and understand fundamental financial statements. Pursuant to its written charter, our audit committee is responsible for:

•	appointing, compensating, retaining, overseeing and terminating our independent auditors and pre-approving all audit and non-audit services permitted to be performed by the independent auditors;

•	discussing with management and the independent auditors our annual audited financial statements, our internal control over financial reporting, and related matters;

•	reviewing and approving any related party transactions, after reviewing each such transaction for potential conflicts of interest and other improprieties;

•	assisting with the administration of our code of conduct;

•	meeting separately, periodically, with management, the internal auditors and the independent auditors;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and

•	reporting regularly to the board of directors.

Compensation Committee

Our compensation committee consists of Zengbiao Zhu (Chair), Kit Chan and Yeliang Zhou, each of whom is an independent director as defined in Nasdaq listing rules, a “non-employee director” under Rule 16b-3 promulgated under the Exchange Act, and an “outside director” for purposes of Section 162(m) of the Code. Pursuant to its written charter, our compensation committee is responsible for:

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

Nomination Committee

Our nomination committee consists of Kit Chan (Chair), Yeliang Zhou and Zengbiao Zhu, each of whom is an independent director as defined in Nasdaq listing rules. Pursuant to its written charter, our nomination committee is responsible for:

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

In making nominations, the nominating committee intends to submit candidates who have high personal and professional integrity, who have demonstrated exceptional ability and judgment and who are effective, in conjunction with the other nominees to the board, in collectively serving the long-term interests of the shareholders. In evaluating nominees, the nominating committee intends to take into consideration attributes such as leadership, independence, interpersonal skills, financial acumen, business experiences, industry knowledge, and diversity of viewpoints.

Duties of Directors

Under BVI law, our directors have a statutory duty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise care, skill, and diligence that a reasonable person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our Articles of Association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

D.	Employees

We had 58, 70 and 81 full-time employees as of December 31, 2008, December 31, 2009 and December 31, 2010, respectively. However, as of December 31, 2010, we utilized 298 people in our day-to-day operations, of which 81 persons were directly employed by us, 175 persons were hired by owners of our leased vessels and 43 persons were supplied by a labor service company.

Approximately 28 crew members are staffed on each dredger, with one captain, three vice captains, four engineers, nine machinists, ten sailors and one cook. Our policy is to appoint employees (as opposed to outsourced staff) to important positions in our three company-owned dredgers, such as captain and chief engineer. We believe this enables us to build an effective personnel training system and establish a professional team.

We generally sign engagement contracts of five years with our employees working on our vessels. These agreements are at competitive salaries and generally provide for social and medical insurance. We believe that the use of long-term employment contracts helps to maintain a stable work force. In accordance with applicable PRC regulations, the insurance encompasses pension contributions and medical, unemployment, maternity and personal injury insurance. The amount of contributions is based on the specified percentages of a particular employee’s aggregate salary as provided for by relevant PRC law.

The crew for our leased dredgers are hired by the dredger owners and the labor costs are included in the vessel lease contracts. As of December 31, 2010, a total of 141 and 175 crew members worked on the leased dredgers, respectively. Welfare and benefit payments for the crew are paid by the lessors. The labor supply contracts for the leased dredgers coincide with the termination of the respective boat leases. We pay a fixed quarterly payment to each lessor, as shown in the table below.

Dredger	Quarterly Payment	Expiration Time
Hengshengjun #88	$137,918	January 9, 2016
Xiechang #18	147,113	June 24, 2013
Liya #10	142,516	June 14, 2013
Honglinjun #19	160,905	April 26, 2014
Fuyuan #5	156,307	July 16, 2012
Fuyuan #7	160,905	July 18, 2012
Hengshunda #1	68,959	June 29, 2013
Liya #2	68,959	June 29, 2013
Minningdejun #0099	156,307	December 31, 2012
TOTAL	$1,199,889

We also outsource labor from one labor supply company to meet our changing requirements for personnel. As of December 31, 2010, 43 crew members were outsourced under three agreements for our dredgers, for which the total monthly payments were approximately $34,000 during 2010. Welfare and benefit payments for such personnel are covered by the company supplying the laborers.

We have not experienced any significant labor disputes and we believe that we maintain satisfactory relationships with our employees. We invest in continuing education and training programs for staff with a view to constantly upgrading their skills and knowledge. Individual employment contracts with employees to cover matters such as wages, employee benefits, training programs, safety and sanitary conditions in the workplace, confidentiality of our proprietary information and grounds for termination.

E.	Share Ownership

See “Major Shareholders” set forth in Item 7.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Except as specifically noted in the table, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this Report by:

•	each of our directors and executive officers;

•	our directors and executive officers as a group; and

•	each person known to us to own beneficially 5% or more of our ordinary shares.

Beneficial ownership is determined in accordance with SEC rules and generally includes the power to direct the voting or the disposition of the securities or to receive the economic benefits of ownership of the securities. Unless otherwise indicated, the shareholders listed in the table have sole voting and investment power with respect to the ordinary shares indicated. Unless otherwise noted, the principal address of each of the shareholders, directors and officers listed below is c/o China Dredging Group Co., Ltd., 18th Floor, Tower A, Zhongshan Building, No. 154, Hudong Road, Fuzhou, Fujian Province, PRC.

All share ownership figures include securities convertible or exchangeable into our ordinary shares within sixty (60) days of the date of this Report, which are deemed outstanding and beneficially owned by such person for purposes of computing his or her percentage ownership, but not for purposes of computing the percentage ownership of any other person.

As of the date of this Report, 52,677,323 ordinary shares were issued and outstanding, 1,365,000 of which were held of record in the United States by seven shareholders, and 10,012,987 preferred shares were issued and outstanding, 2,653,000 of which were held of record in the United States by 48 shareholders. Pursuant to our Articles of Association, holders of preferred shares do not have the right to vote on any resolutions of shareholders.

	Shares Beneficially Owned
	Ordinary Shares
	Number	Percent of Class
Directors and Executive Officers:
Mr. Xinrong Zhuo (1)	33,852,703	64.3%
Mr. Kit Chan (2)	2,608,866	4.9%
Mr. Fangjie Gu	0	0%
Mr. Bin Lin (3)	2,608,866	4.9%
Mr. Alfred Ho	0	0%
Mr. Yeliang Zhou	0	0%
Mr. Zengbiao Zhu	0	0%
All directors and executive officers as a group (7 persons)	39,070,435	74.2%
Principal Shareholders:
SCGC Capital Holding Company Limited (4)	3,440,000	6.1%

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

(4)	SCGC Capital Holding Company Limited acquired 3,440,000 preferred shares through our 2010 Private Placement, each of which is convertible into one of our ordinary shares.

B.	Related Party Transactions

In January 2008, we entered into an office lease with Ping Lin, a relative of Qing Lin, one of the shareholders of Wonder Dredging, which holds a 50% interest in Fujian Service. This agreement expired in December 2009 and was renewed and extended from January 1, 2010 to December 31, 2015. Annual lease payments to Ping Lin were approximately $9,000 in each of 2008 and 2009 and approximately $12,000 in 2010.

In May 2008, we entered into two three-year agreements with Fujian Lutong, a related party, to lease a dredger and crew. In April 2010, the dredger leasing agreement was extended through May 31, 2016. In May 2010, the crew leasing agreement was extended to May 31, 2016. Fujian Lutong owned 70% of Fujian Service from September 2009 to March 2010. From September 2009 to October 2009 Lutong was owned by Fangjie Gu, our Chief Operating Officer, and Panxing Zhuo, father of Mr. Xinrong Zhuo. In October 2009 Fangjie Gu and Panxing Zhuo transferred part of their equity interest in Lutong to Fujian Yihai Invest Co., Ltd., or Fujian Yihai, and Lutong is owned by Fujian Yihai, Fangjie Gu and Pangxing Zhuo since then. Lease payments on the dredger for the years ended December 31, 2010 and 2009 and for the 2008 period were approximately $1.0 million, $1.0 million and $0.6 million, respectively. Lease payments for the crew for the years ended December 31, 2010 and 2009 and for the 2008 period were $0.5 million, $0.5 million and $0.3 million, respectively. In January 2011, we acquired this dredger for a purchase price of $13.6 million, all of which has been paid, and payments pursuant to the dredging lease agreement and crew leasing agreement were suspended at the acquisition date.

In September 2008 and February 2010, we entered into loan agreements which aggregate approximately $14.7 million. These loans are secured by one of our dredgers, Xinggangjun #66. One of these loans is guaranteed by Xinrong Zhuo, our Chairman and Chief Executive Officer, and the son of Panxing Zhuo, one of the shareholders of Wonder Dredging. The other loan is guaranteed by Xinrong Zhuo and Qing Lin, one of the shareholders of Wonder Dredging. There are no restrictive financial covenants associated with the loans, which are all non-recourse to us. We repaid these loans in December 2010 and the title of Xinggangjun #66 was released by the bank in January 2011.

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

In May and June 2010, Wonder Dredging and Fujian WangGang entered into one-year office leases with Ping Lin, respectively. Pursuant to the lease agreements. Wonder Dredging is obligated to annual lease payments of approximately $5,769 and Fujian WangGang is obligated to annual lease payments of approximately $6,923.

In April and June 2011, Wonder Dredging and Fujian WangGang entered into one-year office leases with Ping Lin, respectively. Pursuant to the lease agreements, Wonder Dredging is obliged to annual lease payments of approximately $ 5,769 and Fujian WangGang is obliged to annual lease payments of approximately $6,923.

In June 2010, Fujian WangGang entered into an equity investment agreement with Wonder Dredging pursuant to which it invested approximately $23.6 million in Fujian Service in exchange for a 50% equity interest in Fujian Service. In connection therewith, Fujian Service, Wonder Dredging, Fujian WangGang, Mr. Qing Lin and Mr. Panxing Zhuo have entered into a series of contractual arrangements that allow Fujian WangGang to, among other things, fully control Fujian Service’s business operations, policies and management, approve all matters requiring shareholder approval, and receive 100% of the annual net income earned by Fujian Service. These contractual arrangements include the Exclusive Option Agreement, Management Agreement, Equity Interest Pledge Agreement and irrevocable power of attorney described in detail in Item 4 under the heading “Our Corporate Structure.”

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information.

Our consolidated financial statements are set forth beginning on page F-1 of this Report.

Legal Proceedings

Fujian Service was sued in four related lawsuits brought by several individuals in Wenzhou, China, in May 2010. The lawsuits related to a traffic accident that allegedly caused the deaths of two people and injuries to two other people. The plaintiffs alleged that a truck was hired for the Lingkun Construction Project, and that the owner, the general contractor and Fujian Service as the subcontractor of the Lingkun Construction Project, all of whom were named as co-defendants in these lawsuits, were responsible for the damages. The plaintiffs claimed total damages of approximately $0.6 million. The court in the first instance for these four lawsuits held that Fujian Service was not responsible for any of the claims by the plaintiffs. Such court decisions are legally effective as they were not appealed. From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business.

Policy on Dividend Distributions

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

We are a BVI holding company and substantially all of our operations are conducted through our PRC subsidiaries.  We rely principally on dividends paid to us by our PRC subsidiary for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses.  Under applicable PRC regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations.  In addition, a foreign-invested enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50% of its registered capital.  These reserves are not distributable as cash dividends.  The board of directors in the case of a Chinese-foreign joint venture company, or the shareholders at a meeting, in the case of a WFOE, has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation.

B.	Significant Changes

Except for changes described elsewhere in this Report, no significant changes have occurred since the date of the of the annual financial statements.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

Historical market price information for our shares is not available.  No public market has existed for our shares.

C.	Markets

No public market currently exists for our shares.  We may in the future pursue a trading market for our shares (or ADSs), although we may not do so, we may be unable to maintain any such a trading market, and any such trading market may never be active.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Ordinary Shares

As of December 31, 2010 we were, and the date of this Report we are, authorized to issue a maximum of 225,000,000 ordinary shares, no par value per share, and 25,000,000 preferred shares, no par value per share. As of December 31, 2010 there were, and the date of this Report there are, 52,677,323 ordinary shares issued and outstanding and 10,012,987 preferred shares issued and outstanding.

Information regarding changes in our capital structure is set forth under the heading “Our Corporate Structure.”

Preferred Shares

We are authorized to issue 25,000,000 preferred shares, no par value per share. Our preferred shares have no right to vote on any resolution of members. As of December 31, 2010 there were 10,012,987 preferred shares issued, fully paid, and outstanding. No preferred shares were issued or outstanding prior to our 2010 Private Placement.

Upon (i) registration with the SEC of the ordinary shares underlying our preferred shares for resale, or such ordinary shares being freely tradable in the U.S. pursuant to any available exemption, and (ii) listing of the ordinary shares underlying our preferred shares on a U.S. national securities exchange (or on any other recognized international exchange approved by a majority of the holders of our preferred shares), our preferred shares shall automatically covert into ordinary shares, or the Automatic Conversion, at a ratio of one to one, subject to proportional adjustment for share splits, divisions, share dividends, recapitalizations and similar transactions, at any time prior to an Automatic Conversion.

Each preferred share has the right to a preference over the holders of ordinary shares in the distribution of any surplus of our assets in the event of any winding up, merger, acquisition or sale of substantially all of our assets in which our shareholders do not own a majority of the issued shares of the surviving entity.

If an Automatic Conversion does not occur by the second anniversary of the closing of our 2010 Private Placement, holders of our preferred shares shall have the right to receive a payment equal to 20% of $5.00 per preferred share. If such payment is due and remains unpaid at the time of an Automatic Conversion, the holders may choose to receive this payment in ordinary shares, in lieu of cash, at a purchase price of $5.00 per share.

As long as more than 2,500,000 preferred shares remain issued and outstanding, holders of our preferred shares shall have the right to purchase, on a pro rata basis based upon their original respective subscription amounts, in any equity financing of ours (a) ordinary shares or (b) equity securities convertible, exercisable or exchangeable into ordinary shares; except that this right shall not apply to any underwritten public offering of ours. Any such purchase by the holders of our preferred shares shall be on the same terms and conditions and at the same price such securities are offered to a third party in the financing.

In the event of a change in control of us or we file for bankruptcy, are judged insolvent, initiate liquidation or other analogous proceedings, or undergo a fundamental change, holders of our preferred shares may elect, at their sole option, to request the redemption of some or all of their preferred shares at any time prior to Automatic Conversion. Subject to applicable law, the holders of our preferred shares may request the redemption of some or all of their preferred shares at any time after the second and prior to the third anniversary of the initial issuance of preferred shares if Automatic Conversion has not occurred. Our preferred shares may be redeemed in whole or in part by us in our sole option in the event that we undergo a fundamental change, provided that the holders of our preferred shares are first notified of the fundamental change and have not less than seven days to convert their preferred shares into ordinary shares.

B.	Memorandum and Articles of Association

The following is a summary description of our shares and certain provisions of our Articles of Association, copies of which have been filed as exhibits to this Report.

General

We are a BVI company incorporated with limited liability and our affairs are governed by the provisions of our Articles of Association, each as amended and restated from time to time, and by the provisions of applicable BVI law.

As of the date of this Report, we are authorized to issue a maximum of 225,000,000 ordinary shares, no par value per share, and 25,000,000 preferred shares, no par value per share. As of the date of this Report, 52,677,323 ordinary shares were issued and outstanding and 10,012,987 preferred shares were issued and outstanding.

No public market exists for our shares. We may in the future pursue a trading market for our shares, although we may not do so, we may be unable to maintain any such a trading market, and any such trading market may never be active.

The following is a summary of the material provisions of our ordinary shares, our Articles of Association and the Companies Act.

Ordinary Shares

General. All of our outstanding ordinary shares are fully paid and non-assessable. Ordinary shares are issued in registered form. Our shareholders who are nonresidents of the BVI may freely hold and vote their ordinary shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors in accordance with the Companies Act and other applicable BVI law.

Voting Rights. All of our shareholders have the right to receive notice of shareholders’ meetings and to attend, speak and vote at such meetings. With respect to matters requiring a shareholder vote, each ordinary share is entitled to one vote. A shareholder may participate at a shareholders’ meeting in person, by proxy or by telephone conference or other electronic means by which all the shareholders participating in the meeting can communicate with each other. A poll may be demanded by our Chairman or any shareholder holding at least 10% of the voting power of ordinary shares with the right to vote at the meeting, present in person or by proxy.

A quorum for a shareholders’ meeting consists of holders of at least half of the voting rights of the total ordinary shares entitled to vote thereat present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Shareholders’ meetings may be convened by our board of directors on its own initiative or by the holders of at least 30% of the voting power attaching to the ordinary shares. Advance notice of at least ten days is required for the convening of our annual general meeting and other shareholders’ meetings.

A resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the shares entitled to vote and voting on the resolution.

Transfer of Ordinary Shares. Subject to the restrictions of our Articles of Association, as more fully described below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer signed by the transferor and containing the name and address of the transferee.

There is currently no legal requirement under BVI law for instruments of transfer for our ordinary shares to be stamped. In addition, our board of directors has no present intention to charge any fee in connection with the registration of a transfer of our ordinary shares.

Liquidation. Under our Articles of Association, the liquidator may, in accordance with a resolution of the shareholders, divide among the shareholders in specie or in kind the whole or any part of our assets and may for such purposes set such value as he deems fair upon any such property to be divided as aforesaid and may determine how such division is to be carried out as between the shareholders or different classes of shareholders.

Redemption of Shares. Subject to the provisions of the Companies Act, the stock market rules, our Articles of Association and to any special rights conferred on the holders of any shares or class of shares, we may issue shares on terms that they are subject to redemption at our option or at the option of the holders, on such terms and in such manner as may be determined by a resolution of shareholders or resolution of directors amending and restating our Articles of Association to create the rights and obligations attaching to such new redeemable shares. Our currently outstanding ordinary shares are not subject to redemption at the option of the holders.

Variations of Rights of Shares. All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Act be varied with the sanction of a board resolution with the consent in writing of the holders of not less than a majority of the issued shares of that class and the holders of not less than a majority of the issued shares of any other class of shares which may be adversely affected by such variation. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such previously existing class of shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under BVI law to inspect or obtain copies of our list of shareholders or our corporate records.

Notices of Call. While all of our ordinary shares are fully paid and non-assessable, under our Articles of Association we may, at any time after the due date for payment, serve on a member who has not paid in full for shares registered in the name if that member, a written notice of call specifying a date for payment to be made. The notice of call must name a further date not earlier than the expiration of 14 days from the date of service of the notice of call on or before which the payment required by the notice of call is to be made, and it must contain a statement that in the event of non-payment at or before such time the shares in respect of which payment is not made will be liable to be forfeited. Where a written notice of call has been issued and the requirements of the notice of call have not been complied with, the directors may, at any time before tender of payment, forfeit and cancel the shares to which the notice of calls relates.

Differences in Corporate Law

We were incorporated under, and are governed by, the laws of the BVI. The corporate statutes of the State of Delaware and the BVI are similar, and the flexibility available under BVI law has enabled us to adopt Articles of Association that will provide shareholders with rights that are similar in many respects with those they would enjoy under the Delaware General Corporation Law, or Delaware corporate law. Set forth below is a summary of some of the differences between provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in Delaware and their stockholders.

Director’s Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its stockholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to stockholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its stockholders take precedence over any interest possessed by a director, officer or controlling stockholder and not shared by the stockholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

BVI law provides that every director of the company in exercising his power or performing his duties, shall act honestly and in good faith and in what the director believes to be in the best interests of the company. Additionally, the director shall exercise the same care, diligence, and skill that a reasonable director would exercise in the same circumstances taking into account the nature of the company, and the nature of the decision and the position of the director and his responsibilities. In addition, BVI law provides that a director shall exercise his powers as a director for a proper purpose and shall not act, or agree to the company acting, in a manner that contravenes BVI law or memorandum or articles of association of the company.

Under the Companies Act and common law in the BVI, directors’ duties are owed to the company, not to individual shareholders.

Amendment of Governing Documents

Under Delaware corporate law, with very limited exceptions, a vote of the stockholders is required to amend the certificate of incorporation. Under BVI law, our board of directors can have broad authority to amend our Articles of Association. Our board of directors may amend our Articles of Association by a resolution of directors so long as the amendment does not:

•	restrict the rights or powers of the shareholders to amend our Articles of Association;

•	change the percentage of shareholders required to pass a resolution of shareholders to amend our Articles of Association;

•	amend our Articles of Association in circumstances where our Articles of Association can only be amended by the shareholders; or

Holders of our preferred shares do not have the right to vote on any resolutions of the shareholders; provided, however, that we may not issue any shares that have a liquidation preference that is senior to that of our preferred shares without the consent of the holders of at least two-thirds of our preferred shares the issued and outstanding. In addition, pursuant to the terms of the Purchase Agreement, approval of holders of our preferred shares is required before we take certain actions, including, among other things:

•	change the maximum number of authorized shares or change the rights attached to any class of ordinary or preferred shares, or capitalize any debenture; or

•	issue any new shares or options (including warrants, options or other rights to acquire shares) which issuance would exceed 5% of our issued shares on a fully diluted basis.

Written Consent of Directors

Under Delaware corporate law, directors may act by written consent only on the basis of a unanimous vote. Under BVI law, directors’ consents need only a majority of directors signing to take effect unless otherwise provided in our Articles of Association.

Written Consent of Shareholders

Under Delaware corporate law, unless otherwise provided in the certificate of incorporation, any action to be taken at any annual or special meeting of stockholders of a corporation, may be taken by written consent of the holders of outstanding stock having not less than the minimum number of votes that would be necessary to take such action at a meeting. Under BVI law, provided a company’s memorandum and articles of association so allow, shareholders’ consents need only a majority of shareholders signing to take effect.

Shareholder Proposals

Under Delaware corporate law, a stockholder has the right to put any proposal before the annual meeting of stockholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but stockholders may be precluded from calling special meetings. BVI law and our Articles of Association provide that our directors shall call a meeting of the shareholders if requested in writing to do so by shareholders entitled to exercise at least 30% of the voting rights in respect of the matter for which the meeting is requested.

Sale of Assets

Under Delaware corporate law, a vote of the stockholders is required to approve the sale of assets only when all or substantially all assets are being sold. Under BVI corporate law, shareholder approval is required when more than 50% of the company’s assets by value are being sold or otherwise disposed of, unless such requirement is excluded by the company’s memorandum and articles.

Dissolution; Winding Up

Under Delaware corporate law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by stockholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware corporate law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors. As permitted by BVI law and our Articles of Association, we may be voluntarily liquidated under Part XII of the Companies Act if we have no liabilities and we are able to pay our debts as they fall due. A liquidator may, subject to the Companies Act, be appointed by a resolution of directors or by a resolution of shareholders.

Redemption of Shares

Under Delaware corporate law, any stock may be made subject to redemption by the corporation at its option or at the option of the holders of such stock provided there remains outstanding shares with full voting power. Such stock may be made redeemable for cash, property or rights, as specified in the certificate of incorporation or in the resolution of the board of directors providing for the issue of such stock. As permitted by BVI law, subject to the requirements set out in the Companies Act and our Articles of Association, shares may be repurchased, redeemed or otherwise acquired by us. Generally, our directors must be able to determine that immediately following any such redemption or repurchase that we will be able to satisfy our debts as they fall due and the value of our assets will exceed our liabilities.

Removal of Directors

Under Delaware corporate law, a director of a corporation with a classified board of directors may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate provides otherwise. As permitted by BVI law, directors may, subject to the memorandum and articles of association of a BVI company, be removed by resolution of shareholders. Where permitted by the memorandum and articles of incorporation of a BVI company, a director may be removed by a resolution of directors.

Mergers

Under the Companies Act, two or more companies may merge or consolidate in accordance with the statutory provisions. A merger means the merging of two or more constituent companies into one of the constituent companies, and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation which, unless the merger is between a parent company and one or more subsidiaries, must be authorized by a resolution of shareholders.

Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision which, if proposed as an amendment to the memorandum or articles of association, would entitle them to vote as a class on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting or consent to the written resolution to approve the plan of merger or consolidation.

Under Delaware corporate law, any two or more corporations existing under Delaware law may merge into a single corporation, which may be any one of the constituent corporations or may consolidate into a new corporation formed by the consolidation, pursuant to an agreement of merger or consolidation, as the case may be, complying and approved in accordance with Delaware corporate law.

Inspection of Books and Records

Under Delaware corporate law, any stockholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of stockholders and other books and records. Under the Companies Act, a shareholder is generally entitled, on giving written notice to the company, to inspect the memorandum and articles of association, the shareholders register, the directors register and minutes of meetings and resolutions of shareholders and those classes of members of which he is a member. However, the directors may, if they are satisfied that it would be contrary to the company’s interests to allow a member to inspect any such document (other than the memorandum and articles of association), refuse to permit the member to inspect the document or limit the inspection of the document, including limiting the making of copies or taking of extracts from the records. We will provide holders of our shares with annual audited financial statements. See “Documents on Display.”

Conflict of Interest

The Companies Act provides that a director shall, after becoming aware that he is interested in a transaction entered into by the company, disclose that interest to the board of directors of the company. Failure of a director to disclose that interest does not affect the validity of a transaction entered into by the director or the company, so long as the director’s interest was disclosed to the board of directors prior to the company’s entry into the transaction or is not required to be disclosed (for example where the transaction is between the company and the director himself or is otherwise in the ordinary course of business and on usual terms and conditions). As permitted by BVI law and our Articles of Association, a director interested in a particular transaction may vote on it, attend meetings at which it is considered, and sign documents on our behalf which relate to the transaction.

Transactions with Interested Shareholders

Delaware corporate law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested stockholder” for three years following the date that such person becomes an interested stockholder. An interested stockholder generally is a person or group who or that owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all stockholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such stockholder becomes an interested stockholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested stockholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

BVI law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although BVI law does not regulate transactions between a company and its significant shareholders, the directors in deciding whether the company should enter into any such transaction are subject to the fiduciary duties referred to under “Director’s Fiduciary Duties” above. Additionally, there are certain statutory minority shareholder actions under BVI law which may be available to protect the interests of minority shareholders depending on the circumstances and the particular transaction with the interested shareholder.

Independent Directors

There are no provisions under Delaware corporate law or under the Companies Act that require a majority of our directors to be independent.

Cumulative Voting

Under Delaware corporate law, cumulative voting for elections of directors is not permitted unless the company’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority stockholders on a board of directors since it permits the minority stockholder to cast all the votes to which the stockholder is entitled on a single director, which increases the stockholder’s voting power with respect to electing such director. There are no prohibitions to cumulative voting under the laws of the BVI, but our Articles of Association do not provide for cumulative voting.

Anti-Takeover Provisions in Our Articles of Association

Some provisions of our Articles of Association may discourage, delay or prevent a change in control of our company or management that a shareholder might deem to be in his, her or its best interest. For instance, our board of directors may issue preference shares in one or more series and designate the price, rights, preferences, privileges and restrictions of such preference shares, including the right to approve or not approve an acquisition or other change in control. In addition, our Articles of Association do not provide for cumulative voting, which may make it more difficult for minority shareholders owning less than a majority of our ordinary shares to elect members of our board of directors. Our board of directors has broad authority to amend our Articles of Association, and such future amendments could discourage, delay or prevent a change in control.

Registration Rights

In connection with our 2010 Private Placement, we entered into a registration rights agreement pursuant to which we agreed to use our best efforts to file within 60 days of the final closing of the private placement a registration statement with the SEC to register the sale by us of our ordinary shares by means of a firm commitment underwritten offering and to register for resale (i) the ordinary shares underlying our preferred shares issued in our 2010 Private Placement, (ii) the 15,000,000 shares held in the Make-Good Escrow, (iii) 37,177,323 ordinary shares held by certain of our founding shareholders which are not part of the Make-Good Escrow and (iv) the 500,000 shares issued to Chardan pursuant to the Merger Agreement. If the registration statement covering these securities is not filed by such date or not declared effective by the SEC within 180 days of the initial filing date, subject to certain exceptions, liquidated damages of 0.3% of the purchase price per month will accrue and will be payable in cash on a monthly basis, provided that in no event shall the amount of liquidated damages payable at any time to any holder of preferred shares exceed 10% of the amount of such holder’s initial investment in our 2010 Private Placement. The effectiveness deadline has been extended to January 31, 2012.

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

Foreign currency exchange in the PRC is governed by a series of regulations. One of the key regulations governing foreign currency exchange in China is the Foreign Exchange Administration Regulation, most recently amended on August 5, 2008. Under this regulation, Renminbi is freely convertible only to the extent of current account items, such as trade-related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, require the prior approval from SAFE or its local branch for conversion of Renminbi into a foreign currency, such as U.S. dollars. Payments for transactions that take place within the PRC must be made in Renminbi. Domestic companies or individuals can repatriate foreign currency payments received from abroad, or deposit these payments abroad subject to the requirement that such payments by repatriated within a certain period of time. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks. Foreign currencies received for current account items can be either retained or sold to financial institutions that have foreign exchange settlement or sales business without prior approval from SAFE, subject to certain regulations. Foreign exchange income under capital account can be retained or sold to financial institutions that have foreign exchange settlement and sales business, with prior approval from SAFE, unless otherwise provided.

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

In addition, under the Regulations of Settlement, Sale and Payment of Foreign Exchange issued by the PBOC, foreign invested enterprises are required to comply with certain procedural requirements to settle foreign currencies, such as providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from SAFE or its local counterpart. Furthermore, the PRC entity cannot settle foreign currencies, including loans or direct investments, from offshore entity or natural persons without the prior approval by SAFE or its local counterpart.

We have historically received substantially all of our revenues in Renminbi and we expect that to continue to be the case in the foreseeable future. Our inability to obtain the requisite approvals or any future restrictions on currency exchanges could limit our liability to utilize revenue generated in Renminbi to fund our business activities outside the PRC, or to repay foreign currency obligations. See “Risk Factors — Risk Relating to Doing Business in the PRC — Currency fluctuations and restrictions on currency exchange may adversely affect our business, including limiting our ability to convert Renminbi into foreign currencies and, if Renminbi were to decline in value, reducing our revenue in U.S. dollar terms.”

Furthermore, any loans or direct investments by us in our PRC entities are subject to the applicable regulations on foreign currency exchange. We may not be able to obtain the required registration on a timely basis.

Regulations on Dividend Distribution

The principal regulation governing distribution of dividends paid by WFOEs is the Company Law of the PRC (2006), the Wholly-Foreign Owned Enterprise Law (1986), as amended, and the Wholly-Foreign Owned Enterprise Law Implementing Rules (1990), as amended. Under these regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign-invested enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50% of its registered capital. These reserves are not distributable as cash dividends except upon liquidation. The board of directors, in the case of a foreign-invested enterprise, or the shareholders at a meeting, in the case of WFOEs, has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation.

E.	Taxation

BVI Taxation

Under the law of the BVI as currently in effect, a holder of our securities or ordinary shares who is not a resident of the BVI is not liable for BVI income tax on dividends paid with respect to the securities or ordinary shares, and all holders of the securities or ordinary shares are not liable to the BVI for income tax on gains realized on the sale or disposal of such securities or ordinary shares. The BVI does not impose a withholding tax on dividends paid by a company incorporated or re-registered under the Companies Act.

There are no capital gains, gift or inheritance taxes levied by the BVI on companies incorporated or re-registered under the Companies Act. In addition, ordinary shares of companies incorporated or re-registered under the Companies Act are not subject to transfer taxes, stamp duties or similar charges.

There is no income tax treaty or convention currently in effect between the United States and the BVI, although a Tax Information Exchange Agreement is in force.

PRC Taxation

Resident Enterprise Treatment

In March 2007, the Fifth Session of the Tenth National People’s Congress passed the EIT Law, which became effective on January 1, 2008. Under the EIT Law, enterprises are classified as “resident enterprises” and “non-resident enterprises.” Pursuant to the EIT Law and its implementing rules, enterprises established outside the PRC whose “de facto management bodies” are located in the PRC are considered “resident enterprises” and subject to the uniform 25% enterprise income tax rate on their worldwide taxable income. In addition, dividends from a PRC subsidiary to its foreign parent company would be subject to a withholding tax at the rate of 10%, unless such foreign parent company’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax, or the tax is otherwise exempted or reduced pursuant to the PRC tax laws. According to the implementing rules of the EIT Law, “de facto management body” refers to a managing body that in practice exercises overall management control over the production and business, personnel, accounting and assets of an enterprise.

In April 2009, the State Administration of Taxation, or SAT, issued the Notice on the Issues Regarding Recognition of Overseas Incorporated Enterprises that are Domestically Controlled as PRC Resident Enterprises Based on the De Facto Management Body Criteria, or Circular 82, which was retroactively effective as of January 2008. Circular 82 provides that an overseas incorporated enterprise that is controlled by a PRC company or a PRC company group will be recognized as a “tax-resident enterprise” if it satisfies all of the following conditions: (i) the senior management responsible for daily production/business operations are primarily located in the PRC, and the location(s) where such senior management execute their responsibilities are primarily in the PRC; (ii) strategic financial and personnel decisions are made or approved by organizations or personnel located in the PRC; (iii) major properties, accounting ledgers, company seals and minutes of board meetings and shareholder meetings are maintained in the PRC; and (iv) 50% or more of the board members with voting rights or senior management habitually reside in the PRC. Our PRC counsel has advised us that the criteria set forth in Circular 82 do not apply to us directly because our BVI holding company was incorporated and has been controlled by Mr. Xinrong Zhuo, an individual, and therefore is not a “foreign enterprise controlled by a PRC company or a PRC company group.”

Given the short history of the EIT Law and lack of applicable legal precedent, it remains unclear how the PRC tax authorities will determine the resident enterprise status of a company organized under the laws of a foreign, or non-PRC, jurisdiction and controlled by individuals. If the PRC tax authorities determine that we are a “resident enterprise” under the EIT Law, a number of tax consequences should follow. First, we should be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, our shareholders who are not Chinese residents will be subject to 10% withholding tax upon dividends payable by us. Third, the EIT Law provides that dividend income between resident enterprises is exempted from enterprise income tax. As a result, if we and China Dredging (HK) are treated as a “resident enterprise,” all dividends paid from Fujian WangGang to us (through China Dredging (HK)) should be exempted from the PRC enterprise income tax. See “Risk Factors — Risks Relating to Doing Business in the PRC — The dividends we receive from our Chinese subsidiaries and our global income may be subject to Chinese enterprise income tax, which would have a material adverse effect on our results of operations; our foreign securities holders will be subject to a Chinese withholding tax upon the dividends payable by us and subject to the income tax on the gains on the sale of securities, if we are classified as a Chinese ‘resident enterprise.’”

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

Dividends From Fujian WangGang

If China Dredging (HK) is not treated as a resident enterprise under the EIT Law, then dividends that China Dredging (HK) receives from Fujian WangGang may be subject to PRC withholding tax. The EIT Law and the implementing rules of the EIT Law provide that (A) an income tax rate of 25% normally will be applicable to “non-resident enterprises” that (i) have an establishment or place of business inside the PRC, and (ii) have income in connection with their establishment or place of business that is sourced from the PRC or is earned outside the PRC but has an actual connection with their establishment or place of business inside the PRC, and (B) a PRC withholding tax at a rate of 10% will normally be applicable to dividends payable to non-resident enterprises that (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC.

As described above, the PRC tax authorities may determine the resident enterprise status of entities organized under the laws of foreign jurisdictions on a case-by-case basis. China Dredging (HK) is a holding company and substantially all of its income may be derived from dividends. Thus, if China Dredging (HK) is considered a “non-resident enterprise” under the EIT Law and the dividends paid to China Dredging (HK) are considered income sourced within the PRC, such dividends received may be subject to PRC withholding tax as described in the foregoing paragraph.

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

China Dredging is a BVI holding company, has a subsidiary in Hong Kong, China Dredging (HK), which in turns owns a 100% equity interest in Fujian WangGang, a 50% indirect ownership of Fujian Service, and variable interest entity arrangements with Wonder Dredging, which are PRC companies. As a result, if China Dredging (HK) were treated as a “non-resident enterprise” under the EIT Law, then dividends that it receives from Fujian WangGang and Fujian Service (assuming such dividends were considered sourced within the PRC) (i) may be subject to a 5% PRC withholding tax, if the PRC-Hong Kong Tax Treaty were applicable, or (ii) if such treaty does not apply (i.e., because the PRC tax authorities may deem China Dredging (HK) to be a conduit not entitled to treaty benefits), may be subject to a 10% PRC withholding tax. Similarly, if we were treated as a “non-resident enterprise” under the EIT Law, and China Dredging (HK) were treated as a “resident enterprise” under the EIT Law, then dividends that we receive from China Dredging (HK) (assuming such dividends were considered sourced within the PRC) may be subject to a 10% PRC withholding tax. Any such taxes on dividends could materially reduce the amount of dividends, if any, we could pay to our shareholders.

As of the date of this Report, there has not been a definitive determination as to the “resident enterprise” or “non-resident enterprise” status of us or China Dredging (HK). As indicated above, however, none of Fujian WangGang, Fujian Service and China Dredging (HK) are expected to pay any dividends in the near future. Fujian WangGang, Fujian Service and China Dredging (HK) will make any necessary tax withholding if, in the future, they were to pay any dividends and, based on future clarifying guidance issued by the PRC determine that China Dredging (HK) is or we are a non-resident enterprise under the EIT Law.

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

The dividends paid by us to non-resident investors in respect to ordinary shares, or the gain non-resident investors may realize from the sale or transfer of our ordinary shares, may be treated as PRC-sourced income and, as a result, may be subject to PRC income tax. In such event, we may be required to withhold the applicable PRC income tax on any dividends paid to non-resident investors. In addition, non-resident investors in ordinary shares may be responsible for paying the applicable PRC income tax on any gain realized from the sale or transfer of our ordinary shares if such non-resident investors and the gain satisfy the requirements under the PRC tax laws. However, under the PRC tax laws, we would not have an obligation to withhold PRC income tax in respect of the gains that non-resident investors (including U.S. investors) may realize from the sale or transfer of our ordinary shares.

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

The U.S. Treasury Department has expressed concerns that parties to whom shares are pre-released may be taking actions that are inconsistent with the claiming, by U.S. Holders of shares of foreign tax credits for U.S. federal income tax purposes. Such actions also would be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders, as described below. Accordingly, the availability of foreign tax credits or the reduced tax rate for dividends received by certain non-corporate U.S. Holders could be affected by actions that may be taken by parties to whom shares are pre-released, or by future actions of the U.S. Treasury Department.

If a beneficial owner of our ordinary shares is not described as a U.S. Holder, such owner will be considered a “Non-U.S. Holder.” The material U.S. federal income tax consequences applicable specifically to Non-U.S. Holders are described below under the heading “Non-U.S. Holders.”

We have not sought, and do not intend to seek, a ruling from the Internal Revenue Service, or the IRS, as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court. Moreover, future legislation, regulations, administrative rulings or court decisions may adversely affect the accuracy of the statements in this discussion.

U.S. Holders

Taxation of Dividends

Subject to the PFIC rules discussed below, distributions received by a U.S. Holder on our ordinary shares, other than certain pro rata distributions of shares to all shareholders, will constitute foreign source dividend income to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Because we do not intend to maintain calculations of our earnings and profits under U.S. federal income tax principles it is expected that distributions generally will be reported to U.S. Holders as dividends. Corporate U.S. Holders will not be entitled to claim the dividends-received deduction with respect to dividends paid by on our ordinary shares. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury Department, dividends received by certain non-corporate U.S. Holders in taxable years beginning before January 1, 2013, will be taxable at a maximum rate of 15%, provided that (a) ordinary shares become readily tradable on an established securities market in the United States or, in the event we are deemed to be a PRC “resident enterprise” under the EIT Law, we are eligible for the benefits of the Agreement between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the U.S.-PRC Tax Treaty, and (b) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year. Under published IRS authority, shares are considered for purposes of clause (a) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges. We may never have our securities listed on a qualifying exchange and, if listed, we may be unable to maintain such listing.

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

Based on the composition of our assets and income and (and the assets and income of our subsidiaries) and our current plans of operation, we do not expect to be treated as a PFIC for the current taxable year or in the near future. Our expectation is based on our direct ownership of 50% of the equity interests of Fujian Service and, through the VIE Agreements with Wonder Dredging and the shareholders of Wonder Dredging, our total control and 100% beneficial ownership of the 50% of Fujian Service that we do not directly own. For U.S. federal income tax purposes, we treat Fujian Service as wholly-owned by us. Fujian Service operates an active dredging contracting services business in the PRC. Accordingly, we believe that we primarily operate an active dredging contracting services business in the PRC. Our expectation is also based on assumptions as to our projections for the use of cash that we will hold and generate in the ordinary course of our business throughout the current taxable year. Despite our expectation, there can be no assurance that we will not be a PFIC for the current taxable year and/or later taxable years, as PFIC status is retested each year and depends on the actual facts in such year. We could be a PFIC, for example, if our business and assets evolve in ways that are different from what we anticipate, or if we are required to restructure our VIE Agreements with Wonder Dredging and the shareholders of Wonder Dredging in a manner that causes us to be classified as a PFIC. In addition, although we believe that a majority of our assets (by value) and the income derived from such assets do not constitute passive assets and income under the PFIC rules, there is no assurance that the United States Internal Revenue Service will agree with us.

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

If we are a PFIC for any taxable year during which a U.S. Holder holds ordinary shares and any of our non-United States subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be subject to the rules described above on certain distributions by a lower-tier PFIC and a disposition of shares of a lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

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

The rules dealing with PFICs are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our ordinary shares should consult their own tax advisors concerning the application of the PFIC rules to ordinary shares under their particular circumstances.

Additional Taxes After 2012

For taxable years beginning after December 31, 2012, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, cash dividends on, and capital gains from the sale or other taxable disposition of, ordinary shares, subject to certain limitations and exceptions. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our ordinary shares.

Non-U.S. Holders

Dividends paid to a Non-U.S. Holder in respect to ordinary shares generally will not be subject to U.S. federal income tax unless such dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (or, if an income tax treaty is applicable, are attributable to a permanent establishment or fixed base that such holder maintains in the United States).

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

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes should apply to distributions made on ordinary shares within the United States to a U.S. Holder (other than an exempt recipient) and to the proceeds from sales and other dispositions of our ordinary shares by a U.S. Holder (other than an exempt recipient) to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances.

In addition, backup withholding of U.S. federal income tax, at a rate of 28% for taxable years beginning before January 1, 2011 (but scheduled to increase to 31% for taxable years beginning on or after January 1, 2011), generally will apply to dividends paid on ordinary shares to a U.S. Holder (other than an exempt recipient) and the proceeds from sales and other dispositions of our ordinary shares by a U.S. Holder (other than an exempt recipient), in each case who:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that backup withholding is required; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders generally are not subject to information reporting or backup withholding with respect to dividends paid on shares, or the proceeds from the sale, exchange or other disposition of shares or warrants, unless the payments are made by or through a U.S. person or a U.S. office of a non-U.S. person (as defined in Regulation S under the Securities Act). If the payments are made by or through a U.S. person or a U.S. office of a non-U.S. person (as defined in Regulation S under the Securities Act), information reporting and backup withholding will apply, unless each such Non-U.S. Holder certifies as to its foreign status on the applicable duly executed IRS Form W-8 or otherwise establishes an exemption.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedures for obtaining an exemption from backup withholding in their particular circumstances.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

Documents concerning us that are referred to in this document may be inspected at our principal executive offices at 18th Floor, Tower A, Zhongshan Building, No. 154, Hudong Road, Fuzhou, Fujian Province, PRC.

Following the Merger, we have been subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports with the SEC, including annual report on Form 20-F, which starting with fiscal years ending on or after December 15, 2011 are due within four months after the end of the fiscal year. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You may also obtain additional information over the Internet at the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders will be exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

I.	Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Foreign Exchange Risk

Our reporting currency is the US dollar and our operations in the PRC use their local currency as their functional currencies. Transactions in other currencies are recorded in Renminbi at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in other currencies are remeasured into Renminbi at rates of exchange in effect at the balance sheet dates. Exchange gains and losses are recorded in our statements of operations as a component of current period earnings.

SAFE, under the authority of the PBOC, controls the conversion of Renminbi into foreign currencies. The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules (1996), as amended, or the Rules. Under the Rules, once various procedural requirements are met, Renminbi is convertible for current account transactions, including trade and service-related foreign exchange transactions and dividend payments, but not for capital account transactions, including direct investment, loans or investments in securities outside the PRC, without prior approval of the SAFE of the PRC, or its local counterparts.

Since July 2005, the Renminbi is no longer pegged to the U.S. dollar. Although the Renminbi exchange rate versus the U.S. dollar is restricted to a rise or fall of no more than 0.3% per day and the PBOC regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future, the PRC authorities may lift restrictions on fluctuations in the Renminbi exchange rate and lessen intervention in the foreign exchange market. As of December 31, 2010, the exchange rate of RMB to $1 was RMB6.6000.

We conduct substantially all of our operations through our PRC operating companies in the PRC, and we earn substantially all of our revenues and incur substantially all of our cost of sales in Renminbi. Therefore, there was no impact on revenue and cost of sales regarding exchange rate fluctuation.  In addition, we do not have any derivative financial instruments on foreign exchange.

Any devaluation of the Renminbi against the U.S. dollar would consequently have an adverse effect on our financial performance and asset values when measured in terms of U.S. dollars.  On the other hand, any appreciation of the Renminbi against the U.S. dollar would have a favorable effect on our financial performance and asset values when measured in U.S. dollars.  In addition, as of December 31, 2010 and December 31, 2009, we had cash denominated in Renminbi amounting to approximately $67.0 million and approximately $23.3 million, respectively, and cash denominated in Hong Kong dollars amounting to approximately $21.6 million as of December 31, 2010.  Also, from time to time we may have U.S. dollar denominated borrowings.  Accordingly, a decoupling of the Renminbi may affect our financial performance in the future.

We recognized a gain on foreign currency translation adjustment of approximately $4.2 million and $0.003 million loss, respectively, in the years ended 2010 and 2009.  We do not engage in hedging activities and as such, we may in the future experience economic loss as a result of any foreign currency exchange rate fluctuations.

Interest Rate Risk

We do not have any derivative financial instruments and believe our exposure to interest rate risk and other relevant market risks is not material.  We had no bank borrowing as of December 31, 2010.

Inflation

Inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China rose 4.8% and 5.9% in 2007 and 2008, respectively, decreased by 0.7% in 2009, and rose 3.3% in 2010. Although we have not in the past been materially affected by inflation, we may be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as personnel expenses, vessel leasing expenses, travel expenses and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposures to higher inflation in China.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.        MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Preferred Shares” set forth under Item 10.A.

ITEM 15.  CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of our disclosure controls and procedures, as such term is defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Based upon that evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2010, our disclosure controls and procedures were not effective to give a reasonable assurance that information required to be disclosed by us in our Exchange Act reports is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. This determination was primarily due to the identification of the material weakness in our internal control over financial reporting as discussed below and in “Risk Factors,” which we regard as an integral part of our disclosure controls and procedures.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Our management evaluates the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was not effective as of December 31, 2010 due to the identification of a material weakness. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis by the company’s internal controls. The material weakness we identified was that none of our employees had any formal training in U.S. GAAP and SEC rules and regulations. Our newly recruited Chief Financial Officer also does not have such training, and we may not be able to remediate this material weakness without significant expense, if at all. We also may face additional material weaknesses in the future. Therefore, there is a risk that our current or future financial statements may not be properly prepared in accordance with U.S. GAAP or that our current or future disclosures are not in compliance with SEC rules and regulations.

Remediation Plan

We have begun to undertake steps to remediate the material weakness described above and to improve our internal control over financial reporting. We have engaged a PCAOB registered and inspected public accounting firm in the United States to provide consulting services to us in matters involving U.S. GAAP and SEC rules and regulations. We also plan to take other important steps, including training our accounting, internal audit and finance staff, engaging consultants to assist with these functions, and implementing additional financial and management controls, reporting systems and procedures. Although we do not expect the costs of our remediation efforts to be material, we expect these efforts to take time. We have begun to implement these measures, expect to continue to implement them through the course of 2011, and plan to continue monitoring our internal controls with a view toward whether additional financial and management controls, reporting systems and procedures are appropriate. We do not expect that our plan will fully remediate the material weakness described above until at least December 31, 2011, and it may not ensure the adequacy of our internal controls over our financial reporting and processes in the future.

However, if we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal control over financial reporting. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of our ordinary shares or ADSs.

Changes in Internal Control over Financial Reporting

The material weakness described above was also identified in connection with the audit of our financial statements as of and for the year ended December 31, 2009, and we began to undertake steps to remediate it in 2010. Except for these remediation steps, there have not been any changes in our internal control over financial reporting in the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined, based upon past employment experience in finance and other business experience requiring accounting knowledge and financial sophistication, that we have at least one audit committee financial expert, Yeliang Zhou, serving on our audit committee.  Our board of directors has determined that Mr. Zhou is an independent director as defined in Nasdaq listing rules and SEC rules.

ITEM 16B.  CODE OF ETHICS

Our board of directors has adopted a Code of Business Conduct and Ethics that sets forth legal and ethical standards of conduct for our directors and employees, including our principal executive officer, principal financial and accounting officer and other executive officers, our subsidiaries and other business entities controlled by us worldwide.  Our Code of Ethics and Business Conduct is available on our website at www.chinadredgingco.com.  The information contained on our website is not a part of this Report.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

UHY Vocation HK CPA Limited, or UHY, serves as our independent registered public accounting firm.

Audit Fees

UHY billed us $132,000 for audit services for our fiscal year ended December 31, 2010, $61,000 for our fiscal year ended December 31, 2009 and $61,000 for the 2008 period.  Audit fees principally include fees associated with the annual audit and reviews of our interim financial results, consultations on various accounting issues and performance of local statutory audits.

Audit-Related Fees

UHY billed us $15,000 for audit-related services for our fiscal year ended December 31, 2010 and no fees for prior periods. Audit-related services principally include internal control report issuances and due diligence examinations.

Tax Fees

UHY has not billed us any fees for tax advice.

All Other Fees

Except as set forth above in this Item 16C, UHY has not billed us any other fees for products or services for our fiscal years ended December 31, 2010 or 2009.

Pre-Approval Policies for Non-Audit Services

Our audit committee has adopted policies and procedures relating to the approval of all audit and non-audit services that are to be performed by our independent registered public accounting firm. These policies generally provide that we will not engage our independent registered public accounting firm to render audit or non-audit services unless the service is specifically approved in advance by our audit committee or the engagement is entered into pursuant to the pre-approval procedure described below.

From time to time, our audit committee may pre-approve specified types of services that are expected to be provided to us by our independent registered public accounting firm during the next 12 months. Any such pre-approval is detailed as to the particular service or type of services to be provided and is also generally subject to a maximum dollar amount. In fiscal 2011, our audit committee approved all of the services provided by UHY.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

In connection with the Merger, Webb & Company, P.A., or Webb & Company, resigned as our independent registered public accounting firm as of October 27, 2010, the date of consummation of the Merger. Upon consummation of the Merger, our operations were substantially all in the PRC, and Webb & Company was not positioned to audit a Chinese company. The decision to change accountants upon Webb & Company’s resignation was discussed and recommended by our board of directors.

Webb & Company’s reports on our consolidated financial statements as of and for the fiscal year ended January 31, 2010 and the period ended September 30, 2009 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles, except that the report on such financial statements included the following explanatory paragraph:

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has no operations and has a net loss of $47,682 from Inception, a working capital and stockholders’ deficiency of $20,935 at January 31, 2010 and used cash in operations from $18,781 from Inception. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

During the fiscal year ended January 31, 2010, the period ended September 30, 2009, and the subsequent period through the date of its resignation, we had (i) no disagreements with Webb & Company on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Webb & Company, would have caused it to make reference to the subject matter of the disagreements in connection with its report for such periods, and (ii) no “reportable events” within the meaning of Item 16F(a)(1)(v) of Form 20-F.

In connection with the Merger, we appointed UHY, as our independent registered public accounting firm as of October 27, 2010, the date of consummation of the Merger. During the fiscal year ended January 31, 2010, the period ended September 30, 2009, and the subsequent period through the date of the dismissal, neither we nor anyone acting on our behalf consulted with UHY regarding any of the matters or events described in Item 16F(a)(2) of Form 20-F.

We have provided a copy of the foregoing disclosures to Webb & Company and requested Webb & Company to furnish us with a letter addressed to the SEC stating whether or not Webb & Company agrees with the foregoing disclosures and, if not, stating the respects in which it does not agree. A copy of Webb & Company’s letter to the SEC is attached as an exhibit to this Form 20-F.

ITEM 16G.  CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

(a)	Financial Statements of the Company
The audited financial statements of China Dredging Group Co., Ltd. as of December 31, 2010 and 2009, and for the years ended December 31, 2010, 2009 and for the period from January 8, 2008 (inception) to December 31, 2008 are contained on pages F-1 through F-42.

(b)	Financial Statements of Fujian Xing Gang Port Service Co., Ltd.
The audited balance sheets of Fujian Xing Gang Port Service Co., Ltd. as of December 31, 2009 and 2008, and the related statements of income, statement of changes in owners’ equity, and cash flows for the year ended December 31, 2009 and from January 8, 2008 (Inception) to December 31, 2008 are contained on pages F-43 through F-61.

(c)	Financial Statements of Chardan Acquisition Corp.
The unaudited balance sheets of Chardan Acquisition Corp. as of June 30, 2010 and as of September 30, 2009, and the related statements of operations, statement of changes in owners’ deficiency, and cash flows for the period from September 26, 2008 (Inception) to June 30, 2010 are contained on pages F-62 through F-87.

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1 (1)	Amended and Restated Memorandum of Association of China Dredging Group Co., Ltd.
1.2 (1)	Articles of Association of China Dredging Group Co., Ltd.
2.1	Specimen Ordinary Share Certificate.
4.1 (1)	Employment Agreement of Xinrong Zhuo.
4.2 (1)	Employment Agreement of Bin Lin.
4.3 (1)	Employment Agreement of Fangjie Gu.
4.4 (1)
Agreement and Plan of Merger by and among Chardan Acquisition Corp., Shareholders of Chardan Acquisition Corp., China Dredging Group Co., Ltd. and Shareholders Of China Dredging Group Co., Ltd. dated October 27, 2010.

4.5 (1)	Securities Purchase Agreement by and among China Dredging Group Co., Ltd. and the Purchasers Listed on Exhibit A thereto, dated October 29, 2010.
4.6 (1)	Registration Rights Agreement dated October 29, 2010.
4.7 (1)	Securities Escrow Agreement dated October 29, 2010.
4.8 (3)	Contracted Management Agreement by and among Fujian WangGang Dredging Construction Co., Ltd., Wonder Dredging LLC and Fujian Xing Gang Port Service Ltd., dated June 30, 2010.
4.9 (3)	Equity Interest Pledge Agreement by and among Qing Lin, Panxing Zhuo, Fujian WangGang Dredging Construction Co., Ltd. and Wonder Dredging LLC, dated June 30, 2010.
4.10 (3)
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
4.13 (1)
Engineering Boat Purchase and Sale Contract for Xinggangjun #3 by and between Yiyang Zhonghai Boats and Ships Limited Liability Company and Fujian Xing Gang Shipping Service Co., Ltd., January 13, 2008

4.14 (1)
“Hongtaihai” Engineering Boat Purchase and Sale Contract for Xinggangjun #66 by and between Taizhou Hongtaihai Port Engineering Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., March 23, 2008.

4.15 (1)
Engineering Boat Purchase and Sale Contract for Xinggangjun #6 by and between Yiyang Zhonghai Boats and Ships Limited Liability Company and Fujian Xing Gang Shipping Service Co., Ltd., dated January 18, 2008.

4.16 (1)	Engineering Boat Purchase and Sale Contract by and between Yiyang Zhonghai Boats and Ships Limited Liability Company and Fujian Xing Gang Shipping Service Co., Ltd., dated May 20, 2009.
4.17 (1)	Crewmen Dispatch Contract for Xinggangjun #3 by and between Fujian Haiyi International Shipping Service Agency Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., April 21, 2008.
4.18 (1)	Crewmen Dispatch Contract for Xinggangjun #66 by and between Fujian Haiyi International Shipping Service Agency Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., February 21, 2008.
4.19 (1)	Crewmen Dispatch Contract for Xinggangjun #6 by and between Fujian Haiyi International Shipping Service Agency Co., Ltd. and Fujian Xinggang Shipping Service Co., Ltd., dated April 21, 2008.
4.20 (1)	Ship Lease Contract for Hengshengjun #88 by and between Lianyungang Hengrong Shipping Service Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., dated January 8, 2008.
4.21 (1)	Crewmen Assignment Agreement for Hengshengjun #88 by and between Lianyungang Hengrong Shipping Service Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., dated January 8, 2008.

4.22 (1)	Ship Lease Supplemental Agreement for Hengshengjun #88 by and between Lianyungang Hengrong Shipping Service Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., dated April 13, 2010.
4.23 (1)	Crewmen Assignment Supplemental Agreement for Hengshengjun #88 by and between Lianyungang Hengrong Shipping Service Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., dated May 21, 2010.
4.24 (1)	Ship Lease Contract for Xinggangjun #9 by and between Fujian Lutong Highway Engineering Construction Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., dated May 20, 2008.
4.25 (1)	Crewmen Assignment Agreement for Xinggangjun #9 by and between Fujian Lutong Highway Engineering Construction Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., dated May 20, 2008.
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

4.36 (1)	Office Lease Agreement by and between LIN Ping and Fujian Xing Gang Shipping Service Co., Ltd., dated January 1, 2008.
4.37 (1)	Office Lease Agreement by and between LIN Ping and Fujian Xing Gang Port Service Co., Ltd., dated January 1, 2010.
4.38 (1)	Office Lease Supplemental Agreement by and between LIN Ping and Fujian Xing Gang Port Service Co., Ltd., dated March 30, 2010.
4.39 (2)	Employment Agreement by and between Fangjie Gu and Fujian Xing Gang Port Service Co., Ltd. dated January 24, 2011.
4.40 (2)	Supplemental Employment Agreement by and between Fangjie Gu and China Dredging Group Co., Ltd.
4.41	Employment Agreement of Alfred Ho.
8.1 (1)	List of Subsidiaries.
12.1	Certification of Principal Executive Officer required by Rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Principal Financial Officer required by Rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C., Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C., Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Letter from Webb & Company

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

Name: Xinrong Zhuo
Title: Chief Executive Officer
Date: December 15, 2011

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES

Index to Financial Statements

China Dredging Group Co., Ltd and Subsidiaries	PAGE
Report of Independent Registered Public Accounting Firm	F-1
Consolidated Balance Sheets of China Dredging Group Co., Ltd and Subsidiaries at December 31, 2010 and December 31, 2009	F-2
Consolidated Statements of Income of China Dredging Group Co., Ltd and Subsidiaries for the years ended December 31, 2010 and 2009 and for the period from January 8, 2008 (Date of Inception) to December 31, 2008
F-3
Consolidated Statements of Changes in Shareholders’ Equity and Comprehensive Income of China Dredging Group Co., Ltd and Subsidiaries for the years ended December 31, 2010 and 2009 and for the period from January 8, 2008 (Date of Inception) to December 31, 2008
F-4
Consolidated Statements of Cash Flows of China Dredging Group Co., Ltd and Subsidiaries for the years ended December 31, 2010 and 2009 and for the period from January 8, 2008 (Date of Inception) to December 31, 2008
F-6
Notes to Consolidated Financial Statements of China Dredging Group Co., Ltd and Subsidiaries for the years ended December 31, 2010 and 2009 and for the period from January 8, 2008 (Date of Inception) to December 31, 2008
F-7

Fujian Xing Gang Port Services Co., Ltd.	PAGE
Report of Independent Registered Public Accounting Firm	F-43
Balance Sheets of Fujian Xing Gang Port Services Co., Ltd.at December 31, 2009 and 2008	F-44
Statements of Income of Fujian Xing Gang Port Services Co., Ltd.for the year ended December 31, 2009 and from January 8, 2008 (Inception) to December 31, 2008	F-45
Statement of Changes in Owners’ Equity of Fujian Xing Gang Port Services Co., Ltd. for the year ended December 31, 2009 and from January 8, 2008 (Inception) to December 31, 2008	F-46
Statements of Cash Flows of Fujian Xing Gang Port Services Co., Ltd.for the year ended December 31, 2009 and from January 8, 2008 (Inception) to December 31, 2008	F-47
Notes to the Financial Statements of Fujian Xing Gang Port Services Co., Ltd.for the year ended December 31, 2009 and from January 8, 2008 (Inception) to December 31, 2008	F-48

Chardan Acquisition Corp.	PAGE
Index to Condensed Financial Statements of Chardan Acquisition Corp. (A development stage company) as of and for the periods ended June 30, 2010 (Unaudited) and September 30, 2009	F-62
Index to Condensed Financial Statements of Chardan Acquisition Corp. (A development stage company) as of and for the periods ended January 31, 2010 and September 30, 2009	F-70
Index to Condensed Financial Statements of Chardan Acquisition Corp. (A development stage company) as of and for the periods ended September 30, 2010 (Unaudited) and January 31, 2010	F-80

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES

We have audited the accompanying consolidated balance sheets of China Dredging Group Co., Ltd. and its subsidiaries (collectively the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in shareholders’ equity and comprehensive income and cash flows for each of the two years ended December 31, 2010 and 2009 and for the period from January 8, 2008 (Inception) to December 31, 2008.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our report dated June 24, 2011, we expressed an opinion that financial statements for the year ended December 31, 2010 fairly presented consolidated balance sheets, consolidated statements of income, changes in shareholders’ equity and comprehensive income, and cash flows in conformity with the standards of the Public Company Accounting Oversight Board (United States).  As described in Note 21, the Company recalculated and reallocated the proceeds of its 2010 private placement to the estimated fair value of the holders’ contingent right to a variable number of shares under a make-good escrow arrangement.  The Company has changed its method of accounting for these items and restated its financial statements for the year ended December 31, 2010 to conform with the standards of the Public Company Accounting Oversight Board (United States).  Accordingly, our present opinion on the financial statements for the year ended December 31, 2010, as presented herein, is different from that expressed in our reports.

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

UHY VOCATION HK CPA LIMITED

Hong Kong, the People’s Republic of China,
June 24, 2011, except for Note 21 and 22 as to which the date is December 7, 2011

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(IN US DOLLARS)

	December 31,
	2010 (as restated)	2009
Assets
Current assets
Cash	$88,532,472	$23,343,469
Accounts receivable, net	12,841,108	—
Cost and estimated earnings in excess of billings on contracts in progress	834,909	2,211,411
Inventories	202,213	429,226
Other receivables	1,246	312
Total current assets	102,411,948	25,984,418
Other assets
Prepaid dredger deposits	14,764,074	2,197,158
Security deposits	21,454,545	8,422,440
Property, plant and equipment, net	40,604,784	43,511,237
Total other assets	76,823,403	54,130,835
Total assets	$179,235,351	$80,115,253
Liabilities and equity
Liabilities
Current liabilities
Term loans	$—	$7,030,906
Accounts payable	4,487,373	—
Income tax payable	4,833,193	2,042,047
Accrued liabilities and other payables	2,589,510	209,680
Total current liabilities	11,910,076	9,282,633
Non-current liabilities
Term loan, net of current portion	—	3,295,738
Contingent liability for a variable number of shares	14,101,247	—
Derivative liability	1,517,748	—
Total non-current liabilities	15,618,995	3,295,738
Total liabilities	27,529,071	12,578,371
Class A Preferred Shares, no par value; 25,000,000 shares authorized; 10,012,987 shares issued and outstanding (liquidation preference $50,064,935, less $12,712,615 discount) as of December 31, 2010 and 0 shares issued and outstanding as of December 31, 2009	43,929,923	—
Shareholders’ equity
Ordinary shares, 225,000,000 shares authorized with no par value; 52,677,323 shares issued and outstanding as of December 31, 2010 and 52,177,323 issued and outstanding as of December 31, 2009	—	—
Statutory reserves	10,295,279	4,888,018
Additional paid-in capital	79.185,284	29,002,371
Retained earnings	13,392,884	43,946,972
Accumulated other comprehensive income	4,902,910	682,256
Subscription receivable	—	(10,982,735)
Total shareholders’ equity	107,776,357	67,536,882
Total liabilities and equity	$179,235,351	$80,115,253

See accompanying notes to the consolidated financial statements.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(IN US DOLLARS, EXCEPT SHARE AMOUNTS)

	For the Years Ended December 31,		For the period from January 8, 2008 (Inception) to December 31,
	2010 (as restated)	2009	2008
Contract revenue	$131,405,665	$80,333,891	$54,480,271
Cost of contract revenue, includes depreciation of $5,037,318, $4,951,518 and $3,686,503 for the years ended December 31, 2010 and 2009 and for the period from January 8, 2008 (Inception) to December 31, 2008, respectively	(58,723,528)	(38,715,490)	(25,424,227)
Gross profit	72,682,137	41,618,401	29,056,044
General and administrative expenses	(7,159,793)	(2,531,132)	(2,152,575)
Income from operations	65,522,344	39,087,269	26,903,469
Other income (expense):
Interest income	123,536	29,833	43,172
Loss on derivative	(11,298)	-	-
Interest expenses	(843,995)	(755,853)	(179,504)
Sundry income	89	—	—
Total other income (expense)	(731,668)	(726,020)	(136,332)
Income before income taxes	64,790,676	38,361,249	26,767,137
Income tax expense	(16,556,396)	(9,596,651)	(6,696,745)
Net income	48,234,280	28,764,598	20,070,392
Accretion of discount on Class A Preferred Shares	(22,293,720)	—	—
Net income attributable to ordinary shareholders	$25,940,560	$28,764,598	$20,070,392
Earnings per ordinary share
- Basic	$0.50	$0.55	$0.38
- Diluted	$0.50	$0.55	$0.38
Weighted average number of ordinary shares outstanding
- Basic	52,264,994	52,177,323	52,177,323
- Diluted	52,264,994	52,177,323	52,177,323

See accompanying notes to the consolidated financial statements.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY AND
COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009 AND
FOR THE PERIOD FROM JANUARY 8, 2008 (INCEPTION) TO DECEMBER 31, 2008
(IN US DOLLARS, EXCEPT SHARE AMOUNTS)

	Ordinary Shares, with no Par Value		Statutory Reserves	Additional Paid-in Capital	Retained Earnings		Accumulated Other	Total Shareholders’	Total Comprehensive
	Number of Shares	Amount	(2010 as restated)	(2010 as restated)	(2010 as restated)	Subscription Receivable	Comprehensive Income	Equity (2010 as restated)	Income (2010 as restated)
Balance as of January 8, 2008	—	$—	$—	$—	$—	$—	$—	$—	$—
Capital contributed by owners	—	—	—	8,501,266	—	—	—	8,501,266	—
Recapitalization	52,177,323	—	—	—	—	—	—	—	—
Net income	—	—	—	—	20,070,392	—	—	20,070,392	20,070,392
Transfer to statutory reserves	—	—	2,009,023	—	(2,009,023)	—	—	—	—
Foreign currency translation gain	—	—	—	—	—	—	685,244	685,244	685,244
Balance as of December 31, 2008	52,177,323	$—	$2,009,023	$8,501,266	$18,061,369	$—	$685,244	$29,256,902	$20,755,636
Capital contributed by owners	—	—	—	20,501,105	—	—	—	20,501,105	—
Subscription receivable	—	—	—	—	—	(10,982,735)	—	(10,982,735)	—
Net income	—	—	—	—	28,764,598	—	—	28,764,598	28,764,598
Transfer to statutory reserves	—	—	2,878,995	—	(2,878,995)	—	—	—	—
Foreign currency translation gain	—	—	—	—	—	—	(2,988)	(2,988)	(2,988)
Balance as of December 31, 2009	52,177,323	$—	$4,888,018	$29,002,371	$43,946,972	$(10,982,735)	$682,256	$67,536,882	$28,761,610
Shares issued:
October 27, 2010 (reverse merger)	500,000	—	—	—	—	—	—	—	—

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY AND
COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009 AND
FOR THE PERIOD FROM JANUARY 8, 2008 (INCEPTION) TO DECEMBER 31, 2008 (continued)
(IN US DOLLARS, EXCEPT SHARE AMOUNTS)

	Ordinary Shares, with no Par Value			Additional			Accumulated other	Total	Total
	Number of Shares	Amount	Statutory reserves	paid-in capital	Retained earnings	Subscription receivable	comprehensive income	shareholders’ equity	comprehensive income
Contribution of dividends from Wonder Dredging’s shareholders generated by Fujian Service through March 31, 2010. Applied first as payment of subscription receivable, netted of the registered capital of Fujian Service of $29,002,371	—	—	—	22,085,016	—	—	—	22,085,016	—
Contribution of shareholders’ loans and net assets into statutory reserves and equity upon acquisition of interest in Wonder Dredging	—	—	—	18,019,636	—	—	—	18,019,636	—
Capital contributed in Wonder Dredging	—	—	—	878,876	—	—	—	878,876	—
Subscription receivable	—	—	—	—	—	10,982,735	—	10,982,735	—
Net income	—	—	—	—	48,234,280	—	—	48,234,280	48,234,280
Transfer to statutory reserves	—	—	5,407,261	—	(5,407,261)	—	—	—	—
Dividend – contributed back in a non-cash transaction (See above)	—	—	—	—	(51,087,387)	—	—	(51,087,387)	—
Allocation of Preferred Share proceeds to beneficial conversion feature				9,199,385				9,199,385
Accretion of Class A Preferred Shares discount	—	—	—	—	(22,293,720)	—	—	(22,293,720)	—
Foreign currency translation gain	—	—	—	—	—	—	4,220,654	4,220,654	4,220,654
Balances as of December 31, 2010 (as restated)	52,677,323	$—	$10,295,279	$79,185,284	$13,392,884	$—	$4,902,910	$107,776,357	$52,454,934

See accompanying notes to the consolidated financial statements.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN US DOLLARS)

	For the Years Ended December 31,		For the period from January 8, 2008 (Inception) to December 31,
	2010 (as restated)	2009	2008
Cash flows from operating activities:
Net income	$48,234,280	$28,764,598	$20,070,392
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	5,038,074	4,952,236	3,686,744
Loss on derivative	11,298	—	—
Changes in operating assets and liabilities:
Accounts receivable, net	(12,536,435)	—	—
Cost and estimated earnings in excess of billings on contracts in progress	1,418,098	(2,210,343)	—
Other receivables	(905)	(311)	—
Inventories	236,039	(429,018)	—
Accounts payable	4,380,904	—	—
Income tax payable	2,656,355	(179,402)	2,186,909
Accrued liabilities and other payables	2,320,868	55,179	152,067
Net cash provided by operating activities	51,758,576	30,952,939	26,096,112
Cash flows from investing activities:
Deposits paid for dredgers	(12,194,972)	(2,196,096)	—
Changes in security deposits	(12,440,092)	—	(8,291,156)
Purchase of property, plant and equipment	(329,951)	—	(33,768,198)
Net cash used in investing activities	(24,965,015)	(2,196,096)	(42,059,354)
Cash flows from financing activities:
Repayment of term loans	(21,818,236)	(1,830,080)	—
Proceeds from term loans	11,389,859	3,367,348	8,651,641
Payment of dredger payable	—	(17,838,704)	—
Proceeds from share issue	46,443,286	—	—
Capital contributions from capital issue to Wonder Dredging/Fujian Service	878,876	9,516,419	8,651,641
Net cash provided by/(used in) financing activities	36,893,785	(6,785,017)	17,303,282
Net increase in cash	63,687,346	21,971,826	1,340,040
Effect of exchange rate changes on cash	1,501,657	9,501	22,102
Cash at beginning of year/period	23,343,469	1,362,142	—
Cash at end of year/period	$88,532,472	$23,343,469	$1,362,142
Supplemental disclosures of cash flow information
Cash paid:
Interest paid	$871,794	$753,776	$154,451
Income tax paid	$13,900,042	$9,776,053	$4,509,836
Supplemental disclosures of non-cash transactions:
Accretion of discount on Class A Preferred Shares	$22,293,720	$—	$—
Purchases of property, plant and equipment with issuance of debt	$—	$—	$17,569,133

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

On May 26, 2010, the Company was recapitalized by increasing its number of authorized shares, changing its par value and by issuing 52,072,968 ordinary shares (after giving effect of the recapitalization as described below) to the three founding shareholders, Mars, Venus and Saturn, and four new shareholders (collectively “New Shareholders”), Regent Fill Investment Group Limited (“Regent Fill”), Poying Holdings Limited (“Poying”), Jianliang Yu and Nan Ding.  At the time of recapitalization, the Company had not commenced operations and had no assets.

Pursuant to a unanimous resolution of the Company’s board of directors, the Company’s Memorandum and Articles of Association (“M&A”) was amended as of October 25, 2010 to increase its maximum number of authorised shares from 50,000 ordinary shares of one class with a par value of $1.00 each to a maximum 250,000,000 shares of no par value divided into two classes of shares:  (i) 225,000,000 ordinary shares and 25,000,000 Class A Preferred Shares.  The Company’s recapitalization was consummated on October 25, 2010, however, retroactively applied to reflect the recapitalized shares.  On October 27, 2010, the Company entered into a merger with Chardan Acquisition Corp. (“CAC”), a BVI company (the “Merger”).  The Company was the surviving entity in the Merger.  Pursuant to the Merger Agreement, the shareholders of CAC received 500,000 of the Company’s ordinary shares.  Following the recapitalization and reverse merger, the number and percentage of issued shares was distributed among shareholders as follows:

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

During October through December, 2010, the Company completed multiple closings of a private placement of 10,012,987 shares of its Class A Preferred Shares (no par value) for gross proceeds of $50.06 million. Under the terms of the Securities Purchase Agreement, up to a total of 15,000,000 Class A Preferred Shares may be sold by the Company (the “Offering”). Net proceeds to the Company of the Offering, after deducting offering expenses of $3.61 million were $46.45 million. For these proceeds, the investors also received the right to up to 15,000,000 additional shares from the Company’s principal shareholder if the Company fails to meet certain net income thresholds. See Note 13 for a description of the rights and privileges of Class A Preferred Shares.

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

The VIE Agreements include:

1)
Management Agreement — Fujian WangGang has the exclusive right to manage, operate and control the business operations of Fujian Service, including, but not limited to, establishing and implementing policies for management, using all of the assets of Fujian Service, appointing Fujian Service’s directors and senior management, directing Fujian Service to enter into loan agreement, making administrative decisions regarding employee wages or hiring and firing employees and other actions customarily associated with Fujian Service’s senior management.  As consideration for its business management services, Fujian WangGang has agreed to pay to Fujian Service an annual fee of approximately $149,000 (RMB1 million), and Fujian Service will pay to Fujian WangGang 100% of the net profits of Fujian Service.  The Management Agreement terminates upon the earlier of (i) Fujian WangGang’s exercise in full of the option to purchase the equity interests of Fujian Service, pursuant to the Exclusive Option Agreement, and Fujian WangGang and/or its designees individually or jointly own all of the equity interests in Fujian Service, or (ii) June 30, 2030, subject to the right of Fujian WangGang to renew the term of the Management Agreement for additional consecutive 20-year periods.

2)
Exclusive Option Agreement — Fujian WangGang has the exclusive right to purchase up to all of the equity interest in Fujian Service that is held by Wonder Dredging, to the extent allowed under the current PRC law.  Accordingly, if and when the current limitations on direct ownership of Fujian Service by Fujian WangGang are eased or ceased, Fujian WangGang may exercise its option to purchase and directly own the equity interests of Fujian Service.  The purchase price for the equity interest in Fujian Service held by Wonder Dredging would be equivalent to the net asset value reflected in Fujian Service’s then current quarterly report prepared according to U.S. GAAP.  The term of the Exclusive Option Agreement is 20 years, which term continuously renews unless the option is exercised in full or the agreement is otherwise terminated by the parties.  The agreement also provides that upon consummation of the exercise of the option, Wonder Dredging will contribute, without additional consideration, any funds actually received by it from Fujian WangGang for the transfer of its equity interest in Fujian Service to Fujian WangGang.  The agreement further provides that, as of the date of the agreement, Fujian WangGang is entitled to all the future payments by Fujian Service to Wonder Dredging, together with all the profits of Fujian Service.

3)
Equity Interest Pledge Agreement — To ensure that Fujian Service and its shareholders perform their obligations under the Exclusive Option Agreement, the Management Agreement, and a letter of undertaking whereby Wonder Dredging waived its right to receive a dividend of approximately $51.1 million declared by Fujian Service in May 2010, the owners of 100% of the equity interests in Fujian Service, pledged their entire interest in Wonder Dredging to Fujian WangGang.  The Equity Interest Pledge Agreement terminates upon the earlier of (i) the purchase of the entire equity interest in Fujian Service by Fujian WangGang or (ii) June 30, 2030, subject to the right of Fujian WangGang to renew the term of the Equity Interest Pledge Agreement for additional consecutive 20 year periods.

4)
Powers of Attorney — Wonder Dredging executed irrevocable power of attorney granting to Fujian WangGang or its designees the power to vote, pledge or dispose of all equity interests in Fujian Service that Wonder Dredging holds. Additionally, the powers of attorney allow Fujian WangGang or its designees to sign and carry out the intentions of the Management Agreement, the Equity Pledge Agreement and the Exclusive Option Agreement. At the same time, the owners of the equity interests in Wonder Dredging executed powers of attorney granting to Fujian WangGang or its designees the power to vote, pledge, or dispose of all equity interests in Wonder Dredging, and to appoint directors and senior management of Wonder Dredging.

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

Fujian Service, which is the operating entity with RMB200,000,000 ($29,002,371 at December 31, 2010) registered capital, was incorporated on January 8, 2008.  Fujian Service was originally owned by two individuals, Qing Lin and Panxing Zhuo, with holdings of 91% and 9%, respectively, of the total ownership.  Qing Lin and Panxing Zhuo held their ownership interests in Fujian Service as the representatives of the family under an agreement that gave Xinrong Zhuo the exclusive right to make executive decisions and manage Fujian Service.

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

On June 29, 2010, Fujian WangGang acquired a 50% ownership interest in Fujian Service from Wonder Dredging by committing to invest, as a capital contribution, $23,602,460 (RMB158,597,183) into Fujian Service.  This reduced Wonder Dredging’s ownership interest in Fujian Service to 50%.

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

According to the “Ordinance of Ship Registration of People’s Republic of China” and other relevant regulations, the maximum shareholding by foreign sources of capital in an entity operating in the PRC cannot exceed 50%.  Also no operating entity’s vessels are entitled to be registered as Chinese ships if foreign-owners hold more that 50% of the equity interest in the operating entity.  The Company’s management believes the corporate structure now in effect and set forth above permits Fujian Service to operate in the PRC and conduct its dredging contracts operations in compliance with PRC law.

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

Management determined that the VIE Agreements constituted a combination of entities under common control, because the Company’s Chief Executive Officer, Mr. Xinrong Zhuo, controlled China Dredging and its subsidiary Fujian WangGang, as the 90% owner of the Company when the Company incepted, and then diluted to 88.27% after new shareholders acquired the Company’s ordinary shares in May 2010, and also had the right to make all executive and management decisions for Wonder Dredging and its subsidiary Fujian Service through an agreement with the legal owners, his brother-in-law and father, that predated the formation of Fujian Service.  Under the agreement, Mr. Qing Lin and Mr. Panxing Zhuo, who hold 100% equity interests in Wonder Dredging collectively and own 50% equity interests in Fujian Service indirectly, hold those interests as representatives of the family.

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

The following table shows the assets and liabilities of Wonder Dredging and Fujian Service after eliminating the intercompany balances as of December 31, 2010:

	Wonder Dredging	Fujian Service
ASSETS
Cash and cash equivalents	$909,353	$60,555,411
Accounts receivable, net	—	12,841,108
Cost and estimated earnings in excess of billings on contracts in progress	—	834,909
Other current assets	—	203,337
Property, plant and equipment, net	—	40,604,784
Prepaid dredger deposits	—	14,764,074
Security deposits	—	21,454,545
	$909,353	$151,258,168
LIABILITIES
Accounts payable	$—	$4,487,373
Income tax payable	—	4,833,193
Accrued liabilities and other payables	5,911	2,398,015
	$5,911	$11,718,581

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

	Year Ended December 31, 2010
	Wonder Dredging	Fujian Service
Contract revenue	$—	$131,405,665
Cost of contract revenue	$—	$(58,723,528)
Net (loss)/income attributable to the Company	$(5,515)	$49,678,234

The following table shows the condensed cash flow activities of Wonder Dredging and Fujian Service for the year ended December 31, 2010:

	Wonder Dredging	Fujian Service
Net cash provided by operating activities	$396	$52,999,859
Net cash provided by/(used in) investing activities	878,876	(30,305,428)
Net cash provided by financing activities	—	13,174,083
Net increase in cash	879,272	35,868,514
Effect on change of exchange rates	30,081	1,343,428
Cash at the beginning of the year	—	23,343,469
Cash at the end of the year	$909,353	$60,555,411

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

(d) Foreign currency translation

Assets and liabilities of foreign subsidiaries are translated at the rate of exchange in effect on the balance sheet date; income and expenses are translated at the average rate of exchange prevailing during the period.  The related transaction adjustments are reflected in “Accumulated other comprehensive income/(loss)” in the equity section of the Company’s consolidated balance sheet.  A summary of exchange rate is as follows:

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

(f) Accounts receivable, net

Accounts receivable represent billed under the terms of contracts with customers. There is no amount related to retainage. The Group anticipates collection of all the outstanding balances within 10 to 15 days after completion reports of the contracts are issued. The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing receivable. The Group provides an allowance for estimated uncollectible receivables when events or conditions indicate that amounts outstanding are not recoverable. Outstanding account balances are reviewed individually for collectability. Based on the Group’s assessment of collectability, there has been no allowance for doubtful accounts recognized for the years ended December 31, 2010 and 2009 and for the period from January 8, 2008 (Inception) to December 31, 2008.

(g) Cost and estimated earnings in excess of billings on contracts in progress

Cost and estimated earnings in excess of billings represent amounts of revenue earned under contracts in progress but not billed at the balance sheet date.  These amounts become billable according to the contract terms, which usually consider passage of time, and/or completion of the project.  As of December 31, 2010 and 2009, cost and estimated earnings in excess of billings on contracts in progress were $834,909 and $2,211,411, respectively.

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

(k) Fair value measurements

In April 2009, the FASB issued ASC 820-10-65-4 (formerly FSP No. 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”).  This standard emphasizes that even if there has been a significant decrease in the volume and level of activity, the objective of a fair value measurement remains the same.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants.  This standard provides a number of factors to consider when evaluating whether there has been a significant decrease in the volume and level of activity for an asset or liability in relation to normal market activity.  In addition, when transactions or quoted prices are not considered orderly, adjustments to those prices based on the weight of available information may be needed to determine the appropriate fair value.  This standard is effective for interim and annual reporting periods ending after June 15, 2009, and is applied prospectively.  Early adoption is permitted for periods ending after March 15, 2009.  The adoption of this standard did not have a material effect on the consolidated financial statements.

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update “ASU 2010-06” “Fair Value Measurements and Disclosures.” The new guidance clarifies two existing disclosure requirements and requires two new disclosures as follows:  (1) a “gross” presentation of activities (purchases, sales, and settlements) within the Level 3 roll forward reconciliation, which will replace the “net” presentation format; and (2) detailed disclosures about the transfers in and out of Level 1 and 2 measurements.  This guidance is effective for the first interim or annual reporting period beginning after December 15, 2009, except for the gross presentation of the Level 3 roll forward information, which is required for annual reporting periods beginning after December 15, 2010, and for interim reporting periods thereafter.  The Company adopted the amended fair value disclosures guidance on January 1, 2010, except for the gross presentation of the Level 3 roll forward information, which the Company is not required to adopt until January 1, 2011.

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

As of December 31, 2010 and 2009, the Group’s management has evaluated all such proceedings and claims.  In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Group’s financial position, liquidity or results of operations.

(p) Economic and political risks

The Group’s operations are conducted in the PRC.  Accordingly, the Group’s business, financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC, and by the general state of the PRC economy.

The Group’s operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe.  These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange.  The Group’s results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances aboard, and rates and methods of taxation, among other things.

(q) Pension and employee benefits

Full time employees of the Group participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees.  PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries.  Cost for pension and employee benefits of the Group was $39,888, $34,618 and $19,856 for the years ended December 31, 2010 and 2009 and for the period from January 8, 2008 (Inception) to December 31, 2008, respectively.

(r) Segment information

ASC 280 “Segment reporting” establishes standards for reporting information on operating segments in interim and annual financial statements.  The Group has only one segment, all of the Group’s operations and customers are in the PRC and all income are derived from the services of dredging.  Accordingly, no line of business or geographic information is presented.

(s) Escrow shares, embedded derivative and preferred shares discount

 On October 29, 2010, the Company’s controlling shareholder, a company controlled by Mr. Xinrong Zhuo, the Company’s Chairman of the Board of Directors and Chief Executive Officer, placed into escrow 15,000,000 of the Company’s ordinary shares (the “Make-Good Escrow”), pursuant to a securities escrow agreement, for the purpose of providing protection to the investors in the 2010 Private Placement in the event the Company does not achieve certain net income thresholds for the years ended 2010 and 2011. If the Company were not to achieve the thresholds set forth below, holders of the preferred shares would receive additional shares from the Make-Good Escrow, up to the full number of shares held in the Make-Good Escrow. The number of additional shares that may be released to investors in the 2010 Private Placement if the Company fails to meet the Adjusted Net Income targets set forth below is equal to: (Original Invested Shares * (Target EPS/Actual EPS)) — Original Invested Shares. “Actual EPS” means the Adjusted Net Income for fiscal year 2010 or 2011, as applicable, divided by the number of the Company’s fully diluted outstanding shares. “Target EPS” means the performance threshold for the applicable year divided by the number of the Company’s fully diluted outstanding shares. Adjusted Net Income means after-tax net income based on U.S. GAAP, adjusted to exclude (i) non-cash charges associated with the Merger, the 2010 Private Placement and a public offering or other financing by the Company, (ii) expenses related to the release of the escrow shares, and (iii) expenses related to implementation of any of the agreements related to the 2010 Private Placement. Adjusted Net Income for 2010 is calculated by adding the Adjusted Net Income of Fujian Service for the six months ended June 30, 2010 and the Company’s Adjusted Net Income on a consolidated basis for the six months ended December 31, 2010. The pro-rata right to receive shares issuable pursuant to the Make-Good Escrow is based upon the initial preferred shares issued to investors. Shares not distributed from the Make-Good Escrow will be returned to the shareholder that contributed them. The Adjusted Net Income targets for the 2010 and 2011 fiscal years are $48.1 million and $87.0 million, respectively. Adjusted Net Income is net income excluding non-cash charges incurred as a result of the financing transaction, including without limitation, as a result of the issuance and/or conversion of the preferred shares, or as a result of the issuance of warrants to any placement agent and its designees in connection with another financing transaction. For 2010, Adjusted Net Income was determined as follows:

Net Income	$48,234,280
Add:
Loss on derivative	11,298

Adjusted Net Income	$48,245,578

The Company has already achieved the Target EPS for 2010 and believes that it will have sufficient Actual EPS in 2011 such that most, if not all, of the escrow shares will be released back to the shareholder. If the Company does achieve sufficient Actual EPS for 2011 and releases the escrow shares back to the shareholder, the Company does not believe the fair value of the escrow shares should be recognized as compensation or an expense. According to SEC Staff Announcement Topic No. D-110 (ASC 718-10-S99-2), to overcome the presumption that the release of shares are compensatory, the Company is required to “consider the substance of the arrangement, including whether the arrangement was entered into for purposes unrelated to, and not contingent upon, continued employment. For example, as a condition of a financing transaction, investors may request that specific significant shareholders, who also may be officers or directors, participate in an escrowed share arrangement. If the escrowed shares will be released or canceled without regard to continued employment, specific facts and circumstances may indicate that the arrangement is in substance an inducement made to facilitate the transaction on behalf of the Company, rather than as compensatory. In such cases, the SEC staff generally believes that the arrangement should be recognized and measured according to its nature and reflected as a reduction of the proceeds allocated to the newly-issued securities.”

The Make-Good Escrow was not entered into for purposes related to, or contingent upon, continued employment of the key executive. The sole reason for the Company and Mr. Zhuo’s company to enter into the escrow arrangement was to induce the 2010 Private Placement investors to close the financing transaction. The Make-Good Escrow must still comply with ASC 225-10-S99-3 through S99-4 and reflect the rights granted by Mr. Zhuo to the investors personally as being rights given to the investors by the Company. Therefore, the Company believes the proceeds of the 2010 Private Placement should be treated as being received for a combination of the preferred shares issued to the investors and the contingent right to a variable number of ordinary shares under the Make-Good Escrow. The Company further believes this requires that the 2010 Private Placement proceeds be allocated first to the contingent right to a variable number of shares based on the estimated fair value of that right, with the remaining proceeds allocated to the preferred shares. In effect, Mr. Zhuo’s company would be treated as having contributed, to the Company, a contingent right to a variable number of shares while the Company is treated as having sold an identical right to the 2010 Private Placement investors. Pursuant to ASC 480-10-25-14, the Company’s contingent obligation to deliver a variable number shares sold to the investors is recorded as a liability. It was initially recorded at its $14,101,247 estimated fair value.  The effective right to receive an equal number of shares from Mr. Zhuo is not an asset but instead represents a potential future capital contribution.

Prospectively, the Company will adjust the liability for the contingent obligation to deliver a variable number of shares to its estimated fair value at each balance sheet date. Changes to the liability will be recorded as gains or losses in the determination of net income. Upon settlement (or cancellation if the Company meets the Target EPS for 2011) the liability will first be adjusted to the fair value of the shares actually delivered. Any difference between that amount, and the amount previously recorded, will be reflected as a gain or loss in the determination of net income. The liability will then be eliminated with a corresponding increase in additional paid-in capital reflecting the fact that Mr. Zhuo will be providing the shares to the investors for settlement.

As discussed in Note 13, the holders of the preferred shares have the right to receive 20% of the $5.00 purchase price on the second anniversary of issuance if not yet converted. Substantially, this is the right to $1.00 per share if the Company fails to have the ordinary shares underlying the preferred shares both successfully registered with the SEC and listed on a suitable exchange by October 2012. The Company has determined that this contingent right of the holders of the preferred shares is an embedded derivative financial instrument which must, for financial reporting purposes, be separated from the host instrument (i.e., from the preferred shares) and treated as a separate instrument. Proceeds of the 2010 Private Placement were allocated to the derivative liability in an amount equal to its estimated fair value. Prospectively, the derivative liability will be adjusted to its estimated fair value at each balance sheet date with changes in its fair value recorded in the Company’s statements of operations.

There were no readily ascertainable market prices for the ordinary shares or the rights that investors hold under the Make-Good Escrow. The Company estimated the fair value of obligation under the Make-Good Escrow by using a Monte Carlo valuation model using as variables 1) gross margin on dredgers within the range of historical experience, 2) the addition of new dredgers within a range bounded by new lease opportunities known at the time of the 2010 Private Placement and resources of the company available at the time of the 2010 Private Placement to secure additional leased vessels during 2011, 3) revenue for both existing dredgers and potential new dredgers within a range bounded by historical experience and existing backlog, 4) RMB/USD exchange rates within a range consistent with PRC government guidance available at the time of the 2010 Private Placement, 5) sales, general and administrative expenses as a percentage of revenue within parameters known at the time of the 2010 Private Placement. The result was an expected escrow share issuance of 3,234,231 shares. That number of expected shares was then multiplied by the $4.36 estimated fair value of each share, determined as discussed below, to produce the estimated $14,101,247 fair value of Make-Good Escrow obligation. There was only a short period of time from the final closing of the 2010 Private Placement (December 21, 2010) until December 31, 2010, and the 2010 Private Placement closed on various dates in the fourth quarter of 2010 all at the same price. The Company believes that no material information was available at December 31, 2010 that was not available throughout the 2010 Private Placement. Accordingly, the Company does not believe the value of the Make-Good Escrow obligation changed materially during the period. The estimation of the fair value of the Make-Good Escrow obligation is based on level 3 inputs.

The Company has estimated the value of the embedded derivative based on the $10,012,987 proceeds that would be paid, discounted at an interest rate of 9.0% and multiplied by 18%, representing the probability, viewed from the time of the 2010 Private Placement, that the underlying ordinary shares would not be registered and listed. The Company believes the 9.0% interest rate, which is consistent with then-effective high-yield rates in US markets, is appropriate for debt in such amount at the parent-company level that is unsecured, illiquid and structurally subordinated to creditor claims at the operating companies (the locus of substantially all of the Company’s assets).  The probability of the Company not being registered and listed by October 2012 was estimated to be the same as the actual percentage of all Form F-1 filers in 2009 and 2010 failing to achieve effectiveness of their registration statements.  However, the Company’s actual probability of success could differ from that of companies who filed registration statements during the reference period, or an actual market participant could take a different view. The Company believes that, in its case, once its registration statement becomes effective, all other requirements to achieve a national exchange listing would be satisfied or within its control, which would is sufficient to extinguish the embedded derivative.  While listing requirements relating to market capitalization are not directly in the Company’s control, the Company should have sufficient market capitalization based on its cash alone to meet requisite listing standards.  Even under the lowest 1% tail scenario of the Monte Carlo valuation model discussed above, the Company would have positive net income which should not detract from the value of the cash in determining market capitalization.

The embedded derivative is part of the preferred shares and was entered into as an inducement to the 2010 Private Placement investors to purchase the preferred shares. It is not used for hedging purposes. The estimate of the embedded derivative’s fair value is based on “level 3” inputs, meaning unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The embedded derivative, and the obligation under the Make-Good Escrow are the only instruments held by the Company that is carried at fair value estimated using level 3 inputs. The changes in the carrying value of the level 3 instruments during the year ended December 31, 2010 was as follows:

Liability balance December 31, 2009	$-
Additional liabilities entered into – 2010	15,607,697
Increase in liability fair value – 2010	11,298
Liability balance – December 31, 2010	$15,618,995

The amounts in the above table have been restated from the amounts shown in the financial statements included with the Company’s Form F-1 filed with the SEC on December 7, 2011, which included only the amounts for the embedded derivative and excluded the Make-Good Escrow obligation.

Reducing the gross proceeds of the 2010 Private Placement by the $14,101,247 allocated to the contingent right to shares pursuant to the Make-Good Escrow and  $1,506,450 to the embedded derivative resulted in $34,457,238 being initially allocated to the 10,012,987 preferred shares. This amount was reduced by the $3,621,649 of offering costs relating to the 2010 Private Placement resulting in $30,835,589 initially allocated to the preferred shares.  At December 31, 2010, the derivative liability was increased by an additional $11,298 to its estimated fair value of $1,517,748. This resulted in a total derivative loss of $11,298 for the year ended December 31, 2010 as shown on the Company’s statements of operations. The 10,012,987 preferred shares are convertible into an equal number of ordinary shares which for which a fair value was estimated to determine if the preferred shares contained a beneficial conversion feature.

The Company calculated an estimated the fair value of its ordinary shares by applying to its trailing earnings the price-earnings ratio equal to the average price-earnings ratio of the only two other public companies (as of fourth quarter 2010) in the dredging industry, the peer companies, after making the adjustments described below. The peer companies, whose trailing price-earnings ratios averaged 10.5, are domiciled in developed countries, specifically the Netherlands and the United States, no single shareholder or group controls the peer companies and their shares are liquid and actively traded.  To adjust the price-earnings ratio for the peer companies for differences in the Company’s circumstances, the Company applied two discount factors.  The first was a 24.5% discount to reflect the market discount applicable to Chinese companies of scale consistent with that of the Company. The Company determined this discount by calculating the average price-earnings ratio of the 34 U.S.-listed Chinese companies with market capitalizations between $100 million and $400 million and positive 1-year trailing earnings and comparing it with the average price earnings ratio of the S&P 500 over the time period when the 2010 Private Placement occurred.  The Company then applied an additional 40% discount to reflect the lack of marketability and control of the Company as compared with public companies generally. The lack of marketability was based on the fact that none of the Company’s shares were registered and there was no ready market for the shares.  The size of the discount needed for lack of marketability was limited by the fact that the Company was a public company through its reverse merger with Chardan Acquisition Corp. and had plans and a clear intention to register its shares and list on an exchange. The control element of the discount was necessary because a majority of the Company’s voting shares are controlled by Mr. Xingrong Zhuo and would continue to be controlled by him based on the Monte Carlo simulation of the shares to be transferred from the Make-Good Escrow.

The result of applying these two discounts in sequence to the 10.5 average for the peer companies was to lower the price-earnings ratio used to compute the Company’s per share value to 4.8.  Noting that the Company had no debt, the Company multiplied the 4.8 price-earnings ratio to the projected 2010 net income of $48.4 million disclosed to investors in the 2010 Private Placement to calculate an equity value of $229.8 million.  This calculated equity value was divided by the number of outstanding ordinary shares, before giving effect to the 2010 Private Placement, and yielded a value per ordinary share of $4.36. This estimate is subject to considerable uncertainty and it is likely that if ordinary shares had been sold separately at the time of the 2010 Private Placement they would have sold for amounts different than $4.36 and such differences could have been material. There were only two peer companies, and the Company’s determination to use a 40% discount for lack of marketability and control is subjective and potentially at the higher end of ranges that may be regarded as typical for such discounts.

The $43,929,923 estimated fair value of the ordinary shares into which the preferred shares would convert exceeded the $34,457,238 of gross proceeds allocated, as described above, to the preferred shares by $9,199,385. The Company consequently concluded that this was a “beneficial conversion feature” as described in ASC 470-20-25. This beneficial conversion feature resulted in the allocation of $9,199,385 additional proceeds of the 2010 Private Placement to the beneficial conversion feature (recorded in additional paid-in capital) leaving $21,636,203 as the allocation of proceeds to the preferred shares ($25,257,852 gross less $3,621,649 offering costs), representing a discount of $28,428,732 compared to the liquidation preference of $50,064,935. Because the holders of the preferred shares had the immediate right to convert the shares to ordinary shares, the $22,020,420 portion of the discount representing the excess of the estimated fair value of the underlying shares over the net proceeds allocated to the preferred shares was immediately recorded as accretion of preferred share discount in accordance with ASC 470-20-35-7b. This accretion did not affect net income, but resulted in a reduction of net income attributable to ordinary shareholders, which ultimately reduced earnings per share. The accretion reduced retained earnings and increased the preferred share account.

The $43,656,623 balance of the preferred shares, after being increased by the immediate accretion, represented a discount of $6,408,312 from the preferred shares’ $50,064,935 liquidation preference/contingent redemption price. This discount is accreted over the two year period until redemption can potentially occur. In accordance with ASC 470-25-35-7b, the accretion for each quarter is the amount necessary such that the cumulative accretion of the discount reflect the greater of the amount accreted under the interest (“effective yield”) method and the amount that would be realized by the holders of the preferred shares were they to convert on the balance sheet date at the estimated fair value of the ordinary shares into which they would convert. The accretion has no effect on net income but is recorded as a reduction of net income attributable to ordinary shareholders, which reduces earnings per share.

The additional reduction of net income attributable to ordinary shareholders for 2010 due to accretion of the preferred share discount was $273,300 occurring entirely in the fourth quarter.  This was based on interest method accretion.

(t) Shares and Additional Paid-in Capital

The Company’s shares have no par value. BVI law permits the Board of Directors to pay dividends if 1) in its judgment doing so is in the best interest of the Company and 2) if the Company would remain solvent as defined under BVI law. The Company records the net amounts received for the issuance of preferred shares, to the extent allocable to the preferred shares under U.S. GAAP, in the preferred shares account so that it properly reflects the discount from shares’ liquidation preference. The Company further adds any amounts that are required under U.S. GAAP for accretion of the discount or other reasons. In the case of the preferred shares issued in 2010 Private Placement, this required $21,626,203 to be initially recorded as preferred shares, with the December 31, 2010 balance adjusted to $43,929,923. Other capital contributions, irrespective of whether they are for the issuance of shares, are recorded in the additional paid-in capital account. The balance sheet account for no par ordinary shares is kept at zero.

Pursuant to this policy, capital contributions of $8,501,266, received in 2008 for registered capital in Fujian Service has been reclassified from ordinary shares to additional paid-in capital for all periods presented. As a result ordinary shares at December 31, 2009, previously reported as $8,501,266, has been reported as zero and additional paid-in capital at December 31, 2009, previously reported as $20,501,105, has been reported as $29,002,371.

(u) Earnings per ordinary share

Earnings per ordinary share (basic and diluted) is based on the net income attributable to ordinary shareholders divided by the weighted average number of ordinary shares outstanding during each period.  Ordinary share equivalents are not included in the calculation of diluted earnings per ordinary share if their effect would be anti-dilutive.  As of December 31, 2010 the weighted average outstanding ordinary share equivalents outstanding totaled 909,403 consisting of Class A Preferred Shares, all of which were anti-dilutive and, therefore, excluded in the calculation of diluted earnings per ordinary share.

(v) Recently issued accounting standards

Set forth below are recent pronouncements that have had or may have a significant effect on the Group’s consolidated financial statements.  The Group does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its financial condition, results of operations, or disclosures.

In May 2009, the FASB issued guidance within Topic 855-10 (formerly SFAS 165, “Subsequent Events”) relating to subsequent events.  This guidance establishes principles and requirements for subsequent events.  This guidance defines the period after the balance sheet date during which events or transactions that may occur would be required to be disclosed in a company’s financial statements.  Public entities are required to evaluate subsequent events through the date that financial statements are issued.  This guidance also provides guidelines in evaluating whether or not events or transactions occurring after the balance sheet date should be recognized in the financial statements.  This guidance requires disclosure of the date through which subsequent events have been evaluated.  This guidance is effective for interim and annual periods ending after June 15, 2009.  The Group has adopted this guidance as of December 31, 2009.  The adoption of this guidance did not have a material impact on the Group’s consolidated financial statements.

In June 2009, the FASB issued FASB ASC 105-10-05, 10, 15, 65, 70 (“FASB ASC 105-10-05, 10, 15, 65, 70”) (formerly FASB Statement No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles - a replacement of FASB Statement No. 162).  FASB ASC 105-10-05, 10, 15, 65, 70 establishes the FASB ASC as the source of authoritative GAAP for nongovernmental entities.  The ASC does not change GAAP, instead it takes individual pronouncements that currently comprise GAAP and reorganizes them into Topics.  Contents in each Topic are further organized by Subtopic, then Section and finally Paragraph.  The Paragraph level is the only level that contains substantive content.  Citing particular content in the ASC involves specifying the unique numeric path to the content through the Topic, Subtopic, Section and Paragraph structure.  FASB suggests that all citations begin with “FASB ASC.” FASB ASC 105-10-05, 10, 15, 65, 70 was effective for interim and annual periods ending after September 15, 2009 and did not have an impact on the Group’s consolidated financial statements.

In December 2009, the FASB issued an amendment to the accounting and disclosure requirements for the consolidation of VIEs, ASU No. 2009-17, Consolidations, Improvements to Financial Reporting by Enterprises involved with Variable Interest Entities (“ASU No. 2009-17”), to codify in ASC 810-10 the amendments to Interpretation 46R contained in Statement 167.  The amendment requires an entity to qualitatively, rather than quantitatively, assess the determination of the primary beneficiary of a VIE.  This determination should be based on whether the entity has the power to direct the activities that most significantly impact the economic performance of the VIE and the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE.  Other key changes include:  the requirement for an ongoing reconsideration of the primary beneficiary, the criteria for determining whether service provider or decision maker contracts are variable interests, the consideration of kick-out and removal rights in determining whether an entity is a VIE, the types of events that trigger the reassessment of whether an entity is a VIE and the expansion of the disclosures previously required.  The Company has assessed the terms contained in the contractual agreements among Fujian WangGang, Wonder Dredging and Fujian Service and determined that Wonder Dredging and Fujian Service are VIEs, and accordingly, consolidated them in the Group’s consolidated financial statements.  The impact of the adoption may be applied retrospectively with a cumulative-effect adjustment to retained earnings as of the beginning of the first year restated, or through a cumulative-effect adjustment on the date of adoption.  The new accounting guidance for VIEs is effective for fiscal years beginning after November 15, 2009, or January 1, 2010 for the Group.  Early adoption is prohibited.  The adoption of this standard did not have a material impact on the Group’s consolidated financial statements.

3.  CASH

Cash represents cash in bank and cash on hand.  Cash as of December 31, 2010 and 2009 was $88,532,472 and $23,343,469, respectively.  As of December 31, 2010, cash of $66,966,278 was held in Renminbi on deposit with banks located in the PRC.  Renminbi is not a freely convertible currency and the remittance of funds out of the PRC is subject to the exchange restrictions imposed by the PRC government.

Cash classified by geographical areas is set out as follows:

	2010	2009
Hong Kong	$21,566,194	$—
The PRC	66,966,278	23,343,469
	$88,532,472	$23,343,469
Maximum exposure to credit risk	$88,532,472	$23,343,469

Cash is denominated in the following currencies:

	2010	2009
USD	$27,041,216	$—
RMB	61,465,283	23,343,469
HKD	25,973	—
	$88,532,472	$23,343,469

In the PRC and Hong Kong there are currently no rules or regulations mandated on obligatory insurance of bank accounts.  Management believes these financial institutions are of high credit quality.

4.  ACCOUNTS RECEIVABLE, NET

As of December 31, 2010 and 2009, the balance of accounts receivable was $12,841,108 and zero, respectively, is set out as follows:

December 31, 2010

Name of contract		Estimated contract value	Total revenue Recognized in 2010	Amount received/billed	Accounts receivable	Status of contract (Completion %)
1.	Zhuhai Gaolan Port Dredging III*	$1,686,291	$522,002	$522,002	$—	100%
2.	Zhuhai Gaolan Port Dredging IV	2,107,863	2,123,125	2,123,125	—	100%
3.	Zhuhai Gaolan Port Dredging V	2,891,841	3,022,060	3,022,060	—	100%
4.	Zhuhai Gaolan Port Dredging VI	1,182,474	1,199,883	1,199,883	—	100%
5.	Oujiang Port Lantian Dredging II*	7,188,924	803,979	803,979	—	100%
6.	Oujiang Port Lantian Dredging III	4,233,477	4,282,649	4,282,649	—	100%
7.	Tangshan Caofeidian Dredging and Reclamation I*	9,316,017	3,269,800	3,269,800	—	100%
8.	Tangshan Caofeidian Dredging and Reclamation II*	11,123,602	3,723,230	3,723,230	—	100%
9.	Tangshan Caofeidian Dredging and Reclamation III	10,106,207	10,138,730	10,138,730	—	100%
10.	Tangshan Caofeidian Dredging and Reclamation IV	8,907,165	8,921,169	8,921,169	—	100%

11.	Tangshan Caofeidian Dredging and Reclamation V	7,965,061	8,000,862	8,000,862	—	100%
12.	Tangshan Caofeidian Dredging and Reclamation VI	1,199,041	1,265,383	1,265,383	—	100%
13.	Tangshan Caofeidian Dredging and Reclamation VII	1,370,333	1,406,454	1,406,454	—	100%
14.	Tangshan Caofeidian Dredging and Reclamation VIII	1,370,333	1,385,751	1,385,751	—	100%
15.	Tangshan Caofeidian Dredging and Reclamation IX	1,884,208	1,961,333	1,370,836	590,497	100%
16.	Tangshan Caofeidian Dredging and Reclamation X	2,226,791	2,255,933	1,619,452	636,481	100%
17.	Tangshan Caofeidian Dredging and Reclamation XI	2,226,791	2,269,310	1,619,588	649,722	100%
18.	Qinzhou Port Channel Dredging I	1,354,949	1,367,145	1,367,145	—	100%
19.	Qinzhou Port Channel Dredging II	3,240,489	3,278,074	2,356,958	921,116	100%
20.	Qinzhou Port Channel Dredging III	2,864,180	2,930,412	1,203,453	1,726,959	100%
21.	Zhanjiang Steel Base Dredging and Reclamation I	13,706,290	13,766,653	13,766,653	—	100%
22.	Zhanjiang Steel Base Dredging and Reclamation II	7,521,744	7,562,211	7,562,211	—	100%

23.	Guohua Taidian Coal Port Dredging I	1,389,859	1,400,272	1,400,272	—	100%
24.	Hainan Yangpu Port Dredging I	4,422,815	4,442,077	2,307,346	2,134,731	100%
25.	Tianjin South Port Industrial Zone Dredging and Reclamation I	6,427,075	6,439,226	6,439,226	—	100%
26.	Tianjin South Port Industrial Zone Dredging and Reclamation II	2,591,563	2,594,554	2,594,554	—	100%
27.	Tianjin South Port Industrial Zone Dredging and Reclamation III	4,804,449	4,886,953	1,770,347	3,116,606	100%
28.	Jingtang Port Channel Dredging I	4,771,315	4,825,986	4,825,986	—	100%
29.	Jingtang Port Channel Dredging II	1,363,233	1,375,678	1,375,678	—	100%
30.	Jingtang Port Channel Dredging III	1,704,041	1,718,233	1,718,233	—	100%
31.	Qingdao Port Channel Dredging I	5,773,623	5,775,020	5,775,020	—	100%
32.	Panjin Vessels Industrial Base Project I	10,720,963	10,739,467	7,674,471	3,064,996	100%
33.	Tonggu Channel, Shenzhen West Port Public Dredging and Reclamation I	932,341	936,951	936,951	—	100%
		$150,575,348	$130,590,565	$117,749,457	$12,841,108

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

December 31, 2010

Name of contract	Estimated contract value	Total revenue recognized	Amount received/billed	Cost and estimated earnings in excess of billings	Status of contract (Completion %)
Yantian Port Channel Dredging and Reclamation I	$1,867,937	$815,100	$—	$834,909	44%

December 31, 2009

Name of contract		Estimated contract value	Total revenue recognized	Amount received/billed	Cost and estimated earnings in excess of billings	Status of contract (Completion%)
1.	Zhuhai Gaolan Port Dredging I	$3,593,400	$3,562,573	$3,562,573	$—	100%
2.	Zhuhai Gaolan Port Dredging II	4,160,871	4,057,455	4,057,455	—	100%
3.	Zhuhai Gaolan Port Dredging III	1,669,034	1,184,474	834,347	350,127	71%
4.	Zhanjiang Industrial Centre Dredging and Reclamation I	2,912,024	2,839,336	2,839,336	—	100%
5.	Dalin Chandao Hulushan Dredging I	7,378,885	7,332,395	7,332,395	—	100%
6.	Dalin Chandao Hulushan Dredging II	8,608,699	8,623,406	8,623,406	—	100%
7.	Oujiang Port Lantian Dredging I	7,589,711	7,210,493	7,210,493	—	100%
8.	Oujiang Port Lantian Dredging II	7,115,354	6,336,300	5,691,971	644,329	89%
9.	Taishan Tongguhai Zone Guohuatai Dianmei Port Dredging I	674,641	674,469	674,469	—	100%
10.	Taishan Tongguhai Zone Guohuatai Dianmei Port Dredging II	3,513,755	3,383,060	3,383,060	—	100%
11.	Fangchengguang Steel Project I	19,025,519	18,357,311	18,357,311	—	100%
12.	Fangchengguang Steel Steel Project II	3,474,225	3,417,983	3,417,983	—	100%
13.	Tangshan Caofeidian Dredging and Reclamation I	9,220,678	6,028,905	5,532,167	496,738	65%
14.	Tangshan Caofeidian Dredging and Reclamation II	11,009,765	7,325,728	6,605,511	720,217	67%
		$89,946,561	$80,333,888	$78,122,477	$2,211,411

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

The Group has excluded from the backlog three one-year contracts with two of its largest customers totaling approximately $44.6 million (at closing date of December 31, 2010), which were previously reported in its backlog as of June 30, 2010.  These three contracts were formally deferred in October 2010 by mutual written agreement between the Group and its customers, but discussions were underway prior to reaching agreement on the deferral.  By mutual agreement, these three contracts were, subsequent to December 31, 2010, replaced by three other one-year contracts for which work has commenced with an aggregate contract value of approximately $61.0 million.

6.  INVENTORIES

The Group provides dredging services for its customers in the PRC.  Inventories consist of consumable parts which are used for dredging projects.  As of December 31, 2010 and 2009, the balance of inventories were $202,213 and $429,226, respectively.

7.  OTHER RECEIVABLES

Other receivables as of December 31, 2010 and 2009 consisted of the following:

	2010	2009
Social insurance prepaid for staff	$1,124	$312
Others	122	—
	$1,246	$312

Other receivables include social insurance prepaid for staff’s portion by the Group, this amount will be directly deducted from staff’s salaries and it is interest free.

8.  PREPAID DREDGER DEPOSITS AND CAPITAL COMMITMENTS

(a) Prepaid dredger deposits

Prepaid dredger deposits as of December 31, 2010 and 2009 consisted of the following:

	2010	2009
Non-related party	$2,272,727	$2,197,158
Related party	12,491,347	—
	$14,764,074	$2,197,158

 Prepaid dredger deposits represent deposits for new dredgers before delivery.  The Group paid deposits for the acquisition of two dredgers which will be used for the expansion of dredging operations.

The total expected cost of the dredger which purchased from a non-related party is $30,303,030 and it is expected to be delivered on or before May 31, 2012 (see Note 8(b)).

On January 4, 2011, Fujian Service entered into a purchase agreement with Fujian Lutong Highway Engineering Construction Co., Ltd (“Lutong Highway”), a related party of Fujian Service, for the purchase of dredger Xinggangjun 9.  The total purchase price was approximately $13.6 million (equivalent to RMB89.8 million).  In 2010, the parties expected that the transaction would be consummated, and Fujian Service paid $12.5 million to Lutong Highway as a deposit for the purchase of the dredger.  $5.2 million of the $12.5 million was reclassified from security deposits, which was the deposit previously paid to Lutong Highway to lease the dredger.  The remaining $7.3 million of the deposit was paid to Lutong Highway on November 30, 2010 in connection with the agreement to purchase the dredger, which was memorialized in a written agreement executed in January 2011.  On January 21, 2011, Fujian Service fully paid the remaining amount of $1.1 million.  Since the dredger had been hired by Fujian Service, the delivery of the dredger was effective on the date the agreement was signed.

(b) Capital commitments

The Group had the following capital commitments as of December 31, 2010:

Contracted, but not provided for:
Acquisition of dredgers, net of deposit paid	$29,149,562

On May 20, 2009, the Group entered into a dredger purchase contract with Yiyang Zhonghai Vellel LLC (“Yiyang”), a non-related party of the Group.  According to the dredger purchase contract, the Group paid a deposit of 7.5%, or $2,272,727 (RMB15,000,000), of the total purchase price on June 2, 2009.  The balance due on the dredger amounted to $28,030,303 (RMB185,000,000), payable in 4 installments:

Payment Due Date (end of month after delivery)	Payment Amount
August 31, 2012	$8,409,091
November 30, 2012	7,007,576
February 28, 2013	7,007,576
May 31, 2013	5,606,060
$28,030,303

The dredger is expected to be delivered to the Group on or before May 31, 2012.

On January 4, 2011, Fujian Service entered into a purchase agreement with Lutong Highway, a related party of Fujian Service, for the purchase of dredger Xinggangjun 9.  The total purchase price was approximately $13.6 million (equivalent to RMB89.8 million).  In 2010, the parties expected that the transaction would be consummated, and Fujian Service paid $12.5 million (including a reclassification of $5.2 million of a lease deposit) to Lutong Highway as a deposit for the purchase of the dredger.  This amount was recorded as a dredger deposit on the balance sheet as of December 31, 2010.  As of December 31, 2010, although Fujian Service intended to apply the deposit to the 2011 purchase and pay the additional consideration of $1.1 million, it was under no legal obligation to do so and could have had the deposit refunded or transferred back to the lease deposit, as applicable.  On January 21, 2011, Fujian Service fully paid the total consideration.  Since the dredger had been hired by Fujian Service, the delivery of the dredger was effective on the date the agreement was signed.

On May 11, 2011, the Company’s subsidiary Fujian WangGang entered into another construction contract with Yiyang to build one 3,800 cubic meter per hour cutter suction dredger. Construction is expected to take approximately 18 months. Delivery of the dredger is expected in or before December 2012. The contract price for building the dredger is approximately $39.4 million (RMB260 million), subject to certain conditions including actual building cost incurred. According to the contract, the payment schedules of the dredger building are as follows:

Payment Due Date	Percentage of total contract sum	Payment Amount
		$	RMB
Within 7 days after contract signed	20%	7,878,788	52,000,000
Within 1 month after contract signed	30%	11,818,182	78,000,000
Within 7 days after completion of main dredger hull	20%	7,878,788	52,000,000
Within 7 days after dredger launched	20%	7,878,788	52,000,000
Before delivery of dredger after the completion of mooring trial	10%	3,939,394	26,000,000
		39,393,940	260,000,000

9.  SECURITY DEPOSITS

The Group’s security deposits represent amounts on deposit with the owners of dredgers leased by the Company’s subsidiary, Fujian Service.  Such amounts will be returned to Fujian Service when the corresponding leases end.  Security deposits were $21,454,545 and $8,422,440 as of December 31, 2010 and 2009, respectively.

10.  PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of December 31, 2010 and 2009 consisted of the following:

	2010	2009
Dredgers	$54,235,409	$52,146,433
Machinery	38,924	—
Office equipment	7,504	3,783
	54,281,837	52,150,216
Less: Accumulated depreciation	(13,677,053)	(8,638,979)
	$40,604,784	$43,511,237

Total depreciation expenses of the Group for the years ended December 31, 2010 and 2009 and for the period from January 8, 2008 (Inception) to December 31, 2008 were $5,038,074, $4,952,236 and $3,686,744, respectively, of which $5,037,318, $4,951,518 and $3,686,503, respectively, has been included in cost of revenue.

As of December 31, 2010, the Group owned three dredgers.  As of December 31, 2010 and 2009, the total net book value of the three dredgers was $40,567,273 and $43,508,412, respectively.  Two dredgers, Xinggangjun 66 and Xinggangjun 3, with an aggregate net book value as of December 31, 2010 of $29,474,614, were pledged as collateral for bank term loans and their titles had not been released, although all loans had been repaid before December 31, 2010 (see Note 12).  In January 2011, the titles to these two dredgers were released by the respective banks.

11.  ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables as of December 31, 2010 and 2009 consisted of the following:

	2010	2009
Accrued interest	$—	$27,527
Accrued salaries and wages	90,380	69,405
Accrued staff benefits	154,279	103,671
Other tax payables	42,758	9,077
Accrued outsourced dredger services and labor	2,082,954	—
Other payables	219,139	—
	$2,589,510	$209,680
Other tax payables represent payables other than income tax which consist of business tax, individual salary tax, stamp duty, embankment tax and other small local taxes.  Business tax was 3% - 5% of revenue recognized, as of December 31, 2010 and 2009, other tax payables included $28,835 and zero of business tax payable, respectively.

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

The current portion of the term loans as of December 31, 2010 and 2009 is shown in the table below.

	2010		2009
Fujian Haixia Bank Co., Ltd	$—		$3,661,930
Fuzhou City Rural Credit Cooperative	—		3,368,976
	$—		$7,030,906
Range of monthly interest rate	5.400 – 5.786	‰	5.974	‰
Weighted average monthly interest rate	5.085	‰	5.974	‰

The term loan amounts recorded as non-current as of December 31, 2010 and 2009 consisted of the following:

	2010	2009
Fujian Haixia Bank Co., Ltd	$—	$3,295,738

Interest expense amounted to $843,995, $755,853 and $179,504 for the years ended December 31, 2010 and 2009 and for the period from January 8, 2008 (Inception) to December 31, 2008, respectively.

Two of the term loans were secured by the Group’s two dredgers, Xinggangjun 66 and Xinggangjun 3.  Although Fujian Service had fully repaid all loans, the title of the two dredgers were not released by banks as of December 31, 2010.  As of December 31, 2010, the net book value of Xinggangjun 66 and Xinggangjun 3 was $21,384,502 and $8,090,112, respectively.  In January 2011, the titles to these two dredgers were released by the respective banks.

13.  CLASS A PREFERRED SHARES

Each Class A Preferred Share is automatically convertible into one of the Company’s ordinary shares, which the Company calls the Conversion Ratio, upon occurrence of both of the following:  (a) the registration of the underlying ordinary shares is declared effective by the SEC or other applicable regulatory authority designed by the holders of a majority of the preferred shares pursuant to the terms of the registration rights agreement with such holders, or the underlying ordinary shares become freely tradable in the United States or pursuant to any available exemption; and (b) the commencement of the trading of the Company’s ordinary shares on a national U.S. stock exchange or such other recognized international exchange as the holders of a majority of preferred shares may approve.  The Conversion Rate is subject to proportional adjustment for share splits, divisions, share dividends, recapitalization and similar transactions.  Each preferred share is also convertible into one of the Company’s ordinary shares at the option of the holder at any time prior to automatic conversion.

Holders of the preferred shares have no right to vote on any matters that requires shareholder approval; provided, however, the Company may not issue any shares that have a liquidation preference that is senior to that of the preferred shares without their consent.  Class A Preferred Shares are entitled to a dividends equal to any that are declared on ordinary share.  The Class A Preferred Shares have a liquidation preference of $5.00 per share.

If an Automatic Conversion does not occur by the second anniversary of the closing of the October 2010 Private Placement, holders of the Preferred Shares shall have the right to receive a payment equal to 20% of $5.00 per Class A Preferred Share.  If such payment is due and remains unpaid at the time of an Automatic Conversion, the holders may choose to receive this payment in ordinary shares, in lieu of cash, at a purchase price of $5.00 per share.  The holders also have the right, between the second and third anniversary of the closing, if the shares have not been converted, to demand the redemption of their share for $5.00 per share.

14.  SHAREHOLDERS’ EQUITY

(a) Contributed capital

In connection with the purchase of the 50% interest of Fujian Service by Fujian WangGang, the shareholders of Wonder Dredging (being the same shareholders of Fujian Service at the time) were entitled, pursuant to the purchase agreement, to declare and be paid all of the retained earnings of Fujian Service from its inception through March 31, 2010, as a dividend, which amounted to $51,087,387.  As described elsewhere in these financial statements the shareholders, pursuant to an agreement, held their interests as the representatives of a family includes the Company’s Chief Executive Officer, Mr. Xinrong Zhuo.  As further outlined in the agreement and described in Note 1, such shareholders also committed to contribute all such dividends back into the Company as a capital contribution along with an allocation to its statutory reserves.  Such contribution of dividends has been recorded first as a payment of a $10,982,735 subscription receivable and the $40,104,652 balance as additional paid-in capital.

 Wonder Dredging was incorporated on May 10, 2010 with capital of $878,876 (RMB6 million) having been paid by the Wonder Dredging shareholders.  Upon Wonder Dredging becoming a consolidated subsidiary of the Group on June 29, 2010, this amount was recorded as a capital contribution in the consolidated financial statements.  In connection with the acquisition of the Company’s 50% ownership of Fujian Service, Fujian WangGang has met all of its related investment commitments to Fujian Service, having invested approximately $1.5 million in August 2010, approximately $17.1 million in November 2010 and approximately $5.0 million in January 2011.

The Company’s shares have no par value.  The BVI permits the Board of Directors to pay dividends if 1) in its judgment doing so is in the best interest of the Company and 2) if the Company would remain solvent as defined under BVI law.  The Company records the net amounts received for the issuance of preferred shares, to the extent allocable to the preferred shares under U.S. GAAP, in the preferred shares account.  Other capital contributions, irrespective of whether they are for the issuance of shares, are recorded in the additional paid-in capital account.  The balance sheet account for no par ordinary shares is kept at zero.

(b) Retained earnings and statutory reserves

Retained earnings and statutory reserves as of December 31, 2010 and 2009 consisted of the following:

	2010	2009
Retained earnings	$13,392,884	$43,946,972
Statutory reserves	$10,295,279	$4,888,018

Fujian Service, Fujian WangGang and Wonder Dredging, which are located and operate in the PRC, are required to transfer 10% of their net profits after income tax, as determined in accordance with the PRC accounting rules and regulations. Appropriation to the statutory reserve by the Group is based on profit arrived at under PRC accounting standards for business enterprises for each year. The statutory reserves of the Group represent the statutory reserves of Fujian Service and Wonder Dredging as required under the PRC law.

The profit arrived at must be set off against any accumulated losses sustained by the Group in prior years, before allocation is made to the statutory reserve. Appropriation to the statutory reserve must be made before distribution of dividends to shareholders. The appropriation is required until the statutory reserve reaches 50% of the shareholders’ equity. This statutory reserve is not distributable in the form of cash dividends.

15.  INCOME TAXES

The Company is incorporated in the BVI, the laws of which do not require the Company to pay any income taxes or other taxes based on revenue, business activity or assets.  The Company has subsidiaries domiciled and operating in other countries and those entities file separate tax returns in the respective jurisdictions in which they are domiciled or operate.

The Company’s subsidiary China Dredging HK is domiciled in Hong Kong and would be subject to statutory profit tax in that jurisdiction of 16.5%. Two of the Company’s subsidiaries, Fujian WangGang and Fujian Service, and Wonder Dredging operate in the PRC, where they are subject to a 25% statutory profit tax. All of the Group’s main income is generated in the PRC.

A reconciliation of the expected income tax expense to the actual income tax expense for the years ended December 31, 2010 and 2009 and for the period from January 8, 2008 (Inception) to December 31, 2008 was as follows:

	For the Years Ended December 31,		For the period from January 8, 2008 (Inception) to December 31,
	2010 (as restated)	2009	2008

Income before tax	$64,790,676	$38,361,249	$26,767,137

Expected PRC income tax expense at statutory tax rate of 25%	$16,197,669	$9,590,312	$6,691,784
Add: Non tax deductible expenses	361,231	-	-
Effect of exchange rate	(2,504)	6,339	4,961
Actual income tax expense	$16,556,396	$9,596,651	$6,696,745

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

For the years ended December 31, 2010 and 2009 and for the period from January 8, 2008 (Inception) to December 31, 2008, there was no unrecognized tax benefit. Management does not anticipate any potential future adjustments in the next twelve months which would result in a material change to its financial tax position. As of December 31, 2010 and 2009, the Group did not accrue any interest and penalties.

16.  RELATED PARTY TRANSACTIONS

(a) Operating lease commitments

The Company’s VIE, Fujian Service, entered into an office rental agreement in 2008 with Ping Lin, a relative of one of the former owners, Qing Lin, from January 1, 2008 to December 31, 2009.  This agreement has been renewed and extended the period from January 1, 2010 to December 31, 2015.  Fujian WangGang and Wonder Dredging also entered into office rental agreements in 2010 with Ping Lin from June 10, 2010 to June 9, 2011 and May 1, 2010 to April 30, 2011, respectively.  In addition, Fujian Service entered into dredger (Xinggangjun 9) and crew hire agreements from June 1, 2008 and May 31, 2016 with Lutong Highway, a company owned by Xiu Zhen Lin, one of the former owners of the Fujian Service.  Office and dredger rental and crew hire charge paid for the years ended December 31, 2010 and 2009 and for the period from January 8, 2008 (Inception) to December 31, 2008 were as follows:

		For the Years Ended December 31,		For the period from January 8, 2008 (Inception) to
Type	Name of related party	2010	2009	December 31, 2008
Office rental	Ping Lin	$11,653	$8,872	$8,738
Hire charge of dredger	Fujian Lutong Highway Engineering Construction Co., Ltd	1,035,442	1,024,845	588,792
Hire charge of crew	Fujian Lutong Highway Engineering Construction Co., Ltd	532,513	527,063	302,807
		$1,579,608	$1,560,780	$900,337

Hire charges of dredger and crew are included as part of the cost of revenue.  Office rental is included in the general and administrative expenses.

The total future minimum lease payments under non-cancellable operating leases with respect to office as of December 31, 2010 were payable to the related party as follows:

Office rental
For the year ended December 31,
2011	$24,936
2012	11,936
2013	11,936
2014	11,936
2015	11,936
$72,680

Operating lease commitments for both related parties commitments and non-related parties commitments is summarized in Note 18.

On January 4, 2011, Fujian Service entered into a purchase agreement with Lutong Highway for the purchase of dredger Xinggangjun 9.  The total purchase price was approximately $13.6 million (equivalent to RMB89.8 million).  Since Xinggangjun 9 had been hired by Fujian Service, the hire of the dredger was terminated effective on the date the agreement was signed (see Note 22(a)).  Fujian Service also terminated the crew hire agreement with Lutong Highway effective on the same date.

(b) Employment agreements

In August 2010, three of the Company’s executive officers, entered each into three-year employment agreements with the Company pursuant to which they receive aggregate annual compensation of approximately $116,000 (HK$900,000) each.  Pursuant to the agreements, each executive will devote all of his working time to his respective duties at the Company and will not become employed in any competitive business while employed by the Company or for two years following the termination of his employment with the Company, and the executive will not solicit the services of any of the Company’s employees for two years after the executive terminates employment with the Company.  The Company may terminate the executive for cause at any time without notice, or without cause upon one month prior written notice to the executive.  In the event of termination without cause, the Company will pay to the executive a cash severance payment equal to three months of the executive’s then current base salary.  In the event of a material and substantial reduction in the executive’s existing authority and responsibilities, the executive may resign upon one-month prior written notice to the Company.

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

(b) Major customers

Customers accounting for 10% or more of the Group’s revenues were as follows:

	For the Years Ended December 31,		For the period from January 8, 2008
	2010	2009	(Inception) to December 31, 2008
Customer A	—	40.3%	—
Customer B*	20.7%	32.2%	48.3%
Customer C*	36.4%	16.6%	—
Customer D	—	10.9%	21.2%
Customer E	—	—	23.9%
Customer F	10.6%	—	—
Customer G*	10.4%	—	—
	78.1%	100.0%	93.4%

*      Indicates customers under control of a common parent company.

(c) Major suppliers

Suppliers accounting for 10% or more of the Group’s total purchases were as follows:

	For the Years Ended December 31,		For the period from January 8, 2008
	2010	2009	(Inception) to December 31, 2008
Supplier A	22.4%	64.5%	61.7%
Supplier B	—	30.4%	32.4%
Supplier C	21.3%	—	—
Supplier D	21.3%	—	—
Supplier E	18.0%	—	—
	83.0%	94.9%	94.1%

The Group is dependent on third-party consumable parts manufacturers for all of its supply of dredging consumable parts.  For the years ended December 31, 2010 and 2009 and for the period from January 8, 2008 (Inception) to December 31, 2008, products purchased from the Group’s three largest suppliers accounted for 65%, 100% and 100% of product purchases, respectively.  The Group is dependent on the ability of its suppliers to provide products on a timely basis and on favorable pricing terms.  The loss of certain principal suppliers or a significant reduction in product availability from principal suppliers could have a material adverse effect on the Group.  The Group believes that its relationships with its suppliers are satisfactory, and the Group has never experienced inadequate supply from suppliers.

18.  OPERATING LEASE COMMITMENTS

The total future minimum lease payments under non-cancellable operating leases with respect to dredgers, crew, consumable parts and office as of December 31, 2010 were payable as follows:

	Hire charge of dredgers	Hire charge of crew	Consumable parts supply	Office rental	Total
For the years ended December 31,
2011	$8,216,480	$2,464,345	$20,071,114	$24,936	$30,776,875
2012	4,742,425	1,690,909	11,363,636	11,936	17,808,906
2013	2,602,967	1,080,253	5,321,128	11,936	9,016,284
2014	719,697	545,455	—	11,936	1,277,088
2015	719,697	545,455	—	11,936	1,277,088
	$17,001,266	$6,326,617	$36,755,878	$72,680	$60,156,241

Rental expenses under non-cancellable operating leases arrangements for the years ended December 31, 2010 and 2009 and for the period from January 8, 2008 (Inception) to December 31, 2008 was $9,847,333, $3,186,476 and $2,392,600, respectively.  $1,579,608, $1,560,780 and $900,337 was of the rental expenses paid to the related parties for the years ended December 31, 2010 and 2009 and for the period from January 8, 2008 (Inception) to December 31, 2008, respectively (see Note 16(a)).

The operating lease commitments below include both the related parties commitments and non-related parties commitments.  The total future lease payments as of December 31, 2010 is summarized as follows:

	Note	Hire charge of dredgers	Hire charge of crew	Consumable parts supply	Office rental	Total
Related parties commitments	16(a)	$—	$—	$—	$72,680	$72,680
Non-related parties commitments		17,001,266	6,326,617	36,755,878	—	60,083,561
		$17,001,266	$6,326,617	$36,755,878	$72,680	$60,156,241

On March 7, 2011, Fujian Service entered into a non-binding lease agreement with Zhejiang Honglin Ship Engineering Co., Ltd (“Zhejiang Honglin”), an unrelated party of Fujian Service, for a trial period from March 8, 2011 to April 30, 2011 for the dredger Honglinjun 19.  The lease agreement included hire charges of the dredger and crew and consumable parts supply for the trial period, which were approximately $0.6 million (RMB3.8 million), $0.09 million (RMB0.6 million) and $1.7 million (RMB11 million), respectively.

On April 27, 2011, Fujian Service entered into the formal lease agreement with Zhejiang Honglin for leasing the dredger Honglinjun 19 for three years, from April 27, 2011 to April 26, 2014.  Fujian Service also entered into the crew hire agreement on the same day.  Pursuant to the agreements, the payments would be approximately $3.9 million per year for hire charge of the dredger, approximately $0.6 million per year for hire charge of crew and approximately $11 million per year for consumable parts supply.  A guarantee deposit of approximately $12 million (RMB80 million) was required ten days after the signing of the agreement and is refundable to the Company ten days after the contract has expired.

19.  CONDENSED PARENT COMPANY FINANCIAL INFORMATION

For the purpose of preparing these supplemental condensed parent company (unconsolidated) financial statements, the Company records its investment in subsidiaries under the equity method of accounting as prescribed in ASC 323, “Investments - Equity Method and Joint Ventures.”  Such investment and long-term loans to subsidiaries are presented on the balance sheet as “Investments in subsidiaries” and the income of the subsidiaries is presented as “Equity in income of subsidiaries” on the statement of income.

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

CONDENSED BALANCE SHEET
As of December 31,
2010 (as restated)
Assets
Cash	$21,509,633
Other receivables	122
Investments in subsidiaries	145,992,195
Total assets	$167,501,950

Liabilities and equity
Current liabilities
Accrued liabilities and other payables	$176,675

Non-current liabilities
Contingent liability for a variable number of shares	14,101,247
Derivative liability	1,517,748
Total liabilities	15,795,670

Class A Preferred Shares, no par value; 25,000,000 shares authorized; 10,012,987 shares issued and outstanding (liquidation preference $50,064,935, less $6,135,012 discount)	43,929,923

Shareholders’ equity
Total shareholders’ equity	107,776,357

Total liabilities and equity	$167,501,950

CONDENSED STATEMENT OF INCOME
For the Year Ended December 31, 2010

General and administrative expenses	$(2,005,780)
Equity income of subsidiaries	50,240,060
Net income	$48,234,280

CONDENSED STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2010

Net cash used in operating activities	$(1,022,324)

Net cash used in investing activities	(23,908,485)

Net cash provided by financing activities	46,443,286

Effect of exchange rate changes on cash	(2,844)

Cash, end of year	$21,509,633

20.  CONTINGENCIES

Legal proceeding

Fujian Service was sued in four related lawsuits brought by several individuals in Wenzhou, China, in May 2010.  The lawsuits related to a traffic accident that allegedly caused the deaths of two people and injuries to two other people.  The plaintiffs alleged that a truck was hired for a port construction project referred to as the Lingkun Construction Project, and that the owner, the general contractor and Fujian Service as the subcontractor of the Lingkun Construction Project, all of whom were named as co-defendants in these lawsuits, were responsible for the damages.  The plaintiffs claimed total damages of approximately $0.6 million.  The court in the first instance for these four lawsuits held that Fujian Service was not responsible for any of the claims by the plaintiffs.  Such court decisions are legally effective as they were not appealed.  From time to time, the Company may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business.  Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm the Company’s business.

Registration rights agreement

In connection with its private placement, the Company entered into a registration rights agreement pursuant to which it agreed to use its best efforts to file within 60 days of the date after which the Company would no longer accept funds for the purchase of preferred shares (such 60-day deadline, the “Filing Deadline”) a registration statement with the SEC to register the sale by the Company of its ordinary shares by means of a firm commitment underwritten offering and to register for resale (i) the ordinary shares underlying the preferred shares issued in the private placement, (ii) the 15,000,000 shares held in the Make-Good Escrow, (iii) 37,177,323 ordinary shares held by certain of its founding shareholders which are not part of the Make-Good Escrow and (iv) the 500,000 shares issued to its placement agent pursuant to the Merger Agreement.  If the registration statement covering these securities is not filed by the Filing Deadline or not declared effective by the SEC within 180 days of the Filing Deadline (such 180-day deadline, the “Effectiveness Deadline”), subject to certain exceptions, liquidated damages of 0.3% of the purchase price per month will accrue and will be payable in cash on a monthly basis, provided that in no event shall the amount of liquidated damages payable at any time to any holder of preferred shares exceed 10% of the amount of such holder’s initial investment in the private placement.  According to this formula, the monthly liquidated damages to be paid would amount to $150,195 per month and the maximum payments would total $5,006,494.

Under the registration rights agreement, the Filing Deadline was February 21, 2011 and the Effectiveness Deadline has been extended from August 22, 2011 to January 31, 2012.  As of the initial date of issuance these financial statements, the Company assessed the likelihood of any liquidated damages becoming payable under the registration rights agreement and believed that the likelihood was not probable, based on its filing of a Form F-1 registration statement, engagement of professional advisers, and commitment to complete the registration process.  Consequently, no liability or expense was recorded as of December 31, 2010 for liquidated damages under the registration rights agreement.

21.  RESTATEMENT

The consolidated financial statements as of and for the year ended December 31, 2010, were originally issued on April 26, 2011 and included in the Company’s Form 20-F filed on April 27, 2011. Restated versions of the 2010 financial statements were included in Form F-1/A filings on May 20 and June 28, 2011. These financial statements reflect a further restatement. The discussion of the restatement below describes the cumulative changes between these 2010 financial statements and those originally issued on April 26, 2011.

The consolidated financial statements as of and for the year ended December 31, 2010, as previously issued, have been restated:  1) to classify the Class A Preferred Shares outside of shareholders’ equity because the Company might be required to redeem the shares under circumstances that are not under its control; 2) to allocate, as described in Note 2(s), proceeds of the 2010 Private Placement to a) the liability under the Make-Good Escrow obligation, b) the estimated fair value of an embedded derivative, c) a beneficial conversion feature; and 3) to record accretion of a portion of the discount on the Class A Preferred Shares.

The following financial statement line items were affected by the change:

Balance sheet as of December 31, 2010

	As previously reported	As restated	Effect of change
Contingent liability for a variable number of shares	$-	$14,101,247	$14,101,247
Derivative liability	$-	$1,517,748	$1,517,748
Total non-current liabilities	$-	$15,618,995	$15,618,995
Total liabilities	$11,910,076	$27,259,071	$15,348,995
Class A Preferred Shares(A)	$18,591,783	$43,929,923	$25,338,140
Additional paid-in capital	$97,837,402	$79,185,284	$(18,652,118)
Retained earnings	$31,029,153	$13,392,884	$(17,636,269)
Total shareholders’ equity	$167,325,275	$107,776,357	$(59,548,918)

(A)	Class A Preferred Shares were originally labeled “preferred share” and included in shareholders’ equity. It has been reclassified outside of shareholders’ equity.

Statement of Income for the year ended December 31, 2010

	As previously reported	As restated	Effect of change

Loss on derivative	$-	$(11,298)	$(11,298)
Total other income (expense)	$(720,370)	$(731,668)	$(11,298)
Income before income taxes	$64,801,974	$64,790,676	$(11,298)
Net income	$48,245,578	$48,234,280	$(11,298)
Accretion of discount on Class A Preferred Shares	$-	$(22,293,720)	$(22,293,720)
Net income attributable to ordinary shareholders	$48,245,578	$25,940,460	$(22,305,018)
Earnings per ordinary share – Basic	$0.92	$0.50	$(0.42)
Earnings per ordinary share – Diluted	$0.91	$0.50	$(0.41)

Statement of Cash Flows for the year ended December 31, 2010

	As Previously reported	As restated	Effect of change
Net income	$48,245,578	$48,234,280	$(11,298)

Loss on derivative	$-	$(11,298)	$(11,298)

Statement of Comprehensive Income for the year ended December 31, 2010

	As previously reported	As restated	Effect of change
Net income	$48,245,578	$48,234,280	$(11,298)
Total comprehensive income	$52,466,231	$52,454,934	$(11,297)

In addition, the amounts in the table contained in Note 2(s) of these financial statements showing the changes in the carrying value of level 3 instruments contains a restatement from the amounts shown in the financial statements included with the Company’s Form F-1 filed with the SEC on December 7, 2011, which had included only the amounts for the embedded derivative and excluded the Make-Good Escrow obligation.  The additional liabilities entered into, originally reported as $1,506,450, was restated as $15,607,697 and the liability balance on December 31, 2010, originally reported as $1,517,748, was restated as $15,618,995. Both of these changes amounted to $14,101,995, which was the estimated and original year-end value of the Make-Good Escrow obligation.

22.  SUBSEQUENT EVENTS

(a) Purchase of dredgers

On January 4, 2011, Fujian Service entered into a purchase agreement with Lutong Highway, a related party of Fujian Service, for the purchase of dredger Xinggangjun 9. The total purchase price was approximately $13.6 million (RMB89.8 million). The consideration was determined by reference to a valuation report value of $14.6 million (RMB96.6 million) with a 7% discount. On January 21, 2011, the full consideration was paid.

On May 11, 2011, the Company’s subsidiary, Fujian WangGang entered into another construction contract with Yiyang Zhonghai Vellel LLC to build one 3,800 cubic meter per hour cutter suction dredger. Construction is expected to take approximately 18 months. Delivery of the dredger is expected in or before December 2012. The contract price for building the dredger is approximately $39.4 million (RMB260 million), subject to certain conditions including actual building cost incurred.

(b) Lease agreement for a new dredger, crew and consumable parts supply

On March 7, 2011, Fujian Service entered into a non-binding lease agreement with Zhejiang Honglin for a trial period from March 8, 2011 to April 30, 2011 for the dredger Honglinjun 19. The lease agreement included hire charges of the dredger and crew and consumable parts supply for the trial period, which were approximately $0.6 million (RMB3.8 million), $0.09 million (RMB0.6 million) and $1.7 million (RMB11 million), respectively. The payments were to be made within 15 days after the trial period ended.

On April 27, 2011, Fujian Service entered into a formal lease agreement with Zhejiang Honglin to lease the dredger Honglinjun 19 for three years, from April 27, 2011 to April 26, 2014. Fujian Service also entered into a crew hire agreement on the same day. Pursuant to the agreements, the payments would be approximately $3.9 million per year for the hire charge of the dredger, approximately $0.6 million per year for the hire charge of the crew and approximately $11.3 million per year for consumable parts supply. A guarantee deposit of approximately $12.1 million (RMB80 million) was required ten days after the signing of the agreement and is refundable to the Company ten days after the contract has expired.

On June 29, 2011, Fujian Service entered into two lease agreements with Beihai Shundali Shipping Co., Ltd (“Beihai Shundali”) to lease two dredgers, Liya 2 and Hengshunda 1, for two years, both from June 29, 2011 to June 29, 2013. Fujian Service also entered into crew hire agreements on the same day. Pursuant to the agreements, the payments would be approximately $0.5 million (RMB3.6 million) per year for the hire charge of each dredger, and approximately $0.3 million (RMB1.8 million) per year for the hire charge of the crew for each dredger. Beihai Shundali is required to supply consumable parts for each dredger to Fujian Service every month, and Fujian Service is required to pay a fixed amount of approximately $1.5 million (RMB9.6 million) per year for such consumable parts. A guarantee deposit of approximately $0.8 million (RMB5.6 million) for each dredger was required five days after the signing of the agreements and is refundable to the Company ten days after the contract has expired.

 On July 15, 2011, Fujian Service entered into two lease agreements with Zhejiang Fuyuan Dredging Engineering Co., Ltd (“Zhejiang Fuyuan”) to lease two dredgers, Fuyuan 5 and Fuyuan 7, for one year, from July 17, 2011 to July 16, 2012 and from July 19, 2011 to July 18, 2012, respectively. Fujian Service also entered into crew hire agreements on the same day. Pursuant to the agreements, the payments would be approximately $3.2 million (RMB21.1 million) and $2.9 million (RMB18.7 million) per year, respectively, for hire charge of dredgers, and approximately $0.6 million (RMB0.4 million) per year for the hire charge of the crew for each dredger. Zhejiang Fuyuan is required to supply consumable parts for each dredger to Fujian Service every month, and Fujian Service is required to pay a fixed amount of approximately $7.5 million (RMB49.3 million) and $5.1 million (RMB33.7 million) per year, respectively, for such consumable parts. A guarantee deposit of approximately $8.2 million (RMB54.0 million) and $9.8 million (RMB64.8 million), respectively, was required seven days after the signing of the agreements and is refundable to the Company seven days after the contract has expired.

On September 28, 2011, Fujian Service entered into a lease agreement with Binhua Yan to lease a dredger, Minningdejun 0099, and a crew hire agreement with Fujian Haiyi International Shipping Agency Co., Ltd (“Haiyi International”), for fifteen months, from October 1, 2011 to December 31, 2012. Pursuant to the agreements, the payments would be approximately $0.1 million (RMB1.0 million) per month for the hire charge of the dredger, and approximately $0.05 million (RMB0.3 million) per month for the hire charge of the crew for the dredger. Binhua Yan is required to supply consumable parts for the dredger to Fujian Service every month, and Fujian Service is required to pay a fixed amount of approximately $0.05 million (RMB0.3 million) per month for such consumable parts. A guarantee deposit of approximately $4.9 million (RMB32.5 million), respectively, was required seven days after the signing of the agreements and is refundable to the Company seven days after the contract has expired.

(c) Cancellation of lease agreements

On June 30, 2011 and August 10, 2011, the Company’s subsidiary, Fujian Service and Zhejiang Honglin mutually agreed to terminate the lease agreements for the dredgers Honglinjun 18 and Honglinjun 9, together with the related crew hire agreements.

(d) Increase of subsidiary’s registered and authorized capital

On March 15, 2011, the Board of Directors of the Company authorized its subsidiary Fujian WangGang to increase its registered capital from $38 million to $44.3 million. The increased capital, amounting of $6.3 million, was received on May 12, 2011. The authorized capital has been increased from $38 million to $50.6 million.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE OWNERS AND THE BOARD OF DIRECTORS OF
FUJIAN XING GANG PORT SERVICE CO., LTD.

We have audited the accompanying balance sheets of Fujian Xing Gang Port Service Co., Ltd. (the “Company”) as of December 31, 2009 and 2008, and the related statements of income, statement of changes in owners’ equity, and cash flows for the year ended December 31, 2009 and from January 8, 2008 (Inception) to December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fujian Xing Gang Port Service Co., Ltd. as of December 31, 2009 and 2008 and the results of its operations and its cash flows for the year ended December 31, 2009 and from January 8, 2008 (Inception) to December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

UHY VOCATION HK CPA LIMITED
Certified Public Accountants

Hong Kong, the People’s Republic of China,
October 6, 2010, except for Note 20, as to which the date is May 18, 2011

FUJIAN XING GANG PORT SERVICE CO., LTD.

BALANCE SHEETS
(IN U.S. DOLLARS)

	December 31,
	2009	2008
Assets
Current assets
Cash	$23,343,469	$1,362,142
Cost and estimated earnings in excess of billings on contracts in progress	2,211,411	—
Other receivables	312	—
Inventories	429,226	—
Total current assets	25,984,418	1,362,142
Other assets
Prepaid dredger deposit	2,197,158	—
Security deposits	8,422,440	8,427,995
Property, plant and equipment, net	43,511,237	48,497,870
Total other assets	54,130,835	56,925,865
Total assets	$80,115,253	$58,288,007
Liabilities and owners’ equity
Current liabilities
Term loans	$7,030,906	$1,832,173
Dredgers payable	—	17,859,098
Income tax payable	2,042,047	2,223,002
Accrued liabilities and other payables	209,680	154,575
Total current liabilities	9,282,633	22,068,848
Non-current liabilities
Term loans, net of current portion	3,295,738	6,962,257
Total non-current liabilities	3,295,738	6,962,257
Total liabilities	12,578,371	29,031,105
Owners’ equity
Registered capital	29,002,371	8,501,266
Statutory reserves	4,888,018	2,009,023
Retained earnings	43,946,972	18,061,369
Accumulated other comprehensive income	682,256	685,244
Subscription receivable	(10,982,735)	—
Total owners’ equity	67,536,882	29,256,902
Total liabilities and owners’ equity	$80,115,253	$58,288,007

See notes to the financial statements.

FUJIAN XING GANG PORT SERVICE CO., LTD.

STATEMENTS OF INCOME
(IN U.S. DOLLARS)

	For the year Ended December 31, 2009	For the period from January 8, 2008 (Inception) to December 31, 2008
Contract revenue	$80,333,891	$54,480,271
Cost of contract revenue, includes depreciation expense of $4,951,518 and $3,686,503 for the year ended December 31, 2009 and for the period from January 8, 2008 (Inception) to December 31, 2008, respectively	(38,715,490)	(25,424,227)
Gross profit	41,618,401	29,056,044
General and administrative expenses	(2,531,132)	(2,152,575)
Income from operations	39,087,269	26,903,469
Other income (expense):
Interest income	29,833	43,172
Interest expenses	(755,853)	(179,504)
Total other income (expense)	(726,020)	(136,332)
Income before income taxes	38,361,249	26,767,137
Income tax expense	(9,596,651)	(6,696,745)
Net income	$28,764,598	$20,070,392

See notes to the financial statements.

FUJIAN XING GANG PORT SERVICE CO., LTD.

STATEMENTS OF CHANGES IN OWNERS’ EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009 AND FROM
JANUARY 8, 2008 (INCEPTION) TO DECEMBER 31, 2008
(IN U.S. DOLLARS)

	Registered Capital	Statutory Reserves	Retained Earnings	Accumulated Other Comprehensive Income	Subscription Receivable	Total
Balance as of January 8, 2008	$—	$—	$—	$—	$—	$—
Capital contributed by owners	8,501,266	—	—	—	—	8,501,266
Net income	—	—	20,070,392	—	—	20,070,392
Appropriation to statutory reserves	—	2,009,023	(2,009,023)	—	—	—
Foreign currency translation gain	—	—	—	685,244	—	685,244
Balance as of December 31, 2008	8,501,266	2,009,023	18,061,369	685,244	—	29,256,902
Capital contributed by owners	20,501,105	—	—	—	—	20,501,105
Subscription receivable	—	—	—	—	(10,982,735)	(10,982,735)
Net income	—	—	28,764,598	—	—	28,764,598
Appropriation to statutory reserves	—	2,878,995	(2,878,995)	—	—	—
Foreign currency translation loss	—	—	—	(2,988)	—	(2,988)
Balance as of December 31, 2009	$29,002,371	$4,888,018	$43,946,972	$682,256	$(10,982,735)	$67,536,882

See notes to the financial statements.

FUJIAN XING GANG PORT SERVICE CO., LTD.

STATEMENTS OF CASH FLOWS
(IN U.S. DOLLARS)

	For the year Ended December 31, 2009	For the period from January 8, 2008 (Inception) to December 31, 2008
Cash flows from operating activities:
Net income	$28,764,598	$20,070,392
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	4,952,236	3,686,744
Changes in operating assets and liabilities:
Cost and estimated earnings in excess of billings on contracts in progress	(2,210,343)	—
Other receivables	(311)	—
Inventories	(429,018)	—
Income tax payable	(179,402)	2,186,909
Accrued liabilities and other payables	55,179	152,067
Net cash provided by operating activities	30,952,939	26,096,112
Cash flows from investing activities:
Deposit paid for dredgers	(2,196,096)	—
Changes in security deposits	—	(8,291,156)
Payment of purchases of property, plant and equipment	—	(33,768,198)
Net cash used in investing activities	(2,196,096)	(42,059,354)
Cash flows from financing activities:
Repayment of term loans	(1,830,080)	—
Proceeds from term loans	3,367,348	8,651,641
Payment of dredger payable	(17,838,704)	—
Capital contributions from owners	9,516,419	8,651,641
Net cash (used in)/provided by financing activities	(6,785,017)	17,303,282
Net increase in cash	21,971,826	1,340,040
Effect of exchange rate changes on cash	9,501	22,102
Cash at beginning of year/period	1,362,142	—
Cash at end of year/period	$23,343,469	$1,362,142
Non-cash investing and financing transactions:
Purchases of property, plant and equipment with issuance of debt	$—	$17,569,133
Supplemental information:
Cash paid for income tax	$9,776,053	$4,509,876
Cash paid for interest	$753,776	$154,451

 See notes to the financial statements.

FUJIAN XING GANG PORT SERVICE CO., LTD.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND
FROM JANUARY 8, 2008 (INCEPTION) TO DECEMBER 31, 2008

1.	DESCRIPTION OF BUSINESS AND ORGANIZATION

Fujian Xing Gang Port Service Co., Ltd. (the “Company”) formerly known as Fujian Xing Gang Shipping Co., Ltd., is a China-based company that provides subcontracting dredging services to dredging general contractors throughout the People’s Republic of China (“PRC”). The Company has focused its services on reclamation and maintenance dredging projects.

The Company was incorporated on January 8, 2008 with total registered capital $8,501,266 (RMB60,000,000). The Company was owned by two individuals, Qing Lin and Ping Lin. Qing Lin contributed cash of $5,950,886 (RMB42,000,000) holding 70% of the total ownership, while Ping Lin contributed cash of $2,550,380 (RMB18,000,000) holding 30% of the total ownership.

On April 14, 2008, Ping Lin sold all of her ownership to her father-in-law, Panxing Zhuo.

On September 21, 2009, the Company’s registered capital was increased to $29,002,371 (RMB200,000,000). $20,501,105 (RMB140,000,000) was contributed by Fujian Lutong Highway Engineering Construction Co. Ltd (“Lutong Highway”). As a result, Qing Lin’s ownership was reduced to 21%, and Panxing Zhuo’s ownership was reduced to 9% and Lutong Highway held the remaining 70% as of December 31, 2009. Lutong Highway has only funded $9,518,370 (RMB65,000,000) of the $20,501,105 (RMB140,000,000) commitment thereby creating a subscription receivable of $10,982,735 (RMB75,000,000) which is classified as a reduction of equity. The subscription receivable of $10,982,735 (RMB75,000,000) was originally payable by Lutong Highway, however, on March 3, 2010, Lutong Highway sold all its ownership to Qing Lin, who assumed the obligation to fulfill the unfunded subscription amount. Following the transfer of ownership interests to Qing Lin, his ownership percentage increased to 91% and Panxing Zhuo continued to hold 9% of the ownership.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The Company’s financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (the “U.S. GAAP”).

Reclassifications

Certain reclassifications have been made to the financial statement presentations in the previous periods to correspond to the current period’s format. Total equity and net income are unchanged due to these reclassifications.

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

(c) Foreign currency translation

Assets and liabilities of foreign operation are translated at the rate of exchange in effect on the balance sheet date; income and expenses are translated at the average rate of exchange prevailing during the year. The year-end rates for December 31, 2009 and 2008 of Renminbi to one US dollar were 6.8270 and 6.8225, respectively; average rates for the year-end December 31, 2009 and 2008 were 6.8303 and 6.9351, respectively. The related translation adjustments are reflected in “Accumulated other comprehensive income” in the owners’ equity section of the balance sheet. As of December 31, 2009 and 2008, the accumulated foreign currency translation gain was $682,256 and $685,244, respectively. Foreign currency gains and losses resulting from transactions are included in earnings.

(d) Cash

Cash consists of cash on hand and at banks. Substantially all of the Company’s cash deposits are held with financial institutions located in the PRC where there is currently no rule or regulation mandated on obligatory insurance of bank accounts. Management believes these financial institutions are of high credit quality.

(e) Cost and estimated earnings in excess of billings on contracts in progress

Cost and estimated earnings in excess of billings represent amounts of revenue earned under contracts in progress but not billed at the balance sheet date. These amounts become billable according to the contract terms, which usually consider passage of time, and/or completion of the project. As of December 31, 2009 and 2008, the balance of cost and estimated earnings in excess of billings on contracts in progress were $2,211,411 and zero, respectively.

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

(h) Impairment of long-lived assets

In accordance with ASC 360, Property Plant and Equipment , the Company tests long-lived assets or asset groups for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. Circumstances which could trigger a review include, but are not limited to: significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; and current expectation that the asset will more likely than not be sold or disposed significantly before the end of its estimated useful life. Recoverability is assessed based on the carrying amount of the asset and its fair value which is generally determined based on the sum of the undiscounted cash flows expected to result from the use and the eventual disposal of the asset, as well as specific appraisal in certain instances. An impairment loss is recognized when the carrying amount is not recoverable and exceeds fair value.

As individual dredger generates its own cash flow, each individual dredger is separately reviewed for impairment. If long-lived assets are to be disposed, depreciation is discontinued, if applicable, and the assets are reclassified as held for sale at the lower of their carrying amounts or fair values less costs to sell.

Based on the Company’s assessment, no triggering events were identified as of December 31, 2009 and 2008.

(i) Fair value measurements

In April 2009, the FASB issued ASC 820-10-65-4 (formerly FSP No. 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”). This standard emphasizes that even if there has been a significant decrease in the volume and level of activity, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants. This standard provides a number of factors to consider when evaluating whether there has been a significant decrease in the volume and level of activity for an asset or liability in relation to normal market activity. In addition, when transactions or quoted prices are not considered orderly, adjustments to those prices based on the weight of available information may be needed to determine the appropriate fair value. This standard is effective for interim and annual reporting periods ending after June 15, 2009, and is applied prospectively. Early adoption is permitted for periods ending after March 15, 2009. The adoption of this standard did not have a material effect on the financial statements.

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

(j) Revenue recognition

The Company recognizes contract revenues under the percentage-of-completion method to determine the appropriate amount to be recognized in a given period. Depending on the nature of contracts, the stage of completion is measured by reference to (a) the proportion of contract costs incurred for work performed to date to estimated total contract costs; (b) the amount of work certified by site engineer; or (c) completion of physical proportion of the contract work. The difference between amounts billed and recognized as revenue is reflected in the balance sheet as either contract revenues in excess of billings or billings in excess of contract revenues. Provisions for estimated losses on contracts in progress will be made in the period in which they are identified. In the event that contract revenue cannot be estimated reliably, contract revenue is recognized only to the extent of contract costs incurred that are likely to be recoverable. Costs that are incurred for a specific anticipated contract are deferred and recognized as prepaid expenses until the contracts are successfully bid, unless the costs are insignificant and in such case they are treated as expenses. These expenditures will be reported as prepaid expenses. Approved and unapproved change orders are considered a change in the scope of the original contracts to which they relate. Claims for additional compensation due to the Company are not recognized in contract revenues until such claims are settled.

(k) Cost and expenses

The components of costs of contract revenues include consumable parts, dredgers’ hire charges, salaries and wages and depreciation of dredgers. Costs of contract revenues vary significantly depending on the type, project size and location of work performed and assets utilized.

(l) Income taxes

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

The Company recognizes interest and penalty related to income tax matters as income tax expense. As of December 31, 2009 and 2008, there was no penalty or interest recognized as income tax expenses.

(m) Other comprehensive income

The Company has adopted ASC 220 “Comprehensive Income.” This statement establishes rules for the reporting of comprehensive income and its components. Comprehensive income consists of net income and foreign currency translation adjustments.

Other comprehensive income consists of the following:

	Year ended December 31, 2009	For the period from January 8, 2008 (Inception) to December 31, 2008
Net income	$28,764,598	$20,070,392
Other comprehensive income
– Foreign currency translation adjustments	(2,988)	685,244
Total comprehensive income	$28,761,610	$20,755,636

(n) Commitments and contingencies

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

(o) Economic and political risks

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

(p) Pension and employee benefits

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

(q) Segment information

ASC 280 “Segment reporting” establishes standards for reporting information on operating segments in interim and annual financial statements. The Company has only one segment, all of the Company’s operations and customers are in the PRC and all income are derived from the services of dredging. Accordingly, no geographic information is presented.

(r) Financial guarantee

Under ASC 460-25-4, the Company should recognize in the statement of financial position a liability for guarantee and the amount of recognition, pursuant to ASC 460-30-2, should be the premium received or receivable by the Company. As the Company has not received (or does not have any receivable for) any premium for the guarantee, the Company does not have an amount to recognize in the statement of financial position. In addition, the Company is not required to recognize a liability under ASC 450-20-25 as the information available before the financial statements were issued indicates that the probability is remote that an asset had been impaired or a liability had been incurred at the date of the financial statements.

There was no financial guarantee incurred as of December 31, 2009.

(s) Recently issued accounting standards

Set forth below are recent pronouncements that have had or may have a significant effect on the Company’s financial statements. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its financial condition, results of operations, or disclosures.

In May 2009, the FASB issued guidance within Topic 855-10 (formerly SFAS 165, “Subsequent Events”) relating to subsequent events. This guidance establishes principles and requirements for subsequent events. This guidance defines the period after the balance sheet date during which events or transactions that may occur would be required to be disclosed in a company’s financial statements. Public entities are required to evaluate subsequent events through the date that financial statements are issued. This guidance also provides guidelines in evaluating whether or not events or transactions occurring after the balance sheet date should be recognized in the financial statements. This guidance requires disclosure of the date through which subsequent events have been evaluated. This guidance is effective for interim and annual periods ending after June 15, 2009. The Company has adopted this guidance as of December 31, 2009. The adoption of this guidance did not have a material impact on the Company’s financial statements.

In June 2009, the FASB issued FASB ASC 105-10-05, 10, 15, 65, 70 (“FASB ASC 105-10-05, 10, 15, 65, 70”), (formerly FASB Statement No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162). FASB ASC 105-10-05, 10, 15, 65, 70 establishes the FASB ASC as the source of authoritative GAAP for nongovernmental entities. The ASC does not change GAAP, instead it takes individual pronouncements that currently comprise GAAP and reorganizes them into Topics. Contents in each Topic are further organized by Subtopic, then Section and finally Paragraph. The Paragraph level is the only level that contains substantive content. Citing particular content in the ASC involves specifying the unique numeric path to the content through the Topic, Subtopic, Section and Paragraph structure. FASB suggests that all citations begin with “FASB ASC.” FASB ASC 105-10-05, 10, 15, 65, 70 was effective for interim and annual periods ending after September 15, 2009 and did not have an impact on the Company’s financial statements.

In August 2009, the FASB issued ASU No. 2009-05, Measuring Liabilities at Fair Value. ASU 2009-05 amended ASC 820, Fair Value Measurements. Specifically, ASU 2009-05 provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following methods: 1) a valuation technique that uses a) the quoted price of the identical liability when traded as an asset or b) quoted prices for similar liabilities or similar liabilities when traded as assets and/or 2) a valuation technique that is consistent with the principles of ASC 820 (e.g., an income approach or market approach). ASU 2009-05 also clarifies that when estimating the fair value of a liability, a reporting entity is not required to adjust to include inputs relating to the existence of transfer restrictions on that liability. The adoption of this standard did not have a material impact on the Company’s financial statements.

In December 2009, the Financial Accounting Standards Board (“FASB”) issued an amendment to the accounting and disclosure requirements for the consolidation of VIEs, ASU No. 2009-17, Consolidations, Improvements to Financial Reporting by Enterprises involved with Variable Interest Entities (“ASU No. 2009-17”), to codify in ASC 810-10 the amendments to Interpretation 46R contained in Statement 167. The amendment requires an entity to qualitatively, rather than quantitatively, assess the determination of the primary beneficiary of a VIE. This determination should be based on whether the entity has the power to direct the activities that most significantly impact the economic performance of the VIE and the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. Other key changes include: the requirement for an ongoing reconsideration of the primary beneficiary, the criteria for determining whether service provider or decision maker contracts are variable interests, the consideration of kick-out and removal rights in determining whether an entity is a VIE, the types of events that trigger the reassessment of whether an entity is a VIE and the expansion of the disclosures previously required. The impact of the adoption may be applied retrospectively with a cumulative-effect adjustment to retained earnings as of the beginning of the first year restated, or through a cumulative-effect adjustment on the date of adoption. The new accounting guidance for VIEs is effective for fiscal years beginning after November 15, 2009, or January 1, 2010 for the Company. Early adoption is prohibited. The adoption of this standard did not have a material impact on the Company’s financial statements.

3. CASH

Cash represents cash in the bank and cash on hand. Cash as of December 31, 2009 and 2008 was $23,343,469 and $1,362,142, respectively. Renminbi is not a freely convertible currency and the remittance of funds out of the PRC is subject to the exchange restrictions imposed by the PRC government.

4. COST AND ESTIMATED EARNINGS IN EXCESS OF BILLINGS ON CONTRACT IN PROGRESS

Cost and estimated earnings in excess of billings represent amounts of revenue earned under contracts in progress but not billed at the balance sheet date. These amounts become billable according to the contract terms, which usually consider passage of time, and/or completion of the project. As of December 31, 2009 and 2008, the balance of cost and estimated earnings in excess of billings on contracts in progress was $2,211,411 and zero, respectively. Cost and estimated earnings in excess of billings as of December 31, 2009 include the following:

Name of contract		Estimated contract value	Total revenue recognized	Amount received/billed	Cost and estimated earnings in excess of billings	Status of contract (Completion %)
1.	Zhuhai Gaolan Port Dredging I	$3,593,400	$3,562,573	$3,562,573	$—	100%
2.	Zhuhai Gaolan Port Dredging II	4,160,871	4,057,455	4,057,455	—	100%
3.	Zhuhai Gaolan Port Dredging III	1,669,034	1,184,474	834,347	350,127	71%
4.	Zhanjiang Industrial Centre Dredging and Reclamation I	2,912,024	2,839,336	2,839,336	—	100%
5.	Dalin Chandao Hulushan Dredging I	7,378,885	7,332,395	7,332,395	—	100%
6.	Dalin Chandao Hulushan Dredging II	8,608,699	8,623,406	8,623,406	—	100%
7.	Oujiang Port Lantian Dredging I	7,589,711	7,210,493	7,210,493	—	100%
8.	Oujiang Port Lantian Dredging II	7,115,354	6,336,300	5,691,971	644,329	89%
9.	Taishan Tongguhai Zone Guohuatai Dianmei Port Dredging I	674,641	674,469	674,469	—	100%
10.	Taishan Tongguhai Zone Guohuatai Dianmei Port Dredging II	3,513,755	3,383,060	3,383,060	—	100%
11.	Fangchengguang Steel Project I	19,025,519	18,357,311	18,357,311	—	100%
12.	Fangchengguang Steel Steel Project II	3,474,225	3,417,983	3,417,983	—	100%
13.	Tangshan Caofeidian Dredging and Reclamation I	9,220,678	6,028,905	5,532,167	496,738	65%
14.	Tangshan Caofeidian Dredging and Reclamation II	11,009,765	7,325,728	6,605,511	720,217	67%
		$89,946,561	$80,333,888	$78,122,477	$2,211,411

Most of the Company’s customers are China state-owned companies. There are no credit terms and customers settle the balances according to percentage of completion of contracts and the date of settlement has been specified in the contracts. The Company believes all outstanding balances can be fully collected within 10 to 15 days after the completion of contracts and project completed reports issued. Therefore, no provision on allowance for doubtful accounts was provided as of December 31, 2009 and 2008.

The following schedule summarizes changes in backlog on contracts during the year ended December 31, 2009. Backlog represents the amount of revenue the Company expects to realize from work to be performed pursuant to contractual agreements on projects in progress and on projects for which work has not yet begun.

Backlog balance at December 31, 2008	$—
New contracts during the year	89,946,562
Less: Adjustment of contracts due to change orders during the year	(1,473,249)
Adjusted contract amount at December 31, 2009	88,473,313
Less: Contract revenue earned during the year	(80,333,891)
Backlog balance at December 31, 2009	$8,139,422

5.	INVENTORIES

The Company provides dredging services for its customers in the PRC. Inventories consist of consumable parts which are used for dredging projects. As of December 31, 2009 and 2008, the balance of inventories was $429,226 and zero, respectively.

6.	OTHER RECEIVABLES

Other receivables as of December 31, 2009 and 2008 consisted of the following:

	2009	2008
Social insurance prepaid for staff	$312	$—

Other receivables mainly represent social insurance prepaid for staff’s portion by the Company, this amount will be directly deducted from staff’s salaries and it is interest free.

7.	PREPAID DREDGER DEPOSIT AND CAPITAL COMMITMENT

(a) Prepaid dredger deposit

Prepaid dredger deposit as of December 31, 2009 and 2008 consisted of the following:

	2009	2008
Prepaid dredger deposit	$2,197,158	$—

Prepaid dredger deposit represents a deposit for a new dredger before delivery. The Company paid a deposit for the acquisition of a dredger which will be used for the expansion of dredging operations. The total expected cost of the dredger is $29,295,444 and it is expected to be delivered on or before May 31, 2012.

(b) Capital commitment

The Company had the following capital commitment as of December 31, 2009:

Contracted, but not provided for:
Acquisition of dredger, net of deposit paid	$27,098,286

On May 20, 2009, the Company entered into a dredger purchase contract with Yiyang Zhonghai Vellel LLC (“Yiyang”), a non-related party of the Company. According to the dredger purchase contract, the Company paid a deposit of 7.5%, or $2,197,158 (RMB15,000,000), of the total purchase price on June 2, 2009. The balance due on the dredger amounted to $27,098,286 (RMB185,000,000), payable in 4 installments:

Payment Due Date (end of month after delivery)	Payment Amount
August 31, 2012	$8,129,485
November 30, 2012	6,774,572
February 28, 2013	6,774,572
May 31, 2013	5,419,657
$27,098,286

The dredger is expected to be delivered to the Company on or before May 31, 2012.

8.	SECURITY DEPOSITS

Security deposits represent amounts on deposit with the owners of dredgers leased by the Company. Such amounts will be returned to the Company when the corresponding leases end. Security deposits as of December 31, 2009 and 2008 were $8,422,440 and $8,427,995, respectively.

9.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of December 31, 2009 and 2008 consisted of the following:

	2009	2008
Dredgers	$52,146,433	$52,180,828
Office equipment	3,784	3,786
	52,150,217	52,184,614
Less: Accumulated depreciation	(8,638,980)	(3,686,744)
	$43,511,237	$48,497,870

Total depreciation expense for the year ended December 31, 2009 and for the period from January 8, 2008 (Inception) to December 31, 2008 was $4,952,236 and $3,686,744, respectively, in which depreciation expense of dredgers (2009: $4,951,518 and for the period from January 8, 2008 (Inception) to December 31, 2008: $3,686,503) has been included in cost of revenue.

As of December 31, 2009, the Company owned three dredgers. As of December 31, 2009 and 2008, the total net book value of the three dredgers was $43,508,412 and $48,494,325, respectively. Two dredgers, Xinggangjun 66 and Xinggangjun 3, with an aggregate net book value as of December 31, 2009 and 2008 of $31,541,841 and $35,170,013, were pledged as collateral for bank term loans (see Notes 10 and 13). Another dredger, Xinggangjun 6, was pledged as a financial guarantee to a bank for the Company’s related company, Fujian Province Pingtan County Ocean Fishery Holdings Limited, to obtain a bank loan (see Note 16(b)).

10.	TERM LOANS

In order to provide working capital for operations, on February 23, 2009 and September 28, 2008, the Company entered into following loan agreements:

	2009		2008
Fuzhou City Rural Credit Cooperative	$3,368,976		$—
Fujian Haixia Bank Co., Ltd	3,661,930		1,832,173
	$7,030,906		$1,832,173
Interest expenses incurred during the year/period	$209,212		$—
Range of monthly interest rate	5.974	‰	N/A
Weighted average monthly interest rate	5.974	‰	N/A

Term loan $3,368,976 borrowed from Fuzhou City Rural Credit Cooperative is fixed term loan with a period of twelve months and it was due on February 22, 2010. The term loan is secured by one of the Company’s dredgers with net book value of $11,951,900 at December 31, 2009. There are no financial covenants associated with the term loan.

As of December 31, 2009 and 2008, $3,661,930 and $1,832,173, respectively, of term loans in Fujian Haixia Bank Co., Ltd was reclassified from the term loan, net of current portion (see Note 13).

Interest expense on the term loans was $209,212 and zero for the year ended December 31, 2009 and for the period from January 8, 2008 (Inception) to December 31, 2008, respectively.

11.	ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables as of December 31, 2009 and 2008 consisted of the following:

	2009	2008
Accrued interest	$27,527	$25,466
Accrued salaries and wages	69,405	66,145
Accrued staff benefits	103,671	44,909
Other tax payables	9,077	18,055
	$209,680	$154,575

Other tax payables represent payables other than income tax which consist of business tax, individual salary tax, stamp duty, embankment tax and other small local taxes.  Business tax was 3% of revenue recognized, no business tax payable was included in other tax payable as of December 31, 2009 and 2008.

12.  DREDGERS PAYABLE

Dredgers payable as at December 31, 2008 represented the amount due to dredger manufacturers for the acquisition of three dredgers.  Such liability amounted to $17,859,098 at December 31, 2008 and was fully paid in April 2009.

13.  TERM LOANS, NET OF CURRENT PORTION

The Company entered into a loan agreement with a bank in the PRC to obtain fixed-rate term loans with maturities exceeding 12 months to meet its working capital needs.  The term loans, net of current portion as of December 31, 2009 and 2008, consisted of the following:

	2009	2008
Fujian Haixia Bank Co., Ltd.	$3,295,738	$6,962,257
Maximum balance outstanding during the year/period	$8,788,633	$8,794,430
Interest expenses incurred during the year/period	546,641	179,504
Range of monthly interest rate	5.400 – 5.850%	5.850 – 7.6055%
Weighted average monthly interest rate	5.717%	6.7276%

The term loan, net of current portion entered into on September 28, 2008 was secured by one of the Company’s dredgers, Xinggangjun 66, and guaranteed by Xinrong Zhuo, the Chairman and Chief Executive Officer of the Company’s holding company, China Dredging Group Co., Ltd. (“China Dredging”), and the son of Pangxing Zhuo (an owner of Wonder Dredging).  There are no restrictive financial covenants associated with the term loan.  Such loan is payable on every six months with principal payments amounting to $6,957,668.

Interest expense on the term loan, net of current portion was $546,641 and $179,504 for the year ended December 31, 2009 and for the period from January 8, 2008 (Inception) to December 31, 2008, respectively.

The term loan, net of current portion was a fixed term loan.  The scheduled principal payments through the maturity date at December 31, 2009 were as follows:

	Note
2010	10	$3,661,930
2011		3,295,738
		$6,957,668

14.  OWNERS’ EQUITY AND RETAINED EARNINGS

(a) Registered capital

The Company was incorporated on January 8, 2008 in the PRC with total registered capital of $8,501,266 (RMB60,000,000) contributed by Qing Lin ($5,950,886, RMB42,000,000) and Ping Lin ($2,550,380, RMB18,000,000).  On September 21, 2009, the Company’s registered capital was increased to $29,002,371 (RMB200,000,000).  $20,501,105 (RMB140,000,000) through an additional capital contribution by Lutong Highway.  As a result, Qing Lin’s ownership was reduced to 21%, and Panxing Zhuo’s ownership was reduced to 9% and Lutong Highway held the remaining 70% as of December 31, 2009.  Lutong Highway has only funded $9,518,370 (RMB65,000,000) of the $20,501,105 (RMB140,000,000) commitment thereby creating a subscription receivable which is classified as a reduction of equity.  The subscription receivable of $10,982,735 (RMB75,000,000) was originally payable by Lutong Highway, however, on March 3, 2010, Lutong Highway sold all its ownership to Qing Lin, who assumed the obligation to fulfill the unfunded subscription amount.  Following the transfer of ownership interests to Qing Lin, his ownership percentage increased to 91% and Panxing Zhuo continued to hold 9% of the ownership.

(b) Retained earnings and statutory reserves

Retained earnings and statutory reserves as of December 31, 2009 and 2008 consisted of the following:

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

15.  INCOME TAXES

All of the Company’s income was generated in the PRC.

	For the year ended December 31, 2009	For the period from January 8, 2008 (Inception) to December 31, 2008
Current income tax expense	$9,596,651	$6,696,745

The Company’s income tax provision in respect of operations in PRC is calculated at the applicable tax rates on the estimated assessable profits for the year based on existing legislation, interpretations and practices in respect thereof.  The standard tax rate applicable to the Company was 25% which was effective on January 1, 2008.

A reconciliation of the expected income tax expense to the actual income tax expense was as follows:

	For the year ended December 31, 2009	For the period from January 8, 2008 (Inception) to December 31, 2008
Income before tax	$38,361,249	$26,767,137

Expected PRC income tax expense at statutory tax rate of 25%	$9,590,312	$6,691,784
Effect of exchange rate	6,339	4,961
Actual income tax expense	$9,596,651	$6,696,745

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

For the year ended December 31, 2009 and for the period from January 8, 2008 (Inception) to December 31, 2008, there was no unrecognized tax benefit.  Management does not anticipate any potential future adjustments in the next twelve months which would result in a material change to its financial tax position.  As of December 31, 2009 and 2008, the Company did not accrue any interest and penalties.

16.  RELATED PARTY TRANSACTIONS

(a) Operating lease commitments

In 2008, the Company entered into an office rental agreement with Ping Lin, a relative of one of the owners, Qing Lin, from January 8, 2008 to December 31, 2009.  This agreement has been renewed and extended the period from January 1, 2010 to December 31, 2015.  The Company also entered into a dredger and crew hire agreement from June 1, 2008 and May 31, 2016 with Lutong Highway, a company owned by Xiu Zhen Lin, one of the former owners of the Company.  Office rental, dredger rental and crew hire charge paid for the year ended December 31, 2009 and for the period from January 8, 2008 (inception) to December 31, 2008 were as follows:

	Name of related party	For the year ended December 31, 2009	For the period from January 8, 2008 (Inception) to December 31, 2008
Office rental	Ping Lin	$8,872	$8,738
Hire charge of dredger	Fujian Lutong Highway Engineering Construction Co., Ltd	1,024,845	588,792
Hire charge of crew	Fujian Lutong Highway Engineering Construction Co., Ltd	527,063	302,807
		$1,560,780	$900,337

Hire charges of dredger and crew are included as part of the cost of revenue.  Office rental is included in the general and administrative expenses.

The total future minimum lease payments under non-cancellable operating leases with respect to office as of December 31,2009 were payable to the related party as follows:

Office rental
For the year ended December 31,
2010	$11,539
2011	11,539
2012	11,539
2013	11,539
2014	11,539
Thereafter	11,539
$69,234

Operating lease commitments for both related parties commitments and non-related parties commitments is summarized in note 18.

On January 4, 2011, the Company entered into a purchase agreement with Lutong Highway for the purchase of dredger Xinggangjun 9.  The total purchase price was approximately $13.6 million (equivalent to RMB89.8 million).  Since Xinggangjun 9 had been hired by the Company, the hire of the dredger was terminated effective on the date the agreement was signed (see note 20(d)).  The Company also terminated the crew hire agreement with Lutong Highway effective on the same date.

(b) Financial Guarantee

The Company had the following financial guarantees as of December 31, 2009:

Guarantees given to the bank to secure the bank loan granted to related party	$7,909,770

The Company has provided financial guarantee to a bank to secure the bank loan granted to a related party, Fujian Province Pingtan County Ocean Fishery Holdings Limited which engages in fishery, for the period of the loan outstanding, the maximum guaranteed amount is $7,909,770, and the Company pledged one of its dredger, Xinggangjun 6, to the bank for security.  The Company is required to pay under the guarantee the loan principal, accrued interest and penalty, etc, when the related company failed to repay its loans in time.  The indebtedness of the related party has all been repaid and there was no outstanding contingent payment obligation by the Company in respect to the indebtedness of the related party.

The related company is indirectly under control of Fujian Honglong Ocean Fishery Huanghe Company Limited (“Honglong”), which Ping Lin had 92.5% of the ownership holding of Honlong.  Ping Lin is the daughter-in-law of Panxing Zhuo, the owner of the Company and sister of Qing Lin, the principal owner of the Company.

(c) Term loan

As of December 31, 2009 and 2008, one term loan from Fujian Haixia Bank was secured by one of the Company’s dredgers, Xinggangjun 66.  The loan was guaranteed by Xinrong Zhuo, the Chairman and Chief Executive Officer of the Company’s holding company, China Dredging, and son of Pangxing Zhuo, an owner of Wonder Dredging.

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

(b) Major customers

Customers accounting for 10% or more of the Company’s revenues were as follows:

	For the year ended December 31, 2009	For the period from January 8, 2008 (Inception) to December 31, 2008
Customer A	40%	—
Customer B*	32%	48%
Customer C*	17%	—
Customer D	11%	21%
Customer E	—	24%
	100%	93%

*	Indicates customers under control of a common parent company.

(c) Major suppliers

Suppliers accounting for 10% or more of the Company’s total purchases were as follows:

	For the year ended December 31, 2009	For the period from January 8, 2008 (Inception) to December 31, 2008
Supplier A	65%	62%
Supplier B	30%	32%
	95%	94%

The Company is dependent on third-party consumable parts manufacturers for all of its supply of dredging consumable parts.  Both for the year ended December 31, 2009 and the period from January 8, 2008 (Inception) to December 31, 2008, products purchased from the Company’s three largest suppliers accounted for 100% of product purchases.  The Company is dependent on the ability of its suppliers to provide products on a timely basis and on favorable pricing terms.  The loss of certain principal suppliers or a significant reduction in product availability from principal suppliers could have a material adverse effect on the Company.  The Company believes that its relationships with its suppliers are satisfactory, and the Company has never experienced inadequate supply from suppliers.

18.  OPERATING LEASE COMMITMENTS

The total future minimum lease payments under non-cancellable operating leases with respect to dredgers crew and office as of December 31, 2009 were payable as follows:

	Hire charge of dredger	Hire charge of crew	Office rental	Total
For the year ended December 31,
2010	$695,767	$930,716	$11,539	$1,638,022
2011	695,767	637,909	11,539	1,345,215
2012	695,767	527,318	11,539	1,234,624
2013	695,767	527,318	11,539	1,234,624
2014	695,767	527,318	11,539	1,234,624
Thereafter	695,767	527,318	11,539	1,234,624
	$4,174,602	$3,677,897	$69,234	$7,921,733

Rental expenses under non-cancellable operating leases arrangements for the year ended December 31, 2009 and for the period from January 8, 2008 (Inception) to December 31, 2008, were $3,186,476 and $2,392,600, respectively, $1,560,780 and $900,337 was of the rental expenses paid to the related parties for the year ended December 31, 2009 and for the period from January 8, 2008 (Inception) to December 31, 2008, respectively (see Note 16(a)).

The operating commitments below include both the related parties commitments and non-related parties commitments.  The total future lease payments as of December 31, 2009 is summarized as follows:

	Note	Hire charge of dredgers	Hire charge of crew	Office rental	Total

Related parties commitments	16(a)	$—	$—	$69,234	$69,234
Non-related parties commitments		4,174,602	3,677,897	—	7,852,499
		$4,174,602	$3,677,897	$69,234	$7,921,733

19.  CONTINGENCIES

Legal proceeding

The Company was sued in four related lawsuits brought by several individuals in Wenzhou, China, in May 2010.  The lawsuits related to a traffic accident that allegedly caused the deaths of two people and injuries to two other people.  The plaintiffs alleged that a truck was hired for a port construction project referred to as the Lingkun Construction Project, and that the owner, the general contractor and the Company as the subcontractor of the Lingkun Construction Project, all of whom were named as co-defendants in these lawsuits, were responsible for the damages.  The plaintiffs claimed total damages of approximately $0.6 million.  The court in the first instance for these four lawsuits held that the Company was not responsible for any of the claims by the plaintiffs.  Such court decisions are legally effective as they were not appealed.  From time to time, the Company may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business.  Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm the Company’s business.

20.  SUBSEQUENT EVENTS

(a) Long-term loans

In order to meet the Company’s working capital needs, the Company has entered into two loan agreements in February 2010 with banks in the PRC to obtain fixed-rate term loans with maturities exceeding 12 months.  The Company pledged two dredgers in connection with these loans and the loans are further guaranteed by Qing Lin, an owner of Wonder Dredging and Xinrong Zhuo the Chairman and Chief Executive Officer of the Company and the son of Panxing Zhuo (the other owner of Wonder Dredging).  Such loans are summarized as follows:

Fujian Haixia Bank Co., Ltd	$5,859,088
Fuzhou City Rural Credit Cooperative	3,368,976
$9,228,064

The Company made loan repayments of $1.8 million and entered into new loans amounting to $9.2 million in the first quarter of 2010.  The new loans were fully repaid by the Company in June and December 2010.

(b) Dividend payable

On May 27, 2010, the Company declared a dividend to its owner, Wonder Dredging, in the amount of $51,087,387 (RMB350,803,477), representing the entire retained profits of the Company through March 31, 2010.  Wonder Dredging agreed this amount would be retained by the Company and not be drawn as a commitment to the investment of Fujian WangGang in the Company.

(c) Capital transactions

On May 20, 2010, Qing Lin and Panxing Zhuo sold all of their ownership interests in the Company to Wonder Dredging Engineering Limited Liability Company (“Wonder Dredging”) and Wonder Dredging assumed the unfunded subscription obligation of Qing Lin.  Accordingly, as of May 20, 2010, Wonder Dredging held 100% of the ownership of the Company.  The total registered capital contributed or committed remained unchanged at $29,002,371(RMB200,000,000), of which $10,982,735 (RMB75,000,000) was unfunded.

On June 29, 2010, Fujian WangGang Dredging Construction Co., Ltd. (“Fujian WangGang”), a wholly owned subsidiary of China Dredging Group Co., Ltd., obtained 50% ownership of the Company from Wonder Dredging by virtue of a capital contribution commitment of $23,602,460 (RMB158,597,183) into the Company, which amount included the unfunded subscription amount of $10,982,735 (RMB75,000,000).  Fujian WangGang funded the total capital commitment in January 2011.  As of June 29, 2010, Wonder Dredging held 50% of the ownership of the Company and Fujian WangGang held the remaining 50%.

(d) Purchase of a dredger

On January 4, 2011, the Company entered into a purchase agreement with Lutong Highway, a related party of the Company, for the purchase of dredger Xinggangjun 9.  The total purchase price was approximately $13.6 million (equivalent to RMB89.8 million).  The consideration was determined by reference to the valuation report value of $14.6 million (RMB96.6 million) with a 7% discount.  The consideration was payable before January 31, 2011, and on January 21, 2011, the full consideration was paid.

CHARDAN ACQUISITION CORP.
(A DEVELOPMENT STAGE COMPANY)

CONTENTS

PAGE
CONDENSED BALANCE SHEETS AS OF JUNE 30, 2010 (UNAUDITED) AND AS OF SEPTEMBER 30, 2009	F-63
CONDENSED STATEMENTS OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2010 AND 2009 AND FOR THE PERIOD FROM SEPTEMBER 26, 2008 (INCEPTION) TO JUNE 30, 2010 (UNAUDITED)	F-64
CONDENSED STATEMENT OF CHANGES IN STOCKHOLDERS’ DEFICIENCY FOR THE PERIOD FROM SEPTEMBER 26, 2008 (INCEPTION) TO JUNE 30, 2010 (UNAUDITED)	F-65
CONDENSED STATEMENTS OF CASH FLOWS FOR THE NINE MONTHS ENDED JUNE 30, 2010 AND 2009 AND FOR THE PERIOD FROM SEPTEMBER 26, 2008 (INCEPTION) TO JUNE 30, 2010 (UNAUDITED)	F-66
NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)	F-67– F-69

Chardan Acquisition Corp.
(A Development Stage Company)

Condensed Balance Sheets

	June 30, 2010	September 30, 2009
	(Unaudited)
ASSETS
Current Assets
Prepaid Expense	$1,515	$—
Total Assets	$1,515	$—
LIABILITIES AND STOCKHOLDERS’ DEFICIENCY
Current Liabilities
Accounts payable	$750	$8,411
Note payable – related party	33,688	4,065
Total Liabilities	34,438	12,476
Commitments and Contingencies
Stockholders’ Deficiency
Common stock, no par value; 50,000 shares authorized, 50,000 and 50,000 shares issued and outstanding, respectively	31,499	23,010
Deficit accumulated during the development stage	(64,422)	(35,486)
Total Stockholders’ Deficiency	(32,923)	(12,476)
Total Liabilities and Stockholders’ Deficiency	$1,515	$—

See accompanying notes to condensed unaudited financial statements

Chardan Acquisition Corp.
(A Development Stage Company)

Condensed Statements of Operations
(Unaudited)

	For the Three Months Ended June 30, 2010	For the Three Months Ended June 30, 2009	For the Nine Months Ended June 30, 2010	For the Nine Months Ended June 30, 2009	For the Period from September 26, 2008 (Inception) to June 30, 2010
Operating Expenses
Professional fees	$10,540	$4,950	$17,669	$18,794	$41,073
General and administrative	4,050	3,679	10,578	9,472	22,660
Total Operating Expenses	14,590	8,629	28,247	28,266	63,733
Loss from Operations	(14,590)	(8,629)	(28,247)	(28,266)	(63,733)
Other Expenses
Interest Expense	(378)	—	(689)	—	(689)
LOSS FROM OPERATIONS BEFORE INCOME TAXES	(14,968)	(8,629)	(28,936)	(28,266)	(64,422)
Provision for Income Taxes	—	—	—	—	—
NET LOSS	$(14,968)	$(8,629)	$(28,936)	$(28,266)	$(64,422)
Net Loss Per Share – Basic and Diluted	$(0.30)	$(0.17)	$(0.58)	$(0.64)
Weighted average number of shares outstanding during the period – Basic and Diluted	50,000	50,000	50,000	44,493

See accompanying notes to condensed unaudited financial statements

Chardan Acquisition Corp.
(A Development Stage Company)

Condensed Statement of Changes in Stockholders’ Deficiency
For the Period from September 26, 2008 (Inception) to June 30, 2010
(Unaudited)

	Common stock		Deficit accumulated during development stage	Total Stockholders’ Deficiency
	Shares	Amount
Balance, September 26, 2008 (Inception)	—	$—	$—	$—
Common stock issued for services to founder ($0.0027/Sh)	3,676	10	—	10
Net loss for the period from September 26, 2008 (inception) to September 30, 2008	—	—	(1,510)	(1,510)
Balance, September 30, 2008	3,676	10	(1,510)	(1,500)
Common stock issued for cash ($0.27/Sh)	46,324	12,600	—	12,600
In-kind contribution of services	—	10,400	—	10,400
Net loss for the year ended September 30, 2009	—	—	(33,976)	(33,976)
Balance, September 30, 2009	50,000	23,010	(35,486)	(12,476)
In-kind contribution of services	—	7,800	—	7,800
In-kind contribution of interest	—	689	—	689
Net loss for the nine months ended June 30, 2010	—	—	(28,936)	(28,936)
Balance, June 30, 2010	50,000	$31,499	$(64,422)	$(32,923)

See accompanying notes to condensed unaudited financial statements

Chardan Acquisition Corp.
(A Development Stage Company)

Condensed Statements of Cash Flows
(Unaudited)

	For the Nine Months Ended June 30, 2010	For the Nine Months Ended June 30, 2009	For the Period from September 26, 2008 (Inception) to June 30, 2010
Cash Flows Used In Operating Activities:
Net Loss	$(28,936)	$(28,266)	$(64,422)
Adjustments to reconcile net loss to net cash used in operations
Common stock issued for services	—	—	10
In-kind contribution of interest	689	—	689
In-kind contribution of services	7,800	7,800	18,200
Changes in operating assets and liabilities:
Increase in prepaid expenses	(1,515)	—	(1,515)
Increase in accounts payable	(7,661)	3,800	750
Net Cash Used In Operating Activities	(29,623)	(16,666)	(46,288)
Cash Flows From Financing Activities:
Proceeds from loan payable – related party	29,623	4,066	33,688
Proceeds from issuance of common stock	—	12,600	12,600
Net Cash Provided by Financing Activities	29,623	16,666	46,288
Net Increase in Cash	—	—	—
Cash at Beginning of Period	—	—	—
Cash at End of Period	$—	$—	$—
Supplemental disclosure of cash flow information:
Cash paid for interest	$—	$—	$—
Cash paid for taxes	$—	$—	$—

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

It is management’s opinion, however that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statements presentation.  The results for the interim period are not necessarily indicative of the results to be expected for the year.

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

(C) Cash and Cash Equivalents

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less to be cash equivalents.  As of June 30, 2010 and September 30, 2009, respectively, the Company had no cash equivalents.

(D) Loss Per Share

Basic and diluted net loss per common share is computed based upon the weighted average common shares outstanding as defined by FASB Accounting Standards Codification Topic 260, “Earnings Per Share.” As of June 30, 2010 and September 30, 2009, respectively, there were no common share equivalents outstanding.

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

NOTE 2 NOTE PAYABLE — RELATED PARTY

For the year ended September 30, 2009, Chardan Capital Markets, LLC, the Company’s controlling shareholder and related party, loaned the Company $4,065.  The Company entered into a written promissory note concerning this obligation.  The loan is non-interest bearing and payable on demand.

For the nine months ended June 30, 2010, Chardan Capital Markets, LLC, a related party, loaned the Company $29,623.  The Company entered into a written promissory note concerning this obligation.  The loan is non-interest bearing and payable on demand.

As of June 30, 2010, total loan payable — related party is $33,688 (see Note 4).

NOTE 3 STOCKHOLDERS’ DEFICIENCY

(A) Stock Issued for Services

On September 26, 2008, the Company issued 3,676 shares of common stock to its founder having a fair value of $10 ($0.0027/share) in exchange for services provided.  See Note 3(D) and 4.

(B) Stock Issued for Cash

On November 4, 2008, the Company issued 46,324 shares of common stock for cash of $12,600 ($0.27/share) to a related party.  See Note 3(D) and 4.

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

(D) Amendment to Articles of Incorporation/Redomestication

Effective May 25, 2010, the Company effected a change in domicile from the State of Nevada to the Territory of the British Virgin Islands.  Effective the same date, the Company’s authorized capital was changed from 100,000,000 common shares $0.0001 par value to 50,000 common shares without a par value and from 10,000,000 preferred shares $0.0001 par value to no preferred shares authorized.  Common Stock is the only authorized capital of the Company.  All basic and diluted loss per share and average shares outstanding information has been adjusted to reflect the Redomestication from the date of inception.

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

As of June 30, 2010, the total loan payable — related party is $33,688 (see Note 2).

For the nine months ended June 30, 2010 a shareholder of the Company contributed $689 of in kind contribution of interest on behalf of the Company (see Note 3(C)).

For the year ended September 30, 2009, the shareholders of the Company contributed services having a fair value of $10,400 (see Note 3(C)).

For the nine months ended June 30, 2010 the shareholders of the Company contributed services having a fair value of $7,800 (see Note 3(C)).

On November 4, 2008, the Company issued 46,324 shares of common stock for cash of $12,600 ($0.27/share) to CCM, a related party (see Note 3(B)).

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

CHARDAN ACQUISITION CORP.
(A DEVELOPMENT STAGE COMPANY)

CONTENTS

PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-71
BALANCE SHEETS AS OF JANUARY 31, 2010 AND SEPTEMBER 30, 2009	F-72
STATEMENTS OF OPERATIONS FOR THE PERIOD FROM OCTOBER 1, 2009 TO JANUARY 31 2010, FOR THE PERIOD FROM OCTOBER 1, 2008 TO JANUARY 31, 2009 (UNAUDITED), FOR THE YEAR ENDED SEPTEMBER 30, 2009, FOR THE PERIOD FROM SEPTEMBER 26, 2008 (INCEPTION) TO SEPTEMBER 30, 2008 AND FOR THE PERIOD FROM SEPTEMBER 26, 2008 (INCEPTION) TO JANUARY 31, 2010
F-73
STATEMENT OF CHANGES IN STOCKHOLDERS’ DEFICIENCY FOR THE PERIOD FROM SEPTEMBER 26, 2008 (INCEPTION) TO JANUARY 31, 2010	F-74
STATEMENTS OF CASH FLOWS FOR THE PERIOD FROM OCTOBER 1, 2009 TO JANUARY 31 2010, FOR THE PERIOD FROM OCTOBER 1, 2008 TO JANUARY 31, 2009 (UNAUDITED), FOR THE YEAR ENDED SEPTEMBER 30, 2009, FOR THE PERIOD FROM SEPTEMBER 26, 2008 (INCEPTION) TO SEPTEMBER 30, 2008 AND FOR THE PERIOD FROM SEPTEMBER 26, 2008 (INCEPTION) TO JANUARY 31, 2010
F-75
NOTES TO FINANCIAL STATEMENTS.	F-76 – F-79

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of:
Chardan Acquisition Corp.
(A Development Stage Company)

We have audited the accompanying balance sheets of Chardan Acquisition Corp. (a development stage company) as of January 31, 2010 and September 30, 2009, and the related statements of operations, changes in stockholders’ deficiency and cash flows for the four month period ended January 31, 2010, the year ended September 30, 2009, the period from September 26, 2008 (Inception) to September 30, 2008 and the period from September 26, 2008 (Inception) to January 31, 2010.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Chardan Acquisition Corp. (a development stage company) as of January 31, 2010 and September 30, 2009 and the results of its operations and its cash flows for the four month period ended January 31, 2010, the year ended September 30, 2009, the period from September 26, 2008 (Inception) to September 30, 2008 and the period from September 26, 2008 (Inception) to January 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 5 to the financial statements, the Company has no operations and has a net loss of $47,682 from Inception, a working capital and stockholders’ deficiency of $20,935 at January 31, 2010 and used cash in operations from $18,781 from Inception.  These factors raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans concerning these matters are also described in Note 5.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

WEBB & COMPANY, P.A.
Certified Public Accountants

Boynton Beach, Florida
August 30, 2010

Chardan Acquisition Corp.
(A Development Stage Company)

Balance Sheets

	January 31, 2010	September 30, 2009
ASSETS
Total Assets	$—	$—
LIABILITIES AND STOCKHOLDERS’ DEFICIENCY
Current Liabilities
Loans payable – related party	$14,754	$8,411
Accounts payable	6,181	4,065
Total Liabilities	20,935	12,476
Commitments and Contingencies	—	—
Stockholders’ Deficiency
Common stock, no par value; 50,000 shares authorized, 50,000 and 50,000 shares issued and outstanding, respectively	26,747	23,010
Deficit accumulated during the development stage	(47,682)	(35,486)
Total Stockholders’ Deficiency	(20,935)	(12,476)
Total Liabilities and Stockholders’ Deficiency	$—	$—

See accompanying notes to financial statements.

Chardan Acquisition Corp.
(A Development Stage Company)

Statements of Operations

	For the Period From October 1, 2009 to January 31, 2010	For the Period From October 1, 2008 to January 31, 2009	For the Year Ended September 30, 2009	For the Period from September 26, 2008 (Inception) to September 30, 2008	For the Period from September 26, 2008 (Inception) to January 31, 2010
		(Unaudited)
Operating Expenses
Professional fees	$7,129	$13,019	$21,904	$1,500	$30,533
General and administrative	4,797	4,035	12,072	10	16,879
Total Operating Expenses	11,926	17,054	33,976	1,510	47,412
Loss from Operations	(11,926)	(17,054)	(33,976)	(1,510)	(47,412)
Other Expenses
Interest Expense	(270)	—	—	—	(270)
LOSS FROM OPERATIONS BEFORE INCOME TAXES	(12,196)	(17,054)	(33,976)	(1,510)	(47,682)
Provision for Income Taxes	—	—	—	—	—
NET LOSS	$(12,196)	$(17,054)	$(33,976)	$(1,510)	$(47,682)
Net Loss Per Share – Basic and Diluted	$(0.24)	$(0.46)	$(0.74)	$(0.41)
Weighted average number of shares outstanding during the period – Basic and Diluted	50,000	37,090	45,673	3,676

See accompanying notes to financial statements.

Chardan Acquisition Corp.
(A Development Stage Company)

Statement of Changes in Stockholders’ Deficiency
For the Period from September 26, 2008 (Inception) to January 31, 2010

	Common stock		Deficit accumulated during development stage	Total Stockholders’ Deficiency
	Shares	Amount
Balance, September 26, 2008 (inception)	—	$—	$—	$—
Common stock issued for services to founder ($0.0027/Sh)	3,676	10	—	10
Net loss for the period from September 26, 2008 (inception) to September 30, 2008	—	—	(1,510)	(1,510)
Balance, September 30, 2008	3,676	10	(1,510)	(1,500)
Common stock issued for cash ($0.27/Sh)	46,324	12,600	—	12,600
In kind contribution of services	—	10,400	—	10,400
Net loss for the year ended September 30, 2009	—	—	(33,976)	(33,976)
Balance, September 30, 2009	50,000	23,010	(35,486)	(12,476)
In kind contribution of services	—	3,467	—	3,467
In kind contribution of interest	—	270	—	270
Net loss for the period from October 1, 2009 to January 31, 2010	—	—	(12,196)	(12,196)
Balance, January 31, 2010	50,000	$26,747	$(47,682)	$(20,935)

See accompanying notes to financial statements.

Chardan Acquisition Corp.
(A Development Stage Company)

Statements of Cash Flows

	For the Period from October 1, 2009 to January 31, 2010	For the Period from October 1, 2008 to January 31, 2009	For the Year Ended September 30, 2009	For the Period From September 26, 2008 (Inception) to September 30, 2008	For the Period from September 26, 2008 (Inception) to January 31, 2010
		(Unaudited)
Cash Flows Used In Operating Activities:
Net Loss	$(12,196)	$(17,054)	$(33,976)	$(1,510)	$(47,682)
Adjustments to reconcile net loss to net cash used in operations
Common stock issued for services	—	—	—	10	10
In-kind contribution of interest	270	—	—	—	270
In-kind contribution of services	3,467	3,467	10,400	—	13,867
Changes in operating assets and liabilities:
Increase in accounts payable	6,343	987	6,911	1,500	14,754
Net Cash Used In Operating Activities	(2,116)	(12,600)	(16,665)	—	(18,781)
Cash Flows From Financing Activities:
Proceeds from loan payable – related party	2,116	—	4,065	—	6,181
Proceeds from issuance of common stock	—	12,600	12,600	—	12,600
Net Cash Provided by Financing Activities	2,116	12,600	16,665	—	18,781
Net Increase in Cash	—	—	—	—	—
Cash at Beginning of Period	—	—	—	—	—
Cash at End of Period	$—	$—	$—	$—	$—
Supplemental disclosure of cash flow information:
Cash paid for interest	$—	$—	$—	$—	$—
Cash paid for taxes	$—	$—	$—	$—	$—

See accompanying notes to financial statements.

CHARDAN ACQUISITION CORP.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ORGANIZATION

(A) Organization

Chardan Acquisition Corp. (a development stage company) (the “Company”) was incorporated under the laws of the State of Nevada on September 26, 2008.  Effective May 25, 2010, the Company redomesticated from the State of Nevada to the Territory of the British Virgin Islands.

The Company was formed to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions.  It has been in the developmental stage since inception and has no operations to date other than issuing shares to the Company’s original shareholder.  It will attempt to locate and negotiate with a business entity for the combination of that target company with us.  The combination will normally take the form of a merger, stock- for-stock exchange or stock-for-assets exchange.  In most instances, the target company will wish to structure the business combination to be within the definition of a tax-free reorganization under Section 351 or Section 368 of the Internal Revenue Code of 1986, as amended.  No assurances can be given that it will be successful in locating or negotiating with any target company.

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

(C) Cash and Cash Equivalents

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less to be cash equivalents.  As of January 31, 2010 and September 30, 2009, respectively, the Company had no cash equivalents.

(D) Loss Per Share

Basic and diluted net loss per common share is computed based upon the weighted average common shares outstanding as defined by FASB Accounting Standards Codification Topic 260, “Earnings Per Share.” As of January 31, 2010, January 31, 2009, September 30, 2009, and September 30, 2008, respectively, there were no common share equivalents outstanding.

(E) Income Taxes

In the BVI, there are no income or other business taxes applicable to the Company.  However, the facts and circumstances of the Redomestication are such that the Company management believes the Company remains subject to the continuing jurisdiction of the United States and accruals of tax reflect that assumption.  The Company accounts for income taxes under FASB Codification Topic 740-10-25 (“ASC 740-10-25”).  Under ASC 740-10-25, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  Under ASC 740-10-25, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

As of January 31, 2010, the Company has net operating loss carryforwards of approximately $33,500 available to offset future taxable income through 2030.  The valuation allowance for the period from October 1, 2009 to January 31, 2010 was $11,402.  The valuation allowance at September 30, 2009 was $8,526.  The net change in the valuation allowance for the period ended January 31, 2010 was an increase of $2,876.

	January 31, 2010	September 30, 2009
Expected income tax recovery (expense) at the statutory rate of 34%	$(4,147)	$(11,552)
Tax effect of expenses that are not deductible for income tax purposes (net of other amounts deductible for tax purposes)	1,271	3,536
Tax effect of differences in the timing of deductibility of items for income tax purposes	—	—
Change in valuation allowance	2,876	8,016
Provision for income taxes	$—	$—

The components of deferred income taxes are as follows:

	January 31, 2010	September 30, 2009
Deferred income tax asset:
Net operating loss carryforwards	$11,402	$8,526
Valuation allowance	(11,402)	(8,526)
Deferred income taxes	$—	$—

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

NOTE 2 NOTE PAYABLE — RELATED PARTY

For the year ended September 30, 2009, a related party loaned the Company $4,065.  The Company entered into a written promissory note concerning this obligation.  The loan is noninterest bearing and payable on demand (see Note 4).

As of January 31, 2010, total loan payable — related party is $6,181 (see Note 4).

NOTE 3 STOCKHOLDERS’ DEFICIENCY

(A) Stock Issued for Services

On September 26, 2008, the Company issued 3,676 shares of common stock to its founder having a fair value of $10 ($0.0027/share) in exchange for services provided (see Note 3(D) and 4).

(B) Stock Issued for Cash

On November 4, 2008, the Company issued 46,324 shares of common stock for cash of $12,600 ($0.27/share) to a related party (see Note 3(D) and 4).

(C) In Kind Contribution of Services

For the period from October 1, 2009 to January 31, 2010, the shareholder of the Company contributed $270 of in kind contribution of interest on behalf of the Company (see Note 4).

For the year ended September 30, 2009, the shareholders of the Company contributed services having a fair value of $10,400 (see Note 4).

For the period from October 1, 2009 to January 31, 2010, the shareholders of the Company contributed services having a fair value of $3,467 (see Note 4).

(D) Amendment to Articles of Incorporation/Redomestication

Effective May 25, 2010, the Company redomesticated from the State of Nevada to the Territory of the British Virgin Islands.  Effective the same date, the Company’s authorized capital was changed from 100,000,000 of common shares $0.0001 par value to 50,000 common shares without a par value and from 10,000,000 of preferred shares $0.0001 par value to no preferred shares authorized.  Common Stock is the only authorized capital of the Company.  All basic and diluted loss per share and average shares outstanding information has been adjusted to reflect the aforementioned redomestication.

NOTE 4 RELATED PARTY TRANSACTIONS

For the year ended September 30, 2009, a related party loaned the Company $4,065.  The Company entered into a written promissory note concerning this obligation.  The loan is noninterest bearing and payable on demand.

For the period from October 1, 2009 to January 31, 2010, a related party loaned the Company $2,116.  The Company entered into various written promissory notes concerning those obligations.  These loans are non-interest bearing and payable on demand.

As of January 31, 2010, total loan payable — related party is $6,181 (see Note 2).

For the period from October 1, 2009 to January 31, 2010, the shareholder of the Company contributed $270 of in kind contribution of interest on behalf of the Company (see Note 3(C)).

For the year ended September 30, 2009, the shareholders of the Company contributed services having a fair value of $10,400 (see Note 3(C)).

For the period from October 1, 2009 to January 31, 2010, the shareholders of the Company contributed services having a fair value of $3,467 (see Note 4).

On November 4, 2008, the Company issued 46,324 shares of common stock for cash of $12,600 ($0.27/share) to a related party (see Note 3 (B)).

On September 26, 2008, the Company issued 3,676 shares of common stock to its founder having a fair value of $10 ($0.0027/share) in exchange for services provided (see Note 3(A)).

NOTE 5 GOING CONCERN

As reflected in the accompanying financial statements, the Company is in the development stage with no operations and has a net loss of $47,682 for the period from September 26, 2008 (inception) to January 31, 2010; and a working capital deficiency and stockholders’ deficiency of $20,935 at January 31, 2010.  This raises substantial doubt about its ability to continue as a going concern.  The ability of the Company to continue as a going concern is dependent on the Company’s ability to raise additional capital and implement its business plan.  The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Management believes that actions presently being taken to obtain additional funding and implement its strategic plans provide the opportunity for the Company to continue as a going concern.

NOTE 6 SUBSEQUENT EVENTS

On July 28, 2010, the Company’s Board of Directors authorized a change in the Company’s fiscal year end to January 31 from September 30.

On March 10, 2010, a related party loaned the Company $8,801.  The Company entered into a written promissory note concerning this obligation.  The loan is noninterest bearing and payable on demand.

On March 25, 2010, a related party loaned the Company $3,975.  The Company entered into a written promissory note concerning this obligation.  The loan is noninterest bearing and payable on demand.

On March 26, 2010, a related party loaned the Company $1,028.  The Company entered into a written promissory note concerning this obligation.  The loan is noninterest bearing and payable on demand.

On April 27, 2010, a related party loaned the Company $3,355.  The Company entered into a written promissory note concerning this obligation.  The loan is noninterest bearing and payable on demand.

On August 14, 2010, a related party loaned the Company $10,350.  The Company entered into a written promissory note concerning this obligation.  The loan is noninterest bearing and payable on demand.

Effective May 25, 2010, the Company redomesticated from the State of Nevada to the Territory of the British Virgin Islands.  Effective the same date, the Company’s authorized capital was changed from 100,000,000 of common shares $0.0001 par value to 50,000 common shares without a par value and from 10,000,000 of preferred shares $0.0001 par value to no preferred shares authorized.  Common Stock is the only authorized capital of the Company.  All basic and diluted loss per share and average shares outstanding information has been adjusted to reflect the aforementioned redomestication.

CHARDAN ACQUISITION CORP. (A DEVELOPMENT STAGE COMPANY)

CONTENTS

PAGE
CONDENSED BALANCE SHEETS AS OF SEPTEMBER 30, 2010 (UNAUDITED) AND AS OF JANUARY 31, 2010	F-81
CONDENSED STATEMENTS OF OPERATIONS FOR THE PERIOD FROM FEBRUARY 1, 2010 TO SEPTEMBER 30, 2010 (UNAUDITED) AND THE PERIOD FROM SEPTEMBER 26, 2008 (INCEPTION) TO JANUARY 31, 2010	F-82
CONDENSED STATEMENT OF CHANGES IN STOCKHOLDERS’ DEFICIENCY FOR THE PERIOD FROM SEPTEMBER 26, 2008 (INCEPTION) TO SEPTEMBER 30, 2010 (UNAUDITED)	F-83
CONDENSED STATEMENTS OF CASH FLOWS FOR THE PERIOD FROM FEBRUARY 1, 2010 TO SEPTEMBER 30, 2010 (UNAUDITED) AND FOR THE PERIOD FROM SEPTEMBER 26, 2008 (INCEPTION) TO JANUARY 31, 2010	F-84
NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)	F-85 – F-87

Chardan Acquisition Corp.
(A Development Stage Company)
Condensed Balance Sheets

	September 30, 2010	January 31, 2010
	(Unaudited)	(Audited)
ASSETS
Current Assets
Prepaid Expense	$1,010	$—
Total Assets	$1,010	$—
LIABILITIES AND STOCKHOLDERS’ DEFICIENCY
Current Liabilities
Accounts payable	$16,524	$6,181
Note payable – related party	34,640	14,754
Total Liabilities	51,164	20,935
Commitments and Contingencies Stockholders’ Deficiency
Common stock, no par value; 50,000 shares authorized, 50,000 and 50,000 shares issued and outstanding, respectively	34,098	26,747
Deficit accumulated during the development stage	(84,252)	(47,682)
Total Stockholders’ Deficiency	(50,154)	(20,935)
Total Liabilities and Stockholders’ Deficiency	$1,010	$—

See accompanying notes to condensed unaudited financial statements.

Chardan Acquisition Corp.
(A Development Stage Company)
Condensed Statements of Operations

	For the Period from February 1, 2010 to September 30, 2010	For the Period from September 26, 2008 (Inception) to January 31, 2010
	Unaudited	Audited
Operating Expenses
Professional fees	$26,514	$30,533
General and administrative	9,637	16,879
Total Operating Expenses	36,151	47,412
Loss from Operations	(36,151)	(47,412)
Other Expenses
Interest Expense	(419)	(270)
LOSS FROM OPERATIONS BEFORE INCOME TAXES	(36,570)	(47,682)
Provision for Income Taxes	—	—
NET LOSS	$(36,570)	$(47,682)
Net Loss Per Share – Basic and Diluted	$(0.73)	$(0.95)
Weighted average number of shares outstanding during the period – Basic and Diluted	50,000	50,000

See accompanying notes to condensed unaudited financial statements.

Chardan Acquisition Corp.
(A Development Stage Company)
Condensed Statement of Changes in Stockholders’ Deficiency
For the Period from September 26, 2008 (Inception) to September 30, 2010
(Unaudited)

	Common stock		Deficit accumulated	Total Stockholders’
	Shares	Amount	during development stage	Deficiency
Balance, September 26, 2008 (inception)	$—	$—	$—	$—
Common stock issued for services to founder ($0.0027/Sh)	3,676	10	—	10
Common stock issued for cash ($0.27/Sh)	46,324	12,600	—	12,600
In-kind contribution of service	—	13,867	—	13,867
In-kind contribution of interest	—	270	—	270
Net loss for the period September 26, 2008 (inception) to January 31, 2010	—	—	(47,682)	(47,682)
Balance, January 31, 2010	50,000	26,747	(47,682)	(20,935)
In-kind contribution of services	—	6,932	—	6,932
In-kind contribution of interest	—	419	—	419
Net loss for the period ended September 30, 2010	—	—	(36,570)	(36,570)
Balance, September 30, 2010	50,000	$34,098	$(84,252)	$(50,154)

See accompanying notes to condensed unaudited financial statements.

Chardan Acquisition Corp.
(A Development Stage Company)
Condensed Statements of Cash Flows
(Unaudited)

	For the Period from February 1, 2010 to September 30, 2010	For the Period from September 26, 2008 (Inception) to January 31, 2010
	Unaudited	Audited
Cash Flows Used In Operating Activities:
Net Loss	$(36,570)	$(47,682)
Adjustments to reconcile net loss to net cash used in operations
Common stock issued for services	—	10
In-kind contribution of interest	419	270
In-kind contribution of services	6,932	13,867
Changes in operating assets and liabilities:
Increase in prepaid expenses	(1,010)	—
Increase in accounts payable	10,343	14,754
Net Cash Used In Operating Activities	(19,886)	(18,781)
Cash Flows From Financing Activities:
Proceeds from loan payable-related party	19,886	6,181
Proceeds from issuance of common stock	—	12,600
Net Cash Provided by Financing Activities	28,459	18,781
Net Increase in Cash	—	—
Cash at Beginning of Period	—	—
Cash at End of Period	$—	$—
Supplemental disclosure of cash flow information:
Cash paid for interest	$—	$—
Cash paid for taxes	$—	$—

See accompanying notes to condensed unaudited financial statements.

CHARDAN ACQUISITION CORP.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONDENSED FINANCIAL STATEMENTS
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

It is management’s opinion, however that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statements presentation.  The results for the interim period are not necessarily indicative of the results to be expected for the year.

Activities during the development stage include developing the business plan and raising capital.

Effective May 25, 2010, the Company’s domicile was changed from the State of Nevada to the Territory of the British Virgin Islands (“BVI”) through a re-registration and continuation process (the “Redomestication”).  As a result of the continuation, the Company’s ordinary shares outstanding was designated as 50,000, and this number of shares has been used on a retroactively herein as applicable.

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

(C) Cash and Cash Equivalents

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less to be cash equivalents.  As of September 30, 2010 and January 31, 2010, respectively, the Company had no cash equivalents.

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

(H) Recent Accounting Pronouncements

In May 2009, the FASB issued guidance within Topic 855-10 (formerly SFAS 165, “Subsequent Events”) relating to subsequent events.  This guidance establishes principles and requirements for subsequent events.  This guidance defines the period after the balance sheet date during which events or transactions that may occur would be required to be disclosed in a company’s financial statements.  Public entities are required to evaluate subsequent events through the date that financial statements are issued.  This guidance also provides guidelines in evaluating whether or not events or transactions occurring after the balance sheet date should be recognized in the financial statements.  This guidance requires disclosure of the date through which subsequent events have been evaluated.  This Statement is effective for interim and annual periods ending after June 15, 2009.  The company has adopted this standard as of September 30, 2010.  The adoption of this standard does not have a material impact on the company’s financial statements.

(I) Fair Value of Financial Instruments

The carrying amounts on the Company’s financial instruments including accounts payable, approximate fair value due to the relatively short period to maturity for this instrument.

NOTE 2 NOTE PAYABLE — RELATED PARTY

For the period ended January 31, 2010, Chardan Capital Markets, LLC, the Company’s controlling shareholder and related party, loaned the Company $14,754.  The Company entered into a written promissory note concerning this obligation.  The loan is noninterest bearing and payable on demand.

For the period ended September 30, 2010, Chardan Capital Markets, LLC, a related party, loaned the Company $19,886.  The Company entered into a written promissory note concerning this obligation.  The loan is not interest-bearing and is payable on demand.

As of September 30, 2010, the total loan payable — related party is $34,640.

NOTE 3 STOCKHOLDERS’ DEFICIENCY

(A) Stock Issued for Services

On September 26, 2008, the Company issued 3,676 shares of common stock to its founder having a fair value of $10 ($0.0027/share) in exchange for services provided.  See Note 3(D) and 4.

(B) Stock Issued for Cash

On November 4, 2008, the Company issued 46,324 shares of common stock for cash of $12,600 ($0.27/share) to a related party.  See Note 3(D) and 4.

(C) In Kind Contribution

For the period ended January 31, 2010, the shareholders of the Company contributed services having a fair value of $13,867 (see Note 4).

For the period ended September 30, 2010, the shareholders of the Company contributed services having a fair value of $6,932 (see Note 4).

For the period ended January 31, 2010, the shareholders of the Company contributed $270 of in kind contribution of interest on behalf of the Company (see Note 4).

For the period ended September 30, 2010 the shareholder of the Company contributed $419 of in kind contribution of interest on behalf of the Company (see Note 4).

(D) Amendment to Articles of Incorporation/Redomestication

Effective May 25, 2010, the Company effected a change in domicile from the State of Nevada to the Territory of the British Virgin Islands.  Effective the same date, the Company’s authorized capital was changed from 100,000,000 common shares $0.0001 par value to 50,000 common shares without a par value and from 10,000,000 preferred shares $0.0001 par value to no preferred shares authorized.  Common Stock is the only authorized capital of the Company.  All basic and diluted loss per share and average shares outstanding information has been adjusted to reflect the Redomestication from the date of inception.

NOTE 4 RELATED PARTY TRANSACTIONS

For the period ended January 31, 2010, Chardan Capital Markets, LLC, a related party, loaned the Company $14,754.  The Company entered into a written promissory note concerning this obligation.  The loan is not interest-bearing and is payable on demand.

For the period ended September 30, 2010, Chardan Capital Markets, LLC, a related party, loaned the Company $19,886.  The Company entered into a written promissory note concerning this obligation.  The loan is not interest-bearing and is payable on demand.

As of September 30, 2010, the total loan payable — related party is $34,640 (see Note 2).

For the period ended January 31, 2010 a shareholder of the Company contributed $270 of in kind contribution of interest on behalf of the Company (see Note 3(C)).

For the period ended September 30, 2010, the shareholders of the Company contributed $419 of in kind contribution of interest on behalf of the Company (see Note 3(C)).

On November 4, 2008, the Company issued 46,324 shares of common stock for cash of $12,600 ($0.27/share) to CCM, a related party (see Note 3 (B)).

On September 26, 2008, the Company issued 3,676 shares to its founder having a fair value of $10 ($0.0027/share) in exchange for services provided (see Note 3(A)).

NOTE 5 SUBSEQUENT EVENT

On October 27, 2010, the Company entered into a merger with China Dredging Group Co., Ltd. China Dredging Group Co., Ltd. was the surviving entity in the Merger.  Pursuant to the merger agreement and upon the consummation thereof (i) all liabilities of the Company were satisfied or assumed by Chardan Capital Markets, LLC, a related party, including contingent tax liabilities arising from the merger, (ii) all promissory notes and other liabilities to Chardan Capital Markets, LLC were extinguished pursuant to a capital contribution agreement, and (iii) the Company was removed from the corporate register in the British Virgin Islands.

EXHIBIT INDEX

Exhibit No.	Description
1.1 (1)	Amended and Restated Memorandum of Association of China Dredging Group Co., Ltd.
1.2 (1)	Articles of Association of China Dredging Group Co., Ltd.
2.1	Specimen Ordinary Share Certificate.
4.1 (1)	Employment Agreement of Xinrong Zhuo.
4.2 (1)	Employment Agreement of Bin Lin.
4.3 (1)	Employment Agreement of Fangjie Gu.
4.4 (1)
Agreement and Plan of Merger by and among Chardan Acquisition Corp., Shareholders of Chardan Acquisition Corp., China Dredging Group Co., Ltd. and Shareholders Of China Dredging Group Co., Ltd. dated October 27, 2010.

4.5 (1)	Securities Purchase Agreement by and among China Dredging Group Co., Ltd. and the Purchasers Listed on Exhibit A thereto, dated October 29, 2010.
4.6 (1)	Registration Rights Agreement dated October 29, 2010.
4.7 (1)	Securities Escrow Agreement dated October 29, 2010.
4.8 (3)	Contracted Management Agreement by and among Fujian WangGang Dredging Construction Co., Ltd., Wonder Dredging LLC and Fujian Xing Gang Port Service Ltd., dated June 30, 2010.
4.9 (3)	Equity Interest Pledge Agreement by and among Qing Lin, Panxing Zhuo, Fujian WangGang Dredging Construction Co., Ltd. and Wonder Dredging LLC, dated June 30, 2010.
4.10 (3)
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
4.13 (1)
Engineering Boat Purchase and Sale Contract for Xinggangjun #3 by and between Yiyang Zhonghai Boats and Ships Limited Liability Company and Fujian Xing Gang Shipping Service Co., Ltd., January 13, 2008

4.14 (1)
“Hongtaihai” Engineering Boat Purchase and Sale Contract for Xinggangjun #66 by and between Taizhou Hongtaihai Port Engineering Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., March 23, 2008.

4.15 (1)
Engineering Boat Purchase and Sale Contract for Xinggangjun #6 by and between Yiyang Zhonghai Boats and Ships Limited Liability Company and Fujian Xing Gang Shipping Service Co., Ltd., dated January 18, 2008.

4.16 (1)	Engineering Boat Purchase and Sale Contract by and between Yiyang Zhonghai Boats and Ships Limited Liability Company and Fujian Xing Gang Shipping Service Co., Ltd., dated May 20, 2009.
4.17 (1)	Crewmen Dispatch Contract for Xinggangjun #3 by and between Fujian Haiyi International Shipping Service Agency Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., April 21, 2008.
4.18 (1)	Crewmen Dispatch Contract for Xinggangjun #66 by and between Fujian Haiyi International Shipping Service Agency Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., February 21, 2008.
4.19 (1)	Crewmen Dispatch Contract for Xinggangjun #6 by and between Fujian Haiyi International Shipping Service Agency Co., Ltd. and Fujian Xinggang Shipping Service Co., Ltd., dated April 21, 2008.
4.20 (1)	Ship Lease Contract for Hengshengjun #88 by and between Lianyungang Hengrong Shipping Service Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., dated January 8, 2008.
4.21 (1)	Crewmen Assignment Agreement for Hengshengjun #88 by and between Lianyungang Hengrong Shipping Service Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., dated January 8, 2008.

4.22 (1)	Ship Lease Supplemental Agreement for Hengshengjun #88 by and between Lianyungang Hengrong Shipping Service Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., dated April 13, 2010.
4.23 (1)	Crewmen Assignment Supplemental Agreement for Hengshengjun #88 by and between Lianyungang Hengrong Shipping Service Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., dated May 21, 2010.
4.24 (1)	Ship Lease Contract for Xinggangjun #9 by and between Fujian Lutong Highway Engineering Construction Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., dated May 20, 2008.
4.25 (1)	Crewmen Assignment Agreement for Xinggangjun #9 by and between Fujian Lutong Highway Engineering Construction Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., dated May 20, 2008.
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

4.36 (1)	Office Lease Agreement by and between LIN Ping and Fujian Xing Gang Shipping Service Co., Ltd., dated January 1, 2008.
4.37 (1)	Office Lease Agreement by and between LIN Ping and Fujian Xing Gang Port Service Co., Ltd., dated January 1, 2010.
4.38 (1)	Office Lease Supplemental Agreement by and between LIN Ping and Fujian Xing Gang Port Service Co., Ltd., dated March 30, 2010.
4.39 (2)	Employment Agreement by and between Fangjie Gu and Fujian Xing Gang Port Service Co., Ltd. dated January 24, 2011.
4.40 (2)	Supplemental Employment Agreement by and between Fangjie Gu and China Dredging Group Co., Ltd.
4.41	Employment Agreement of Alfred Ho.
8.1 (1)	List of Subsidiaries.
12.1	Certification of Principal Executive Officer required by Rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Principal Financial Officer required by Rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C., Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C., Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Letter from Webb & Company

(1)  Previously filed as an Exhibit to Form 20-F filed on November 2, 2010 (File # 000-53465).
(2)  Previously filed as an Exhibit to Amendment No. 1 to Form F-1 filed on February 15, 2011 (File # 333-171484).
(3)  Previously filed as an Exhibit to Amendment No. 2 to Form F-1 filed on March 29, 2011 (File # 333-171484).