Form 20-F
period 2011-12-31
China Dredging Group Co., Ltd.
filed 2012-04-27
CIK 1447976

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 (Mark one)

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011.

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

On December 31, 2011, the registrant had 52,677,323 ordinary shares outstanding.

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

CERTAIN INFORMATION

Unless we indicate otherwise or the context otherwise requires, and for purposes of this Report only:

•	All share and per share data have been presented to give retrospective effect to our reorganization as described in the section entitled “Information on the Company—Our Corporate Structure.”

•	“We,” “us,” “our company,” “our” and “China Dredging” refer to China Dredging Group Co., Ltd., a BVI company, and its subsidiaries and variable interest entities.

•	“China Dredging HK” refers to China Dredging (HK) Company Limited, a company organized under the laws of Hong Kong, a wholly owned subsidiary of China Dredging.

•	“Fujian Service” refers to Fujian Xing Gang Port Service Co., Ltd., our operating business in the PRC.

•	“Fujian WangGang” refers to Fujian WangGang Dredging Construction Co., Ltd., a PRC company, a wholly owned subsidiary of China Dredging HK and a wholly foreign-owned enterprise under PRC law. Fujian WangGang holds 50% of the equity interest in Fujian Service.

•	“Wonder Dredging” refers to Wonder Dredging Engineering LLC, a PRC company, which holds a 50% equity interest in Fujian Service. The shareholders of Wonder Dredging have transferred 100% of the economic benefit of Fujian Service and full voting and management control to Fujian WangGang.

•	“CAC” refers to Chardan Acquisition Corp., a BVI company.

•	The “Merger” refers to the merger of CAC with and into China Dredging, which was consummated on October 27, 2010.

•	“2010 Private Placement” refers to our private placement, between October 2010 to December 21, 2010, in multiple closings, of an aggregate of 10,012,987 preferred shares, at a purchase price of $5.00 per share with gross proceeds of approximately $50.1 million.

•	“ADSs” refers to American depositary shares, each of which will represent one of our ordinary shares, and “ADRs” refers to American depositary receipts, which, if issued, evidence ADSs.

•	“Shares” or “ordinary shares” refers to our ordinary shares, no par value per share, and “preferred shares” refers to our Class A preferred shares, no par value per share.

•	“BVI” refers to the British Virgin Islands.

•	“China” or the “PRC” refers to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan.

•	The “U.S.” and the “United States” refers to the United States of America.

•	“RMB” or “Renminbi” refers to the legal currency of China and “$,” “dollar,” “US$” or “U.S. dollar” refers to the legal currency of the United States.

This Report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader.  Unless otherwise noted, including in the notes to our financial statements, all translations from Renminbi to U.S. dollars were made at the rate of US$1 = RMB6.2939 or US$1 = RMB6.4475. The Closing rate of 6.2939 is the exchange rate at the balance sheet date while the average rate of 6.4475 used in translating the results of operations and cash flow. We make no representation that the Renminbi or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

FORWARD-LOOKING STATEMENTS

This Report contains “forward-looking statements” that represent our beliefs, projections and predictions about future events. All statements other than statements of historical fact are “forward-looking statements” including any projections of earnings, revenue or other financial items, any statements of the plans, strategies and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, and any statements of assumptions underlying any of the foregoing. Words such as “may,” “‘will,” “‘should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar expressions, as well as statements in the future tense, identify forward-looking statements.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.           Selected Financial Data

The summary consolidated financial and operating data as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009 have been derived from our audited financial statements included elsewhere in this Report and reflect our financial results and position. This information is only a summary and should be read together with the financial statements, the related notes, the section entitled “Operating and Financial Review and Prospects” and other financial information included in this Report.

Our audited financial statements are prepared and presented in accordance with U.S. GAAP. Our results of operations in any period may not necessarily be indicative of the results that may be expected for any future period. See “Risk Factors” included elsewhere in this Report.

	For the Years Ended
	December 31,
Statements of Operations Data	2011	2010	2009

Contract revenue	$226,953,070	$131,405,665	$80,333,891
Cost of contract revenue	(98,906,986)	(58,723,528)	(38,715,490)
Gross profit	128,046,084	72,682,137	41,618,401
General and administrative expenses	(9,444,718)	(7,159,793)	(2,531,132)
Income from operations	118,601,366	65,522,344	39,087,269

Total other income (expense)	7,897,965	(731,668)	(726,020)

Income before income taxes	126,499,331	64,790,676	38,361,249
Income tax expense	(30,107,070)	(16,556,396)	(9,596,651)
Net income	96,392,261	48,234,280	28,764,598
Accretion of discount on Class A Preferred Shares	(6,135,012)	(22,293,720)	-
Net income attributable to ordinary shareholders	$90,257,249	$25,940,560	$28,764,598

Earnings per ordinary share
- Basic	$1.71	$0.50	$0.55
- Diluted	$1.54	$0.50	$0.55

Weighted average number of ordinary shares outstanding
- Basic	52,677,323	52,264,994	52,177,323
- Diluted	62,690,310	52,264,994	52,177,323

	December 31,
Balance Sheets Data	2011	2010
Assets
Total current assets	$160,257,293	$102,411,948
Total other assets	123,041,949	76,823,403
Total assets	$283,299,242	$179,235,351

Liabilities and equity
Liabilities
Total current liabilities	$24,287,264	$11,910,076
Total non-current liabilities	-	15,618,995
Total liabilities	24,287,264	27,529,071
Class A Preferred Shares	50,064,935	43,929,923
Total shareholders’ equity	208,947,043	107,776,357
Total liabilities and equity	$283,299,242	$179,235,351

Backlog	Amount
Backlog balance at December 31, 2010	$62,310,751
New contracts entered during the year ended December 31, 2011	220,006,390
Add: Adjustment of contracts due to change of orders during the year	331,734
Adjusted contract amount at December 31, 2011	282,648,875
Less: Contract revenue earned during the year ended December 31, 2011	(226,953,070)
Backlog balance at December 31, 2011	$55,695,805

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

	Noon Buying Rate
Period	Period End	Average (1)	Low	High
		(RMB per $1.00)
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7696	6.8330	6.6000
2011	6.2939	6.4629	6.6364	6.2939
2012
January	6.3080	6.3119	6.3330	6.2940
February	6.2935	6.2997	6.3120	6.2935
March	6.2975	6.3125	6.3315	6.2975

(1)	Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.

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

Our customer base has been, and we expect it to remain, highly concentrated.  For each of the years ended December 31, 2011, 2010 and 2009, four customers accounted for 65.8%, 78.1% and 100%, respectively, of our total revenues.  We expect our total revenues to remain heavily concentrated with a small group of customers.  We may lose customers from time to time, and if our customer base remains highly concentrated, the loss of, or reduction of our sales to, any such major customers could have a material adverse effect on our business, operating results and financial condition.

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

Our operations are subject to hazards inherent in providing dredging and related support services, such as the risk of equipment failure, vessel collision or other transit related accidents, industrial accidents, fire and explosion.  These hazards can cause personal injuries and losses of lives, business interruptions, property and equipment damage, pollution and environmental damage.  We may be subject to claims as a result of incidents relating to these and other hazards.  For example, Fujian Service was sued in four related lawsuits brought by several individuals in Wenzhou, China, in May 2010.  The lawsuits related to a traffic accident that allegedly caused the deaths of two people and injuries to two other people.  The plaintiffs alleged that a truck was hired for the Wenzhou Lingkun working area multiple function port construction project, or the Lingkun Construction Project, and that the owner, the general contractor and Fujian Service as the subcontractor of the Lingkun Construction Project, all of whom were named as co-defendants in these lawsuits, were responsible for the damages.  The plaintiffs claimed total damages of approximately $0.6 million.  Although in 2011 Fujian Service was held not responsible for any of the plaintiffs’ claims, similar unpredictable events could occur in the future and adversely affect our operations.

We normally seek to limit our exposure to these claims and liabilities through contractual limitations of liability and insurance.  These measures, however, may not always be effective for various reasons outside of our control, including, among others:

•	In some of the jurisdictions in which we operate, environmental and workers’ compensation liabilities may be assigned to us as a matter of law and may not be limited through contracts; and

•	Insurance coverage may not be sufficient because it may not be possible to obtain adequate insurance against some risks on commercially reasonable terms, or at all. Insurance products, in particular, have become increasingly expensive and sometimes very difficult to obtain. In this regard, consistent with what we believe is customary practice in the PRC, we do not carry any business interruption insurance. While we do have Ship Pollution Liability coverage for certain environmental damage and third-party losses that arise from fuel or chemical leaks from the three vessels that we own, there may be circumstances in which we would not be fully covered or compensated for losses and liabilities arising from interruptions to our operations, construction accidents, defects in our work or other risks by insurance that we have maintained. Our Ship Pollution Liability coverage is for up to approximately $775,000 annually for Xinggangjun #66, $388,000 annually for Xinggangjun #3, $327,000 annually for Xinggangjun #6 and $327,000 annually for Xinggangjun #9.

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

Backlog represents our estimate of the contract value of work that remains to be completed on firm contracts that have not yet commenced and on contracts in progress as at a certain date.  The contract value of a project represents the revenue we expect to receive under the terms of the contract if it is performed in accordance with its terms.  As of December 31, 2011, we had a backlog of approximately $55.7 million.  The revenues anticipated by our backlog may not be realized and, if realized, may not result in profits.  Projects may remain in backlog for an extended period of time.  In addition, project cancellations or scope adjustments may occur from time to time, which could reduce the dollar amount of the backlog and the revenue and profits that are ultimately earned from the contracts.  For instance, in October 2010 we formally deferred three contracts totaling approximately $44.6 million that were reported in our backlog as of June 30, 2010, which by mutual agreement were replaced by three other one-year contracts with an aggregate contract value of approximately $61.0 million.  Accordingly, investors should not unduly rely on the backlog information presented in this Report as an indicator of our future earnings.  In addition, since our backlog represents less than six months of potential revenue, our longer-term results depend significantly on our ability to convert our bid- and negotiation-stage project pipeline into backlog, which we may be unable to do.

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

The PRC government has published extensive environmental, safety and health regulations with which we need to comply.  Failure to comply with these regulations may result in penalties, fines, suspension or revocation of our licenses or permits to conduct business, and litigation.  Given the magnitude and complexity of these regulations, compliance with them may be difficult or involve the expenditure of significant financial and other resources to establish effective compliance and monitoring systems.  In addition, these regulations are constantly evolving.  The PRC government may impose additional or stricter laws or regulations, compliance with which may cause us to incur significant costs that we may not be able to pass on to our customers.  Furthermore, some of the new overseas markets that we are seeking to enter may have more onerous environmental, safety and health regulations than China, compliance with which may be very costly and could hinder our endeavors to enter these new overseas markets.  In addition, we face numerous PRC regulatory risks associated with our operations in China.  Please see “— Risks Relating to Doing Business in the PRC” and “Business Overview — Selected PRC Government Regulations.”

Our operations depend heavily on the timely availability of an adequate supply of supplies and consumable parts at acceptable prices and quality.

To operate successfully, we must obtain from our suppliers sufficient quantities of supplies and consumable parts, such as mud pipe and dredge pumps at acceptable prices and quality and in a timely manner. In 2011, 2010 and 2009, the cost of supplies and consumable parts accounted for approximately 71.3%, 73.1% and 76.8%, respectively, of our total cost of contract revenue. During times of short supply, we may have to pay significantly higher prices to obtain the supplies and consumable parts required for our operations. Most of our dredging contracts specify a fixed unit price and we are responsible for procuring supplies and consumable parts needed for the projects. As a result, when prices of such supplies and consumable parts increase, we are unlikely to be able to pass the price increases on to our customers. In addition, we have entered into fixed price supply contracts with some of our suppliers, under which we are obligated to procure a fixed amount of supplies and consumable parts annually. Although we negotiate these agreements on an annual basis, in the event when prices of such supplies and consumable parts drop, we are unlikely to be able to procure the supplies and consumable parts of similar quality from a cheaper source. The profitable performance of our contracts also requires components and supplies of high quality. If quality supplies and consumable parts are not available, it could directly and adversely affect the quality, timeliness or efficiency of our work, undermine our reputation and increase the chances of potential disputes and liabilities, all or any of which may negatively affect future profits and projected growth.

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

We require operating permits and licenses to conduct our business in PRC waters and we must comply with the restrictions and conditions imposed by various levels of government to maintain our permits and licenses.  Such restrictions include limitations on foreign ownership of the enterprises which own the PRC-registered vessels and the licensed entity performing dredging works, maintenance of sufficient number of qualified personnel, maintenance of sufficient project track records and compliance with safety regulations and environment protection regulations and maintenance of various licenses of the dredging vessels.  If we fail to comply with any of the regulations required for the maintenance of our licenses, our licenses could be temporarily suspended or even revoked, or the renewal of our licenses upon expiration of their original terms may be delayed, which would directly impact our ability to undertake dredging work and reduce our revenue and profit.  For a detailed discussion of the effects of restrictions on foreign ownership of the enterprise which owns the PRC-registered vessels, the licensed entity performing dredging works and other conditions, please see “— Risks Relating to Doing Business in the PRC” and “ Business Overview — Selected PRC Government Regulations.”

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

On August 8, 2006, six PRC regulatory authorities, including the Ministry of Commerce, or MOFCOM, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the China Securities Regulatory Commission, or the CSRC, and the State Administration of Foreign Exchange, or SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which became effective on September 8, 2006 and was amended on June 22, 2009 by the MOFCOM, or the M&A Regulations.  The M&A Regulations, among other things, require that the approval from MOFCOM be obtained for acquisitions of affiliated domestic entities by foreign entities established or controlled by domestic natural persons or enterprises, and also require that an offshore special purpose vehicle, or SPV, formed for purposes of overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals, obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange.  On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by SPVs.  The CSRC approval procedures require the filing of a number of documents with the CSRC.

As of the date of this Report, the application of the M&A Regulations remains unclear, with no consensus among leading PRC law firms regarding the scope and applicability of the CSRC approval requirement.  Our PRC legal counsel, based on its understanding of current PRC laws, regulations and rules, has advised us that the M&A Regulations are not applicable to us or the series of transactions we previously consummated to establish our current corporate structure and that any potential quotation of our securities on the OTCBB or any listing and trading of our securities on a U.S. stock exchange would not require CSRC’s approval because our founder and controlling shareholder, Mr. Xinrong Zhuo, is not a mainland PRC natural person.  However, the relevant PRC government authorities, including MOFCOM and the CSRC, may reach a different conclusion than our PRC counsel.  If prior approval from MOFCOM or the CSRC is required but not obtained, we may face sanctions by MOFCOM, the CSRC or other PRC regulatory agencies.  Consequently, MOFCOM, the CSRC or other PRC regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operations in the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our securities.  MOFCOM, the CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, not to commence a public offering.

The Circular of the General Office of the State Council on the Establishment of Security Review System Regarding the Merger and Acquisition of Domestic Enterprises by Foreign Investors promulgated on February 3, 2011, or the Circular of Security Review, and the Regulations of Implementing the Security Review System Regarding Merger and Acquisition of Domestic Enterprises by Foreign Investors promulgated by MOFCOM on August 25, 2011, or the Regulations of Security Review collectively, provide that any foreign investor should file an application with MOFCOM for the merger and acquisition of domestic enterprises in sensitive sectors or industries. Furthermore, the Regulations of Security Review shall not be substantially evaded by VIE control or any other methods. The Circular of Security Review was put into effect on March 5, 2011. As our current ownership structure and contractual arrangements were established before 2011, our PRC counsel has advised us that the Regulations of Security Review do not apply to us or the series of transactions we previously consummated to establish our current corporate structure. However, the relevant PRC regulatory authorities may have a different view or interpretation in this regard when implementing the Regulations of Security Review. As a result, our future mergers and acquisitions of PRC domestic enterprises may be subject to PRC security review, which could be time-consuming and complex, and in turn affect our ability to expand our business or maintain our market share.

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

Because our principal assets are located outside of the United States and our directors and officers reside outside of the United States, it may be difficult for our investors to enforce their rights based on the United States federal securities laws against us and our officers and directors in the United States or to enforce foreign judgments or bring original actions in the PRC against us or our management.

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

Foreign ownership of ships that are authorized to operate within PRC waters is subject to significant restrictions under current PRC laws, rules and regulations.  According to the Regulation of Ship Registration of the PRC and other related regulations, a ship with more than 50% foreign ownership may not be registered with China nationality.  In addition, a ship without a China nationality is not allowed to operate within PRC waters. According to the requirements of the Rules of PRC Governing Vessels of Foreign Nationality, effective as of September 18, 1979, and other applicable rules and regulations, foreign vessels are required to obtain applicable permissions from the PRC administrative authorities for port entries into, navigations in, and exits from the PRC inland waterways and territorial seas.  Furthermore, the Regulations Related to Foreign-Invested Construction Enterprises, or the RAFCE, provides that wholly foreign-owned construction enterprises may only undertake certain types of construction projects prescribed by the RAFCE within the scope of their qualifications.  According to such stipulations, the business operations of our operating company, Fujian Service, will be adversely affected if its foreign-owned equity is increased to more than 50%.

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

In October 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fundraising and Roundtrip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, which became effective as of November 1, 2005 and which was supplemented by several notices and regulations thereafter.  We refer to them collectively as SAFE Circular No. 75.  Under SAFE Circular No. 75, PRC citizens, residents and entities that make, or have previously made prior to the implementation of SAFE Circular No. 75, direct or indirect investments in offshore SPVs will be required to register those investments with the local branch of SAFE.  In addition, any PRC citizen, resident, or entity which is a direct or indirect shareholder of an SPV is required to update the previously filed registration with the local branch of SAFE, with respect to that SPV, to reflect any material change. Moreover, the PRC subsidiary of the SPV is required to urge its shareholders who are PRC citizens, residents, or entities to update their registration with the local branch of SAFE.  The registration and filing procedures under SAFE Circular No. 75 are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investments or shareholders’ loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquidating distributions, equity sale proceeds or the return of funds upon a capital reduction.

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

PRC laws and regulations concerning construction or construction enterprises require that a construction enterprise must hold a qualification certificate for the purpose of undertaking construction projects.  Furthermore, there are three levels of qualifications for enterprises undertaking waterway engineering projects and a license holder may only carry out projects permitted by its level of qualification.  A construction enterprise is prohibited from undertaking projects without the requisite qualification certificate or exceeding the scope permitted by its level of qualification, otherwise it may be subject to penalties, fines, confiscation of the gains derived from the business activities or the suspension of operations.  In addition, if a construction enterprise without the requisite qualification certificate is involved in any dispute in relation with the construction, the relevant court may rule the construction contract to be void.  However, despite the void construction contract, if the construction has been completed and accepted after inspection, the construction enterprise would be entitled to make a claim for the project payment.

Where a construction enterprise, which has acquired the construction qualification, applies for a higher level of qualification or to add new items to its qualification, the approval authorities may not approve its application if the construction enterprise, within a year before the day of application, has undertaken a project beyond the scope permitted by its level of qualification.

Our operating company, Fujian Service, commenced its business operation since January 2008 but obtained Level-III qualification only in August 2010.  In addition, all major business contracts executed and performed by Fujian Service exceed the permitted scope for Level-III qualification.  Although Fujian Service has received all project payments in accordance with the related construction contracts so far, and has not received any notice from PRC authorities for its previous or existing non-compliance, PRC authorities may impose any of the sanctions described above on Fujian Service.

To be eligible for the Level-II qualification, a construction company is required to meet certain criteria as set forth in the PRC Criterion for Qualifications of Construction Enterprises, or the Qualification Regulations.  Fujian Service meets all of the criteria for the Level-II qualification except the following:  (i) it does not have a dredger with 2 cubic meter volume; (ii) it does not have 150 or more engineers and financial managers; and (iii) the project manager does not have 10 years or more experience in construction management with a minimum of mid-level class qualification.  Fujian Service plans to recruit personnel with the requisite experience and qualifications and to purchase a dredger with 2 cubic meter volume in order to be eligible for the Level-II qualification.  However, it may take significant time for Fujian Service to meet such criteria.  As Fujian Service has not complied with the relevant laws and regulations, such application may not be approved.  If Fujian Service fails to upgrade its qualification in a timely manner and meanwhile continues to undertake projects exceeding the scope of Level-III qualification, it may be subject to fines, confiscation of the gains derived from the business activities or the suspension of operations, and the contracts may be ruled unenforceable or void if any dispute arises, which could materially and adversely affect our business and results of operations.

Fujian Service has not obtained the consents from construction project owners for a substantial number of contracts in-progress, which therefore may be held invalid and subject Fujian Service to confiscation of the associated income.

According to the 1997 PRC Construction Law, or the Construction Law, and other related regulations, if a general contractor subcontracts part of the projects to subcontractors with appropriate qualifications, except for the subcontracting as permitted in the general contracting agreement, prior approval from project owners is required.  According to the Interpretation by the PRC Supreme Court Concerning the Application of Law in Trial of Dispute Cases Involving Construction Project Contracts, if a contractor illegally assigns or subcontracts the construction project, such act is invalid.  The people’s court may confiscate the illegal income already obtained by the party according to Article 134 of the Civil Law General Principles.  Among Fujian Service’s historical subcontracts, only a few general contractors have obtained the consent from the project owner, and of construction projects in progress no such consents have been obtained.  We have not been involved in disputes with general contractors or project owners so far, but we may encounter such disputes in the future.  In the event a court determines that a general contractor has subcontracted the construction project illegally, the revenues of Fujian Service may be confiscated, which could materially and adversely affect our business and results of operations.

Fujian Service has not obtained permits for Above-water and Under-water Construction Works and, therefore, may be subject to fines or ordered to rebuild, move or remove the works.

Under the Safety Administration Regulation on Above-water and Under-water Construction Works and Navigation, or the Above-water and Under-water Regulation, promulgated by the PRC Ministry of Transportation, or MOTRAN, the project owner or the contractor of a construction project is required to obtain the permit for above-water and under-water construction works and navigation.  However, it is not explicitly specified whether the project owner, the general contractor or each of the various subcontractors are ultimately responsible for obtaining the permit.  If the permit is not obtained upon the commencement of an above-water or under-water construction project, the relevant government authorities may impose penalties upon any of the enterprises involved in the project for violation of such regulations.  The penalties may include fines and orders to rebuild, move or remove the works.  Fujian Service has not obtained such permit for its construction works.  Although Fujian Service has not received any notice regarding penalties, there is risk that it may be subject to penalties due to non-compliance.

Fujian Service is responsible for the quality of the construction works undertaken by it, and any non-compliance with the related regulations may subject Fujian Service to penalties that may adversely affect our operations.

Under the Regulation on the Quality Management of Construction Projects issued by the State Council which took effect in January 2000, or the Supervision of Quality Regulations, the subcontractors will be jointly and severally responsible for the quality of the construction work in the case that the general contractor subcontracts part of the project work to the subcontractors.  If Fujian Service does not comply with Supervision of Quality Regulations, it may be subject to fines, suspension of operations, degradation of the construction qualification, rework, repair and compensation, which may adversely affect our operations.  Although the projects in which Fujian Service participated have all passed the inspection and acceptance upon its completion, there is risk that it may be subject to penalties due to the future non-compliance.

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

Our reporting currency is the U.S. dollar and our operations in the PRC use their local currency as their functional currencies.  Substantially all of our revenue and expenses are in Renminbi.  We are subject to the effects of exchange rate fluctuations with respect to any of these currencies.  For example, the value of the Renminbi depends to a large extent on PRC government policies and the PRC’s domestic and international economic and political developments, as well as supply and demand in the local market.  Since 1994, the official exchange rate for the conversion of Renminbi to the U.S. dollar had generally been stable and the Renminbi had appreciated slightly against the U.S. dollar.  However, in July 2005, the PRC government changed its policy of pegging the value of Renminbi to the U.S. dollar.  Under the new policy, Renminbi may fluctuate within a narrow and managed band against a basket of certain foreign currencies.  As a result of this policy change, Renminbi appreciated more than 20% against the U.S. dollar in the following three years.  Since July 2008, however, the Renminbi has traded within a narrow range against the U.S. dollar.  As a consequence, the Renminbi has fluctuated significantly since July 2008 against other freely traded currencies, in tandem with the U.S. dollar.  On June 19, 2010, the People’s Bank of China, or the PBOC, announced that the PRC government would further reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate.  It is difficult to predict how this new policy may impact the Renminbi exchange and the Renminbi may not be stable against the U.S. dollar or any other foreign currency.

The statements of our operations are translated into U.S. dollars at the average exchange rates in each applicable period.  To the extent the U.S. dollar strengthens against foreign currencies, the translation of these foreign currency denominated transactions results in reduced revenue, operating expenses and net income for our operations.  Similarly, to the extent the U.S. dollar weakens against foreign currencies, the translation of these foreign currency denominated transactions results in increased revenue, operating expenses and net income for our operations.  We are also exposed to foreign exchange rate fluctuations as we convert the financial statements of our foreign subsidiaries into U.S. dollars in consolidation.  For example, our net income as measured in Renminbi was RMB620.4 million for the year ended December 31, 2011 compared to RMB326.0 million for the year ended December 31, 2010, an increase of 90.3%.  However, our net income as measured in U.S. dollars was $96.4 million for the year ended December 31, 2011 compared to $48.2 million for the year ended December 31, 2010, an increase of 99.8%.  If there is a change in foreign currency exchange rates, the conversion of the foreign subsidiaries’ financial statements into U.S. dollars will lead to a translation gain or loss which is recorded as a component of other comprehensive income.  In addition, if we have assets or liabilities that are denominated in currencies other than the relevant entity’s functional currency, changes in the functional currency value of these assets and liabilities would create fluctuations that lead to a transaction gain or loss.  We have not entered into agreements or purchased instruments to hedge exchange rate risks, although we may do so in the future.  The availability and effectiveness of any hedging transaction may be limited and we may not be able to successfully hedge its exchange rate risks.

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

No public market currently exists for our shares.  We may in the future pursue a trading market for our shares (or ADSs).  However, we may not do so, and we may be unable to maintain any such a trading market.  In addition, because we became a public reporting company as a result of a merger with public reporting, non-trading shell company, we may be unable to list on certain U.S. stock exchanges that impose “seasoning” requirements on reverse merger companies.  Such requirements would prohibit listing of our shares (or ADSs) unless they have traded in another market for an adequate period of time, at fixed bid price levels, and with an adequate number of round lot shareholders.  We may be unable to meet these requirements, which could adversely impact our ability to access U.S. stock exchanges.  If an active trading market for our shares (or ADSs) does not develop, the value and liquidity of our shares (or ADSs) will be materially and adversely affected.  You may need to hold your shares (or ADSs) for an indefinite period of time and may face a complete loss on your investment.

If we fail to list our shares on a qualifying stock exchange by October 2012, we will face a redemption obligation with our preferred share holders.

The holders of our preferred shares have the right to receive 20% of the $5.00 purchase price on the second anniversary of issuance if not yet converted. Substantially, this is the right to $1.00 per share if we fail to have the ordinary shares underlying our preferred shares both successfully registered with the SEC and listed on the Nasdaq Stock Market LLC, or the Nasdaq, the New York Stock Exchange, or the NYSE, or the NYSE Amex, or another major international securities exchange. Under these circumstances, in addition to this substantive obligation to pay the $1.00 per share, the holders of preferred shares would have the right to demand redemption of the shares at $5.00 per share. The Nasdaq, NYSE, and NYSE Amex recently adopted a “seasoning” requirement for the listing of former reverse merger companies, which includes trading in another market for an adequate period of time at certain minimum price levels and completing SEC filings during this time, although there is an exception to this requirement for firmly underwritten public offerings of at least $40 million. We do not expect that we will be able to comply with seasoning requirements for listing prior to the listing deadline and we may be unable to qualify for the $40 million exception, which substantially increases the possibility that we may need to pay to redeem the preferred shares.  Efforts to list on an international securities exchange or obtain waivers from preferred shareholders may also be unsuccessful. If we must redeem the preferred shares in addition to paying the $1.00 per share, our liquidity and financial position will be materially and adversely affected. Payment of the $1.00 per share would result in a charge of approximately $1.7 million to net income in 2012, representing the portion that has not already been reflected as a liability on the balance at December 31, 2011. The effect on our liquidity and financial position could also have additional material and adverse affects our results of operations.

Our corporate actions are substantially controlled by our officers, directors and principal shareholders and their affiliated entities.

Our executive officers, directors and principal shareholders and their affiliated entities beneficially own approximately 74.2% of our outstanding shares. These shareholders, if they acted together, would control matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions, and they may not act in the best interests of our minority shareholders. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company. These actions may be taken even if they are opposed by our other shareholders.

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

We have identified what believe would constitute a material weakness in our internal control over financial reporting and may identify future material weaknesses which, if uncorrected, may adversely effect our ability to accurately and timely report our financial results or prevent fraud, decrease investor confidence in us and negatively impact the value of our securities.

We are a company with limited accounting personnel and other resources to address our internal control over financial reporting. In connection with the audit of our financial statements included in this Report, we identified what we believe would constitute a “material weakness” in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, or the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis by the company’s internal controls. The material weakness we identified was that none of our employees had any formal training in U.S. GAAP and the rules and regulations of the U.S. Securities and Exchange Commission, or the SEC. Our Chief Financial Officer also does not have such training, and we may not be able to remediate this material weakness without significant expense, if at all. We have identified similar material weaknesses in the past, and we may also face additional material weaknesses in the future. Therefore, there is a risk that our current or future financial statements may not be properly prepared in accordance with the U.S. GAAP or that our current or future disclosures are not in compliance with SEC rules and regulations. If we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal control over financial reporting. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the value of our securities.

Compliance with rules and requirements applicable to public companies will cause us to incur additional costs, and any failure by us to comply with such rules and requirements could negatively affect investor confidence in us and cause the value of our securities to decline.

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

Fujian Service, which is our operating entity with Renminbi 200,000,000 ($29,002,371 at December 31, 2011) registered capital, was incorporated in January 2008.  Before the reorganization in May 2010, Fujian Service was originally owned by two individuals, Qing Lin and Panxing Zhuo, who respectively held 91% and 9% ownership interests.  Pursuant to an agreement, they held their interests as representatives of the family and accepted Xinrong Zhuo’s right to make all executive decisions and manage the business.  Qing Lin and Panxing Zhuo are the brother-in-law and the father of Mars’ sole shareholder, Xinrong Zhuo.

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

2010 Private Placement

Concurrently with the closing of the Merger, we entered into a securities purchase agreement, or the Purchase Agreement, with certain investors.  Pursuant to the Purchase Agreement, through multiple closings between October and December 2010, such investors purchased 10,012,987 of our preferred shares, at a purchase price of $5.00 per share, for aggregate proceeds of approximately $50.0 million.  Each preferred share is convertible into one of our ordinary shares.  Chardan acted as the lead placement agent in connection with the private placement.  Net proceeds to us, after deducting offering expenses of approximately $3.6 million, were approximately $46.4 million.  We paid Chardan a cash fee of approximately $3.1 million in addition to a $50,000 retainer fee. In connection with the 2010 Private Placement, we agreed to redeem our preferred shares at a 20% premium if our ordinary shares are not listed by October 2012 on the NYSE, the Nasdaq, the NYSE Amex, or another major international securities exchange.

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

Contracted Management Agreement

In June 2010, Wonder Dredging, Fujian WangGang and Fujian Service entered into a management agreement, or the Management Agreement, pursuant to which Fujian WangGang has the exclusive right to manage, operate and control the business operations of Fujian Service, including, but not limited to, establishing and implementing policies for management, using all of the assets of Fujian Service, appointing Fujian Service’s directors and senior management, directing Fujian Service to enter into loan agreement, making administrative decisions regarding employee wages or hiring and firing employees and other actions customarily associated with Fujian Service’s senior management.  As consideration for its business management services, Fujian WangGang has agreed to pay to Fujian Service an annual fee of approximately $155,000 (RMB1 million), and Fujian Service will pay to Fujian WangGang 100% of the net profits of Fujian Service.  The Management Agreement terminates upon the earlier of (i) Fujian WangGang’s exercise in full of the option to purchase the equity interests of Fujian Service, pursuant to the Exclusive Option Agreement, and Fujian WangGang and/or its designees individually or jointly own all of the equity interests in Fujian Service, or (ii) June 30, 2030, subject to the right of Fujian WangGang to renew the term of the Management Agreement for additional consecutive 20-year periods.

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

Powers of Attorney

In June 2010, Wonder Dredging executed irrevocable power of attorney granting to Fujian WangGang or its designees the power to vote, pledge or dispose of all equity interests in Fujian Service that Wonder Dredging holds.  Additionally, the powers of attorney allow Fujian WangGang or its designees to sign and carry out the intentions of the Management Agreement, the Equity Pledge Agreement and the Exclusive Option Agreement.  At the same time, Qing Lin and Panxing Zhuo executed irrevocable power of attorney granting to Fujian WangGang or its designees the power to vote, pledge, or dispose of all equity interests in Wonder Dredging, and to appoint directors and senior management of Wonder Dredging.

Our Corporate Information

We are a BVI holding company and we conduct our dredging operations through our PRC subsidiary and variable interest entities.  China Dredging Group Co. Ltd. was incorporated under the BVI Business Companies Act, 2004, or the Companies Act.  China Dredging HK was organized under the Hong Kong Companies Ordinance.  Fujian WangGang was organized under the Company Law of the PRC (2006), the Wholly-Foreign Owned Enterprise Law (1986), as amended, and the Wholly-Foreign Owned Enterprise Law Implementing Rules (1990), as amended.  Fujian Service was organized under the Company Law of the PRC (2006).  Wonder Dredging was organized under the Company Law of the PRC (2006).  For further information regarding the legislation under which we operate, please see “History and Development of the Company— Our Corporate Structure.” Our principal executive offices are located at Floor 18, Tower A, Zhongshan Building No. 154, Hudong Road, Gulou District, Fuzhou City, Fujian Province 350001, PRC.  Our telephone number at this address is +86-591-8727-1266.  Our registered office in the BVI is located at Kingston Chambers, PO Box 173, Road Town, Tortola, BVI.  For a description of our principal capital expenditures and divestitures in the past three fiscal years and in progress, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

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

Three of our customers have indicated to us through non-binding long-term cooperation agreements their intent to increase the level of project activity subcontracted to us over the five year period from 2010 through 2014.  Collectively, these non-binding agreements represent approximately $3.0 billion of estimated aggregate revenue over the remaining three years and approximately $721.6 million during 2012 that we believe is potentially available to us and that could sustain the anticipated growth of our fleet and ongoing high utilization levels.  However, as these agreements are non-binding, they may not actually result in any potential contract value and we may realize considerably less value under each of these agreements.

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

Payment Terms

The specific payment terms on our subcontracts vary from project to project.  However, they have generally provided for us to receive payments following completion of each stage of completed work, which is customary in the industry.  Our typical short-duration subcontract provides for payment to us of 20% to 30% at the end of the second month of work, 20% to 30% at the end of the third month of work and the balance within 7 to 180 days after completion.  Prior to payment, each stage of the project is certified as completed by a site engineer and accepted by the general contractor.  All of our projects completed to date have been performed within the range of 10 to 366 days.  We carefully monitor our costs throughout the life of a project to protect us against or to minimize significant cost overruns.

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

Project History

As of December 31, 2011, we had successfully completed 96 projects since our formation in January 2008.  From January 1, 2012 through the date of this Report, we commenced work on an additional 18 projects.

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

The following table sets forth information regarding the vessels we operate as of the date of this Report:

Trailer Suction Hopper Dredgers	Capacity (cubic meters per hour)	Leased/Owned	Purchase/Lease Date	Year Built
Hengshengjun #88	3,500	Leased	January 2008	1983
Liya #10	6,500	Leased	June 2010	1990
Fuyuan #7	7,000	Leased	July 2011	2009

Non-Self-Propelling Cutter Suction Dredgers	Capacity (cubic meters per hour)	Leased/Owned	Purchase/Lease Date	Year Built
Xinggangjun #3	2,000	Owned	May 2008	2008
Xinggangjun #66	3,500	Owned	March 2008	2008
Xinggangjun #6	2,500	Owned	May 2008	2008
Xinggangjun #9	2,500	Owned	June 2008 (1)	2008
Xiechang #18	2,500	Leased	June 2010	2009
Honglinjun #19	3,800	Leased	April 2011	2009
Fuyuan #5	3,000	Leased	July 2011	2009
Minningdejun #0099	2,500	Leased	September 2011	1986

Grab Dredgers	Capacity (cubic meters per hour)	Leased/Owned	Purchase/Lease Date	Year Built
Hengshunda #1	350	Leased	June 2011	2007
Liya #2	350	Leased	June 2011	2006

(1)	We commenced leasing Xinggangjun #9 in June 2008 and acquired it in January 2011.

In May 2009 we entered into a purchase agreement with Yiyang Zhonghai Vellel LLC, or Yiyang, an unrelated company, for a new non-self-propelling cutter suction dredger, at a purchase price of approximately $31.8 million, on which we made a down payment of approximately $2.4 million. The contract stipulates that payments toward the purchase price of the new dredger, after giving effect to the down payment, are payable according to the following schedule: 30% within three months after delivery, 25% within six months after delivery, 25% within nine months after delivery and 20% within twelve months after delivery. Delivery of the vessel is expected in or before May 2012.

In May 2011, we entered into a construction agreement with Yiyang to build a new non-self-propelling 3,800 cubic meter per hour cutter suction dredger, for approximately $41.3 million (RMB260 million). Construction is expected to take approximately 18 months. We made a down payment of approximately of $20.7 million. Payments toward the construction price of the new dredger after giving effect to the down payment, are to be made by us as follows: 20% within seven days after the completion of the main dredger hull, 20% within seven days after the dredger is launched, and 10% after completion of mooring trial of the dredger but before delivery. Delivery of the vessel is expected in or before December 2012. We will withhold approximately $0.1 million as quality earnest money, to be paid after a one-year warranty period.

Component Suppliers

We purchase supplies and component parts from recognized suppliers with pricing terms negotiated on a yearly basis. These contracts are generally fixed price supply contracts, under which we are obligated to procure a fixed amount of supplies and consumable parts annually. The following table sets forth information regarding the suppliers that, as of December 31, 2011, 2010 and 2009 are listed below.

Supplier	Vessel Component List	Purchase Amount in 2011 ($ in millions)	Purchase Amount in 2010 ($ in millions)	Purchase Amount in 2009 ($ in millions)
Dalian Locomotive and Rolling Stock Co., Ltd. CNR Group	Mud tube, steel tube, floating body, anchors floating, rubber hose, etc.	8.3	9.6	19.5
Tianjin Puyou Mech. & Elec. Equipment MFG. Co., Ltd.	Anchor, pump, solenoid valve, governor rotating components, pressure sensors, etc.	-	-	9.2
Taizhou Haiguang Mechanical Manufacturing Industrial Co., Ltd	Steel plate, angle iron, one-piece compound plate, etc.	1.6	1.4	1.5
Shijiazhuang Shengshi Pump Industry Co., Ltd	Rake head, lacquer, seal ring, steel tube, etc.	10.1	9.1	-
Sinohydro Bureau 13 Co., Ltd Rubber & Plastic Factory	Floating pipe, rubber hose, rubber mat, etc.	13.5	9.1	-

Purchasing of major components such as mud pipes are budgeted and ordered after thorough on-site investigation and a calculation of the demands of each project, and usually are exclusively used in one project. We usually buy an extra percentage of each component to use as replacement parts. All materials bought from these four suppliers are delivered to the construction site of each project after the suppliers have received payments. After completion of each project, used and abandoned components are sent back to the suppliers.

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

Customers

We have established close, cooperative relationships with China Communications, the largest state-owned general contractor in the PRC that undertakes dredging projects, and with and Changjiang Waterway. The following table sets forth all our customers, the revenues derived from such customers, and the percent of total revenue for the periods indicated:

	For the Years Ended December 31,
	2011		2010		2009
Customer	Revenue	Percent of Total Revenue	Revenue	Percent of Total Revenue	Revenue	Percent of Total Revenue
CCCC Guangzhou Dredging Co., Ltd (State-Owned)	$29,254,980	12.9%	$27,171,214	20.7%	$25,832,823	32.2%
Shenzhen Guoyuan Engineering Co., Ltd	8,470,170	3.7%	7,682,169	5.8%	8,804,504	10.9%
CCCC Shanghai Dredging Co., Ltd (State-Owned)	76,019,835	33.5%	47,876,031	36.4%	13,354,633	16.6%
SDC Waterway Construction Co., Ltd.(Stated Owned)	13,193,095	5.8%	-	-	-	-
Changjiang Wuhan Waterway Engineering Company (State-Owned)	-	-	5,086,628	3.9%	32,341,931	40.3%
Guangdong Jindonghai Holding Co., LTD	22,754,178	10.0%	4,297,557	3.3%	-	-
Tianjin Hongdeshengyu Port Engineering Co., LTD	15,541,267	6.9%	13,920,732	10.6%	-	-
CCCC Tianjin Dredging Co., Ltd (State-Owned)	19,507,709	8.6%	13,694,917	10.4%	-	-
China Ocean Engineering Construction General Bureau-Dalian Bureau	21,413,519	9.4%	10,739,467	8.2%	-	-
China Ocean Engineering Construction General Bureau	4,028,783	1.8%	-	-	-	-
ShenZhen Hangfeng Dredging Engineering Co., Ltd.	-	-	936,950	0.7%	-	-
Dongguan Zhongyan Engineering Co., Ltd.	3,955,814	1.7%	-	-	-	-
Fujian Jingwei Group Co., Ltd.	3,542,796	1.6%	-	-	-	-
Lianyungang Changxing Engineering Co., Ltd.	9,270,924	4.1%	-	-	-	-
Total	$226,953,070	100.0%	$131,405,665	100.0%	$80,333,891	100.0%

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

Research and Development

As part of our ordinary business operations, we explore new and more efficient methods of performing dredging services. However, from inception through December 31, 2011, we have not recorded any costs that are classified as research and development expenses.

Selected PRC Government Regulations

Principal Regulatory Authorities

We are regulated by several governmental authorities in China. MOTRAN is responsible for the administration and construction of ports and highways at the national level. The Ministry of Construction implements centralized supervision and administration on construction works throughout China. The Development and Reform Commission, either at the provincial or local level, is responsible for the investment plan of transportation construction works. The transportation administration authorities, either at the provincial or local level, are responsible for the construction plan of transportation construction works. The construction administration authorities, either at the provincial or local level, are responsible for the examination and approval of transportation construction works.

 Administration of Qualifications

Responsible Regulatory Authorities

Under the provisions of the Port Law of the PRC, or the Port Law, which took effect in January 2004, and the Construction Law, which took effect in March 1998, and other relevant laws and regulations, an enterprise engaged in construction, reconnaissance, design and supervision activities for water transport and other construction engineering works may only enter into those contracts for which it is qualified. The Ministry of Construction and the provincial level administrative authorities responsible for construction works oversee issues relating to the issuance and application of contractor qualifications. MOTRAN and its provincial-level administrative authorities are responsible for communications to coordinate with the Ministry of Construction and provincial-level administrative authorities are responsible for administration and enforcement of qualification requirements for construction performed in their respective jurisdictions.

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

Criterion for Qualifications of Construction Enterprises

The Qualification Regulations, jointly issued by MOFCOM, the PRC Ministry of Railways and other related government authorities, set forth the criteria for three different levels of construction work qualifications.  Fujian Service has obtained the Level-III qualification for enterprises undertaking waterway engineering projects and plans to apply for the Level-II qualification, which is superior to the Level-III qualification. According to the Qualification Regulations, the criteria for Level-II qualification are as follows: (i) the applicant should have completed at least 3 out of 5 types of projects listed below in recent 5 years: 20,000 tons of coastal or 300 tons of inland navigation channel, 2,000,000 cubic meters of dredging projects, 1,500,000 cubic meters of reclamation projects, 10,000 cubic meters of reef removing projects, a single port contract valued at $5,860,000 or a river navigation project contract valued at $2,930,000; (ii) the project manager of the applicant should have no less than 10 years of experience in construction management with a minimum of mid-level class qualification; the chief engineer of the applicant should have no less than 10 years of experience in engineering construction technical management with senior professional qualification; the chief accountant of the applicant should have a minimum of mid-level accountant qualification; the applicant should have no less than 150 engineers and financial managers, of which at least 80 engineers (at least 10 with senior professional qualification and 20 with mid-level qualification); (iii) the registered capital of the applicant should be no less than $2,930,000 and the net assets should be no less than $3,660,000; (iv) the highest annual project revenue in recent 3 years should be more than $5,860,000; (v) the applicant should have at least one 500 cubic meter per hour trailing suction hopper dredger or one 1,000 cubic meter per hour sucking vessel, or one mud-blowing vessel, one 400 cubic meter per hour cutter suction dredger, and one dredger with 2 cubic meter volume; and (vi) the applicant should have GPS and depth finder.  Fujian Service has met all of the criteria for Level-II qualification, except the following: (i) it does not have a dredger with 2 cubic meter volume; (ii) it does not have 150 or more engineers and financial managers; (iii) the project manager does not have 10 years or more experience in construction management with a minimum of mid-level class qualification. Fujian Service plans to recruit personnel with the requisite experience and qualifications and to purchase a dredger with 2 cubic meter volume in order to be eligible for the Level-II qualification. However, it may take significant time for Fujian Service to meet such criteria.

Supervision of Quality

Under the Supervision of Quality Regulations, sponsoring enterprises, reconnaissance firms, design firms, construction enterprises and project supervisory enterprises will all be responsible for the quality of construction projects. For complex construction projects that are governed by a main contract, the general contractor is responsible for the quality of the whole construction project and, where it subcontracts part of the project work, the subcontractors will be jointly and severally responsible for the quality of the construction work. If Fujian Service does not comply with the Supervision of Quality Regulations, it may be subject to fines, suspension of operations, degradation of the construction qualification, rework, repair and compensation. As of the date of this Report, none of these penalties has been imposed Fujian Service. Construction enterprises should present quality guarantees and maintenance certificates to the sponsoring enterprises when tendering the project completion report to the sponsoring enterprises.

Construction Law

According to the Construction Law and other related regulations, if a general contractor subcontracts part of the projects to subcontractors with appropriate qualifications, except for the subcontracting as permitted in the general contracting agreement, prior approval from project owners is required. According to the Interpretation by the PRC Supreme Court Concerning the Application of Law in Trial of Dispute Cases Involving Construction Project Contracts, if a contractor illegally assigns or subcontracts the construction project, such act is invalid. The people’s court may confiscate the illegal income already obtained by the party. Among the current and effective subcontracts to which Fujian Service is a party, only a few of them have obtained the approval from the project owner. Fujian Service has not been involved in disputes with general contractors or project owners so far, but it may encounter such disputes in the future. In the event a court determines that a general contractor has subcontracted the construction project illegally, the revenues of Fujian Service may be confiscated, which could materially and adversely affect China Dredging’s business and results of operations. See “Risk Factors — Risks Relating to Doing Business in the PRC — Fujian Service has not obtained the consents from construction project owners for a substantial number of contracts in-progress and which therefore may be held invalid and subject it to confiscation of the associated income.”

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

Above-water and Under-water Construction Work Permission Regulation

MOTRAN has promulgated the Above-water and Under-water Regulation, which took effect in January 2000. The Above-water and Under-water Regulation provides that the project owner or the constructing enterprise in above-water or under-water construction work must apply to the local maritime affairs authorities for inspection of safe navigation and construction, and may not commence any construction works until it has obtained the permit for above-water or under-water construction work upon inspection. Under the Above-water and Under-water Regulation, the project owner or the contractor of a construction project is required to obtain the permit for above-water and under-water construction works and navigation. However, it is not explicitly specified whether the project owner, the general contractor or the various subcontractors are ultimately responsible for obtaining the permit. If the permit is not obtained upon the commencement of an above-water or under-water construction project, the relevant government authorities may impose penalties upon any of the enterprises involved in the project for violation of such regulations. The penalties may include fines and orders to rebuild, move or remove the works. Fujian Service has not obtained such permit for its construction works. Although Fujian Service has not received any notice regarding penalties, it may be subject to penalties due to non-compliance.

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

Regulations Related to the Ship Nationality Registration

According to the Regulation of Ship Registration of the PRC and other related regulations, a ship owned by the enterprise with more than 50% foreign ownership may not be registered with China nationality. In addition, a ship without a China nationality is not allowed to operate within PRC waters. According to the requirements of the Rules of PRC Governing Vessels of Foreign Nationality, effective as of September 18, 1979, and other applicable rules and regulations, foreign vessels are required to obtain applicable permissions from the PRC administrative authorities for port entries into, navigations in, and exits from the PRC inland waterways and territorial seas. Consequently, the business operations of our operating company, Fujian Service, will be adversely affected if its foreign-owned equity is increased to more than 50%.

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

M&A Regulations and Overseas Listings

In 2006, six PRC regulatory agencies, including the CSRC, promulgated the M&A Regulations, which took effect in September 2006. The M&A Regulations purports to require an offshore SPV to obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange, and under the M&A Regulations, an SPV is defined as an offshore company directly or indirectly controlled by PRC domestic companies or individuals for the purposes of listing the equity interests in PRC companies on overseas stock exchanges. In September 2006, the CSRC published on its official website the procedures regarding its approval of overseas listings by SPVs. The approval procedures require the filing of a number of documents and would take several months. However, it remains unclear whether the M&A Regulations and the requirement of CSRC approval apply to an offering by us. As of the date of this Report, the CSRC has not issued any rules or written interpretation clarifying whether offerings such as those we have conducted or may in the future conduct are subject to this new procedure.

Our PRC legal counsel, based on its understanding of current PRC laws, regulations and rules, has advised us that the M&A Regulations are not applicable to us or the series of transactions we previously consummated to establish our current corporate structure, and that any potential quotation our securities on the OTCBB or any listing and trading of our securities on a U.S. stock exchange would not require CSRC’s approval because our founder and controlling shareholder, Mr. Xinrong Zhuo, is not a mainland PRC natural person. However, the relevant PRC government authorities, including MOFCOM and the CSRC may reach a different conclusion than our PRC counsel. If prior approval from MOFCOM or the CSRC is required but not obtained, we may face sanctions by MOFCOM, the CSRC or other PRC regulatory agencies. Consequently, MOFCOM, the CSRC or other PRC regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operations in the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our securities. MOFCOM, the CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, not to commence a public offering. We would have to file the documents as required and comply with any sanctions imposed by the relevant regulatory agencies if such approval is required.

Regulations of Security Review

The Regulations of Security Review provide that any foreign investor should file the application to the MOFCOM for the merger and acquisition of domestic enterprises in sensitive sectors or industries. Furthermore, the Regulations of Security Review shall not be substantially evaded by VIE control or any other methods. The Circular of Security Review was put into effect on March 5, 2011. As our current ownership structure and contractual arrangements were established before 2011, our PRC counsel has advised us that the Regulations of Security Review do not apply to us or the series of transactions we previously consummated to establish our current corporate structure. However, the relevant PRC regulatory authorities may have a different view or interpretation in this regard when implementing the Regulations of Security Review. As a result, our future mergers and acquisitions of PRC domestic enterprises may be subject to PRC security review, which could be time-consuming and complex, and in turn affect our ability to expand our business or maintain our market share.

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

All business operations are conducted in the PRC by Fujian Service.  The corporate organization structure is also presented in diagram form under the heading “Our Corporate Structure” and a description of the agreements that convey to us economic interests in and control rights over Fujian Service and Wonder Dredging are described under the heading “Variable Interest Entity Agreements.”

D.           Property, Plants and Equipment

Under current PRC law, land is owned by the state, and parcels of land in rural areas, which is known as collective land, is owned by the rural collective economic organization. “Land use rights” are granted to an individual or entity after payment of a land use right fee is made to the applicable state or rural collective economic organization. Land use rights allow the holder the right to use the land for a specified long-term period. On January 1, 2008, we entered into an office lease with Ping Lin, the wife of Xinrong Zhuo, our Chairman and Chief Executive Officer, for approximately 1,086 square feet of space located at Floor 18, Tower A, Zhongshan Building, No. 154, Hudong Road, Gulou District, Fuzhou City, Fujian Province, PRC. This agreement was renewed and extended from January 1, 2010 to December 31, 2015. Annual lease payments were approximately $12,219 in 2011, $11,653 in 2010, and $8,872 in 2009.

On April 29, 2011, Wonder Dredging entered into an office lease with Ping Lin, the wife of Xinrong Zhuo, our Chairman and Chief Executive Officer, for approximately 538 square feet of space located in the same building. Pursuant to the lease agreement, Wonder Dredging is obligated to make annual lease payments of approximately $6,049.

On June 8, 2011, Fujian WangGang entered into an office lease with Ping Lin, the wife of Xinrong Zhuo, our Chairman and Chief Executive Officer, for approximately 645 square feet of space located in the same building. Pursuant to the lease agreement, Fujian WangGang is obligated to make annual lease payments of approximately $7,259.

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

 Company Overview

We provide specialized dredging services exclusively to the Chinese marine infrastructure market.  We conduct our operations through our PRC subsidiary, Fujian Service, which began operating dredging vessels following its inception in January 2008.  We acquired total control and a 100% ownership interest in Fujian Service in June 2010 through subsidiary holding companies formed in Hong Kong, China Dredging HK, and the PRC, Fujian WangGang.  As further described below under the heading “Business Combination and Recapitalization” and under the heading “Our Corporate Structure,” the acquisition of Fujian Service was effected 50% through a direct investment commitment and 50% through a series of contractual arrangements we refer to as the VIE Agreements.  The VIE Agreements:

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

The acquisition of Wonder Dredging and Fujian Service as VIE subsidiaries on June 29, 2010 was deemed to be a combination of entities under common control.  Consequently, these financial statements have been prepared as if the entities in the group had always been consolidated.  The financial statements are principally those of Fujian Service with the other group members included from their various dates of incorporation in 2010.  The financial statements reflect the capital structure we adopted.

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

Although our services entail dredging site surveys, project planning, engineering, and project management, these activities are all performed in support of the operations of our dredging vessels.  The number, type and capacity of those vessels determine the maximum level and scope of our operations.  Fujian Service began operations with a single dredger and acquired four more dredgers during 2008 by purchase or lease.  In June 2010, we leased and deployed four additional dredgers, sometimes referred to herein as the 2010 leases, bringing our total fleet to nine.  In January 2011, we acquired one of the dredging vessels originally leased in 2008.  From April to November 2011, we entered into leases for three non-self-propelling cutter suction dredgers, one trailing suction hopper dredger and two grab dredgers, and terminated two lease agreements for one non-self-propelling cutter suction dredger and one trailing suction hopper dredger, respectively, bringing our total fleet to thirteen. The increases in dredging capacity have permitted us to commensurately increase the volume of dredging that we have performed.  Contract value in our industry is generally directly related to the quantity of material dredged, typically expressed in terms of cubic meters.  Pricing for each cubic meter, or unit, dredged can vary with project conditions and complexity, the distance that dredged material must be moved after it is excavated, and other factors.

We own and operate four non-self-propelling cutter-suction dredgers with capacity ranging from 2,000 to 3,500 cubic meters per hour.  We also lease and operate four non-self-propelling cutter-suction dredgers with capacity ranging from 2,500 to 3,800 cubic meters per hour, three trailer suction-hopper dredgers with capacities ranging from 3,500 to 7,000 cubic meters per hour, and two grab dredgers with capacities of 350 cubic meters per hour.  This range of vessel types and sizes gives us the flexibility to bid on different types of projects and, we believe, additional opportunities to increase our profit margins.  Notwithstanding our diverse fleet and capability to handle various project types, our business has tended to focus increasingly on reclamation projects. For the years ended December 31, 2011, 2010 and 2009, reclamation dredging projects represented approximately 60.0%, 72.8%, and 80.5% of our total revenues, respectively.  We believe that our high concentration of reclamation projects will continue because our fleet is well suited to handle reclamation work and we expect the growth of such projects in the PRC to continue to outpace capital or maintenance dredging.  Nevertheless, shifts in our service mix are not likely to significantly impact future profitability because, in our experience, we have achieved similar operating margins across categories of dredging projects.

Because our fleet has been utilized at or near what we believe to be full capacity since early in 2008 and we perceive opportunities to be awarded future business in excess of our current capacity, we are seeking to further expand our fleet.  To this end, we are exploring options for acquiring and leasing at least two additional dredgers that can be integrated into our operations during each of 2012 and 2013.  However, our experience is that there is a limited availability of high-quality dredgers in the PRC. Therefore, there is considerable uncertainty about whether or when we will be able to obtain additional dredgers and whether such acquisitions can be made in a cost-effective manner. If we are unable to expand our capacity through the addition of new dredgers, our revenue growth will be constrained.  If we are able to obtain additional dredgers, we will likely be required to expend capital in excess of our cash on hand or cash generated from operations.  However, we are presently unable to quantify such amounts.

Dredging projects awarded in the PRC are highly concentrated among a small number of general contractors, some of whom share a common parent company.  Accordingly, as a sub-contractor, our customer concentration is high and we have little ability to negotiate differentiated terms for contracts comprising the substantial majority of our revenue.  To balance this, we are striving to diversify our customer base to the extent practicable, but the opportunities to do so are limited. In 2009, all of our revenues were derived from four customers, two of which shared a common parent company and represented, in the aggregate, 48.8% of our revenue.  In 2010, three customers shared a common control parent and represented, in the aggregate, 67.5% of our revenue.  In 2011, four customers shared a common control parent and represented approximately 60.8% of our revenue. Our concentration of revenue with our largest customer, without aggregating revenues from customers sharing a common control parent, was 33.5% in 2011, 36.4% in 2010, and 40.3% in 2009. We expect our total revenues to remain heavily concentrated among a small group of customers for the foreseeable future.

Factors and Trends Affecting our Results of Operations

We believe that the following primary factors affect our revenues and operating margins:

•	Governmental policies and availability of sub-contract opportunities. Our opportunities to bid on dredging subcontracts depends significantly upon the PRC government’s public spending on port and navigable waterway projects and for land reclamation. The nature, extent and timing of these projects, however, is affected by the interplay of a variety of factors, including the PRC government’s spending commitments to improve and maintain marine transportation infrastructure industry and the general conditions and prospects of the PRC economy. The pattern of PRC government spending and economic activity has been robust and growing since the inception of Fujian Service and we expect this trend to continue for the foreseeable future, with the result that we believe the demand for dredging exceeds the immediate industry capacity and will continue to do so for the foreseeable future. These constrained conditions permit dredging contractors, and sub-contractors such as us, to keep their fleet utilization at high levels and give them a limited degree of positive pricing power. We expect this favorable dynamic to continue, and it is the basis of and is evidenced by the positive trend of unit prices that we have experienced since 2008. The intent expressed in the long-term cooperation agreements executed by China Communications (through two subsidiaries) and Changjiang Waterway to grow their business with us at rates of 20% per annum or more through 2014 is a further indication of the favorable nature of current market conditions.

•	Our dredging fleet capacity to undertake contracts. Since inception, we have had more dredging work contracted than we could immediately perform. We own or lease three trailer suction hopper dredgers, eight non-self-propelling cutter suction dredgers, and two grab dredgers, and we have entered into agreements to purchase two new non-self-propelling cutter suction dredgers. Notwithstanding our current backlog, future revenue growth largely depends on the addition of new vessels to our fleet.

•	Our ability to manage our costs under fixed-price contracts. Substantially all of our revenue-generating contracts are fixed-price contracts under which we are paid a specified price for our performance of the entire contract. Fixed-price contracts carry inherent risks, including risks of losses from underestimating costs of materials, operational difficulties and other changes that may occur during the contract period. As a result, we can only realize profits on these contracts if we successfully estimate project costs and avoid cost overruns. To limit our exposures to fixed contract prices, we strive to keep contract durations short (less than one year) and we endeavor to rigorously manage each individual project. Short contract periods also limit our exposure to uncertainties in determining final contract values.

•	Provision of key supplies and operational support by customers. By contract our customers generally provide key operating supplies (most notably fuel) and support services (such as supply ships and tug services for repositioning non-self-propelling dredgers) for our operations. We believe these arrangements are typical of dredging subcontractors in the PRC, but may not reflect the standard market practice of dredging service companies operating outside of the PRC. Consequently, it may be difficult to compare our results of operations with dredging service companies operating elsewhere or which do not enjoy similar arrangements. In our experience, the availability of customer-provided supplies and services has lowered our revenues, capital and working capital requirements, and reported costs relative to operations without customer-provided supplies and services. We believe that such arrangements have also materially lowered our exposure under fixed-price contracts as we do not bear the risk of fluctuations in price or errors in estimating the costs of such items. The historical pattern of customer-provided supplies and support may not continue into the future, though each contract included in our backlog provides for such arrangements.

•	Our ability to operate our dredgers at or above nameplate rates and at high levels of utilization. We strive to keep our dredgers in operation 24 hours per day, 7 days per week, the theoretical maximum, and to reduce downtime for maintenance and redeployment to new dredging sites. However, as a practical matter, we believe that sustaining dredger operations in the range of 50 – 60% of the theoretical maximum constitutes full utilization of our dredger capacity, which we estimate we have achieved since the inception of Fujian Service in 2008. In general, we accomplish full utilization by concentrating our business on projects clustered in a single region or geographic area and deploying multiple dredgers to such areas. As a result, we work in fewer locations and on fewer individual projects than the number of dredgers in our fleet, thereby ensuring prompt provisioning of spare parts and reduced downtime for vessel repositioning. In addition, we strive to operate and maintain our dredgers and related capital equipment so that they achieve or exceed the manufacturers’ performance specifications. Our success in implementing these operating strategies directly affects our effective capacity, dredging volumes and revenues. These strategies also allow us to reduce unit costs and increase operating margins by spreading fixed costs over a large revenue base.

•	The increased significance of lease expense in our operating costs. In 2009, we owned three dredgers and leased two dredgers. Our number of leased dredgers increased to six in June 2010. The additional leases increased the percentage of leased vessels from 40% in 2009 to more than 60% after June 2010. In January 2011, that percentage declined to 56% after we purchased one of our previously-leased dredgers. Subsequent leases of four dredgers (net of two lease terminations) have increased our percentage of leased vessels to approximately 69%. The increased percentage of lease expense in our operating costs has the effect of lowering our reported margins because lease costs tend to be higher than the depreciation we report on vessels we own. This change in the mix of our vessel ownership should be considered when making direct comparisons of expenses and margins for current and historical periods.

•	Backlog and business development pipeline. Because contracts begin in one fiscal year or reporting period and are typically completed in a subsequent fiscal year or reporting period, we believe that the revenue recognized in a particular year or period is not, by itself, the best indicator that our business is expanding. We believe that the prospects for future project work should also be considered. We measure this important metric and related trends by calculating our project backlog, which comprises only unrealized revenue on executed contracts with specific schedules for commencement and firm pricing and includes as-yet-uncompleted work on in-progress dredging projects. We only began to track this important metric in 2009, so the availability of trend information is limited. Our backlog as of December 31, 2011 was $55.7 million, an amount consistent with our objective of maintaining firm contract levels that will keep our dredging fleet fully utilized for at least three to four months, taking into account prospective increases in our fleet size.

The following schedule summarizes changes in backlog on contracts during the year ended December 31, 2011.

Backlog balance at December 31, 2010	$62,310,751
New contracts entered during the year ended December 31, 2011	220,006,390
Add: Adjustment of contracts due to change of orders during the year	331,734
Adjusted contract amount at December 31, 2011	282,648,875
Less: Contract revenue earned during the year ended December 31, 2011	(226,953,070)
Backlog balance at December 31, 2011	$55,695,805

For two contracts included in backlog as of December 31, 2010, customers requested that we work on other projects. To accommodate these requests, we replaced both customers’ one-year contracts with shorter-term contracts in 2011. Notwithstanding these changes, both customers have made non-binding commitments to provide the same amount of work under the revised contracts as contemplated under the original agreements. Accordingly, we did not reduce backlog as of December 31, 2010 for the replaced amounts or include the shorter-term contracts in our backlog.

We maintain an active dialogue with our two largest customers about the allocation of upcoming projects under our cooperation agreements.  The contract proposal or bidding process is ongoing for us and results in regular additions to our contract backlog, the balance of which is also continuously reduced by work performed and further adjusted for contract change orders.  We believe that our backlog, pipeline of contracts in the bid or negotiation stages, and communications with customers with whom we have signed long-term cooperation agreements provide us with significant revenue visibility through 2012 and into 2013 and gives us a basis for confidence that our dredging fleet can remain fully utilized through at least the first quarter of 2012 and that our targeted objectives to add to our fleet and capacity are prudent.

Segment and Business Cycle Information

Since the inception of Fujian Service, the only line of business we have operated is sub-contract dredging and we have operated only in the PRC.  Accordingly, no geographic or segment information is presented.  Based on the contracts we have performed and those reflected in our backlog, we believe that our operations and business cycle are not strongly seasonal or subject to major fluctuations over time.  However, our ability to operate is influenced by weather.  We tend to achieve lower fleet utilization in the winter for our vessels working in areas subject to freezing conditions and we generally lose several days of operations in southern regions during monsoon season because we cannot operate during severe storms or when wave or wind conditions are extreme.

Our largest customers are state-owned enterprises and they often, but do not always, structure sub-contracts to conclude at, or shortly prior to, the end of their own fiscal years, which coincide with our own fiscal year ending December 31.  As a result, we tend to have a lower amount of carryover project work at fiscal-year end than at other times. In addition, because our final project settlement period is short, our costs and estimated earnings in excess of billings, our project receivables, and our inventories tend to be lower at our fiscal year end than at the end of other periods.

Primary Components of Revenue and Expense

Contract Revenue

We generate revenue primarily from dredging services.  Substantially all of our revenue-generating contracts are fixed-price contracts under which we are paid a specified price for our performance of the entire contract.  We recognize contract revenues under the percentage-of-completion method to determine the appropriate amount to be recognized in a given period.  Our customers are PRC state-owned enterprises.  There are no credit terms and customers settle balances according to the percentage of completion of contracts, and the date of settlement is specified in our contracts.  We believe that we have developed a favorable reputation among local governments, suppliers and contractors, which positions us to continue to obtain quality dredging projects.

Cost of Revenue

Our cost of revenue includes wages, leasing fees, crew hire charge, consumable parts, and depreciation.  We expect our cost of revenue to increase in connection with our expansion plans, including our acquisition of additional dredgers.  The following table presents information regarding our cost of revenues for the periods indicated:

	For the Years Ended December 31,
	2011		2010		2009
	(China Dredging)				(Fujian Service)
	Amount	% of Cost	Amount	% of Cost	Amount	% of Cost
Wages	$1,384,195	1.4%	$885,561	1.5%	$861,861	2.2%
Leasing fees	15,501,030	15.7%	7,150,238	12.2%	1,720,275	4.4%
Crew hire charge	4,395,906	4.4%	2,685,442	4.6%	1,457,329	3.8%
Consumable parts	70,465,713	71.3%	42,964,969	73.1%	29,724,508	76.8%
Depreciation	7,160,142	7.2%	5,037,318	8.6%	4,951,517	12.8%
Cost of contract revenue	$98,906,986	100.0%	$58,723,528	100.0%	$38,715,490	100.0%

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

Critical Accounting Policies and Estimates

General

Our financial statements have been prepared in accordance with U.S. GAAP.  The preparation of our financial statements in conformity with U.S. GAAP requires our management to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods.  Significant items subject to such estimates and assumptions include the recoverability of the carrying amount and the estimated useful lives of long-lived assets; valuation allowances for receivables; percentage of completion of contracts; and realizable values for inventories.  Actual results could differ from those estimates.

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

Revenue Recognition

We recognize contract revenues under the percentage-of-completion method to determine the appropriate amount to be recognized in a given period.  Depending on the nature of contracts, the stage of completion is measured by reference to (a) the proportion of contract costs incurred for work performed to date to estimated total contract costs; (b) the amount of work certified by a site engineer; or (c) the completion of a physical proportion of the contract work.  The difference between amounts billed and recognized as revenue is reflected in the balance sheet as either contract revenues in excess of billings or billings in excess of contract revenues.  Provisions for estimated losses on contracts in progress are made in the period in which they are identified.  In the event that contract revenue cannot be estimated reliably, contract revenue is recognized only to the extent of contract costs incurred that are likely to be recoverable.

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

Accounts Receivable, Net

Accounts receivable represent amounts billed under the terms of contracts with our customers.  The timing of when we bill our customers is generally based on advance billing terms or contingent upon completion of certain phases of the work, as stipulated in the contract.  No amount constitutes a retainer.  We anticipate collection of all outstanding balances within 7 to 180 days after completion reports of the contracts are issued.  The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our existing receivables.  We provide an allowance for estimated uncollectible receivables when events or conditions indicate that amounts outstanding are not recoverable.  Outstanding account balances are reviewed individually for collectability.  Based on our assessment of collectability, there was no allowance for doubtful accounts recognized as of December 31, 2011, 2010, and 2009.

Cost and Estimated Earnings in Excess of Billings on Contracts in Progress

Cost and estimated earnings in excess of billings represent amounts of cost incurred and revenue earned under contracts in progress but not billed at the balance sheet date.  These amounts become billable according to the contract terms, which usually consider passage of time, and/or completion of the project. As of December 31, 2011 and 2010, cost and estimated earnings in excess of billings on contracts in progress were approximately $14.0 million and $0.8 million, respectively.

Impairment of Long-Lived Assets

We test long-lived assets or asset groups for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable.  Circumstances which could trigger a review include, but are not limited to:  significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; and current expectation that the asset will more likely than not be sold or disposed significantly before the end of its estimated useful life.  Recoverability is assessed based on the carrying amount of the asset and its fair value which is generally determined based on the sum of the undiscounted cash flows expected to result from the use and the eventual disposal of the asset, as well as specific appraisal in certain instances.  An impairment loss is recognized when the carrying amount is not recoverable and exceeds fair value.  As individual dredgers generate their own cash flow, each individual dredger is separately reviewed for impairment.  If long-lived assets are to be disposed, depreciation is discontinued, if applicable, and the assets are reclassified as held for sale at the lower of their carrying amounts or fair values less costs to sell.  Based on our assessment, no triggering events were identified as of December 31, 2011 or 2010.

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

The PRC tax system is subject to substantial uncertainties and has been subject to recently enacted changes, the interpretation and enforcement of which are also uncertain.  Changes in PRC tax laws or their interpretation or application may subject us to substantial PRC taxes in future.  No deferred tax liability has been provided as the amount involved is immaterial.  Fujian Service has analyzed the tax positions taken or expected to be taken in its tax filings and has concluded it has no material liability related to uncertain tax positions.  For the years ended December 31, 2011, 2010 and 2009, we had no unrecognized tax benefit.  We do not anticipate any potential future adjustments in the next twelve months that would result in a material change to our financial tax position.

Other Comprehensive Income

Pursuant to authoritative accounting guidance regarding comprehensive income, our comprehensive income consists of net income and foreign currency translation adjustments.  We translate our assets and liabilities of foreign operation at the rate of exchange in effect on the balance sheet date.  We translate income and expenses at the average rate of exchange prevailing during the year.  The year-end rates for December 31, 2011, 2010 and 2009 of RMB into one U.S. dollar were 6.2939, 6.6000 and 6.8270, respectively.  Average rates for the years ended December 31, 2011, 2010 and 2009 were 6.4475, 6.7604 and 6.8303, respectively.  The related translation adjustments are reflected in “Accumulated other comprehensive income” in the equity section of our consolidated balance sheets.  Foreign currency gains and losses resulting from transactions are included in earnings.  As of December 31, 2011, 2010, 2009, the accumulated foreign currency translation gain was approximately $15.8 million, $4.9 million, and $0.7 million, respectively.

Business Combination and Recapitalization

Mr. Qing Lin holds a 91% equity interest of Wonder Dredging and Mr. Panxing Zhuo holds the other 9% equity interest of Wonder Dredging.  They are the brother-in-law and father, respectively, of Mr. Xinrong Zhuo, our Chairman and Chief Executive Officer and sole shareholder of Mars Harvest Co., Ltd. which effectively holds approximately 64.3% of our shares (or 54.0% if all preferred shares are converted).  Mr. Qing Lin and Mr. Panxing Zhuo, pursuant to an agreement, hold their interests in Fujian Service indirectly as the representatives of the family.  Through the agreement, Mr. Xinrong Zhuo has had the exclusive right to make executive decisions and manage Fujian Service since its inception (January 8, 2008).  Half of the equity interest of Fujian Service is held by Fujian WangGang and the other half is held by Wonder Dredging.  Mr. Qing Lin, Mr. Panxing Zhuo, and Mr. Xinrong Zhuo constitute a common control group holding more than 50% of the equity interest of Fujian Service.  Our consolidated financial statements have been prepared as if the existing corporate structure had been in existence throughout the periods presented and as if the reorganization had occurred as of the beginning of the earliest period presented.

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

Escrow Shares, Embedded Derivative and Preferred Share Discount

On October 29, 2010, our controlling shareholder, a company controlled by Mr. Xinrong Zhuo, our Chairman of the Board of Directors and Chief Executive Officer, placed 15,000,000 of our ordinary shares into the Make-Good Escrow, pursuant to a securities escrow agreement, for the purpose of providing protection to the investors in our 2010 Private Placement in the event we did not achieve certain net income thresholds for the years ended 2010 and 2011.  If we had not achieved the thresholds set forth below, holders of our preferred shares would have received additional shares from the Make-Good Escrow, up to the full number of shares held in the Make-Good Escrow.  The number of additional shares that could have been released to investors in our 2010 Private Placement was equal to:  (Original Invested Shares * (Target EPS/Actual EPS)) — Original Invested Shares.  “Actual EPS” means the Adjusted Net Income for fiscal year 2010 or 2011, as applicable, divided by the number of our fully diluted outstanding shares.  “Target EPS” means the performance threshold for the applicable year divided by the number of our fully diluted outstanding shares.  Adjusted Net Income means after-tax net income based on U.S. GAAP, adjusted to exclude (i) non-cash charges associated with the Merger, our 2010 Private Placement and any public offering or other financing by us, (ii) expenses related to the release of the escrow shares, and (iii) expenses related to implementation of any of the agreements related to our 2010 Private Placement.  Adjusted Net Income for 2010 is calculated by adding the Adjusted Net Income of Fujian Service for the six months ended June 30, 2010 and our Adjusted Net Income on a consolidated basis for the six months ended December 31, 2010.  The pro-rata right to receive shares issuable pursuant to the Make-Good Escrow was based upon the initial preferred shares issued to investors.  Shares not distributed from the Make-Good Escrow were to be returned to the shareholder that contributed them.  The Adjusted Net Income targets for the 2010 and 2011 fiscal years were $48.1 million and $87.0 million, respectively.

We achieved the Target EPS for 2010 and 2011, and all of the escrow shares were released back to the shareholder that contributed them.  We do not believe the fair value of the escrow shares should be recognized as compensation or an expense.  According to relevant guidance, to overcome the presumption that the release of shares are compensatory, we have considered the substance of the arrangement, including whether the arrangement was entered into for purposes unrelated to, and not contingent upon, continued employment.

The Make-Good Escrow was not entered into for purposes related to, or contingent upon, continued employment of the key executive.  The sole reason for us and Mr. Zhuo’s company to enter into the escrow arrangement was to induce investors to close our 2010 Private Placement.  In accordance with authoritative accounting guidance, we believe the proceeds of our 2010 Private Placement should be treated as being received for a combination of our preferred shares issued to the investors and the contingent right to a variable number of ordinary shares under the Make-Good Escrow.  We further believe this requires that our 2010 Private Placement proceeds be allocated first to the contingent right to a variable number of shares based on the estimated fair value of that right, with the remaining proceeds allocated to our preferred shares.  In effect, Mr. Zhuo’s company would be treated as having contributed to us a contingent right to a variable number of shares while we are treated as having sold an identical right to our 2010 Private Placement investors.  In accordance with authoritative accounting guidance, our contingent obligation to deliver a variable number of shares sold to the investors was recorded as a liability.  It was initially recorded at its $14,101,247 estimated fair value as of December 31, 2010.   The effective right to receive an equal number of shares from Mr. Zhuo’s company was not an asset but instead represented a potential future capital contribution. As of December 31, 2011, we achieved sufficient Actual EPS that the Mr. Zhuo’s company was entitled to have all shares released from escrow. As a result the liability was reduced to zero.

Prospectively from the initial issuance, we adjusted the liability for the contingent obligation to deliver a variable number of shares to its estimated fair value at each balance sheet date. Changes to the liability were recorded as gains or losses in the determination of net income.  Upon settlement of the escrow, the liability would have been adjusted to the fair value of the shares actually delivered to investors in the 2010 Private Placement (had the 2011 Target EPS not been met), with any difference between such amount and the amount previously recorded reflected as a gain or loss in the determination of net income. The remaining liability was eliminated with a corresponding increase in additional paid-in capital reflecting the fact that Mr. Zhuo’s company would have provided the shares to the investors for settlement.

The holders of our preferred shares have the right to receive 20% of the $5.00 purchase price on the second anniversary of issuance if not yet converted. Substantially, this is the right to $1.00 per share if we fail to have the ordinary shares underlying our preferred shares both successfully registered with the SEC and listed on a suitable exchange by October 2012. We have determined that this contingent right of the holders of our preferred shares is an embedded derivative financial instrument which must, for financial reporting purposes, be separated from the host instrument (i.e., from our preferred shares) and treated as a separate instrument. Proceeds of our 2010 Private Placement were allocated to the derivative liability in an amount equal to its estimated fair value. Prospectively, the derivative liability is adjusted to its estimated fair value at each balance sheet date with changes in its fair value recorded in our statements of income.

There were no readily ascertainable market prices for the ordinary shares or the rights that investors hold under the Make-Good Escrow. We estimated the fair value of obligation under the Make-Good Escrow by using a Monte Carlo valuation model, using variables:  1) gross margin on dredgers within the range of historical experience, 2) the addition of new dredgers within a range bounded by new lease opportunities known at the time of the 2010 Private Placement and our resources available at the time of the 2010 Private Placement to secure additional leased vessels during 2011, 3) revenue for both existing dredgers and potential new dredgers within a range bounded by historical experience and existing backlog, 4) RMB/USD exchange rates within a range consistent with PRC government guidance available at the time of the 2010 Private Placement, and 5) sales, general and administrative expenses as a percentage of revenue within parameters known at the time of our 2010 Private Placement. The result was an expected escrow share issuance of 3,234,231 shares. That number of expected shares was then multiplied by the $4.36 estimated fair value of each share, determined as discussed below, to produce the estimated $14,101,247 fair value of Make-Good Escrow obligation. There was only a short period of time from the final closing of our 2010 Private Placement (December 21, 2010) until December 31, 2010, and our 2010 Private Placement closed on various dates in the fourth quarter of 2010 all at the same price. We believe that no material information was available at December 31, 2010 that was not available throughout our 2010 Private Placement. Accordingly, we do not believe the value of the Make-Good Escrow obligation changed materially during the period. The estimation of the fair value of the Make-Good Escrow obligation is based on level 3 inputs, meaning unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

We had estimated the value of the embedded derivative based on the $10,012,987 proceeds that would be paid, discounted at an interest rate of 9.0% and multiplied by 18%, representing the probability, viewed from the time of our 2010 Private Placement, that the underlying ordinary shares would not be registered and listed.  We believe the 9.0% interest rate, which is consistent with then-effective high-yield rates in U.S. markets, is appropriate for debt in such amount at the parent-company level that is unsecured, illiquid and structurally subordinated to creditor claims at the operating companies (the locus of substantially all of our assets).  We estimated the probability of our not being registered and listed by October 2012 to be the same as the actual percentage of all Form F-1 filers in 2009 and 2010 failing to achieve effectiveness of their registration statements.  However, our actual probability of success could differ from that of companies who filed registration statements during the reference period, or an actual market participant could take a different view. We believe that, in our case, based on circumstances in the fourth quarter of 2010, once our registration statement became effective, all other requirements to achieve a national exchange listing would be satisfied or within our control, which would be sufficient to extinguish the embedded derivative.  While listing requirements relating to market capitalization are not directly in our control, we expected to have sufficient market capitalization based on our cash alone to meet requisite listing standards.  Even under the lowest 1% tail scenario of the Monte Carlo valuation model discussed above, we would have positive net income which should not detract from the value of the cash in determining market capitalization.

As of December 31, 2011, we estimated the fair value of the derivative using a revised estimated probability of 90% as of that date of not being listed on a qualifying securities exchange. The revised estimate is based on new listing requirements at large U.S. securities exchanges applicable to “reverse merger” companies, which now include a “seasoning” requirement that such companies trade on the over-the-counter markets or another national or foreign exchange for one year and complete SEC filings during this time, with a limited exception for listings in connection with firmly underwritten public offering of at least $40 million. There are no data upon which to base an estimate of the likelihood of fulfilling the new requirements or successfully closing an offering before the October 2012 deadline. We, in consultation with our financial advisors, determined to use 90% as the probability of being unable to avoid the obligation to make the redemption payments to investors. In addition, the discount rate used was decreased to 8.5% reflecting the closer maturity date of the potential obligation. The December 31, 2011 present value of the full required payment multiplied by 90% resulted in an $8,279,827 estimated fair value of the derivative. Adjusting the value of the derivative to this amount resulted in a $6,762,079 charge to net income for the year ended December 31, 2011.

The embedded derivative is part of our preferred shares and was entered into as an inducement to our 2010 Private Placement investors to purchase our preferred shares. It is not used for hedging purposes. The estimate of the embedded derivative’s fair value is based on Level 3 inputs.

The embedded derivative and the obligation under the Make-Good Escrow are the only instruments held by us that are carried at fair value estimated using Level 3 inputs. The changes in the carrying value of the level 3 instruments during the years ended December 31, 2011 and 2010 were as follows:

	2011	2010

Liability balance b/f	$15,618,995	$-
Additional liabilities entered into the year	-	15,607,697
(Decrease)/increase in liability fair value	(7,339,168)	11,298
Liability balance c/f	$8,279,827	$15,618,995

Reducing the gross proceeds of our 2010 Private Placement by the $14,101,247 allocated to the contingent right to shares pursuant to the Make-Good Escrow and $1,506,450 to the embedded derivative resulted in $34,457,238 being initially allocated to the 10,012,987 preferred shares. This amount was reduced by the $3,621,649 of offering costs relating to our 2010 Private Placement resulting in $30,835,589 initially allocated to our preferred shares.  At December 31, 2010, the derivative liability was increased by an additional $11,298 to our estimated fair value of $1,517,748. This resulted in a total derivative loss of $11,298 for the year ended December 31, 2010 as shown on our statements of income. The 10,012,987 preferred shares are convertible into an equal number of ordinary shares which for which a fair value was estimated to determine if our preferred shares contained a beneficial conversion feature.

We calculated an estimated fair value of our ordinary shares at the time of the 2010 Private Placement by applying to our trailing earnings the price-earnings ratio equal to the average price-earnings ratio of the only two other public companies (as of fourth quarter 2010) in the dredging industry, or the peer companies, after making the adjustments described below. The peer companies, whose trailing price-earnings ratios averaged 10.5 at December 31, 2010, are domiciled in developed countries, specifically the Netherlands and the United States, no single shareholder or group controls the peer companies and their shares are liquid and actively traded.  To adjust the price-earnings ratio for the peer companies for differences in our circumstances, we applied two discount factors.  The first was a 24.5% discount to reflect the market discount applicable to Chinese companies of a scale consistent with ours. We determined this discount by calculating the average price-earnings ratio of the 34 U.S.-listed Chinese companies with market capitalizations between $100 million and $400 million and positive 1-year trailing earnings and comparing it with the average price-earnings ratio of the S&P 500 over the time period when our 2010 Private Placement occurred.  We then applied an additional 40% discount to reflect the lack of marketability and control of us as compared with public companies generally. The lack of marketability was based on the fact that none of our shares were registered and there was no ready market for the shares.  The size of the discount needed for lack of marketability was limited by the fact that we were a public company through our reverse merger with Chardan Acquisition Corp. and had plans and a clear intention to register our shares and list on an exchange. The control element of the discount was necessary because a majority of our voting shares are controlled by Mr. Xingrong Zhuo and would continue to be controlled by him based on the Monte Carlo simulation of the shares to be transferred from the Make-Good Escrow.

The result of applying these two discounts in sequence to the 10.5 average for the peer companies was to lower the price-earnings ratio used to compute our per share value to 4.8.  Noting that we had no debt, we multiplied the 4.8 price-earnings ratio to our projected 2010 net income of $48.4 million disclosed to investors in our 2010 Private Placement to calculate an equity value of $229.8 million. This calculated equity value was divided by the number of outstanding ordinary shares, before giving effect to our 2010 Private Placement, and yielded a value per ordinary share of $4.36. This estimate is subject to considerable uncertainty and it is likely that if ordinary shares had been sold separately at the time of the 2010 Private Placement they would have sold for amounts different than $4.36, and such differences could have been material. There were only two peer companies, and our determination to use a 40% discount for lack of marketability and control is subjective and potentially at the higher end of ranges that may be regarded as typical for such discounts.

We updated our value estimate at the end of each interim quarter during the year ended December 31, 2011 by reference to the same two dredging companies. These two companies had a trailing price-earnings ratio for the 12 months ended June 30, 2011 of 12.2. We lowered this ratio by first applying a 41% discount applicable to Chinese companies based on the ratio at June 30, 2011 between the price-earnings ratio of the 34 Chinese companies to the S&P 500. It was further lowered by the same 40% lack of marketability and control discount used in the fourth quarter 2010 valuation. The result of applying these discounts was a price-earnings ratio of 4.3. The market capitalization was increased by what was estimated to be excess cash at June 30, 2011 as compared to the reference companies and then decreased by the value of the derivative liability. The resulting overall value was divided by the outstanding shares on a fully diluted basis, assuming conversion of all preferred shares. Through this method we estimated a fair value of each ordinary share as $6.20 at June 30, 2011.

The estimated $62,080,519 fair value at June 30, 2011 of the ordinary shares into which the preferred shares would convert exceeded the $50,064,935 redemption value of the preferred shares, should the holders of preferred shares elect to redeem them after October 2012. Consequently, the entire $6,135,012 discount that existed at December 31, 2010 was accreted in the six months ended June 30, 2011 as an allocation of net income. There was no remaining discount to be accreted after June 30, 2011.

A condition of the 2010 Private Placement was that we register the underlying shares with the SEC. During 2011, we incurred general and administrative expenses of $784,202 related to the registration process. These costs were considered costs of the planned initial public offering.

Earnings per Ordinary Share

Earnings per ordinary share (basic and diluted) is based on the net income attributable to ordinary shareholders divided by the weighted average number of ordinary shares outstanding during each period.  Ordinary share equivalents are not included in the calculation of diluted earnings per ordinary share if their effect would be anti-dilutive.  As of December 31, 2011, the weighted average outstanding ordinary share equivalents totaled 10,012,987, consisting of our preferred shares, all of which were used in the calculation of diluted earnings per ordinary share.

Internal Control over Financial Reporting

Historically, we have been a company with limited accounting personnel and other resources to address our internal control over financial reporting.  In connection with the audit of our financial statements included in this Report, we identified what we believe would constitute a “material weakness” in our internal control over financial reporting.  As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis by the company’s internal controls.  The material weakness we identified was that none of our employees had any formal training in U.S. GAAP and SEC rules and regulations.  Our Chief Financial Officer also does not have such training, and we may not be able to remediate this material weakness without significant expense, if at all.  We have identified similar material weaknesses in the past, and we may also face additional material weaknesses in the future.  Therefore, there is a risk that our current or future financial statements may not be properly prepared in accordance with U.S. GAAP or that our current or future disclosures are not in compliance with SEC rules and regulations.

We have begun to undertake steps to remediate the material weakness described above and to improve our internal control over financial reporting.  We have engaged a PCAOB registered and inspected public accounting firm in the United States to provide consulting services to us in matters involving U.S. GAAP and SEC rules and regulations.  We also plan to take other important steps, including training our accounting, internal audit and finance staff, engaging consultants to assist with these functions, and implementing additional financial and management controls, reporting systems and procedures.  Although we do not expect the costs of our remediation efforts to be material, we expect these efforts to take time.  We expect to continue to implement these measures through the course of 2011, and plan to continue monitoring our internal controls with a view toward whether additional financial and management controls, reporting systems and procedures are appropriate.  We do not expect that our plan will fully remediate the material weakness described above until at least December 31, 2012, and it may not ensure the adequacy of our internal controls over our financial reporting and processes in the future.

However, if we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal control over financial reporting.  As a result, our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the value of our securities.

Results of Operations

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

The following table presents our operating results for the year ended December 31, 2011 compared to the year ended December 31, 2010.

	Year Ended December 31,						Percent
	2011 (China Dredging)		2010 (China Dredging)		Increase	Percent Change	Change in RMB
Contract revenue	$226,953,070	100.0%	$131,405,665	100.0%	$95,547,405	72.7%	64.7%
Cost of contract revenue	(98,906,986)	(43.6)%	(58,723,528)	(44.7)%	40,183,458	68.4%	60.7%
Gross profit	128,046,084	56.4%	72,682,137	55.3%	55,363,947	76.2%	68.0%
General and administrative expenses	(9,444,718)	(4.2)%	(7,159,793)	(5.4)%	2,284,925	31.9%	25.8%
Income from operations	118,601,366	52.3%	65,522,344	49.9%	53,079,022	81.0%	72.6%
Other income (expense)	7,897,965	3.5%	(731,668)	(0.6)%	8,629,633	(1179.4)%	(1113.6)%
Income before income taxes	126,499,331	55.7%	64,790,676	49.3%	61,708,655	95.2%	86.0%
Income tax expense	(30,107,070)	(13.3)%	(16,556,396)	(12.6)%	13,550,674	81.8%	73.4%
Net income	$96,392,261	42.5%	$48,234,280	36.7%	$48,157,981	99.8%	90.3%

The following table summarizes changes in backlog on contracts during the year ended December 31, 2011.  Backlog represents the amount of revenue we expect to realize from work to be performed on contracts in progress at year end and from contractual agreements on which work has not yet begun.

Backlog balance at December 31, 2010	$62,310,751
New contracts entered during the year ended December 31, 2011	220,006,390
Add: Adjustment of contracts due to change of orders during the year	331,734
Adjusted contract amount at December 31, 2011	282,648,875
Less: Contract revenue earned during the year ended December 31, 2011	(226,953,070)
Backlog balance at December 31, 2011	$55,695,805

The decrease of $6.6 million in our backlog at December 31, 2011 compared to December 31, 2010 was mainly due to three contracts included in our backlog at December 31, 2010 that were entered into near the year-end date. Our backlog at December 31, 2010 reflected our increased availability to enter into larger contract commitments as a result of adding vessels to our dredging fleet in the second half of 2010. We also added vessels to our dredging fleet in 2011 and, despite the $6.6 million decrease in our backlog at December 31, 2011 compared to December 31, 2010, we perceive additional opportunities to be awarded future business.

Dredger Downtime for Redeployment/Repositioning

	Q1	Q2	Q3	Q4	Year Average
2011	6.5%	2.8%	3.9%	0.6%	3.2%
2010	2.9%	4.4%	10.9%	17.8%	10.5%

The impact of redeployments and repositioning on our overall fleet utilization was slightly lower in 2011 than in 2010, reflecting a decrease in average downtime of 7.3%.  We believe this volatility is common in the dredging business and reflects changes in contract arrangements from time to time.

Effect of Exchange Rates

Substantially all of our operations are conducted in the PRC and RMB which is our functional currency.  The average exchange rate used in translating the results of operations and cash flows for the years ended December 31, 2011 and 2010 was 6.4475 and 6.7604, respectively, which represented a 4.6% increase from 2010 to 2011 in the value of the RMB against the U.S. dollar.

Revenue

Contract revenue increased by $95.5 million, or 72.7% (64.7% without foreign exchange effect), to $227.0 million in 2011, compared to $131.4 million in 2010.  The increase primarily reflects the increase of our dredging volume and unit construction price.  The projects we performed varied in size and span of time.  Accordingly, we measure our business volume by cubic meters we dredged rather than by numbers of projects we performed in a specific period.  Applying the metric to our contract revenue allows us to track trends in unit construction price per cubic meter dredged.  The unit construction price for each contract varies and reflects the negotiated price with the contractor for each specific project, depending on the nature of sediments in the river bed, difficulties in the dredging, and other factors specific to the project.  With six leased dredgers joining the fleet in 2011, we were able to deliver larger business volume and execute more projects with various field conditions.  We completed 126.6 million cubic meters of dredging volume in 2011 as compared to 78.6 million cubic meters in 2010, a 61.1% increase in dredging volume.  In addition, the unit construction price per cubic meter increased by $0.12, or 7.2% (2.2% without foreign exchange effect), to $1.79 in 2011 from $1.67 in 2010 due to increased demand for our dredging services and improved market conditions.

Cost of Revenue

Cost of revenue increased by $40.2 million, or 68.4% (60.7% without foreign exchange effect), from $58.7 million in 2010 to $98.9 million in 2011, primarily due to our increased revenue.  Unit construction cost per cubic meter is $0.78 and $0.74 in 2011 and 2010, respectively.  Unit construction cost is the metric we use to measure our direct cost per cubic meter dredged.  The unit construction cost is dependent on the combination of prices of consumable parts, wages, leasing fees, crew hire charge and depreciation.

	For the Years Ended December 31,
	2011 (China Dredging)			2010 (China Dredging)
	Amount	Average Unit Cost (per Cubic Meter)	Percentage of Revenue	Amount	Average Unit Cost (per Cubic Meter)	Percentage of Revenue
Wages	$1,384,195	$0.01	0.6%	$885,561	$0.01	0.7%
Leasing fees	15,501,030	0.12	6.9%	7,150,238	0.09	5.4%
Crew hire charge	4,395,906	0.03	1.9%	2,685,442	0.03	2.1%
Consumable parts	70,465,713	0.56	31.0%	42,964,969	0.55	32.7%
Depreciation	7,160,142	0.06	3.2%	5,037,318	0.06	3.8%
Cost of contract revenue	$98,906,986	$0.78	43.6%	$58,723,528	$0.74	44.7%

The cost of consumable parts increased from $43.0 million in 2010 to $70.5 million in 2011, while the percentage to revenue declined from 32.7% to 31.0%, primarily due to improved cost control and operations management.  This decrease resulted in the decrease of average unit construction cost of $0.01.  Leasing fees increased by $8.4 million, primarily due to our six leased vessels being put into operation in 2011, accounting for 6.9% of our revenue in 2011 as compared to 5.4% in 2010.  This increase resulted in the increase of average unit construction cost of $0.03.  The crew hire charge associated with leased vessels increased by $1.7 million in 2011 compared to 2010, also due to the addition to our new leased vessels.  The increase in crew hire charge did not significantly impact our unit construction cost.  The amount of wages and depreciation remained relatively flat in 2011 compared to 2010.  Wages accounted for 0.6% and 0.7% of our revenue in 2011 and 2010, respectively.  Depreciation accounted for 3.2% and 3.8% of our revenue in 2011 and 2010, respectively.  The decrease of wages and depreciation in percentage of revenue was due to the increase in leased vessels.

Gross Profit

Gross profit increased by $55.4 million, or 76.2% (68.0% without foreign exchange effect), to $128.0 million in 2011, compared to $72.7 million in 2010, primarily due to our increased revenue.  Since our average unit construction price in 2011 increased by 7.2% (2.2% without foreign exchange effect) compared to 2010 while our average unit construction cost remained substantially the same in these two years, our gross profit margin increased from 55.3% to 56.4%, or a 2.0% percentage increase, primarily reflecting the increase of our average unit construction price.

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

	For the Years Ended December 31,
	2011 (China Dredging)			2010 (China Dredging)
	Amount	% of Total G&A	% of Total Revenue	Amount	% of Total G&A	% of Total Revenue
Revenue tax expenses*	$7,398,387	78.3%	3.3%	$5,111,870	71.4%	3.9%
Salary and benefits	420,999	4.5%	0.2%	239,916	3.3%	0.2%
Operating insurance	205,343	2.2%	0.1%	191,153	2.7%	0.1%
Other expenses	426,225	4.5%	0.2%	312,633	4.4%	0.2%
Financing and restructuring expenses	993,764	10.5%	0.4%	1,304,221	18.2%	1.0%
Total G&A	$9,444,718	100.0%	4.2%	$7,159,793	100.0%	5.4%

*	In the PRC, provincial and local governments levy certain taxes based on revenue and we record this tax expense as a general and administrative expense.

General and administrative expense increased from $7.2 million, or 5.4% of revenues in 2010, to $9.4 million, or 4.2% of revenues in 2011.  The increase in general and administrative expense was primarily attributable to an increase in revenue taxes of $2.3 million.  For the services we provide, business tax should be paid as 3% of revenue and does not fluctuate in a consistent manner with contract revenue. The increases in salary and benefits expense and other expenses in 2011 as compared with 2010 ($0.2 million and $0.1 million, respectively) were primarily attributable to maintenance of our company and our subsidiaries other than Fujian Service.  We had an aggregate of $0.9 million of non-recurring restructuring expenses in 2011, which mainly reflect auditor and legal fees relating to the Merger.

Operating Income

As a result of the foregoing, our operating income increased by $53.1 million, or 81.0% (72.6% without foreign exchange effect), to $118.6 million in 2011, from $65.5 million in 2010.

Income Tax

Income tax expense increased by $13.5 million, or 81.8% (73.4% without foreign exchange effect), from $16.6 million in 2010 to $30.1 million in 2011, primarily due to the increase in our taxable income.  The applicable income tax rate was 25%, which was effective on January 1, 2008 in the PRC.  Income tax expense increased by a greater percentage than did operating income because of approximately $2.1 million of non-tax deductible expenses incurred in 2011.  These non-deductible expenses consisted primarily of organizational and administrative expenses of our BVI company.

Net Income

As a result of the foregoing, our net income increased by $48.2 million, or 99.8% (90.3% without foreign exchange effect), to $96.4 million, compared to $48.2 million in 2010.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

The following table presents our operating results for the year ended December 31, 2010 compared to the year ended December 31, 2009.  The 2009 amounts include only Fujian Service as the other companies in our consolidated group did not exist until 2010.

	For the Years Ended December 31,						Percent
	2010 (China Dredging)		2009 (Fujian Service)		Increase	Percent Change	Change in RMB
Contract revenue	$131,405,665	100.0%	$80,333,891	100.0%	$51,071,774	63.6%	61.9%
Cost of contract revenue	(58,723,528)	(44.7)%	(38,715,490)	(48.2)%	20,008,038	51.7%	50.2%
Gross profit	72,682,137	55.3%	41,618,401	51.8%	31,063,736	74.6%	72.8%
General and administrative expenses	(7,159,793)	(5.4)%	(2,531,132)	(3.2)%	4,628,661	182.9%	182.9%
Income from operations	65,522,344	49.9%	39,087,269	48.7%	26,435,075	67.6%	65.7%
Other income (expense)	(731,668)	(0.6)%	(726,020)	(0.9)%	5,648	0.8%	(0.3)%
Income before income taxes	64,790,676	49.3%	38,361,249	47.8%	26,429,427	68.9%	67.0%
Income tax expense	(16,556,396)	(12.6)%	(9,596,651)	(11.9)%	6,959,745	72.5%	70.8%
Net income	$48,234,280	36.7%	$28,764,598	35.8%	$19,469,682	67.7%	65.7%

The following table summarizes changes in backlog on contracts during the year ended December 31, 2010.  Backlog represents the amount of revenue we expect to realize from work to be performed on contracts in progress at year end and from contractual agreements on which work has not yet begun.

Backlog balance at December 31, 2009	$8,139,422
New contracts entered during the year ended December 31, 2010	184,386,368
Add: Adjustment of contracts due to change of orders during the year	1,190,626
Adjusted contract amount at December 31, 2010	193,716,416
Less: Contract revenue earned during the year ended December 31, 2010	(131,405,665)
Backlog balance at December 31, 2010	$62,310,751

The significant growth in backlog during 2010 was primarily attributable to the formalization of contracts that permitted reporting of firm backlog statistics and, to a lesser degree, our increased availability to enter into larger contract commitments as a result of adding four vessels to our dredging fleet in the second half of 2010.

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

Revenue

Contract revenue increased by $51.1 million, or 63.6% (61.9% without foreign exchange effect), to $131.4 million in 2010, compared to $80.3 million in 2009.  The increase primarily reflects the increase of our dredging volume and unit construction price.  With four leased dredgers joining the fleet in 2010, we were able to deliver larger business volume and execute more projects with various field conditions.  We completed 78.6 million cubic meters of dredging volume in 2010 as compared to 52 million cubic meters in 2009, a 51.2% increase in dredging volume.  In addition, the unit construction price per cubic meter increased by $0.12, or 7.7% (7.1% without foreign exchange effect), to $1.67 in 2010 from $1.55 in 2009 due to increase of demand for our dredging services and general market conditions providing us with stronger negotiation power.

Cost of Revenue

Cost of revenue increased by $20.0 million, or 51.7% (50.2% without foreign exchange effect), from $38.7 million in 2009 to $58.7 million in 2010, primarily due to our increased revenue.  Unit construction cost per cubic meter is $0.74 and $0.75 in 2010 and 2009, respectively.

	For the Years Ended December 31,
	2010 (China Dredging)			2009 (Fujian Service)
	Amount	Average Unit Cost (per Cubic Meter)	Percentage of Revenue	Amount	Average Unit Cost (per Cubic Meter)	Percentage of Revenue
Wages	$885,561	$0.01	0.7%	$861,861	$0.02	1.1%
Leasing fees	7,150,238	0.09	5.4%	1,720,275	0.03	2.1%
Crew hire charge	2,685,442	0.03	2.1%	1,457,329	0.03	1.8%
Consumable parts	42,964,969	0.55	32.7%	29,724,508	0.57	37.0%
Depreciation	5,037,318	0.06	3.8%	4,951,517	0.10	6.2%
Cost of contract revenue	$58,723,528	$0.74	44.7%	$38,715,490	$0.75	48.2%

The cost of consumable parts increased from $29.7 million in 2009 to $43.0 million in 2010, while the percentage to revenue declined from 37.0% to 32.7%, primarily due to improved cost control and operation management.  This decrease resulted in the decrease of average unit construction cost of $0.02.  Leasing fees increased by $5.4 million, primarily due to our four leased vessels being put into operation in June 2010, accounting for 5.4% of our revenue in 2010 as compared to 2.1% in 2009.  This increase resulted in the increase of average unit construction cost of $0.06.  The crew hire charge associated with leased vessels increased by $1.2 million in 2010 compared to 2009, also due to the addition to our four leased vessels.  The crew hire charge change had insignificant impact on our unit construction cost.  The amount of wages and depreciation remained relatively flat in 2010 compared to 2009, primarily reflecting our ownership and operation of the same three dredgers in our fleet.  Wages accounted for 0.7% and 1.1% of our revenue in 2010 and 2009, respectively, which decrease resulted in the decrease of average unit construction cost of $0.01.  Depreciation accounted for 3.8% and 6.2% of our revenue in 2010 and 2009, respectively, which decrease resulted in the decrease of average unit construction cost of $0.04.  The decrease of wages and depreciation in percentage of revenue was due to increase in leased vessels.

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

General and Administrative Expenses

The following table sets forth certain information regarding the main components of our general and administrative expenses for the years indicated:

	For the Years Ended December 31,
	2010 (China Dredging)			2009 (Fujian Service)
	Amount	% of Total G&A	% of Total Revenue	Amount	% of Total G&A	% of Total Revenue
Revenue tax expenses*	$5,111,870	71.4%	3.9%	$1,991,493	78.7%	2.5%
Salary and benefits	239,916	3.3%	0.2%	159,808	6.3%	0.2%
Operating insurance	191,153	2.7%	0.1%	187,575	7.4%	0.2%
Other expenses	312,633	4.4%	0.2%	192,256	7.6%	0.3%
Financing and restructuring expenses	1,304,221	18.2%	1.0%	—	—	—
Total G&A	$7,159,793	100.0%	5.4%	$2,531,132	100.0%	3.2%

*	In the PRC, provincial and local governments levy certain taxes based on revenue and we record this tax expense as a general and administrative expense.

General and administrative expense increased from $2.5 million, or 3.2% of revenues in 2009 to $7.2 million, or 5.4% of revenues in 2010.  The increase in general and administrative expense was primarily attributable to an increase in revenue taxes of $3.1 million.  For the services we provide, business tax should be paid as 3% of revenue and does not fluctuate in a consistent manner with contract revenue. The increases in salary and benefits expense and other expenses in 2010 as compared with 2009 ($0.1 million and $0.1 million, respectively) were primarily attributable to maintenance of our company and our subsidiaries other than Fujian Services following their formation.  We had an aggregate of $1.3 million of non-recurring restructuring expenses in 2010, which mainly reflect auditor and legal fees relating to the Merger.

Operating Income

As a result of the foregoing, our operating income increased by $26.4 million, or 67.6% (65.7% without foreign exchange effect), to $65.5 million in 2010, from $39.1 million in 2009.

Income Tax

Income tax expense increased by $7.0 million, or 72.5% (70.8% without foreign exchange effect), from $9.6 million in 2009 to $16.6 million in 2010, primarily due to the increase in our taxable income.  The applicable income tax rate was 25%, which was effective on January 1, 2008 in the PRC.  Income tax expense increased by a greater percentage than did operating income because of approximately $0.3 million of non-tax deductible expenses incurred in 2010.  These non-deductible expenses consisted primarily of organizational and administrative expenses of our BVI company.

Net Income

As a result of the foregoing, our net income increased by $19.5 million, or 67.7% (65.7% without foreign exchange effect), to $48.2 million, compared to $28.8 million in 2009.

Liquidity and Capital Resources

As of December 31, 2011 we had cash of $112.4 million, an increase of $23.9 million from December 31, 2010. Our current assets totaled $160.3 million as of December 31, 2011 while our current liabilities totaled $24.3 million. We have financed our activities to date primarily through cash generated from operating activities and private placements of our securities.  Between October 2010 to December 2010, we completed multiple closings of our 2010 Private Placement and received net proceeds of approximately $46.4 million, which substantially increased our cash balance and strengthened our liquidity position.  We believe that our available working capital will be sufficient to maintain our operations at the current level for at least the next 12 months.

As part of our efforts to expand our dredging capacity, we are continuing to actively explore opportunities to expand our fleet.  Our capital expenditures have historically related to the acquisition of dredgers.  As of December 31, 2011 and 2010, we had acquired dredgers for $71.9 million and $54.2 million, respectively.  As of December 31, 2011 and 2010, we had capital commitments of $50.0 million and $29.1 million, respectively, payable until May 2013 for the acquisition of two new dredgers.  In January 2011, we acquired a non-self-propelling cutter suction dredger that we had previously leased for a purchase price of $13.6 million.  The aggregate rental deposit of $5.2 million we previously paid was deducted from the vessel purchase price when we acquired the vessel, and we paid the balance of $8.4 million with a portion of the proceeds from our 2010 Private Placement.  $7.3 million of this balance had been paid as a deposit prior to December 31, 2010 and had already been removed from cash and current assets.  The remaining $1.1 million was paid from cash generated from Fujian Service’s operations.  In May 2011, we entered into an agreement to purchase a new, non-self-propelling cutter suction dredger for approximately $41.3 million (RMB260 million).  We paid approximately $20.7 million of the construction price with proceeds from our 2010 Private Placement and cash generated from operations.  The remaining $20.6 million is payable upon the completion of certain construction milestones, which we expect will be fully achieved by December 2012. In addition, approximately $0.1 million of the purchase price will be withheld as quality earnest money payable after a one-year warranty period.

We intend to use the remaining proceeds from our 2010 Private Placement to finance further expansion our fleet.  In the event that we are unable to fund our planned fleet expansion in a timely manner, we intend to use cash generated from operating activities and pursue alternative sources of financing, such as loan facilities from financial institutions.  As of the date of this Report, we have no arrangements in place for such alternative sources of financing, which may not be available to us on reasonable terms, if at all.

The following table presents a comparison of our cash flows and beginning and ending cash balances during the year ended December 31, 2011, 2010 and 2009.  The amounts in the three categories of cash flows do not equal to the total changes for the years because of exchange rate effects:

	For the Years Ended December 31,
	2011	2010	2009
	(China Dredging)	(China Dredging)	(Fujian Service)
Cash flows provided by operating activities	$67,151,092	$51,757,688	$30,952,939
Cash flows used in investing activities	(47,811,882)	(24,965,015)	(2,196,096)
Cash flows provided by/(used in) financing activities	12,408	36,894,673	(6,785,017)
Net increase in cash	19,351,618	63,687,346	21,971,826
Cash at beginning of year	88,532,472	23,343,469	1,362,142
Cash at end of year	$112,409,544	$88,532,472	$23,343,469

Under our current corporate structure, Fujian WangGang is obligated to pay Fujian Service a management fee of RMB 1 million and in return is entitled to 100% of the net profits (i.e., after all taxes and expenses) of Fujian Service, as determined under PRC accounting rules.

We or our subsidiaries will be providing capital to Fujian Service with proceeds from our equity transactions.  We may decide to provide some or all of this capital in the form of intercompany loans.

In the future, cash generated by Fujian Service will be moved to the other companies by a combination of the repayment of intercompany loans owed to us or other subsidiaries, or by payment to Fujian WangGang of all or part of the 100% of net profits (i.e., after all taxes and expenses) of Fujian Service determined under PRC accounting rules to which Fujian WangGang is entitled under the Contracted Management Agreement.  Under PRC laws and regulations, Fujian Service is also required to set aside each year 10% of its net profits, based on PRC accounting standards, in order to fund a statutory surplus reserve until the accumulated amount of such reserve reaches 50% of its registered capital.  This reserve is not distributable as dividends except in the event of liquidation of Fujian Service. Consequently, distribution of the net profits to which Fujian WangGang is entitled are subject to the 10% PRC statutory surplus reserve requirements each year, which must remain invested in Fujian Service indefinitely unless Fujian Service is liquidated.

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

Cash Flow Provided by Operating Activities

The following table sets forth information regarding our cash provided by operating activities for the years indicated:

	For the Years Ended December 31,
	2011 (China Dredging)	2010 (China Dredging)	2009 (Fujian Service)
Net income	$96,392,261	$48,234,280	$28,764,598
Adjustments to reconcile net income to net cash
Add: depreciation expense	7,161,602	5,038,074	4,952,236
Gain on obligation under "Make-Good Escrow"	(14,101,247)	-	-
Loss on derivative	6,762,079	11,298	-
Changes in operating assets and liabilities:
Accounts receivable, net	(13,231,643)	(12,536,435)	-
Cost and estimated earnings in excess of billings on contracts in progress	(12,820,576)	1,418,098	(2,210,343)
Other receivables	(2,013)	(905)	(311)
Prepaid expenses	(4,653,504)	-	-
Inventories	(1,792,368)	236,039	(429,018)
Accounts payable	(1,027,530)	4,380,904	-
Income taxes payable	3,150,401	2,656,355	(179,402)
Accrued liabilities and other payables	1,313,630	2,319,980	55,179
Net cash provided by operating activities	$67,151,092	$51,757,688	$30,952,939

Our net cash provided by operating activities was $67.2 million in 2011 (2010: $51.8 million, 2009: $31.0 million).  The net cash provided from operating activities in 2011 was provided primarily by net income of $96.4 million (2010: $48.2 million, 2009: $28.8 million).  Adjustments for non-cash charges from depreciation expense were $7.2 million (2010: $5.0 million, 2009: $5.0 million), mainly reflecting the fact that we added a new dredger in 2011, Xinggangjun #9 (2010 & 2009: nil), which increased the number of our owned dredgers to 4 (2010 & 2009: 3).  We record depreciation on a straight-line basis. Other adjustments for non-cash gain or charges were gain on obligation under the Make-Good Escrow in the amount of $14.1 million (2010 & 2009: nil) and loss on derivative in the amount of $6.8 million (2010: 0.01 million, 2009: nil). The gain on obligation under the Make-Good Escrow relates to our meeting earnings targets resulting in release of the contingent liability and a resulting gain. The loss on derivative relates to the fair value adjustment to the embedded derivatives in our preferred shares issued in our 2010 Private Placement.

Net income after non-cash gains or charges equaled $96.2 million (2010: $53.3 million, 2009: $33.7 million).

In 2011, we collected $186.8 million (2010: $117.7 million, 2009: $78.1 million) from customers even though revenue was $227.0 million (2010: $131.4 million, 2009: $80.3 million).  This primarily reflected an increase in accounts receivable, net of $13.2 million (2010: $12.5 million, 2009: nil), primarily due to the completion and final settlement of several projects immediately prior to December 31, 2011.  This also reflected an increase in cost and estimated earnings in excess of billings on contracts in progress of $12.8 million (2010: decrease of $1.4 million, 2009: increase of $2.2 million).  The reduction in 2010 occurred despite the fact that our revenue run rate was higher during 2010 than in 2009 and primarily reflects variations in the timing of progress payments for contracts in progress and the completion and final settlement of several projects immediately prior to December 31, 2010.

In 2011, we paid $102.1 million (2010: $54.7 million, 2009: $37.3 million) for expenses (net of interest income and sundry income) other than income taxes even though those expenses totaled $107.8 million (2010: $66.6 million, 2009: $42.0 million), which included cost of contract revenue and general and administrative expenses.  This primarily reflected the following factors:

•	depreciation of $7.2 million (2010: $5.0 million, 2009: $5.0 million).

51

•

a decrease in our accounts payable of $1.0 million (2010: increase of $4.4 million, 2009: nil). This change was attributable primarily to accruals for the use of consumable parts by our dredgers and payables in accordance with the leases.  Pursuant to certain lease agreements, the lessors purchase certain components needed for dredging projects, which costs we are obligated repay.

•

an increase in our inventories of $1.8 million (2010: decrease of $0.2 million, 2009: increase of $0.4 million).  This increase occurred primarily due to our increased need of inventory largely passed on to dredger lessors and accounted for as accounts payable.

•

an increase in accrued liabilities and other payables of $1.3 million ( 2010: increase of $2.3 million, 2009: increase of $0.1 million).  This increase was attributable primarily to the accrual of leasing fees and crew hire charges in 2011.  The payment terms of two of the four dredgers leased during June 2010 and new contracts entered in 2011 permit payment of lease fees and crew hire charge in arrears.  This differs from the terms of our other dredger leases, which require us to pay lease fees and crew hire charges prior to the end of each month or quarterly of operation.

In 2011, we paid $27.0 million (2010: $13.9 million, 2009: $9.8 million) in income tax while our income tax expense was $30.1 million (2010: $16.6 million, 2009: $9.6 million).  This primarily reflected an increase of $3.2 million (2010: increase of $2.7 million, 2009: decrease of $0.2 million) in income taxes payable. Since our income tax expense increased in 2011 compared to 2010, we did not have to settle a portion of the increase until after year end.

Cash Flow Used in Investing Activities

	For the Years Ended December 31,
	2011 (China Dredging)	2010 (China Dredging)	2009 (Fujian Service)
Deposits paid for dredgers	$(20,162,854)	$(12,194,972)	$(2,196,096)
Changes in security deposits	(25,746,413)	(12,440,092)	-
Payment of purchases of property, plant and equipment	(1,902,615)	(329,951)	-
Net cash used in investing activities	$(47,811,882)	$(24,965,015)	$(2,196,096)

In 2011, net cash used in investing activities was $47.8 million (2010: $25.0 million, 2009: $2.2 million). In 2011, we paid $20.2 million as a deposit for the building of a dredger and a net payment of $25.7 million as security deposits for leasing additional dredgers ($37.6 million paid for 6 newly leased dredgers and $11.9 million refunded for termination of 2 leased dredgers). Also in 2011, $1.1 million was used to purchase a previously-leased dredger, Xinggangjun #9 (paid by cash of $1.1 million and offset by dredger deposit of $12.8 million), and $0.8 million was used to purchase a pump for Xinggangjun #66.

In 2010, the $25.0 million paid in 2010 included a $12.2 million deposit for the dredger purchased in January 2011, as discussed above.  An additional $12.4 million was paid for new security deposits on leased dredgers as we leased more dredgers to expand our business.  Another $0.3 million was spent for property plant and equipment.

We anticipate significant future uses of cash for the acquisition of additional dredgers, as we replace leased dredgers with our own dredgers and we expand our operations.  We plan meet these cash needs using our cash on hand and cash generated by operations.

Cash Flow Provided by/(Used in) Financing Activities

	For the Years Ended December 31,
	2011 (China Dredging)	2010 (China Dredging)	2009 (Fujian Service)
Repayment of term loans	-	(21,818,236)	(1,830,080)
Proceeds from term loans	-	11,389,859	3,367,348
Repayment of dredger payable	-	-	(17,838,704)
Proceeds from share issue	-	46,443,286	-
Capital contributions from owners		878,876	9,516,419
Advance from related companies	12,408	888	-
Net cash provided by/(used in) financing activities	$12,408	$36,894,673	$(6,785,017)

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

With the retirement of debt in 2010, we have no plans to incur new debt.  We may do so in the future if we conclude it is necessary or appropriate in executing our business plan.

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements with the exception of our major shareholder, Mr. Xinrong Zhuo providing to investors in our 2010 Private Placement the contingent right to receive escrow shares. This was done to enable us to sell our preferred shares at the price obtained and is accounted for as a contribution of the contingent right to us and as a sale of those rights to the private placement investors for a portion of the proceeds received. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Contractual Obligations

The following table sets forth information regarding our contractual payment obligations as of December 31, 2011:

	Payments due by period
Contractual Obligations	Total	< 1 year	1 – 3 years	3 – 5 years	> 5 years
Operating lease obligations
- related party transactions	$50,068	$12,517	$25,034	$12,517	$—
- non-related party transactions	34,704,372	20,354,819	13,022,872	1,326,681	—
Purchase obligations (1)
- non-related party transactions	63,171,180	40,283,499	22,887,681	—	—
Capital commitments
- related party transactions (2)	-	-	—	—	—
- non-related party transactions (3)	50,048,460	24,428,415	25,620,045	—	—
Total	$147,974,080	$85,079,250	$61,555,632	$1,339,198	$—

(1)	Purchase obligations reflect our obligations to purchase consumable parts.

(2)	Capital commitments to related party transactions reflect the commitment to purchase dredger Xinggangjun #9 from Fujian Lutong for $13.6 million. We paid $12.5 million (including a reclassification of $5.2 million of a lease deposit) to Fujian Lutong as a deposit for the purchase of the dredger in 2010.

(3)	Capital commitments to non-related party transactions reflect the commitment to purchase two new non-self-propelling cutter suction dredgers for $50.0 million. We previously paid $23.0 million as deposits for the purchase of the dredgers.

Recent Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board, or the FASB, issued guidance regarding comprehensive income. The guidance (1) eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity, (2) requires the consecutive presentation of statement of net income and other comprehensive income, and (3) requires an entity to present reclassification adjustment on the face of the financial statements from other comprehensive income to net income. The guidance does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively and, for public entities, is effective for fiscal years and interim periods within those years beginning after December 15, 2011, or January 1, 2012 for us. Early adoption is permitted. We do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Information regarding our directors and executive officers is as follows:

Name	Age	Position in China Dredging
Mr. Xinrong Zhuo	47	Chairman of the Board of Directors and Chief Executive Officer
Mr. Alfred Ho	55	Chief Financial Officer
Mr. Fangjie Gu	33	Chief Operating Officer and Director
Mr. Bin Lin	53	Senior Vice President
Mr. Kit Chan	65	Independent director
Mr. Yeliang Zhou	62	Independent director
Mr. Zengbiao Zhu	62	Independent director

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

 Mr. Yeliang Zhou  has served as an independent director since April 2011. Mr. Zhou has served as an advisor to the PBOC and as the deputy director of Zhejiang Province People’s Political Consultative Conference, economic committee, since January 2009, and has served as the president of Zhejiang Province Venture Capital and Private Equity Association since May 2010. Mr. Zhou has served as a supervisor of Industrial Bank, a commercial bank listed in the Shanghai stock exchange in China, since November 2010, and has served as an independent director of Union Trust Limited in China, since November 2009. From 2004 to September 2009, he served as the president of the PBOC, Zhejiang sub-branch and the director of SAFE Zhejiang sub-branch, and from 1993 to 2004, he first served as the vice-president and then president of PBOC Fujian sub-branch and the director of SAFE Fujian sub-branch. Mr. Zhou received his bachelor’s degree in Finance from Xiamen University in 1974.

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

B.	Compensation

Compensation of Directors and Executive Officers

The following table sets forth compensation information for our executive officers for the fiscal year ended December 31, 2011:

Summary Compensation Table for Fiscal Year Ended December 31, 2011

Name and Principal Position	Salary ($)	Bonus ($)	Total ($)
Mr. Xinrong Zhuo, Chairman of the Board of Directors and Chief Executive Officer	40,106	-	40,106
Mr. Fangjie Gu, Chief Operating Officer and Director	15,076	-	15,076
Mr. Alfred Ho, Chief Financial Officer	77,127	-	77,127
Mr. Bin Lin, Senior Vice President	35,478	-	35,478

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

Compensation Committee

Our compensation committee consists of Zengbiao Zhu (Chair), Kit Chan and Yeliang Zhou, each of whom is an independent director as defined in Nasdaq listing rules, a “non-employee director” under Rule 16b-3 promulgated under the Exchange Act, and an “outside director” for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code. Pursuant to its written charter, our compensation committee is responsible for:

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

We had 106, 81 and 70 full-time employees as of December 31, 2011, 2010, and 2009, respectively. However, as of December 31, 2011, we utilized 377 people in our day-to-day operations, of which 106 persons were directly employed by us, 228 persons were hired by owners of our leased vessels and 43 persons were supplied by a labor service company.

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

The crew for our leased dredgers are hired by the dredger owners and the labor costs are included in the vessel lease contracts. As of December 31, 2011, a total of 228 crew members worked on the leased dredgers. Welfare and benefit payments for the crew are paid by the lessors. The labor supply contracts for the leased dredgers coincide with the termination of the respective boat leases. We pay a fixed quarterly payment to each lessor, as shown in the table below.

Dredger	Quarterly Payment	Expiration Time
Hengshengjun #88	$139,589	January 9, 2016
Xiechang #18	148,895	June 24, 2013
Liya #10	144,242	June 14, 2013
Honglinjun #19	162,854	April 26, 2014
Fuyuan #5	158,201	July 16, 2012
Fuyuan #7	162,854	July 18, 2012
Hengshunda #1	69,794	June 29, 2013
Liya #2	69,794	June 29, 2013
Minningdejun #0099	158,201	December 31, 2012
TOTAL	$1,214,424

We also outsource labor from one labor supply company to meet our changing requirements for personnel. As of December 31, 2011, 43 crew members were outsourced under three agreements for our dredgers, for which the total monthly payments were approximately $37,000 during 2011. Welfare and benefit payments for such personnel are covered by the company supplying the laborers.

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

See “ Major Shareholders ” set forth in Item 7.

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

As of the date of this Report, 52,677,323 ordinary shares were issued and outstanding, 365,000 of which were held of record in the United States by seven shareholders, and 10,012,987 preferred shares were issued and outstanding, 3,588,000 of which were held of record in the United States by 40 shareholders. Pursuant to our Articles of Association, holders of preferred shares do not have the right to vote on any resolutions of shareholders.

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

In January 2008, we entered into an office lease with Ping Lin, a relative of Qing Lin, one of the shareholders of Wonder Dredging, which holds a 50% interest in Fujian Service. This agreement expired in December 2009 and was renewed and extended from January 1, 2010 to December 31, 2015. Annual lease payments to Ping Lin were approximately $12,000, $12,000 and $9,000 in 2011, 2010 and 2009, respectively.

In May 2008, we entered into two three-year agreements with Fujian Lutong, a related party, to lease a dredger and crew. In April 2010, the dredger leasing agreement was extended through May 31, 2016. In May 2010, the crew leasing agreement was extended to May 31, 2016. Fujian Lutong owned 70% of Fujian Service from September 2009 to March 2010. From September 2009 to October 2009 Lutong was owned by Fangjie Gu, our Chief Operating Officer, and Panxing Zhuo, father of Mr. Xinrong Zhuo. In October 2009 Fangjie Gu and Panxing Zhuo transferred part of their equity interest in Lutong to Fujian Yihai Investment Co., Ltd., or Fujian Yihai, and Lutong has been owned by Fujian Yihai, Fangjie Gu and Pangxing Zhuo since then. Lease payments on the dredger for the years ended December 31, 2010 and 2009 were approximately $1.0 million, and $1.0 million, respectively. Lease payments for the crew for the years ended December 31, 2010 and 2009 were $0.5 million, and $0.5 million, respectively. In January 2011, we acquired this dredger for a purchase price of $13.6 million, all of which has been paid, and payments pursuant to the dredging lease agreement and crew leasing agreement were suspended at the acquisition date.

In September 2008 and February 2010, we entered into loan agreements which aggregate to approximately $14.8 million. These loans are secured by one of our dredgers, Xinggangjun #66. One of these loans is guaranteed by Xinrong Zhuo, our Chairman and Chief Executive Officer, and the son of Panxing Zhuo, one of the shareholders of Wonder Dredging. The other loan is guaranteed by Xinrong Zhuo and Qing Lin, one of the shareholders of Wonder Dredging. There are no restrictive financial covenants associated with the loans, which are all non-recourse to us. We repaid these loans in December 2010 and the title of Xinggangjun #66 was released by the bank in January 2011.

In March 2009, we pledged one of our dredgers, Xinggangjun #6, to secure an approximately $7.9 million credit facility granted to a related party, Fujian Province Pingtan County Ocean Fishery Holdings Limited. Principal and interest on the loan was due in full by September 1, 2010. The related company was indirectly under the control of Fuzhou Honglong Ocean Fishery Co., Ltd., which is controlled by Ping Lin, a relative of Panxing Zhuo and Qing Lin, the collective owners of Wonder Dredging. The loan underlying the pledge was repaid in full and the pledge terminated in August 2010.

In May and June 2010, Wonder Dredging and Fujian WangGang entered into one-year office leases with Ping Lin, respectively. Pursuant to the lease agreements, Wonder Dredging is obligated to make annual lease payments of approximately $6,000 and Fujian WangGang is obligated to make annual lease payments of approximately $7,300.

In April and June 2011, Wonder Dredging and Fujian WangGang entered into one-year office leases with Ping Lin, respectively. Pursuant to the lease agreements, Wonder Dredging is obligated to make annual lease payments of approximately $6,000 and Fujian WangGang is obligated to make annual lease payments of approximately $7,300.

In June 2010, Fujian WangGang entered into an equity investment agreement with Wonder Dredging pursuant to which it invested approximately $23.6 million in Fujian Service in exchange for a 50% equity interest in Fujian Service. In connection therewith, Fujian Service, Wonder Dredging, Fujian WangGang, Mr. Qing Lin and Mr. Panxing Zhuo have entered into a series of contractual arrangements that allow Fujian WangGang to, among other things, fully control Fujian Service’s business operations, policies and management, approve all matters requiring shareholder approval, and receive 100% of the annual net income earned by Fujian Service. These contractual arrangements include the Exclusive Option Agreement, Management Agreement, Equity Interest Pledge Agreement and irrevocable power of attorney described in detail under the heading “Our Corporate Structure.”

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information.

Our consolidated financial statements are set forth beginning on page F-1 of this Report.

Legal Proceedings

Fujian Service was sued in four related lawsuits brought by several individuals in Wenzhou, China, in May 2010. The lawsuits related to a traffic accident that allegedly caused the deaths of two people and injuries to two other people. The plaintiffs alleged that a truck was hired for the Lingkun Construction Project, and that the owner, the general contractor and Fujian Service as the subcontractor of the Lingkun Construction Project, all of whom were named as co-defendants in these lawsuits, were responsible for the damages. The plaintiffs claimed total damages of approximately $0.6 million. The court in the first instance for these four lawsuits held in 2011 that Fujian Service was not responsible for any of the claims by the plaintiffs. Such court decisions are legally effective as they were not appealed. From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business.

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

Ordinary Shares

As of December 31, 2011 we were, and the date of this Report we are, authorized to issue a maximum of 225,000,000 ordinary shares, no par value per share. As of December 31, 2011 there were, and the date of this Report there are, 52,677,323 ordinary shares issued, fully paid and outstanding.

Information regarding changes in our capital structure is set forth under the heading “Our Corporate Structure.”

Preferred Shares

We are authorized to issue 25,000,000 preferred shares, no par value per share. Our preferred shares have no right to vote on any resolution of members. As of December 31, 2011 there were 10,012,987 preferred shares issued, fully paid, and outstanding. No preferred shares were issued or outstanding prior to our 2010 Private Placement.

Upon (i) registration with the SEC of the ordinary shares underlying our preferred shares for resale, or such ordinary shares being freely tradable in the U.S. pursuant to any available exemption, and (ii) listing of the ordinary shares underlying our preferred shares on a U.S. national securities exchange (or on any other recognized international exchange approved by a majority of the holders of our preferred shares), our preferred shares shall automatically covert into ordinary shares, or an Automatic Conversion, at a ratio of one to one, subject to proportional adjustment for share splits, divisions, share dividends, recapitalizations and similar transactions, at any time prior to an Automatic Conversion.

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

Notices of Call . While all of our ordinary shares are fully paid and non-assessable, under our Articles of Association we may, at any time after the due date for payment, serve on a member who has not paid in full for shares registered in the name if that member, a written notice of call specifying a date for payment to be made. The notice of call must name a further date not earlier than the expiration of 14 days from the date of service of the notice of call on or before which the payment required by the notice of call is to be made, and it must contain a statement that in the event of non-payment at or before such time the shares in respect of which payment is not made will be liable to be forfeited. Where a written notice of call has been issued and the requirements of the notice of call have not been complied with, the directors may, at any time before tender of payment, forfeit and cancel the shares to which the notice of calls relates.

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

In addition, backup withholding of U.S. federal income tax, at a rate of 28% for taxable years beginning before January 1, 2011 and 31% for taxable years beginning on or after January 1, 2011, generally will apply to dividends paid on ordinary shares to a U.S. Holder (other than an exempt recipient) and the proceeds from sales and other dispositions of our ordinary shares by a U.S. Holder (other than an exempt recipient), in each case who:

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

Following the Merger, we have been subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports with the SEC, including an annual report on Form 20-F, which is due within four months after the end of our fiscal year. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You may also obtain additional information over the Internet at the SEC’s website at www.sec.gov.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Foreign Exchange Risk

Our reporting currency is the U.S. dollar and our operations in the PRC use their local currency as their functional currencies. Transactions in other currencies are recorded in Renminbi at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in other currencies are remeasured into Renminbi at rates of exchange in effect at the balance sheet dates. Exchange gains and losses are recorded in our statements of income as a component of current period earnings.

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

Since July 2005, the Renminbi is no longer pegged to the U.S. dollar. Although the Renminbi exchange rate versus the U.S. dollar is restricted to a rise or fall of no more than 0.3% per day and the PBOC regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future, the PRC authorities may lift restrictions on fluctuations in the Renminbi exchange rate and lessen intervention in the foreign exchange market. As of December 31, 2011, the exchange rate of RMB to $1 was RMB6.2939.

We conduct substantially all of our operations through our PRC operating companies in the PRC, and we earn substantially all of our revenues and incur substantially all of our cost of sales in Renminbi. Therefore, we have substantially no impact on revenue and cost of sales regarding exchange rate fluctuation.  In addition, we do not have any derivative financial instruments on foreign exchange.

Any devaluation of the Renminbi against the U.S. dollar would consequently have an adverse effect on our financial performance and asset values when measured in terms of U.S. dollars.  On the other hand, any appreciation of the Renminbi against the U.S. dollar would have a favorable effect on our financial performance and asset values when measured in U.S. dollars.  In addition, as of December 31, 2011 and 2010, we had cash denominated in Renminbi amounting to approximately $111.6 million and $61.5 million, respectively, and cash denominated in Hong Kong dollars amounting to approximately $0.02 million and $0.03 million, respectively.  Also, from time to time we may have U.S. dollar denominated borrowings.  Accordingly, a decoupling of the Renminbi may affect our financial performance in the future.

We recognized a gain on foreign currency translation adjustment of approximately $10.9 million and $4.2 million, respectively, in the years ended December 31, 2011 and 2010 and a loss on foreign currency translation adjustment of approximately $0.003 million in the year ended December 31, 2009.  We do not engage in hedging activities and as such, we may in the future experience economic loss as a result of any foreign currency exchange rate fluctuations.

Interest Rate Risk

We do not have any derivative financial instruments and believe our exposure to interest rate risk and other relevant market risks is not material.   We had no bank borrowing as of December 31, 2011 or 2010.

Inflation

Inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China rose 4.8% and 5.9% in 2007 and 2008, respectively, decreased by 0.7% in 2009, rose 3.3% in 2010, and rose 4.1% in 2011. Although we have not in the past been materially affected by inflation, we may be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as personnel expenses, vessel leasing expenses, travel expenses and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposures to higher inflation in China.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Preferred Shares” set forth under Item 10A.

ITEM 15.  CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of our disclosure controls and procedures, as such term is defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Based upon that evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2011, our disclosure controls and procedures were not effective to give a reasonable assurance that information required to be disclosed by us in our Exchange Act reports is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. This determination was primarily due to the identification of the material weakness in our internal control over financial reporting as discussed below and in “Risk Factors,” which we regard as an integral part of our disclosure controls and procedures.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Our management evaluates the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was not effective as of December 31, 2011 due to the identification of a material weakness. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis by the company’s internal controls. The material weakness we identified was that none of our employees had any formal training in U.S. GAAP and SEC rules and regulations. Our Chief Financial Officer also does not have such training, and we may not be able to remediate this material weakness without significant expense, if at all. We have identified similar material weaknesses in the past, and we may also face additional material weaknesses in the future. Therefore, there is a risk that our current or future financial statements may not be properly prepared in accordance with U.S. GAAP or that our current or future disclosures are not in compliance with SEC rules and regulations.

Remediation Plan

We have begun to undertake steps to remediate the material weakness described above and to improve our internal control over financial reporting. We have engaged a PCAOB registered and inspected public accounting firm in the United States to provide consulting services to us in matters involving U.S. GAAP and SEC rules and regulations. We also plan to take other important steps, including training our accounting, internal audit and finance staff, engaging consultants to assist with these functions, and implementing additional financial and management controls, reporting systems and procedures. Although we do not expect the costs of our remediation efforts to be material, we expect these efforts to take time. We have begun to implement these measures, expect to continue to implement them through the course of 2012, and plan to continue monitoring our internal controls with a view toward whether additional financial and management controls, reporting systems and procedures are appropriate. We do not expect that our plan will fully remediate the material weakness described above until at least December 31, 2012, and it may not ensure the adequacy of our internal controls over our financial reporting and processes in the future.

However, if we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal control over financial reporting. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the value of our securities.

Changes in Internal Control over Financial Reporting

The material weakness described above was also identified in connection with the audit of our financial statements as of and for the years ended December 31, 2009 and 2010, and we began to undertake steps to remediate it in 2010. Except for these remediation steps, there have not been any changes in our internal control over financial reporting in the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Audit Fees

UHY billed us $132,926, $132,000 and $61,000 for audit services for our fiscal years ended December 31, 2011, 2010, and 2009, respectively.  Audit fees principally include fees associated with the annual audit and reviews of our interim financial results, consultations on various accounting issues and performance of local statutory audits.

Audit-Related Fees

UHY billed us $25,000 for audit-related services for our fiscal year ended December 31, 2011 and $15,000 for fiscal year ended December 31, 2010. Audit-related services principally include internal control report issuances and due diligence examinations.

Tax Fees

UHY did not bill us any fees for tax advice in 2011, 2010 or 2009.

All Other Fees

Except as set forth above in this Item 16C, UHY did not bill us any other fees for products or services for our fiscal years ended December 31, 2011, 2010 or 2009.

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

We provided a copy of the foregoing disclosures to Webb & Company and requested that Webb & Company furnish us with a letter addressed to the SEC stating whether or not Webb & Company agrees with the foregoing disclosures and, if not, stating the respects in which it does not agree. A copy of Webb & Company’s letter to the SEC is attached as an exhibit to this Form 20-F.

ITEM 16G.  CORPORATE GOVERNANCE

Not applicable.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The audited financial statements of China Dredging Group Co., Ltd. and subsidiaries as of December 31, 2011 and 2010, and for the years ended December 31, 2011, 2010, and 2009 are contained on pages F-1 through F-54.

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1 (1)	Amended and Restated Memorandum of Association of China Dredging Group Co., Ltd.
1.2 (1)	Articles of Association of China Dredging Group Co., Ltd.
2.1 (2)	Specimen Ordinary Share Certificate.
4.1 (1)	Employment Agreement of Xinrong Zhuo.
4.2 (1)	Employment Agreement of Bin Lin.
4.3 (1)	Employment Agreement of Fangjie Gu.
4.4 (1)	Agreement and Plan of Merger by and among Chardan Acquisition Corp., Shareholders of Chardan Acquisition Corp., China Dredging Group Co., Ltd. and Shareholders Of China Dredging Group Co., Ltd. dated October 27, 2010.
4.5 (1)	Securities Purchase Agreement by and among China Dredging Group Co., Ltd. and the Purchasers Listed on Exhibit A thereto, dated October 29, 2010.
4.6 (1)	Registration Rights Agreement dated October 29, 2010.
4.7 (1)	Securities Escrow Agreement dated October 29, 2010.
4.8 (3)	Contracted Management Agreement by and among Fujian WangGang Dredging Construction Co., Ltd., Wonder Dredging LLC and Fujian Xing Gang Port Service Ltd., dated June 30, 2010.
4.9 (3)	Equity Interest Pledge Agreement by and among Qing Lin, Panxing Zhuo, Fujian WangGang Dredging Construction Co., Ltd. and Wonder Dredging LLC, dated June 30, 2010.
4.10 (3)	Contract Relating to the Exclusive Purchase Right of Equity Interest by and among Fujian WangGang Dredging Construction Co., Ltd., Wonder Dredging LLC and Fujian Xing Gang Port Service Ltd., dated June 30, 2010.
4.11 (1)	Power of Attorney by and among Qing Lin, Panxing Zhuo and Fujian WangGang Dredging Construction Co., Ltd., dated June 30, 2010.
4.12 (1)	Power of Attorney by and between Wonder Dredging LLC and Fujian WangGang Dredging Construction Co., Ltd., dated June 30, 2010.
4.13 (1)	Engineering Boat Purchase and Sale Contract for Xinggangjun #3 by and between Yiyang Zhonghai Boats and Ships Limited Liability Company and Fujian Xing Gang Shipping Service Co., Ltd., January 13, 2008.
4.14 (1)	“Hongtaihai” Engineering Boat Purchase and Sale Contract for Xinggangjun #66 by and between Taizhou Hongtaihai Port Engineering Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., March 23, 2008.
4.15 (1)	Engineering Boat Purchase and Sale Contract for Xinggangjun #6 by and between Yiyang Zhonghai Boats and Ships Limited Liability Company and Fujian Xing Gang Shipping Service Co., Ltd., dated January 18, 2008.
4.16 (1)	Engineering Boat Purchase and Sale Contract by and between Yiyang Zhonghai Boats and Ships Limited Liability Company and Fujian Xing Gang Shipping Service Co., Ltd., dated May 20, 2009.
4.17	Crewmen Dispatch Contract for Xinggangjun #3 by and between Fujian Haiyi International Shipping Service Agency Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., dated April 18, 2011.
4.18	Crewmen Dispatch Contract for Xinggangjun #66 by and between Fujian Haiyi International Shipping Service Agency Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., dated February 25, 2011.
4.19	Crewmen Dispatch Contract for Xinggangjun #6 by and between Fujian Haiyi International Shipping Service Agency Co., Ltd. and Fujian Xinggang Shipping Service Co., Ltd., dated April 18, 2011.
4.20 (1)	Ship Lease Contract for Hengshengjun #88 by and between Lianyungang Hengrong Shipping Service Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., dated January 8, 2008.
4.21 (1)	Crewmen Assignment Agreement for Hengshengjun #88 by and between Lianyungang Hengrong Shipping Service Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., dated January 8, 2008.
4.22 (1)	Ship Lease Supplemental Agreement for Hengshengjun #88 by and between Lianyungang Hengrong Shipping Service Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., dated April 13, 2010.
4.23 (1)	Crewmen Assignment Supplemental Agreement for Hengshengjun #88 by and between Lianyungang Hengrong Shipping Service Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., dated May 21, 2010.

4.24 (1)	Ship Lease Contract for Xinggangjun #9 by and between Fujian Lutong Highway Engineering Construction Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., dated May 20, 2008.
4.25 (1)	Crewmen Assignment Agreement for Xinggangjun #9 by and between Fujian Lutong Highway Engineering Construction Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., dated May 20, 2008.
4.26 (1)	Ship Lease Supplemental Agreement Contract for Xinggangjun #9 by and between Fujian Lutong Highway Engineering Construction Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., dated April 11, 2010.
4.27 (1)	Crewmen Assignment Supplemental Agreement for Xinggangjun #9 by and between Fujian Lutong Highway Engineering Construction Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., dated May 21, 2010.
4.28 (1)	Ship Lease Contract for Liya #10 by and between Beihai Shunda Liya Shipping Service Co., Ltd. and Fujian Xing Gang Port Service Co., Ltd., dated June 14, 2010.
4.29 (1)	Crewmen Assignment Agreement for Liya #10 by and between Beihai Shunda Liya Shipping Service Co., Ltd. and Fujian Xing Gang Port Service Co., Ltd., dated June 14, 2010.
4.30 (1)	Ship Leasing Contract for Honglinjun #9 by and between Zhejiang Honglin Ship Engineering Co., Ltd. and Fujian Xing Gang Port Service Co., Ltd., dated June 19, 2010.
4.31 (1)	Crewmen Assignment Agreement for Honglinjun #9 by and between Zhejiang Honglin Ship Engineering Co., Ltd. and Fujian Xing Gang Port Service Co., Ltd., dated June 19, 2010.
4.32 (1)	Ship Lease Contract for Honglinjun #18 by and between Zhejiang Honglin Ship Engineering Co., Ltd. and Fujian Xing Gang Port Service Co., Ltd., dated June 18, 2010.
4.33 (1)	Crewmen Assignment Agreement for Honglinjun #18 by and between Zhejiang Honglin Ship Engineering Co., Ltd. and Fujian Xing Gang Port Service Co., Ltd., dated June 18, 2010.
4.34 (1)	Ship Lease Contract for Xiechang #18 by and between Zhonghai Engineering Construction General Bureau Dalian Engineering Construction Bureau and Fujian Xing Gang Port Service Co., Ltd., dated June 24, 2010.
4.35 (1)	Crewmen Assignment Agreement for Xiechang #18 by and between Zhonghai Engineering Construction General Bureau Dalian Engineering Construction Bureau and Fujian Xing Gang Port Service Co., Ltd., dated June 24, 2010.
4.36 (1)	Office Lease Agreement by and between LIN Ping and Fujian Xing Gang Port Service Co., Ltd., dated January 1, 2010.
4.37 (1)	Office Lease Supplemental Agreement by and between LIN Ping and Fujian Xing Gang Port Service Co., Ltd., dated March 30, 2010.
4.38 (4)	Employment Agreement by and between Fangjie Gu and Fujian Xing Gang Port Service Co., Ltd. dated January 24, 2011.
4.39 (4)	Supplemental Employment Agreement by and between Fangjie Gu and China Dredging Group Co., Ltd.
4.40 (2)	Employment Agreement of Alfred Ho.
8.1 (1)	List of Subsidiaries.
12.1	Certification of Principal Executive Officer required by Rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Principal Financial Officer required by Rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C., Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C., Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1 (2)	Letter from Webb & Company

(1)  Previously filed as an Exhibit to Form 20-F filed on November 2, 2010 (File # 000-53465).

(2)  Previously filed as an Exhibit to Amendment No. 1 to Form 20-F filed on December 15, 2011 (File # 000-53465).

(3)  Previously filed as an Exhibit to Amendment No. 2 to Form F-1 filed on March 29, 2011 (File # 333-171484).

(4)  Previously filed as an Exhibit to Amendment No. 1 to Form F-1 filed on February 15, 2011 (File # 333-171484).

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Report on its behalf.

CHINA DREDGING GROUP CO., LTD.

By:	/s/ Xinrong Zhuo

Name: Xinrong Zhuo
Title: Chief Executive Officer
Date: April 27, 2012

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

CONTENTS

Pages

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3
Consolidated Statements of Income	F-4
Consolidated Statements of Comprehensive Income	F-5
Consolidated Statements of Changes in Shareholders' Equity	F-6
Consolidated Statements of Cash Flows	F-7 to F-8
Notes to the Consolidated Financial Statements	F-9 to F-54

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES

We have audited the accompanying consolidated balance sheets of China Dredging Group Co., Ltd. and its Subsidiaries (collectively the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years ended December 31, 2011, 2010 and 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of China Dredging Group Co., Ltd. and Subsidiaries as of December 31, 2011 and 2010, the consolidated results of its operations and its consolidated cash flows for the three years ended December 31, 2011, 2010 and 2009 in conformity with accounting principles generally accepted in the United States of America.

/s/ UHY Vocation HK CPA Limited

UHY VOCATION HK CPA LIMITED

Certified Public Accountants

Hong Kong, the People’s Republic of China

April 27, 2012

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

IN US DOLLARS

	December 31,
	2011	2010
Assets
Current assets
Cash	$112,409,544	$88,532,472
Accounts receivable, net	27,020,183	12,841,108
Cost and estimated earnings in excess of billings on contracts in progress	14,008,972	834,909
Prepaid expenses	4,767,072	—
Inventories	2,048,158	202,213
Other receivables	3,364	1,246
Total current assets	160,257,293	102,411,948
Other assets
Prepaid dredger deposits	23,038,180	14,764,074
Security deposits	48,872,718	21,454,545
Property, plant and equipment, net	51,131,051	40,604,784
Total other assets	123,041,949	76,823,403
Total assets	$283,299,242	$179,235,351

Liabilities and equity
Liabilities
Current liabilities
Accounts payable	$3,653,008	$4,487,373
Advance from related companies	13,664	909
Income tax payable	8,295,538	4,833,193
Accrued liabilities and other payables	4,045,227	2,588,601
Derivative liability	8,279,827	—
Total current liabilities	24,287,264	11,910,076
Non-current liabilities
Contingent liability for a variable number of shares	-	14,101,247
Derivative liability	-	1,517,748
Total non-current liabilities	-	15,618,995
Total liabilities	24,287,264	27,529,071

Class A Preferred Shares, no par value; 25,000,000 shares authorized; 10,012,987 shares issued and outstanding (liquidation preference $50,064,935, less $0 and $6,135,012 discount, respectively) as of December 31, 2011 and 2010	50,064,935	43,929,923
Shareholders' equity
Ordinary shares, 225,000,000 shares authorized with no par value; 52,677,323 shares issued and outstanding as of December 31, 2011 and 2010	-	—
Statutory reserves	15,386,316	10,295,279
Additional paid-in capital	79,185,284	79,185,284
Retained earnings	98,559,096	13,392,884
Accumulated other comprehensive income	15,816,347	4,902,910
Total shareholders' equity	208,947,043	107,776,357
Total liabilities and equity	$283,299,242	$179,235,351

See accompanying notes to the consolidated financial statements.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(IN US DOLLARS)

	For the Years Ended
	December 31,
	2011	2010	2009
Contract revenue	$226,953,070	$131,405,665	$80,333,891

Cost of contract revenue, includes depreciation of $7,160,142, $5,037,318 and $4,951,518 for the years ended December 31, 2011, 2010 and 2009, respectively	(98,906,986)	(58,723,528)	(38,715,490)
Gross profit	128,046,084	72,682,137	41,618,401

General and administrative expenses	(9,444,718)	(7,159,793)	(2,531,132)

Income from operations	118,601,366	65,522,344	39,087,269

Other income (expense):
Interest income	436,646	123,536	29,833
Interest expenses	—	(843,995)	(755,853)
Sundry income	122,151	89	—
Gain on obligation under "Make-Good Escrow"	14,101,247	—	—
Loss on derivative	(6,762,079)	(11,298)	—
Total other income (expense)	7,897,965	(731,668)	(726,020)

Income before income taxes	126,499,331	64,790,676	38,361,249

Income tax expense	(30,107,070)	(16,556,396)	(9,596,651)
Net income	96,392,261	48,234,280	28,764,598
Accretion of discount on Class A Preferred Shares	(6,135,012)	(22,293,720)	—

Net income attributable to ordinary shareholders	$90,257,249	$25,940,560	$28,764,598

Earnings per ordinary share
- Basic	$1.71	$0.50	$0.55

- Diluted	$1.54	$0.50	$0.55

Weighted average number of ordinary shares outstanding
- Basic	52,677,323	52,264,994	52,177,323

- Diluted	62,690,310	52,264,994	52,177,323

See accompanying notes to the consolidated financial statements.

F-4

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(IN US DOLLARS)

	For the Years Ended
	December 31,
	2011	2010	2009

Net income attributable to ordinary shareholders	$90,257,249	$25,940,560	$28,764,598

Other comprehensive income
Foreign currency translation gain/ (loss)	10,913,437	4,220,654	(2,988)
Total comprehensive income	$101,170,686	$30,161,214	$28,761,610

See accompanying notes to the consolidated financial statements.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(IN US DOLLARS)

	Ordinary Shares, with no Par Value			Additional			Accumulated other	Total
	Number of Shares	Amount	Statutory reserves	paid-in capital	Retained earnings	Subscription receivable	Comprehensive income	Shareholders’ equity

Balance as of December 31, 2008	52,177,323	$-	$2,009,023	$8,501,266	$18,061,369	$-	$685,244	$29,256,902

Capital contributed by owners	-	-	-	20,501,105	-	-	-	20,501,105

Subscription receivable	-	-	-	-	-	(10,982,735)	-	(10,982,735)

Net income	-	-	-	-	28,764,598	-	-	28,764,598

Transfer to statutory reserves	-	-	2,878,995	-	(2,878,995)	-	-	-

Foreign currency translation loss	-	-	-	-	-	-	(2,988)	(2,988)

Balance as of December 31, 2009	52,177,323	$-	$4,888,018	$29,002,371	$43,946,972	$(10,982,735)	$682,256	$67,536,882

Shares issued:

October 27, 2010 (reverse merger)	500,000	-	-	-	-	-	-	-

Contribution of dividends from Wonder Dredging's shareholders generated by Fujian Service through March 31, 2010. Applied first sas payment of subscription receivable, netted of the registered capital of Fujian Service of $29,002,371	-	-	-	22,085,016	-	-	-	22,085,016

Contribution of shareholders' loans and net assets into statutory reserves and equity upon acquisition of interest in Wonder Dredging	-	-	-	18,019,636	-	-	-	18,019,636

Capital contributed in Wonder Dredging	-	-	-	878,876	-	-	-	878,876

Subscription receivable	-	-	-	-	-	10,982,735	-	10,982,735

Net income	-	-	-	-	48,234,280	-	-	48,234,280

Transfer to statutory reserves	-	-	5,407,261	-	(5,407,261)	-	-	-

Dividend - contributed back in a non-cash transaction (see above)	-	-	-	-	(51,087,387)	-	-	(51,087,387)

Deemed dividend on Class A Preferred Shares - beneficial conversion feature	-	-	-	9,199,385	-	-	-	9,199,385

Accretion of Class A Preferred Shares discount	-	-	-	-	(22,293,720)	-	-	(22,293,720)

Foreign currency translation gain	-	-	-	-	-	-	4,220,654	4,220,654

Balance as of December 31, 2010	52,677,323	$-	$10,295,279	$79,185,284	$13,392,884	$-	$4,902,910	$107,776,357

Net income	-	-	-	-	96,392,261	-	-	96,392,261

Transfer to statutory reserves	-	-	5,091,037	-	(5,091,037)	-	-	-

Accretion of Class A Preferred Shares discount	-	-	-	-	(6,135,012)	-	-	(6,135,012)

Foreign currency translation gain	-	-	-	-	-	-	10,913,437	10,913,437

Balance as of December 31, 2011	52,677,323	$-	$15,386,316	$79,185,284	$98,559,096	$-	$15,816,347	$208,947,043

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN US DOLLARS)

	For the Years Ended
	December 31,
	2011	2010	2009
Cash flows from operating activities:
Net income	$96,392,261	$48,234,280	$28,764,598
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	7,161,602	5,038,074	4,952,236
Gain on obligation under "Make-Good Escrow"	(14,101,247)	-	-
Loss on derivative	6,762,079	11,298	-

Changes in operating assets and liabilities:
Accounts receivable, net	(13,231,643)	(12,536,435)	-
Cost and estimated earnings in excess of billings on contracts in progress	(12,820,576)	1,418,098	(2,210,343)
Other receivables	(2,013)	(905)	(311)
Prepaid expenses	(4,653,504)	-	-
Inventories	(1,792,368)	236,039	(429,018)
Accounts payable	(1,027,530)	4,380,904	-
Income tax payable	3,150,401	2,656,355	(179,402)
Accrued liabilities and other payables	1,313,630	2,319,980	55,179
Net cash provided by operating activities	67,151,092	51,757,688	30,952,939

Cash flows from investing activities:
Deposits paid for dredgers	(20,162,854)	(12,194,972)	(2,196,096)
Changes in security deposits	(25,746,413)	(12,440,092)	-
Purchase of property, plant and equipment	(1,902,615)	(329,951)	-
Net cash used in investing activities	(47,811,882)	(24,965,015)	(2,196,096)

Cash flows from financing activities:
Repayment of term loans	-	(21,818,236)	(1,830,080)
Proceeds from term loans	-	11,389,859	3,367,348
Repayment of dredger payable	-	-	(17,838,704)
Proceeds from share issue	-	46,443,286	-
Capital contributions from capital issue to Wonder Dredging/Fujian Service	-	878,876	9,516,419
Advance from related companies	12,408	888	-
Net cash provided by/(used in) financing activities	12,408	36,894,673	(6,785,017)
Net increase in cash	19,351,618	63,687,346	21,971,826

Effect of exchange rate changes on cash	4,525,454	1,501,657	9,501

Cash as of January 1	88,532,472	23,343,469	1,362,142
Cash as of December 31	$112,409,544	$88,532,472	$23,343,469

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN US DOLLARS)

	For the Years Ended
	December 31,
	2011	2010	2009
Supplemental disclosures of cash flow information:

Cash paid:
Interest paid	$-	$871,794	$753,776

Income tax paid	$26,956,670	$13,900,042	$9,776,054

Supplemental disclosures of non-cash transactions:

Accretion of discount on Class A Preferred Shares	$6,135,012	$22,293,720	$-

Transfer of deposits paid for dredgers to property, plant and equipment	$12,786,799	$-	$-

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

On May 26, 2010, the Company was recapitalized by increasing its number of authorized shares, changing its par value and by issuing 52,072,968 shares of ordinary shares (after giving effect of the recapitalization as described below) to the three founding shareholders, Mars, Venus and Saturn, and four new shareholders (collectively “New Shareholders”), Regent Fill Investment Group Limited (“Regent Fill”), Poying Holdings Limited (“Poying”), Jianliang Yu and Nan Ding. At the time of recapitalization, the Company had not commenced operations and had no assets.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES NOTESTO CONSOLIDATED FINANCIAL STATEMENTS (IN US DOLLARS)

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

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES NOTESTO CONSOLIDATED FINANCIAL STATEMENTS (IN US DOLLARS)

1.	DESCRIPTION OF BUSINESS AND ORGANIZATION (…/Cont’d)

All references in the accompanying financial statements to the number of ordinary shares issued and earnings per share have been retroactively restated to reflect the recapitalization.

During October through December, 2010, the Company completed multiple closings of a private placement of 10,012,987 shares of its Class A Preferred Shares (no par value) for gross proceeds of $50.06 million. Under the terms of the Securities Purchase Agreement, up to a total of 15,000,000 Class A Preferred Shares may be sold by the Company (the ‘‘Offering’’). Net proceeds to the Company of the Offering, after deducting offering expenses of $3.62 million were $46.44 million. For these proceeds, the investors also received the right to up to 15,000,000 additional shares from the Company’s principal shareholder if the Company fails to meet certain net income thresholds. See Note 18 for a description of the rights and privileges of the Class A Preferred Shares.

The Company’s holdings are comprised of China Dredging (HK) Company Limited (“China Dredging HK”), a wholly owned subsidiary of the Company (formed on April 26, 2010), Fujian WangGang Dredging Construction Co., Ltd (“Fujian WangGang”) (formed on June 12, 2010), a wholly foreign-owned enterprise of China Dredging HK, and a 50% controlling interest on Fujian Xing Gang Port Service Co., Ltd (“Fujian Service”), an operating company incorporated and operating in PRC. Fujian WangGang acquired a 50% direct ownership interest in Fujian Service on June 29, 2010 whereas the remaining 50% interest in Fujian Service is owned by Wonder Dredging Engineering Limited Liability Company (“Wonder Dredging”). Wonder Dredging was formed on May 10, 2010 by the same owners of Fujian Service at that time. Through various agreements (collectively the “VIE Agreements”), Fujian WangGang has obtained irrevocable management control over both Wonder Dredging and Fujian Service. Through these agreements Fujian WangGang 1) receives substantially all of the economic benefits of Fujian Service’s ongoing operations, 2) has the right to purchase the other 50% interest in Fujian Service from Wonder Dredging for consideration which is equivalent to the net asset value of the latest quarterly report of Fujian Service with the consideration then contributed back to Fujian Service and 3) has the right to receive all other assets of Wonder Dredging with consideration which is equivalent to the net asset value of the latest quarterly report of Fujian Service.

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

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES NOTESTO CONSOLIDATED FINANCIAL STATEMENTS (IN US DOLLARS)

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

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES NOTESTO CONSOLIDATED FINANCIAL STATEMENTS (IN US DOLLARS)

1.	DESCRIPTION OF BUSINESS AND ORGANIZATION (…/Cont’d)

Below is the organization chart in existence as of December 31, 2011:

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

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES NOTESTO CONSOLIDATED FINANCIAL STATEMENTS (IN US DOLLARS)

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

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES NOTESTO CONSOLIDATED FINANCIAL STATEMENTS (IN US DOLLARS)

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

Fujian WangGang is the primary beneficiary of Wonder Dredging

Fujian WangGang has the controlling financial interest, as defined in ASC 810-10-25-38, in Wonder Dredging because it 1) has the power to direct the activities of Wonder Dredging that most significantly impact Wonder Dredging’s economic performance and 2) the obligation to absorb losses of Wonder Dredging that could potentially be significant to Wonder Dredging or the right to receive benefits from Wonder Dredging that could potentially be significant to the Wonder Dredging. Management’s judgment is based on the following:

1)	Power to direct the activities of Wonder Dredging:

a)	Fujian WangGang has the power to direct the activities of Wonder Dredging that most significantly impact Wonder Dredging’s economic performance because the Powers of Attorney give Fujian WangGang all power to control the activities of Wonder Dredging.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES NOTESTO CONSOLIDATED FINANCIAL STATEMENTS (IN US DOLLARS)

1.	DESCRIPTION OF BUSINESS AND ORGANIZATION (…/Cont’d)

Fujian WangGang is the primary beneficiary of Wonder Dredging (…/Cont’d)

1)	Power to direct the activities of Wonder Dredging:

b)	Even if management’s judgment that the Powers of Attorney give Fujian WangGang that power were determined to be incorrect, Fujian WangGang would still have that power through its control of Wonder Dredging’s only significant activity, its ownership of a 50% interest in Fujian Service. Such control is held by Fujian WangGang even without consideration of the Powers of Attorney through i) Wonder Dredging’s inability to transfer the ownership interest in Fujian Service because of the Exclusive Option Agreement and ii) Wonder Dredging’s inability to exercise control over Fujian Service because of Fujian WangGang’s right under the Management Agreement to appoint all Directors of Fujian Service.

2)	Obligation to absorb losses of Wonder Dredging or the right to receive benefits from Wonder Dredging. In its capacity as holder of the Exclusive Option Agreement, Fujian WangGang receives all value of Wonder Dredging’s only material asset, its ownership interest in Fujian Service. Consequently, Fujian WangGang absorbs all losses and receives all benefits of this sole material asset.

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

Fujian Service, which is the operating entity with RMB200,000,000 ($29,002,371 at December 31, 2011) registered capital, was incorporated on January 8, 2008. Fujian Service was originally owned by two individuals, Qing Lin and Panxing Zhuo, with holdings of 91% and 9%, respectively, of the total ownership. Qing Lin and Panxing Zhuo held their ownership interests in Fujian Service as the representatives of the family under an agreement that gave Xinrong Zhuo the exclusive right to make executive decisions and manage Fujian Service.

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

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES NOTESTO CONSOLIDATED FINANCIAL STATEMENTS (IN US DOLLARS)

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

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES NOTESTO CONSOLIDATED FINANCIAL STATEMENTS (IN US DOLLARS)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying audited consolidated financial statements and related notes have been prepared in conformity with accounting principles generally accepted in the United States of America (US GAAP).

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

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES NOTESTO CONSOLIDATED FINANCIAL STATEMENTS (IN US DOLLARS)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(b)	Variable interest entity (…/Cont’d)

The following table shows the assets and liabilities of Wonder Dredging and Fujian Service after eliminating the intercompany balances as of December 31, 2011 and 2010:

	December 31, 2011		December 31, 2010
	Wonder Dredging	Fujian Service	Wonder Dredging	Fujian Service
ASSETS
Cash and cash equivalents	$957,786	$110,535,418	$909,353	$60,555,411
Accounts receivable, net	-	27,020,183	-	12,841,108
Cost and estimated earnings in excess of billings
on contracts in progress	-	14,008,972	-	834,909
Other current assets	-	6,817,900	-	203,337
Property, plant and equipment, net	-	51,131,051	-	40,604,784
Prepaid dredger deposits	-	2,383,260	-	14,764,074
Security deposits	-	48,872,718	-	21,454,545
	$957,786	$260,769,502	$909,353	$151,258,168

LIABILITIES
Accounts payable	$-	$3,653,008	$-	$4,487,373
Income tax payable	-	8,295,538	-	4,833,193
Accrued liabilities and other payables	33	3,608,513	5,911	2,398,015
	$33	$15,557,059	$5,911	$11,718,581

The creditors of Wonder Dredging and Fujian Service do not have recourse against the general creditors of its primary beneficiary or other Group members.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES NOTESTO CONSOLIDATED FINANCIAL STATEMENTS (IN US DOLLARS)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(b)	Variable interest entity (…/Cont’d)

The following table shows the contract revenue, cost of contract revenue, and net income/(loss) of Wonder Dredging and Fujian Service after eliminating the intercompany balances for years ended December 31, 2011 and 2010. This was the only period during the years ended December 31, 2011 and 2010 for which the results of Wonder Dredging and Fujian Service were included in the consolidated Group.

	For the Year Ended		For the Year Ended
	December 31, 2011		December 31, 2010
	Wonder Dredging	Fujian Service	Wonder Dredging	Fujian Service

Contract revenue	$-	$226,953,070	$-	$131,405,665

Cost of contract revenue	$-	$(98,906,986)	$-	$(58,723,528)

Net (loss)/income attributable to the Company	$(2,128)	$90,219,028	$(5,155)	$49,678,234

The following table shows the condensed cash flow activities of Wonder Dredging and Fujian Service for the years ended December 31, 2011 and 2010:

	For the Year Ended December 31, 2011		For the Year Ended December 31, 2010
	Wonder Dredging	Fujian Service	Wonder Dredging	Fujian Service

Net cash (used in)/provided by operating activities	$(8,146)	$68,226,864	$396	$52,999,859
Net cash (used in)/provided by investing activities	-	(27,649,028)	878,876	(30,305,428)
Net cash provided by financing activities	-	5,390,151	-	13,174,083
Net (decrease)/increase in cash	(8,146)	45,967,987	879,272	35,868,514
Effect on change of exchange rates	56,579	4,012,020	30,081	1,343,428
Cash at the beginning of the year	909,353	60,555,411	-	23,343,469
Cash at the end of the year	$957,786	$110,535,418	$909,353	$60,555,411

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES NOTESTO CONSOLIDATED FINANCIAL STATEMENTS (IN US DOLLARS)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(c)	Use of estimates

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

The Company uses United States dollars (“U.S. Dollar” or “US$” or “$”) for financial reporting purposes. The subsidiaries within the Company maintain their books and records in their respective functional currency, Chinese Renminbi (“RMB”) and Hong Kong dollars (“HK$”), being the lawful currency in the PRC and Hong Kong, respectively. Assets and liabilities of foreign subsidiaries are translated at the rate of exchange in effect on the balance sheet date; income and expenses are translated at the average rate of exchange prevailing during the period. The related transaction adjustments are reflected in “Accumulated other comprehensive income/(loss)’’ in the equity section of the Company’s consolidated balance sheet. A summary of exchange rate is as follows:

Renminbi to one US dollar

Rate as of December 31, 2011	6.2939

Average rate for the year ended December 31, 2011	6.4475

Rate as of December 31, 2010	6.6000

Average rate for the year ended December 31, 2010	6.7604

Average rate for the year ended December 31, 2009	6.8303

Hong Kong dollar to one US dollar

Rate as of December 31, 2011	7.7663

Average rate for the year ended December 31, 2011	7.7793

Rate as of December 31, 2010	7.7810

Average rate for the year ended December 31, 2010	7.7700

Average rate for the year ended December 31, 2009	7.7515

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES NOTESTO CONSOLIDATED FINANCIAL STATEMENTS (IN US DOLLARS)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(e)	Cash

Cash consists of cash on hand and at banks.

(f)	Accounts receivable, net

Accounts receivable represent billed under the terms of contracts with customers. There is no amount related to retainage. The Group anticipates collection of all the outstanding balances within 7 to 180 days after completion reports of the contracts are issued. The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing receivable. The Group provides an allowance for estimated uncollectible receivables when events or conditions indicate that amounts outstanding are not recoverable. Outstanding account balances are reviewed individually for collectability. Based on the Group’s assessment of collectability, there has been no allowance for doubtful accounts recognized for the years ended December 31, 2011, 2010 and 2009.

(g)	Revenue recognition and cost and estimated earnings in excess of billings on contracts in progress

The Company recognizes contract revenues under the percentage-of-completion method to determine the appropriate amount to be recognized in a given period. Depending on the nature of contracts, the stage of completion is measured by reference to (a) the proportion of contract costs incurred for work performed to date to estimated total contract costs; (b) the amount of work certified by a site engineer; or (c) the completion of a physical proportion of the contract work. The difference between amounts billed and recognized as revenue is reflected in the balance sheet as either contract revenues in excess of billings or billings in excess of contract revenues. Provisions for estimated losses on contracts in progress are made in the period in which they are identified. In the event that contract revenue cannot be estimated reliably, contract revenue is recognized only to the extent of contract costs incurred that are likely to be recoverable.

Cost and estimated earnings in excess of billings represent amounts of revenue earned under contracts in progress but not billed at the balance sheet date. These amounts become billable according to the contract terms, which usually consider passage of time, and/or completion of the project. As of December 31, 2011 and 2010, cost and estimated earnings in excess of billings on contracts in progress were $14,008,972 and $834,909, respectively.

(h)	Property, plant and equipment

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

The estimated useful lives of the assets are as follows:

Estimated lives
Dredgers	7.5-10
Machinery	5
Office equipment	5

Expenditures for repairs and maintenance, which do not extend the useful life of the assets, are expensed as incurred.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES NOTESTO CONSOLIDATED FINANCIAL STATEMENTS (IN US DOLLARS)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(i)	Impairment of long-lived assets

Based on the Group’s assessment, no triggering events for the testing of long-lived assets for impairment were identified as of December 31, 2011 and 2010.

(j)	Fair value measurements

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

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update “ASU 2010-06” “Fair Value Measurements and Disclosures”. The new guidance clarifies two existing disclosure requirements and requires two new disclosures as follows: (1) a “gross” presentation of activities (purchases, sales, and settlements) within the Level 3 rollforward reconciliation, which will replace the “net” presentation format; and (2) detailed disclosures about the transfers in and out of Level 1 and 2 measurements. This guidance is effective for the first interim or annual reporting period beginning after December 15, 2009, except for the gross presentation of the Level 3 rollforward information, which is required for annual reporting periods beginning after December 15, 2010, and for interim reporting periods thereafter. The Company adopted the amended fair value disclosures guidance on January 1, 2011.

The Group's financial instruments consist principally of cash, accounts receivables, cost and estimated earnings in excess of billings on contracts in progress, accounts payable and accrued liabilities. None of which are held for trading purposes. Pursuant to ASC 820, the fair value of the Group's cash is determined based on “Level 1” inputs, which consist of quoted prices in active markets for identical assets. The Group believes that the carrying amounts of all of the Group's other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations. Also included in the Group’s financial instruments are the contingent liability for a variable number of shares and the derivative liability, both as described in Note 2(p) below. Both of these are carried at the estimated fair value at the balance sheet date using Level 3 inputs. On December 31, 2011, the contingent liability for a variable number of shares expired with no shares due. As a result no liability is included in the balance sheet at that date.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES NOTESTO CONSOLIDATED FINANCIAL STATEMENTS (IN US DOLLARS)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(k)	Income taxes

The Group recognizes interest and penalty related to income tax matters as income tax expense. As of December 31, 2011 and 2010, there was no penalty or interest recognized as income tax expenses.

(l)	Commitments and contingencies

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

The Group’s management has evaluated all such proceedings and claims that existed as of December 31, 2011 and 2010. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Group’s financial position, liquidity or results of operations.

(m)	Economic and political risks

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

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES NOTESTO CONSOLIDATED FINANCIAL STATEMENTS (IN US DOLLARS)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(n)	Pension and employee benefits

Full time employees of the Group participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. Cost for pension and employee benefits of the Group was $78,888 and $39,888 and $34,618 for the years ended December 31, 2011, 2010 and 2009, respectively.

(o)	Segment information

ASC 280 “Segment reporting” establishes standards for reporting information on operating segments in interim and annual financial statements. The Group has only one segment, all of the Group’s operations and customers are in the PRC and all income are derived from the services of dredging. Accordingly, no line of business or geographic information is presented.

(p)	Escrow shares and preferred shares discount

On October 29, 2010, the Company’s controlling shareholder, a company controlled by Mr. Xinrong Zhuo, the Company’s Chairman of the Board of Directors and Chief Executive Officer, placed into escrow 15,000,000 of the Company’s ordinary shares (the “Make-Good Escrow”), pursuant to a securities escrow agreement, for the purpose of providing protection to the investors in the 2010 Private Placement in the event the Company does not achieve certain net income thresholds for the years ended 2010 and 2011. If the Company were not to achieve the thresholds set forth below, holders of the preferred shares would receive additional shares from the Make-Good Escrow, up to the full number of shares held in the Make-Good Escrow. The number of additional shares that may be released to investors in the 2010 Private Placement if the Company fails to meet the Adjusted Net Income targets set forth below is equal to: (Original Invested Shares * (Target EPS/Actual EPS)) — Original Invested Shares. “Actual EPS” means the Adjusted Net Income for fiscal year 2010 or 2011, as applicable, divided by the number of the Company’s fully diluted outstanding shares. “Target EPS” means the performance threshold for the applicable year divided by the number of the Company’s fully diluted outstanding shares. Adjusted Net Income means after-tax net income based on U.S. GAAP, adjusted to exclude (i) non-cash charges associated with the Merger, the 2010 Private Placement and a public offering or other financing by the Company, (ii) expenses related to the release of the escrow shares, and (iii) expenses related to implementation of any of the agreements related to the 2010 Private Placement. Adjusted Net Income for 2010 is calculated by adding the Adjusted Net Income of Fujian Service for the six months ended June 30, 2010 and the Company’s Adjusted Net Income on a consolidated basis for the six months ended December 31, 2010. The pro-rata right to receive shares issuable pursuant to the Make-Good Escrow is based upon the initial preferred shares issued to investors. Shares not distributed from the Make-Good Escrow will be returned to the shareholder that contributed them. The Adjusted Net Income targets for the 2010 and 2011 fiscal years are $48.1 million and $87.0 million, respectively. Adjusted Net Income is Net Income is net income excluding certain expenses including “any non-cash charges incurred as a result of the Financing Transaction, including without limitation, as a result of the issuance and/or conversion of the Preferred Shares, or as a result of the issuance of warrants to any placement agent and its designees in connection with another financing transaction,” For the years ended December 31, 2011 and 2010, Adjusted Net Income was determined as follows:

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES NOTESTO CONSOLIDATED FINANCIAL STATEMENTS (IN US DOLLARS)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(p)	Escrow shares and preferred shares discount (…/Cont’d)

	For the Years Ended
	2011	2010

Net Income	$96,392,261	$48,234,280
Add: Loss on derivative	6,762,079	11,298
Less: Gain on obligation under Make-Good Escrow	(14,101,247)	-
Adjusted Net Income	$89,053,093	$48,245,578

The Company had already achieved the Target EPS for 2010 shortly after the 2010 Private Placement and, at the time believed that it would have sufficient Actual EPS in 2011 such that a substantial majority of the escrow shares would be released back to the shareholder. If the Company had not achieved sufficient Actual EPS for 2011 and had released the escrow shares back to the shareholder, the Company does not believe the fair value of the escrow shares should be recognized as compensation or an expense. According to SEC Staff Announcement Topic No. D-110 (ASC 718-10-S99-2), to overcome the presumption that the release of shares are compensatory, the Company is required to “consider the substance of the arrangement, including whether the arrangement was entered into for purposes unrelated to, and not contingent upon, continued employment. For example, as a condition of a financing transaction, investors may request that specific significant shareholders, who also may be officers or directors, participate in an escrowed share arrangement. If the escrowed shares will be released or canceled without regard to continued employment, specific facts and circumstances may indicate that the arrangement is in substance an inducement made to facilitate the transaction on behalf of the Company, rather than as compensatory. In such cases, the SEC staff generally believes that the arrangement should be recognized and measured according to its nature and reflected as a reduction of the proceeds allocated to the newly-issued securities.”

The Make-Good Escrow was not entered into for purposes related to, or contingent upon, continued employment of the key executive. The sole reason for the Company and Mr. Zhuo’s company to enter into the escrow arrangement was to induce the 2010 Private Placement investors to close the financing transaction. The Make-Good Escrow must still comply with ASC 225-10-S99-3 through S99-4 and reflect the rights granted by Mr. Zhuo to the investors personally as being rights given to the investors by the Company. Therefore, the Company believes the proceeds of the 2010 Private Placement should be treated as being received for a combination of the preferred shares issued to the investors and the contingent right to a variable number of ordinary shares under the Make-Good Escrow. The Company further believes this requires that the 2010 Private Placement proceeds be allocated first to the contingent right to a variable number of shares based on the estimated fair value of that right, with the remaining proceeds allocated to the preferred shares. In effect, Mr. Zhuo’s company would be treated as having contributed, to the Company, a contingent right to a variable number of shares while the Company is treated as having sold an identical right to the 2010 Private Placement investors. Pursuant to ASC 480-10-25-14, the Company’s contingent obligation to deliver a variable number shares sold to the investors is recorded as a liability. It was initially recorded at its $14,101,247 estimated fair value as of December 31, 2010. The effective right to receive an equal number of shares from Mr. Zhuo is not an asset but instead represents a potential future capital contribution. As of December 31, 2011, the Company achieved sufficient Actual EPS that the shareholder was entitled to have all shares released from escrow. As a result the liability was reduced to zero.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES NOTESTO CONSOLIDATED FINANCIAL STATEMENTS (IN US DOLLARS)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(p)	Escrow shares and preferred shares discount (…/Cont’d)

Prospectively from the initial issuance, the Company adjusted the liability for the contingent obligation to deliver a variable number of shares to its estimated fair value at each balance sheet date. Changes to the liability were recorded as gains or losses in the determination of net income. Upon settlement (or cancellation if, as turned out to be the case, the Company met the Target EPS for 2011) the liability would first be adjusted to the fair value of the shares actually delivered. Any difference between that amount, and the amount previously recorded, will be reflected as a gain or loss in the determination of net income. The liability would have then been eliminated with a corresponding increase in additional paid-in capital reflecting the fact that Mr. Zhuo would have been providing the shares to the investors for settlement.

As discussed in Note 18, the holders of the Preferred Shares have the right to receive 20% of the $5.00 purchase price on the second anniversary of issuance if not yet converted. Substantially this is the right to $1.00 per share if the Company fails to have the ordinary shares underlying the preferred both successfully registered with the SEC and listed on a suitable exchange by October 2012. The Company has determined that this contingent right of the holders of the preferred shares is an embedded derivative financial instrument which must, for financial reporting purposes, be separated from the host instrument (i.e., from the preferred shares) and treated as a separate instrument. Proceeds of the 2010 Private Placement were allocated to the derivative liability in an amount equal to its estimated fair value. Prospectively, the derivative liability is adjusted to its estimated fair value at each balance sheet date with changes in its fair value recorded in the Company’s statements of income.

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

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES NOTESTO CONSOLIDATED FINANCIAL STATEMENTS (IN US DOLLARS)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(p)	Escrow shares and preferred shares discount (…/Cont’d)

The Company had estimated the value of the embedded derivative based on the $10,012,987 proceeds that would be paid, discounted at an interest rate of 9.0% and multiplied by 18%, representing the probability, viewed from the time of the 2010 Private Placement, that the underlying ordinary shares would not be registered and listed. The Company believes the 9.0% interest rate, which is consistent with then-effective high-yield rates in US markets, is appropriate for debt in such amount at the parent-company level that is unsecured, illiquid and structurally subordinated to creditor claims at the operating companies (the locus of substantially all of the Company’s assets). The probability of the Company not being registered and listed by October 2012 was estimated to be the same as the actual percentage of all Form F-1 filers in 2009 and 2010 failing to achieve effectiveness of their registration statements. However, the Company’s actual probability of success could differ from that of companies who filed registration statements during the reference period, or an actual market participant could take a different view. The Company believes that, in its case, based on circumstances in the fourth quarter 2010, once its registration statement becomes effective, all other requirements to achieve a national exchange listing would be satisfied or within its control, which would is sufficient to extinguish the embedded derivative. While listing requirements relating to market capitalization are not directly in the Company’s control, the Company should have sufficient market capitalization based on its cash alone to meet requisite listing standards. Even under the lowest 1% tail scenario of the Monte Carlo valuation model discussed above, the Company would have positive net income which should not detract from the value of the cash in determining market capitalization.

As of December 31, 2011, the Company estimated the fair value of the derivative using a revised estimated probability of 90% as of that date of not meeting the listing requirements, or as a permitted alternative, having a sufficiently large public offering. The revised estimate is based on new restrictions placed by significant exchanges on the listing of “reverse merger” companies. They include a requirement that a stock trade over-the-counter for at least one year before listing. There are no data upon which to base an estimate of the likelihood of fulfilling the new requirements and determine the odds of a successful offering in the time frame. The Company, in consultation with its investment banking advisors, has decided to use 90% as the probability of being unable to avoid the obligation to make the payments. Also, discount rate used was decreased to 8.5% reflecting closer maturity date of the potential obligation. The December 31, 2011 present value of the full required payment multiplied by 90% resulted in a $8,279,827 estimated fair value of the derivative. Adjusting the value of the derivative to this amount resulted in a $6,762,079 charge to net income for the years ended December 31, 2011.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES NOTESTO CONSOLIDATED FINANCIAL STATEMENTS (IN US DOLLARS)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(p)	Escrow shares and preferred shares discount (…/Cont’d)

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

The embedded derivative, and the obligation under the Make-Good Escrow are the only instruments held by the Company that is are carried at fair value estimated using Level 3 inputs. The changes in the carrying value of the Level 3 instruments during years ended December 31, 2011 and 2010 was as follows:

	2011	2010

Liability balance b/f	$15,618,995	$-
Additional liabilities entered into the year	-	15,607,697
(Decrease)/increase in liability fair value	(7,339,168)	11,298
Liability balance c/f	$8,279,827	$15,618,995

Reducing the gross proceeds of the 2010 Private Placement by the $14,101,247 allocated to the contingent right to shares pursuant to the Make-Good Escrow and $1,506,450 to the embedded derivative resulted in $34,457,238 being initially allocated to the 10,012,987 preferred shares. This amount was reduced by the $3,621,649 of offering costs relating to the 2010 Private Placement resulting in $30,835,589 initially allocated to the preferred shares. At December 31, 2010, the derivative liability was increased by an additional $11,298 to its estimated fair value of $1,517,748. This resulted in a total derivative loss of $11,298 for the year ended December 31, 2010 as shown on the Company’s statements of income. The 10,012,987 preferred shares are convertible into an equal number of ordinary shares which for which a fair value was estimated to determine if the preferred shares contained a beneficial conversion feature.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES NOTESTO CONSOLIDATED FINANCIAL STATEMENTS (IN US DOLLARS)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(p)	Escrow shares and preferred shares discount (…/Cont’d)

The Company calculated an estimated the fair value of its ordinary shares at the time of the 2010 Private Placement by applying to its trailing earnings the price-earnings ratio equal to the average price-earnings ratio of the only two other public companies (as of fourth quarter 2010) in the dredging industry, the peer companies, after making the adjustments described below. The peer companies, whose trailing price-earnings ratios averaged 10.5, are domiciled in developed countries, specifically the Netherlands and the United States, no single shareholder or group controls the peer companies and their shares are liquid and actively traded. To adjust the price-earnings ratio for the peer companies for differences in the Company’s circumstances, the Company applied two discount factors. The first was a 24.5% discount to reflect the market discount applicable to Chinese companies of scale consistent with that of the Company. The Company determined this discount by calculating the average price-earnings ratio of the 34 U.S.-listed Chinese companies with market capitalizations between $100 million and $400 million and positive 1-year trailing earnings and comparing it with the average price-earnings ratio of the S&P 500 over the time period when the 2010 Private Placement occurred. The Company then applied an additional 40% discount to reflect the lack of marketability and control of the Company as compared with public companies generally. The lack of marketability was based on the fact that none of the Company’s shares were registered and there was no ready market for the shares. The size of the discount needed for lack of marketability was limited by the fact that the Company was a public company through its reverse merger with Chardan Acquisition Corp. and had plans and a clear intention to register its shares and list on an exchange. The control element of the discount was necessary because a majority of the Company’s voting shares are controlled by Mr. Xingrong Zhuo and would continue to be controlled by him based on the Monte Carlo simulation of the shares to be transferred from the Make-Good Escrow.

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

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES NOTESTO CONSOLIDATED FINANCIAL STATEMENTS (IN US DOLLARS)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(p)	Escrow shares and preferred shares discount (…/Cont’d)

The Company updated its value estimate at the end of each interim quarter during the year ended December 31, 2011 by reference to the same two dredging companies. These two companies had a trailing price-earnings ratio for twelve months ended June 30, 2011 of 12.2. The Company lowered this ratio by first applying a 41% discount applicable to Chinese companies based on the ratio at June 30, 2011 between the price-earnings ratio of the 34 Chinese companies to the S&P 500. It was further lowered by the same 40% lack of marketability and control discount used in the fourth quarter 2010 valuation. The result of applying these discounts was a price-earnings ratio of 4.3. The market capitalization was increased by what was estimated to be excess cash at June 30, 2011 as compared to the reference companies and then decreased by the value of the derivative liability. The resulting overall value was divided by the outstanding shares on a fully diluted basis, assuming conversion of all Preferred Shares. Through this method the Company has estimated a fair value of each ordinary share as $6.20 at June 30, 2011.

The estimated $62,080,519 June 30, 2011 fair value of the ordinary shares into which the preferred shares would convert exceeded the redemption value of $50,064,935 redemption price of the preferred shares should the holders elect to redeem. Consequently, in accordance with ASC 470-25-35-7b, the entire $6,135,012 discount that existed at December 31, 2010 was accreted in six months ended June 30, 2011 as an allocation of net income. There was no remaining discount to be accreted after June 30, 2011.

(q)	Shares and Additional Paid-in Capital

The Company’s shares have no par value. The BVI law permits the Board of Directors to pay dividends if 1) in its judgment doing so is in the best interest of the Company and 2) if the Company would remain solvent as defined under BVI law. The Company records the net amounts received for the issuance of preferred shares, to the extent allocable to the preferred shares under U.S. GAAP, in the preferred share account so that it properly reflects the discount from shares’ liquidation preference. The Company further adds any amounts that are required under U.S. GAAP for accretion of the discount or other reasons. In the case of the preferred share issued in the private placement, this required $21,626,203 to be initially recorded as preferred share, with the December 31, 2010 balance adjusted to $43,929,923 and the June 30 and December 31, 2011 balance further adjusted to $50,064,935 its full redemption value. Other capital contributions, irrespective of whether they are for the issuance of share, are recorded in the additional paid-in capital account. The balance sheet account for no par ordinary shares is kept at zero.

(r)	Earnings per ordinary share

Earnings per ordinary share (basic and diluted) is based on the net income attributable to ordinary shareholders divided by the weighted average number of ordinary shares outstanding during each period. Ordinary share equivalents are not included in the calculation of diluted earnings per ordinary share if their effect would be anti-dilutive. As of December 31, 2011, the weighted average outstanding ordinary share equivalents outstanding totaled 10,012,987 consisting of Class A Preferred Shares, all Class A Preferred Shares were used in the calculation of diluted earnings per ordinary share.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES NOTESTO CONSOLIDATED FINANCIAL STATEMENTS (IN US DOLLARS)

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

In June 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No.2011-05, “Comprehensive Income (Topic 220).” This newly issued accounting standard (1) eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity; (2) requires the consecutive presentation of the statement of net income and other comprehensive income; and (3) requires an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income. The amendments’ in this ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income not do the amendments affect how earnings per share is calculated or presented. This ASU applied retrospectively and is effective for fiscal years and interim periods within years beginning after December 15, 2011, which for the Group means January 1, 2012. As this accounting standard only requires enhanced disclosure, the adoption of this standard will not impact the Group’s financial position or results of operations.

3.	CASH

Cash represents cash in bank and cash on hand. Cash as of December 31, 2011 and 2010 were $112,409,544 and $88,532,472, respectively. As of December 31, 2011 and 2010, cash of which $111,954,573 and $66,966,278, respectively, was held, in Renminbi and U.S. dollars on deposits with banks located in the PRC. Renminbi is not a freely convertible currency and the remittance of funds out of the PRC is subject to the exchange restrictions imposed by the PRC government.

Cash is classified by geographical areas is set out as follows:

	2011	2010

Hong Kong	$454,971	$21,566,194
The PRC	111,954,573	66,966,278
	$112,409,544	$88,532,472

Maximum exposure to credit risk	$112,409,544	$88,532,472

Cash is denominated in the following currencies:

	2011	2010

USD	$757,836	$27,041,216
RMB	111,629,193	61,465,283
HKD	22,515	25,973
	$112,409,544	$88,532,472

In the PRC and Hong Kong there are currently no rules or regulations mandated on obligatory insurance of bank accounts. Management believes these financial institutions are of high credit quality.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES NOTESTO CONSOLIDATED FINANCIAL STATEMENTS (IN US DOLLARS)

4.	ACCOUNTS RECEIVABLE, NET

As of December 31, 2011 and 2010, the balance of accounts receivable was $27,020,183 and $12,841,108, respectively, is set out as follows:

December 31, 2011
			Total revenue	Amount		Status of contract
Name of contract		Estimated contract value	recognized in 2011	received in 2011	Accounts receivable	(Completion %)

1. Yantian Port Channel Dredging and Reclamation I	1	1,958,589	1,110,712	1,925,812	-	100%

2. Yantian Port Channel Dredging and Reclamation II		979,294	1,009,728	1,009,728	-	100%

3. Yantian Port Channel Dredging and Reclamation III		1,566,871	1,570,486	1,570,486	-	100%

4. Yantian Port Channel Dredging and Reclamation IV		1,566,871	1,568,568	1,568,568	-	100%

5. Yantian Port Channel Dredging and Reclamation V		3,204,963	3,210,676	3,210,676	-	100%

6. Tangshan Caofeidian Port-Harbour Dredging and Reclamation XII	2	3,232,881	3,234,625	3,234,625	-	100%

7. Tangshan Caofeidian Port-Harbour Dredging and Reclamation XII	2	3,232,881	3,245,364	3,245,364	-	100%

8. Tangshan Caofeidian Port-Harbour Dredging and Reclamation XII	2	2,694,067	2,839,559	2,839,559	-	100%

9. Tangshan Caofeidian Port-Harbour Dredging & Reclamation XIII	3	1,796,045	1,814,410	1,814,410	-	100%

10. Tangshan Caofeidian Port-Harbour Dredging & Reclamation XIII	3	1,796,045	1,807,076	1,807,076	-	100%

11. Tangshan Caofeidian Port-Harbour Dredging & Reclamation XIII	3	1,562,559	1,573,760	1,573,760	-	100%

12. Qinzhou Port Channel Dredging IV		6,080,186	6,086,998	6,086,998	-	100%

13. Qinzhou Port Channel Dredging VII		4,291,896	4,316,942	4,316,942	-	100%

14. Qinzhou Port Channel Dredging IX		1,967,119	2,012,521	2,012,521	-	100%

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES NOTESTO CONSOLIDATED FINANCIAL STATEMENTS (IN US DOLLARS)

4.	ACCOUNTS RECEIVABLE, NET (…/Cont’d)

December 31, 2011
		Total revenue	Amount		Status of contract
Name of contract	Estimated contract value	recognized in 2011	received in 2011	Accounts receivable	(Completion %)

15. Qinzhou Port Channel Dredging X	2,324,777	2,334,319	2,334,319	-	100%

16. Zhanjiang Baoman Jizhuangxing port - Reclamation I	4,303,063	4,391,306	4,391,306	-	100%

17. Zhanjiang Baoman Jizhuangxing port - Reclamation II	7,769,678	7,780,504	7,780,504	-	100%

18. Hainan Yangpu Port Dredging II	2,318,728	2,361,550	2,361,550	-	100%

19. Yingkou Steel Harbour Reclamation I	3,447,848	3,456,760	3,456,760	-	100%

20. Yingkou Steel Harbour Reclamation II	8,710,353	8,730,322	5,459,080	3,271,242	100%

21. Qinzhou Port Channel Dredging V	5,505,235	5,549,640	5,549,640	-	100%

22. Qinzhou Port Channel Dredging VI	1,953,470	1,990,553	1,990,553	-	100%

23. Qinzhou Port Channel Dredging VIII	5,682,823	5,825,009	5,825,009	-	100%

24. Qinzhou Port Channel Dredging XI	3,551,764	3,677,551	3,677,551	-	100%

25. Qinzhou Port Channel Dredging XII	5,682,823	5,711,424	3,550,693	2,160,731	100%

26. Tianjin South Port Industrial Zone Dredging & Reclamation IV	7,196,588	7,302,739	7,302,739	-	100%

27. Tianjin South Port Industrial Zone Dredging & Reclamation V	9,355,564	8,238,528	8,238,528	-	100%

28. Quanzhou Zhonghua New District Reclamation I	3,232,881	3,276,131	3,276,131	-	100%

29. Quanzhou Zhonghua New District Reclamation II	4,669,717	4,755,933	4,755,933	-	100%

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES NOTESTO CONSOLIDATED FINANCIAL STATEMENTS (IN US DOLLARS)

4.	ACCOUNTS RECEIVABLE, NET (…/Cont’d)

December 31, 2011
			Total revenue	Amount		Status of contract
Name of contract		Estimated contract value	recognized in 2011	received in 2011	Accounts receivable	(Completion %)

30. Quanzhou Zhonghua New District Reclamation III		5,208,530	5,161,031	5,161,031	-	100%

31. Panjin Vessels Industrial Base Project II		10,516,014	10,534,161	10,534,161	-	100%

32. Panjin Vessels Industrial Base Project III		10,878,635	10,879,358	5,183,219	5,696,139	100%

33. Fujian Pantang Experimental Area Dredging I	4	982,706	990,884	990,884	-	100%

34. Fujian Pantang Experimental Area Dredging I	4	982,706	987,781	987,781	-	100%

35. Fujian Pantang Experimental Area Dredging II	5	1,023,653	1,024,921	883,182	141,739	100%

36. Fujian Pantang Experimental Area Dredging II	5	1,023,653	1,025,198	867,296	157,902	100%

37. Tangshan Caofeidian Port-Harbour Dredging & Reclamation XV		4,306,786	4,345,731	1,807,137	2,538,594	100%

38. Tangshan Caofeidian Port-Harbour Dredging & Reclamation XVI		5,562,931	5,609,697	1,639,721	3,969,976	100%

39. Shandong Rizhaogang Lanshan Harbour Dredging I		3,964,948	4,107,506	2,714,430	1,393,076	100%

40. Shandong Rizhaogang Lanshan Harbour Dredging II		5,406,747	5,444,776	2,626,779	2,817,997	100%

41. Jiangsu Guohua Chenjiagang Dredging I		2,886,080	2,911,342	2,911,342	-	100%

42. Jiangsu Guohua Chenjiagang Dredging II		6,313,300	6,359,582	2,687,886	3,671,696	100%

43. Fuqing Yuanhong Pier Dredging I		2,330,826	2,334,508	1,133,417	1,201,091	100%

		$173,023,094	$172,500,170	$146,295,087	$27,020,183

Notes:

1.	The contract was commenced in 2010 and completed in January 2011.
2, 3.	Dredgers Xinggangjun #3, #6 and #9 together worked for one project with same customer.
4, 5.	Dredgers Hengshunda #1 and Liya #2 together worked for one project with same customer.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES NOTESTO CONSOLIDATED FINANCIAL STATEMENTS (IN US DOLLARS)

4.	ACCOUNTS RECEIVABLE, NET (…/Cont’d)

December 31, 2010

			Total revenue	Amount		Status of contract
Name of contract		Estimated contract value	recognized in 2010	Received in 2010	Accounts receivable	(Completion %)

1. Zhuhai Gaolan Port Dredging III	1	$1,686,291	$522,002	$522,002	$-	100%

2. Zhuhai Gaolan Port Dredging IV		2,107,863	2,123,125	2,123,125	-	100%

3. Zhuhai Gaolan Port Dredging V		2,891,841	3,022,060	3,022,060	-	100%

4. Zhuhai Gaolan Port Dredging VI		1,182,474	1,199,883	1,199,883	-	100%

5. Oujiang Port Lantian Dredging II	1	7,188,924	803,979	803,979	-	100%

6. Oujiang Port Lantian Dredging III		4,233,477	4,282,649	4,282,649	-	100%

7. Tangshan Caofeidian Dredging and Reclamation I	1	9,316,017	3,269,800	3,269,800	-	100%

8. Tangshan Caofeidian Dredging and Reclamation II	1	11,123,602	3,723,230	3,723,230	-	100%

9. Tangshan Caofeidian Dredging and Reclamation III		10,106,207	10,138,730	10,138,730	-	100%

10. Tangshan Caofeidian Dredging and Reclamation IV		8,907,165	8,921,169	8,921,169	-	100%

11. Tangshan Caofeidian Dredging and Reclamation V		7,965,061	8,000,862	8,000,862	-	100%

12. Tangshan Caofeidian Dredging and Reclamation VI		1,199,041	1,265,383	1,265,383	-	100%

13. Tangshan Caofeidian Dredging and Reclamation VII		1,370,333	1,406,454	1,406,454	-	100%

14. Tangshan Caofeidian Dredging and Reclamation VIII		1,370,333	1,385,751	1,385,751	-	100%

15. Tangshan Caofeidian Dredging and Reclamation IX		1,884,208	1,961,333	1,370,836	590,497	100%

16. Tangshan Caofeidian Dredging and Reclamation X		2,226,791	2,255,933	1,619,452	636,481	100%

17. Tangshan Caofeidian Dredging and Reclamation XI		2,226,791	2,269,310	1,619,588	649,722	100%

18. Qinzhou Port Channel Dredging I		1,354,949	1,367,145	1,367,145	-	100%

19. Qinzhou Port Channel Dredging II		3,240,489	3,278,074	2,356,958	921,116	100%

20. Qinzhou Port Channel Dredging III		2,864,180	2,930,412	1,203,453	1,726,959	100%

21. Zhanjiang Steel Base Dredging and Reclamation I		13,706,290	13,766,653	13,766,653	-	100%

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES NOTESTO CONSOLIDATED FINANCIAL STATEMENTS (IN US DOLLARS)

4.	ACCOUNTS RECEIVABLE, NET (…/Cont’d)

December 31, 2010

		Total revenue	Amount		Status of contract
Name of contract	Estimated contract value	recognized in 2010	received in 2010	Accounts receivable	(Completion %)

22. Zhanjiang Steel Base Dredging and Reclamation II	7,521,744	7,562,211	7,562,211	-	100%

23. Guohua Taidian Coal Port Dredging I	1,389,859	1,400,272	1,400,272	-	100%

24. Hainan Yangpu Port Dredging I	4,422,815	4,442,077	2,307,346	2,134,731	100%

25. Tianjin South Port Industrial Zone Dredging and Reclamation I	6,427,075	6,439,226	6,439,226	-	100%

26. Tianjin South Port Industrial Zone Dredging and Reclamation II	2,591,563	2,594,554	2,594,554	-	100%

27. Tianjin South Port Industrial Zone Dredging and Reclamation III	4,804,449	4,886,953	1,770,347	3,116,606	100%

28. Jingtang Port Channel Dredging I	4,771,315	4,825,986	4,825,986	-	100%

29. Jingtang Port Channel Dredging II	1,363,233	1,375,678	1,375,678	-	100%

30. Jingtang Port Channel Dredging III	1,704,041	1,718,233	1,718,233	-	100%

31. Qingdao Port Channel Dredging I	5,773,623	5,775,020	5,775,020	-	100%

32. Panjin Vessels Industrial Base Project I	10,720,963	10,739,467	7,674,471	3,064,996	100%

33. Tonggu Channel, Shenzhen West Port Public Dredging and Reclamation I	932,341	936,951	936,951	-	100%

	$150,575,348	$130,590,565	$117,749,457	$12,841,108

Note:

1.	The contract was commenced in 2009 and completed in 2010.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES NOTESTO CONSOLIDATED FINANCIAL STATEMENTS (IN US DOLLARS)

4.	ACCOUNTS RECEIVABLE, NET (…/Cont’d)

Most of the Group’s customers are state-owned companies of China. There is no credit term, customers settle the balances according to percentage of completion of contracts and the date of settlement has been specified in the contracts. The Group believes all outstanding balances can be fully collected within 7 to 180 days after the completion of contracts and project completed reports issued, therefore, no provision on allowance for doubtful accounts was provided as of December 31, 2011 and 2010.

5.	COST AND ESTIMATED EARNINGS IN EXCESS OF BILLINGS ON CONTRACTS IN PROGRESS

Cost and estimated earnings in excess of billings on contracts in progress represent amounts of revenue earned under contracts in progress but not billed at the balance sheet date. These amounts become billable according to the contract terms, which usually consider passage of time, and/or completion of the project. As of December 31, 2011 and 2010, the balance of cost and estimated earnings in excess of billings on contracts in progress was $14,008,972 and $834,909, respectively. Cost and estimated earnings in excess of billings on contracts in progress include the following:

December 31, 2011
						Status of
Name of contract		Estimated contract value	Total revenue recognized in 2011	Amount received in 2011	earnings in excess of billings	contract (Completion %)

1. Yingkou Steel Harbour Reclamation III		$7,440,093	$2,534,537	$1,462,478	$1,072,059	34%

2. Tangshan Caofeidian Port-Harbour Dredging & Reclamation XIV	1	21,962,001	16,501,503	13,096,072	3,405,431	75%

3. Tangshan Caofeidian Port-Harbour Dredging & Reclamation XIV	1	21,962,001	16,501,503	13,096,072	3,405,431	75%

4. Tangshan Caofeidian Port-Harbour Dredging & Reclamation XIV	1	18,301,667	13,751,253	10,913,394	2,837,859	75%

5. Zhuhai Gaolan Port Dredging VII		4,462,970	3,955,814	1,905,398	2,050,416	89%

6. Fuqing Yuanhong Pier Dredging II		1,792,943	1,208,288	-	1,237,776	67%

		$75,921,675	$54,452,898	$40,473,414	$14,008,972

Note:

1.	Dredgers, Xinggangjun #3, #6 and #9 together worked for one project with same customer.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES NOTESTO CONSOLIDATED FINANCIAL STATEMENTS (IN US DOLLARS)

5.	COST AND ESTIMATED EARNINGS IN EXCESS OF BILLINGS ON CONTRACTS IN PROGRESS (…/Cont’d)

December 31, 2010
Name of contract	Estimated contract value	Total revenue recognized in 2010	Amount received in 2010	Cost and estimated earnings in excess of billings	Status of contract (Completion %)

Yantian Port Channel Dredging and Reclamation I	$1,867,937	$815,100	$-	$834,909	44%

The following schedule summarizes changes in backlog on contracts during the year ended December 31, 2011. Backlog represents the amount of revenue Fujian Service expects to realize from work to be performed pursuant to contractual agreements on projects in progress and on projects for which work has not yet begun.

Backlog balance at December 31, 2010	$62,310,751
New contracts entered during the year ended December 31, 2011	220,006,390
Add: Adjustment of contracts due to change of orders during the year	331,734
Adjusted contract amount at December 31, 2011	282,648,875
Less: Contract revenue earned during the year ended December 31, 2011	(226,953,070)
Backlog balance at December 31, 2011	$55,695,805

There were two contracts included in the backlog as of December 31, 2010, in March 2011, the customers of these two contracts requested the Group's subsidiary, Fujian Service, to work on other projects which were on higher priority. Due to these requests, these two one-year contracts had been replaced by shorter term contracts in 2011. However, the customers have promised the Group that they will provide the Group the same level of work as the replaced contracts. Due to these promises, the backlog was not adjusted but would be reduced by completion of the shorter term contracts as of December 31, 2010 and was not deducted from the backlog as of December 31, 2011.

6.	PREPAID EXPENSES

Prepaid expenses as of December 31, 2011 and 2010 consisted of the following:

	2011	2010

Prepaid expenses	$4,767,072	$-

Prepaid expenses represent amounts prepaid to suppliers for the purchases of consumable parts.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES NOTESTO CONSOLIDATED FINANCIAL STATEMENTS (IN US DOLLARS)

7.	INVENTORIES

The Group provides dredging services for its customers in the PRC. Inventories consist of consumable parts which are used for dredging projects. As of December 31, 2011 and 2010, the balance of inventories was $2,048,158 and $202,213, respectively.

8.	OTHER RECEIVABLES

Other receivables as of December 31, 2011 and 2010 consisted of the following:

	2011	2010

Social insurance prepaid for staff	$3,242	$1,124
Deposits	122	122
	$3,364	$1,246

Other receivables include social insurance prepaid for staff's portion by the Group, this amount will be directly deducted from staff's salaries and it is interest free.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES NOTESTO CONSOLIDATED FINANCIAL STATEMENTS (IN US DOLLARS)

9.	PREPAID DREDGER DEPOSITS AND CAPITAL COMMITMENTS

(a)	Prepaid dredger deposits

Prepaid dredgers deposits as of December 31, 2011 and 2010 consisted of the following:

	2011	2010

Non-related party	$23,038,180	$2,272,727
Related party	-	12,491,347
	$23,038,180	$14,764,074

Prepaid dredgers at December 31, 2011 represent deposits of two new dredgers before delivery. The Group paid deposits for the acquisition of two dredgers which will be used for the expansion of dredging operations. The total expected cost of the two dredgers is approximately $31.8 million and $41.3 million respectively, both of dredgers will be delivered on or before May 31, 2012 and before December 2012 respectively (see below Note 9(b)).

(b)	Capital commitments

The Group had the following capital commitments as of December 31, 2011:

Contracted, but not provided for:-
Acquisition of dredgers, net of deposit paid	$50,048,460

On May 20, 2009, the Company's subsidiary, Fujian Service, entered into a dredger purchase contract with Yiyang Zhonghai Vellel LLC (“Yiyang”), a non-related party of the Group. According to the dredger purchase contract, the Group paid a deposit of 7.5%, or $2,383,260 (RMB15 million), of the total purchase price on June 2, 2009. The balance due on the dredger amounted to $29,393,540 (RMB185 million), payable in 4 installments:

Payment Due Date
(end of month after delivery)	Payment Amount

August 31, 2012	$8,818,062
November 30, 2012	7,348,385
February 28, 2013	7,348,385
May 31, 2013	5,878,708
$29,393,540

The dredger is expected to be delivered to the Group on or before May 31, 2012.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES NOTESTO CONSOLIDATED FINANCIAL STATEMENTS (IN US DOLLARS)

9.	PREPAID DREDGER DEPOSITS AND CAPITAL COMMITMENTS (…/Cont’d)

On May 11, 2011, the Company’s subsidiary, Fujian WangGang entered into another construction contract with Yiyang to build one 3,800 cubic meter per hour cutter suction dredger. Construction is expected to take approximately 18 months. Delivery of the dredger is expected in or before December 2012. The contract price for building the dredger is approximately $41.3 million (RMB260 million), subject to certain conditions including actual building cost incurred. According to the dredger purchase contract, the Company should pay a deposit of 50%, or $20,654,920 (RMB130 million), of the total purchase price within one month after the contract signed. As of December 31, 2011, the Company paid $20,654,920 (RMB130 million). The balance due on the dredger amounted to $20,654,920 (RMB130 million), payable in three installments:

	Percentage of
Payment Due Date	total contract sum	Payment Amount

Within 7 days after the completion of main hull of the dredger	20%	$8,261,968
Within 7 days after the dredger launched	20%	8,261,968
Before delivery of the dredger after the completion of mooring trial	10%	4,130,984
		$20,654,920

10.	SECURITY DEPOSITS

The Group’s security deposits represent amounts on deposit with the owners of dredgers leased by the Company’s subsidiary, Fujian Service. Such amounts will be returned to Fujian Service when the corresponding leases end. Security deposits were $48,872,718 and $21,454,545 as of December 31, 2011 and 2010, respectively.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES NOTESTO CONSOLIDATED FINANCIAL STATEMENTS (IN US DOLLARS)

11.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of December 31, 2011 and 2010 consisted of the following:

	2011	2010

Dredgers	$71,921,019	$54,235,409
Machinery	40,817	38,924
Office equipment	7,870	7,504
	71,969,706	54,281,837
Less: Accumulated depreciation	(20,838,655)	(13,677,053)
	$51,131,051	$40,604,784

Total depreciation expenses of the Group for the years ended December 31, 2011, 2010 and 2009 were $7,161,602, $5,038,074 and $4,952,236, respectively, of which $7,160,142, $5,037,318 and $4,951,518, respectively, was included in cost of revenue.

As of December 31, 2011, the Group owned four dredgers. As of December 31, 2011 and 2010, the total net book value of the dredgers was $51,100,311 and $40,567,273, respectively.

12.	ADVANCE FROM RELATED COMPANIES

Advance from related companies as of December 31, 2011 and 2010 consisted of the following:

	2011	2010
Name of related company
Fujian Gangjun Construction Co., Ltd	$953	$909
Fujian Yihai Investment Co., Ltd	12,711	-

	$13,664	$909

The legal representative, Kongliang Chan, of Fujian Gangjun Construction Co., Ltd is also one of key management of Fujian Service. The balance is unsecured, non-interest-bearing and has no repayment term.

One of the legal representatives, Lifei Zeng, of Fujian Yihai Investment Co., Ltd, is a relative of Qing Lin who is one of owners of Wonder Dredging. The balance is unsecured, non-interest-bearing and has no repayment term.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES NOTESTO CONSOLIDATED FINANCIAL STATEMENTS (IN US DOLLARS)

13.	INCOME TAXES

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

A reconciliation of the expected income tax expense to the actual income tax expense for the years ended December 31, 2011, 2010 and 2009 was as follows:

	For the Years Ended December 31,
	2011	2010	2009

Income before tax	$126,499,331	$64,790,676	$38,361,249

Expected PRC income tax expense at statutory tax rate of 25%	$31,624,833	$16,197,669	$9,590,312
Add: Non tax deductible expenses	2,061,017	361,231	-
Less: Non-taxable income	(3,565,386)	-	-
Effect of exchange rate	(13,394)	(2,504)	6,339
Actual income tax expense	$30,107,070	$16,556,396	$9,596,651

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

For the year ended December 31, 2011, 2010 and 2009, there was no unrecognized tax benefit. Management does not anticipate any potential future adjustments in the next twelve months which would result in a material change to its financial tax position. As of December 31, 2011 and 2010, the Group did not accrue any interest and penalties.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES NOTESTO CONSOLIDATED FINANCIAL STATEMENTS (IN US DOLLARS)

14.	ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables as of December 31, 2011 and 2010 consisted of the following:

	2011	2010

Accrued salaries and wages	$127,140	$90,380
Accrued staff benefits	209,373	154,279
Other tax payables	1,692,618	42,758
Accrued outsourced dredger services and labor	1,548,722	2,082,954
Other payables	467,374	218,230

	$4,045,227	$2,588,601

Other tax payables represent payables other than income tax which consist of business tax, individual salary tax, stamp duty, embankment tax and other small local taxes. Business tax was 3% - 5% of revenue recognized, as of December 31, 2011 and 2010, and other tax payables included $1,674,116 and $28,835 of business tax payable, respectively.

15.	RELATED PARTY TRANSACTIONS

Operating lease commitments

The Company’s VIE, Fujian Service, entered into an office rental agreement in 2008 with Ping Lin, a relative of one of the former owners, Qing Lin, from January 1, 2008 to December 31, 2009. This agreement has been renewed and extended the period from January 1, 2010 to December 31, 2015. Fujian WangGang and Wonder Dredging also entered into office rental agreements in 2010 with Ping Lin from June 10, 2010 to June 9, 2011 and May 1, 2010 to April 30, 2011, respectively. The office rental agreements between Fujian WangGang and Ping Lin, and Wonder Dredging and Ping Lin have been renewed and extended the period from June 10, 2011 to June 9, 2012 and May 1, 2011 to April 30, 2012, respectively. Office rental paid for the years ended December 31, 2011, 2010 and 2009 was as follows:

		For the Years Ended
Type	Name of related party	2011	2010	2009
Office rental	Ping Lin	$25,527	$11,653	$8,872
Hire charge of dredger	Fujian Lutong Highway Engineering Construction Co., Ltd	-	1,035,442	1,024,845
Hire charge of crew	Fujian Lutong Highway Engineering Construction Co., Ltd	-	532,513	527,063
		$25,527	$1,579,608	$1,560,780

Hire charges of dredger and crew are included as part of the cost of revenue. Office rental is included in the general and administrative expenses.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES NOTESTO CONSOLIDATED FINANCIAL STATEMENTS (IN US DOLLARS)

15.	RELATED PARTY TRANSACTIONS (…/Cont’d)

Operating lease commitments (…/Cont’d)

The total future minimum lease payments under non-cancellable operating leases with respect to office as of December 31, 2011 were payable to the related party as follows:

Office rental
For the years ended December 31,
2012	$12,517
2013	12,517
2014	12,517
2015	12,517
2016	-
$50,068

Operating lease commitments for both related parties commitments and non-related parties commitments is summarized in Note 17.

16.	CERTAIN RISKS AND CONCENTRATIONS

(a)	Credit risk

As of December 31, 2011, a substantial portion part of the Group’s cash included bank deposits in accounts maintained within the PRC where there is currently no rule or regulation in place for obligatory insurance to cover bank deposits in the event of bank failure. However, the Group has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts.

(b)	Major customers

 Customers accounting for 10% or more of the Group’s revenues were as follows:

	For the Years Ended December 31,
	2011	2010	2009

Customer A *	33.5%	36.4%	16.6%
Customer B *	12.9%	20.7%	32.2%
Customer C	10.0%	-	-
Customer D	-	10.6%	-
Customer E *	-	10.4%	-
Customer F	-	-	40.3%
Customer G	-	-	10.9%
	56.4%	78.1%	100.0%

*Indicates customers under control of a common parent company.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES NOTESTO CONSOLIDATED FINANCIAL STATEMENTS (IN US DOLLARS)

16.	CERTAIN RISKS AND CONCENTRATIONS (…/Cont’d)

(c)	Major suppliers

Suppliers accounting for 10% or more of the Group’s total purchases were as follows:

	For the Years Ended
	December 31,
	2011	2010	2009

Supplier A	25.3%	18.0%	-
Supplier B	18.6%	21.3%	-
Supplier C	14.0%	21.3%	-
Supplier D	11.4%	22.4%	64.5%
Supplier E	-	-	30.4%
	69.3%	83.0%	94.9%

The Group is dependent on third-party consumable parts manufacturers for all of its supply of dredging consumable parts. For the years ended December 31, 201, 2010 and 2009, products purchased from the Group's three largest suppliers accounted for 57.9%, 65.0% and 100.0% of product purchases, respectively. The Group is dependent on the ability of its suppliers to provide products on a timely basis and on favorable pricing terms. The loss of certain principal suppliers or a significant reduction in product availability from principal suppliers could have a material adverse effect on the Group. The Group believes that its relationships with its suppliers are satisfactory, and the Group has never experienced inadequate supply from suppliers.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES NOTESTO CONSOLIDATED FINANCIAL STATEMENTS (IN US DOLLARS)

17.	OPERATING LEASE COMMITMENTS

The total future minimum lease payments under non-cancellable operating leases with respect to dredgers, crew, consumable parts and office as of December 31, 2011 were payable as follows:

	Hire charge of dredgers	Hire charge of crew	Consumable parts supply	Office rental	Total
For the years ended December 31,

2012	$15,522,218	$4,832,601	$40,283,499	$12,517	$60,650,835

2013	7,432,527	2,540,058	18,942,062	12,517	28,927,164

2014	2,131,694	918,593	3,945,619	12,517	7,008,423

2015	754,699	571,982	-	12,517	1,339,198

2016	-	-	-	-	-
	$25,841,138	$8,863,234	$63,171,180	$50,068	$97,925,620

Rental expenses under non-cancellable operating leases arrangements for the years ended December 31, 2011, 2010 and 2009 was $19,922,463, $9,847,333 and $3,186,476, respectively. $25,527, $1,579,608 and $1,560,780 of the rental expenses was paid to the related parties for the years ended December 31, 2011, 2010 and 2009, respectively (see Note 15).

The operating lease commitments below include both the related parties commitments and non-related parties commitments. The total future lease payments as of December 31, 2011 is summarized as follows:

		Hire charge	Hire charge	Consumable
	Note	of dredgers	of crew	parts supply	Office rental	Total

Related parties commitments	15	$-	$-	$-	$50,068	$50,068

Non-related parties commitments		25,841,138	8,863,234	63,171,180	-	97,875,552

		$25,841,138	$8,863,234	$63,171,180	$50,068	$97,925,620

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES NOTESTO CONSOLIDATED FINANCIAL STATEMENTS (IN US DOLLARS)

18.	CLASS A PREFERRED SHARES

Each Class A Preferred Share is automatically convertible into one of the Company’s ordinary shares, which the Company calls the Conversion Ratio, upon occurrence of both of the following: (a) the registration of the underlying ordinary shares is declared effective by the SEC or other applicable regulatory authority designed by the holders of a majority of the preferred shares pursuant to the terms of the registration rights agreement with such holders, or the underlying ordinary shares become freely tradable in the United States or pursuant to any available exemption; and (b) the commencement of the trading of the Company’s ordinary shares on a national U.S. stock exchange or such other recognized international exchange as the holders of a majority of preferred shares may approve. The Conversion Ratio is subject to proportional adjustment for share splits, divisions, share dividends, recapitalization and similar transactions. Each preferred share is also convertible into one of the Company’s ordinary shares at the opinion of the holder at any time prior to automatic conversion.

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

If an Automatic Conversion does not occur by the second anniversary of the closing of the October 2010 Private Placement, holders of the Preferred Shares shall have the right to receive a payment equal to 20% of $5.00 per Class A Preferred Share. If such payment is due and remains unpaid at the time of an Automatic Conversion, the holders may, at the sole discretion of the Company , choose to receive this payment in ordinary shares, in lieu of cash, at a purchase price of $5.00 per share. The holders also have the right, between the second and third anniversary of the closing, if the shares have not been converted, to demand the redemption of their share for $5.00 per share.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES NOTESTO CONSOLIDATED FINANCIAL STATEMENTS (IN US DOLLARS)

19.	SHAREHOLDERS' EQUITY

(a)	Contributed capital

In connection with the purchase of the 50% interest of Fujian Service by Fujian WangGang, the shareholders of Wonder Dredging (being the same shareholders of Fujian Service at the time) were entitled, pursuant to the purchase agreement, to declare and be paid all of the retained earnings of Fujian Service from its inception through March 31, 2010, as a dividend, which amounted to $51,087,387. As described in the annual financial statements, the shareholders, pursuant to an agreement, held their interests as the representatives of a family includes the Company’s Chief Executive Officer, Mr. Xinrong Zhuo. Such shareholders also committed to contribute all such dividends back into the Company as a capital contribution along with an allocation to its statutory reserves. Such contribution of dividends has been recorded first as a payment of a $10,982,735 subscription receivable and the $40,104,652 balance as additional paid-in capital.

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

The Company’s shares have no par value. The BVI permits the Board of Directors to pay dividends if 1) in its judgment doing so is in the best interest of the Company and 2) if the Company would remain solvent as defined under BVI law. The Company records the net amounts received for the issuance of preferred share, to the extent allocable to the preferred shares under U.S. GAAP, in the preferred shares account. Other capital contributions, irrespective of whether they are for the issuance of shares, are recorded in the additional paid-in account. The balance sheet account for no par ordinary shares is kept at zero.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES NOTESTO CONSOLIDATED FINANCIAL STATEMENTS (IN US DOLLARS)

19.	SHAREHOLDERS' EQUITY (…/Cont’d)

(b)	Retained earnings and statutory reserves

Retained earnings and statutory reserves as of December 31, 2011 and 2010 consisted of the following:

	2011	2010

Retained earnings	$98,559,096	$13,392,884

Statutory reserves	$15,386,316	$10,295,279

Fujian Service, Fujian WangGang and Wonder Dredging, which are located and operate in the PRC, are required to transfer 10% of their net profits after income tax, as determined in accordance with the PRC accounting rules and regulations. Appropriation to the statutory reserve by the Group is based on profit arrived at under PRC accounting standards for business enterprises for each year. The statutory reserves of the Group represent the statutory reserves of Fujian Service, Fujian WangGang and Wonder Dredging as required under the PRC law.

The profit arrived at must be set off against any accumulated losses sustained by the Group in prior years, before allocation is made to the statutory reserve. Appropriation to the statutory reserve must be made before distribution of dividends to shareholders. The appropriation is required until the statutory reserve reaches 50% of the shareholders' equity. This statutory reserve is not distributable in the form of cash dividends.

20.	CONDENSED PARENT COMPANY FINANCIAL INFORMATION

For the purpose of preparing these supplemental condensed parent company (unconsolidated) financial statements, the Company records its investment in subsidiaries under the equity method of accounting as prescribed in ASC Topic 323, “Investments - Equity Method and Joint Ventures”. Such investment and long-term loans to subsidiaries are presented on the balance sheet as “Investments in subsidiaries” and the income of the subsidiaries is presented as “Equity in income of subsidiaries” on the statements of income.

These supplemental condensed parent company (unconsolidated) financial statements should be read in conjunction with the notes to the Company’s Consolidated Financial Statements. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

As of December 31, 2011, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except as separately disclosed in the Company’s Consolidated Financial Statements, if any.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES NOTESTO CONSOLIDATED FINANCIAL STATEMENTS (IN US DOLLARS)

20.	CONDENSED PARENT COMPANY FINANCIAL INFORMATION (…/Cont’d)

CONDENSED BALANCE SHEETS

	As of December 31,	As of December 31,
	2011	2010
Assets
Cash	$437,324	$21,509,633
Other receivables	122	122
Investments in subsidiaries	267,289,072	145,992,195
Total assets	$267,726,518	$167,501,950

Liabilities and equity
Current liabilities
Accrued liabilities and other payables	$434,713	$176,675
Derivative liability	8,279,827	-
Total current liabilities	8,714,540	176,675

Non-current liabilities
Contingent liability for a variable number of shares	-	14,101,247
Derivative liability	-	1,517,748
Total non-current liabilities	-	15,618,995
Total liabilities	8,714,540	15,795,670

Class A Preferred Shares, no par value; 25,000,000 shares authorized; 10,012,987 shares issued and outstanding (liquidation preference $50,064,935, less $0 and $6,135,012 discount, respectively) as of December 31, 2011 and 2010	50,064,935	43,929,923

Shareholders’ equity
Total shareholders’ equity	208,947,043	107,776,357

Total liabilities and equity	$267,726,518	$167,501,950

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES NOTESTO CONSOLIDATED FINANCIAL STATEMENTS (IN US DOLLARS)

20.	CONDENSED PARENT COMPANY FINANCIAL INFORMATION (…/Cont’d)

CONDENSED STATEMENTS OF INCOME

	For the Years Ended December 31,
	2011	2010

General and administrative expenses	$(1,249,180)	$(2,005,780)
Other income	7,339,168	-
Equity income of subsidiaries	90,302,273	50,240,060
Net income	$96,392,261	$48,234,280

CONDENSED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2011	2010

Net cash used in operating activities	$(991,142)	$(1,022,324)
Net cash used in investing activities	(20,140,000)	(23,908,485)
Net cash provided by financing activities	55,990	46,443,286
Effect of exchange rate changes on cash	2,843	(2,844)
Cash at the beginning of the year	21,509,633	-
Cash at the end of the year	$437,324	$21,509,633

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES NOTESTO CONSOLIDATED FINANCIAL STATEMENTS (IN US DOLLARS)

21.	CONTINGENCIES

Registration rights agreement

In connection with its private placement, the Company entered into a registration rights agreement pursuant to which it agreed to use its best efforts to file within 60 days of the date after which the Company would no longer accept funds for the purchase of preferred shares (such 60-day deadline, the "Filing Deadline") a registration statement with the SEC to register the sale by the Company of its ordinary shares by means of a firm commitment underwritten offering and to register for resale (i) the ordinary shares underlying the preferred shares issued in the private placement, (ii) the 15,000,000 shares held in the Make-Good Escrow, (iii) 37,177,323 ordinary shares held by certain of its founding shareholders which are not part of the Make-Good Escrow and (iv) the 500,000 shares issued to its placement agent pursuant to the Merger Agreement. If the registration statement covering these securities is not filed by the Filing Deadline or not declared effective by the SEC within 180 days of the Filing Deadline (such 180-day deadline, the ‘‘Effectiveness Deadline’’), subject to certain exceptions, liquidated damages of 0.3% of the purchase price per month will accrue and will be payable in cash on a monthly basis, provided that in no event shall the amount of liquidated damages payable at any time to any holder of preferred shares exceed 10% of the amount of such holder’s initial investment in the private placement. According to this formula, the monthly liquidated damages to be paid would amount to $150,195 per month and the maximum payments would total $5,006,494.

Under the registration rights agreement, the Filing Deadline was February 21, 2011 and the Effectiveness Deadline has been extended from August 22, 2011 to January 31, 2012. The registration was declared effective on February 2, 2012. The investors have waived any claim for liquidated damages for the two-day delay. As of the date of issuance of these financial statements, the Company knows that it has met the deadline and has assessed the likelihood of any liquidated damages becoming payable under the registration rights agreement and believed that the likelihood was not probable. Consequently, no liability or expense was recorded as of December 31, 2011 for liquidated damages under the registration rights agreement.

